5/19

03024606

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier International Holdings Limited

*CURRENT ADDRESS 22/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4203 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: 852-2318 1818 傳真: 852-2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1818 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669

Ref: CSD-L075-03

May 10, 2003
Exemption No. #82-4203

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

03 MAY 19 AM 7:21

Attn: Mr Elliot Staffin

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the announcements and circulars issued by the Company since 1998 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post.
by fax (852-2757-5669)

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Acknowledge Receipt :

Kan Ka Hon
Director

Date ______________

Encl

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: 852-2318 1818 傳真: 852-2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1818 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

FAX: (852) 2757 5669

Ref: CSD-L095-03

June 6, 2003
Exemption No. #82-4203

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

SUPPL

03 JUN -9 7:21

Attn: Mr Elliot Staffin

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement jointly issued by the Company and Chevalier iTech Holdings Limited dated June 5, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Acknowledge Receipt :

Kan Ka Hon
Director

Date ____________

Encl
NK/AM/nc

其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話: 852-2318 1228 傳真: 852-2757 5138 網址: http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L096-03

June 6, 2003
Exemption No. #82-4201

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement jointly issued by the Company and Chevalier International Holdings Limited dated June 5, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

Encl
NK/AM/ng

Acknowledge Receipt :

Date ____________

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: 852-2318 1818 傳真: 852-2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1818 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L095-03

June 6, 2003
Exemption No. #82-4203

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement jointly issued by the Company and Chevalier iTech Holdings Limited dated June 5, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl
NK/AM/nc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Chevalier International Holdings Limited
(incorporated in Bermuda with limited liability)

Chevalier iTech Holdings Limited
(incorporated in Bermuda with limited liability)

PROPOSED CONSOLIDATION OF SHARES

Shares consolidation of CIHL and CiTL will become effective on 6 June, 2003.

Further to the joint announcement of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 30 April, 2003 (the "Previous Announcement"), the respective board of directors of CIHL and CiTL announce that the CIHL Shares Consolidation and the CiTL Shares Consolidation have been approved by shareholders at the respective special general meeting held on 5 June, 2003 and the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted listing of, and permission to deal in, the CIHL New Shares and the CiTL New Shares (both terms as defined below). Terms used in this announcement shall have the same meanings as set out in the Previous Announcement.

Accordingly, with effect from 6 June 2003 (Hong Kong time),

(i) every 5 issued and unissued ordinary shares of HK$0.25 each in the capital of CIHL ("CIHL Existing Shares") into one new ordinary share of HK$1.25 each in the capital of CIHL ("CIHL New Shares"); and

(ii) every 5 issued and unissued ordinary shares of HK$0.10 each in the capital of CiTL ("CiTL Existing Shares") into one new ordinary share of HK$0.50 each in the capital of CiTL ("CiTL New Shares").

Set out below the trading arrangement in respect of the shares consolidations:-

Expected timetable

	2003
Effective date of the consolidation	Friday, 6 June
Original counters for trading in existing shares in the form of existing share certificates in board lots of 2,000 CIHL Existing Shares (pink) and 4,000 CiTL Existing Shares (dark blue) temporarily close	9:30 a.m. on Friday, 6 June
Temporary counters for trading in new shares in the form of existing share certificates in board lots of 400 CIHL New Shares (pink) and 800 CiTL New Shares (dark blue) open	9:30 a.m. on Friday, 6 June
Original counters for trading in new shares in the form of new share certificates in board lots of 2,000 CIHL New Shares (red) and 4,000 CiTL New Shares (green) reopen	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates for CIHL and CiTL and new share certificates commences	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Monday, 14 July
Temporary counters for trading in new shares in the form of existing share certificates in board lots of 400 CIHL New Shares (pink) and 800 CiTL New Shares (dark blue) close	4:00 p.m. on Monday, 14 July
Matching service for the sale and purchase of odd lots of new shares	from Friday, 20 June to Monday, 14 July
Free exchange of existing share certificates for new share certificates for new shares	from Friday, 6 June to Thursday, 17 July

Board lot

The existing board lot of shares of CIHL and CiTL for trading on the Stock Exchange will remain unchanged upon the respective consolidation becomes effective.

Free exchange of new share certificates

New share certificates will be issued in board lots of 2,000 CIHL New Shares (coloured red) and board lots of 4,000 CiTL New Shares (coloured green). Share certificates of CIHL Existing Shares (coloured pink) and CiTL Existing Shares (coloured dark blue) can be submitted to CIHL or CiTL's Hong Kong Branch Share Registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the existing share certificates for CIHL Existing Shares and CiTL Existing Shares will remain effective as documents of title, on the basis of 5 CIHL Existing Shares for 1 CIHL New Share and 5 CiTL Existing Shares for 1 CiTL New Share, and may be exchanged for new share certificates for the CIHL New Shares and CiTL New Shares respectively at any time on payment of a prescribed fee not exceeding the permitted levels under the Rules Governing the Listing of Securities on the Stock Exchange . It is expected that the share certificates for CIHL New Shares or CiTL New Shares will be available for collection within a period of 10 business days after the submission of the respective existing share certificates to Standard Registrars Limited for exchange.

Fractional entitlement

Fractions of new shares arising upon the respective consolidation will be aggregated and sold for the benefit of the relevant companies.

Parallel trading arrangements

Arrangement for parallel trading of the share certificates of the CIHL New Shares, CiTL New Shares, CIHL Existing Shares and CiTL Existing Shares will be established with the Stock Exchange and will be operated from 20 June, 2003 to 14 July, 2003, both days inclusive. After 14 July, 2003, trading will only be in the form of the red and green share certificates for CIHL New Shares and CiTL New Shares respectively.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots of CIHL New Shares and CiTL New Shares as a result of the CIHL Shares Consolidation and CiTL Shares Consolidation, CIHL and CiTL have appointed BNP Paribas Peregrine Securities Limited at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong (Telephone number: (852) 2825 1888) to act as agent in providing a "matching service" to those shareholders of CIHL or CiTL who wish to top-up or sell their holdings of odd lots of the CIHL New Shares or CiTL New Shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of CIHL New Shares or CiTL New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact Mr Hugo Leung of BNP Paribas Peregrine Securities Limited during such period.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 5 June, 2003

其士科技控股有限公司（於百慕達註冊成立之有限公司）
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話：852-2318 1228 傳真：852-2757 5138 網址：http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L096-03

June 6, 2003
Exemption No. #82-4201

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement jointly issued by the Company and Chevalier International Holdings Limited dated June 5, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

Encl
NK/AM/ng

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Chevalier International Holdings Limited

(incorporated in Bermuda with limited liability)

Chevalier iTech Holdings Limited

(incorporated in Bermuda with limited liability)

PROPOSED CONSOLIDATION OF SHARES

Shares consolidation of CIHL and CiTL will become effective on 6 June, 2003.

Further to the joint announcement of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 30 April, 2003 (the "Previous Announcement"), the respective board of directors of CIHL and CiTL announce that the CIHL Shares Consolidation and the CiTL Shares Consolidation have been approved by shareholders at the respective special general meeting held on 5 June, 2003 and the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted listing of, and permission to deal in, the CIHL New Shares and the CiTL New Shares (both terms as defined below). Terms used in this announcement shall have the same meanings as set out in the Previous Announcement.

Accordingly, with effect from 6 June 2003 (Hong Kong time),

(i) every 5 issued and unissued ordinary shares of HK$0.25 each in the capital of CIHL ("CIHL Existing Shares") into one new ordinary share of HK$1.25 each in the capital of CIHL ("CIHL New Shares"); and

(ii) every 5 issued and unissued ordinary shares of HK$0.10 each in the capital of CiTL ("CiTL Existing Shares") into one new ordinary share of HK$0.50 each in the capital of CiTL ("CiTL New Shares").

Set out below the trading arrangement in respect of the shares consolidations:-

Expected timetable

	2003
Effective date of the consolidation	Friday, 6 June
Original counters for trading in existing shares in the form of existing share certificates in board lots of 2,000 CIHL Existing Shares (pink) and 4,000 CiTL Existing Shares (dark blue) temporarily close	9:30 a.m. on Friday, 6 June
Temporary counters for trading in new shares in the form of existing share certificates in board lots of 400 CIHL New Shares (pink) and 800 CiTL New Shares (dark blue) open	9:30 a.m. on Friday, 6 June
Original counters for trading in new shares in the form of new share certificates in board lots of 2,000 CIHL New Shares (red) and 4,000 CiTL New Shares (green) reopen	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates for CIHL and CiTL and new share certificates commences	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Monday, 14 July
Temporary counters for trading in new shares in the form of existing share certificates in board lots of 400 CIHL New Shares (pink) and 800 CiTL New Shares (dark blue) close	4:00 p.m. on Monday, 14 July
Matching service for the sale and purchase of odd lots of new shares	from Friday, 20 June to Monday, 14 July
Free exchange of existing share certificates for new share certificates for new shares	from Friday, 6 June to Thursday, 17 July

Board lot

The existing board lot of shares of CIHL and CiTL for trading on the Stock Exchange will remain unchanged upon the respective consolidation becomes effective.

Free exchange of new share certificates

New share certificates will be issued in board lots of 2,000 CIHL New Shares (coloured red) and board lots of 4,000 CiTL New Shares (coloured green). Share certificates of CIHL Existing Shares (coloured pink) and CiTL Existing Shares (coloured dark blue) can be submitted to CIHL or CiTL's Hong Kong Branch Share Registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the existing share certificates for CIHL Existing Shares and CiTL Existing Shares will remain effective as documents of title, on the basis of 5 CIHL Existing Shares for 1 CIHL New Share and 5 CiTL Existing Shares for 1 CiTL New Share, and may be exchanged for new share certificates for the CIHL New Shares and CiTL New Shares respectively at any time on payment of a prescribed fee not exceeding the permitted levels under the Rules Governing the Listing of Securities on the Stock Exchange . It is expected that the share certificates for CIHL New Shares or CiTL New Shares will be available for collection within a period of 10 business days after the submission of the respective existing share certificates to Standard Registrars Limited for exchange.

Fractional entitlement

Fractions of new shares arising upon the respective consolidation will be aggregated and sold for the benefit of the relevant companies.

Parallel trading arrangements

Arrangement for parallel trading of the share certificates of the CIHL New Shares, CiTL New Shares, CIHL Existing Shares and CiTL Existing Shares will be established with the Stock Exchange and will be operated from 20 June, 2003 to 14 July, 2003, both days inclusive. After 14 July, 2003, trading will only be in the form of the red and green share certificates for CIHL New Shares and CiTL New Shares respectively.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots of CIHL New Shares and CiTL New Shares as a result of the CIHL Shares Consolidation and CiTL Shares Consolidation, CIHL and CiTL have appointed BNP Paribas Peregrine Securities Limited at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong (Telephone number: (852) 2825 1888) to act as agent in providing a "matching service" to those shareholders of CIHL or CiTL who wish to top-up or sell their holdings of odd lots of the CIHL New Shares or CiTL New Shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of CIHL New Shares or CiTL New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact Mr Hugo Leung of BNP Paribas Peregrine Securities Limited during such period.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 5 June, 2003

03 MAY 19 AM 7:21

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 1997-98

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September 1997, together with the comparative figures for the corresponding period in 1996, are summarized as follows:—

	Note	**For the six months ended 30th September** **1997** *HK$'000*	1996 *HK$'000*
Turnover		**4,906,661**	2,190,477
Operating profit		**209,935**	104,284
Exceptional items	*1*	**(16,276)**	—
		193,659	104,284
Share of results of associated companies		**8,767**	43,456
Profit before taxation		**202,426**	147,740
Taxation	*2*		
The Group			
Hong Kong		**(35,657)**	(17,690)
Overseas		**(4,571)**	(4,634)
Associated companies			
Hong Kong		**(1,386)**	(5,425)
Overseas		**—**	(945)
Profit after taxation		**160,812**	119,046
Minority interests		**(59,596)**	(14,969)
Profit attributable to shareholders		**101,216**	104,077
Interim dividend	*3*	**35,869**	32,580
		HK cents	*HK cents*
Earnings per share	*4*	**11.8**	12.9
Interim Dividend per share	*3*	**4.0**	4.1

Notes:

1. Exceptional items represent profit on disposal of properties of HK$9,093,000 and exchange loss on devaluation of T currency of HK$25,369,000 in Chevalier (OA) International Limited ("COAI").

2. Hong Kong profits tax has been provided for at the rate of 16.5% (1996: 16.5%) on the estimated assessable profits for period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessa profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders un the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Gr will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The inte dividend payable will be increased by approximately HK$26,000 if all the option holders exercise their rights to subscr for shares before the closing of the Register of Members for the current period's interim dividend.

   The 1996 comparative figure for the dividend per share has been adjusted to take into account of one bonus share every ten shares held.

4. The calculation of earnings per share is based on the profit attributable to shareholders of HK$101,216,000 (19 HK$104,077,000) and on the weighted average of 859,518,081 shares (1996: 807,073,483 shares) in issue during period. Exercise of the outstanding share options granted in full would not result in a significant dilution of earnings share.

   The 1996 comparative figure for the earnings per share has been adjusted to take into account of one bonus share for ev ten shares held.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK4 cents (1996: HK4.1 cents) p share for the six months ended 30th September 1997 payable to shareholders whose names appear the Register of Members of the Company on Friday, 16th January 1998.

The Directors have also resolved that the interim dividend should be paid on Wednesday, 18th Februa 1998 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("Ne Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Divide Scheme"). The number of New Shares will be calculated on the basis of the average of the closi prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange for the five consecutive trading days from Monday, 12th January 1998 to Friday, 16th January 19 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form election will be sent to shareholders on or about Wednesday, 21st January 1998. The Scrip Divide Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in t New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January 1998 to Friday, 16th January 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January 1998.

CORPORATE RESTRUCTURING AND ALLOTMENT OF SHARES

On 31st July 1997, a placing and subscription agreement was entered into by the Company, China Everbright Technology Limited ("CET") and COAI whereby (a) the Company agreed to sell and CET agreed to purchase 82,780,000 shares of COAI at a price of HK$0.658 per share ("the Placing") and (b) COAI agreed to issue 135,626,666 new shares at the same price to the Company. The consideration of approximately HK$54.47 million payable by CET in relation to the Placing was partly satisfied by the issue of 12,920,000 shares of HK$0.10 each in the share capital of CET, representing approximately 1% of the share capital of CET, to the Company. After the completion of the transaction on 29th September 1997 and as of the date of this report, the Group has a 50.1% interest in COAI.

On 14th August 1997, the Group together with Chevalier Development International Limited ("CDIL") announced the repositioning of the Group's activities to focus on property investment and development activities in Hong Kong and the PRC ("the Restructuring") by (i) CDIL acquiring interests in three low-cost housing projects in Shanghai, the PRC, (ii) transfer of CDIL's interest in companies engaged in the Private Sector Participation Scheme ("PSPS") projects in Hong Kong and its related management companies to the Group, (iii) distribution in specie by CDIL of substantially all of its shares in Chevalier Construction Holdings Limited ("CCHL") to its shareholders, and (iv) sale of CDIL's interest in building supply business to the Group. After the completion of the Restructuring on 31st October 1997 and as of the date of this report, the Group has a 45.8% interest in CDIL and a 33% interest in CCHL.

The subscription rights attaching to the 1997 warrants of the Company expired after the close of the business on 30th September 1997 and accordingly, the listing of which was withdrawn from the Stock Exchange on 30th September 1997. A total of 141,206,379 new shares of HK$0.25 each of the Company were allotted to qualified warrantholders of the Company.

BUSINESS REVIEW

In the period under review, the Group's turnover increased to HK$4,907 million, representing a increase of 124% compared to the same period last year. Profit attributable to shareholders decrease slightly to HK$101 million. Earnings per share decreased 8.5% to HK11.8 cents.

The performance of all the core businesses of lifts and escalators, electrical and mechanical engineerin and environmental engineering was steady during the period. Contracts in hand and the value c outstanding orders of core businesses stood at HK$ 4.9 billion and HK$2.3 billion respectivel During the period, the performance of the car dealership and hotel operations in Canada wa satisfactory, and they increased their contributions to the operating results of the Group.

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

Upon the completion of Harmony Garden, the PSPS project at Siu Sai Wan, Chai Wan, the turnove of CDIL increased to HK$3,024 million, representing an increase of 2.2 times compared to the sam period last year. Profit attributable to shareholders rose 3.6 times to HK$97 million. Earnings pe share jumped to HK19.1 cents.

The aluminium and curtain wall division recorded good results for the six-month period. The valu of contracts in hand of this division exceeded HK$990 million, an increase of 37% over the sam period last year.

The occupancy rate and turnover of Qi Shi Hotel — a three-star hotel located at Xinyang, the PRC i which CDIL has a 70% interest, are improving.

CHEVALIER (OA) INTERNATIONAL LIMITED

COAI's turnover increased by 20% from HK$628 million to HK$758 million. After an exception profit on disposal of properties of approximately HK$9 million and a currency exchange loss incurre by the Thailand operation, operating profit decreased to HK$45 million, representing a 5% reductio over the same period last year. Net profit attributable to shareholders decreased to HK$22 millior Earnings per share decreased from HK7.49 cents to HK3.16 cents.

The growth in turnover was the result of increasing demand for personal computers an telecommunication products, especially mobile phone handsets, and the greater marketing efforts b COAI to introduce its products and services to customers. However, the slowdown in the econom and the ongoing financial turmoil have strongly affected COAI's operations in Thailand. Contribution from those subsidiaries in the coming six-month period will be lower.

BUSINESS REVIEW *(Cont'd)*

The 23 Chevalier Shops and 15 One2Free franchise shops located in prime areas recorded extremely good results. However, due to the attractive packages offered by various mobile operators, the market for paging services continued to be lacklustre.

Following the previous opening of after-sale service centres in Shanghai and Shenzhen, two more were opened in Beijing and Guangzhou during the six-month period.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED

Turnover of CCHL increased to HK$1,196 million, representing an increase of 17% compared to the same period last year. Profit attributable to shareholders decreased to HK$7 million. Earnings per share decreased to HK3.1 cents.

As at 30th September 1997, the total value of current contracts exceeded HK$8 billion, with outstanding works valued at HK$3.8 billion.

The progress of all the civil engineering and building construction projects was satisfactory.

Subsequent to the period end, the building construction division of CCHL was awarded a construction contract to build nine blocks of vertical interim housing at Tuen Mun. The contract has a value of about HK$1.5 billion. In addition, the civil engineering division was awarded a contract in relation to rural planning and improvement strategy engineering works at Mui Wo.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

Turnover of this Singapore-listed company in which the Group has a 71.1% interest was S$35.46 million. Profit before taxation was S$2.41 million. After taking into account a foreign exchange loss of S$0.3 million from the restatement of a foreign currency loan, profit after taxation was S$1.52 million.

The lift and escalator installation market in Singapore remained competitive. Though the Singapore economy is expected to slowdown, there are still many long term plans for the construction of high-rise buildings. As long as high-rises are built, there will always be demand for lifts and escalators, which are essential facilities in these buildings.

Currently CSHL has an order book of S$83 million worth of installation projects to be completed in the next two years. The service and maintenance portion of its business is expected to contribute significantly to its recurrent income.

PROSPECTS

With its healthy financial systems and sound economic fundamentals, Hong Kong is expected to b the one market that emerges from the recent financial crisis. While the prospects for mainland Chin remain encouraging, the role of Hong Kong as an international financial centre and services hub fo Asia Pacific region will remain unchanged.

Following the restructuring of the Group's activities and introduction of strategic partners, the Grou will continue to provide quality and efficient services to customers. It is now well poised to captur future business opportunities in Hong Kong, the mainland and overseas. Barring unforesee circumstances, the Directors are optimistic about the overall business prospects of the Group in th second half of the financial year.

DIRECTORS' INTERESTS IN SHARES

As at 30th September 1997, the interests of the Directors in the share capital of the Company and it associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinanc ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to th Model Code for Securities Transactions by Directors of Listed Companies or which are require pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were a follows:—

(a) Interests in the Company

	Number of ordinary shares		
Directors	**Personal interest**	**Family interest**	**Tota**
CHOW Yei Ching	406,079,177 *	—	406,079,17
KUOK Hoi Sang	404,000	—	404,00
FUNG Pak Kwan	378,813	—	378,81
KAN Ka Hon	132,000	—	132,00
TAM Kwok Wing	661,003	127,000	788,00
Iain Leonard DALE	36,000	—	36,00

* *Dr CHOW Yei Ching beneficially owned 406,079,177 shares in the Company, representing in aggregat approximately 45.28% of the issued share capital of the Company. These shares duplicated in the paragrap "Substantial Shareholder" below.*

DIRECTORS' INTERESTS IN SHARES *(Cont'd)*

(b) Interests in Associated Corporations

Directors	Associated corporations	Number of ordinary shares: Personal interest	Corporate interest	Family interest	Total
CHOW Yei Ching	CDIL	43,312,115	280,229,813 *	—	323,541,928
	COAI	32,000,000	487,454,666 *	—	519,454,666
	CSHL	4,375,000	80,000,000 *	—	84,375,000
	CCHL	30,208,462	134,301,262 *	—	164,509,724
KUOK Hoi Sang	CDIL	972,400	—	—	972,400
	COAI	5,000,000	—	—	5,000,000
	CCHL	1,083,337	—	—	1,083,337
FUNG Pak Kwan	CDIL	308,000	—	—	308,000
	COAI	2,600,000	—	—	2,600,000
FUNG Wo Shun	CDIL	1,032,000	—	—	1,032,000
	COAI	300,000	—	—	300,000
	CCHL	37,600	—	—	37,600
KAN Ka Hon	COAI	100,000	—	—	100,000
TAM Kwok Wing	CDIL	671,295	—	—	671,295
	COAI	2,000,000	—	52,000	2,052,000
	CCHL	457,973	—	7,142	465,115

* *Dr CHOW Yei Ching had notified CDIL, COAI, CSHL and CCHL that he was deemed to be interested in 280,229,813 shares in CDIL, 487,454,666 shares in COAI, 80,000,000 shares in CSHL and 134,301,262 shares in CCHL under Section 8 of the SDI Ordinance as the said shares were held by the Company in which Dr Chow beneficially owned 406,079,177 shares, representing in aggregate approximately 45.28% of the issued share capital of the Company.*

Save as disclosed above, as at 30th September 1997, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDER

As at 30th September 1997, the only substantial shareholder of the Company was Dr CHOW Yei Ching who held 406,079,177 shares representing approximately 45.28% of the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September 1997.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange except that non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at annual general meeting in accordance with the Bye-laws of the Company.

We wish to express our gratitude to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 12th December 1997

CHEVALIER

其士國際集團有限公司

(於百慕達註冊成立之有限公司)

一九九七至九八年度中期業績報告

中期業績

其士國際集團有限公司(「本公司」)欣然宣佈，本公司及其附屬公司(「本集團」)截至一九九七年九月三十日止六個月之未經審核綜合業績與一九九六年同期比較數字概列如下：—

	附註	截至九月三十日止六個月 一九九七 港幣千元	 一九九六 港幣千元
營業額		**4,906,661**	2,190,477
經營溢利		**209,935**	104,284
特殊項目	一	**(16,276)**	—
		193,659	104,284
所佔聯營公司業績		**8,767**	43,456
除稅前溢利		**202,426**	147,740
稅項	二		
本集團			
香港		**(35,657)**	(17,690)
海外		**(4,571)**	(4,634)
聯營公司			
香港		**(1,386)**	(5,425)
海外		**—**	(945)
除稅後溢利		**160,812**	119,046
少數股東權益		**(59,596)**	(14,969)
股東應佔溢利		**101,216**	104,077
中期股息	三	**35,869**	32,580
		港仙	港仙
每股盈利	四	**11.8**	12.9
每股中期股息	三	**4.0**	4.1

附註：

一、 特殊項目乃反映其士（商業系統）國際有限公司（「其士商業」）出售物業溢利為港幣9,093,000元及在泰國貶值之滙兑虧損為港幣25,369,000元。

二、 香港利得税準備乃根據期內估計應課税溢利以百份之十六點五（一九九六年：百份之十六點五）計算。海外税項準備以個別公司之估計應課税溢利按當地適用税例計算。

三、 期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣26,000元。

一九九六年每股股息之對比數字已作出調整，以反映本公司派送紅股，基準為每持有10股股份派送1紅股。

四、 期內每股盈利之計算乃根據股東應佔溢利港幣101,216,000元（一九九六年：港幣104,077,000元）、及按已發行之加權平均數859,518,081股（一九九六年：807,073,483股）計算。行使僱員認購股權並不會顯著地攤薄每股盈利。

一九九六年每股盈利之對比數字已作出調整，以反映本公司派送紅股，基準為每持有10股股份派送1紅股。

中期股息

董事會議決宣佈派發截至一九九七年九月三十日止六個月之中期股息每股港幣4仙（一九九六年：港幣4.1仙）予一九九八年一月十六日星期五名列於股東名冊內之股東。

董事會並議決此項中期股息將於一九九八年二月十八日星期三以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份（「新股份」）以代替彼等獲得之部份或全部現金股息（「以股代息計劃」）。配發新股份的數目乃參照由一九九八年一月十二日星期一至一九九八年一月十六日星期五止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於一九九八年一月二十一日星期三遞呈各股東。此項以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

股東名冊截止過戶日期

本公司將於一九九八年一月十二日星期一至一九九八年一月十六日星期五 (首尾兩天包括在內)，暫停辦理股份過戶登記手續。為確保享有中期股息之權利，請將股份過戶文件連同有關股票，於一九九八年一月九日星期五下午四時前送達香港皇后大道東一八三號合和中心四十四樓四四零一室本公司之香港股份過戶登記分處標準證券登記有限公司辦理過戶登記手續。

集團重組及股份配售

於一九九七年七月三十一日，本公司、中國光大科技有限公司(「光大科技」)及其士商業訂立配售及認購協議；有關(1)本公司同意出售及光大科技同意購入其士商業82,780,000股股份(「配售」)，每股作價港幣0.658元及(2)其士商業同意以同價發行135,626,666股其士商業新股份予本公司。光大科技就該項配售支付予本公司的代價約為港幣五千四百四十七萬元，其中部份將由光大科技以全面繳足方式發行光大科技股本中每股港幣0.10元12,920,000股支付，約佔光大科技經擴大已發行股本百份之一。在一九九七年九月二十九日完成交易後及在本報告日，本集團共持有其士商業百份之五十點一的權益。

於一九九七年八月十四日，本集團連同其士發展國際有限公司(「其士發展」)宣佈將本集團業務重新分配，以便集中在香港及中國之物業投資及發展業務(「該重組」)，其中包括(i)由其士發展收購三個中國上海廉價房屋項目；(ii)將其士發展從事香港私人機構參建居屋計劃(「居屋計劃」)項目各間公司及其有關管理公司的權益轉讓予本公司；(iii)其士發展以實物方式分派所持有的絕大部份其士建築集團有限公司(「其士建築」)股份予其士發展股東；及(iv)將其士發展之建材供應業務權益售予本集團。在一九九七年十月三十一日完成該重組事宜及在本報告日，本集團分別持有其士發展及其士建築百份之四十五點八及百份之三十三的權益。

本公司的一九九七年認股權證之行使期限已於一九九七年九月三十日辦公時間後屆滿，並於一九九七年九月三十日撤銷其在聯交所上市地位。本公司合共配發141,206,379股每股港幣0.25元之新股予合資格之認股權證持有人。

業務回顧

回顧期內，本集團營業額較去年同期上升百份之一百二十四，達港幣四十九億零七百萬元。股東應佔溢利微降至港幣一億零一百萬元。每股盈利下降百份之八點五至港幣十一點八仙。

電梯及電扶梯、機電工程及環保工程等核心業務在期內均有平穩的表現。核心業務之手頭合約和尚待完成工程合約分別為港幣四十九億元及港幣二十三億元。期內，位於加拿大之汽車經銷及酒店業務表現令人滿意，亦為本集團業績帶來溢利貢獻。

其士發展國際有限公司

由於位於柴灣小西灣之富欣花園居屋計劃項目已完竣，其士發展之營業額上升至港幣三十億零二千四百萬元，與去年同期比較上升二點二倍。股東應佔溢利增加三點六倍至港幣九千七百萬元。每股盈利飈升至港幣十九點一仙。

在這六個月中，鋁窗及幕牆部門再度錄得滿意的業績。手頭合約總值逾港幣九億九千萬元，與去年同期比較，增幅達百份之三十七。

由本集團持有百份之七十權益，位於中國信陽市之三星級酒店其士信陽大酒店，其入住率及營業額均有改善。

其士（商業系統）國際有限公司

其士商業營業額由港幣六億二千八百萬元上升至港幣七億五千八百萬元，增幅達百份之二十。在計入出售物業溢利約為港幣九百萬元及泰國貨幣貶值之滙兑虧損之特殊項目後，經營溢利下降至港幣四千五百萬元，與去年同期比較下跌百份之五。股東應佔溢利下降至港幣二千二百萬元。每股盈利由港幣七點四九仙跌至港幣三點一六仙。

營業額之增長乃由於市場對私人電腦及電訊產品，尤其是流動電話手機的需求增加，及其士商業積極推廣其產品及服務予顧客。由於經濟放緩及持續的金融風暴，大大打擊了本集團在泰國的業務，預期泰國的附屬公司的溢利貢獻在未來六個月與去年同期比較有所下降。

業務回顧 *(續)*

位於適當位置的二十三間其士店及十五間One2Free「自由2」特許經營店錄得驕人的業績。傳訊服務方面，由於各大流動電話經營商推出吸引的優惠，故市況依然低沉。

繼於上海及深圳開設售後服務中心後，期內分別在北京及廣州開設了兩間售後服務中心。

其士建築集團有限公司

其士建築營業額上升至港幣十一億九千六百萬元，與去年同期比較，增幅達百份之十七。股東應佔溢利下跌至港幣七百萬元，每股盈利減至港幣三點一仙。

截至一九九七年九月三十日，手頭合約總值逾港幣八十億元，尚待完成工程總值為港幣三十八億元。

各項土木工程及樓宇建築項目進展令人滿意。

回顧期後，其士建築之樓宇建築部門獲批出一份於屯門承建九座中轉房屋的建築合約，合約金額約港幣十五億元。另外，土木工程部門投得一項有關梅窩鄉村規劃及策略性改善工程合約。

其士新加坡控股有限公司(「其士新加坡」)

由本集團持有百份之七十一點一權益之新加坡上市公司，其營業額為坡幣三千五百四十六萬元。除税前溢利為坡幣二百四十一萬元。計入外幣貸款引至外滙損失坡幣三十萬元後，除税後溢利為坡幣一百五十二萬元。

安裝電梯及電扶梯在新加坡市場競爭仍然熾烈。雖然新加坡經濟預期放緩，但仍有大量建築多層大廈的長遠計劃。電梯及電扶梯是多層大廈的必要設施，只要有多層大廈的建造，電梯及電扶梯的需求是必然存在的。

現時其士新加坡在未來兩年內完成的安裝工程合約總值為坡幣八千三百萬元。預計服務及維修業務將為經常性收益帶來良好的貢獻。

展望

由於有健全的金融體系及穩健的經濟基礎，預期香港會是在最近金融危機中復元最快的市場。在中國前景仍然良好下，香港作為國際金融中心及亞太區服務業中心的角色將不會改變。

繼本集團業務重組及引進策略性伙伴後，本集團將繼續為顧客提供優良及有效率的服務，並已充分準備在香港、國內和海外市場把握機會。如無不可預料之情況下，董事會對本集團在下半年財政年度的業務展望表示樂觀。

董事股份之權益

截至一九九七年九月三十日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股份中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

	普通股股份數目		
董事	個人權益	家族權益	總數
周亦卿	406,079,177 *	—	406,079,177
郭海生	404,000	—	404,000
馮伯坤	378,813	—	378,813
簡嘉翰	132,000	—	132,000
譚國榮	661,003	127,000	788,003
Iain Leonard DALE	36,000	—	36,000

* *周亦卿博士實益擁有本公司股份406,079,177股，約佔本公司已發行股份百份之四十五點二八。該等股份已在下段「主要股東」中重述。*

董事股份之權益 *(續)*

(乙) 聯營公司權益

		普通股股份數目			
董事	聯營公司	個人權益	公司權益	家族權益	總數
周亦卿	其士發展	43,312,115	280,229,813 *	—	323,541,928
	其士商業	32,000,000	487,454,666 *	—	519,454,666
	其士新加坡	4,375,000	80,000,000 *	—	84,375,000
	其士建築	30,208,462	134,301,262 *	—	164,509,724
郭海生	其士發展	972,400	—	—	972,400
	其士商業	5,000,000	—	—	5,000,000
	其士建築	1,083,337	—	—	1,083,337
馮伯坤	其士發展	308,000	—	—	308,000
	其士商業	2,600,000	—	—	2,600,000
馮和順	其士發展	1,032,000	—	—	1,032,000
	其士商業	300,000	—	—	300,000
	其士建築	37,600	—	—	37,600
簡嘉翰	其士商業	100,000	—	—	100,000
譚國榮	其士發展	671,295	—	—	671,295
	其士商業	2,000,000	—	52,000	2,052,000
	其士建築	457,973	—	7,142	465,115

* *周亦卿博士實益擁有本公司股份406,079,177股，佔本公司已發行股份約百份之四十五點二八，而本公司持有其士發展股份280,229,813股、其士商業股份487,454,666股、其士新加坡股份80,000,000股及其士建築股份134,301,262股。根據公開權益條例第八條，周博士被視為擁有該等股份之權益，並已知會其士發展、其士商業、其士新加坡及其士建築。*

除上述外，截至一九九七年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事、其配偶或其未滿十八歲之子女在本公司或其任何聯營公司並無任何上市證券權益（按公開權益條例之詮釋）。

主要股東

於一九九七年九月三十日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份406,079,177股，約佔本公司已發行股份百份之四十五點二八。

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買、出售或贖回上市證券

截至一九九七年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

除非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事須於股東週年大會上輪值告退及膺選連任。

董事會謹藉此機會對全體員工努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席
周亦卿

香港，一九九七年十二月十二日

03 MAY 19 AM 7:21

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 1998-99

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1998, together with the comparative figures for the corresponding period in 1997, are summarized as follows:

		For the six months ended 30th September	
		1998	1997
	Note	***HK$'000***	*HK$'000*
Turnover		**5,276,080**	4,906,661
Operating profit		**97,311**	219,028
Exceptional item	1	**–**	(25,369)
		97,311	193,659
Share of results of associated companies		**41,162**	8,767
Profit before taxation		**138,473**	202,426
Taxation	2		
The Group			
Hong Kong		**(26,553)**	(35,657)
Overseas		**(1,448)**	(4,571)
Associated companies			
Hong Kong		**(872)**	(1,386)
Profit after taxation		**109,600**	160,812
Minority interests		**(12,689)**	(59,596)
Profit attributable to shareholders		**96,911**	101,216
Interim dividend	3	**20,493**	39,303
		HK cents	*HK cents*
Earnings per share	4		
Basic		**9.46**	11.78
Diluted		**N/A**	11.77
Interim dividend per share		**2.0**	4.0

Notes:

1. Prior period's exceptional item represented exchange loss on devaluation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1997: 16.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$1,462,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. Earnings per share:

(a) Basic

The calculation of earnings per share is based on the profit attributable to shareholders of HK$96,911,000 (1997: HK$101,216,000) and on the weighted average number of 1,024,642,824 (1997: 859,518,081) shares in issue during the period.

(b) Diluted

As the exercise prices of the share options were greater than the average market price of the Company's shares during the period, there was no dilution effect on earnings per share.

The diluted earnings per share for the six months ended 30th September, 1997 was restated in accordance with the revised Statement of Standard Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$101,216,000 and the weighted average number of 860,168,081 shares, being the weighted average number of shares in issue adjusted by the effects of all dilutive potential shares during the last period.

Reconciliation of the weighted average number of shares used in calculating basic and diluted earnings per share:

	Six months ended 30th September, 1997 *HK$'000*
Earnings	101,216
Weighted average number of ordinary shares for the purposes of basic earnings per share	859,518,081
Effect of dilutive potential ordinary shares – Options	650,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	860,168,081

5. Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

In order to meet challenges in the second half of the year, the Directors have resolved to declare an interim dividend of HK2 cents (1997: HK4 cents) per share for the six months ended 30th September, 1998 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 29th January, 1999.

The Directors have also resolved that the interim dividend should be paid on Friday, 12th March, 1999 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 25th January, 1999 to Friday, 29th January, 1999 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Wednesday, 10th February, 1999. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25th January, 1999 to Friday, 29th January, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 22nd January, 1999.

BUSINESS REVIEW

During the period under review, the Group's turnover increased slightly to HK$5,276 million. Profit attributable to shareholders shrank by 4% to HK$97 million. Earnings per share were HK9.5 cents.

Despite the economic downturn resulting from the outbreak of Asia's financial crisis last year, all the core businesses, such as lifts and escalators, aluminium windows and curtain walls, electrical and mechanical works and environmental engineering, continued to record stable growth during the period under review. However, the contribution from the property division slowed down as sales of units in Private Sector Participation Scheme ("PSPS") projects were slow. The value of contracts in hand and outstanding orders for all the core businesses exceeded HK$6.9 billion and HK$3.2 billion respectively. In order to widen its market coverage in the Mainland, the Group opened its eighth representative office in Wuhan in September this year.

During the period, a 51% interest subsidiary company of the Group was awarded another PSPS project at Aldrich Bay Reclamation Inland Lot No. 839, Hong Kong, with a premium of HK$1,099 million. This project will consist of 10 residential blocks providing about 3,000 residential units, a commercial complex covering 2,800 square meters and 600 car park spaces. Progress on the foundation work is satisfactory and superstructure work will be started early next year. The project will be completed in early 2001.

Due to a large number of defaults by buyers of the residential units at Charming Garden, Kowloon West and Beverly Garden, Tseung Kwan O, financing costs for extending the associated syndicated loans covering these projects have increased substantially. However, as new buyers were nominated by the Hong Kong Housing Authority ("HKHA") in a short period of time after the defaults, many units were sold subsequent to the period end. Therefore, most of the outstanding loans were repaid in December 1998, and it is expected that all these loans will be repaid early next year.

A wholly-owned subsidiary of the Group, Chevalier Insurance Company Limited, was awarded a general insurance business licence from the Hong Kong SAR Government in September this year. The general insurance expertise of its new management team will enable this company look for long-term opportunities as they arise in the market.

BUSINESS REVIEW *(Cont'd)*

Chevalier Development International Limited ("CDIL")

Following the completion of the corporate restructuring last year, there was no contribution from the building supply business, PSPS projects and their related management companies. CDIL's turnover decreased sharply to HK$248 million but profit attributable to shareholders increased 38% to HK$134 million, due to the completion of projects in the Mainland. Earnings per share were HK21.7 cents.

The hotel business in Xinyang City, Henan Province in the Mainland is improving as overheads have been reduced substantially. The "Chevalier Place 亦園" residential development project in Shanghai is expected to be completed in the middle of next year.

The occupancy rate of investment properties in Hong Kong remains high and it contributed steady rental income.

Chevalier (OA) International Limited ("COAI")

COAI's turnover decreased by 30% to HK$529 million. Operating profit before taxation fell to HK$26 million, the profit attributable to shareholders was maintained at HK$20 million. Earnings per share were HK2.5 cents.

A negative growth was recorded in its computer division during the six-month period. Due to keen competition, its retails operation in telecommunications market recorded a less-than-expected growth rate, and profit margins will continue to be under pressure. The paging operating profit could still be maintained after streamlining the operation and implementing cost-cutting measures.

With the stabilisation of the Thai currency and its economy in recent months, the performance of the Thai operations has been encouraging and it is expected that its Thai business will recover in the coming financial year. A solid recurring income base has been built from the after-sales services division, and this has become a definite advantage to the cash flow position. With steady and solid recurring cash inflow from various business units, COAI is well positioned to cope with the challenges in the year ahead.

BUSINESS REVIEW *(Cont'd)*

Chevalier Construction Holdings Limited ("CCHL")

Despite an increase in its turnover of 24% to HK$1,482 million during the six months ended 30th September, 1998, the loss for the period amounted to HK$47 million. High financing and wage costs continued to cut the operating results of CCHL.

Foundation work for the Vertical Interim Housing contract at Tuen Mun granted by HKHA was completed and superstructure work started in August this year. Construction progress on the Tuen Mun PSPS project was also satisfactory. As at 30th September, 1998, the total value of contracts in hand was HK$6.4 billion and the outstanding works was HK$2.6 billion.

Subsequent to period end, CCHL was awarded a construction contract for Tin Shui Wai Area 105 Phase 1 from HKHA in the sum of HK$1.1 billion.

Chevalier Singapore Holdings Limited ("CSHL")

In the period under review, turnover of CSHL in which the Group has a 71.1% interest dropped 33.5% from S$35.5 million to S$23.6 million. The fall in turnover was attributed to fewer new lifts installation projects being completed and lower rentals received from its investment properties. Profits after tax increased slightly to S$1.54 million after the implementation of cost-cutting measures.

The slow down of property development in Singapore resulted in fewer completions of lifts installation projects. However, CSHL continued to show recurring revenue improvement from the servicing and maintenance business. Apart from marketing of lifts and escalators to new property development, it has started to focus more attention to meet demand for upgrading and modernisation programmes of existing lifts in matured high-rise buildings.

PROSPECTS

The Hong Kong economy is still clouded by dismal domestic consumption spending, high unemployment rate, a worsening external trade picture and tumbling asset prices. The reduction in interest rates could have a positive impact on domestic liquidity, coupled with measures introduced by the Hong Kong SAR Government in the past months to stabilize both the property and financial market. However, Hong Kong's economic outlook will continue to hinge on external developments and is unlikely to recover after going through a period of adjustment in the period ahead.

In order to maintain and improve our competitiveness, the Group has implemented a series of initiatives aiming at cutting overheads in the period under review. Although the second half of the year is challenging, with stable recurring income and a positive cash flow generated from various business units, the Group is well prepared to take advantage of business opportunities for future developments in a cautious manner.

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

As at 30th September, 1998, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Family interest**	**Total**
CHOW Yei Ching	473,944,881*	–	473,944,881
KUOK Hoi Sang	471,518	–	471,518
FUNG Pak Kwan	416,694	–	416,694
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	771,472	148,224	919,696
Iain Leonard DALE	42,016	–	42,016

* *Dr. CHOW Yei Ching beneficially owned 473,944,881 shares in the Company, representing in aggregate approximately 46.3% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1998	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
WONG Kie Ngok, Alexander	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
TAM Kwok Wing	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS *(Cont'd)*

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares: Personal interest	Corporate interest	Family interest	Total
CHOW Yei Ching	CDIL	44,583,816	235,229,813 *	–	279,813,629
	COAI	32,000,000	497,754,666 *	–	529,754,666
	CSHL	4,375,000	80,000,000 *		84,375,000
	CCHL	41,036,489	85,377,444 *	–	126,413,933
KUOK Hoi Sang	CDIL	1,000,950	–	–	1,000,950
	COAI	5,000,000	–	–	5,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CDIL	316,000	–	–	316,000
	COAI	2,600,000	–	–	2,600,000
	CCHL	77,000	–	–	77,000
FUNG Wo Shun	CDIL	548,000	–	–	548,000
	COAI	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	COAI	100,000	–	–	100,000
TAM Kwok Wing	CDIL	691,005	–	–	691,005
	COAI	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CDIL, COAI, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 497,754,666 shares in COAI, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owned 473,944,881 shares, representing in aggregate approximately 46.3% of the issued share capital of the Company.*

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS *(Cont'd)*

(b) Interests in Associated Corporations *(Cont'd)*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1998	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
KUOK Hoi Sang	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Pak Kwan	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
FUNG Wo Shun	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	COAI	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

Save as disclosed above, as at 30th September, 1998, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDER

As at 30th September, 1998, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 473,944,881 shares representing approximately 46.3% of the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1998.

YEAR 2000 ISSUE

The Group has adopted the Year 2000 ("Y2K") conformity requirements issued by the British Standards Institute as its definition of Y2K compliance, and is well aware of this problem and its potential impact on the Group's business.

The Group has formed a Y2K Committee with the objective to locate and identify non-Y2K compliant devices or systems as well as take appropriate actions to rectify the problem. The Y2K Committee is supervised by executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department.

The Group has adopted two approaches to address the non-Y2K compliance computer systems:

- Upgrade or replace the purchased computer hardware or software systems according to the recommendations of the vendors;
- Modify or rewrite all in-house developed software applications.

The Group has completed the investigation phase of its compliance programme and is currently carrying out conversion and testing of Y2K solutions within its systems. It is planned that all the Group's systems will be year 2000 compliant by 30th June, 1999 and the Group will be developing contingency plans through the remainder of 1999.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operation size. As at the date of this report, the Group did not have any material commitment in respect of the Y2K problem.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in the Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

During the difficult economic situation, I wish to express my gratitude to my fellow directors for their support, and to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 29th December, 1998

CHEVALIER

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

一九九八至九九年度中期業績報告

中期業績

其士國際集團有限公司（「本公司」）董事會欣然宣佈，本公司及其附屬公司（「本集團」）截至一九九八年九月三十日止六個月之未經審核綜合業績與一九九七年同期比較數字概列如下：

		截至九月三十日止六個月	
		一九九八年	一九九七年
	附註	***港幣千元***	*港幣千元*
營業額		**5,276,080**	4,906,661
經營溢利		**97,311**	219,028
特殊項目	一	**–**	(25,369)
		97,311	193,659
所佔聯營公司業績		**41,162**	8,767
除税前溢利		**138,473**	202,426
税項	二		
本集團			
香港		**(26,553)**	(35,657)
海外		**(1,448)**	(4,571)
聯營公司			
香港		**(872)**	(1,386)
除税後溢利		**109,600**	160,812
少數股東權益		**(12,689)**	(59,596)
股東應佔溢利		**96,911**	101,216
中期股息	三	**20,493**	39,303
		港仙	*港仙*
每股盈利	四		
基本		**9.46**	11.78
攤薄		**不適用**	11.77
每股中期股息		**2.0**	4.0

附註：

一、 去年同期特殊項目乃反映泰國貨幣貶值之滙兑虧損。

二、 香港利得税準備乃根據期內估計應課税溢利以百份之十六（一九九七年：百份之十六點五）計算。海外税項準備以個別公司之估計應課税溢利按當地適用之法例計算。

三、 期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶登記日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣1,462,000元。

四、 每股盈利：

(甲) 基本

每股盈利之計算乃根據期內股東應佔溢利港幣96,911,000元（一九九七年：港幣101,216,000元）及按期內已發行股份之加權平均股數1,024,642,824（一九九七年：859,518,081）股計算。

(乙) 攤薄

由於尚未行使之認購股權之行使價高於本公司股份於期內之平均市價，故對每股盈利並無攤薄影響。

截至一九九七年九月三十日止六個月之每股攤薄盈利股份乃根據香港會計師公會頒佈之經修訂會計實務準則第5條「每股盈利」重新呈列。每股攤薄盈利乃根據股東應佔溢利港幣101,216,000元及860,168,081股股份之加權平均股數（即去年同期已發行股份之加權平均股數已就潛在股份所有影響作出調整）計算。

用以計算每股基本及攤薄盈利之加權平均股數之調整：

	截至一九九七年九月三十日止六個月 *港幣千元*
盈利	101,216
就每股基本盈利而言之普通股之加權平均股數	859,518,081
潛在普通股之攤薄影響 －認購股權	650,000
就每股攤薄盈利而言之普通股之加權平均股數	860,168,081

五、 為符合期內之表達方式，若干比較數字已重新分類列出。

中期股息

由於需要面對下半年度之挑戰，董事會議決宣佈派發截至一九九八年九月三十日止六個月之中期股息每股港幣2仙（一九九七年：港幣4仙），予在一九九九年一月二十九日星期五名列於股東名冊內之股東。

董事會並議決此項中期股息將於一九九九年三月十二日星期五以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份（「新股份」）以代替彼等獲得之部份或全部現金股息（「以股代息計劃」）。配發新股份的數目乃參照由一九九九年一月二十五日星期一至一九九九年一月二十九日星期五止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於一九九九年二月十日星期三呈遞各股東。此項以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

股東名冊截止過戶日期

本公司將於一九九九年一月二十五日星期一至一九九九年一月二十九日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於一九九九年一月二十二日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

業務回顧

回顧期內，本集團營業額微升至港幣五十二億七千六百萬元。股東應佔溢利下降百份之四至港幣九千七百萬元。每股盈利為港幣九點五仙。

縱使由於去年引發亞洲金融風暴而導致經濟緊縮，期內本集團之電梯及電扶梯、鋁窗及幕牆、機電工程及環保工程等所有核心業務繼續錄得穩定增長。由於私人機構參建居屋計劃(「居屋計劃」)項目銷售情況放緩，物業部門所帶來的貢獻下降。核心業務之手頭合約及尚待完成工程合約分別逾港幣六十九億元及港幣三十二億元。為擴大中國市場佔有率，本集團已於本年九月在武漢開設本集團在中國的第八間辦事處。

期內，本集團持有百份之五十一權益的附屬公司以港幣十億九千九百萬元投得位於香港愛秩序灣地段八百三十九號之另一個居屋計劃項目。該項目將包括興建十座住宅樓宇以提供約三千個住宅單位、一個面積二千八百平方米的商場及六百個停車位。該項目的地基工程進度順利，上蓋工程於明年初展開。該項目預計於二零零一年初完成。

由於眾多買家放棄購買已選購分別位於西九龍及將軍澳的富榮花園及富康花園之住宅單位，引致本集團在這些項目上之銀團貸款因延期還款而使成本上升。然而，香港房屋委員會（「房委會」）在短時間內重選新的買家，以致很多單位於期後售出，因此，大部份的貸款已於一九九八年十二月歸還，其餘的貸款可望於明年初全部歸還。

本集團的全資附屬公司其士保險有限公司於本年九月獲得香港特區政府頒發一般保險牌照。該公司新的管理層將憑著在一般保險業務的豐富經驗尋找更多長期發展機會。

業務回顧 *(續)*

其士發展國際有限公司（「其士發展」）

其士發展繼去年完成重組後，由於已再沒有由建材供應業務、居屋計劃項目及其有關管理公司提供之收益，營業額大幅下跌至港幣二億四千八百萬元。由於在中國之投資項目已告完竣，因此，股東應佔溢利上升百份之三十八，達港幣一億三千四百萬元。每股盈利為港幣二十一點七仙。

鑑於經營成本大幅下調，位於中國河南省信陽市的酒店業務有所改善。位於上海的住宅發展項目——亦園預期明年年中完成。

在香港的投資物業仍維持高的租用率，並為集團帶來穩定的租金收益。

其士（商業系統）國際有限公司（「其士商業」）

其士商業的營業額下降百份之三十，至港幣五億二千九百萬元，除稅前經營溢利減至港幣二千六百萬元。股東應佔溢利維持於港幣二千萬元。每股盈利為港幣二點五仙。

在六個月期內，電腦部門錄得負增長。由於電訊市場競爭熾烈，其士商業零售業務之增長遜於預期，邊際利潤亦將受到壓力。傳訊部門在實施精簡架構及減低成本等措施後，經營仍能維持收益。

由於近期泰國貨幣及其經濟逐漸穩定，泰國業務之表現令人鼓舞，預期該集團在泰國之業務將在下一財政年度復甦。售後服務部門為該集團奠定了穩健的經常收益基礎，對流動現金有重大裨益。由於其士商業在各業務上擁有穩健及充裕的經常性現金收益，該集團正為來年的挑戰作好準備。

業務回顧 *(續)*

其士建築集團有限公司（「其士建築」）

截至一九九八年九月三十日止，儘管其士建築營業額增長百份之二十四，達港幣十四億八千二百萬元，期內虧損為港幣四千七百萬元。其士建築業績乃受到高融資及工資成本因素拖累。

由房委會批出位於屯門的中轉房屋地基工程經已完峻，上蓋工程已於本年八月動工。位於屯門居屋計劃項目的建築工程進展亦屬滿意。截至一九九八年九月三十日，手頭合約總值為港幣六十四億元，尚待完成工程合約為港幣二十六億元。

期後，其士建築獲房委會批出一項位於天水圍一零五地段第一期的建築合約，金額為港幣十一億元。

其士新加坡控股有限公司（「其士新加坡」）

期內，由本集團持有百份之七十一點一權益的其士新加坡營業額由坡幣三千五百五十萬元下跌至坡幣二千三百六十萬元，跌幅為百份之三十三點五。營業額下降乃由於較少新的電梯安裝工程完成及投資物業的租務收益下降。除稅後溢利卻因實施了減輕成本措施而微升至坡幣一百五十四萬元。

新加坡物業發展放緩減少了電梯的安裝工程，但其士新加坡在服務及維修業務中之經常性收益繼續獲得改善。除新的物業發展所帶來電梯及電扶梯安裝工程外，其士新加坡現已關注有關改善及提升在現有大廈電梯工程的需求。

展望

香港經濟仍然受到消費疲弱、高失業率、外貿赤字及資產值下降等不明朗因素影響。縱然銀行利率下調可舒緩流動資金，而過去數月香港特區政府亦實施新的措施以穩定地產及金融市場，但本港經濟前景仍然受制於外圍經濟環境，相信必須經過調整才可復甦。

為著維持及提升競爭力，本集團於期內實施了一系列減省成本的措施。雖然下半年度仍充滿挑戰，但多項業務均能提供穩定經常性收入及現金收益，本集團已作好充份準備並以謹慎的態度尋找未來發展的機會。

董事股份及認購股權之權益

截至一九九八年九月三十日，各董事於本公司及其聯營公司（按證券（公開權益）條例（「公開權益條例」）之定義詮釋）之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

（甲）本公司權益

(i) 股份

董事	普通股股份數目 個人權益	家族權益	總數
周亦卿	473,944,881 *	–	473,944,881
郭海生	471,518	–	471,518
馮伯坤	416,694	–	416,694
簡嘉翰	145,200	–	145,200
譚國榮	771,472	148,224	919,696
Iain Leonard DALE	42,016	–	42,016

* *周亦卿博士實益擁有本公司股份473,944,881股，佔本公司已發行股份約百份之四十六點三。該等股份已在下段「主要股東」中重述。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價 港元	行使認購股權時須支付之每股價格 港元	截至一九九八年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
黃奇岳	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
譚國榮	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

董事股份及認購股權之權益 *(續)*

(乙) 聯營公司權益

(i) 股份

		普通股股份數目			
董事	**聯營公司**	**個人權益**	**公司權益**	**家族權益**	**總數**
周亦卿	其士發展	44,583,816	235,229,813 *	–	279,813,629
	其士商業	32,000,000	497,754,666 *	–	529,754,666
	其士新加坡	4,375,000	80,000,000 *	–	84,375,000
	其士建築	41,036,489	85,377,444 *	–	126,413,933
郭海生	其士發展	1,000,950	–	–	1,000,950
	其士商業	5,000,000	–	–	5,000,000
	其士建築	1,326,437	–	–	1,326,437
馮伯坤	其士發展	316,000	–	–	316,000
	其士商業	2,600,000	–	–	2,600,000
	其士建築	77,000	–	–	77,000
馮和順	其士發展	548,000	–	–	548,000
	其士商業	300,000	–	–	300,000
	其士建築	295,600	–	–	295,600
簡嘉翰	其士商業	100,000	–	–	100,000
譚國榮	其士發展	691,005	–	–	691,005
	其士商業	2,000,000	–	52,000	2,052,000
	其士建築	625,796	–	7,142	632,938

* *周亦卿博士實益擁有本公司股份473,944,881股，佔本公司已發行股份約百份之四十六點三，而本公司則持有其士發展股份235,229,813股、其士商業股份497,754,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士商業、其士新加坡及其士建築。*

董事股份及認購股權之權益 *(續)*

(乙) 聯營公司權益 *(續)*

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九八年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	-	14,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	-	4,400,000
郭海生	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	-	11,300,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	-	4,000,000
馮伯坤	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	-	13,300,000
馮和順	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	-	2,300,000
簡嘉翰	其士商業	4/2/1998	4/9/1998-3/9/2001	1	0.3376	-	2,300,000

除上述外，截至一九九八年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益（按公開權益條例之詮譯）。

主要股東

於一九九八年九月三十日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份473,944,881股，佔本公司已發行股份約百份之四十六點三。

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十或以上。

購買、出售或贖回上市證券

截至一九九八年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

公元二千年問題

本集團已採納英國標準學會發出之公元二千年劃一規定，作為過渡公元二千年之依據，及已密切注意有關問題及可能對本集團業務造成之影響。

本集團已成立公元二千年專責小組，旨在找出無法過渡公元二千年之設備或系統，並採取適當行動修正問題。公元二千年專責小組乃由執行董事領導，成員包括各業務部門、後勤部門及電子數據處理部門代表。

本集團對未能適應公元二千年所需之電腦系統採取兩項應變方法：
— 根據供應商之建議提升或取替已購入之電腦硬件或軟件系統；
— 修訂或重寫集團內部所有已發展之軟件應用程式。

本集團已完成公元二千年過渡計劃的調查階段，並正在進行電腦系統的轉換及測試。預計本集團的所有電腦系統將於一九九九年六月三十日或之前全面達到計劃的要求，並會在一九九九年餘下時間制訂有關的應變計劃。

相對本集團之資產及運作規模，上述公元二千年項目之支出極為輕微。截至本報告日止，本集團仍無就公元二千年問題作出任何重大承擔。

最佳應用守則

除非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事須於每次股東週年大會上輪值告退及膺選連任。

在經濟困難情況下，本人謹藉此對各位董事及全體員工努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，一九九八年十二月二十九日

CHEVALIER

03 MAY 19 AM 7:21

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT **1999-2000**

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1999, together with the comparative figures for the corresponding period in 1998, are summarized as follows:

	Note	For the six months ended 30th September 1999 *HK$'000*	1998 *HK$'000*
Turnover		**2,105,802**	5,276,080
Operating profit			
Excluding exceptional item		**168,523**	97,311
Exceptional item	1	**83,572**	–
		252,095	97,311
Share of results of associated companies		**(2,337)**	41,142
Share of results of jointly controlled entities		**6**	20
Profit before taxation		**249,764**	138,473
Taxation	2		
The Company and subsidiaries			
Hong Kong		**(44,526)**	(26,553)
Overseas		**(6,492)**	(1,448)
Associated companies			
Hong Kong		**(1,337)**	(872)
Profit after taxation		**197,409**	109,600
Minority interests		**(14,189)**	(12,689)
Profit attributable to shareholders		**183,220**	96,911
Interim dividend	3	**33,475**	20,493
Earnings per share	4		
Basic		**16.4 cents**	9.5 cents
Diluted		**16.3 cents**	N/A
Interim dividend per share		**3 cents**	2 cents

Notes:

1. Exceptional item represented profit on disposal of a subsidiary – Golden Forum Limited.

2. Hong Kong profits tax has been provided for at the rate of 16% (1998: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$2,151,600 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September	
	1999	1998
	HK$'000	*HK$'000*
Earnings for the purposes of basic earnings per share	**183,220**	96,911
Effect of dilutive potential ordinary shares:		
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	**(164)**	–
Earnings for the purposes of diluted earnings per share	**183,056**	96,911
	No. of ordinary share	*No. of ordinary share*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,115,455,872**	1,024,642,824
Effect of dilutive potential ordinary shares:		
Share options	**7,504,000**	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,122,959,872**	1,024,642,824

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (1998: HK2 cents) per share for the six months ended 30th September, 1999 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 14th January, 2000.

The Directors have also resolved that the interim dividend should be paid on Friday, 18th February, 2000 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 10th January, 2000 to Friday, 14th January, 2000 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Thursday, 20th January, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 10th January, 2000 to Friday, 14th January, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7th January, 2000.

CORPORATE RESTRUCTURING

On 14th September, 1999, the Company requested Chevalier Development International Limited ("CDIL") to put forward a privatisation proposal to the shareholders of CDIL other than its parent company ("Scheme Shareholders") by way of a scheme of arrangement ("the Scheme"). Under the Scheme, the Company proposed that all shares held by the Scheme Shareholders be cancelled in exchange for HK$0.94 in cash. The Scheme was completed on 10th December, 1999. The listing of CDIL shares was withdrawn from the Stock Exchange on 14th December, 1999. Thereafter, CDIL became a wholly-owned subsidiary of the Company.

BUSINESS REVIEW

During the period under review, due to the completion of Private Sector Participation Scheme ("PSPS") projects in the previous year, the Group's turnover decreased by 60% to HK$2,106 million compared to the same period last year. Operating profit increased by 159% to HK$252 million after posting of an exceptional gain of HK$84 million from the disposal of an interest in the Aldrich Bay PSPS project. Earnings per share increased 73% to HK16.4 cents.

The growth of all the core businesses, namely the Lifts and Escalators Division, Aluminium Windows and Curtain Walls Division and Environmental Engineering Division, remained steady during the period under review. The performance of the Canada automobile business was exceptionally good, with its operating profit increasing by 125% compared with the same period of last year.

Following the completion of Glorious Garden, a PSPS project in Tuen Mun, in May, and the disposal of the Group's interest in the Aldrich Bay PSPS project in June this year, the Group will actively bid for similar projects.

The Group's hotel business in Vancouver is quite stable, while the performance of the Qi Shi Hotel in Jiujiang, on the Mainland was extremely encouraging. The Group will expand its hotel investments in the Mainland.

Chevalier iTech Holdings Limited ("CITL")

CITL's turnover increased by 6.6% to HK$564 million during the period under review. Profit attributable to shareholders declined to HK$18.7 million. In view of the significant growth of Internet usage and electronic commerce, CITL will make significant investment in manpower and equipment. In addition, it is looking for opportunities to form strategic partnerships to explore e-commerce business.

Chevalier Construction Holdings Limited ("CCHL")

During the period under review, CCHL recorded a net profit of HK$2.3 million after the implementation of measures to tighten cost and management control. The CCHL Group has outstanding contracts in hand valued at over HK$3 billion as of 30th September, 1999.

Chevalier Singapore Holdings Limited ("CSHL")

The turnover of CSHL increased by 24.1% to S$29.3 million with its operating profit increased to S$4.17 million. The improvement in results was mainly due to an increase in revenue from newly installed lifts and escalators projects and servicing and maintenance income.

PROSPECTS

With the recovery of the Asian economies and the increase in Hong Kong's exports, the recovery process of the Hong Kong economy gathered further momentum in the second half of 1999 with the GDP growth increasing from 1.1% in second quarter to 4.5% in the third quarter of 1999. The financial turmoil and subsequent economic downturn have given the Group many challenges. With the streamlined structure, solid and steady recurring income base, experienced and efficient management team, the Group is well positioned to take advantage of the improvement in the Region's economic fundamentals.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September, 1999, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Family interest**	**Total**
CHOW Yei Ching	543,571,227*	–	543,571,227
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	433,984	–	433,984
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	803,483	154,374	957,857
Iain Leonard DALE	42,016	–	42,016

* *Dr. CHOW Yei Ching beneficially owned 543,571,227 shares in the Company, representing in aggregate approximately 48.71% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

(ii) Share options

Director	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1999	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	18,000,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	10,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	8,000,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	2,200,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	2,200,000
WONG Kie Ngok, Alexander	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	1,200,000
TAM Kwok Wing	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	1,700,000

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares Personal interest	Corporate interest	Family interest	Total
CHOW Yei Ching	CDIL	44,583,816	235,229,813*	–	279,813,629
	CITL	32,000,000	497,754,666*	–	529,754,666
	CSHL	4,375,000	80,000,000*	–	84,375,000
	CCHL	41,036,489	85,377,444*	–	126,413,933
KUOK Hoi Sang	CDIL	1,000,950	–	–	1,000,950
	CITL	5,000,000	–	–	5,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CDIL	316,000	–	–	316,000
	CITL	7,600,000	–	–	7,600,000
	CCHL	77,000	–	–	77,000
FUNG Wo Shun	CDIL	548,000	–	–	548,000
	CITL	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	CITL	100,000	–	–	100,000
TAM Kwok Wing	CDIL	691,005	–	–	691,005
	CITL	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CDIL, CITL, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 497,754,666 shares in CITL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owned 543,571,227 shares, representing in aggregate approximately 48.71% of the issued share capital of the Company.*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1999	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CITL	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
KUOK Hoi Sang	CITL	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Pak Kwan	CITL	4/2/1998	3/9/1998-2/9/2001	1	0.3376	5,000,000	8,300,000
FUNG Wo Shun	CITL	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	CITL	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

Save as disclosed above, as at 30th September, 1999, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDER

As at 30th September, 1999, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 543,571,227 shares representing approximately 48.71% of the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1999.

YEAR 2000 ISSUE

Further to the disclosure of the Group's progress in its annual report dated 3rd August, 1999, we are pleased to announce that the Group has already achieved Year 2000 compliance as at 30th September, 1999.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the independent non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

I would like to take this opportunity to express my gratitude to my fellow directors and to all staff for their dedication and commitment in what has been a difficult period. Their tenacity has enabled us to move ahead despite the harder economic climate.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 17th December, 1999

CHEVALIER

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

一九九九至二零零零年度中期業績報告

中期業績

其士國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至一九九九年九月三十日止六個月之未經審核綜合業績與一九九八年同期比較數字概列如下：

	附註	截至九月三十日止六個月 一九九九年 港幣千元	 一九九八年 港幣千元
營業額		**2,105,802**	5,276,080
經營溢利			
除特殊項目外		**168,523**	97,311
特殊項目	一	**83,572**	—
		252,095	97,311
所佔聯營公司業績		**(2,337)**	41,142
所佔共同控制實體業績		**6**	20
除税前溢利		**249,764**	138,473
税項	二		
本公司及其附屬公司			
香港		**(44,526)**	(26,553)
海外		**(6,492)**	(1,448)
聯營公司			
香港		**(1,337)**	(872)
除税後溢利		**197,409**	109,600
少數股東權益		**(14,189)**	(12,689)
股東應佔溢利		**183,220**	96,911
中期股息	三	**33,475**	20,493
每股盈利	四		
基本		**16.4港仙**	9.5港仙
攤薄		**16.3港仙**	不適用
每股中期股息		**3港仙**	2港仙

附註：

一、 特殊項目乃反映出售附屬公司──金冕有限公司所得的溢利。

二、 香港利得税準備乃根據期內估計應課税溢利以百份之十六(一九九八年：百份之十六)計算。海外税項準備以個別公司之估計應課税溢利按當地適用之法例計算。

三、 期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶登記日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣2,151,600元。

四、 每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月	
	一九九九年	一九九八年
	港幣千元	*港幣千元*
就計算每股基本盈利之溢利	**183,220**	96,911
潛在可攤薄普通股份之影響：		
就附屬公司每股盈利攤薄後所作出之調整	**(164)**	—
就計算每股攤薄盈利之溢利	**183,056**	96,911
	普通股數目	*普通股數目*
就計算每股基本盈利之普通股份加權平均數目	**1,115,455,872**	1,024,642,824
潛在可攤薄普通股份之影響：		
認購股權	**7,504,000**	—
就計算每股攤薄盈利之普通股份加權平均數目	**1,122,959,872**	1,024,642,824

中期股息

董事會議決宣佈派發截至一九九九年九月三十日止六個月之中期股息每股港幣3仙(一九九八年：港幣2仙)，予在二○○○年一月十四日星期五名列於股東名冊內之股東。

董事會並議決此項中期股息將於二○○○年二月十八日星期五以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份(「新股份」)以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由二○○○年一月十日星期一至二○○○年一月十四日星期五止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二○○○年一月二十日星期四呈遞各股東。此項以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

股東名冊截止過戶日期

本公司將於二○○○年一月十日星期一至二○○○年一月十四日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於二○○○年一月七日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

集團重組

於一九九九年九月十四日，本公司要求其士發展國際有限公司(「其士發展」)向其母公司以外的其士發展股東(「計劃股東」)提呈一項透過協議計劃將其士發展進行私有化之建議(「該計劃」)。根據該計劃，本公司建議所有計劃股東所持股份將會被註銷，以換取每股現金港幣0.94元。該計劃已於一九九九年十二月十日完成。於一九九九年十二月十四日，其士發展股份在聯交所上市之地位已被撤銷。其士發展成為本公司之全資附屬公司。

業務回顧

回顧期內，由於去年私人機構參建居屋計劃(「居屋計劃」)項目完成，本集團營業額與去年同期比較下調百份之六十至港幣二十一億六百萬元。在計入來自出售位於愛秩序灣居屋計劃項目帶來的特殊收益港幣八千四百萬元，經營溢利上升百份之一百五十九至港幣二億五千二百萬元。每股盈利上升百份之七十三至港幣十六點四仙。

期內，電梯及電扶梯部門、鋁窗及幕牆部門及環保工程部門等所有核心業務維持穩定增長。加拿大汽車業務表現突出，其經營溢利與去年同期比較上升百份之一百二十五。

繼位於屯門的居屋計劃項目—富健花園於本年五月完成及於六月出售本集團位於愛秩序灣的居屋計劃項目後，本集團將更積極競投同類的項目。

本集團在溫哥華的酒店業務增長穩定，位於中國九江的其士九江大酒店表現令人鼓舞。本集團將會擴展內地的酒店業務。

其士科技控股有限公司(「其士科技」)

回顧期內，其士科技營業額上升百份之六點六，至港幣五億六千四百萬元。股東應佔溢利降至港幣一千八百七十萬元。由於互聯網及電子商業將有重大的增長，其士科技將重點投資於人力及設備上。此外，該集團將尋找機會組織策略性聯盟以拓展電子商業業務。

其士建築集團有限公司(「其士建築」)

回顧期內，其士建築在實行嚴緊成本措施及管理控制後錄得溢利港幣二百三十萬元。其士建築集團於一九九九年九月三十日的未完成手頭合約逾港幣三十億元。

其士新加坡控股有限公司(「其士新加坡」)

其士新加坡營業額增長百份之二十四點一，達坡幣二千九百三十萬元，其經營溢利上升至坡幣四百一十七萬元。其業績得以改善主要由於新安裝的電梯及電扶梯及維修業務的收益有所增加。

展望

由於亞洲經濟復甦及本港出口有所增長，於一九九九年下半年，本港的復甦步伐更為顯著，本地生產總值由一九九九年第二季增長百份之一點一上升至一九九九年第三季百份之四點五。金融危機及其後的經濟疲弱為本集團帶來很大的挑戰。憑着精簡的架構、穩定的經常性收益及經驗豐富與高效率的管理隊伍，本集團已作好準備，在本區經濟因素有所改善時發揮其優勢把握機會。

董事股份及認購股權之權益

截至一九九九年九月三十日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

董事	普通股股份數目 個人權益	家族權益	總數
周亦卿	543,571,227*	—	543,571,227
郭海生	491,083	—	491,083
馮伯坤	433,984	—	433,984
簡嘉翰	145,200	—	145,200
譚國榮	803,483	154,374	957,857
Iain Leonard DALE	42,016	—	42,016

* *周亦卿博士實益擁有本公司股份543,571,227股，佔本公司已發行股份約百份之四十八點七一。該等股份已在下段「主要股東」中重述。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九九年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
黃奇岳	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
譚國榮	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

（乙）聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士發展	44,583,816	235,229,813 *	—	279,813,629
	其士科技	32,000,000	497,754,666 *	—	529,754,666
	其士新加坡	4,375,000	80,000,000 *	—	84,375,000
	其士建築	41,036,489	85,377,444 *	—	126,413,933
郭海生	其士發展	1,000,950	—	—	1,000,950
	其士科技	5,000,000	—	—	5,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士發展	316,000	—	—	316,000
	其士科技	7,600,000	—	—	7,600,000
	其士建築	77,000	—	—	77,000
馮和順	其士發展	548,000	—	—	548,000
	其士科技	300,000	—	—	300,000
	其士建築	295,600	—	—	295,600
簡嘉翰	其士科技	100,000	—	—	100,000
譚國榮	其士發展	691,005	—	—	691,005
	其士科技	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益擁有本公司股份543,571,227股，佔本公司已發行股份約百份之四十八點七一，而本公司則持有其士發展股份235,229,813股、其士科技股份497,754,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士科技、其士新加坡及其士建築。*

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九九年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
郭海生	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
馮伯坤	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	5,000,000	8,300,000
馮和順	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	其士科技	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

除上述外，截至一九九九年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益(按公開權益條例之詮譯)。

主要股東

於一九九九年九月三十日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份543,571,227股，佔本公司已發行股份約百份之四十八點七一。

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十或以上。

購買、出售或贖回上市證券

截至一九九九年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

公元二千年問題

繼本集團於一九九九年八月三日年報中公佈之進展，我們欣然公佈本集團於一九九九年九月三十日已符合過渡公元二千年之要求。

最佳應用守則

除獨立非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，獨立非執行董事須於每次股東週年大會上輪值告退及膺選連任。

本人謹藉此對各位董事及全體員工在困難時期仍然努力不懈及全力以赴的工作熱忱，深表謝意。儘管經濟環境不明朗，但全體員工的幹勁驅使我們邁步向前。

承董事會命
主席兼董事總經理
周亦卿

香港，一九九九年十二月十七日

CHEVALIER

03 MAY 13 AM 7:21

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2000-2001

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2000

	Note	Unaudited Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Turnover	2	**1,821,976**	2,091,498
Cost of sales		**(1,492,925)**	(1,695,968)
Gross profit		**329,051**	395,530
Other revenue		**31,212**	104,797
Distribution costs		**(120,024)**	(144,466)
Administrative expenses		**(47,232)**	(62,838)
Other operating expenses		**(19,751)**	(17,878)
Profit from operations	3	**173,256**	275,145
Finance costs		**(46,822)**	(23,050)
Share of results of associates		**(4,586)**	(2,337)
Share of results of jointly controlled entities		**(3)**	6
Profit before taxation		**121,845**	249,764
Taxation	4	**(30,834)**	(52,355)
Profit after taxation		**91,011**	197,409
Minority interests		**(7,294)**	(14,189)
Net profit for the period		**83,717**	183,220
Interim dividend		**29,172**	33,584
Earnings per share	5		
Basic		**7.18 cents**	16.4 cents
Diluted		**7.08 cents**	16.3 cents
Interim dividend per share		**2.5 cents**	3 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2000

	Note	Unaudited 30th September, 2000 HK$'000	Audited 31st March, 2000 HK$'000
Non-current assets			
Investment properties		**410,966**	410,958
Property, plant and equipment	6	**970,860**	880,400
Properties under development		**16,854**	6,279
Interests in associates		**77,619**	82,237
Interests in jointly controlled entities		**3,449**	3,452
Investments in securities		**29,388**	35,536
Club debenture		**1,869**	1,869
		1,511,005	1,420,731
Current assets			
Inventories		**261,813**	264,142
Properties for resales		**1,162,142**	1,163,495
Debtors, deposits and prepayments	7	**1,043,695**	1,127,242
Amounts due from associates		**4,865**	–
Amounts due from jointly controlled entities		**37,012**	39,742
Amounts due from customers for contract works		**109,873**	148,931
Dividends receivable from associates		**–**	1,710
Investments in securities		**116,996**	95,370
Other short-term unlisted investments		**24,788**	38,364
Cash and bank balances		**694,298**	607,033
		3,455,482	3,486,029
Current liabilities			
Creditors, deposits and accruals	8	**787,424**	866,344
Construction costs payable		**180,020**	249,362
Amounts due to associates		**26**	42
Amounts due to jointly controlled entities		**19,032**	19,032
Amounts due to customers for contract works		**64,089**	75,294
Bills payable		**64,123**	129,374
Obligations under finance lease, due within 1 year		**233**	116
Deferred income		**37,774**	39,014
Provision for taxation		**76,444**	60,980
Proposed dividends		**29,172**	58,283
Dividends payable		**58,517**	–
Bank loans, due within 1 year		**225,634**	263,646
Other loans, due within 1 year		**1,650**	3,278
Short-term bank loans and overdrafts		**527,161**	479,389
		2,071,299	2,244,154
Net current assets		**1,384,183**	1,241,875

CONDENSED CONSOLIDATED BALANCE SHEET (continued)
As at 30th September, 2000

	Note	**Unaudited 30th September, 2000 HK$'000**	Audited 31st March, 2000 HK$'000
Non-current liabilities			
Bank loans		**405,734**	233,464
Other loans		**22,222**	22,222
Obligations under finance leases		**45**	45
Deferred taxation		**180**	180
		428,181	255,911
Minority interests		**369,303**	364,382
		2,097,704	2,042,313
Capital and reserves			
Share capital	9	**291,716**	291,413
Reserves	10	**1,805,988**	1,750,900
		2,097,704	2,042,313

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September, 2000

	Unaudited Six months ended 30th September, 2000 *HK$'000*	Audited Year ended 31st March, 2000 *HK$'000*
Revaluation surplus on investment properties	–	30,726
Revaluation surplus on properties for own use	–	62,123
Exchange difference arising on translation of overseas operations	**353**	2,449
Net gains not recognised in the income statement	**353**	95,298
Profit for the period / year	**83,717**	274,689
Total recognised gains	**84,070**	369,987
Goodwill arising on acquisition of additional interests in subsidiaries and associates eliminated directly against reserve	**(175)**	(3,180)
Decrease in reserves due to dilution of the Group's interest in subsidiaries	–	(1,904)
	83,895	364,903

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2000

	Unaudited Six months ended 30th September, 2000 *HK$'000*	Audited Year ended 31st March, 2000 *HK$'000*
Net cash inflow from operating activities	**85,086**	1,215,802
Returns on investments and servicing of finance		
Dividends paid	**(41)**	(38,527)
Dividends received from associates	**1,710**	7,017
Dividends received from jointly controlled entities	**–**	5,000
Dividends paid to minority shareholders of subsidiaries	**(400)**	(20,553)
Dividends received from investments in securities	**538**	1,144
Interest received	**20,925**	41,419
Interest paid	**(51,096)**	(65,163)
Interest element of finance leases	**(7)**	(16)
Net cash outflow from returns on investments and servicing of finance	**(28,371)**	(69,679)
Taxation		
Profits tax paid	**(14,795)**	(56,600)
Investing activities		
Purchase of property, plant and equipment	**(120,673)**	(22,588)
Additions of properties under development	**(10,672)**	–
Disposal of property, plant and equipment	**223**	3,284
Purchase of additional interest in subsidiaries	**(1,954)**	(8,303)
Purchase of subsidiaries	**–**	(351,997)
Disposal of subsidiaries	**–**	(423)
Disposal of a property project	**–**	96,138
Purchase of additional interest in associates	**(543)**	(7)
Advance from a former subsidiary	**–**	278
Repayments by subsidiary not consolidated	**–**	595
(Advance to) repayments by associates	**(4,881)**	4,622
Repayments by (advance to) jointly controlled entities	**2,730**	(910)
Withdrawals with stakeholders	**–**	255,057
Withdrawals of fixed deposits with maturity date beyond three months	**–**	178,813
Net cash (outflow) inflow from investing activities	**(135,770)**	154,559
Net cash (outflow) inflow before financing	**(93,850)**	1,244,082

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

For the six months ended 30th September, 2000

	Unaudited Six months ended 30th September, 2000 *HK$'000*	Audited Year ended 31st March, 2000 *HK$'000*
Financing		
New bank and other loans	**226,400**	208,234
Repayment of bank and other loans	**(169,414)**	(1,615,379)
Contribution by minority shareholders of subsidiaries	**8**	9,520
Issue of new shares	**708**	705
Share issue expenses	**(2)**	(22)
Additions (capital repayment) of finance leases	**117**	(108)
Net cash inflow (outflow) from financing	**57,817**	(1,397,050)
Net decrease in cash and cash equivalents	**(36,033)**	(152,968)
Cash and cash equivalents at beginning of the period/year	**293,399**	445,581
Effect of changes in foreign exchange rates	**(1,418)**	786
Cash and cash equivalents at the end of the period/year	**255,948**	293,399
Analysis of the balances of cash and cash equivalents:		
Cash and bank balances	**694,298**	607,033
Short-term bank loans and overdrafts	**(438,350)**	(313,634)
	255,948	293,399

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2000

1. Significant accounting policies

The condensed financial statements has been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2000 included in the annual report of the Company for the year 2000 and in accordance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement, and the statement of recognised gains and losses, being the first cash flow statement and the first statement of recognised gains and losses to be included in the interim financial report relating to accounting period ended on

or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

2. Segment information

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

(a) By business segments

	Six months ended 30th September,			
	Turnover		**Contribution to operating profit after finance costs**	
	2000	1999	**2000**	1999
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	**771**	786	**91**	82
Supply and installation of building materials and equipment	**137**	403	**35**	31
Sales, servicing and leasing of motor vehicles	**200**	199	**2**	3
Property investment and development	**29**	69	**(5)**	13
Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines	**534**	535	**20**	17
Trading	**55**	41	**(4)**	(1)
Others	**95**	58	**(13)**	107
	1,821	2,091	**126**	252

2. Segment information (continued)

(b) By geographical segments

	Six months ended 30th September,			
	Turnover		Contribution to operating profit after finance costs	
	2000	1999	**2000**	1999
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Hong Kong	**1,216**	1,227	**90**	204
The People's Republic of China	**165**	404	**9**	23
Canada	**212**	206	**5**	6
Singapore	**97**	148	**18**	19
U.S.A.	**44**	40	**0**	0
Thailand	**86**	63	**5**	1
Others	**1**	3	**(1)**	(1)
	1,821	2,091	**126**	252

3. Profit from operations

Profit from operations is stated after charging the followings:

	Six months ended 30th September,	
	2000	1999
	HK$'000	*HK$'000*
Cost of stock sold	**663,211**	608,970
Depreciation on property, plant and equipment	**24,483**	15,235
Net realised loss and unrealised holding loss on trading securities	**13,113**	1,488

4. Taxation

Hong Kong profits tax has been provided for at the rate of 16% (1999: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

	Six months ended 30th September,	
	2000	1999
	HK$'000	*HK$'000*
The Company and subsidiaries		
Hong Kong	**22,828**	44,526
Overseas	**7,431**	6,492
Associates		
Hong Kong	**575**	1,337
	30,834	52,355

5. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September,	
	2000	1999
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share	**83,717**	183,220
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of a subsidiary based on dilution of its earnings per share	**(51)**	(164)
Earnings for the purpose of diluted earnings per share	**83,666**	183,056
	Number of ordinary shares	Number of ordinary shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,165,936,360**	1,115,455,872
Effect of dilutive potential ordinary shares:		
Share options	**14,661,417**	7,504,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,180,597,777**	1,122,959,872

6. Property, plant and equipment

For the six month ended 30th September, 2000, the Group acquired property, plant and equipment of HK$120,673,000 and disposed of fixed assets of HK$7,032,000.

7. Debtors, deposits and prepayments

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2000 *HK$'000*	As at 31st March, 2000 *HK$'000*
0 - 60 days	**576,570**	526,570
61 - 90 days	**17,870**	31,636
> 90 days	**115,743**	104,112
Total	**710,183**	662,318

8. Creditors, deposits and accruals

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2000 *HK$'000*	As at 31st March, 2000 *HK$'000*
0 - 60 days	**306,898**	327,484
61 - 90 days	**7,978**	9,654
> 90 days	**23,874**	19,646
Total	**338,750**	356,784

9. Share Capital

	Ordinary shares of HK$0.25 each	
Issued and fully paid	Number of Shares *'000*	Nominal value *HK$'000*
Balance at 1st April, 2000	1,165,654	291,413
Issue of shares under share option scheme	1,212	303
Balance at 30th September, 2000	1,166,866	291,716

10. Reserves

	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st April, 2000	350,227	286,198	7,526	66,131	90,560	(12,065)	962,323	1,750,900
Issued of new shares	408	–	–	–	–	–	–	408
Share issue expenses	(2)	–	–	–	–	–	–	(2)
Transfer	(3)	3	–	–	–	–	–	–
Profits for the period	–	–	–	–	–	–	83,717	83,717
Exchange difference on translation of financial statements of foreign subsidiaries	–	–	–	–	–	353	–	353
Goodwill on acquisition of additional interest in a subsidiary	–	(175)	–	–	–	–	–	(175)
Proposed dividends	–	–	–	–	–	–	(29,172)	(29,172)
Additional dividends	–	–	–	–	–	–	(41)	(41)
Balance at 30th September, 2000	350,630	286,026	7,526	66,131	90,560	(11,712)	1,016,827	1,805,988

11. Commitments and contingent liabilities

As at the balance sheet date, the Group had the following contingent liabilities and commitments:

(a) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries and associates amounting to HK$569,850,000 (31st March, 2000: HK$520,478,000) and HK$401,335,000 (31st March, 2000: HK$275,129,000).

(b) Annual commitments in respect of leasing of premises payable within the next year under non-cancellable operating leases are as follows:

	30th September, 2000	31st March, 2000
	HK$'000	*HK$'000*
Leases which expire:		
Within one year	**12,792**	45,951
In the second to fifth years inclusive	**14,281**	15,244
Over five years	**1,159**	1,109
	28,232	62,304

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2.5 cents (1999: HK3 cents) per share for the six months ended 30th September, 2000 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 19th January, 2001.

The Directors have also resolved that the interim dividend should be paid on Thursday, 8th March, 2001 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on the Stock Exchange for the five consecutive trading days from Monday, 15th January, 2001 to Friday, 19th January, 2001 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Wednesday, 7th February, 2001. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 15th January, 2001 to Friday, 19th January, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 12th January, 2001.

BUSINESS REVIEW

In the six-month period to 30th September 2000, Group's turnover decreased by 12.9% to HK$1,822 million as compared to the same period last year. Profit attributable to shareholders was down to HK$84 million with diluted earnings per share reduced to HK7.08 cents as there is no exceptional profit in this period. The performance of the core businesses – building services, aluminium windows and curtain wall – remained steady during the period under review.

The Group's environmental business unit, Chevalier (Envirotech) Limited, has been awarded two new projects in Hong Kong and the Mainland for the provision of landfill restoration and pharmaceutical factory waste water treatment plant. In August 2000, Chevalier Enviro Services, Inc. ("CESI"), a 85% joint venture with a Philippines company, commenced its medical waste treatment operation in Manila making use of the environmentally-safe SANITEC Microwave Disinfection System. This advanced technology has been introduced to Hong Kong and other Asian countries by Chevalier. As at 30th September, 2000, CESI had medical waste treatment contracts in hand with 9 hospitals. Negotiation for more contracts is in progress.

Since the beginning of this year, the property market in Shanghai has recovered. The leasing of units in Chevalier Place, the Group's luxury residential property in Shanghai, has been progressing well with nearly 70% of the units rented. In addition, contribution from investment properties in Hong Kong also improved and such investment has provided the Group with steady recurring income.

The Group's automobile and hotel business in Canada was stable. The occupancy rates of those two existing three-star hotels in the Mainland are satisfactory and the Qi Shi Hotel in Jiujiang, in particular, has contributed positive cashflow to the Group. The hotel in Dongguan is under construction and will be completed next year.

In August 2000, the Group entered into an agreement with a wholly-owned subsidiary of Chevalier Construction Holdings Limited to purchase its 45% interest in Preussag Pipe Rehabilitation Hong Kong Limited ("PPR") and PPR debt at a total consideration of HK$21,248,000. The transaction was completed in October 2000. PPR is principally engaged in the design and construction for rehabilitation of drinking water, flushing water, gas, sewage and drainage pipelines. The Board of Directors believes the acquisition will enable the Group to realign and diversify its business activities.

Chevalier iTech Holdings Limited ("CiTL")

During the six months ended 30th September, 2000, CiTL recorded an unaudited consolidated turnover of HK$578 million, representing an increase of 5% over the corresponding period last year. The performance of CiTL, however, was adversely affected by the difficult situation faced by small and medium-sized enterprises, keen competition in equipment sales and service, and the increase in investment in retail business and network solution sector. Profit attributable to shareholders decreased to HK$7.4 million.

Sale of computer equipment increased substantially as a result of successful marketing strategies. The performance of telecommunication systems and services division has improved despite the difficult market condition. The mobile phone retail chain recorded improved results as the income on the sale of mobile phones and related services increased.

Severe competition and set-up costs have affected the operating results of the information technology and network solution division. Nevertheless, CiTL is committed to develop in this fast-growing area and additional resources will be allocated to cope with the fast-growing business environment.

The performance of the after-sales services division continues to be affected by the slowdown of business especially in small and medium-sized enterprises. In order to broaden the customer base, CiTL will continue to strengthen the technical and maintenance teams so as to provide one-stop quality service to customers.

During the period, CiTL continues its investment plan in the Q-Mart retail chain, even though the amortization of investment has greatly affected its operating results. Management believes that CiTL will benefit from such business when recovery comes and drives consumer spending further.

Turnover and operating results of the subsidiary companies in Thailand improved substantially during the period under review. Sale of computer equipment and telecommunication systems continued to achieve a significant growth.

Chevalier Construction Holdings Limited ("CCHL")

CCHL's unaudited consolidated net loss for the six months ended 30th September, 2000 amounted to HK$19.8 million, compared with an attributable profit of HK$2.3 million for the corresponding period last year. The loss was mainly due to the delay in the progress of certain projects and, as a result, additional costs were incurred.

During the period under review, CCHL was awarded a HK$148 million building contract of The Professional Complex Development at Hong Kong Polytechnic University. As of 30th September, 2000, the total value of building construction projects in hand is approximately HK$3.75 billion, of which HK$1.33 billion remains outstanding and the total value of outstanding civil engineering contracts is HK$430 million.

Chevalier Singapore Holdings Limited ("CSHL")

Turnover of CSHL declined by 31.1% to S$20.2 million as compared to the previous half year. The turnover shortfall was due to the decrease in both number and value of the lift and escalator installation projects completed during the half year. However, CSHL managed to achieve a steady growth in revenue from the upgrading, retrofitting, servicing and maintenance of lifts and escalators. Rental income from investment properties was steady.

Despite the decline in turnover, CSHL was able to maintain the operating profit before tax at S$4.2 million and net profit at S$3.1 million which are similar to same period of last year.

Following the repayment of all the outstanding local and foreign currency bank loans and overdraft at the end of last financial year, CSHL has reduced its interest expense and foreign exchange differences significantly.

FINANCIAL REVIEW

As at 30th September, 2000, the total credit facilities available to the Group amounted to HK$2,954 million, and the undrawn balance stood at HK$1,726 million. In addition, loans outstanding as at 30th September, 2000, was HK$1,164 million. Cash available to the Group at 30th September, 2000 amounted to HK$694 million.

The Group's debt-to-equity ratio as at 30th September, 2000, calculated as the ratio of bank loans outstanding to capital and reserves, was 0.54.

PROSPECTS

In the near term, confidence in the property sector remains fragile as the market has been flooded by the ample supply of residential units. Employment has improved but not significantly and the propensity to spend remains low. Therefore, short-term business outlook is still difficult. However, recent string of data has indicated that Hong Kong's economy has rebounded strongly with double-digit GDP growth in the year 2000. Such continuous growth will drive the private consumption and capital expenditure and will lead to another cycle of recovery.

Based on the latest statistics, the expansion in US economy has decelerated significantly. Such slowdown will bring about a new round of rate cuts in US and this will have positive impact on the business environment in Hong Kong. In addition, the Mainland imminent entry into the World Trade Organization signifies the liberalization of international trade and will boost the business opportunities as well as demand for trade-related services in Hong Kong. The Group is confident in the long-term prospects in the region and will continue its prudent approach in capturing investment opportunities.

Building on 30 years' relationship with valuable suppliers and customers, the Group will promote the principle of "Pursuing Customer Satisfaction and Quality Excellence" in the future.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the Interim Accounts.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September, 2000, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Family interest**	**Total**
CHOW Yei Ching	579,711,235*	–	579,711,235
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	456,450	–	456,450
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	–	42,016

* *Dr. CHOW Yei Ching beneficially owned 579,711,235 shares in the Company, representing in aggregate approximately 49.68% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 2000	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	18,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	8,450,000
KUOK Hoi Sang	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	10,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
FUNG Pak Kwan	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	8,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
FUNG Wo Shun	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	2,200,000
KAN Ka Hon	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	2,200,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000
WONG Kie Ngok,	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	1,200,000
Alexander	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000
TAM Kwok Wing	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	1,700,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000

(b) Interests in Associated Corporations

(i) Shares

		Number of ordinary shares			
Directors	**Associated corporations**	**Personal interest**	**Corporate interest**	**Family interest**	**Total**
CHOW Yei Ching	CiTL	32,000,000	514,398,666*	–	546,398,666
	CSHL	4,375,000	80,000,000*	–	84,375,000
	CCHL	41,036,489	87,165,444*	–	128,201,933
KUOK Hoi Sang	CiTL	12,000,000	–	–	12,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	–	–	12,900,000
FUNG Wo Shun	CiTL	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	CiTL	2,256,000	–	–	2,256,000
TAM Kwok Wing	CiTL	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CiTL, CSHL and CCHL that he was deemed to be interested in 514,398,666 shares in CiTL, 80,000,000 shares in CSHL and 87,165,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owned 579,711,235 shares in the Company, representing in aggregate approximately 49.68% of the issued share capital of the Company.*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 2000	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	-	14,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	-	7,000,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,400,000
KUOK Hoi Sang	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	-	4,300,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	-	5,000,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,000,000
FUNG Pak Kwan	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	-	3,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	-	6,550,000
FUNG Wo Shun	CiTL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	-	2,300,000
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	-	5,000,000

Save as disclosed above, as at 30th September, 2000, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDER

As at 30th September, 2000, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 579,711,235 shares representing approximately 49.68% of the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties whom were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2000.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2000, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past period.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2000

CHEVALIER

其 士 國 際 集 團 有 限 公 司

（於百慕達註冊成立之有限公司）

二零零零至二零零一年度中期業績報告

簡明綜合收益表
截至二零零零年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零零年 港幣千元	一九九九年 港幣千元
營業額	2	**1,821,976**	2,091,498
銷售成本		**(1,492,925)**	(1,695,968)
毛利		**329,051**	395,530
其他收益		**31,212**	104,797
經銷成本		**(120,024)**	(144,466)
行政支出		**(47,232)**	(62,838)
其他經營支出		**(19,751)**	(17,878)
經營溢利	3	**173,256**	275,145
財務費用		**(46,822)**	(23,050)
所佔聯營公司業績		**(4,586)**	(2,337)
所佔共同控制實體業績		**(3)**	6
除稅前溢利		**121,845**	249,764
稅項	4	**(30,834)**	(52,355)
除稅後溢利		**91,011**	197,409
少數股東權益		**(7,294)**	(14,189)
期內溢利		**83,717**	183,220
中期股息		**29,172**	33,584
每股盈利	5		
基本		**7.18仙**	16.4仙
攤薄		**7.08仙**	16.3仙
每股中期股息		**2.5仙**	3仙

簡明綜合資產負債表

二零零零年九月三十日結算

	附註	未經審核 二零零零年 九月三十日 港幣千元	經審核 二零零零年 三月三十一日 港幣千元
非流動資產			
投資物業		**410,966**	410,958
物業、廠房及設備	6	**970,860**	880,400
發展中物業		**16,854**	6,279
所佔聯營公司權益		**77,619**	82,237
所佔共同控制實體權益		**3,449**	3,452
證券投資		**29,388**	35,536
會所債券		**1,869**	1,869
		1,511,005	1,420,731
流動資產			
存貨		**261,813**	264,142
待售物業		**1,162,142**	1,163,495
應收帳款、存出按金及預付款項	7	**1,043,695**	1,127,242
聯營公司應收帳款		**4,865**	—
共同控制實體應收帳款		**37,012**	39,742
就合約工程應向客戶收取之款項		**109,873**	148,931
應收聯營公司之股息		**—**	1,710
證券投資		**116,996**	95,370
其他無牌價證券短期投資		**24,788**	38,364
現金及銀行存款		**694,298**	607,033
		3,455,482	3,486,029
流動負債			
應付款項、存入按金及應付費用	8	**787,424**	866,344
應付建築成本費用		**180,020**	249,362
聯營公司應付帳款		**26**	42
共同控制實體應付帳款		**19,032**	19,032
就合約工程應向客戶支付之款項		**64,089**	75,294
應付票據		**64,123**	129,374
一年內應償還之融資性租賃之債務		**233**	116
遞延收益		**37,774**	39,014
課税準備		**76,444**	60,980
擬派股息		**29,172**	58,283
應付股息		**58,517**	—
一年內應償還之銀行貸款		**225,634**	263,646
一年內應償還之其他貸款		**1,650**	3,278
短期銀行貸款及透支		**527,161**	479,389
		2,071,299	2,244,154
流動資產淨值		**1,384,183**	1,241,875

簡明綜合資產負債表(續)
二零零零年九月三十日結算

	附註	未經審核 於二零零零年 九月三十日 港幣千元	經審核 於二零零零年 三月三十一日 港幣千元
非流動負債			
銀行貸款		**405,734**	233,464
其他貸款		**22,222**	22,222
融資性租賃之債務		**45**	45
遞延稅項		**180**	180
		428,181	255,911
少數股東權益		**369,303**	364,382
		2,097,704	2,042,313
股本及儲備			
股本	9	**291,716**	291,413
儲備	10	**1,805,988**	1,750,900
		2,097,704	2,042,313

簡明綜合確認損益表

截至二零零零年九月三十日止六個月

	未經審核 截至二零零零年 九月三十日止 六個月	經審核 截至二零零零年 三月三十一日止 年度
	港幣千元	*港幣千元*
重估投資物業之盈餘	—	30,726
重估自用物業之盈餘	—	62,123
申算海外附屬公司財務報告所產生之兌換差額	**353**	2,449
未於收益表上確認之淨收益	**353**	95,298
期內／年度溢利	**83,717**	274,689
確認收益總額	**84,070**	369,987
因收購附屬公司及聯營公司所產生之商譽已直接於儲備中撇除	**(175)**	(3,180)
因攤薄集團之附屬公司之權益之儲備減值	—	(1,904)
	83,895	364,903

簡明綜合現金流動表

截至二零零零年九月三十日止六個月

	未經審核 截至二零零零年 九月三十日止 六個月 *港幣千元*	經審核 截至二零零零年 三月三十一日止 年度 *港幣千元*
經營業務之現金注入淨額	**85,086**	1,215,802
投資回報及融資費用		
派發股息	**(41)**	(38,527)
收取聯營公司之股息	**1,710**	7,017
收取共同控制實體之股息	**—**	5,000
支付附屬公司少數股東之股息	**(400)**	(20,553)
收取證券投資之股息	**538**	1,144
已收利息	**20,925**	41,419
已付利息	**(51,096)**	(65,163)
融資性租賃之利息部份	**(7)**	(16)
投資回報及融資費用之現金支出淨額	**(28,371)**	(69,679)
稅項		
繳付利得稅	**(14,795)**	(56,600)
投資業務		
購買物業、廠房及設備	**(120,673)**	(22,588)
購置發展中物業	**(10,672)**	—
出售物業、廠房及設備	**223**	3,284
增購附屬公司之權益	**(1,954)**	(8,303)
購入附屬公司	**—**	(351,997)
出售附屬公司	**—**	(423)
出售一個物業項目	**—**	96,138
增購聯營公司之權益	**(543)**	(7)
向前附屬公司借入之款項	**—**	278
不計入綜合帳目附屬公司之還款	**—**	595
聯營公司之(借款)還款	**(4,881)**	4,622
共同控制實體之還款(借款)	**2,730**	(910)
提取信託人之現金	**—**	255,057
提取超過三個月之銀行定期存款	**—**	178,813
投資業務(支出)注入之現金淨額	**(135,770)**	154,559
融資前之現金(支出)注入淨額	**(93,850)**	1,244,082

簡明綜合現金流動表(續)
截至二零零零年九月三十日止六個月

	未經審核 **截至二零零零年** **九月三十日止** **六個月** ***港幣千元***	經審核 截至二零零零年 三月三十一日止 年度 *港幣千元*
融資		
新借銀行及其他貸款	**226,400**	208,234
償還銀行及其他貸款	**(169,414)**	(1,615,379)
附屬公司少數股東之貢獻	**8**	9,520
發行新股	**708**	705
發行新股之費用	**(2)**	(22)
新增(償還)融資性租賃之本金部份	**117**	(108)
融資注入(支出)之現金淨額	**57,817**	(1,397,050)
現金及等同現金淨額之減少	**(36,033)**	(152,968)
期初/年初之現金及等同現金	**293,399**	445,581
滙兑調整	**(1,418)**	786
期末/年終之現金及等同現金	**255,948**	293,399
現金及等同現金結餘之分析:		
現金及銀行存款	**694,298**	607,033
短期銀行貸款及透支	**(438,350)**	(313,634)
	255,948	293,399

簡明財務報告附註
截至二零零零年九月三十日止六個月

1. 主要會計政策

此簡明財務報表乃根據本公司二零零零年年報中截至二零零零年三月三十一日止年度之財務報表中所載之主要會計政策相符之基準編製,包括符合香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號)之規定。除就截至二零零零年七月一日止或其後之會計期間之中期財務報告表內列入第一次現金流量表及第一次確認損益表之比較數字並沒有呈列外、此與會計實務準則第25號之偏離乃得到香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所允許的。

2. 分類資料

以下為本集團按業務及地區劃分之營業額及其對本集團經營溢利之貢獻分析：

(甲) 以業務區劃

	截至九月三十日止六個月			
	營業額		對扣除財務費用後經營溢利之貢獻	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程	**771**	786	**91**	82
供應及安裝建築材料及設備	**137**	403	**35**	31
汽車銷售、維修及租賃服務	**200**	199	**2**	3
物業投資及發展	**29**	69	**(5)**	13
廣泛之話音與數據通訊設備及服務、系統整合服務及銷售和分銷商業機器	**534**	535	**20**	17
貿易	**55**	41	**(4)**	(1)
其他	**95**	58	**(13)**	107
	1,821	2,091	**126**	252

2. 分類資料（續）

（乙） 以地區區劃

	截至九月三十日止六個月			
	營業額		對扣除財務費用後經營溢利之貢獻	
	二零零零年	一九九九年	二零零零年	一九九九年
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
香港	**1,216**	1,227	**90**	204
中華人民共和國	**165**	404	**9**	23
加拿大	**212**	206	**5**	6
新加坡	**97**	148	**18**	19
美國	**44**	40	**0**	0
泰國	**86**	63	**5**	1
其他	**1**	3	**(1)**	(1)
	1,821	2,091	**126**	252

3. 經營溢利

經營溢利已扣除下列各項目：

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
售出存貨之成本	**663,211**	608,970
物業、廠房及設備之折舊	**24,483**	15,235
已實現及未實現之貿易證券淨虧損	**13,113**	1,488

4. 稅項

香港利得稅準備乃根據本集團各公司期內估計應課稅之溢利按稅率16%（一九九九年：16%）計算。海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	港幣千元
本公司及附屬公司		
香港	**22,828**	44,526
海外	**7,431**	6,492
聯營公司		
香港	**575**	1,337
	30,834	52,355

5. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	港幣千元
就計算每股基本盈利之溢利	**83,717**	183,220
潛在可攤薄普通股股份之影響：		
就附屬公司每股盈利攤薄後所作出之調整	**(51)**	(164)
就計算攤薄每股盈利之溢利	**83,666**	183,056
	普通股數目	普通股數目
就計算基本每股盈利之普通股股份加權平均股數	**1,165,936,360**	1,115,455,872
潛在可攤薄普通股股份之影響：		
認購股權	**14,661,417**	7,504,000
就計算攤薄每股盈利之普通股股份加權平均股數	**1,180,597,777**	1,122,959,872

6. 物業、廠房及設備

截至二零零零年九月三十日止六個月，本集團購買及出售物業、廠房及設備分別為港幣120,673,000元及港幣7,032,000元。

7. 應收帳款，存出按金及預付款項

應收貨款之帳齡分析如下：

	於二零零零年九月三十日 **港幣千元**	於二零零零年三月三十一日 港幣千元
0－60天	**576,570**	526,570
61－90天	**17,870**	31,636
逾90天	**115,743**	104,112
總計	**710,183**	662,318

8. 應付款項、存入按金及應付費用

應付貨款之帳齡分析如下：

	於二零零零年九月三十日 **港幣千元**	於二零零零年三月三十一日 港幣千元
0－60天	**306,898**	327,484
61－90天	**7,978**	9,654
逾90天	**23,874**	19,646
總計	**338,750**	356,784

9. 股本

	每股面值港幣0.25元之普通股股份	
	股份數目 千股	票面值 港幣千元
已發行及繳足股本		
二零零零年四月一日之結存	1,165,654	291,413
行使認購股權所發行之股份	1,212	303
二零零零年九月三十日之結存	1,166,866	291,716

10. 儲備

	股本溢價	資本儲備	資本贖回儲備	物業重估儲備 投資物業	物業重估儲備 自用物業	外滙兌換浮動儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年四月一日之結存	350,227	286,198	7,526	66,131	90,560	(12,065)	962,323	1,750,900
發行新股	408	–	–	–	–	–	–	408
股份發行之費用	(2)	–	–	–	–	–	–	(2)
轉入／(出)	(3)	3	–	–	–	–	–	–
期內之溢利	–	–	–	–	–	–	83,717	83,717
申算海外附屬公司財務報告所產生之兌換差	–	–	–	–	–	353	–	353
因增購一間附屬公司之權益所產生之商譽	–	(175)	–	–	–	–	–	(175)
擬派股息	–	–	–	–	–	–	(29,172)	(29,172)
額外股息	–	–	–	–	–	–	(41)	(41)
二零零零年九月三十日之結存	350,630	286,026	7,526	66,131	90,560	(11,712)	1,016,827	1,805,988

11. 資本承擔及或然負債

本集團於結算日尚未清結之資本承擔及或然負債包括：

(a) 本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別為港幣569,850,000元（二零零零年三月三十一日：港幣520,478,000元）及港幣401,335,000元（二零零零年三月三十一日：港幣275,129,000元）。

(b) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應於：

	二零零零年九月三十日	二零零零年三月三十一日
	港幣千元	*港幣千元*
租約屆滿期：		
一年內	**12,792**	45,951
二至五年內	**14,281**	15,244
逾五年	**1,159**	1,109
	28,232	62,304

中期股息

董事會議決宣佈派發截至二零零零年九月三十日止六個月之中期股息每股港幣2.5仙(一九九九年：港幣3仙)，予在二零零一年一月十九日星期五名列於股東名冊內之股東。

董事會並議決此項中期股息將於二零零一年三月八日星期四以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份(「新股份」)以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由二零零一年一月十五日星期一至二零零一年一月十九日星期五止五個連續交易日在聯交所之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零一年二月七日星期三呈遞各股東。此項以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

股東名冊截止過戶日期

本公司將於二零零一年一月十五日星期一至二零零一年一月十九日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於二零零一年一月十二日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

業務回顧

截至二零零零年九月三十日止六個月期間，本集團營業額與去年同期比較下調百份之十二點九至港幣十八億二千二百萬元。由於期內並無特殊溢利，股東應佔溢利下降至港幣八千四百萬元，攤薄每股盈利減至港幣七點零八仙。回顧期內，核心業務包括樓宇服務，鋁窗及玻璃幕牆之表現均維持穩定。

本集團之環保業務 — 其士(環境技術)有限公司於香港及中國內地取得堆填區整治及製藥廠廢水處理兩項新工程。於二零零零年八月，一間由本集團持有百份之八十五權益之菲律賓公司Chevalier Enviro Services, Inc.(「CESI」)，在馬尼拉展開醫療廢料處理業務，並採用了美國先進的SANITEC微波消毒技術。該先進技術亦由其士引進香港及其他亞洲國家。於二零零零年九月三十日，CESI已與該地九家醫院訂立了醫療廢料處理合約，更多合約正在洽商中。

自本年初，上海的物業市場經已復甦。本集團位於上海之豪華住宅 — 亦園之租賃進展良好，約百份之七十單位已租出。此外，香港投資物業的收益亦有所改善，並為本集團帶來穩定的經常性收益。

本集團位於加拿大之汽車及酒店業務表現穩定。位於內地兩間三星級酒店的租住率表現令人滿意，其中尤以其士九江大酒店更為本集團帶來可觀的現金收益。本集團於東莞投資的酒店正在興建階段並將於明年竣工。

於二零零零年八月，本集團與其士建築集團有限公司的全資附屬公司簽訂協議，由本集團購入Preussag Pipe Rehabilitation Hong Kong Limited（「PPR」）百份之四十五權益及PPR債項，總值為港幣二千一百二十四萬八千元。該項交易已於二零零零年十月完成。PPR主要業務為設計及翻新食水、沖廁水、煤氣、污水及排污管道。董事會相信該收購可讓本集團的業務得到重整及擴展。

其士科技控股有限公司（「其士科技」）

截至二零零零年九月三十日止六個月，其士科技錄得未經審核綜合營業額為港幣五億七千八百萬元，相對去年同期上升百份之五。然而，由於中小型企業經營困難、銷售設備及服務之熾熱競爭及零售業務及網絡技術投資增加因素下，其士科技業務表現受到負面的影響。股東應佔溢利下降至港幣七百四十萬元。

成功的市場策略，令銷售電腦設備大幅上升。雖然市場環境艱難，電訊系統及服務部門之業務表現仍有改善。由於流動電話銷售及其有關服務收益增加，流動電話零售網絡之業績已逐步改善。

資訊科技及網絡技術部門受到熾熱競爭及投資成本因素影響。然而，其士科技仍致力發展這高增長的業務，並調配額外資源以配合迅速發展的營商環境。

隨着中小型企業的業務發展放緩，售後服務表現持續受到影響。為了擴闊客戶基礎，其士科技將繼續加強其技術及維修隊伍，以提供一站式優質服務予顧客。

回顧期內，縱然投資的攤銷對Q-Mart之業績構成重大影響，其士科技仍繼續其Q-Mart零售網絡投資計劃。管理層相信其士科技將隨着經濟復甦進一步帶動顧客消費增加而得益。

回顧期內，泰國附屬公司之營業額及經營業績均大幅改善，電腦及電訊系統及服務業銷售亦持續取得顯著增長。

其士建築集團有限公司(「其士建築」)

截至二零零零年九月三十日止六個月，其士建築之未經審核綜合虧損為港幣一千九百八十萬元，去年同期溢利為港幣二百三十萬元。虧損之主要原因乃若干工程之延誤而引致額外費用。

回顧期內，其士建築接獲香港理工大學一項價值港幣一億四千八百萬元之專業綜合發展大樓建築合約。截至二零零零年九月三十日止，手頭建築工程合約總值約為港幣三十七億五千萬元，其中尚待完成之工程合約為港幣十三億三千萬元，而尚待完成之土木工程合約總值為港幣四億三千萬元。

其士新加坡控股有限公司(「其士新加坡」)

與去年半年度比較，其士新加坡的營業額下降百份之三十一點一至坡幣二千零二十萬元。營業額下降主要由於半年度內完成升降機及自動電梯安裝項目數目及價值減少。然而，其士新加坡加強在升降機及自動電梯的更新、調較服務及保養業務以帶來穩定收益。物業投資的租金收益仍然穩定。

縱然營業額下降，其士新加坡錄得除税前經營溢利達坡幣四百二十萬元及溢利為坡幣三百一十萬元，與去年同期相約。

隨著於去年年度末期償還所有坡幣及外幣的銀行貸款及透支，其士新加坡已減省了龐大的利息開支及滙兑損益。

財務評述

截至二零零零年九月三十日，本集團總信貸額為港幣二十九億五千四百萬元，而未提取餘額為港幣十七億二千六百萬元。此外，截至二零零零年九月三十日，未償還之貸款為港幣十一億六千四百萬元，本集團手頭現金為港幣六億九千四百萬元。

本集團於二零零零年九月三十日以未償還之銀行貸款及股本及儲備計算之債務與資本比率為零點五四。

展望

近期因住宅樓宇供應量大增，物業市場信心仍然疲弱。縱然就業率輕微改善，但消費意慾仍然低迷。因此，短期內商業前景在仍屬艱難。然而，近期經濟數據顯示，於二零零零年本地生產總值達雙位數字的增長，香港經濟反彈強勁。個人消費及固定資產投資增加，並經濟持續增長將帶來另一個復甦週期。

基於最近數據的顯示，美國經濟增長有放緩跡象，將會引致新一輪的減息週期，這將為香港的營商環境帶來正面的影響。此外，內地即將加入世界貿易組織將帶來國際貿易自由化，並為香港帶來商機及與貿易有關的服務需求。本集團對區內長遠的前景有信心，並將繼續以審慎的態度爭取投資機會。

憑藉過往三十年與供應商及客戶建立的良好關係，本集團將在未來繼續以「滿足客戶需求及追求素質突破」為宗旨。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及實務，並已討論審核、內部監控及財務申報事宜，當中包括中期帳目之審閱。

董事股份及認購股權之權益

截至二零零零年九月三十日，各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內權益如下：

(甲) 本公司權益

(i) 股份

	普通股股份數目		
董事	**個人權益**	**家族權益**	**總數**
周亦卿	579,711,235*	—	579,711,235
郭海生	491,083	—	491,083
馮伯坤	456,450	—	456,450
簡嘉翰	145,200	—	145,200
譚國榮	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	—	42,016

* *周亦卿博士實益擁有本公司股份579,711,235股，佔本公司已發行股份約百份之四十九點六八。該等股份已在下段「主要股東」中重述。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至二零零零年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	港元		
周亦卿	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	18,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	8,450,000
郭海生	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	10,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
馮伯坤	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	8,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
馮和順	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	2,200,000
簡嘉翰	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	2,200,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000
黃奇岳	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	1,200,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000
譚國榮	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	1,700,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000

(乙) 相聯公司權益

(i) 股份

董事	相聯公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士科技	32,000,000	514,398,666 *	–	546,398,666
	其士新加坡	4,375,000	80,000,000 *	–	84,375,000
	其士建築	41,036,489	87,165,444 *	–	128,201,933
郭海生	其士科技	12,000,000	–	–	12,000,000
	其士建築	1,326,437	–	–	1,326,437
馮伯坤	其士科技	12,900,000	–	–	12,900,000
馮和順	其士科技	300,000	–	–	300,000
	其士建築	295,600	–	–	295,600
簡嘉翰	其士科技	2,256,000	–	–	2,256,000
譚國榮	其士科技	2,000,000	–	52,000	2,052,000
	其士建築	625,796	–	7,142	632,938

* *周亦卿博士實益擁有本公司股份579,711,235股，佔本公司已發行股份約百份之四十九點六八，而本公司則持有其士科技股份514,398,666股、其士新加坡股份80,000,000股及其士建築股份87,165,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士科技、其士新加坡及其士建築。*

(ii) 認購股權

董事	相聯公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至二零零零年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士科技	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	14,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	7,000,000
	其士建築	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,400,000
郭海生	其士科技	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	4,300,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
	其士建築	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,000,000
馮伯坤	其士科技	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	3,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	6,550,000
馮和順	其士科技	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	2,300,000
簡嘉翰	其士科技	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000

除上述外，截至二零零零年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益（按公開權益條例之定義）。

主要股東

於二零零零年九月三十日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份579,711,235股，佔本公司已發行股份約百份之四十九點六八。

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十。

購買、出售或贖回上市證券

截至二零零零年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

本公司董事並無得悉任何資料足以合理地指出本公司在截至二零零零年九月三十日止六個月期間概無遵守上市規則附錄十四所載之最佳應用守則。

在這艱難時期，本人謹藉此對各位董事及全體員工於過去期間的忠誠，努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零零年十二月十八日

03 MAY 19 AM 7:21

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2001-2002

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2001

		Unaudited Six months ended 30th September,	
		2001	2000
	Note	***HK$'000***	*HK$'000*
Turnover	*2*	**1,640,845**	1,821,976
Cost of sales		**(1,351,551)**	(1,492,925)
Gross profit		**289,294**	329,051
Other revenue		**25,080**	31,212
Distribution costs		**(119,959)**	(120,024)
Administrative expenses		**(50,252)**	(47,232)
Other operating expenses		**(19,728)**	(19,751)
Profit from operations	*3*	**124,435**	173,256
Finance costs		**(28,684)**	(46,822)
Share of results of associates		**8,550**	(4,586)
Share of results of jointly controlled entities		**(5,086)**	(3)
Profit before taxation		**99,215**	121,845
Taxation	*4*	**(20,976)**	(30,834)
Profit after taxation		**78,239**	91,011
Minority interests		**(3,209)**	(7,294)
Net profit for the period		**75,030**	83,717
Interim dividend	*5*	**24,618**	29,172
Earnings per share	*6*		
Basic		**6.1 cents**	7.18 cents
Diluted		**6.07 cents**	7.08 cents
Interim dividend per share		**2.0 cents**	2.5 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2001

	Note	Unaudited 30th September, 2001 HK$'000	(Restated) Audited 31st March, 2001 HK$'000
NON-CURRENT ASSETS			
Investment properties		**384,352**	377,904
Property, plant & equipment	7	**1,001,150**	953,008
Properties under development		**5,880**	35,552
Interests in associates		**85,690**	79,029
Interests in jointly controlled entities		**50,385**	9,716
Investments in securities		**27,112**	5,780
Pledged deposits		**63,552**	63,000
Club debenture		**1,869**	1,869
Goodwill		**7,546**	—
		1,627,536	1,525,858
CURRENT ASSETS			
Inventories		**221,884**	244,532
Properties for sale		**1,142,397**	1,161,638
Debtors, deposits and prepayments	8	**1,108,383**	1,040,749
Amount due from associates		**3,171**	902
Amount due from jointly controlled entities		**36,321**	35,187
Amount due from customers for contract works		**113,756**	84,688
Investments in securities		**81,570**	48,809
Cash and bank balances		**612,036**	705,242
		3,319,518	3,321,747
CURRENT LIABILITIES			
Creditors, deposits and accruals	9	**792,480**	883,058
Construction costs payable		**172,674**	176,248
Amount due to associates		**121**	79
Amount due to jointly controlled entities		**19,037**	19,032
Amount due to customers for contract works		**43,135**	5,688
Bills payable		**67,337**	120,264
Obligation under finance lease, due within 1 year		**14**	45
Deferred income		**174,060**	111,846
Provision for taxation		**40,284**	31,128
Bank loans, due within 1 year		**225,645**	110,325
Other loans, due within 1 year		**22,000**	3,382
Short-term bank loans and overdrafts		**331,745**	255,032
		1,888,532	1,716,127
NET CURRENT ASSETS		**1,430,986**	1,605,620

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*
As at 30th September, 2001

	Note	**Unaudited 30th September, 2001** *HK$'000*	(Restated) Audited 31st March, 2001 *HK$'000*
NON-CURRENT LIABILITIES			
Bank loans		**464,160**	605,964
Other loans		**—**	18,840
		464,160	624,804
MINORITY INTERESTS		**326,950**	325,411
		2,267,412	2,181,263
CAPITAL AND RESERVES			
Share capital	*10*	**307,726**	307,726
Reserves	*11*	**1,891,986**	1,830,455
Proposed dividends	*1(a)*	**67,700**	43,082
		2,267,412	2,181,263

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September, 2001

			(Restated)
		Unaudited Six months ended 30th September,	
		2001	2000
	Note	***HK$'000***	*HK$'000*
Net profit for the period		**75,030**	83,717
Prior year adjustment	*1(d)*	—	(23,873)
Net profit for the period (2000: as restated)		**75,030**	59,844
Release on disposal of revaluated property		**(741)**	—
Release of goodwill previously eliminated against capital reserve on dissolution of a subsidiary		**792**	—
Exchange gain arising on translation of overseas operations		**11,068**	353
Goodwill arising on acquisition of additional interests in subsidiaries and associates eliminated directly against reserve		—	(175)
Total recognised gains		**86,149**	60,022

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2001

	Unaudited Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Net cash (outflow) inflow from operating activities	**(18,630)**	85,086
Returns on investments and servicing of finance		
Dividends paid	**—**	(41)
Dividends received from associates	**—**	1,710
Dividends paid to minority shareholders of subsidiaries	**(1,832)**	(400)
Dividends received from investments in securities	**807**	538
Interest received	**13,590**	20,925
Interest paid	**(32,838)**	(51,096)
Finance lease charges	**(1)**	(7)
Net cash outflow from returns on investments and servicing of finance	**(20,274)**	(28,371)
Taxation		
Profits tax paid	**(17,283)**	(17,279)
Profits tax refunded	**5,674**	2,484
Net tax paid	**(11,609)**	(14,795)
Investing activities		
Purchase of property, plant and equipment	**(43,440)**	(120,673)
Additions to properties under development	**(35)**	(10,672)
Disposal of property, plant and equipment	**1,410**	223
Purchase of additional interest in subsidiaries	**(169)**	(1,954)
Purchase of additional interest in associates	**(633)**	(543)
Purchase of interest in jointly controlled entities	**(58,880)**	—
Advance to associates	**(255)**	(4,881)
Repayments by jointly controlled entities	**5,706**	2,730
Increase in pledged deposits	**(552)**	—
Net cash outflow from investing activities	**(96,848)**	(135,770)
Net cash outflow before financing	**(147,361)**	(93,850)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

For the six months ended 30th September, 2001

	Unaudited Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Financing		
New bank and other loans	**173,800**	226,400
Repayment of bank and other loans	**(154,359)**	(169,414)
Contribution by minority shareholders of subsidiaries	**1,076**	8
Issue of new shares	**—**	708
Share issue expenses	**—**	(2)
(Repayments of) /additions to finance lease obligations	**(31)**	117
Net cash inflow from financing	**20,486**	57,817
Net decrease in cash and cash equivalents	**(126,875)**	(36,033)
Cash and cash equivalents at the beginning of the period	**459,610**	293,399
Effect of changes in foreign exchange rates	**4,112**	(1,418)
Cash and cash equivalents at the end of the period	**336,847**	255,948
Analysis of the balances of cash and cash equivalents:		
Cash and bank balances	**612,036**	694,298
Short-term bank loans and overdrafts	**(275,189)**	(438,350)
	336,847	255,948

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 September, 2001

1 Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The condensed financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2001 in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number of changes in group accounting policies which are set out below:—

(a) Proposed dividends

In accordance with SSAP 9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of shareholders' funds on the face of the balance sheet.

In adjusting prior year's figure, shareholders' funds as at 31st March, 2001 was restated and increased by HK$43.082 millions representing the proposed final dividend for the year ended 31st March, 2001.

(b) Leases

SSAP 14 (Revised) "Leases", prescribes the accounting policies and disclosure requirements in relation to finance and operating leases. The adoption of SSAP 14 (Revised) by the Group does not have any impact on these interim financial statements except that certain comparative figures and disclosure have been adjusted and extended to conform with current period's presentation.

(c) Segment reporting

Adoption of SSAP 26 " Segment reporting" has resulted in a re-specification of some reportable segments which were presented in accordance with the disclosure requirements of the Listing Rules in the prior year. Segment disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

1 **Significant accounting policies** *(Continued)*

(d) Goodwill/negative goodwill

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the acquired subsidiaries, associates or jointly controlled entities. Negative goodwill represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries, associates or jointly controlled entities over the purchase consideration.

In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill/negative goodwill previously eliminated against/(credited to) reserves. Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be charged to the income statement at the time of disposal of the relevant subsidiaries, associates or jointly controlled entities, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets". Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be credited to income at the time of disposal of the relevant subsidiaries, associates or jointly controlled entities.

Goodwill arising on acquisitions of subsidiaries, associates or jointly controlled entities on or after 1st April, 2001 is now recongised as an asset and is amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an expense immediately. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

As a result of this change, the Group has adjusted the prior year's reserve and retained profits for the impairment loss identified resulting in a decrease in profit for the six months ended 30th September, 2001 by HK$157,000 and retained profits at 30th September 2001 by HK$23,873,000 and an increase in capital reserve at 30th September, 2001 by the same amount.

2. Segment Information

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

(a) *By business segments*

For the six months ended 30th September, 2001

	Lifts and escalators, air-conditioning systems, electrical and mechanical systems and environmental engineering equipment HK$000	Supply and installation of building materials and equipment HK$000	Sales, serving and leasing of motor vehicles HK$000	Property investment and development HK$000	Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines HK$000	Trading of general merchandises HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Elimination HK$000	Group Total by segment HK$000
Turnover											
External Sales	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	—	1,640,845
Inter-segment sales	964	1,924	—	22,452	—	—	17,653	—	4,145	(47,138)	—
Total Turnover	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	30,150	(47,138)	1,640,845
Results											
Segment Results	51,505	29,868	4,364	31,484	(4,745)	(979)	303	(5,469)	8,937		115,268
Unallocated corporate expenses											(3,932)
Operating Profits											111,336
Interest Income											12,292
Dividend Income											807
Profit from operations											124,435
Interest expenses											(28,684)
Share of results of associates	(27)			5,514	2,941				122		8,550
Share of results of jointly controlled entities				(14)					(5,072)		(5,086)
Profit before taxation											99,215
Taxation											(20,976)
Profit after taxation											78,239
Minority Interests											(3,209)
Net profit for the period											75,030

2. Segment Information *(Continued)*

(a) By business segments (Continued)
For the six months ended 30th September, 2000

	Lifts and escalators, air-conditioning systems, electrical and mechanical systems and environmental engineering equipment *HK$000*	Supply and installation of building materials and equipment *HK$000*	Sales, serving and leasing of motor vehicles *HK$000*	Property investment and development *HK$000*	Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines *HK$000*	Trading of general merchandises *HK$000*	Insurance business *HK$000*	Hotel operation *HK$000*	Others *HK$000*	Elimination *HK$000*	Group Total by segment *HK$000*
Turnover											
External Sales	770,859	137,310	200,110	28,928	534,415	54,894	11,511	22,625	61,324	—	1,821,976
Inter-segment sales	776	—	—	31,247	2,612	—	10,802	—	1,713	(47,150)	—
Total Turnover	771,635	137,310	200,110	60,175	537,027	54,894	22,313	22,625	63,037	(47,150)	1,821,976
Results											
Segment Results	90,989	34,872	4,442	31,825	21,538	(2,728)	711	(906)	(25,158)		155,585
Unallocated corporate expenses											(2,442)
Operating Profits											153,143
Interest Income											19,685
Dividend Income											428
Profit from operations											173,256
Interest expenses											(46,822)
Share of results of associates				10	3,008				(7,604)		(4,586)
Share of results of jointly controlled entities				(4)					1		(3)
Profit before taxation											121,845
Taxation											(30,834)
Profit after taxation											91,011
Minority Interest											(7,294)
Net profit for the period											83,717

2. Segment Information *(Continued)*

(b) By geographical segments

	Six months ended 30 September, HK$'Million			
	Turnover		Contribution to operating profit/(loss) after finance costs	
	2001	2000	**2001**	2000
Hong Kong	**1,071**	1,216	**65**	90
The People's Republic of China	**189**	165	**4**	9
Canada	**183**	212	**7**	5
Singapore	**71**	97	**16**	18
U.S.A.	**42**	44	**—**	—
Thailand	**65**	86	**5**	5
Others	**19**	1	**(1)**	(1)
	1,640	1,821	**96**	126

3. Profit from operations

Profit from operations is stated after charging the followings:

	Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Cost of inventories recongnized as expenses	**572,402**	663,211
Depreciation on property, plant and equipment	**24,960**	24,483
Staff costs including directors' emolument	**234,255**	232,362
Less: Amount capitalised to contract work	**(10,341)**	(8,230)
	223,914	224,132
Operating lease payments in respect of leasing of		
Premises	**17,635**	15,761
Plant and equipment	**296**	187

4. Taxation

Hong Kong profits tax has been provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
The Company and subsidiaries		
Hong Kong	**15,252**	22,828
Overseas	**5,170**	7,431
Associates		
Hong Kong	**556**	575
Jointly controlled entities		
Hong Kong *(Note)*	**(2)**	—
	20,976	30,834

Note: Being taxation over-provided in previous year.

5. Interim dividend

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
HK$0.02 per share on 1,230,904,366 shares (2000: HK$0.025 per share on 1,166,866,152 shares)	**24,618**	29,172

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data :

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Earnings for the purpose of basic earnings per share	**75,030**	83,717
Effect of dilutive potential ordinary shares :		
Adjustment to the share of results of a subsidiary based on dilution of its earnings per share	—	(51)
Earnings for the purpose of diluted earnings per share	**75,030**	83,666

6. Earnings per share *(Continued)*

	Number of Ordinary Shares	Number of Ordinary Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,230,904,366**	1,165,936,360
Effect of dilutive potential ordinary shares:		
Share options	**4,912,807**	14,661,417
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,235,817,173**	1,180,597,777

7. Property, plant and equipment

For the six months ended 30th September, 2001, the Group acquired property , plant and equipment of HK$16,406,000 and disposal of property, plant and equipment of HK$ 11,554,000 . In addition, hotel property under development of $ 56,867,000 was completed during the current period.

8. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors and the ageing analysis is as follows:

	Balance at 30th September, 2001 ***HK$'000***	Balance at 31st March, 2001 *HK$'000*
0-60 days	**551,555**	578,204
61-90 days	**37,329**	34,553
Over 90 days	**121,405**	93,474
	710,289	706,231

9. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors and the ageing analysis is as follows:

	Balance at 30th September, 2001 ***HK$'000***	Balance at 31st March, 2001 *HK$'000*
0-60 days	**325,364**	338,211
61-90 days	**8,467**	8,931
Over 90 days	**22,458**	17,052
	356,289	364,194

10. Share Capital

There was no movement during the period under review.

11. Reserves

Reserve movements during the six month ended 30th September, 2001 are as follows:

	Share Premium HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Property Revaluation Reserve: Investment Properties HK$'000	Property Revaluation Reserve: Properties For Own Use HK$'000	Exchange Fluctuation Reserve HK$'000	Retained Profits HK$'000	Total HK$'000
Balance at 31st March, 2001 as previously reported	370,196	267,884	7,526	46,710	98,604	(21,671)	1,061,206	1,830,455
Prior year adjustments:								
Retrospective recognition of impairment loss of goodwill held in reserve		23,873					(23,873)	—
Effect of adopting SSAP 9 (Revised)							43,082	43,082
Balance at 31st March, 2001 as restated	370,196	291,757	7,526	46,710	98,604	(21,671)	1,080,415	1,873,537
Released on disposal of revaluated property				(741)				(741)
Release of goodwill written off against capital reserve upon dissolution of a subsidiary		792						792
Transfer from property revaluation reserve to retained profits upon disposal of property					(158)		158	—
Exchange gain on translation of financial statements of foreign subsidiaries						11,068		11,068
Net profit for the period							75,030	75,030
Balance at 30th September, 2001	370,196	292,549	7,526	45,969	98,446	(10,603)	1,155,603	1,959,686
Reserves	370,196	292,549	7,526	45,969	98,446	(10,603)	1,087,903	1,891,986
Proposed Dividends							67,700	67,700

12. Commitments and contingent liabilities

As at 30th September, 2001, the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$294,500,000 (31st March, 2001: HK$309,700,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries and associates amounting to HK$816,843,000 (31st March, 2001: HK$889,302,000) and HK$419,350,000 (31st March, 2001: HK$429,620,000).

(c) The Group had future minimum lease payments under non-cancellable operating leases as follows:—

	30th September, 2001 ***HK$'000***	31st March, 2001 *HK'000*
Leases which expire:		
Within one year	**22,722**	23,644
In the second to fifth years inclusive	**11,451**	12,770
	34,173	36,414

13. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2 cents (2000: HK2.5 cents) per share for the six months ended 30th September, 2001, payable on Wednesday, 16th January, 2002 to shareholders whose names appear on the Register of Members of the Company on Friday, 11th January, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 9th January, 2002 to Friday, 11th January, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 8th January, 2002.

BUSINESS REVIEW

As a result of slowdown in the Hong Kong property market, the profitability of the Group's core businesses including lifts and escalators, aluminium windows and curtain walls, electrical and mechanical engineering, and building materials suffered a setback during the six months ended 30th September, 2001. The Group's turnover was HK$1,641 million, representing a decrease of 9.9% over the same period last year. Profit attributable to shareholders was HK$75 million, representing a decrease of 10.3% over the same period last year.

Despite the depressed economic situation in Hong Kong, the Group continued its expansion plan. The progress of those businesses with growth potential, such as insurance and pipe rehabilitation, was encouraging. Turnover of the Group's Insurance Division for the six months ended 30th September, 2001 has grown substantially. In order to cope with the future expansion, the paid-up capital of Chevalier Insurance Company Limited, a wholly-owned subsidiary of the Group, has increased from HK$100 million to HK$140 million in December 2001.

In June 2001, the Group invested in PRS Rohrsanierung GmbH ("PRS"), a German pipe relining and rehabilitation contracting company, by acquiring 44% interest in PRS. In September 2001, the Group further invested in pipe rehabilitation business in Asia by forming a 55:45 joint-venture company, Chevalier-PRS (Asia) Holdings Limited. These subsidiaries have recently been awarded several contracts in Hong Kong and Singapore. The Group anticipates that this business will have considerable growth in the future.

Contribution from the investment property in both Mainland and Hong Kong increased due to enhanced rental yield from the luxury residential property in Shanghai. The Property Management Division in Hong Kong also maintained a steady growth in both turnover and profit. The Group currently manages 16 estates and buildings in Hong Kong with a portfolio of approximately 20 million square feet.

Qi Shi Hotel - Dongguan, the third medium-class hotel of the Group in the Mainland, was opened in August 2001. The hotel comprises 96 rooms and features various dining, recreation and business facilities. The occupancy rates of another two hotels of the Group in Xinyang and Jiujiang have improved by reaching approximately 70%.

Although the economy in North America is slowing, the Group's automobile business in Canada is showing strong profit growth, especially the Group's Automobile Division in Toronto, Canada selling Honda vehicles.

Chevalier iTech Holdings Limited ("CiTL")

CiTL Group's turnover amounted to HK$418 million for the six months ended 30th September, 2001, representing a decrease of 27% over the same period last year. An operating loss of HK$3.25 million, representing a loss of HK0.38 cent per share was recorded. The setback of the results reflects a difficult business environment stemming from the global economic slowdown.

The performance of CiTL's Telecommunication System and Services Division was unsatisfactory. Turnover of Chevalier Shops and mobile phone franchise shops were adversely affected by the slow down in the market demand and keen competition among local network operators, resulting in lower profit margins of both products and services.

Chevalier (Network Solutions) Limited ("CNSL") has established itself as a quality provider of network solution and system integration services in Hong Kong. Since its inception in last year, CNSL has been awarded a number of large-scale contracts of network solutions and systems integration from local enterprises and corporations.

The operating environment of office equipment business remained difficult with dips in capital expenditure of most corporations. However, the After-sale Services Division maintained a stable performance despite the slow down in turnover.

In the face of the decline in consumer spending and severe competition in household products, CiTL Group focused on re-aligning and streamlining the operation of Q-Mart Shops ("Q-Mart") by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

Chevalier Construction Holdings Limited ("CCHL")

With its continuous efforts in improving operation efficiency and implementing stringent cost control measures, CCHL Group's unaudited consolidated net loss for the six months ended 30th September, 2001 has significantly reduced to HK$1.38 million compared with a loss of HK$19.76 million last year. A loss per share has also been reduced from HK8.63 cents per share in last year to HK0.55 cent for the period.

As at 30th September, 2001, the gross and outstanding value of construction contracts on hand of CCHL Group amounted to approximately HK$2,100 million and HK$236 million respectively, whereas the gross and outstanding value of civil engineering contracts on hand amounted to HK$580 million and HK$273 million respectively.

During the period, Yue Xiu Concrete Company Limited, an associated company of CCHL Group, continued to contribute a steady return to CCHL Group.

Chevalier Singapore Holdings Limited ("CSHL")

For the six months ended 30th September, 2001, the operating profit before tax of CSHL Group was S$3.8 million, representing a decline of 9.8% over the same period last year. Turnover was reduced by 24.1% to S$15.3 million over the same period last year mainly as a result of the decrease in both number and value of the lift and escalator installation projects completed during the period. However, CSHL Group managed to achieve a steady growth in revenue from the upgrading, retrofitting, testing and commissioning, servicing and maintenance of lifts and escalators.

FINANCIAL REVIEW

As at 30th September, 2001, the total credit facilities available to the Group amounted to HK$2,803 million and the undrawn balance stood at HK$1,692 million. In addition, loans outstanding as at 30th September, 2001 was HK$1,035 million. Cash available to the Group as at 30th September, 2001 amounted to HK$676 million.

As at 30th September, 2001, the Group's debt-to-equity ratio, which is calculated on the basis of the ratio of bank-loans outstanding to capital and reserves was 0.46.

PROSPECTS

Following the technology bubble burst in 2000, the global economy has deteriorated (particularly in the US). The September 11 terrorist attacks on the US have further dampened the economic conditions worldwide, aggravating the economy and employment situation in Hong Kong, affecting all types of employees. The Group anticipates that this severe business environment will continue until a rebound in global economy is seen, particularly in the US.

Local interest rates have been reduced to the lowest level for the last 30 years in tandem with the US. This, together with the government's recent suspension on the sale of Home Ownership Scheme (HOS) flats for ten months, has encouraged the users to enter the property market. Recent responses to the sales of new residential units and the public auction of land are encouraging. Moreover, with the Mainland's accession to the World Trade Organization, Hong Kong's leading role as a gateway to the Mainland and as an international metropolitan centre will be enhanced. Numerous business opportunities will emerge in the Mainland, particularly in the area of construction and infrastructure. The Group remains cautiously optimistic about the long-term prospects of Hong Kong's economy.

Looking forward, the Group will continue to reduce its operating costs in order to improve its competitiveness and exploit business opportunities particularly in the Mainland. The Group believes that with our experienced management team, solid financial position and extensive regional network, the Group is well-positioned to face the challenges ahead.

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

As at 30th September, 2001, the interests of the Directors in the share capital and share options of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company

(i) Shares

Name of Director	Number of ordinary shares: Personal interests	Family interests	Total
CHOW Yei Ching	615,445,993*	—	615,445,993
KUOK Hoi Sang	491,083	—	491,083
FUNG Pak Kwan	456,450	—	456,450
KAN Ka Hon	145,200	—	145,200
TAM Kwok Wing	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	—	42,016

* *Dr CHOW Yei Ching beneficially owned 615,445,993 shares, representing approximately 50% of the issued share capital of the Company. These shares were same as those shares described in "Substantial Shareholder" below.*

(ii) Share options

Name of Director	Date of grant	Period during which options are exercisable	Consideration paid for options granted	Exercise price per option	Number of share options: Exercised during the period	Outstanding as at 30th September, 2001
			(HK$)	*(HK$)*		
CHOW Yei Ching	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	8,450,000
KUOK Hoi Sang	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,350,000
FUNG Pak Kwan	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,350,000
KAN Ka Hon	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000
WONG Kie Ngok, Alexander	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000
TAM Kwok Wing	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000

(b) Interests in Associated Corporations

(i) Shares

Name of Director	Associated corporations	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total
CHOW Yei Ching	CiTL	34,079,270	432,098,666*	—	466,177,936
	CSHL	4,375,000	80,000,000*	—	84,375,000
	CCHL	41,036,489	89,385,444*	—	130,421,933
KUOK Hoi Sang	CiTL	12,000,000	—	—	12,000,000
	CCHL	1,326,437	—	—	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	—	—	12,900,000
FUNG Wo Shun	CiTL	300,000	—	—	300,000
	CCHL	295,600	—	—	295,600
KAN Ka Hon	CiTL	2,256,000	—	—	2,256,000
TAM Kwok Wing	CiTL	2,000,000	—	52,000	2,052,000
	CCHL	625,796	—	7,142	632,938

* *Dr CHOW Yei Ching had notified CiTL, CSHL and CCHL that, under the SDI Ordinance, he was deemed to be interested in 432,098,666 shares in CiTL, 80,000,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by the Company as Dr Chow beneficially owned 615,445,993 shares, representing approximately 50% of the issued share capital of the Company.*

(ii) Share options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Consideration paid for options granted (HK$)	Exercise price per option (HK$)	Number of share options: Exercised during the period	Outstanding as at 30th September, 2001
CHOW Yei Ching	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	7,000,000
KUOK Hoi Sang	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	5,000,000
FUNG Pak Kwan	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	6,550,000
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	5,000,000

Save as disclosed above, as at 30th September, 2001, none of the Directors or their spouses or children under the age of 18 years had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) pursuant to Section 28 of the SDI Ordinance or Section 31 or Part I of the Schedule to the SDI Ordinance.

SUBSTANTIAL SHAREHOLDER

As at 30th September, 2001, the sole substantial shareholder of the Company was Dr CHOW Yei Ching who held 615,445,993 shares, representing approximately 50% of the issued share capital of the Company as recorded in the registers of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the period.

EMPLOYEES AND REMUNERATION POLICY

As at 30th September, 2001, the Group employed approximately 4,900 full time staff in Hong Kong and overseas. Total staff costs amounted to approximately HK$224 million for the period. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange, comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, shall meet at least twice in a year. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period from 1st April, 2001 to 30th September, 2001.

APPRECIATION

On behalf of the Board, I would like to extend our gratitude to all the shareholders for their support and express our gratitude to our staff for their dedication and contribution during the period.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2001

CHEVALIER

其士國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零一至二零零二年度中期業績報告

簡明綜合收益表

截至二零零一年九月三十日止年度

	附註	未經審核 截至九月三十日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
營業額	2	**1,640,845**	1,821,976
銷售成本		**(1,351,551)**	(1,492,925)
毛利		**289,294**	329,051
其他收益		**25,080**	31,212
經銷成本		**(119,959)**	(120,024)
行政支出		**(50,252)**	(47,232)
其他經營支出		**(19,728)**	(19,751)
扣除財務費用前之經營溢利	3	**124,435**	173,256
財務費用		**(28,684)**	(46,822)
所佔聯營公司業績		**8,550**	(4,586)
所佔共同控制實體業績		**(5,086)**	(3)
除稅前溢利		**99,215**	121,845
稅項	4	**(20,976)**	(30,834)
未計少數股東權益前溢利		**78,239**	91,011
少數股東權益		**(3,209)**	(7,294)
股東應佔溢利		**75,030**	83,717
中期股息	5	**24,618**	29,172
每股盈利	6		
基本		**6.1仙**	7.18仙
攤薄		**6.07仙**	7.08仙
每股中期股息		**2.0仙**	2.5仙

簡明綜合資產負債表

於二零零一年九月三十日結算

	附註	未經審核 於二零零一年 九月三十日 港幣千元	(重新編列) 經審核 於二零零一年 三月三十一日 港幣千元
非流動資產			
投資物業		**384,352**	377,904
物業、廠房及設備	7	**1,001,150**	953,008
發展中物業		**5,880**	35,552
所佔聯營公司權益		**85,690**	79,029
所佔共同控制實體權益		**50,385**	9,716
證券投資		**27,112**	5,780
有抵押之存款		**63,552**	63,000
會所債券		**1,869**	1,869
商譽		**7,546**	—
		1,627,536	1,525,858
流動資產			
存貨		**221,884**	244,532
待售物業		**1,142,397**	1,161,638
應收帳款、存出按金及預付款項	8	**1,108,383**	1,040,749
聯營公司應收帳		**3,171**	902
共同控制實體應收帳		**36,321**	35,187
就合約工程應向客戶收取之款項		**113,756**	84,688
證券投資		**81,570**	48,809
現金及銀行存款		**612,036**	705,242
		3,319,518	3,321,747
流動負債			
應付款項、存入按金及應付費用	9	**792,480**	883,058
應付建築成本費用		**172,674**	176,248
聯營公司應付帳		**121**	79
共同控制實體應付帳		**19,037**	19,032
就合約工程應向客戶支付之款項		**43,135**	5,688
應付票據		**67,337**	120,264
一年內應償還之融資性租賃之債務		**14**	45
遞延收益		**174,060**	111,846
課税準備		**40,284**	31,128
一年內應償還之銀行貸款		**225,645**	110,325
一年內應償還之其他貸款		**22,000**	3,382
短期銀行貸款及透支		**331,745**	255,032
		1,888,532	1,716,127
流動資產淨值		**1,430,986**	1,605,620

簡明綜合資產負債表 *(續)*
於二零零一年九月三十日結算

	附註	**未經審核 於二零零一年 九月三十日 港幣千元**	(重新編列) 經審核 於二零零一年 三月三十一日 港幣千元
非流動負債			
銀行貸款		**464,160**	605,964
其他貸款		**—**	18,840
		464,160	624,804
少數股東權益		**326,950**	325,411
		2,267,412	2,181,263
股本及儲備			
股本	*10*	**307,726**	307,726
儲備	*11*	**1,891,986**	1,830,455
擬派股息	*1(甲)*	**67,700**	43,082
		2,267,412	2,181,263

簡明綜合確認損益表

截至二零零一年九月三十日止六個月

	附註	(重新編列) 未經審核 截至九月三十日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
期內之溢利		**75,030**	83,717
上年度之帳目調整	1(丁)	**—**	(23,873)
期內之溢利(二零零零年:重新編列)		**75,030**	59,844
於出售重估物業時轉撥		**(741)**	—
就附屬公司解散時,從已抵銷於資本儲備之商譽撥回		**792**	—
申算海外附屬公司財務報告所產生之兑換收益		**11,068**	353
收購附屬公司及聯營公司所產生之商譽已直接於儲備中撇除		**—**	(175)
確認收益總額		**86,149**	60,022

簡明綜合現金流動表

截至二零零一年九月三十日止六個月

	未經審核	
	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
經營業務之現金(支出)注入淨額	**(18,630)**	85,086
投資回報及融資費用		
派發股息	**—**	(41)
收取聯營公司之股息	**—**	1,710
支付附屬公司少數股東之股息	**(1,832)**	(400)
收取證券投資之股息	**807**	538
已收利息	**13,590**	20,925
已付利息	**(32,838)**	(51,096)
融資性租賃之財務費用	**(1)**	(7)
投資回報及融資費用之現金支出淨額	**(20,274)**	(28,371)
税項		
繳付利得税	**(17,283)**	(17,279)
退還利得税	**5,674**	2,484
淨付利得税	**(11,609)**	(14,795)
投資業務		
購買物業、廠房及設備	**(43,440)**	(120,673)
購置發展中物業	**(35)**	(10,672)
出售物業、廠房及設備	**1,410**	223
增購附屬公司之權益	**(169)**	(1,954)
增購聯營公司之權益	**(633)**	(543)
購入共同控制實體之權益	**(58,880)**	—
聯營公司之借款	**(255)**	(4,881)
共同控制實體之還款	**5,706**	2,730
有抵押存款之增加	**(552)**	—
投資業務支出之現金淨額	**(96,848)**	(135,770)
融資前之現金支出淨額	**(147,361)**	(93,850)

簡明綜合現金流動表 *(續)*
截至二零零一年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零一年 *港幣千元*	 二零零零年 *港幣千元*
融資		
新借銀行及其他貸款	**173,800**	226,400
償還銀行及其他貸款	**(154,359)**	(169,414)
附屬公司少數股東之貢獻	**1,076**	8
發行新股	**—**	708
發行新股之費用	**—**	(2)
(償還)／新增融資性租賃之債務	**(31)**	117
融資注入之現金淨額	**20,486**	57,817
現金及等同現金淨額之減少	**(126,875)**	(36,033)
期初之現金及等同現金結存	**459,610**	293,399
匯率變動之影響	**4,112**	(1,418)
期末之現金及等同現金結存	**336,847**	255,948
現金及等同現金結餘之分析：		
現金及銀行存款	**612,036**	694,298
短期銀行貸款及透支	**(275,189)**	(438,350)
	336,847	255,948

簡明財務報告附註
截至二零零一年九月三十日止六個月

1. 主要會計政策

財務報告表已按歷史成本慣例編列，並就若干物業估值、證券投資作出調整。

此簡明財務報表乃根據本公司二零零一年年報中截至二零零一年三月三十一日止之財務報表中所載之主要會計政策相符之基準編製，包括符合香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號) 之規定。

本集團於本期間首次採納若干由香港會計師公會頒佈之新／經修訂之會計實務準則 (會計實務準則)。關於採納該類會計實務準則對本集團會計政策之變更及影響載列如下：

(甲) 擬派股息

就採納會計準則第9號 (經修訂)「結算日後事項」，於結算日後擬派發或宣告之股息，現不再於結算日確認為負債。但以股東權益之獨立構成體於資產負債表上披露。

就調整往年數字而言，二零零一年三月三十一日的股東權益已予以重新編列，並增加了港幣43,082,000元，此乃代表於二零零一年三月三十一日之擬派末期股息。

(乙) 租約

會計實務準則第14號 (經修訂)，訂明有關融資及營業性租賃之會計政策及披露規定。本集團採用會計實務準則第14號 (經修訂) 對此等中期賬目並無影響。惟若干比較數字及披露已作出調整及延展以符合本期內之呈列方式。

(丙) 分部報告

採納會計實務準則第26號 (分部報告) 導至以往根據上市條列所披露之分類資料有所重整。為貫徹表達基準，截至二零零零年九月三十日止六個月之分類資料已作出修改。

1. 主要會計政策 *(續)*

(丁) 商譽／負商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於在收購日集團所佔在該等公司淨資產之公平價值之差額。負商譽乃指收購附屬公司、聯營公司或共同控制實體當日個別淨值資產公平價值超出收購價格之差額。

於本期間，本集團採納會計準則第30號「企業合併」及選擇不重列用作抵銷或增加儲備之商譽(負商譽)。因此，於二零零一年四月一日前，從收購所產生的商譽會繼續保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽減值時才計算在收益表內。於二零零一年四月一日前從收購所產生的負商譽，當出售有關之附屬公司、聯營公司或共同控制實體時會撥作收益。

於二零零一年四月後，從收購所產生之商譽乃確認為資產及按可使用年期以直線法進行攤銷。致於因該項商譽所產生任何之減值，須立刻被確認為支出。於二零零一年四月一日後收購時產生之負商譽將列作非流動資產扣除項目，並依據對引致結餘之情況作分析後轉撥至收入。

鑑於此項變動，本集團已就商譽之減值調整往年之儲備及溢利保留。故此引致本期之溢利減少港幣157,000元及二零零一年九月三十日之溢利保留及儲備按序削減及增加港幣23,873,000元。

2. 分部資料

以下為本集團按業務及地區劃分之營業額及其對本集團經營盈利之貢獻分析：

(甲) 業務分部

截至二零零一年九月三十日止六個月

	升降機及自動梯、冷氣系統、機電系統、電力設備及環保工程	供應及安裝建築材料及設備	汽車銷售、維修及租賃服務	物業發展及投資	廣泛之話音與數據通訊設備及服務、系統整合服務及銷售和分銷商業機器	一般商品貿易	保險業務	酒店業務	其他業務	對銷	分部總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額											
對外營業額	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	—	1,640,845
分部之間營業額	964	1,924	—	22,452	—	—	17,653	—	4,145	(47,138)	—
營業總額	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	30,150	(47,138)	1,640,845
業績											
分部之業績	51,505	29,868	4,364	31,484	(4,745)	(979)	303	(5,469)	8,937		115,268
不予分類之費用											(3,932)
經營溢利											111,336
利息收入											12,292
股息收入											807
扣除財務費用前之經營溢利											124,435
利息支出											(28,684)
所佔聯營公司業績	(27)			5,514	2,941				122		8,550
所佔共同控制實體業績				(14)					(5,072)		(5,086)
除稅前溢利											99,215
稅項											(20,976)
未計少數股東權益前溢利											78,239
少數股東權益											(3,209)
股東應佔溢利											75,030

2. 分部資料 *(續)*

(甲) 業務分部 (續)

截至二零零零年九月三十日止六個月

	升降機及自動梯、冷氣系統、機電系統、電力設備及環保工程	供應及安裝建築材料及設備	汽車銷售、維修及租賃服務	物業發展及投資	廣泛之話音與數據通訊設備及服務、系統整合服務及銷售和分銷商業機器	一般商品貿易	保險業務	酒店業務	其他業務	對銷	分部總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額											
對外營業額	770,859	137,310	200,110	28,928	534,415	54,894	11,511	22,625	61,324	—	1,821,976
分部之間營業額	776	—	—	31,247	2,612	—	10,802	—	1,713	(47,150)	—
營業總額	771,635	137,310	200,110	60,175	537,027	54,894	22,313	22,625	63,037	(47,150)	1,821,976
業績											
分部之業績	90,989	34,872	4,442	31,825	21,538	(2,728)	711	(906)	(25,158)		155,585
不予分類之費用											(2,442)
經營溢利											153,143
利息收入											19,685
股息收入											428
扣除財務費用前之經營溢利											173,256
利息支出											(46,822)
所佔聯營公司業績				10	3,008				(7,604)		(4,586)
所佔共同控制實體業績				(4)					1		(3)
除稅前溢利											121,845
稅項											(30,834)
未計少數股東權益前溢利											91,011
少數股東權益											(7,294)
股東應佔溢利											83,717

2. 分部資料 *(續)*

(乙) 以地區區劃

	截至九月三十日止六個月 港幣百萬元			
	營業額		對扣除財務費用後經營溢利之貢獻	
	二零零一年	二零零零年	二零零一年	二零零零年
香港	**1,071**	1,216	**65**	90
中華人民共和國	**189**	165	**4**	9
加拿大	**183**	212	**7**	5
新加坡	**71**	97	**16**	18
美國	**42**	44	**—**	—
泰國	**65**	86	**5**	5
其他	**19**	1	**(1)**	(1)
	1,640	1,821	**96**	126

3. 扣除財務費用前之經營溢利

扣除財務費用前之經營溢利已扣除下列各項目：

	截至九月三十日止六個月	
	二零零一年 港幣千元	二零零零年 港幣千元
售出存貨之成本	**572,402**	663,211
物業、廠房及設備之折舊	**24,960**	24,483
包括董事酬金之員工開支	**234,255**	232,362
減：撥作施工中工程之成本	**(10,341)**	(8,230)
	223,914	224,132
營業性租賃費用之支出：		
樓宇	**17,635**	15,761
機器及設備	**296**	187

4. 税項

香港利得税準備乃根據本集團各公司期內估計應課税之溢利按税率16%（二零零零年：16%）計算。海外之課税準備乃按照各公司當地之法例及估計應課税溢利計算。

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
本公司及附屬公司		
香港	**15,252**	22,828
海外	**5,170**	7,431
聯營公司		
香港	**556**	575
共同控制實體		
香港 *(附註)*	**(2)**	—
	20,976	30,834

附註：此乃代表往年多計之利得税準備

5. 中期股息

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
中期股息 每股港幣2仙予1,230,904,366股 （二零零零年：每股港幣2.5仙予1,166,866,152股）	**24,618**	29,172

6. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
就計算每股基本盈利之溢利	**75,030**	83,717
潛在可攤薄普通股股份之影響： 就附屬公司每股盈利攤薄後 所作出之調整	**—**	(51)
就計算攤薄每股盈利之溢利	**75,030**	83,666

6. 每股盈利 *(續)*

	普通股數目	普通股數目
就計算基本每股盈利之普通股股份加權平均股數	**1,230,904,366**	1,165,936,360
潛在可攤薄普通股股份之影響：認購股權	**4,912,807**	14,661,417
就計算攤薄每股盈利之普通股股份加權平均股數	**1,235,817,173**	1,180,597,777

7. 物業、廠房及設備

截至二零零一年九月三十日止六個月，本集團購買及出售物業、廠房及設備分別為港幣16,406,000元及港幣11,554,000元。此外，於期內竣工落成之酒店物業及設備為港幣56,867,000元。

8. 應收帳款，存出按金及預付款項

應收貸款之帳齡分析如下：

	於二零零一年九月三十日 *港幣千元*	於二零零一年三月三十一日 *港幣千元*
0-60天	**551,555**	578,204
61-90天	**37,329**	34,553
逾90天	**121,405**	93,474
總計	**710,289**	706,231

9. 應付款項、存入按金及應付費用

應付貸款之帳齡分析如下：

	於二零零一年九月三十日 *港幣千元*	於二零零一年三月三十一日 *港幣千元*
0-60天	**325,364**	338,211
61-90天	**8,467**	8,931
逾90天	**22,458**	17,052
總計	**356,289**	364,194

10. 股本

是期內，本公司之股本並沒有任何變動。

11. 儲備

截至二零零一年九月三十日止六個月之儲備變動如下：

	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 自用物業 港幣千元	外滙兌換浮動儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零一年三月三十一日之結存如前記錄	370,196	267,884	7,526	46,710	98,604	(21,671)	1,061,206	1,830,455
上年度之帳目調整：								
追溯性確認儲備內之商譽減值		23,873					(23,873)	—
採納會計實務準則第九號(經修訂)之影響							43,082	43,082
二零零一年三月三十一日結存之重列	370,196	291,757	7,526	46,710	98,604	(21,671)	1,080,415	1,873,537
出售重估物業				(741)				(741)
就附屬公司解散時，從已抵銷於儲備中之商譽撥回		792						792
於出售重估自用物業時，從物業儲備轉往溢利保留					(158)		158	—
伸算海外附屬公司財務報告所產生之兌換差額						11,068		11,068
本期之溢利							75,030	75,030
二零零一年九月三十日之結存	370,196	292,549	7,526	45,969	98,446	(10,603)	1,155,603	1,959,686
儲備	370,196	292,549	7,526	45,969	98,446	(10,603)	1,087,903	1,891,986
擬派股息							67,700	67,700

12. 資本承擔及或然負債

於二零零一年九月三十日，本集團尚未清結之資本承擔及或然負債如下：

(甲) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣294,500,000元(二零零一年三月三十一日：港幣309,700,000元)

(乙) 本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別為港幣816,843,000元(二零零一年三月三十日：港幣889,302,000)及港幣419,350,000元(二零零一年三月三十一日：港幣429,620,000)。

(丙) 本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃金額如下：

	於二零零一年九月三十日 港幣千元	於二零零一年三月三十一日 港幣千元
租約屆滿期：		
一年內	**22,722**	23,644
二至五年內	**11,451**	12,770
總計	**34,173**	36,414

13. 比較數字

為符合本期內財務報表之呈列方式，若干比較數字已作出調整。

中期股息

董事會議決派發截至二零零一年九月三十日止六個月之中期股息每股港幣二仙(二零零零年：港幣二點五仙)，並將於二零零二年一月十六日星期三派發予於二零零二年一月十一日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零二年一月九日星期三至二零零二年一月十一日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保享有是次中期股息之權利，所有股份過戶文件連同有關股票必須於二零零二年一月八日星期二下午四時前送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。

業務回顧

鑑於香港物業市場放緩，集團之核心業務，包括升降機及電扶梯、鋁窗及玻璃幕牆、機電工程以及建築材料等業務在截至二零零一年九月三十日止六個月之溢利均出現倒退。集團之營業額為港幣十六億四千一百萬元，較去年同期下降百分之九點九。股東應佔溢利為港幣七千五百萬元，較去年同期下降百分之十點三。

儘管香港經濟疲弱，集團仍繼續進行擴展計劃。保險及管道翻新等具增長潛力之業務進展令人鼓舞。保險部門於截至二零零一年九月三十日止六個月之營業額大幅增加。為了應付未來業務之拓展，集團全資擁有之附屬公司其士保險有限公司於二零零一年十二月已將其已繳交股本由港幣一億元增加至港幣一億四千萬元。

於二零零一年六月，集團購入德國管道翻新承建公司PRS Rohrsanierung GmbH(「PRS」)百分之四十四權益。於二零零一年九月，為進一步投資位於亞洲之管道翻新業務，集團與PRS成立一家聯營公司其士普魯斯(亞洲)集團有限公司，集團與PRS分別各佔百分之五十五及百分之四十五權益。迄今在香港及星加坡之附屬公司已取得多份合約。集團預期此業務於可見未來將有顯著增長。

來自國內及香港之物業投資收入均見增長，主因為位於上海之高級住宅樓宇租金回報增加，加上香港物業管理部門之營業額及溢利皆穩步上揚所致。集團現時共管理十六個屋苑及大廈，樓宇面積約為二千萬平方呎。

集團位於國內之第三間中級酒店其士(東莞)大酒店已於二零零一年八月開業。該酒店有九十六個房間及設有多項可供宴會、娛樂及商務用途之設施。而集團於信陽及九江兩間酒店之入住率均上升至百分之七十。

雖然北美洲之經濟放緩，惟集團在加拿大之汽車業務的溢利維持強勁增長，特別是於加拿大多倫多售賣本田汽車之汽車部門。

其士科技控股有限公司(「其士科技」)

截至二零零一年九月三十日止六個月，其士科技集團之營業額為港幣四億一千八百萬元，較去年同期下降百分之二十七。期內錄得之經營虧損及每股虧損分別為港幣三百二十五萬元及港幣零點三八仙。業績倒退反映全球經濟放緩下之艱難營商環境。

其士科技之電訊系統及服務部門於期內之表現未如理想。市場需求放緩及本地網絡經營商之間的激烈競爭，令產品及服務之邊際利潤均告下調，以致其士店及流動電話特許經營店之營業額受到拖累。

其士(網絡科技)有限公司(「其士(網絡科技)」)於期內成功建立為一家本港優質網絡方案及系統整合服務的供應商。自去年底成立以來，其士(網絡科技)先後取得多家本地企業及公司之大型網絡方案及系統整合合約。

辦公室設備業務之經營環境依然艱難，主要由於大部分公司在資本性開支方面顯得極為審慎。至於售後服務部門之營業額雖然有所下調，惟業績仍能維持穩定。

面對消費者縮減開支及家庭用品市場之劇烈競爭，其士科技集團專注重整及精簡Q-Mart店(「Q-Mart」)之業務，將未能貢獻盈利之分店關閉。在未來一年，Q-Mart將繼續採取嚴謹的成本控制措施、降低存貨水平及為客戶提供實惠的家庭用品。此外，Q-Mart正計劃於策略據點，如大型屋苑之商場開設新店，以增加市場佔有率及擴闊客戶基礎。

其士建築集團有限公司(「其士建築」)

截至二零零一年九月三十日止六個月，在不斷努力改善營運效率及嚴格執行成本控制之政策下，其士建築集團在截至二零零一年九月三十日止六個月未經審核虧損由去年港幣一千九百七十六萬元大幅減少至港幣一百三十八萬元，每股虧損則由去年港幣八點六三仙減至期內港幣零點五五仙。

於二零零一年九月三十日，其士建築集團手頭建築合約總值約為港幣二十一億元，當中尚未完成之建築工程合約總值為港幣二億三千六百萬元。而土木工程手頭合約總值為港幣五億八千萬元，當中尚未完成之土木工程合約總值為港幣二億七千三百萬元。

回顧期內，其士建築集團之聯營公司越秀混凝土有限公司，繼續為其士建築集團帶來穩定的回報。

其士新加坡控股有限公司(「其士新加坡」)

截至二零零一年九月三十日止六個月，其士新加坡集團之經營溢利為坡幣三百八十萬元，較去年同期下降百分之九點八。期內之營業額為坡幣一千五百三十萬元，較去年同期下降百分之二十四點一。下跌之主因為期內升降機及電扶梯安裝工程之數目及價值均告減少所致。然而，其士新加坡集團仍致力維持其在升降機及電扶梯的更新、調校、測試及維修保養業務方面之收益仍穩定增長。

財務評述

於二零零一年九月三十日，集團之總信貸額為港幣二十八億零三百萬元，而未提取之餘額為港幣十六億九千二百萬元。此外，於二零零一年九月三十日，集團之未償還貸款為港幣十億三千五百萬元。手頭現金為港幣六億七千六百萬元。

於二零零一年九月三十日，集團按未償還之銀行貸款及股本儲備所計算之債務與資本比率為百分之零點四六。

展望

自二零零零年科技泡沫爆破以來，全球經濟經已不振，尤以美國為甚。美國九一一遇襲事件更進一步打擊全球經濟，令本港經濟及就業情況更趨惡化，所有受僱人士皆受牽連。因此，集團預期如此嚴峻的營商局面將會持續，直至全球經濟，尤以美國為首作出反彈，才可望出現轉機。

本港息率跟隨美國下調至近三十年之新低。加上政府近期宣佈暫停出售居屋十個月，以鼓勵用家入市，而最近新屋的銷售及公開土地拍賣之反應亦令人鼓舞。此外，隨著中國加入世界貿易組織，香港作為內地之大門及國際大都會之主導角色將日益舉足輕重，國內勢將湧現大量商機，特別是建築及基建業務。因此，集團對香港之長遠經濟前景持審慎樂觀的態度。

展望未來，集團將繼續削減營運成本以提升競爭力，並積極開拓商機，尤其在中國內地。集團相信憑藉經驗豐富之管理隊伍、穩健的財務狀況及在亞洲區內的完善網絡，集團穩佔有利位置以迎接未來之挑戰。

董事之股份及購股權權益

於二零零一年九月三十日，根據上市公司董事進行證券交易的標準守則向本公司及聯交所作出之知會，或根據證券(公開權益)條例(「公開權益條例」)第二十九條於本公司登記冊內須作之記錄，各董事於本公司及其相聯公司(定義見公開權益條例)之股份及購股權中所擁有之權益如下：

(甲) 本公司權益

(i) 股份

	普通股股份數目		
董事名稱	**個人權益**	**家族權益**	**總數**
周亦卿	615,445,993*	—	615,445,993
郭海生	491,083	—	491,083
馮伯坤	456,450	—	456,450
簡嘉翰	145,200	—	145,200
譚國榮	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	—	42,016

* *周亦卿博士實益擁有本公司股份615,445,993股，佔本公司已發行股份約百分之五十。該等股份與下段「主要股東」中所述之股份相同。*

(ii) 購股權

					購股權數目	
董事名稱	**授出日期**	**行使購股權之期限**	**就購股權支付之代價**	**購股權之每股行使價格**	**於期內行使之數目**	**於二零零一年九月三十日尚未行使之數目**
			(港元)	*(港元)*		
周亦卿	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	8,450,000
郭海生	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,350,000
馮伯坤	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,350,000
簡嘉翰	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000
黃奇岳	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000
譚國榮	17/12/1999	30/06/2000 - 29/06/2003	1	0.488	—	5,000,000

(乙) 相聯公司權益

(i) *股份*

董事名稱	相聯公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士科技	34,079,270	432,098,666*	—	466,177,936
	其士新加坡	4,375,000	80,000,000*	—	84,375,000
	其士建築	41,036,489	89,385,444*	—	130,421,933
郭海生	其士科技	12,000,000	—	—	12,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士科技	12,900,000	—	—	12,900,000
馮和順	其士科技	300,000	—	—	300,000
	其士建築	295,600	—	—	295,600
簡嘉翰	其士科技	2,256,000	—	—	2,256,000
譚國榮	其士科技	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益持有615,445,993股本公司股份，佔本公司已發行股本約百分之五十。根據公開權益條例，周博士被視為擁有本公司持有之其士科技股份432,098,666股、其士新加坡股份80,000,000股及其士建築股份89,385,444股之權益，周博士並已就此向其士科技、其士新加坡及其士建築作出知會。*

(ii) *購股權*

董事名稱	相聯公司	授出日期	行使購股權之期限	就購股權支付之代價	購股權之每股行使價格	購股權數目 於期內行使之數目	於二零零一年九月三十日尚未行使之數目
				(港元)	(港元)		
周亦卿	其士科技	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	7,000,000
郭海生	其士科技	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	5,000,000
馮伯坤	其士科技	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	6,550,000
簡嘉翰	其士科技	17/12/1999	30/06/2000 - 29/06/2003	1	0.464	—	5,000,000

除上文披露者外，於二零零一年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，概無董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司（定義見公開權益條例）證券之任何權益。

主要股東

於二零零一年九月三十日，本公司之唯一主要股東為周亦卿博士。根據公開權益條例第十六(一)條須予存置之本公司登記冊內所載，周博士持有本公司股份615,445,993股，佔本公司已發行股本約百分之五十。

除上文披露者外，就董事所知，概無任何人士於期內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

僱員及薪酬制度

於二零零一年九月三十日，集團於本港及海外僱用約四千九百名全職員工。期內之員工總開支為港幣二億二千四百萬元。集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會按聯交所證券上市規則之規定成立，其中成員包括Iain Leonard DALE先生及黃宏發先生，須在每年最少舉行兩次會議。審核委員會在期內與管理層審閱了集團所採納之會計原則及實務，並討論了核數、內部監管及財務匯報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零一年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零一年四月一日至二零零一年九月三十日期間均遵守聯交所上市規則附錄十四所載之最佳應用守則的指引。

致謝

藉此機會，本人謹代表董事會向各股東在期內之支持及全體員工所作的努力與貢獻表示謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零一年十二月十八日

03 MAY 19 AM 7:21

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2002-2003

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2002

	Notes	Unaudited Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Turnover	2	**1,630,444**	1,640,845
Cost of sales		**(1,367,882)**	(1,351,551)
Gross profit		**262,562**	289,294
Other revenue		**23,424**	25,080
Distribution costs		**(95,893)**	(119,959)
Administrative expenses		**(49,632)**	(50,252)
Other operating expenses		**(19,006)**	(19,728)
Profit from operations	3	**121,455**	124,435
Finance costs		**(21,250)**	(28,684)
Share of results of associates		**(2,430)**	8,550
Share of results of jointly controlled entities		**(7,433)**	(5,086)
Profit before taxation		**90,342**	99,215
Taxation	4	**(25,103)**	(20,976)
Profit before minority interests		**65,239**	78,239
Minority interests		**(4,380)**	(3,209)
Profit for the period		**60,859**	75,030
Interim dividend	5	**19,591**	25,502
Earnings per share	6		
Basic		**4.77 cents**	6.1 cents
Diluted		**4.76 cents**	6.07 cents
Interim dividend per share		**1.5 cents**	2 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2002

	Notes	Unaudited 30th September, 2002 HK$'000	Audited 31st March, 2002 HK$'000
Non-current assets			
Investment properties		**370,930**	366,465
Property, plant and equipment	7	**1,217,561**	1,216,629
Properties under development		**5,825**	5,635
Goodwill		**19,619**	–
Negative goodwill		**(12,325)**	(78)
Intangible assets		**4,475**	4,816
Interests in associates		**90,926**	96,934
Interests in jointly controlled entities		**14,850**	39,810
Investments in securities		**51,123**	77,001
Club debenture		**1,869**	1,869
		1,764,853	1,809,081
Current assets			
Inventories		**204,481**	188,442
Properties for sale		**1,045,345**	1,057,099
Debtors, deposits and prepayments	8	**1,091,133**	1,014,644
Amounts due from associates		**14,597**	2,034
Amounts due from jointly controlled entities		–	34,396
Amounts due from customers for contract work		**328,298**	86,982
Investments in securities		**223,929**	230,070
Pledged deposits		**63,000**	63,136
Cash and bank balances		**801,897**	683,684
		3,772,680	3,360,487
Current liabilities			
Creditors, deposits and accruals	9	**900,007**	739,144
Unearned insurance premiums - within one year		**81,122**	135,659
Outstanding insurance claims		**162,880**	108,340
Construction costs payable		**15,026**	130,051
Amounts due to associates		**41,073**	27,293
Amounts due to jointly controlled entities		**5**	19,032
Amounts due to customers for contract work		**141,755**	43,022
Bills payable		**55,916**	63,466
Obligations under finance leases		**1,908**	3
Deferred service income		**19,165**	18,974
Provision for taxation		**29,100**	17,552
Bank loans and overdrafts		**680,238**	526,465
		2,128,195	1,829,001

CONSOLIDATED BALANCE SHEET *(Continued)*

As at 30th September, 2002

	Notes	Unaudited 30th September, 2002 HK$'000	Audited 31st March, 2001 HK$'000
Net current assets		**1,644,485**	1,531,486
Total assets less current liabilities		**3,409,338**	3,340,567
Non-current liabilities			
Unearned insurance premiums – over one year		**121,747**	36,485
Obligations under finance leases		**3,257**	8
Bank loans		**701,059**	741,536
		826,063	778,029
Minority interests		**286,601**	334,883
NET ASSETS		**2,296,674**	2,227,655
Capital and reserves			
Share capital		**318,778**	318,778
Reserves		**1,977,896**	1,908,877
SHAREHOLDERS' FUNDS		**2,296,674**	2,227,655

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2002

	Share capital	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2002	318,778	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	2,227,655
Deficit on revaluation of properties	-	-	-	-	(2,967)	(1,464)	-	-	-	(4,431)
Exchange loss arising from acquisition of a foreign subsidiary	-	-	-	-	-	-	(37)	-	-	(37)
Exchange gain on translation of financial statements of foreign subsidiaries	-	-	-	-	-	-	12,628	-	-	12,628
Net profits for the period	-	-	-	-	-	-	-	-	60,859	60,859
Dividend	-	-	-	-	-	-	-	19,591	(19,591)	-
At 30th September, 2002	318,778	381,285	269,293	7,526	12,702	111,795	(12,214)	38,718	1,168,791	2,296,674

	Share capital	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2001 as previously reported	307,726	370,196	267,884	7,526	46,710	98,604	(21,671)	-	1,061,206	2,138,181
Prior year adjustments:										
Retrospective recognition of impairment of goodwill held in reserves	-	-	23,873	-	-	-	-	-	(23,873)	-
Effect of adopting SSAP 9 (Revised)	-	-	-	-	-	-	-	43,082	-	43,082
At 1st April, 2001 as restated	307,726	370,196	291,757	7,526	46,710	98,604	(21,671)	43,082	1,037,333	2,181,263
Released on disposal of revaluated property	-	-	-	-	(741)	(158)	-	-	158	(741)
Released to income statement on liquidation of subsidiaries	-	-	792	-	-	-	-	-	-	792
Exchange gain on translation of financial statements of foreign subsidiaries	-	-	-	-	-	-	11,068	-	-	11,068
Net profits for the period	-	-	-	-	-	-	-	-	75,030	75,030
Dividend	-	-	-	-	-	-	-	24,618	(24,618)	-
At 30th September, 2001	307,726	370,196	292,549	7,526	45,969	98,446	(10,603)	67,700	1,087,903	2,267,412

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2002

	Unaudited Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Net cash inflow (outflow) from operating activities	**51,524**	(63,078)
Net cash outflow from investing activities	**(28,505)**	(82,451)
Net cash inflow from financing activities	**85,256**	42,141
Increase (decrease) in cash and cash equivalent	**108,275**	(103,388)
Cash and cash equivalents at beginning of period	**680,447**	702,355
Effect of foreign exchange rate changes	**6,205**	4,112
Cash and cash equivalents at end of period	**794,927**	603,079
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**801,897**	612,036
Bank overdrafts	**(6,970)**	(8,957)
	794,927	603,079

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2002

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2002, except that the following new and revised SSAPs have been adopted for the first time in the preparation of the current period's condensed financial statements:

SSAP1 (Revised)	:	Presentation of financial statements
SSAP 11 (Revised)	:	Foreign currency translation
SSAP 15 (Revised)	:	Cash Flow Statements
SSAP 34	:	Employee benefits

The adoption of the new and revised ("SSAP") by the Group do not have any impact on these financial statements except that certain comparative figures and disclosure have been adjusted to conform with current period's presentation.

Statement of changes in equity

In accordance with SSAP 1 (Revised), the requirement for presenting a statement of recognised gains and losses has changed to presenting a statement of changes in equity. The condensed consolidated statement of changes in equity for the current period has been presented accordingly.

Foreign currency translation

The main revision in SSAP 11 (Revised) is that in preparing the consolidation of financial statements, the income statements of the Group's operations outside Hong Kong have to be translated at the average rates for the period rather than at the exchange rates ruling on the balance sheet date. This change in accounting policy has not had any material effect on the results for the current and prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised), cash flows are classified by operating, investing and financing activities. In addition, the amount presented for cash and cash equivalents has been amended to exclude short-term bank loans which are financing in nature. The condensed consolidated cash flow statement has been presented in accordance with this revised SSAP.

Employee benefits

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has not had any material effect on the results for the current and prior accounting periods.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information

Turnover and segment information for the six months ended 30th September, 2002.

(a) By business segments

	Lifts, escalators, electrical, mechanical and environmental engineering *HK$'000*	Aluminium works and building material *HK$'000*	Car Dealership *HK$'000*	Property investment and development *HK$'000*	Sales and servicing of IT equipment and business machines *HK$'000*	Trading *HK$'000*	Insurance business *HK$'000*	Hotel operation *HK$'000*	Others *HK$'000*	Group total by segment *HK$'000*
Six Months ended 30th September, 2002										
TURNOVER										
Total sales	534,397	208,513	177,486	83,737	331,565	55,826	167,498	32,176	89,019	1,680,217
Inter-segment sales	(589)	(100)	-	(23,067)	(1,950)	-	(14,487)	-	(9,580)	(49,773)
External sales	533,808	208,413	177,486	60,670	329,615	55,826	153,011	32,176	79,439	1,630,444
RESULTS										
Segment results	36,170	22,822	2,856	28,020	(898)	878	13,034	(2,827)	10,283	110,338
Unallocated corporate expenses										(1,719)
Interest income										12,742
Dividend income										94
Profits from operation										121,455
Interest expenses										(21,250)
Share of results of associates	(273)	-	-	45	1,862	-	-	-	(4,064)	(2,430)
Share of results of *jointly controlled* entities	(114)	-	-	(24)	-	-	-	-	(7,295)	(7,433)
Profit before taxation										90,342
Taxation										(25,103)
Profit before minority interests										65,239
Minority Interests										(4,380)
Net profit for the period										60,859

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information *(Continued)*

(a) By business segments *(Continued)*

	Lifts, escalators, electrical, mechanical and environmental engineering *HK$'000*	Aluminium works and building material *HK$'000*	Car Dealership *HK$'000*	Property investment and development *HK$'000*	Sales and servicing of IT equipment and business machines *HK$'000*	Trading *HK$'000*	Insurance business *HK$'000*	Hotel operation *HK$'000*	Others *HK$'000*	Group total by segment *HK$'000*
Six months ended 30th September, 2001										
TURNOVER										
Total sales	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	35,439	1,693,272
Inter-segment sales	(964)	(1,924)	-	(22,452)	-	-	(17,653)	-	(9,434)	(52,427)
External sales	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	1,640,845
RESULTS										
Segment results	53,318	21,975	3,706	38,770	(4,745)	(979)	303	(5,469)	8,389	115,268
Unallocated corporate expenses										(3,932)
Interest income										12,292
Dividend income										807
Profits from operation										124,435
Interest expenses										(28,684)
Share of results of associates	(27)	-	-	5,514	2,941	-	-	-	122	8,550
Share of results of jointly controlled entities		-	-	(14)	-	-	-	-	(5,072)	(5,086)
Profit before taxation										99,215
Taxation										(20,976)
Profit before minority interests										78,239
Minority interests										(3,209)
Net profit for the period										75,030

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information *(Continued)*

(b) By geographical segments

	Six months ended 30 September, HK$' Million			
	Turnover		Contribution to profit/(loss) from operations	
	2002	2001	**2002**	2001
Hong Kong	**1,131**	1,071	**80**	89
Mainland China	**117**	189	**17**	6
Canada	**188**	183	**8**	8
Singapore	**86**	71	**14**	16
U.S.A.	**45**	42	**3**	1
Thailand	**57**	65	**4**	5
Others	**6**	19	**(5)**	(1)
	1,630	1,640	**121**	124

3. Profit from operations

	Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Profit from operations is arrived at after charging:		
Cost of inventories recognised as expenses	**480,616**	572,402
Depreciation on property, plant and equipment	**29,171**	24,960
Staff costs including directors' emoluments	**251,499**	269,893
Less: Amount capitalised to contract work	**(11,436)**	(10,341)
	240,063	259,552
Operating lease payments in respect of leasing of:		
Premises	**17,248**	17,635
Others	**328**	296

4. Taxation

	Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
The Company and subsidiaries		
Hong Kong	**14,407**	15,252
Overseas	**10,346**	5,170
Associates		
Hong Kong	**350**	556
Jointly controlled entities		
Hong Kong	**–**	(2)
	25,103	20,976

Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. Interim dividend

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Interim dividend HK$0.015 per share on 1,306,078,963 (2001: HK$0.02 per share on 1,275,112,025 shares)	**19,591**	25,502

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share	**60,859**	75,030

	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,275,112**	1,230,904
Effect of dilutive potential ordinary shares: Share options *(Note)*	**3,515**	4,913
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,278,627**	1,235,817

Note: Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.

7. Property, plant and equipment

For the six months ended 30th September, 2002, the Group acquired property, plant and equipment of HK$15,473,000 and disposal of property, plant and equipment of HK$22,723,000.

8. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors and the ageing analysis is as follows:

	Balance at 30th September, 2002 HK$'000	Balance at 31st March, 2002 HK$'000
0–60 days	**611,311**	611,329
61–90 days	**40,327**	38,764
Over 90 days	**60,147**	61,822
Total	**711,785**	711,915

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

9. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors and the ageing analysis is as follows:

	Balance at 30th September, 2002 ***HK$'000***	Balance at 31st March, 2002 *HK$'000*
0–60 days	**163,006**	135,170
61–90 days	**13,778**	6,291
Over 90 days	**58,031**	33,271
Total	**234,815**	174,732

10. Share Capital

There was no movement during the period under review.

11. Contingent liabilities

As at 30th September, 2002, the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$309,700,000 (31st March, 2002: HK$309,700,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries, associates and jointly controlled entity amounting to HK$1,002,565,000 (31st March, 2002: HK$1,160,074,000) and HK$432,662,000 (31st March, 2002: HK$412,670,000).

(c) The Company had contingent liabilities of HK$4,228,000 (31st March, 2002: HK$2,157,000) in respect of guarantees given to its subsidiary and jointly controlled entity for hire-purchase of equipment.

12. Operating lease

The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases as follows:

	30th September, 2002 ***HK$'000***	31st March, 2002 *HK'000*
Leases which expire:		
Within one year	**13,636**	20,878
In the second to fifth years inclusive	**1,956**	5,063
	15,592	25,941

Leases are negotiated and rentals are fixed for an average term of two years.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

12. Operating lease *(Continued)*

The Group as lessor

The Group had future minimum lease payments receivable under non-cancellable operating leases as follows:

	30th September, 2002 *HK$'000*	31st March, 2002 *HK'000*
Leases which expire:		
Within one year	**38,910**	43,407
In the second to fifth years inclusive	**22,069**	22,288
	60,979	65,695

The lease terms ranged from one year to six years.

13. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1.5 cents (2001: HK2 cents) per share for the six months ended 30th September, 2002 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 17th January, 2003.

The Directors have also resolved that the interim dividend should be paid on Monday, 24th February, 2003 in cash, with shareholders being given an option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 13th January, 2003 to Friday, 17th January, 2003, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Monday, 27th January, 2003. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 13th January, 2003 to Friday, 17th January, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 10th January, 2003.

OVERVIEW

Due to the persistent sluggish economy especially in Hong Kong and the South East Asia, the Group's turnover during the six months ended 30th September, 2002 decreased to approximately HK$1,630 million, representing a marginal cut back by 0.6% over the same period last year. Profit attributable to shareholders was approximately HK$61 million, representing a decrease of 19% over the same period last year.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company

The depressed local property market and construction industry adversely affected the overall performance of the Building Services Division including lifts and escalators, electrical and mechanical engineering, and building materials and supplies. However, the Aluminium Windows and Curtain Walls Division still maintained a steady growth in both turnover and contribution during the period under review. The Australian office, specialised in design, engineering management and installation services of curtain walls and aluminium windows, has been progressing well and is now tendering for work in Australia. Armed with solid expertise and experience in the industry, this division continues to contribute positively to the Group.

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

The Company *(Continued)*

During the period under review, the performance of the Insurance Division improved markedly due to the rebound of the industry. This division continues to expand its product and services and the Group expects that its performance will continue to improve.

In April, 2002, Preussag Pipe Rehabilitation Hong Kong Limited had awarded ISO9001 certification for the provision of underground pipe rehabilitation service. To further strengthen the investment in pipe rehabilitation business, the Group re-structured the division by acquiring direct interest in NordiTube Technologies AB ("NordiTube") and increasing its shareholding in Rib Loc Group Limited ("Rib Loc"), the two major suppliers in this industry worldwide. NordiTube is principally engaged in the design and construction for rehabilitating water-supply and gas-supply systems, whereas the core business of Rib Loc, an Australian listed company, is the development and manufacture of spirally wound plastic pipes technology. In addition, the Group has been actively expanding the pipe relining business into new markets such as Middle East and India. The Group expects that the pipe relining business will grow significantly in the next few years.

The Group's newly established logistic and warehousing business performed well and contributed stable profit to the Group. As Hong Kong continues to strengthen its role as regional hub for distribution, the Group is confident of the growth of this business and will continue to provide reliable and efficient warehousing services to customers.

Contribution from investment property decreased due to the depressed property market in Hong Kong and the situation will not be improved in the near future. The Property Management Division in Hong Kong also maintained a steady performance in terms of turnover and profit. The Group currently manages approximately 30,000 residential units in 16 local estates and buildings with a portfolio of over 17 million square feet.

The overall performance of the Group's three Qi Shi Hotels in Jiujiang, Xinyang and Dongguan of the Mainland improved and the Group has strengthened its hotel management team in order to turn the operation into profitable status.

With expertise in the treatment of wastewater and air quality control in Hong Kong and the South East Asia, Chevalier (Envirotech) Limited has secured several environmental engineering projects in Hong Kong and the Mainland during the period. Besides, the Group has formed a 55% joint venture known as Chevalier Acron Limited aiming at the development of Nano-Confined Catalytic Oxidation Technology (NCCO) to tackle the pollution of odor encountered by local food and restaurant industry.

Contribution from the car dealership business in Canada continued to drop despite a mild increase in turnover, whereas the trading business in the US has improved significantly. Such division has been expanding aggressively in the West Coast of the US.

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

Chevalier iTech Holdings Limited ("CiTL")

CiTL Group's turnover and profitability during the period were adversely affected by the depressed business climate. CiTL Group has recorded a turnover of approximately HK$351 million, representing a decrease of 16% over the same period last year. The operating loss during the period was approximately HK$3.5 million compared with a loss of HK$1.6 million over the same period last year. Loss per share was HK0.61 cent.

During the period, the Computer Division recorded growth in both turnover and profit despite facing keen price competition in the market mainly as a result of its continuing efforts in controlling cost and improving operating efficiency. The performance of the IT and Network Solutions Division improved, reflecting the effectiveness of its marketing strategies and cost control measures.

The performance of CiTL Group's mobile phone retail outlets was disappointing. In order to reduce cost and enhance operating efficiency, the number of outlets has been significantly reduced from 51 to 29 compared with the same period last year. CiTL Group currently operates 8 Chevalier Shops and 21 mobile franchise shops in total.

The performance of the Office Equipment Division during the period was below expectation due to the slowdown of market in the region. However, the performance of the Hong Kong operation was encouraging with growth in both sales and profits. The improved performance was mainly driven by the introduction of new product line to the market at competitive prices.

Contribution from the After-Sales Services Division declined compared with the same period last year.

Despite the less-than-expected performance of CiTL Group's operation in Thailand compared with the same period last year, it remained to contribute significantly to CiTL Group's results. The setback in the operating profits was due to the weakness in the sale of cabling and telecommunication system and related services. However, the effect of such decline has been partly overcome by savings derived from cost reduction. Moreover, the profits derived from the sale of notebook computer and related products increased whilst the sale of office equipment remained steady.

Chevalier Construction Holdings Limited ("CCHL")

During the six months ended 30th September, 2002, CCHL Group continued to operate under a difficult environment due to the continuing depression in the property and construction sectors. However, with on-going efforts in enhancing operation efficiency, the financial position of CCHL Group has improved and recorded an operating profit of HK$3.7 million compared with a loss of HK$1.27 million over the same period last year. Earnings per share for the period was HK1.7 cents (loss of HK0.55 cent per share last year).

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

Chevalier Construction Holdings Limited ("CCHL") *(Continued)*

As at 30th September, 2002, the gross and outstanding value of construction contracts of CCHL Group on hand amounted to approximately HK$120 million and HK$64 million respectively whilst the gross and outstanding value of civil engineering contracts of CCHL Group on hand amounted to approximately HK$620 million and HK$261 million respectively.

A construction contract for Lam Tin Primary School at Kwun Tong with value in excess of HK$75 million is progressing on schedule and will be completed in mid 2003.

Chevalier Singapore Holdings Limited ("CSHL")

During the six months ended 30th September, 2002, the turnover of CSHL increased by 15.5% to S$17.7 million over the same period last year. It was mainly due to the increase in both the number and value of lifts and escalators installation projects carried out during the period. Despite the sluggish construction market and keen competition, CSHL was able to maintain its market share in lifts and escalators installation.

In October, 2002, CSHL has been granted an Order of Court for the capital reduction exercise to return S$0.18 in cash to all the shareholders of CSHL for each issued ordinary share.

FINANCIAL REVIEW

As at 30th September, 2002, the Group's total net assets amounted to approximately HK$2,297 million (HK$2,228 million as at 31st March, 2002).

Total debt to equity ratio was 60.4% (56.9% as at 31st March, 2002) and net debt to equity ratio was 22.7% (23.4% as at 31st March, 2002), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$2,297 million (HK$2,228 million as at 31st March, 2002).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,381 million (HK$1,268 million as at 31st March, 2002). Cash and deposit at bank including pledged deposits amounted to HK$865 million (HK$747 million as at 31st March, 2002) and net borrowings amounted to HK$516 million (HK$521 million as at 31st March, 2002). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$300 million are hedged to fixed rates through Interest Rate Swap Agreements (HK$300 million as at 31st March, 2002).

Finance costs for the period amounted to HK$21 million (HK$61 million as at 31st March, 2002).

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, associate and jointly controlled entities amounting to HK$1,003 million (HK$1,160 million as at 31st March, 2002).

FINANCIAL REVIEW *(Continued)*

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

PROSPECTS

Overall, the global economy has been suffering from the excesses that stemmed from the rapid expansion in the 90's and the lack of both investor and consumer confidence after the bubble-burst. The net result is a sustained period of weak nominal GDP growth with deflation a growing risk. Faced with this environment, central banks have been looking to loosen policy further with interest rates pushing to record low. However, even though there are few signs of recovery, the improvement in economic activity has been unconvincing. In addition, the tension in the Middle East and threat of terrorist attacks are also hanging and adversely affect the confidence.

Within Hong Kong, despite a stronger cyclical rebound in trade which has been reflected in the better-than-expected growth of GDP in the third quarter of 2002, it appears that the filtering effect on the domestic economy will not materialise in the near term. The continual contraction in investment cannot be covered by the revenue derived from the export of trade and service, thus causing a substantial loss of jobs as businesses downsize, which in turn has dampened consumption. Such trends will persist as the overall attractiveness of Hong Kong diminishes. Nevertheless, an accelerated integration with the Mainland, especially the Pearl River Delta, should do more good than harm to the economy of Hong Kong. With its accession to the World Trade Organization, no matter in terms of breadth, depth and scale, the Mainland will provide numerous opportunities to Hong Kong in the coming years.

The Group believes that the stimulus package for the property market announced by the HKSAR Government in November 2002 will stabilize local property market and restore homebuyers' confidence in the long term. The overall market sentiment will not improve within a short period as the market has been flooded with abundant supply. Therefore, the unfavourable market environment faced by the core business of the Group will persist for the years to come. The Group's diversified business operations in Hong Kong and overseas enable us to balance the impact of the economic volatility. The newly established businesses of the Group such as insurance, pipe rehabilitation and warehousing are all progressing well. The Group will continue its prudent approach to explore business opportunities in the Mainland and overseas markets.

Looking forward, the Group will continue to enforce vigorous cost control measures to enhance cost-effectiveness and competitiveness. Subsequent to the period end, the Group has effectively re-allocated its resources by shifting the cash reserves in CSHL to the holding company through capital reduction. With sound financial position and effective management, the Group is in a strong position to weather the difficult operating environment and seize good investment opportunities, especially in the Mainland, in order to bring better return to shareholders.

DIRECTORS' INTERESTS IN SECURITIES

As at 30th September, 2002, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company – Shares

	Number of ordinary shares		
Name of Director	**Personal interests**	**Family interests**	**Total**
CHOW Yei Ching	640,527,782*	–	640,527,782
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	456,450	–	456,450
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	845,078	162,365	1,007,443

* *Dr CHOW Yei Ching beneficially owned 640,527,782 shares of the Company, representing approximately 50.23% of the issued share capital of the Company. These shares were same as those shares described in "Substantial Shareholder" below.*

(b) Interests in Associated Corporations – Shares

		Number of ordinary shares			
Name of Director	**Associated corporations**	**Personal interests**	**Corporate interests**	**Family interests**	**Total**
CHOW Yei Ching	CiTL	34,079,270	433,466,666*	–	467,545,936
	CSHL	–	99,813,000*	–	99,813,000
	CCHL	61,036,489	89,385,444*	–	150,421,933
KUOK Hoi Sang	CiTL	12,000,000	–	–	12,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	–	–	12,900,000
KAN Ka Hon	CiTL	2,256,000	–	–	2,256,000
TAM Kwok Wing	CiTL	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr CHOW Yei Ching had notified CiTL, CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 433,466,666 shares in CiTL, 99,813,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by the Company as Dr Chow beneficially owned 640,527,782 shares of the Company, representing approximately 50.23% of the issued share capital of the Company.*

DIRECTORS' INTERESTS IN SECURITIES *(Continued)*

In addition, certain Directors personally hold share options to subscribe for ordinary shares of the Company and its associated corporations as disclosed under the paragraph "Share Option Scheme" below.

Save as disclosed above and in "Share Option Scheme" stating below, as at 30th September, 2002, none of the Directors of the Company nor their spouses nor children under the age of 18 had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) or were granted any right to subscribe for securities of the Company or any of its associated corporations or exercised such right during the period under review pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance.

SHARE OPTION SCHEME

Details of the share options outstanding as at 30th September, 2002 which have been granted under the share option schemes of the Company and its associated corporations adopted by their respective shareholders on 30th September, 1991 were as follows:

(a) Interests in the Company – Share Options

				Number of share options				
Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option	Balance as at 1st April, 2002	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at 30th September, 2002
			(HK$)					
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	0.488	8,450,000	–	–	–	8,450,000
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,350,000	–	–	–	5,350,000
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,350,000	–	–	–	5,350,000
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	–	–	–	5,000,000
WONG Kie Ngok, Alexander	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	–	–	–	5,000,000
TAM Kwok Wing	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	–	–	–	5,000,000

As at 30th September, 2002, the number of shares in respect of which options had been granted under the share option scheme adopted by the shareholders of the Company on 30th September, 1991 was 34,150,000, representing 2.7% of the shares of the Company in issue at that date.

SHARE OPTION SCHEME *(Continued)*

(b) Interests in Associated Corporations – Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option	Number of share options: Balance as at 1st April, 2002	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at 30th September, 2002
				(HK$)					
CHOW Yei Ching	CiTL	17/12/1999	30/06/2000 - 29/06/2003	0.464	7,000,000	-	-	-	7,000,000
KUOK Hoi Sang	CiTL	17/12/1999	30/06/2000 - 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
FUNG Pak Kwan	CiTL	17/12/1999	30/06/2000 - 29/06/2003	0.464	6,550,000	-	-	-	6,550,000
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 - 29/06/2003	0.464	5,000,000	-	-	-	5,000,000

As at 30th September, 2002, the number of shares in respect of which options had been granted under the share option scheme adopted by the shareholders of CiTL on 30th September, 1991 was 28,550,000, representing 3.3% of the shares of CiTL in issue at that date.

A new share option scheme ("the New Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. The New Scheme fully complies with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). A summary of the terms of the New Scheme was contained in the Company's circular dated 30th July, 2002. During the period under review, no share option was granted, exercised, cancelled or lapsed under the New Scheme. There was no outstanding option under the New Scheme at the beginning and at the end of the period under review.

The Company's subsidiary, Chevalier iTech Holdings Limited ("CiTL") has adopted a new share option scheme ("the CiTL Scheme") as approved by the shareholders of CiTL and the Company at their respective 2002 Annual General Meetings held on 20th September, 2002. The CiTL Scheme fully complies with Chapter 17 of the Listing Rules. A summary of the terms of the CiTL Scheme was contained in the CiTL's circular dated 30th July, 2002. During the period under review, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme. There was no outstanding option under the CiTL Scheme at the beginning and at the end of the period under review.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CiTL and the share options granted to certain Directors, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

As at 30th September, 2002, the sole substantial shareholder of the Company was Dr CHOW Yei Ching who held 640,527,782 shares, representing approximately 50.23% of the issued share capital of the Company as recorded in the register of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares, or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the period.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2002, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to approximately HK$251 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprised Messrs WONG Wang Fat, Andrew, Iain Leonard DALE who retired on 20th September, 2002 and CHOW Ming Kuen, Joseph who was appointed on 28th November, 2002, the Independent Non-Executive Directors of the Company. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2002 to 30th September, 2002.

APPRECIATION

2002 has been a bumpy year for Hong Kong, during which the Group has been confronted with many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th December, 2002

website: http://www.chevalier.com

CHEVALIER

其士國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零二至二零零三年度中期業績報告

簡明綜合收益表
截至二零零二年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零二年 港幣千元	 二零零一年 港幣千元
營業額	2	**1,630,444**	1,640,845
銷售成本		**(1,367,882)**	(1,351,551)
毛利		**262,562**	289,294
其他收益		**23,424**	25,080
經銷成本		**(95,893)**	(119,959)
行政支出		**(49,632)**	(50,252)
其他經營支出		**(19,006)**	(19,728)
經營溢利	3	**121,455**	124,435
財務費用		**(21,250)**	(28,684)
所佔聯營公司業績		**(2,430)**	8,550
所佔共同控制實體業績		**(7,433)**	(5,086)
除稅前溢利		**90,342**	99,215
稅項	4	**(25,103)**	(20,976)
未計少數股東權益前溢利		**65,239**	78,239
少數股東權益		**(4,380)**	(3,209)
期內溢利		**60,859**	75,030
中期股息	5	**19,591**	25,502
每股盈利	6		
基本		**4.77 仙**	6.1 仙
攤薄		**4.76 仙**	6.07 仙
每股中期股息		**1.5 仙**	2 仙

簡明綜合資產負債表

二零零二年九月三十日

	附註	未經審核 於二零零二年 九月三十日 港幣千元	經審核 於二零零二年 三月三十一日 港幣千元
非流動資產			
投資物業		**370,930**	366,465
物業、廠房及設備	7	**1,217,561**	1,216,629
發展中物業		**5,825**	5,635
商譽		**19,619**	—
負商譽		**(12,325)**	(78)
無形資產		**4,475**	4,816
所佔聯營公司權益		**90,926**	96,934
所佔共同控制實體權益		**14,850**	39,810
證券投資		**51,123**	77,001
會所債券		**1,869**	1,869
		1,764,853	1,809,081
流動資產			
存貨		**204,481**	188,442
待售物業		**1,045,345**	1,057,099
應收帳款、存出按金及預付款項	8	**1,091,133**	1,014,644
聯營公司應收帳		**14,597**	2,034
共同控制實體應收帳		**—**	34,396
就合約工程應向客戶收取之款項		**328,298**	86,982
證券投資		**223,929**	230,070
有抵押之存款		**63,000**	63,136
現金及銀行存款		**801,897**	683,684
		3,772,680	3,360,487
流動負債			
應付款項、存入按金及應付費用	9	**900,007**	739,144
未滿期保險費－一年內到期		**81,122**	135,659
未決保險索償		**162,880**	108,340
應付建築成本費用		**15,026**	130,051
聯營公司應付帳		**41,073**	27,293
共同控制實體應付帳		**5**	19,032
就合約工程應向客戶支付之款項		**141,755**	43,022
應付票據		**55,916**	63,466
融資性租賃之債務		**1,908**	3
遞延服務性收益		**19,165**	18,974
課稅準備		**29,100**	17,552
銀行貸款及透支		**680,238**	526,465
		2,128,195	1,829,001

簡明綜合資產負債表（續）
二零零二年九月三十日

	附註	未經審核 於二零零二年 九月三十日 港幣千元	經審核 於二零零二年 三月三十一日 港幣千元
流動資產淨值		**1,644,485**	1,531,486
總資產減流動負債		**3,409,338**	3,340,567
非流動負債			
未滿期保險費－超逾一年		**121,747**	36,485
融資性租賃之債務		**3,257**	8
銀行貸款		**701,059**	741,536
		826,063	778,029
少數股東權益		**286,601**	334,883
淨資產		**2,296,674**	2,227,655
股本及儲備			
股本		**318,778**	318,778
儲備		**1,977,896**	1,908,877
股東資金		**2,296,674**	2,227,655

簡明綜合權益變動表
截至二零零二年九月三十日止六個月

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 自用物業 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零二年四月一日之結存	318,778	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	2,227,655
物業重估之虧損	–	–	–	–	(2,967)	(1,464)	–	–	–	(4,431)
收購附屬公司所產生之外幣兌換損失	–	–	–	–	–	–	(37)	–	–	(37)
伸算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	–	12,628	–	–	12,628
本期之溢利	–	–	–	–	–	–	–	–	60,859	60,859
股息	–	–	–	–	–	–	–	19,591	(19,591)	–
二零零二年九月三十日之結存	318,778	381,285	269,293	7,526	12,702	111,795	(12,214)	38,718	1,168,791	2,296,674

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 自用物業 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零一年四月一日之結存如前紀錄	307,726	370,196	267,884	7,526	46,710	98,604	(21,671)	–	1,061,206	2,138,181
上年度之帳目調整：										
追溯性確認儲備內之商譽減值	–	–	23,873	–	–	–	–	–	(23,873)	–
採納會計實務準則第九號(經修訂)之影響	–	–	–	–	–	–	–	43,082	–	43,082
二零零一年四月一日結存之重列	307,726	370,196	291,757	7,526	46,710	98,604	(21,671)	43,082	1,037,333	2,181,263
出售重估物業	–	–	–	–	(741)	(158)	–	–	158	(741)
因附屬公司清盤而轉往收益表之調整	–	–	792	–	–	–	–	–	–	792
伸算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	–	11,068	–	–	11,068
本期之溢利	–	–	–	–	–	–	–	–	75,030	75,030
股息	–	–	–	–	–	–	–	24,618	(24,618)	–
二零零一年九月三十日之結存	307,726	370,196	292,549	7,526	45,969	98,446	(10,603)	67,700	1,087,903	2,267,412

簡明綜合現金流動表
截至二零零二年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零二年 *港幣千元*	 二零零一年 *港幣千元*
經營業務之現金注入(支出)淨額	**51,524**	(63,078)
投資業務支出之現金淨額	**(28,505)**	(82,451)
融資業務之現金注入淨額	**85,256**	42,141
現金及等同現金淨額之增加(減少)	**108,275**	(103,388)
期初之現金及等同現金結存	**680,447**	702,355
匯率變動之影響	**6,205**	4,112
期末之現金及等同現金結存	**794,927**	603,079
現金及等同現金結餘之分析		
現金及銀行存款	**801,897**	612,036
銀行透支	**(6,970)**	(8,957)
	794,927	603,079

簡明財務報告附註
截至二零零二年九月三十日止六個月

1. 主要會計政策
此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

此等簡明中期綜合財務報表所採用之會計政策乃與本集團截至二零零二年三月三十一日止年度之經審核財務報表中所載者相符一致，惟本集團已採納下列於本會計期間生效之經修訂或新訂會計實務準則並已更改若干項會計政策：

會計實務準則第1號(經修訂)	:	財務報表之呈報
會計實務準則第11號(經修訂)	:	外幣換算
會計實務準則第15號(經修訂)	:	現金流動表
會計實務準則第34號	:	僱員福利

採納該等新/經條訂之會計實務準則對本集團之財務報表並無影響。惟若干比較數據及披露已作出調整以符合本期內之呈列方式。

權益變動表
根據會計準則第1號(經修訂)，呈列已確認盈虧表之要求已改為呈列權益變動表。因此，期內之簡明綜合權益變動表已據此呈列。

外幣換算
會計準則第11號(經修訂)之主要修訂為編製綜合財務報表時，本集團於香港以外業務之收益表須以期內之平均匯率而非結算日之滙率進行換算。此項會計政策之變動並無對期內及過往之會計期間之業績造成任何重大影響。

現金流動表
根據會計準則第15號(經修訂)，現金流動已按經營業務、投資及融資活動劃分，而融資性質之短期銀行貸款則不會計入現金及現金等價物中。簡明綜合現金流動表已根據此經修訂會計準則呈列。

僱員福利
會計準則第34號規定僱員福利之會計處理及披露事宜。此項會計準則對本會計期間及過往會計期間之業績並無重大影響。

簡明財務報告附註 *(續)*

2. 分部資料

截至二零零二年九月三十日止之營業額及分類資料。

(甲) 業務分部

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
截至二零零二年九月三十日止六個月										
營業額										
總銷售	534,397	208,513	177,486	83,737	331,565	55,826	167,498	32,176	89,019	1,680,217
內部分類收入	(589)	(100)	–	(23,067)	(1,950)	–	(14,487)	–	(9,580)	(49,773)
對外銷售	533,808	208,413	177,486	60,670	329,615	55,826	153,011	32,176	79,439	1,630,444
業績										
分類業績	36,170	22,822	2,856	28,020	(898)	878	13,034	(2,827)	10,283	110,338
不予分類之費用										(1,719)
利息收入										12,742
股息收入										94
經營溢利										121,455
財務費用										(21,250)
所佔聯營公司業績	(273)	–	–	45	1,862	–	–	–	(4,064)	(2,430)
所佔共同控制實體業績	(114)	–	–	(24)	–	–	–	–	(7,295)	(7,433)
除稅前溢利										90,342
稅項										(25,103)
未計少數股東權益前溢利										65,239
少數股東權益										(4,380)
期內溢利										60,859

簡明財務報告附註 *(續)*

2. 分部資料 *(續)*

(甲) 業務分部 *(續)*

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
截至二零零一年九月三十日止六個月										
營業額										
總銷售	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	35,439	1,693,272
內部分類收入	(964)	(1,924)	–	(22,452)	–	–	(17,653)	–	(9,434)	(52,427)
對外銷售	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	1,640,845
業績										
分類業績	53,318	21,975	3,706	38,770	(4,745)	(979)	303	(5,469)	8,389	115,268
不予分類之費用										(3,932)
利息收入										12,292
股息收入										807
經營溢利										124,435
財務費用										(28,684)
所佔聯營公司業績	(27)	–	–	5,514	2,941	–	–	–	122	8,550
所佔共同控制實體業績		–	–	(14)	–	–	–	–	(5,072)	(5,086)
除稅前溢利										99,215
稅項										(20,976)
未計少數股東權益前溢利										78,239
少數股東權益										(3,209)
期內溢利										75,030

簡明財務報告附註 *(續)*

2. 分部資料 *(續)*

(乙) 以地區區劃

	截至九月三十日止六個月 港幣百萬元			
	營業額		經營溢利／(虧損)	
	二零零二年	二零零一年	**二零零二年**	二零零一年
香港	**1,131**	1,071	**80**	89
中華人民共和國	**117**	189	**17**	6
加拿大	**188**	183	**8**	8
新加坡	**86**	71	**14**	16
美國	**45**	42	**3**	1
泰國	**57**	65	**4**	5
其他	**6**	19	**(5)**	(1)
	1,630	1,640	**121**	124

3. 經營溢利

	截至九月三十日止六個月	
	二零零二年 *港幣千元*	二零零一年 *港幣千元*
經營溢利已扣除下列各項目：		
售出存貨之成本	**480,616**	572,402
物業、廠房及設備之折舊	**29,171**	24,960
包括董事酬金之員工開支	**251,499**	269,893
減：撥作施工中工程之成本	**(11,436)**	(10,341)
	240,063	259,552
營業性租賃費用之支出：		
樓宇	**17,248**	17,635
機器及設備	**328**	296

4. 稅項

	截至九月三十日止六個月	
	二零零二年 *港幣千元*	二零零一年 *港幣千元*
本公司及附屬公司		
香港	**14,407**	15,252
海外	**10,346**	5,170
聯營公司		
香港	**350**	556
共同控制實體		
香港	**—**	(2)
	25,103	20,976

香港利得稅準備乃根據本集團各公司期內估計應課稅之溢利按稅率16%(二零零一年：16%)計算。海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

簡明財務報告附註（續）

5. 中期股息

	截至九月三十日止六個月	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
中期股息 每股港幣1.5仙予1,306,078,963 （二零零一年：每股港幣2仙予1,275,112,025股）	**19,591**	25,502

6. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
就計算基本及攤薄每股盈利之溢利	**60,859**	75,030
	普通股數目	普通股數目
	千股	*千股*
就計算基本每股盈利之普通股股份加權平均股數	**1,275,112**	1,230,904
潛在可攤薄普通股股份之影響：		
認購股權（*附註*）	**3,515**	4,913
就計算攤薄每股盈利之普通股股份加權平均股數	**1,278,627**	1,235,817

附註：在計算攤薄每股盈利時，由於某些股權行使價高於期內之每股平均市值，故並不假設其尚未行使之認購股權將獲行使。

7. 物業、廠房及設備

截至二零零二年九月三十日止六個月，本集團購買及出售物業、廠房及設備分別為港幣15,473,000元及港幣22,723,000元。

8. 應收帳款、存出按金及預付款項

應收貨款之帳齡分析如下：

	於二零零二年九月三十日	於二零零二年三月三十一日
	港幣千元	*港幣千元*
0－60天	**611,311**	611,329
61－90天	**40,327**	38,764
逾90天	**60,147**	61,822
總計	**711,785**	711,915

簡明財務報告附註（續）

9. 應付款項、存入按金及應付費用

應付貨款之帳齡分析如下：

	於二零零二年九月三十日 港幣千元	於二零零二年三月三十一日 港幣千元
0－60天	**163,006**	135,170
61－90天	**13,778**	6,291
逾90天	**58,031**	33,271
總計	**234,815**	174,732

10. 股本

是期內，本公司之股本並沒有任何變動。

11. 或然負債

於二零零二年九月三十日，本集團尚未清結之資本承擔及或然負債如下：

（甲） 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣309,700,000元（二零零二年三月三十一日：港幣309,700,000元）。

（乙） 本公司對附屬公司、聯營公司及共同控制實體作出被動用銀行信貸服務及履行合約擔保分別為港幣1,002,565,000元（二零零二年三月三十日：港幣1,160,074,000元）及港幣432,662,000元（二零零二年三月三十一日：港幣412,670,000元）。

（丙） 本集團對附屬公司及共同控制實體以分期付款方式購買設備而作出之擔保所引致之或然負債為港幣4,228,000元（二零零二年三月三十一日：港幣2,157,000元）。

12. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃金額如下：

	於二零零二年九月三十日 港幣千元	於二零零二年三月三十一日 港幣千元
租約屆滿期：		
一年內	**13,636**	20,878
二至五年內	**1,956**	5,063
	15,592	25,941

租約之商討及租金之訂定平均期限為兩年。

簡明財務報告附註(續)

12. 營業性租賃(續)

本集團作為出租人

本集團根據不可撤銷之經營租賃而將於未來應收之最低租賃金額如下：

	於二零零二年九月三十日 港幣千元	於二零零二年三月三十一日 港幣千元
租約屆滿期：		
一年內	**38,910**	43,407
二至五年內	**22,069**	22,288
	60,979	65,695

出租年期為一至六年。

13. 比較數字

為符合本期內財務報表之呈列方式，若干比較數字已作出調整。

中期股息

董事會議決派發截至二零零二年九月三十日止六個月之中期股息每股港幣一點五仙(二零零一年：港幣二仙)予在二零零三年一月十七日星期五名列於股東名冊內之股東。

董事會並議決中期股息將於二零零三年二月二十四日星期一以現金支付，而股東可選擇收取本公司每股面值港幣零點二五元之股份(「新股份」)以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由二零零三年一月十三日星期一至二零零三年一月十七日星期五止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價，再經折讓百分之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零三年一月二十七日星期一呈遞各股東。以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

暫停股份過戶登記

本公司將於二零零三年一月十三日星期一至二零零三年一月十七日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零三年一月十日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

整體回顧

受整體經濟特別是香港及東南亞國家之經濟仍停濟不前所影響，本集團在截至二零零二年九月三十日止六個月之營業額降至約港幣十六億三千萬元，較去年同期微跌百分之零點六。股東應佔溢利為港幣六千一百萬元，較去年同期下跌百分之十九。

管理層討論及分析

本公司

本港樓市及建築業市道低迷對建築服務部門之整體表現，包括升降機及電扶梯、機電工程及建築材料供應等業務構成負面影響。然而鋁窗及玻璃幕牆業務在期內之營業額及盈利貢獻皆保持穩步增長。專門從事鋁窗和玻璃幕牆設計、工程管理及安裝服務之澳洲公司進展良好，現正在澳洲競投多個工程項目。憑藉在業內之專長及經驗，此部門將繼續為本集團帶來盈利貢獻。

管理層討論及分析 *(續)*

本公司 *(續)*

回顧期內，鑑於保險業市道好轉，保險部門之表現大為進步。該部門將繼續拓展其產品及服務。本集團預計其表現將續有增長。

於二零零二年四月，Preussag Pipe Rehabilitation Hong Kong Limited之地下管道翻新服務榮獲ISO9001證書。為進一步加強管道翻新業務之投資，本集團將此業務進行重組，分別購入及增持兩間全球管道翻新業之主要供應商－NordiTube Technologies AB (「NordiTube」) 及Rib Loc Group Limited (「Rib Loc」) 的權益。NordiTube主要從事給水及氣體供應系統之翻新設計及建造。Rib Loc則為一家澳洲上市公司，其核心業務為開發及製造螺旋式修補塑膠管道技術。本集團亦積極將管道翻新業務擴展至中東及印度等新興市場。本集團預期管道翻新業務在未來數年將有顯著增長。

本集團新開展之物流及倉儲業務表現良好，並為本集團帶來穩定收入。鑑於香港鋭意加強其作為區內物流中心的角色，本集團對此業務的增長抱有信心，並將繼續為客戶提供最為可靠及具效率的倉儲服務。

鑑於本港樓市低迷，本集團之物業投資的盈利貢獻下跌，預料樓市的疲勢將難以在短期內得以改善。然而香港物業管理部門的營業額及溢利仍保持平穩。本集團現時在本港十六個屋苑及大廈管理近三萬個住宅單位，樓宇面積逾一千七百萬平方呎。

本集團位於內地九江、信陽及東莞之三間其士大酒店的整體表現有所改善，本集團並加強酒店的管理隊伍，務求取得盈利。

憑藉在香港及東南亞處理污水及控制空氣質素方面之專長，其士 (環境技術) 有限公司於期內在香港及內地皆接獲多個環保工程項目。此外，本集團成立一間其佔百分之五十五權益的聯營公司－其士雅康有限公司，旨在透過開發納米催化式氧化科技 (NCCO) 以解決本港飲食業遇到的油煙污染問題。

加拿大汽車分銷業務之營業額雖有溫和升幅，但其盈利貢獻仍有所下降。而美國之貿易生意則大為改善，該部門正在美國西岸積極拓展業務。

管理層討論及分析 *(續)*

其士科技控股有限公司(「其士科技」)

受營商氣候不景氣之不利影響，其士科技集團在截至二零零二年九月三十日止六個月營業額約為港幣三億五千一百萬元，較去年同期下降百分之十六。期內錄得之經營虧損為港幣三百五十萬元，去年則錄得虧損港幣一百六十萬元，每股虧損為港幣零點六一仙。

電腦部門於期內之營業額及溢利均錄得增長，大致體現了本集團在不斷致力控制成本及提升營運效率方面之成果。資訊科技及網絡方案部門於期內之表現則有所改善，反映其市場推廣策略及成本控制措施均告湊效。

其士科技集團之流動電話零售店表現欠佳。為降低成本及提升營運效率，分店數目由去年同期之五十一間大幅減至二十九間。其士科技集團現時合共經營八間其士店及二十一間流動電話特許經營店。

鑑於市況普遍放緩，辦公室設備部門於期內之表現遜於預期。然而香港之業務表現令人鼓舞，銷售額及溢利均見增長，業績得以改善主要為新產品以具競爭力之價格推出市面所帶動。

售後服務部門之盈利貢獻較去年同期下跌。

其士科技集團之泰國業務表現雖遜於去年同期，但仍為其士科技集團之重要收入來源。鑑於佈線系統與電訊有關服務表現疲軟，導致經營溢利出現倒退。惟降低成本之節省所得填補了該等業務下調之部分缺口。來自筆記簿型電腦及有關產品之銷售則有所增加，辦公室設備之銷售亦保持平穩。

其士建築集團有限公司(「其士建築」)

截至二零零二年九月三十日止六個月，其士建築集團繼續在樓市及建築業市道持續低迷下經營。惟在不斷致力提升營運效率及改善財政狀況下，其士建築集團成功轉虧為盈，錄得經營溢利港幣三百七十萬元，去年同期則錄得港幣一百二十七萬元之虧損，期內每股盈利為港幣一點七仙(去年每股虧損則為港幣零點五五仙)。

管理層討論及分析 *(續)*

其士建築集團有限公司(「其士建築」) *(續)*

於二零零二年九月三十日，其士建築集團之手頭建築合約總值約為港幣一億二千萬元，當中尚未完成之建築工程合約總值約為港幣六千四百萬元。而其士建築集團之手頭土木工程合約總值約為港幣六億二千萬元，當中尚未完成土木工程合約總值約為港幣二億六千一百萬元。

位於觀塘藍田小學之建築工程正如期進行，該合約總值逾港幣七千五百萬元，將於二零零三年中落成。

其士新加坡控股有限公司(「其士新加坡」)

截至二零零二年九月三十日止六個月，其士新加坡之營業額為坡幣一千七百七十萬元，較去年同期增加百分之十五點五，主要為期內升降機及電扶梯安裝工程之數目及總值均告增加所致。儘管建築業市況呆滯及競爭激烈，其士新加坡仍能保持其在升降機及電扶梯之市場佔有率。

於二零零二年十月，其士新加坡之削減股本計劃獲當地法院批准。所有其士新加坡之股東每持有一股普通股股份，可收回現金坡幣零點一八元。

財務評述

於二零零二年九月三十日，本集團之總資產淨值約為港幣2,297,000,000元(二零零二年三月三十一日：港幣2,228,000,000元)。

總債務與資本比率為60.4%(二零零二年三月三十一日：56.9%)及淨債務與資本比率為22.7%(二零零二年三月三十一日：23.4%)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣2,297,000,000元(二零零二年三月三十一日：港幣2,228,000,000元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣1,381,000,000元(二零零二年三月三十一日：港幣1,268,000,000元)。現金及銀行結存(包括抵押存款)為港幣865,000,000元(二零零二年三月三十一日：港幣747,000,000元)，而借貸淨額為港幣516,000,000元(二零零二年三月三十一日：港幣521,000,000元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息貸款中，約港幣三億元乃透過對冲掉期息率之固定息率計算(二零零二年三月三十一日：港幣三億元)。

期內，財務費用為港幣21,000,000元(二零零二年三月三十一日：港幣61,000,000元)。

本公司提供公司擔保，作為授予附屬公司、聯營公司及共同控制實體之信貸擔保為總值港幣十億零三百萬元(二零零二年三月三十一日：港幣十一億六千萬元)。

財務評述（續）

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

展望

環顧全球經濟仍受困於九十年代擴展過急造成過剩生產，以及科網泡沫爆破後投資及消費信心不足，令整體生產總值持續積弱，而通縮之風險程度更為加劇。有見及此，中央銀行唯有透過進一步放寬銀根政策將息率推至新低。儘管經濟出現輕微復甦跡象，但經濟活動之改善仍有待商榷。此外，中東局勢緊張及恐怖襲擊的陰霾揮之不去，對投資及消費信心均帶來負面影響。

香港二零零二年第三季本地生產總值之升幅雖較預期為佳，預料貿易的強勁週期性反彈短期內仍難以帶動內部經濟回升。來自貿易出口及服務的收入未能彌補投資方面的持續萎縮，令商業機構紛紛收縮業務，以致裁減大量職位，因而拖垮消費信心。這些趨勢將會因香港整體吸引力減弱而持續。儘管如此，香港加快與國內特別是珠江三角洲的整合，對香港經濟定當利多於弊。隨著中國加入世界貿易組織，國內將在未來數年為香港提供更廣闊的發展空間及大量商機。

本集團相信香港特別行政區政府於二零零二年十一月公佈之刺激樓市措施，長線有助穩定本港樓市及恢復置業人士的信心。然而由於市場仍充斥大量存貨，整體市場氣氛將難以在短期內好轉。因此，本集團之核心業務在未來數年將繼續面對艱辛市況。惟本集團藉著遍及香港及海外之多元化業務，足以平衡經濟起伏所造成的衝擊。本集團新成立之業務，如保險、管道翻新及倉儲服務等皆取得良好進展。本集團今後將繼續貫徹審慎的方針，在國內及海外市場發掘商機。

展望未來，本集團將秉承一貫的嚴控成本措施以提高成本效益及競爭力。於期結後，本集團為有效重新分配資源，將其士新加坡之現金儲備透過削減股本轉移至控股公司。憑藉穩健的財務狀況及卓越的管理，本集團擁有雄厚實力以抵禦嚴峻的經營環境，並抓緊尤其在國內的任何投資良機，務求為股東帶來更佳回報。

董事之證券權益

於二零零二年九月三十日，各董事於本公司及其相聯公司(定義見證券(披露權益)條例(「披露權益條例」))之股份已根據上市公司董事進行證券交易的標準守則知會本公司及聯交所，或根據披露權益條例第二十九條須記錄於本公司登記冊內之權益如下：

(甲) 本公司權益－股份

	普通股股份數目		
董事名稱	**個人權益**	**家族權益**	**總數**
周亦卿	640,527,782*	—	640,527,782
郭海生	491,083	—	491,083
馮伯坤	456,450	—	456,450
簡嘉翰	145,200	—	145,200
譚國榮	845,078	162,365	1,007,443

* *周亦卿博士實益擁有本公司股份640,527,782股，佔本公司已發行股本約百分之五十點二三。該等股份與下段「主要股東」所述之股份相同。*

(乙) 相聯公司權益－股份

		普通股股份數目			
董事名稱	**相聯公司**	**個人權益**	**公司權益**	**家族權益**	**總數**
周亦卿	其士科技	34,079,270	433,466,666*	—	467,545,936
	其士新加坡	—	99,813,000*	—	99,813,000
	其士建築	61,036,489	89,385,444*	—	150,421,933
郭海生	其士科技	12,000,000	—	—	12,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士科技	12,900,000	—	—	12,900,000
簡嘉翰	其士科技	2,256,000	—	—	2,256,000
譚國榮	其士科技	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益持有本公司股份640,527,782股，佔本公司已發行股本約百分之五十點二三。根據披露權益條例，周博士被視為擁有本公司持有之其士科技股份433,466,666股、其士新加坡股份99,813,000股及其士建築股份89,385,444股之權益，周博士並已就此向其士科技、其士新加坡及其士建築作出知會。*

董事之證券權益(續)

此外，若干董事個人持有認購本公司及其相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下段之「購股權計劃」所披露者外，於二零零二年九月三十日，根據披露權益條例第二十八條或第三十一條或附表第一部份之規定，概無本公司董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司(定義見披露權益條例)之證券的任何權益，或於回顧期內曾獲授予或行使任何可認購該等證券之權利。

購股權計劃

於二零零二年九月三十日，本公司及其相聯公司於一九九一年九月三十日由各自之股東採納的購股權計劃下授予而尚未行使之購股權詳情如下：

(甲) 本公司權益－購股權

				購股權數目				
董事名稱	授出日期	行使購股權之期限	購股權之每股行使價格 (港元)	於二零零二年四月一日持有	於期內行使	於期內註銷	於期內失效	於二零零二年九月三十日持有
周亦卿	17/12/1999	30/06/2000－29/06/2003	0.488	8,450,000	–	–	–	8,450,000
郭海生	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	–	–	–	5,350,000
馮伯坤	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	–	–	–	5,350,000
簡嘉翰	17/12/1999	30/06/2000－29/06/2003	0.488	5,000,000	–	–	–	5,000,000
黃奇岳	17/12/1999	30/06/2000－29/06/2003	0.488	5,000,000	–	–	–	5,000,000
譚國榮	17/12/1999	30/06/2000－29/06/2003	0.488	5,000,000	–	–	–	5,000,000

於二零零二年九月三十日，根據本公司股東於一九九一年九月三十日採納的購股權計劃已授出之購股權涉及之股份數目為34,150,000股，相等於本公司於該日之已發行股份百分之二點七。

購股權計劃 *(續)*

(乙) 相聯公司權益－購股權

董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價格 (港元)	購股權數目：於二零零二年四月一日持有	於期內行使	於期內註銷	於期內失效	於二零零二年九月三十日持有
周亦卿	其士科技	17/12/1999	30/06/2000－29/06/2003	0.464	7,000,000	–	–	–	7,000,000
郭海生	其士科技	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	–	–	–	5,000,000
馮伯坤	其士科技	17/12/1999	30/06/2000－29/06/2003	0.464	6,550,000	–	–	–	6,550,000
簡嘉翰	其士科技	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	–	–	–	5,000,000

於二零零二年九月三十日，根據其士科技股東於一九九一年九月三十日採納的購股權計劃已授出之購股權涉及之股份數目為28,550,000股，相等於其士科技於該日之已發行股本百分之三點三。

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上採納新購股權計劃(「新計劃」)。新計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定，其條款概要已載於本公司於二零零二年七月三十日刊發之通函內。回顧期內，並無購股權根據新計劃而授出、行使、註銷或失效。在回顧期間開始及終結時，概無在新計劃下尚未行使之購股權。

本公司之附屬公司－其士科技控股有限公司(「其士科技」)於二零零二年九月二十日由其士科技及本公司股東在各自舉行之二零零二年度股東週年大會上採納新購股權計劃(「其士科技計劃」)。其士科技計劃完全符合上市規則第十七章之規定，其條款概要已載於其士科技於二零零二年七月三十日刊發之通函內。回顧期內，並無購股權根據其士科技計劃而授出、行使、註銷或失效。在回顧期間開始及終結時，概無在其士科技計劃下尚未行使之購股權。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃及授予若干董事之購股權外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

主要股東

於二零零二年九月三十日，本公司之唯一主要股東為周亦卿博士。根據披露權益條例第十六(一)條須予存置之本公司登記冊內所載，周博士持有本公司股份640,527,782股，佔本公司已發行股本約百分之五十點二三。

除上文披露者外，就董事所知，概無任何人士於期內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

僱員及薪酬制度

於二零零二年九月三十日，本集團於全球僱用約四千二百名全職員工。於回顧期內，員工總開支為港幣二億五千一百萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會按上市規則之規定成立，成員包括本公司之獨立非執行董事黃宏發先生、Iain Leonard DALE先生(於二零零二年九月二十日退任)及周明權博士(於二零零二年十一月二十八日獲委任)。審核委員會已在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零二年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零二年四月一日至二零零二年九月三十日期間均遵守上市規則附錄十四所載之最佳應用守則的指引。

致謝

二零零二年為香港經歷風雨飄搖的一年，本集團因而面對經濟及政治方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零二年十二月十六日

網址： http://www.chevalier.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

As at 23 May 2002, arising from valid acceptances of the offer and open market purchases by CIHL, CIHL and its wholly-owned subsidiary SVL hold in aggregate 99,601,000 CSHL Shares, representing approximately 88.53% of the issued share capital of CSHL.

As SVL has received acceptances of the Offer in respect of less than 90 per cent. of the issued share capital of CSHL under the Offer, SVL is not entitled under the Singapore Companies Act to privatise CSHL. CSHL will remain listed on the Singapore Stock Exchange with a public float of approximately 11.47%.

Unless otherwise defined, terms used in this announcement shall have the same meanings as set out in the announcement of the Company dated 6 March 2002 (the "Announcement") in respect of the proposed privatisation of Chevalier Singapore Holdings Limited ("CSHL") by way of an offer for CSHL Shares not already owned by SVL or parties acting in concert with it (the "Offer").

RESULT OF THE OFFER

Further to the Announcement, the board of directors of the Company would like to announce that as at 23 May 2002, CIHL and its wholly-owned subsidiary SVL hold 99,601,000 CSHL Shares (comprising 99,599,000 CSHL Shares pursuant to the valid acceptances of the Offer as at the close of the Offer at 3.30 p.m. on 23 May 2002, and 2,000 CSHL Shares acquired today by way of open market purchases by CIHL), representing approximately 88.53% of the issued share capital of CSHL. Included in these acceptances are acceptances for 4,375,000 CSHL Shares held by Dr Chow Yei Ching, a director of the Company, who had undertaken to accept the Offer as at the date of the Announcement.

As SVL has received acceptances of the Offer in respect of less than 90 per cent. of the issued share capital of CSHL and as the Offer has closed, SVL is not entitled to exercise its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act") in respect of all the CSHL Shares of shareholders who have not accepted the Offer.

Accordingly, CSHL will remain listed on the Singapore Stock Exchange with a public float of approximately 11.47%.

COMPLETION OF THE CONNECTED TRANSACTION

The acquisition of CSHL Shares by SVL from Dr Chow constitutes a connected transaction of the Company under the Listing Rules and was disclosed in the Announcement in compliance with the requirements of the Listing Rules. Completion of the acquisition of Dr Chow's interest took place on 3 May 2002 pursuant to the terms of the Offer.

By order of the Board
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 23 May 2002

Hong Kong iMail Friday, May 24, 2002

02 ... 19 ... 7:21

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier International Holdings Limited ("the Company") announces that Mr FUNG Wo Shun resigned as Executive Director of the Company with effect from 1st April, 2002. The Board would like to express its appreciation to Mr Fung for his invaluable contribution to the Company during his tenure of services.

By Order of the Board
CHOW Yei Ching
Chairman
and
Managing Director

Hong Kong, 2nd April, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

The Company proposed to privatise Chevalier Singapore Holdings Limited, a subsidiary listed on the SGX-ST, by way of a voluntary unconditional cash offer for all the shares in CSHL not already held by SVL.

Dr. Chow, the Chairman and Managing Director of the Company, is interested in approximately 3.89% of the existing issued share capital of CSHL.

Success Vantage Limited, a wholly-owned subsidiary of the Company, will acquire from Dr. Chow his interests in CSHL and accordingly such acquisition is a connected transaction under Rule 14.25(1) of the Listing Rules.

INTRODUCTION

The Board of Directors of Chevalier International Holdings Limited (the "Company") wishes to announce that Success Vantage Limited ("SVL"), one of its wholly-owned subsidiaries, proposed to make a voluntary cash offer (the "Offer") for all the ordinary shares of S$0.20 each ("CSHL Shares") in the capital of Chevalier Singapore Holdings Limited ("CSHL", a company listed on the Singapore Stock Exchange ("SGX-ST")).

THE OFFER

Offer Price

SVL will make the Offer in accordance with The Singapore Code on Takeovers and Mergers (as revised with effect from 1st January 2002) (the "Code") on the following basis:—

For each CSHL Share: S$0.45 in cash (equivalent to approximately HK$1.935) (the "Offer Price")

The Offer Price represents:—

a) a premium of approximately 18.4 per cent. over the last traded price of S$0.38 per CSHL Share (equivalent to approximately HK$1.634) on the SGX-ST on 6th March 2002;

b) a premium of approximately 31.1 per cent. over S$0.3433 (equivalent to approximately HK$1.476), the weighted average of the last transacted prices of the CSHL Shares for the three months prior to the Announcement; and

c) a premium of approximately 53.9 per cent. over S$0.2924 (equivalent to approximately HK$1.257), the weighted average of the last transacted prices of the CSHL Shares for the twelve months prior to the Announcement.

The Offer Price has been arrived at after taking into account, inter alia, the liquidity and share price performance of CSHL, its net tangible assets and earnings performance, the cost and benefits of maintaining a listing for CSHL and the increased flexibility accorded to the Company in deploying a privatised CSHL's resources within the group.

Offer Shares

The Offer will be extended to all the issued CSHL Shares not owned by SVL (including those owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with SVL) (the "Offer Shares").

The Offer Shares will be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by CSHL on or after the date of this Announcement (including any final dividend which may be declared, paid or made by CSHL in respect of the financial year ending 31st March, 2002).

Conditions of the Offer

The Offer is unconditional in all respects.

IRREVOCABLE UNDERTAKINGS

As at the date of this Announcement, the Company, owns 80,000,000 CSHL Shares, representing approximately 71.11% of the existing issued share capital of CSHL.

Dr Chow Yei Ching ("Dr Chow"), a Director and the Chairman of both the Company and CSHL, owns 4,375,000 CSHL Shares, representing approximately 3.89% of the existing issued share capital of CSHL.

Dr Chow and the Company are parties acting in concert with SVL.

SVL has received irrevocable undertakings from each of Dr Chow and the Company to accept the Offer in respect of their respective shareholdings in CSHL, amounting to an aggregate of 84,375,000 CSHL

BACKGROUND INFORMATION ON SVL, THE COMPANY AND CSHL

SVL was incorporated in the British Virgin Islands on 31st January, 2002. It is principally an investment holding company and has an issued and paid-up share capital comprising one share of US$1.00. It has not carried on any business since its incorporation. The directors of SVL are Dr Chow and Messrs Kuok Hoi Sang, Fung Pak Kwan and Kan Ka Hon.

The Company was incorporated in Bermuda as an exempt company on 22nd May, 1989. It is listed on The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") and has a market capitalisation of approximately HK$700 million as at the date of this Announcement. The principal activities of the Company are investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development and investment; a wide range of voice and data communication equipment and services; system integrated IT solutions; sale and servicing of business machines and household products. The directors of the Company are Dr. Chow and Messrs. Kuok Hoi Sang, Fung Pak Kwan, Fung Wo Shun, Kan Ka Hon, Wong Kie Ngok, Alexander, Tam Kwok Wing, Iain Leonard Dale, Cheng Ming Fun, Paul and Wong Wang Fat, Andrew.

CSHL is a company established in Singapore on 18th September, 1972. It is listed on the SGX-ST and has a market capitalisation of approximately S$42.75 million (equivalent to approximately HK$183,825,000) as at the date of this Announcement. The principal activity of CSHL is that of an investment holding company while the principal activities of its subsidiaries are to carry on the business of property investment and the provision of lift and escalator installation, servicing and engineering services. The net tangible assets of CSHL for the two financial years ended 31st March, 2001 were S$65.835 million and S$66.277 million (equivalent to approximately HK$283,090,500 and HK$284,991,100) respectively. The net profits before and after taxation of CSHL for the financial year ended 31st March, 2001 were S$7.782 million and S$5.619 million (equivalent to approximately HK$33,462,600 and HK$24,160,700), respectively. The net profits before and after taxation of CSHL for the financial year ended 31st March, 2000 were S$6.621 million and S$4.770 million (equivalent to approximately HK$28,470,300 and HK$20,511,000) respectively.

RATIONALE FOR THE OFFER

The Offer is made by SVL for the purpose of privatising CSHL.

The reasons for the privatisation are as follows:—

1. **Market Performance of the CSHL Shares**

   The trading liquidity of the CSHL Shares has been low, with average daily trading volume of approximately 8,100 shares and 6,700 shares over the last 12 months and 36 months respectively. In addition, the CSHL Shares have been trading significantly below its net tangible assets value since August 1999.

2. **No need for access to Equity Capital Markets**

   Since CSHL's listing in November 1994, CSHL has not raised any funds from the equity capital markets. Taking into account the non-capital intensive nature of CSHL's operations and the positive operating cashflows and zero gearing of CSHL, the Company does not foresee a need for CSHL to access the equity capital markets in the foreseeable future.

3. **Better flexibility in managing CSHL's resources**

   Taking CSHL private will also give the Company more flexibility in managing the resources of CSHL within the Group.

DISCLOSURE

Save as disclosed in this Announcement, none of SVL, the directors of SVL, the Company, its directors, subsidiaries and associated companies and the directors (i) owns, controls or has agreed to acquire any CSHL Shares as at the date of this Announcement, or (ii) has received any

The Offer Price represents:—

a) a premium of approximately 18.4 per cent. over the last traded price of S$0.38 per CSHL Share (equivalent to approximately HK$1.634) on the SGX-ST on 6th March 2002;

b) a premium of approximately 31.1 per cent. over S$0.3433 (equivalent to approximately HK$1.476), the weighted average of the last transacted prices of the CSHL Shares for the three months prior to the Announcement; and

c) a premium of approximately 53.9 per cent. over S$0.2924 (equivalent to approximately HK$1.257), the weighted average of the last transacted prices of the CSHL Shares for the twelve months prior to the Announcement.

The Offer Price has been arrived at after taking into account, inter alia, the liquidity and share price performance of CSHL, its net tangible assets and earnings performance, the cost and benefits of maintaining a listing for CSHL and the increased flexibility accorded to the Company in deploying a privatised CSHL's resources within the group.

Offer Shares

The Offer will be extended to all the issued CSHL Shares not owned by SVL (including those owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with SVL) (the "Offer Shares").

The Offer Shares will be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by CSHL on or after the date of this Announcement (including any final dividend which may be declared, paid or made by CSHL in respect of the financial year ending 31st March, 2002).

Conditions of the Offer

The Offer is unconditional in all respects.

IRREVOCABLE UNDERTAKINGS

As at the date of this Announcement, the Company, owns 80,000,000 CSHL Shares, representing approximately 71.11% of the existing issued share capital of CSHL.

Dr Chow Yei Ching ("Dr Chow"), a Director and the Chairman of both the Company and CSHL, owns 4,375,000 CSHL Shares, representing approximately 3.89% of the existing issued share capital of CSHL.

Dr Chow and the Company are parties acting in concert with SVL.

SVL has received irrevocable undertakings from each of Dr Chow and the Company to accept the Offer in respect of their respective shareholdings in CSHL, amounting to an aggregate of 84,375,000 CSHL Shares, which represents approximately 75% of the existing issued share capital of CSHL.

Save as disclosed, neither SVL nor any party acting in concert with it, has received any irrevocable undertaking from any party to accept or reject the Offer.

COMPULSORY ACQUISITION AND DELISTING

In view of the irrevocable undertakings given by Dr Chow and the Company, SVL will receive acceptances representing 75% of the existing issued share capital of CSHL.

It is the intention of the Company to make CSHL its wholly-owned subsidiary. It is therefore not the intention of the Company to preserve the listing status of CSHL. If SVL holds or receives acceptances pursuant to the Offer in respect of 90% or more of the Offer Shares, it is the intention of SVL to exercise its right under Section 215(1) of the Singapore Companies Act to acquire compulsorily those Offer Shares not acquired by SVL pursuant to the Offer.

If SVL is able to proceed with the compulsory acquisition, an application will be made by SVL to delist CSHL from the SGX-ST.

Even in the event that SVL is not able to proceed with the compulsory acquisition, should SVL and any party acting in concert with it, as a result of the Offer or otherwise, own or control more than 90 per cent. of the issued share capital of CSHL, the SGX-ST will suspend the listing of CSHL Shares until such time it is satisfied that at least 10 per cent. of CSHL Shares are held by at least 1,000 shareholders who are members of the public, in accordance with the provisions of Clause 1101 of the SGX-ST Listing Manual. In such an event, SVL has no intention to undertake any placement of CSHL Shares in order for the listing suspension to be lifted.

development and investment; a wide range of voice and data communication equipment and services; system integrated IT solutions; sale and servicing of business machines and household products. The directors of the Company are Dr. Chow and Messrs. Kuok Hoi Sang, Fung Pak Kwan, Fung Wo Shun, Kan Ka Hon, Wong Kie Ngok, Alexander, Tam Kwok Wing, Iain Leonard Dale, Cheng Ming Fun, Paul and Wong Wang Fat, Andrew.

CSHL is a company established in Singapore on 18th September, 1972. It is listed on the SGX-ST and has a market capitalisation of approximately S$42.75 million (equivalent to approximately HK$183,825,000) as at the date of this Announcement. The principal activity of CSHL is that of an investment holding company while the principal activities of its subsidiaries are to carry on the business of property investment and the provision of lift and escalator installation, servicing and engineering services. The net tangible assets of CSHL for the two financial years ended 31st March, 2001 were S$65.835 million and S$66.277 million (equivalent to approximately HK$283,090,500 and HK$284,991,100) respectively. The net profits before and after taxation of CSHL for the financial year ended 31st March, 2001 were S$7.782 million and S$5.619 million (equivalent to approximately HK$33,462,600 and HK$24,160,700), respectively. The net profits before and after taxation of CSHL for the financial year ended 31st March, 2000 were S$6.621 million and S$4.770 million (equivalent to approximately HK$28,470,300 and HK$20,511,000) respectively.

RATIONALE FOR THE OFFER

The Offer is made by SVL for the purpose of privatising CSHL.

The reasons for the privatisation are as follows:—

1. **Market Performance of the CSHL Shares**

   The trading liquidity of the CSHL Shares has been low, with average daily trading volume of approximately 8,100 shares and 6,700 shares over the last 12 months and 36 months respectively. In addition, the CSHL Shares have been trading significantly below its net tangible assets value since August 1999.

2. **No need for access to Equity Capital Markets**

   Since CSHL's listing in November 1994, CSHL has not raised any funds from the equity capital markets. Taking into account the non-capital intensive nature of CSHL's operations and the positive operating cashflows and zero gearing of CSHL, the Company does not foresee a need for CSHL to access the equity capital markets in the foreseeable future.

3. ***Better flexibility in managing CSHL's resources***

   Taking CSHL private will also give the Company more flexibility in managing the resources of CSHL within the Group.

DISCLOSURE

Save as disclosed in this Announcement, none of SVL, the directors of SVL, the Company, its directors, subsidiaries and associated companies and the directors (i) owns, controls or has agreed to acquire any CSHL Shares as at the date of this Announcement, or (ii) has received any irrevocable undertaking from any party to accept or reject the Offer as at the date of this Announcement.

FINANCIAL RESOURCES

The total expenses incurred in relation to the Offer, other than for acquisition of CSHL Shares already held by the Company, is estimated to amount to approximately HK$63 million (including the payment of S$1,968,750 (equivalent to approximately HK$8,465,625) to Dr. Chow for his 4,375,000 CSHL Shares) and will be funded by bank borrowing.

HONG KONG LISTING RULES

Pursuant to the Rules Governing the Listing of Securities on the HK Stock Exchange (the "Listing Rules"), the acquisition by SVL of Dr. Chow's interest in CSHL constitutes a connected transaction under Rule 14.23(1)(a). As the aggregate consideration payable by SVL to Dr. Chow for his 4,375,000 CSHL Shares is S$1,968,750 (equivalent to approximately HK$8,465,625), the transaction falls under Rule 14.25(1) of the Listing Rules and is subject to disclosure requirement.

The Offer has been approved by all directors (including the independent non-executive directors) of the Company.

OTHER INFORMATION

Further announcement by the Company will be made upon completion of the Offer and delisting of CSHL.

In this Announcement an exchange rate of S$1 to HK$4.3 has been used.

By order of the Board
Chevalier International Holdings Limited
Dr. Chow Yei Ching
Chairman and Managing Director

6th March, 2002

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2001

HIGHLIGHTS

- Both turnover and profit were down by 10% in view of economic slowdown.
- Insurance business has grown substantially and new *pipe-relining* business has started well.
- Property Management Division in Hong Kong maintained steady progress.
- Group opened its third hotel in China. Occupancy of existing China hotels has increased
- Automobile business in Canada maintains its strong growth.
- Operating costs are being reduced to *improve* profitability. The Group is well positioned to face the challenges ahead.

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2001

	Note	Unaudited Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Turnover	2	1,640,845	1,821,976
Cost of sales		(1,351,551)	(1,492,925)
Gross profit		289,294	329,051
Other revenue		25,080	31,212
Distribution costs		(119,959)	(120,024)
Administrative expenses		(50,252)	(47,232)
Other operating expenses		(19,728)	(19,751)
Profits from operations	3	124,435	173,256
Finance costs		(28,684)	(46,822)
Share of results of associates		8,550	(4,586)
Share of results of jointly controlled entities		(5,086)	(3)
Profit before taxation		99,215	121,845
Taxation	4	(20,976)	(30,834)
Profit after taxation		78,239	91,011
Minority interests		(3,209)	(7,294)
Net profit for the period		75,030	83,717
Interim dividend		24,618	29,172
Earnings per share	5		
Basic		6.1 cents	7.18 cents
Diluted		6.07 cents	7.08 cents
Interim dividend per share		2.0 cents	2.5 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As At 30th September, 2001

	Note	Unaudited 30th September, 2001 HK$'000	Audited 31st March, 2001 HK$'000
NON-CURRENT ASSETS			
Investment properties		384,352	377,904
Property, plant & equipment	6	1,001,150	953,008
Property under development		5,880	35,552
Interest in associates		85,690	79,029
Interest in jointly controlled entities		50,385	9,716
Investments in securities		27,112	5,780
Pledged deposits		63,552	63,000
Club debenture		1,869	1,869

(b) **Leases**

SSAP 14 (Revised) "Leases", prescribes the accounting *policies and disclosure* requirements in relation to finance and operating leases. The adoption of SSAP 14 (Revised) by the Group does not have any impact on these interim financial statements except that certain comparative figures and disclosure have been adjusted and extended to conform with *current period's presentation.*

(c) **Segment reporting**

Adoption of SSAP 26 " Segment reporting" has *resulted in a re-specification of* some reportable segments which were presented in accordance with the disclosure requirements of the Listing Rules in the prior year. *Segment* disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

(d) **Provisions**

In accordance with SSAP 28 "Provisions, contingent liabilities and contingent assets", provisions are recognised when the Group has a present obligation as a result of a past event which is probable will result in an outflow of economic benefits that can be reasonably estimated. The Group does not have *significant provision,* which does not meet the recognition and measurement criteria of SSAP 28 and has to adjust the opening retained profits as at 31st March, 2001.

(e) **Goodwill/negative goodwill**

Goodwill represents the excess of *purchase consideration* over the fair value ascribed to the Group's share of the separable net assets of the acquired subsidiaries, associates or jointly controlled entities. Negative goodwill represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of *subsidiaries, associates or jointly controlled* entities over the purchase consideration.

In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill/negative goodwill previously eliminated against/(credited to) reserves. . Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve in the previous years and will be charged to the income statement at the time of disposal of the relevant subsidiaries, associates or jointly controlled entities, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets". Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be credited to income *at the time of disposal of the relevant subsidiaries,* associates or jointly controlled entities.

Goodwill *arising on acquisitions* of subsidiaries, associates or jointly controlled entities on or after 1st April, 2001 is now recognised as an asset and is amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an *expense immediately. Negative goodwill arising on acquisitions* after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

As a result of this change, the Group has adjusted the prior year's reserve and *retained* profits for the impairment loss identified resulting in a decrease in profit for the six months ended 30th September, 2001 by HK$157,000 and retained profits at 30th September 2001 by HK$23,873,000 and an increase in capital reserve at 30th September, 2001 by the same amount.

2. **Segment Information**

An analysis of the Group's *turnover* and *contribution* to operating profit by business segments and geographical segments are as follows :

(a) **By business segments**

For the six months ended 30th September, 2001

	Lifts and escalators, air-conditioning systems, electrical and mechanical systems and environmental engineering equipment HK$000	Supply and installation of building materials and equipment HK$000	Sales, serving and leasing of motor vehicles HK$000	Property investment and development HK$000	Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines HK$000	Trading of general merchandises HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Elimination HK$000	Group Total by segment HK$000
Turnover											
External Sales	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	–	1,640,845
Inter-segment sales	964	1,924	–	22,452	–	–	17,653	–	4,145	(47,138)	–
Total Turnover	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	30,150	(47,138)	1,640,845

CONDENSED CONSOLIDATED BALANCE SHEET

As At 30th September, 2001

	Note	Unaudited 30th September, 2001 HK$'000	Audited 31st March, 2001 HK$'000
NON-CURRENT ASSETS			
Investment properties		384,352	377,904
Property, plant & equipment	6	1,001,150	953,008
Property under development		5,880	35,552
Interest in associates		85,690	79,029
Interest in jointly controlled entities		50,385	9,716
Investments in securities		27,112	5,780
Pledged deposits		63,552	63,000
Club debenture		1,869	1,869
Goodwill		7,546	—
		1,627,536	1,525,858
CURRENT ASSETS			
Inventories		221,884	244,532
Properties for resales		1,142,397	1,161,638
Debtors, deposits and prepayment	7	1,108,383	1,040,749
Amount due from associates		3,171	902
Amount due from jointly controlled entities		36,321	35,187
Amount due from customers for contract works		113,756	84,688
Investments in securities		81,570	48,809
Cash and bank balances		612,036	705,242
		3,319,518	3,321,747
CURRENT LIABILITIES			
Creditors, deposits and accruals	8	792,480	883,058
Construction costs payable		172,674	176,248
Amount due to associates		121	79
Amount due to jointly controlled entities		19,037	19,032
Amount due to customers for contract works		43,135	5,688
Bills payable		67,337	120,264
Obligation under finance lease, due within 1 year		14	45
Deferred income		174,060	111,846
Provision for taxation		40,284	31,128
Bank loans, due within 1 year		225,645	110,325
Other loans, due within 1 year		22,000	3,382
Short-term bank loans and overdrafts		331,745	255,032
		1,888,532	1,716,127
NET CURRENT ASSETS		1,430,986	1,605,620
NON-CURRENT LIABILITIES			
Bank loans		464,160	605,964
Other loans		—	18,840
		464,160	624,804
MINORITY INTERESTS		326,950	325,411
		2,267,412	2,181,263
CAPITAL & RESERVES			
Share capital	9	307,726	307,726
Reserves	10	1,891,986	1,830,455
Proposed dividends	1(a)	67,700	43,082
		2,267,412	2,181,263

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 September, 2001

1 Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The condensed financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2001 in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number of changes in group accounting policies which are set out below:—

(a) Proposed dividends

In accordance with SSAP 9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of shareholders' funds on the face of the balance sheet.

In adjusting prior year's figure, shareholders' funds as at 31st March, 2001 was restated and increased by HK$43.082 millions representing the proposed final dividend for the year ended 31st March, 2001.

	Lifts and escalators, air-conditioning systems, electrical and mechanical systems and environmental engineering equipment HK$000	Supply and installation of building materials and equipment HK$000	Sales, serving and leasing of motor vehicles HK$000	Property investment and development HK$000	Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines HK$000	Trading of general merchandises HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Elimination HK$000	Group Total by segment HK$000
Turnover											
External Sales	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	—	1,640,845
Inter-segment sales	964	1,924	—	22,452	—	—	17,653	—	4,145	(47,138)	—
Total Turnover	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	30,150	(47,138)	1,640,845
Results											
Segment Results	51,505	29,868	4,364	31,484	(4,745)	(979)	303	(5,469)	8,937		115,268
Unallocated corporate expenses											(3,932)
Operating Profits											111,336
Interest Income											12,292
Dividend Income											807
Profits from operation											124,435
Interest expenses											(28,684)
Share of result of associates	(27)			5,514	2,941				122		8,550
Share of result of jointly controlled entities				(14)					(5,072)		(5,086)
Profit before taxation											99,215
Taxation											(20,976)
Profit before minority interest											78,239
Minority Interest											(3,209)
Net profit for the period											75,030

For the six months ended 30th September, 2000

	Lifts and escalators, air-conditioning systems, electrical and mechanical systems and environmental engineering equipment HK$000	Supply and installation of building materials and equipment HK$000	Sales, serving and leasing of motor vehicles HK$000	Property investment and development HK$000	Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines HK$000	Trading of general merchandises HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Elimination HK$000	Group Total by segment HK$000
Turnover											
External Sales	770,859	137,310	200,110	28,928	534,415	54,894	11,511	22,625	61,324	—	1,821,976
Inter-segment sales	776	—	—	31,247	2,612	—	10,802	—	1,713	(47,150)	—
Total Turnover	771,635	137,310	200,110	60,175	537,027	54,894	22,313	22,625	63,037	(47,150)	1,821,976
Results											
Segment Results	90,989	34,872	4,442	31,825	21,538	(2,728)	711	(906)	(25,158)		155,585
Unallocated corporate expenses											(2,442)
Operating Profits											153,143
Interest Income											19,685
Dividend Income											428
Profits from operation											173,256
Interest expenses											(46,822)
Share of result of associates				10	3,008				(7,604)		(4,586)
Share of result of jointly controlled entities				(4)					1		(3)
Profit before taxation											121,843
Taxation											(30,834)
Profit before minority interest											91,011
Minority Interest											(7,294)
Net profit for the period											83,717

(b) By geographical segments

	Six months ended 30 September HK$ Million			
	Turnover		Contribution to operating profit/(loss) after finance costs	
	2001	2000	2001	2000
Hong Kong	1,071	1,216	65	90
The People's Republic of China	189	165	4	9
Canada	183	212	7	5
Singapore	71	97	16	18
U.S.A.	42	44	—	—
Thailand	65	86	5	5
Others	19	1	(1)	(1)
	1,640	1,821	96	126

3. **Profit from operations**

Profit from operations is stated after charging the followings:

	Six month ended 30th September 2001 HK$'000	2000 HK$'000
Cost of inventories recongnized as expenses	572,402	663,211
Depreciation on property, plant and equipment	24,960	24,483
Staff Costs	223,914	224,132
Operating lease payments in respect of leasing of		
Premises	17,635	15,761
Plant & Equipment	296	187

4. **Taxation**

Hong Kong profits tax has been provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

	Six month ended 30th September 2001 HK$'000	2000 HK$'000
The Company and subsidiaries		
- Hong Kong	15,252	22,828
Overseas	5,170	7,431
Associates		
Hong Kong	556	575
Jointly controlled entities		
Hong Kong	(2)	—
	20,976	30,834

5. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data :

	Six month ended 30th September 2001 HK$'000	2000 HK$'000
Earnings for the purpose of basic earnings per share	75,030	83,717
Effect of dilutive potential ordinary shares : Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	—	(51)
Earnings for the purpose of diluted earnings per share	75,030	83,666
	Number of Ordinary Shares	Number of Ordinary Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,230,904,366	1,165,936,360
Effect of dilutive potential ordinary shares: Share options	4,912,807	14,661,417
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,235,817,173	1,180,597,777

6. **Property, plant and equipment**

11. **Comparative figures**

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2 cents (2000: HK2.5 cents) per share for the six months ended 30th September, 2001, payable on Wednesday, 16th January, 2002 to shareholders whose names appear on the Register of Members of the Company on Friday, 11th January, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 9th January, 2002 to Friday, 11th January, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 8th January, 2002.

BUSINESS REVIEW

As a result of slowdown in the Hong Kong property market, the profitability of the Group's core businesses including lifts and escalators, aluminium windows and curtain walls, electrical and mechanical engineering, and building materials suffered a setback during the six months ended 30th September, 2001. The Group's turnover was HK$1,641 million, representing a decrease of 9.9% over the same period last year. Profit attributable to shareholders was HK$75 million, representing a decrease of 10.3% over the same period last year.

Despite the depressed economic situation in Hong Kong, the Group continued its expansion plan. The progress of those businesses with growth potential, such as insurance and pipe rehabilitation, was encouraging. Turnover of the Group's Insurance Division for the six months ended 30th September, 2001 has grown substantially. In order to cope with the future expansion, the paid-up capital of Chevalier Insurance Company Limited, a wholly-owned subsidiary of the Group, has increased from HK$100 million to HK$140 million in December 2001.

In June 2001, the Group invested in PRS Rohrsanierung GmbH ("PRS"), a German pipe relining and rehabilitation contracting company, by acquiring 44% interest in PRS. In September 2001, the Group further invested in pipe rehabilitation business in Asia by forming a 55:45 joint-venture company, Chevalier-PRS (Asia) Holdings Limited. These subsidiaries have recently been awarded several contracts in HK and Singapore. The Group anticipates that this business will have considerable growth in the future.

Contribution from the investment property in both Mainland and Hong Kong increased due to enhanced rental yield from the luxury residential property in Shanghai. The Property Management Division in Hong Kong also maintained a steady growth in both turnover and profit. The Group currently manages 16 estates and buildings in Hong Kong with a portfolio of approximately 20 million square feet.

Qi Shi Hotel - Dongguan, the third medium-class hotel of the Group in the Mainland, was opened in August 2001. The hotel comprises 96 rooms and features various dining, recreation and business facilities. The occupancy rates of another two hotels of the Group in Xinyang and Jiujiang have improved by reaching approximately 70%.

Although the economy in North America is slowing, the Group's automobile business in Canada is showing strong profit growth, especially the Group's Automobile Division in Toronto, Canada selling Honda vehicles.

CHEVALIER iTECH HOLDINGS LIMITED ("CiTL")

CiTL Group's turnover amounted to HK$418 million for the six months ended 30th September, 2001, representing a decrease of 27% over the same period last year. An operating loss of HK$3.25 million, representing a loss of HK0.38 cent per share was recorded. The setback of the results reflects a difficult business environment stemming from the global economic slowdown.

The performance of CiTL's Telecommunication System and Services Division was unsatisfactory. Turnover of Chevalier Shops and mobile phone franchise shops were adversely affected by the slow down in the market demand and keen competition among local network operators, resulting in lower profit margins of both products and services.

Chevalier (Network Solutions) Limited ("CNSL") has established itself as a quality provider of network solution and system integration services in Hong Kong. Since its inception in last year, CNSL has been awarded a number of large-scale contracts of network solutions and systems integration from local enterprises and corporations.

The operating environment of office equipment business remained difficult with dips in capital expenditure of most corporations. However, the After-sale Services Division maintained a stable performance despite the slow down in turnover.

In the face of the decline in consumer spending and severe competition in household products, Q-Mart Shops ("Q-Mart") focused on re-aligning and streamlining its operation by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

With its continuous efforts in improving operation efficiency and implementing stringent cost control measures, CCHL Group's unaudited consolidated net loss for the six months ended 30th September, 2001 has significantly reduced to HK$1.38 million compared with a loss of HK$19.76 million last year. A loss per share has also been reduced from HK8.63 cents per share in last year to HK0.55 cent for the period.

As at 30th September, 2001, the gross and outstanding value of construction contracts on hand of CCHL Group amounted to approximately HK$2,100 million and HK$236 million respectively, whereas the gross and outstanding value of civil engineering contracts on hand amounted to HK$580 million and HK$273 million respectively.

During the period, Yue Xiu Concrete Company Limited, an associated company of CCHL Group, continued to contribute a steady return to CCHL Group.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

Earnings for the purpose of basic earnings per share	75,030	[illegible]
Effect of dilutive potential ordinary shares :		
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	—	(51)
Earnings for the purpose of diluted earnings per share	75,030	83,666

	Number of Ordinary Shares	Number of Ordinary Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,230,904,366	1,165,936,360
Effect of dilutive potential ordinary shares: Share options	4,912,807	14,661,417
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,235,817,173	1,180,597,777

6. **Property, plant and equipment**

For the six month ended 30th September, 2001, the Group acquired property, plant and equipment of HK$16,406,000 and disposal of fixed assets of HK$ 11,554,000. In addition, hotel property under development of $ 56,867,000 was completed during the current period.

7. **Debtors, deposits and prepayments**

Include in debtors, deposits and prepayments are trade debtors and the ageing analysis is as follows:

	Balance at 30th September 2001 HK$'000	Balance at 31st March 2001 HK$'000
0-60 days	551,555	578,204
61-90 days	37,329	34,553
> 90 days	121,405	93,474
	710,289	706,231

8. **Creditors, deposits and accruals**

Include in creditors, deposits and accruals are trade creditors and the ageing analysis is as follows:

	Balance at 30th September 2001 HK$'000	Balance at 31st March 2001 HK$'000
0-60 days	325,364	338,211
61-90 days	8,467	8,931
> 90 days	22,458	17,052
	356,289	364,194

9. **Share Capital**

There was no movement during the period under review.

10. **Schedule For Movement In Reserves**
As at 30th September, 2001

	Share Premium HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Property Revaluation Reserve: Investment Properties HK$'000	Property Revaluation Reserve: Properties For Own Use HK$'000	Exchange Fluctuation Reserve HK$'000	Retained Profits HK$'000	Total HK$'000
Balance at 31st March, 2001 as previously reported	370,196	267,884	7,526	46,710	98,604	(21,671)	1,061,206	1,830,455
Prior year adjustments:—								
Retrospective recognition of impairment of goodwill held in reserves		23,873					(23,873)	—
Effect of adopting SSAP 9 (Revised)							43,082	43,082
Balance at 31st March, 2001 as restated	370,196	291,757	7,526	46,710	98,604	(21,671)	1,080,415	1,873,537
Released on disposal of revalued property				(741)				(741)
Reversal of goodwill written off against capital reserve upon dissolution of a subsidiary		792						792
Transfer from property revaluation reserve to retained profits upon disposal of property					(158)		158	—
Exchange gain on translation of financial statements of foreign subsidiaries						11,068		11,068
Net profit for the period							75,030	75,030
Reserves	370,196	292,549	7,526	45,969	98,446	(10,603)	1,087,903	1,891,986
Proposed Dividends							67,700	67,700
Balance at 30th September, 2001	370,196	292,549	7,526	45,969	98,446	(10,603)	1,155,603	1,959,686

The operating environment of office equipment business remained difficult with dips in capital expenditure of most corporations. However, the After-sale Services Division main[illegible] a stable performance despite the slow down in turnover.

In the face of the decline in consumer spending [illegible]d severe competition in household products, Q-Mart Shops ("Q-Mart") focused on re-aligning and streamlining its operation by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

With its continuous efforts in improving operation efficiency and implementing stringent cost control measures, CCHL Group's unaudited consolidated net loss for the six months ended 30th September, 2001 has significantly reduced to HK$1.38 million compared with a loss of HK$19.76 million last year. A loss per share has also been reduced from HK8.63 cents per share in last year to HK0.55 cent for the period.

As at 30th September, 2001, the gross and outstanding value of construction contracts on hand of CCHL Group amounted to approximately HK$2,100 million and HK$236 million respectively, whereas the gross and outstanding value of civil engineering contracts on hand amounted to HK$580 million and HK$273 million respectively.

During the period, Yue Xiu Concrete Company Limited, an associated company of CCHL Group, continued to contribute a steady return to CCHL Group.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

For the six months ended 30th September, 2001, the operating profit before tax of CSHL Group was S$3.8 million, representing a decline of 9.8% over the same period last year. Turnover was reduced by 24.1% to S$15.3 million over the same period last year mainly as a result of the decrease in both number and value of the lift and escalator installation projects completed during the period. However, CSHL Group managed to achieve a steady growth in revenue from the upgrading, retrofitting, testing and commissioning, servicing and maintenance of lifts and escalators.

FINANCIAL REVIEW

As at 30th September, 2001, the total credit facilities available to the Group amounted to HK$2,803 million and the undrawn balance stood at HK$1,692 million. Cash available to the Group as at 30th September, 2001 amounted to HK$676 million.

PROSPECTS

Following the technology bubble burst in 2000, the global economy has deteriorated (particularly in the US). The September 11 terrorist attacks on the US have further dampened the economic conditions worldwide, aggravating the economy and employment situation in Hong Kong, affecting all types of employees. The Group anticipates that this severe business environment will continue until a rebound in global economy is seen, particularly in the US.

Local interest rates have been reduced to the lowest level for the last 30 years in tandem with the US. This, together with the government's recent suspension on the sale of Home Ownership Scheme (HOS) flats for ten months, has encouraged the users to enter the property market. Recent responses to the sales of new residential units and the public auction of land are encouraging. Moreover, with the Mainland's accession to the World Trade Organization, Hong Kong's leading role as a gateway to the Mainland and as an international metropolitan centre will be enhanced. Numerous business opportunities will emerge in the Mainland, particularly in the area of construction and infrastructure. The Group remains cautiously optimistic about the long-term prospects of Hong Kong's economy.

Looking forward, the Group will continue to reduce its operating costs in order to improve its competitiveness and exploit business opportunities particularly in the Mainland. The Group believes that with our experienced management team, solid financial position and extensive regional network, the Group is well-positioned to face the challenges ahead.

EMPLOYEES AND REMUNERATION POLICY

As at 30th September, 2001, the Group employed approximately 4,900 full time staff in Hong Kong and overseas. Total staff costs amounted to approximately HK$224 million for the period. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, shall meet at least twice in a year. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period from 1st April, 2001 to 30th September, 2001.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to extend our gratitude to our shareholders for their support and express to our staff for their dedication and contribution during the period.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2001

Websites: http://www.chevalier.com
http://www.irasia.com/listco/hk/chevalierint

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:40 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2001.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2001

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 14th September, 2001.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2001

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2001, together with the comparative figures for the previous year, are summarized as follows:

	Note	2001 *HK$'000*	2000 *HK$'000*
Turnover	*1*	3,774,657	4,289,547
Cost of sales		(3,115,102)	(3,553,537)
Gross profit		659,555	736,010
Other revenue		64,722	132,084
Distribution costs		(237,194)	(279,161)
Administrative expenses		(121,041)	(122,069)
Other operating expenses		(44,790)	(37,347)
Profit from operations before finance costs	2	321,252	429,517
Finance costs		(83,795)	(51,804)
Profit from operations of the Group		237,457	377,713
Share of results of associates		(9,752)	623
Share of results of jointly controlled entities		5,974	375
Profit before taxation		233,679	378,711
Taxation	3	(49,460)	(80,359)
Profit before minority interests		184,219	298,352
Minority interests		(12,460)	(23,663)
Profit available for appropriation		171,759	274,689
Dividends		(73,214)	(91,886)
Profit for the year, retained		98,545	182,803
Earnings per share	*4*		
Basic		15 cents	24 cents
Diluted		14 cents	24 cents

Notes:

1. **TURNOVER AND CONTRIBUTION**

An analysis of the Group's turnover and contribution to profit from operations by business segments and geographical area are as follows:

	Turnover 2001 *HK$'000*	Turnover 2000 *HK$'000*	Contribution to profit from operations 2001 *HK$'000*	Contribution to profit from operations 2000 *HK$'000*
By business segments:				
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	1,741,008	1,736,889	166,745	132,799
Supply and installation of building materials and equipment	271,633	565,024	97,837	89,846
Sales, servicing and leasing *of motor vehicles*	332,360	385,152	630	3,584
Sales of computer equipment, office equipment and leasing of equipment	534,941	563,828	8,639	14,367
Trading of general merchandise	121,081	95,670	(7,527)	(6,562)
Property investment	59,851	244,576	(16,792)	31,482
Telecommunication, IT and network solutions, technical and maintenance services	408,324	478,716	19,448	33,588
Insurance business	125,206	16,498	(845)	(2,218)
Building management, hotel and *travel agency services and others*	180,253	203,194	(30,678)	80,827
	3,774,657	4,289,547	237,457	377,713
By geographical area:				
Hong Kong	2,563,990	2,736,334	140,878	289,525
The People's Republic of China, other than Hong Kong and Macau	372,501	648,269	51,506	46,746
Canada	349,136	402,780	2,623	2,840
Singapore	164,118	268,714	32,688	29,628
U.S.A.	90,681	83,572	334	(1,052)
Thailand	141,433	145,314	8,917	13,175
Others	92,798	4,564	511	(3,149)
	3,774,657	4,289,547	237,457	377,713

2. **PROFIT FROM OPERATING ACTIVITIES**

	2001 *HK$'000*	2000 *HK$'000*
Profit from operations before finance costs is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	55,344	46,346
Assets held under finance leases	43	63
	55,387	46,409
Less: Amount capitalised to contract work	(71)	(99)
	55,316	46,310
Staff costs including directors' emoluments	536,092	546,714
Operating lease payments in respect of leasing of		
Premises	31,805	99,876
Others	687	696
	32,492	100,572

3. **TAXATION**

	2001 *HK$'000*	2000 *HK$'000*
Company and subsidiaries		
Current year profits tax		
Hong Kong	35,527	64,755
Overseas	13,088	10,176
Deferred taxation		
Hong Kong	(180)	(915)
	48,435	74,016
Associates		
Current year profits tax		
Hong Kong	805	4,607
Jointly controlled entities		
Current year profits tax		
Hong Kong	220	1,736
	49,460	80,359

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000 : 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

4. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 *HK$'000*	2000 *HK$'000*
Earnings for the purposes of basic earnings per share	171,759	274,689
Earnings for the purposes of diluted earnings per share	171,691	274,361
	Number of shares *'000*	*'000*
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,182,860	1,122,435
Effect of dilutive potential ordinary shares: Share options *(Note)*	11,093	9,387
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,193,953	1,131,822

Note: Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.

5. Certain comparative figures have been reclassified to conform with current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK3.5 cents (2000: HK5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 21st September, 2001. This, together with the interim dividend of HK2.5 cents (2000: HK3 cents) per share paid during the year, represents a dividend distribution of HK6 cents (2000: HK8 cents) per share for the year ended 31st March, 2001.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Friday, 2nd November, 2001 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 17th September, 2001 to Friday, 21st September, 2001, less a discount of 5%. A circular giving full details of *the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 10th October,* 2001. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 14th September, 2001.

BUSINESS REVIEW

OVERVIEW

The previous year ended 31st March, 2000 saw a pre-tax profit of HK$377 million including the exceptional profit of HK$75 million. The current year ended 31st March, 2001 recorded a pre-tax profit of HK$237 million, representing a 21.5% reduction after deducting the exceptional profit last year. Turnover was down by 12% reflecting tighter commercial conditions.

THE COMPANY

Building Services

The lifts and escalators and other building services divisions were affected by the sluggish property market in Hong Kong. Even though the housing affordability improved after the fall in prices over the past few years and the significant rate cuts in the past six months, the property market remained comparatively slow because of abundant supply and lack of confidence. As a result, the building services market has shrunk and become more competitive. Nevertheless, the Lifts and Escalators Division has secured a number of contracts in Hong Kong from major developers and Hong Kong Housing Authority ("HKHA"). Aluminium and Curtain Wall Division also secured contracts for Cyberport Development, the Northern Site Podium at the Hong Kong Station of the Airport Express and KCRC Service Department at Hung Hom Bay during the year.

The Group acquired 45% interest in Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") *and PPRHK debt* for a total consideration of HK$21,248,000 from Chevalier Construction Holdings Limited in August 2000. PPRHK introduced the pipe rehabilitation technology in Hong Kong since 1998 and has successfully completed a number of trial jobs for various government authorities.

Environmental Business

Chevalier (Envirotech) Limited currently operates 5 air quality monitoring stations in Hong Kong. In August 2000, our joint venture company, Chevalier Enviro Services, Inc. commenced its medical waste treatment operation in Manila. *The company is making use of the advanced and environmentally safe SANITEC Microwave Disinfection System.* The technology was also introduced to Vietnam by the end of last year.

Property Investment and Property Management

Property market in Shanghai recovered tremendously in last year. The occupancy rate of Chevalier Place, the Group's luxury residential property in Shanghai, has increased to approximately 90% and rental income derived thereon has increased significantly. In Hong Kong, during the year, rental revenue of approximately HK$14 million was received from the investment properties.

The Group's property management division secured contracts from the HKHA for the provision of management services for residential units, shopping arcades, carparks and other communal facilities. At present, the Group manages 16 estates and buildings with a portfolio of approximately 20 million square feet.

Insurance

Despite the increasing competition, the Group's insurance division recorded a significant improvement in both turnover and premium income in last year. As at 31st March, 2001, its gross premium portfolio significantly increased by 6 *times to approximately HK$136 million compared to same period last year. Business growth is maintained in the first* quarter of the current financial year.

Hotel Investment

Overall performance of the Group's two hotels in the Xinyang and Jiujiang of Mainland China showed modest increase in room rates with occupancy rate improved to about 70%. Construction works of the third hotel project in Dongguan has recently been completed and the grand opening will be held very soon.

Performance of the hotel business in Canada, the "Rosedale on Robson Suite Hotel", is in line with expectations and provided a stable stream of revenue to the Group during the year under review.

Overseas Business

In April of this year, Chevalier Chrysler Inc., which celebrated its 10th anniversary last year, was granted ISO 9002 certification for quality assurance in the scope of vehicle sales, services and parts. In addition, Honda dealership won Quality Dealer Award for the year of 2001 due to its remarkable sales volume and achievements in customer satisfaction. Overall performance of car dealership business in last year improved substantially because of the outstanding service quality and continued economic growth in North America.

Subsequent Events

In April 2001, the Group acquired 4,500,000 shares in NordiTube Technologies AB ("NordiTube"), representing 19% interest in NordiTube's issued share capital. The total investment in NordiTube amounted to approximately *HK$5,600,000. NordiTube is a company listed on the Stockholm Stock Exchange and is principally engaged in the* design and construction for rehabilitating water-supply system, gas-supply system and sewers. At present, the Group together with PRS Rohrsanierung GmbH ("PRS"), the Group's joint venture partner in pipe rehabilitation business, *own 19% and 32% equity of NordiTube respectively and have become the major shareholders of NordiTube.*

In June 2001, the Company invested further in PRS by subscribing 6,482,000 shares at a consideration of HK$39 million, representing 44% of enlarged share capital of PRS. Currently, PRS owns 30% interest in PPRHK.

CHEVALIER ITECH HOLDINGS LIMITED ("CiTL")

During the year, CiTL group's results were affected by the continued reductions in capital spending of the small and medium enterprises and the sluggish local economy. Its turnover dropped to HK$1,055 million. Profit attributable to shareholders reduced to HK$7.76 million. Earnings per share decreased to HK0.91 cent.

During the year, the computer market was adversely affected by rapid changes in technology and global production capacity. Telecommunication market, on the other hand, benefited from the development of information technology and the improved quality of telecommunication products and services. Revenue generated from the mobile phone retail business and related valued-added services continued to grow. However, the market will become more difficult because of the slowdown in domestic demand and delay in the introduction of new technology. Overall performance of Q-Mart Shops was satisfactory despite losses still incurred due to the write-offs of the initial setup costs and depreciation charges. Currently, CiTL group operates a total of 14 Q-Mart Shops in various locations.

In mid-2000, Chevalier (Network Solutions) Limited was established to provide one-stop IT solutions and services. As at 31st March, 2001, a major contract includes the fibre network and telephone system installation and maintenance which was awarded by Television Broadcasts Limited with a contract value of approximately HK$20 million.

During the year, the Internet Division has discontinued the Internet dial-up services and has shifted its focus to broadband services, VPN connectivity and IP security to corporate users. Subsequent to the year-end, CiTL group disposed of all interests in the paging services.

CiTL group's business in Thailand continued to maintain a stable growth. In September last year, Chevalier iTech Thai Limited (formerly known as Chevalier OA (Thailand) Limited) received two awards namely the "Outstanding Solution Sales" and "Best Report Award (Outstanding Analysis)" in marketing of office equipment in Thailand. Recently, the Thailand operation has undergone corporate restructuring so as to streamline CiTL group's financial resources in Thailand and strengthen its capital base.

Looking forward, the business outlook of CiTL will be extremely difficult. This is because consumer spending remains low due to global economic downturn and keen competition continues due to excessive supply of merchandise and rapid change in technology. However, the negative impact may gradually be offset by the long-term benefit to the Mainland and Hong Kong after the entry of China to World Trade Organization. CiTL has re-aligned its business plan in order to improve its competitiveness and face the new challenge.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

CCHL group's turnover for the year ended 31st March, 2001 decreased to HK$1,226 million. Loss for the year amounted to HK$27.6 million and loss per share was HK11.66 cents. The construction industry in Hong Kong has been affected by the prolonged slowdown in the property market. The unsatisfactory performance of CCHL was mainly due to the shortage of new jobs and delay in the progress of certain projects in the first half of the year.

During the year, CCHL group was awarded a contract valued at HK$148 million for the building of The Professional Complex Development at The Hong Kong Polytechnic University. As at 31st March, 2001, the outstanding value of construction works and civil engineering works amounted to HK$606 million and HK$303 million respectively.

After the significant rate cuts during the first half of 2001 and the government's commitment to stabilize the property prices, the market sentiment has improved gradually. The construction industry in the long run will also be affected and business opportunities for CCHL is expected to increase. In the meantime, the company will continue to strengthen its management team and implement stringent cost control measures.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

Despite the continuing poor sentiment in the construction sector in Singapore, CSHL, a 71.1% subsidiary company of the Group, has managed to perform well during financial year ended 31st March, 2001. Its post-tax profit reported a 17.8% growth to S$5.6 million for the year as compared with last year regardless the turnover fell 34% to S$35.9 million for the year ended 31st March, 2001. The profitability is principally attributable to better collections resulting in a net write-back of provision on doubtful accounts and repayment of all bank loans and overdrafts resulting in significant reduction of interest expenses.

CSHL has noted the Singapore government's continuing expenditure in the building construction sector, as a result of which institutional building and infrastructure development projects have increased. In line with the growth in this public sector, CSHL has secured bulk orders from the Land Transport Authority for the installation of lifts in all existing MRT stations, and has also continued to secure lift installation projects for schools, institutions of higher learning, community clubs and libraries.

FINANCIAL REVIEW

As at 31st March, 2001, the Group's total net asset amounted to approximately HK$2,124,512,000 (2000: HK$2,042,313,000), an increase of HK$82 million or 4% when compared with 2000.

Total debt to equity ratio was 46.77% (2000: 49.07%) and net debt to equity ratio was 10.67% (2000: 19.35%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of 2,124,512,000 (2000: HK$2,042,313,000).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$993,684,000 (2000: HK$1,002,224,000). Cash and deposit at bank amounted to HK$766,971,000 (2000: HK$607,033,000) and net borrowings amounted to HK$226,713,000 (2000: HK$395,191,000).

PROSPECTS

The economies of the Japan and US are showing signs of slowdown — slow consumer spending, stagnant manufacturing and lack of confidence are the signs. The US Government has slashed interest rate 6 times in the first half of this year. With continued reductions in capital spending, it is anticipated that signs of improvement will not emerge until end of this year or early next year.

At the recent session of the National People's Congress, China formulated its Nineth Five-Year Plan. It is anticipated that the economy of the Mainland will grow at an average of seven per cent over the next five years. The Mainland's imminent entry to the World Trade Organization and the acceleration of the development of Western China will speed up its economic reforms and will offer tremendous business opportunities to both Hong Kong and overseas enterprises. Being the gateway to China and an international business centre, Hong Kong will undoubtedly be benefited from these opportunities. Chevalier owns network of ten representative offices in the Mainland gives the Group access and advantage.

With the global economy expected to slow and the US in increasing risk of falling into recession, economic growth in Hong Kong will decelerate. It will be impossible for Hong Kong to maintain last year's growth. The performance of the economy in the rest of the year will greatly depend on the validity of the measures taken by the US Government to stimulate its economy. Although the impact of rate cuts may not materialize in the near future, such reduction should help revive domestic demand particularly investment. Therefore, the Group expects that the economy will gradually improve towards the end of this year or early next year.

With stiff market competition and the decrease in the supply of private and public housing, it is envisaged that contribution from the building services and construction will be reduced in the coming year. Nevertheless, the Group's determination to diversify its business will bring stability in revenue and operational flexibility to the Group and enhance its competitive status to the changes of the volatile global marketplace. Looking ahead, the Group is committed to continue to explore opportunities and avenues to grow its business and enhance the value to its shareholders.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange, comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

SHAREHOLDERS AND STAFF

On behalf of the Board, I would like to take this opportunity to extend our gratitude to our shareholders for their support and to our staff for their dedication and contribution over the past year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th July, 2001

websites: http://www.chevalier.com
http://www.irasia.com/listco/hk/chevalierint

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
For the six months ended 30th September, 2000

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2000

	Note	Unaudited six months ended 30th September, 2000 HK$'000	1999 HK$'000
Turnover	2	1,821,976	2,091,498
Cost of sales		(1,492,925)	(1,695,968)
Gross Profit		329,051	395,530
Other Revenue		31,212	104,797
Distribution Costs		(120,024)	(144,466)
Administrative Expenses		(47,232)	(62,838)
Other Operating Expenses		(19,751)	(17,878)
Profits from operations	3	173,256	275,145
Finance Costs		(46,822)	(23,050)
Share of results of associates		(4,586)	(2,337)
Share of results of jointly controlled entities		(3)	6
Profit before taxation		121,845	249,764
Taxation	4	30,834	52,355
Profit after taxation		91,011	197,409
Minority interests		(7,294)	(14,189)
Profit attributable to shareholders		83,717	183,220
Interim Dividend		29,172	33,584
Earnings per share	5		
Basic		7.18 cents	16.4 cents
Diluted		7.08 cents	16.3 cents
Interim Dividend per share		2.5 cents	3 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2000

	Note	Unaudited 30th September, 2000 HK$'000	Audited 31st March, 2000 HK$'000
NON-CURRENT ASSETS			
Investment properties		410,966	410,958
Property, plant & equipment	6	970,860	880,400
Property under development		16,854	6,279
Interest in associates		77,619	82,237
Interest in jointly controlled entities		3,449	3,452
Investments in securities		29,388	35,536
Club debenture		1,869	1,869
		1,511,005	1,420,731
CURRENT ASSETS			
Inventories		261,813	264,142
Properties for resales		1,162,142	1,163,495
Debtors, deposits and prepayments	7	1,043,695	1,127,242
Amount due from associates		4,865	–
Amount due from jointly controlled entities		37,012	39,742
Amount due from customers for contract works		109,873	148,931
Dividends receivable from associates		–	1,710
Investments in securities		116,996	95,370
Other short-term unlisted investments		24,788	38,364
Cash and bank balances		694,298	607,033
		3,455,482	3,486,029
CURRENT LIABILITIES			
Creditors, deposits and accruals	8	787,424	866,344
Construction costs payable		180,020	249,362
Amount due to associate		26	42
Amount due to jointly controlled entities		19,032	19,032
Amount due to customers for contract works		64,089	75,294
Bills payable		64,123	129,374
Obligation under finance lease, due within 1 year		233	116

(b) *By geographical segments*

	Turnover Six months ended 30th September, 2000 HK$'Million	1999 HK$'Million	Contribution to operating profit after finance costs Six months ended 30th September, 2000 HK$'Million	1999 HK$'Million
Hong Kong	1,216	1,227	90	204
The People's Republic of China	165	404	9	23
Canada	212	206	5	6
Singapore	97	148	18	19
U.S.A.	44	40	0	0
Thailand	86	63	5	1
Others	1	3	(1)	(1)
	1,821	2,091	126	252

3. **Profit from operations**
Profit from operations is stated after charging the followings:

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Cost of stock sold	663,211	608,970
Depreciation on property, plant and equipment	24,483	15,235
Net realised loss and unrealised holding loss on trading securities	13,113	1,488

4. **Taxation**
Hong Kong profits tax has been provided for at the rate of 16% (1999: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
The Company and subsidiaries		
Hong Kong	22,828	44,526
Overseas	7,431	6,492
Associates		
Hong Kong	575	1,337
	30,834	52,355

5. **Earnings per share**
The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Earnings for the purpose of basic earnings per share	83,717	183,220
Effect of dilutive potential ordinary shares: Adjustment to the share of results of a subsidiary based on dilution of its earnings per share	(51)	(164)
Earnings for the purpose of diluted earnings per share	83,666	183,056
	Number of Ordinary Shares	Number of Ordinary Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,165,936,360	1,115,455,872
Effect of dilutive potential ordinary shares: Share options	14,661,417	7,504,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,180,597,777	1,122,959,872

6. **Property, plant and equipment**
For the six month ended 30th September, 2000, the Group acquired property, plant and equipment of HK$120,673,000 and disposed of fixed assets of HK$7,032,000.

7. **Debtors, deposits and prepayments**
The ageing analysis of trade debtors is as follows:

Balance at Balance at

BUSINESS REVIEW

In the six month period to 30th September 2000, Group's turnover decreased by 12.9% to HK$1,822 million as compared to the same period last year. Profit attributable to shareholders was down to HK$84 million with diluted earnings per share reduced to HK7.08 cents as there is no exceptional profit in this period. The performance of the core businesses - building services, aluminium windows and curtain wall – remained steady during the period under review.

The Group's environmental business unit, Chevalier (Envirotech) Limited, has been awarded two new projects in Hong Kong and the Mainland for the provision of landfill restoration and pharmaceutical factory waste water treatment plant. In August 2000, Chevalier Enviro Services, Inc. ("CESI"), a 85% joint venture with a Philippines company, commenced its medical waste treatment operation in Manila making use of the environmentally-safe SANITEC Microwave Disinfection System. This advanced technology has been introduced to Hong Kong and other Asian countries by Chevalier. As at 30th September, 2000, CESI had medical waste treatment contracts in hand with 9 hospitals. Negotiation for more contracts is in progress.

Since the beginning of this year, the property market in Shanghai has recovered. The leasing of units in Chevalier Place, the Group's luxury residential property in Shanghai, has been progressing well with nearly 70% of the units rented. In addition, contribution from investment properties in Hong Kong also improved and such investment has provided the Group with steady recurring income.

The Group's automobile and hotel business in Canada was stable. The occupancy rates of those two existing three-star hotels in the Mainland are satisfactory and the Qi Shi Hotel in Jiujiang, in particular, has contributed positive cashflow to the Group. The hotel in Dongguan is under construction and will be completed next year.

In August 2000, the Group entered into an agreement with a wholly-owned subsidiary of Chevalier Construction Holdings Limited to purchase its 45% interest in Preussag Pipe Rehabilitation Hong Kong Limited ("PPR") and PPR debt at a total consideration of HK$21,248,000. The transaction was completed in October 2000. PPR is principally engaged in the design and construction for rehabilitation of drinking water, flushing water, gas, sewage and drainage pipelines. The Board of Directors believes the acquisition will enable the Group to realign and diversify its business activities.

Chevalier iTech Holdings Limited ("CiTL")
During the six months ended 30th September, 2000, CiTL recorded an unaudited consolidated turnover of HK$578 million, representing an increase of 5% over the corresponding period last year. The performance of CiTL, however, was adversely affected by the difficult situation faced by small and medium-sized enterprises, keen competition in equipment sales and service, and the increase in investment in retail business and network solution sector. Profit attributable to shareholders decreased to HK$7.4 million.

Sale of computer equipment increased substantially as a result of successful marketing strategies. The performance of telecommunication systems and services division has improved despite the difficult market condition. The mobile phone retail chain recorded improved results as the income on the sale of mobile phones and related services increased.

Severe competition and set-up costs have affected the operating results of the information technology and network solution division. Nevertheless, CiTL is committed to develop in this fast-growing area and additional resources will be allocated to cope with the fast-growing business environment.

The performance of the after-sales services division continues to be affected by the slowdown of business especially in small and medium-sized enterprises. In order to broaden our customer base, CiTL will continue to strengthen our technical and maintenance teams so as to provide one-stop quality service to customers.

During the period, CiTL continues its investment plan in the Q-Mart retail chain, even though the amortization of investment has greatly affected its operating results. Management believes that CiTL will benefit from such business when recovery comes and drives consumer spending further.

Turnover and operating results of the subsidiary companies in Thailand improved substantially during the period under review. Sale of computer equipment and telecommunication systems continued to achieve a significant growth.

Chevalier Construction Holdings Limited ("CCHL")
CCHL's unaudited consolidated net loss for the six months ended 30th September, 2000 amounted to HK$19.8 million, compared with an attributable profit of HK$2.3 million for the corresponding period last year. The loss was mainly due to the delay in the progress of certain projects and, as a result, additional costs were incurred

	Note		
CURRENT ASSETS			
Inventories		261,813	264,142
Properties for resales		1,162,142	53,495
Debtors, deposits and prepayments	7	1,043,695	27,242
Amount due from associates		4,865	–
Amount due from jointly controlled entities		37,012	39,742
Amount due from customers for contract works		109,873	148,931
Dividends receivable from associates		–	1,710
Investments in securities		116,996	95,370
Other short-term unlisted investments		24,788	38,364
Cash and bank balances		694,298	607,033
		3,455,482	3,486,029
CURRENT LIABILITIES			
Creditors, deposits and accruals	8	787,424	866,344
Construction costs payable		180,020	249,362
Amount due to associate		26	42
Amount due to jointly controlled entities		19,032	19,032
Amount due to customers for contract works		64,089	75,294
Bills payable		64,123	129,374
Obligation under finance lease, due within 1 year		[illegible]33	116
Deferred income		37,774	39,014
Provision for taxation		76,444	60,980
Proposed dividends		29,172	58,283
Dividend Payable		58,517	–
Bank loans, due within 1 year		225,634	263,646
Other loans, due within 1 year		1,650	3,278
Short-term bank loans and overdraft		527,161	479,389
		2,071,[illegible]99	2,244,154
NET CURRENT ASSETS		1,384,[illegible]83	1,241,875
NON-CURRENT LIABILITIES			
Bank loans		405,[illegible]34	233,464
Other loans		22,[illegible]22	22,222
Obligation under finance leases		45	45
Deferred taxation		[illegible]80	180
		428,[illegible]81	255,911
MINORITY INTEREST		369,[illegible]03	364,382
		2,097,[illegible]04	2,042,313
CAPITAL & RESERVES			
Share capital	9	291,716	291,413
Reserve	10	1,805,988	1,750,900
		2,097,704	2,042,313

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2000

1. **Significant accounting policies**
The condensed financial statements has been prepared on a basis consistent with the principal accounting policies as state in the financial statements for the year ended 31st March, 2000 included in the annual report of the Company for the year 2000 and in accordance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement, and the statement of recognised gains and losses, being the first cash flow statement and the first statement of recognised gains and losses to be included in the interim financial report relating to accounting period ended on or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2. **Segment Information**
An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

(a) *By business segments*

	Turnover Six months ended 30th September, 2000 HK$'Million	Turnover Six months ended 30th September, 1999 HK$'Million	Contribution to operating profit after finance costs Six months ended 30th September, 2000 HK$'Million	Contribution to operating profit after finance costs Six months ended 30th September, 1999 HK$'Million
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	771	786	91	82
Supply and installation of building materials and equipment	137	403	35	31
Sales, servicing and leasing of motor vehicles	200	199	2	3
Property investment and development	29	69	(5)	13
Voice and data communication equipment and services, system integrated IT solutions and sales and servicing of business machines	534	535	20	17
Trading	55	41	(4)	(1)
Others	95	58	(13)	107
	1,821	2,091	126	252

Earnings for the purpose of basic earnings per share	[illegible]	183,220
Effect of dilutive potential ordinary shares: Adjustment to the share of results of a subsidiary based on dilution of its earnings per share	([illegible]	(164)
Earnings for the purpose of diluted earnings per share	83,666	183,056

	Number of Ordinary Shares	Number of Ordinary Shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,165,936,360	1,115,455,872
Effect of dilutive potential ordinary shares: Share options	14,661,417	7,504,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,180,597,777	1,122,959,872

6. **Property, plant and equipment**
For the six month ended 30th September, 2000, the Group acquired property, plant and equipment of HK$120,673,000 and disposed of fixed assets of HK$7,032,000.

7. **Debtors, deposits and prepayments**
The ageing analysis of trade debtors is as follows:

	Balance at 30th September, 2000	Balance at 31st March, 2000
0 - 60 days	576,570	526,570
61 - 90 days	17,870	31,636
> 90 days	115,743	104,112
	710,183	662,318

8. **Creditors, deposits and accruals**
The ageing analysis of trade creditors is as follows:

	Balance at 30th September, 2000	Balance at 31st March, 2000
0 - 60 days	306,898	327,484
61 - 90 days	7,978	9,654
> 90 days	23,874	19,646
	338,750	356,784

9. **Share Capital**

Issued and fully paid	Number of ordinary shares of HK$0.25 each '000	Nominal Value HK$'000
Balance as at 1st April, 2000	1,165,654	291,413
Issue of shares under share option scheme	1,212	303
	1,166,866	291,716

10. **Reserves**

	Share premium HK$'000	Capital reserve HK$'000	Property revaluation reserve: Capital redemption reserve HK$'000	Property revaluation reserve: Investment properties HK$'000	Property revaluation reserve: Properties for own use HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 31st March, 2000	350,227	286,198	7,526	66,131	90,560	(12,065)	962,323	1,750,900
Issued of new share	408	-	-	-	-	-	-	408
Share issue expenses	(2)	-	-	-	-	-	-	(2)
Transfer	(3)	3	-	-	-	-	-	-
Profits for the period	-	-	-	-	-	-	83,717	83,717
Exchange difference on translation of financial statements of foreign subsidiaries	-	-	-	-	-	353	-	353
Goodwill on acquisition of additional interest in subsidiary	-	(175)	-	-	-	-	-	(175)
Proposed dividend	-	-	-	-	-	-	(29,172)	(29,172)
Additional dividend	-	-	-	-	-	-	(41)	(41)
Balance as at 30th September, 2000	350,630	286,026	7,526	66,131	90,560	(11,712)	1,016,827	1,805,988

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2.5 cents (1999: HK3 cents) per share for the six months ended 30th September, 2000 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 19th January, 2001.

The Directors have also resolved that the interim dividend should be paid on Thursday, 8th March, 2001 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 15th January, 2001 to Friday, 19th January, 2001 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Wednesday, 7th February, 2001. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 15th January, 2001 to Friday, 19th January, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 12th January, 2001.

Severe competition and set-up costs have affected the operating results of the information technology and network solution division. Nevertheless, CiTL is committed to develop in this fast-growing area and additional resources will be allocated to cope with the fast-growing business environment.

The performance of the after-sales services division continues to be affected by the slowdown of business especially in small and medium-sized enterprises. In order to broaden our customer base, CiTL will continue to strengthen our technical and maintenance teams so as to provide one-stop quality service to customers.

During the period, CiTL continues its investment plan in the Q-Mart retail chain, even though the amortization of investment has greatly affected its operating results. Management believes that CiTL will benefit from such business when recovery comes and drives consumer spending further.

Turnover and operating results of the subsidiary companies in Thailand improved substantially during the period under review. Sale of computer equipment and telecommunication systems continued to achieve a significant growth.

Chevalier Construction Holdings Limited ("CCHL")
CCHL's unaudited consolidated net loss for the six months ended 30th September, 2000 amounted to HK$19.8 million, compared with an attributable profit of HK$2.3 million for the corresponding period last year. The loss was mainly due to the delay in the progress of certain projects and, as a result, additional costs were incurred.

During the period under review, CCHL was awarded a HK$148 million building contract of The Professional Complex Development at Hong Kong Polytechnic University. As of 30th September, 2000, the total value of building construction projects in hand is approximately HK$3.75 billion, of which HK$1.33 billion remains outstanding and the total value of outstanding civil engineering contracts is HK$430 million.

Chevalier Singapore Holdings Limited ("CSHL")
Turnover of CSHL declined by 31.1% to S$20.2 million as compared to the previous half year. The turnover shortfall was due to the decrease in both number and value of the lift and escalator installation projects completed during the half year. However, CSHL managed to achieve a steady growth in revenue from the upgrading, retrofitting, servicing and maintenance of lifts and escalators. Rental income from investment properties was steady.

Despite the decline in turnover, CSHL was able to maintain the operating profit before tax at S$4.2 million and net profit at S$3.1 million which are similar to same period of last year.

Following the repayment of all the outstanding local and foreign currency bank loans and overdraft at the end of last financial year, CSHL has reduced its interest expense and foreign exchange differences significantly.

FINANCIAL REVIEW

As at 30th September, 2000, the total credit facilities available to the Group amounted to HK$2,954 million, and the undrawn balance stood at HK$1,726 million. In addition, loans outstanding as at 30th September, 2000, was HK$1,164 million. Cash available to the Group at 30th September, 2000 amounted to HK$694 million.

The Group's debt-to-equity ratio as at 30th September, 2000, calculated as the ratio of bank loans outstanding to capital and reserves, was 0.54.

PROSPECTS

In the near term, confidence in the property sector remains fragile as the market has been flooded by the ample supply of residential units. Employment has improved but not significantly and the propensity to spend remains low. Therefore, short-term business outlook is still difficult. However, recent string of data has indicated that Hong Kong's economy has rebounded strongly with double-digit GDP growth in the year 2000. Such continuous growth will drive the private consumption and capital expenditure and will lead to another cycle of recovery.

Based on the latest statistics, the expansion in US economy has decelerated significantly. Such slowdown will bring about a new round of rate cuts in US and this will have positive impact on the business environment in Hong Kong. In addition, the Mainland imminent entry into the World Trade Organization signifies the liberalization of international trade and will boost the business opportunities as well as demand for trade-related services in Hong Kong. The Group is confident in the long-term prospects in the region and will continue its prudent approach in capturing investment opportunities.

Building on 30 years' relationship with valuable suppliers and customers, the Group will promote the principle of "Pursuing Customer Satisfaction and Quality Excellence" in the future.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the Interim Accounts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2000.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2000, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty dedication and hard work over the past period.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2000

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 28th August, 2000

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Tuesday, 12th September, 2000.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER CONSTRUCTION HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

- CCHL entered into the Subscription Agreement with Wealthy Town pursuant to which Wealthy Town agreed to subscribe for 20,000,000 Shares and is granted options to subscribe for additional new Shares in the manner as detailed below.
- It is intended that Mr. Chan, being the beneficial owner of Wealthy Town, will enter into a service contract with CCHL to serve as the Vice Chairman and Managing Director of CCHL for a term of 3 years on terms and conditions as CCHL and Mr. Chan may agree in writing.
- The Shares to be subscribed by Wealthy Town pursuant to the Subscription Agreement will be subject to a 24-month lock-up period. Any subsequent disposal of the Subscription Shares will be subject to the first rights of refusal offered to CIHL and Mr. Chow and the Put Option as detailed below.
- CCHL entered into the Sale and Purchase Agreement with two wholly owned subsidiaries of CIHL pursuant to which CCHL agreed to sell and the two subsidiaries of CIHL agreed to acquire CCHL's equity interest in, and loan to, PPR.
- The Subscription Agreement constitutes a connected transaction of CCHL and will be subject to, inter alia, approval of shareholders of CCHL other than CIHL, Mr. Chow and their respective associates. The Sale and Purchase Agreement constitutes a connected transaction of each of CCHL and CIHL and is subject to the approval of the shareholders of CCHL other than CIHL and its associates.

SUBSCRIPTION AGREEMENT

Issuer: CCHL

Subscriber: Wealthy Town, which is wholly owned by Mr. Chan. Save for the proposed appointment of Mr. Chan as the Vice Chairman and Managing Director of CCHL, Mr. Chan is otherwise an independent third party not connected with the chief executive, directors or substantial shareholders of CCHL or its subsidiaries or any of their respective associates.

Other parties: CIHL, the controlling shareholder of CCHL

Mr. Chow, the Chairman and a substantial shareholder of CCHL

Shares subscribed:

The subscription will be in 3 tranches as follows:

	No. of Shares	% of existing issued share capital	% of enlarged issued share capital	Subscription price per Share HK$	Subscription Time/Period
First Tranche Subscription	20,000,000	8.7%	8.0%	0.21	First Subscription Date
Second Tranche Option	20,000,000	8.7%	7.4%	0.24	Within 18 months immediately after the first anniversary date of the First Subscription Date
Third Tranche Option	not more than 21,100,000 *(note)*	not more than 9.2%	not more than 7.3%	0.24	Within 18 months immediately after the second anniversary date of the First Subscription Date

Note:

The number of Shares that could be subscribed under the Third Tranche Option shall not be more than 21,100,000 Shares and shall be determined by the formula:

no. of Shares = A-B-C-D where

A = the number of Shares representing 20% of the total issued share capital of CCHL (as enlarged by the Shares to be issued pursuant to the Third Tranche Option) at the relevant time

B = the number of Shares issued pursuant to the First Tranche Subscription

C = the number of Shares issued or which may fall to be or could have been (if the relevant option had been exercised) issued pursuant to the Second Tranche Option

D = the number of Shares issued or which may fall to be or could have been (if the relevant option had been exercised) issued pursuant to the exercise of the Top-[illegible] of the exercise of the Third Tranche Option

Wealthy Town, the Subscription Agreement shall terminate and neither party shall have any claim against each other.

Non-disposal undertaking by Wealthy Town:

Pursuant to the Subscription Agreement, Wealthy Town has undertaken to CCHL, CIHL and Mr. Chow that within a period of 24 months from the date of allotment and issue of each of the Subscription Shares pursuant to the Subscription Agreement, it will not dispose of or agree to dispose of or enter into any agreement or arrangement for the disposal of the Subscription Shares. Such restriction shall not apply if CIHL and Mr. Chow together cease to be beneficially interested in 35% of the issued share capital of CCHL or Mr. Chow ceases to be beneficially interested in 35% of the issued share capital of CIHL (save for the event of vendor top-up placing).

First rights of refusal:

Pursuant to the Subscription Agreement, so long as the 24-month lock-up period in respect of each tranche of Subscription Shares expires, Wealthy Town is free to dispose the Subscription Shares, subject to the first rights of refusal, after 24 months from the date of issue in accordance with the following table:

Time		No. of Subscription Shares which can be sold	
Period 1	Two years from the date of issue	Nil	No disposal by Wealthy Town
Period 2	Any time after Period 1 up to and including the date on which Wealthy Town has disposed of 25% of the Subscription Shares	25% of the Subscription Shares	Wealthy Town is free to dispose to any third party
Period 3	Any time after Period 2 up to and including the date on which Wealthy Town has disposed an additional number of Subscription Shares representing in aggregate 5% of the then issued share capital of CCHL	a number of Shares representing 5% of the issue share capital of CCHL at the relevant time provided such Shares are not subject to Period 1 selling restriction	Wealthy Town can only sell to third party after first offering to sell such Shares to Mr. Chow and CIHL and such offer being refused by them
Period 4	1 year period after Period 3	Nil	No disposal by Wealthy Town
Period 5	Any time after Period 4 up to and including the date on which Wealthy Town has disposed the first 75% of the Subscription Shares	a number of Shares representing the difference between 50% of the Subscription Shares and 5% of issueds hare capital of CCHL referred to Period 3	Wealthy Town can only sell to third party after first offering to sell such Shares to Mr. Chow and CIHL and such offer being refused by them

finance the consideration from its internal resources. CCHL will use the proceeds for working capital purposes.

Condition:

Completion of the Sale and Purchase Agreement is conditional upon, inter alia, approval by the shareholders of CCHL (other than CIHL and its associates) at a general meeting of CCHL of the entering into of the Sale and Purchase Agreement and the transactions contemplated therein.

It is expected that completion of the Sale and Purchase Agreement shall take place on or before 15th November, 2000.

Reasons for the Sale and Purchase Agreement:

CIHL and its subsidiaries are principally engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; and the sales and servicing of business machines and a wide range of voice and data communications equipment and services.

CCHL and its subsidiaries are principally engaged in building construction and maintenance and civil engineering.

The Sale and Purchase Agreement will enable CCHL and CIHL to realign their business activities by allowing CCHL to dispose its pipelines rehabilitation business to CIHL. The respective directors of CCHL and CIHL consider that the Sale and Purchase Agreement are in the interest of their respective shareholders and the terms thereof are fair and reasonable.

GENERAL

In view of the first rights of refusal given to CIHL (being the controlling shareholder of CCHL) and Mr. Chow (being the Chairman of CCHL), the Subscription Agreement constitutes a connected transaction of CCHL under the Listing Rules and is subject to the approval of the shareholders of CCHL other than CIHL, Mr. Chow and their respective associates. The Sale and Purchase Agreement constitutes a connected transaction for each of CCHL and CIHL. As the consideration under the Sale and Purchase Agreement exceeds 3% of the net tangible assets of CCHL but not CIHL, the Sale and Purchase Agreement will subject only to the approval of the shareholders of CCHL (other than CIHL and its associates). An independent board committee will be appointed to advise shareholders of CCHL on the terms of the Subscription Agreement and the Sale and Purchase Agreement. An independent financial adviser will be appointed to advise the independent board committee in this regard. A circular containing details of the above will be despatched to the shareholders of CCHL as soon as practicable.

DEFINITIONS

"BMI"	Brilliant Mark Investments Limited, a wholly owned subsidiary of CIHL
"CCHL"	Chevalier Construction Holdings Limited, a

Third Tranche Option	not more than 21,100,000 *(note)*	not more than 9.2%	not more than 7.3%	0.24	Within 18 months immediately after the second anniversary date of the First Subscription Date

Note:

The number of Shares that could be subscribed under the Third Tranche Option shall not be more than 21,100,000 Shares and shall be determined by the formula:

no. of Shares = A-B-C-D where

A = *the number of Shares representing 20% of the total issued share capital of CCHL (as enlarged by the Shares to be issued pursuant to the Third Tranche Option) at the relevant time*

B = *the number of Shares issued pursuant to the First Tranche Subscription*

C = *the number of Shares issued or which may fall to be or could have been (if the relevant option had been exercised) issued pursuant to the Second Tranche Option*

D = *the number of Shares issued or which may fall to be or could have been (if the relevant option had been exercised) issued pursuant to the exercise of the Top-up Rights up to the date of the exercise of the Third Tranche Option*

Set out below is the comparison between the subscription price and the market price of the Share:

	Subscription price of HK$0.21 % discount	Subscription price of HK$0.24 % discount
Closing price of HK$0.30 per Share as at date hereof	30.0%	20.0%
Average closing price of HK$0.2845 per Share for the 10 trading days ended on 24th August, 2000	26.1%	15.6%

The maximum amount of proceeds (before expenses) receivable by CCHL pursuant to the Subscription Agreement will be approximately HK$14.1 million and will be used for working capital purposes.

As at the date hereof, CCHL does not have any warrants or convertibles outstanding which are convertible into Shares.

The right for Wealthy Town to subscribe under the Second Tranche Option and the Third Tranche Option is subject to Mr. Chan remains as a director of CCHL. The rights to subscribe for all the 20,000,000 Shares (and not part only) under the Second Tranche Option and not more than 21,100,000 Shares under the Third Tranche Option will be valid within the period stated above and will lapse and of no effect upon expiry. In the event Mr. Chan ceases to be a director of CCHL, the Second Tranche Option and the Third Tranche Option shall lapse and be of no effect after the last day on which he holds such office as a director of CCHL.

For so long as Wealthy Town holds not less than 10% of the issued share capital of CCHL and Mr. Chan remains a director of CCHL, Wealthy Town will have the Top-up Rights to subscribe for such number of Shares to maintain its percentage shareholding in CCHL from time to time in the event of an issue of Shares by CCHL pursuant to a fund raising exercise (which exclude the issue of Shares for consideration otherwise than for cash). The subscription price per Share payable by Wealthy Town shall be the weighted average price of the Shares to be issued pursuant to the relevant fund raising exercise.

All new Shares to be subscribed by Wealthy Town will be free from all liens, charges, security interests, encumbrances and adverse claims and will, when fully paid, rank pari passu in all respects with the other Shares in issue as at the date of issue.

Assuming Wealthy Town subscribes for all the Shares in full pursuant to the Subscription Agreement and assuming no disposal by Wealthy Town of the Shares and no changes in the issued share capital of CCHL other than issue of Shares pursuant to the Subscription Agreement, Wealthy Town will end up interested in 20% of the enlarged issued share capital of CCHL upon exercise in full of the Third Tranche Option. In this scenario, CIHL's and Mr. Chow's interest in CCHL will be diluted to approximately 29.8% and 14.3% respectively.

Conditions of the Subscription Agreement:

Completion of the Subscription Agreement is subject to:

(i) listing of and permission to deal in the new Shares to be issued under the Subscription Agreement being granted by the Listing Committee of the Stock Exchange;

(ii) approval by the shareholders of CCHL (other than CIHL, Mr. Chow and their respective associates) at a general meeting of the Subscription Agreement and the transactions contemplated thereunder;

(iii) approval from the Bermuda Monetary Authorised in respect of the allotment and issue of the Shares contemplated under the Subscription Agreement; and

(iv) the entering into of a service contract between Mr. Chan and CCHL within 1 month from the date of the general meeting to consider the Subscription Agreement.

Completion of the First Tranche Subscription shall take place on the First Subscription Date. If the above conditions are not fulfilled on or prior to 15th November, 2000 or such other date as may be agreed between CCHL and

	on which Wealthy Town has disposed of 25% of the Subscription Shares		
Period 3	Any time after Period 2 up to and including the date on which Wealthy Town has disposed an additional number of Subscription Shares representing in aggregate 5% of the then issued share capital of CCHL	a number of Shares representing 5% of the issue share capital of CCHL at the relevant time provided such Shares are not subject to Period 1 selling restriction	Wealthy Town can only sell to third party after first offering to sell such Shares to Mr. Chow and CIHL and such offer being refused by them
Period 4	1 year period after Period 3	Nil	No disposal by Wealthy Town
Period 5	Any time after Period 4 up to and including the date on which Wealthy Town has disposed the first 75% of the Subscription Shares	a number of Shares representing the difference between 50% of the Subscription Shares and 5% of issueds hare capital of CCHL referred to Period 3	Wealthy Town can only sell to third party after first offering to sell such Shares to Mr. Chow and CIHL and such offer being refused by them
Period 6	Any time after Period 5	25% of the Subscription Shares	Wealthy Town is free to dispose to any third party

Put Option:

Pursuant to the Subscription Agreement, Mr. Chow has granted to Wealthy Town the Put Option to sell the Shares subscribed under the First Tranche Subscription at HK$0.21 per Share during the 1 year period commencing on the first anniversary of the First Subscription Date. The Put Option is exercisable in respect of the whole of the 20,000,000 Shares and not part thereof. A consideration of HK$100 was paid by Wealthy Town to Mr. Chow for the grant of the Put Option.

Reasons for the Subscription Agreement:

CCHL and its subsidiaries are principally engaged in building construction and maintenance and civil engineering. Within 1 month from the date of the general meeting to consider the Subscription Agreement, it is intended that Mr. Chan will be appointed as the Vice Chairman and Managing Director of CCHL for a term of 3 years. A service agreement in this regard will be entered into between CCHL and Mr. Chan. Mr. Chan has substantial and proven experiences in the construction industry. The directors of CCHL believe that the appointment of Mr. Chan will add to the experience of the existing management.

Set out below is the biographies of Mr. Chan:

Mr. Chan Ka-Kui, F.R.I.C.S., F.H.K.I.S., J.P., is a past Chairman of The Royal Institution of Chartered Surveyors, Hong Kong Branch. He is the Chairman of Construction Industry Training Authority and also a member of the Hong Kong Town Planning Board and the Construction Advisory Board. He has 26 years' experience in the construction field.

SALE AND PURCHASE AGREEMENT

Parties:

Vendor: Chevalier Construction (Hong Kong) Limited, a wholly owned subsidiary of CCHL

Purchasers: CIH and BMI, both wholly owned subsidiaries of CIHL

Assets involved:

CIH is to purchase the PPR Shares which represent 45% of the issued share capital of PPR. BMI is to purchase the benefit and advantage of the PPR Debt. PPR was incorporated in Hong Kong on 4th October, 1994 and is principally engaged in the design and construction for rehabilitation of drinking water, flushing water, cooling water, gas, sewages and drainage pipelines. PPR is owned as to 45% by CCHL and as to the remaining 55% by 3 parties who are independent from the chief executive, directors or substantial shareholders of CCHL or CIHL or their respective subsidiaries and their respective associates. The financial performance of PPR for the last two financial years ended 31st March, 1999 and 2000 is as follow:

	Year ended 31st March, 1999 (Audited) HK$	2000 (Audited) HK$
(Loss) before tax	(409,838)	(2,589,921)
(Loss) after tax	(409,838)	(2,589,921)

The audited net tangible assets of PPR as at 31st March, 2000 was HK$6,956,204.

Consideration:

HK$19,448,000 for the PPR Shares.
HK$1,800,000 for the PPR Debt.

The consideration for the PPR Shares has been arrived at after arm's length negotiation between the parties and is equivalent to the total cost invested by CCHL into PPR. The consideration for the PPR Debt is equivalent to the face value of the debt outstanding. The total consideration of HK$21,248,000 shall be payable upon completion of the Sale and Purchase Agreement. CIHL shall

In view of the first rights of refusal given to CIHL (being the Chairman of CCHL), the shareholder of CCHL) and Mr. Chow (being the Chairman of CCHL), the Subscription Agreement constitutes a connected transaction of CCHL under the Listing Rules and is subject to the approval of the shareholders of CCHL other than CIHL, Mr. Chow and their respective associates. The Sale and Purchase Agreement constitutes a connected transaction for each of CCHL and CIHL. As the consideration under the Sale and Purchase Agreement exceeds 3% of the net tangible assets of CCHL but not CIHL, the Sale and Purchase Agreement will subject only to the approval of the shareholders of CCHL (other than CIHL and its associates). An independent board committee will be appointed to advise shareholders of CCHL on the terms of the Subscription Agreement and the Sale and Purchase Agreement. An independent financial adviser will be appointed to advise the independent board committee in this regard. A circular containing details of the above will be despatched to the shareholders of CCHL as soon as practicable.

DEFINITIONS

"BMI"	Brilliant Mark Investments Limited, a wholly owned subsidiary of CIHL
"CCHL"	Chevalier Construction Holdings Limited, a company listed on the Stock Exchange
"CIH"	CIH (BVI) Limited, a wholly owned subsidiary of CIHL
"CIHL"	Chevalier International Holdings Limited, the controlling shareholder of CCHL interested in approximately 37.3% of its issued share capital and is listed on the Stock Exchange
"First Subscription Date"	the business day following completion of the conditions of the Subscription Agreement
"First Tranche Subscription"	the first tranche subscription of 20,000,000 new Shares by Wealthy Town at HK$0.21 per Share pursuant to the Subscription Agreement
"Mr. Chan"	Mr. Chan Ka Kui
"Mr. Chow"	Mr. Chow Yei Ching, the Chairman of CCHL and the Chairman and Managing Director of CIHL and who is interested in approximately 17.9% of the issued share capital of CCHL and approximately 49.0% of the issued share capital of CIHL
"PPR"	Preussag Pipe Rehabilitation Hong Kong Limited
"PPR Debt"	the debt of HK$1,800,000 owed by PPR to CCHL as at the date of the Sale and Purchase Agreement
"PPR Shares"	4,500,000 shares of HK$1.00 each in PPR, which represents 45% of its equity interest
"Put Option"	an option granted by Mr. Chow to Wealthy Town to sell the Shares subscribed under the First Tranche Subscription at HK$0.21 per Share
"Sale and Purchase Agreement"	the sale and purchase agreement dated 24th August, 2000 between CCHL and CIH and BMI
"Second Tranche Option"	the right to subscribe for 20,000,000 new Shares by Wealthy Town at HK$0.24 per Share pursuant to the Subscription Agreement
"Share(s)"	share(s) of HK$0.10 each in the issued share capital of CCHL
"Subscription Agreement"	the subscription agreement dated 24th August, 2000 between CCHL, Wealthy Town, CIHL and Mr. Chow
"Subscription Share(s)"	the Share(s) to be subscribed pursuant to the Subscription Agreement
"Third Tranche Option"	the right to subscribe for not more than 21,100,000 new Shares by Wealthy Town pursuant to the Subscription Agreement
"Top-up Rights"	rights for Wealthy Town to subscribe for such number of Shares to maintain its percentage shareholding in CCHL from time to time in the event of an issue of Shares by CCHL pursuant to a fund raising exercise (which exclude the issue of Shares for consideration otherwise than for cash)
"Wealthy Town"	Wealthy Town Investments Limited, a company incorporated in the British Virgin Islands and is wholly owned by Mr. Chan

By Order of the Board
Chevalier Construction Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 24th August, 2000

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST MARCH, 2000

HIGHLIGHTS

- Turnover dropped by 63% to HK$4,290 million due to no completion of PSPS project during the year
- Net profit has a significant growth of 80% to HK$275 million
- Earnings per share increased from HK15 cents to HK24 cents
- All the core businesses of the Group performed well
- *Privatization of Chevalier Development International Limited* was completed on 10th December, 1999 and, as a result, the asset base of the Group has been strengthened
- Chevalier iTech Holdings Limited will continue to expand its existing products and services so as to cope with market needs
- Operating results of Chevalier Construction Holdings Limited has improved significantly with a profit of HK$7.8 million
- Net profit of Chevalier Singapore Holdings Limited increased by 25% to S$4.8 million and earnings per share rose to S4.24 cents

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2000, together with the comparative figures for the previous year, are summarized as follows:

	Note	2000 *HK$'000*	1999 *HK$'000*
Turnover		4,289,547	11,648,400
Cost of sales		(3,553,537)	(10,906,140)
Gross profit		736,010	742,260
Other revenue		132,084	58,648
Distribution costs		(279,161)	(302,150)
Administrative expenses		(122,069)	(131,876)
Other operating expenses		(37,347)	(25,378)
Profit from operations		429,517	341,504
Finance costs		(51,804)	(155,315)
Share of results of associated companies		623	37,986
Share of results of jointly controlled entities		375	22
Profit before taxation		378,711	224,197
Taxation	1	(80,359)	(47,917)
Profit before minority interests		298,352	176,280
Minority interests		(23,663)	(23,669)
Net profit for the year		274,689	152,611
Dividends	2	91,886	55,220
Earnings per share	3		
Basic		24 cents	15 cents
Diluted		24 cents	14 cents

Notes:

1. Hong Kong profits tax has been provided for at the rate of 16% (1999: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each company comprising the Group.

   Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual companies concerned.

   Provision for taxation:

	2000 *HK$'000*	1999 *HK$'000*
Current taxation		
The Company and subsidiaries		
Hong Kong	64,755	36,115
Overseas	10,176	7,874
Deferred taxation		
Hong Kong	(915)	-
	74,016	43,989
Associated companies in Hong Kong	4,607	1,664
Jointly controlled entities in Hong Kong	1,736	2,264
	6,343	3,928
	80,359	47,917

2. Dividends:

	2000 *HK$'000*	1999 *HK$'000*
Interim dividend paid HK3 cents (1999: HK2 cents) per share	33,603	21,765
Proposed final dividend of HK5 cents (1999: HK3 cents) per share	58,283	33,455
	91,886	55,220

   The amount of final dividend payable for the year ended 31st March, 2000 has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of final dividend. The final dividend payable will increase by approximately HK$5,200,700 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current year's final dividend.

3. Earnings per share:

   (a) Basic
   The calculation of earnings per share is based on the net profit for the year of HK$274,689,000 (1999: HK$152,611,000) and on the weighted average number of ordinary shares of 1,122,434,775 (1999: 1,052,253,289) in issue during the year.

   (b) Diluted
   The diluted earnings per share for the year is computed as follows:

	Year ended 31st March, 2000 *HK$'000*
Earnings for the purpose of calculating diluted earnings per share	274,361
Weighted average number of shares for the purpose of calculating basic earnings per share	1,122,434,775
Dilutive potential ordinary shares issuable under the Company's share option scheme	9,387,688
Weighted average number of shares for the purpose of calculating diluted earnings per share	1,131,822,463

4. Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK5 cents (1999: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 20th September, 2000. This, together with the interim dividend of HK3 cents (1999: HK2 cents) per share paid during the year, represents a dividend distribution of HK8 cents (1999: HK5 cents) per share for the year ended 31st March, 2000.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Thursday, 2nd November, 2000 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("*New Shares*") *in the Company in lieu of cash in respect of part or all of such dividend* ("*Scrip Dividend Scheme*"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 4th October, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 12th September, 2000.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

YEAR 2000 ISSUE

The Group has made a successful transition to the year 2000. All Year 2000 compliance activities were completed as scheduled and all of the Group's electronic systems have been fully Year 2000 compliant.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 28th July, 2000

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1999

HIGHLIGHTS

- Operating profit increased by 73% to HK$169 million, excluding an exceptional profit of HK$84 million arising from the disposal of an interest in a PSPS project
- Turnover dropped by 60% to HK$2,106 million due to the completion of PSPS projects in the previous year
- Growth in all the core businesses of the Group remained constant
- Chevalier Development International Limited became a wholly-owned subsidiary of the Company after privatisation, which was completed in December 1999
- The results of Chevalier iTech Holdings Limited were affected by keen competition in the telecommunications market and exchange loss arising on the fluctuation of Thai currency. It will use its sound cash position and strong technical base to expand its internet and e-commerce business
- A turnaround in profitability was scored after measures were taken to tighten cost and management control in Chevalier Construction Holdings Limited
- There was significant growth in the results of Chevalier Singapore Holdings Limited with operating profit increased to S$4.17 million

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1999, together with the comparative figures for the corresponding period in 1998, are summarized as follows:

	Note	For the six months ended 30th September 1999 HK$'000	1998 HK$'000
Turnover		2,105,802	5,276,080
Operating profit			
Excluding exceptional item		168,523	97,311
Exceptional item	1	83,572	–
		252,095	97,311
Share of results of associated companies		(2,337)	41,142
Share of results of jointly controlled entities		6	20
Profit before taxation		249,764	138,473
Taxation	2		
The Company and subsidiaries			
Hong Kong		(44,526)	(26,553)
Overseas		(6,492)	(1,448)
Associated companies			
Hong Kong		(1,337)	(872)
Profit after taxation		197,409	109,600
Minority interests		(14,189)	(12,689)
Profit attributable to shareholders		183,220	96,911
Interim dividend	3	33,475	20,493
Earnings per share	4		
Basic		16.4 cents	9.5 cents
Diluted		16.3 cents	N/A
Interim dividend per share		3 cents	2 cents

Notes:

1. Exceptional item represented profit on disposal of a subsidiary – Golden Forum Limited.
2. *Hong Kong profits tax has been provided for at the rate of 16%* (1998: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual *company concerned.*
3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$2,151,600 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.
4. The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September 1999 HK$'000	1998 HK$'000
Earnings for the purposes of basic earnings per share	183,220	96,911
Effect of dilutive potential ordinary shares:		
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	(164)	–
Earnings for the purposes of diluted earnings per share	183,056	96,911

	No. of ordinary share	No. of ordinary share
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,115,455,872	1,024,642,824
Effect of dilutive potential ordinary shares:		
Share options	7,504,000	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,122,959,872	1,024,642,824

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (1998: HK2 cents) per share for the six months ended 30th September, 1999 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 14th January, 2000.

The Directors have also resolved that the interim dividend should be paid on Friday, 18th February, 2000 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 10th January, 2000 to Friday, 14th January, 2000 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Thursday, 20th January, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 10th January, 2000 to Friday, 14th January, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7th January, 2000.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1999.

YEAR 2000 ISSUE

Further to the disclosure of the Group's progress in its annual report dated 3rd August, 1999, we are pleased to announce that the Group has already achieved Year 2000 compliance as at 30th September, 1999.

I would like to take this opportunity to express my gratitude to my fellow directors and to all staff for their dedication and commitment in what has been a difficult period. Their tenacity has enabled us to move ahead despite the harder economic climate.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 17th December, 1999

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Major and Connected Transaction

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED ("CDIL") BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("CIHL") BY WAY OF A SCHEME OF ARRANGEMENT

- The Scheme became effective on Friday, 10th December, 1999 (Bermuda time) (i.e. Saturday, 11th December, 1999 (Hong Kong time)).
- The withdrawal of the listing of the shares of CDIL on the Stock Exchange will become effective from the close of business on Monday, 13th December, 1999.
- Cheques for cash entitlements under the Scheme will be despatched to the Scheme Shareholders on or before Monday, 20th December, 1999.

This announcement is made further to the announcements dated 17th November, 30th November and 2nd December, 1999, the document dated 22nd October, 1999 sent by CDIL to its shareholders (the "Scheme Document") and the circular of the same date sent by CIHL to its shareholders, all in relation to the privatisation proposal. Terms defined in the Scheme Document shall have the same meanings when used herein unless the context requires otherwise.

EFFECTIVE DATE OF THE SCHEME

The directors of CDIL announce that a copy of the Order of the Supreme Court sanctioning the Scheme had been registered with the Registrar of Companies in Bermuda in accordance with section 99(3) of the Companies Act, and the Scheme therefore became effective on Friday, 10th December, 1999 (Bermuda time) (i.e. Saturday, 11th December, 1999 (Hong Kong time)).

WITHDRAWAL OF LISTING

The listing of the shares of CDIL on the Stock Exchange will be withdrawn with effect from the close of business on Monday, 13th December, 1999.

DESPATCH OF CHEQUES FOR CASH ENTITLEMENTS

In accordance with the terms of the Scheme, cheques for cash entitlements under the Scheme will be despatched to the Scheme Shareholders on or before Monday, 20th December, 1999.

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
KAN Ka Hon
Company Secretary

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
KAN Ka Hon
Company Secretary

Hong Kong, 11th December, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

PRIVATISATION SCHEME OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

Application has been approved by the Stock Exchange for the withdrawal of the listing of CDIL with effect from the close of business on Monday, 13th December, 1999.

Trading in the CDIL Shares on the Stock Exchange will cease immediately after 4:00 p.m. on Friday, 3rd December, 1999.

Terms used in this announcement shall have the same meaning as defined in the scheme document of Chevalier Development International Holdings Limited ("CDIL") and the circular of Chevalier International Holdings Limited ("CIHL") dated 22nd October, 1999 unless otherwise defined herein.

Further to the joint announcement made by CDIL and CIHL on 30th November, 1999, the respective board of directors of CDIL and CIHL would like to announce that the application for the withdrawal of the listing of CDIL with effect from the close of business on Monday, 13th December, 1999 has been approved by the Stock Exchange today. Trading in the CDIL Shares on the Stock Exchange will cease immediately after 4:00 p.m. on Friday, 3rd December, 1999.

By Order of the Board of
Chevalier International Holdings Limited
Kan Ka Hon
Company Secretary

By Order of the Board of
Chevalier Development International Limited
Kan Ka Hon
Company Secretary

Hong Kong, 2nd December, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

PRIVATISATION SCHEME OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

The Scheme has been sanctioned by the Supreme Court of Bermuda.

The last trading day of CDIL Shares on the Stock Exchange will be on Friday, 3rd December, 1999.

The latest time for lodging transfers of CDIL Shares to qualify for entitlements under the Scheme will be 4:00 p.m. on Wednesday, 8th December, 1999.

The listing status of the CDIL Shares will be withdrawn from the Stock Exchange with effect from 10:00 a.m. on Tuesday, 14th December, 1999.

Further to the joint announcement made by CDIL and CIHL on 17th November, 1999, the respective board of directors of CDIL and CIHL would like to announce that the Scheme has been sanctioned by the Supreme Court of Bermuda. Terms used in this announcement shall have the same meaning as defined in the scheme document of CDIL and the circular of CIHL dated 22nd October, 1999 unless otherwise defined herein.

ARRANGEMENTS IN RESPECT OF DEALING IN AND TRANSFER OF SCHEME SHARES

1. Trading in CDIL Shares on the Stock Exchange will cease immediately after 4:00 p.m. on Friday, 3rd December, 1999.
2. In order to be qualified to receive the entitlement under the Scheme (being HK$0.94 per Scheme Share), holders of Scheme Shares must lodge the following documents with the share registrars of CDIL (the "Registrars") on or before 4:00 p.m. on Wednesday, 8th December, 1999:

   (a) the duly executed and stamped instrument(s) of transfers and/or other document(s) of title; and

   (b) the relevant certificate(s) for the Scheme Shares.

   The branch share registrars of CDIL in Hong Kong is Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.
3. Subscription forms and the relevant accompanying documents which are lodged with the Registrars after 4:00 p.m. on Wednesday, 8th December, 1999 will not be accepted.
4. Record Date for distribution of entitlement will be 9th December, 1999 (the "Record Date").
5. The Scheme is expected to become effective upon the registration of the order of the Supreme Court of Bermuda sanctioning the Scheme with the Registrar of Companies in Bermuda on 10th December, 1999 (Bermuda time). Upon the Scheme becomes effective, the Scheme Shares in issue on the Record Date will be cancelled and extinguished.
6. The listing of CDIL Shares is expected to be withdrawn from the Stock Exchange with effect from 10:00 a.m. on Tuesday, 14th December, 1999. Application has been made to the Stock Exchange for the withdrawal of the listing with effect from 10:00 a.m. on Tuesday, 14th December, 1999.
7. Cheques for cash entitlements under the Scheme will be despatched to the Scheme Shareholders whose names appear on the register of members of CDIL on the Record Date by ordinary post to the registered address of the Scheme Shareholders (and in case of joint holders, the Scheme Shareholders whose names first appear on the register of members) at their own risks.

By Order of the Board of
Chevalier International Holdings Limited
Kan Ka Hon
Company Secretary

By Order of the Board of
Chevalier Development International Limited
Kan Ka Hon
Company Secretary

Hong Kong, 30th November, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

Major and Connected Transaction

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED ("CDIL") BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("CIHL") BY WAY OF A SCHEME OF ARRANGEMENT

- At the special general meeting of CIHL held on Wednesday, 17th November, 1999, an ordinary resolution was passed to approve and give effect to the Proposal.
- The Scheme was approved at the Court Meeting and the Proposal was approved at the special general meeting of CDIL held on Wednesday, 17th November, 1999.
- At the respective requests of CDIL and CIHL, trading in the shares of CDIL and of CIHL on the Stock Exchange was suspended with effect from 10:00 a.m. on Wednesday, 17th November, 1999 pending the issue of this announcement. Applications have been made by CDIL and CIHL respectively to the Stock Exchange for the resumption of trading in the shares of CDIL and of CIHL with effect from 10:00 a.m. on Thursday, 18th November, 1999.

This announcement is made further to the document dated 22nd October, 1999 sent by CDIL to its shareholders (the "Scheme Document") and the circular of the same date sent by CIHL to its shareholders, both in relation to the privatisation proposal. Terms defined in the Scheme Document shall have the same meanings when used herein unless the context requires otherwise.

RESULTS OF THE COURT MEETING AND THE SPECIAL GENERAL MEETINGS

The directors of CIHL announce that at the special general meeting of CIHL held on Wednesday, 17th November, 1999, an ordinary resolution was passed to approve and give effect to the Proposal.

The directors of CDIL announce that:

- at the Court Meeting held on Wednesday, 17th November, 1999, approval of the Scheme by the majority in number of Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing about 99.7% in value of those Shares that were voted by the Independent Shareholders was duly obtained; and
- at the special general meeting of CDIL held on the same day, a special resolution was passed to implement and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued capital of CDIL).

EFFECTIVE DATE OF THE SCHEME

The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place between 2:00 p.m. and 5:00 p.m. on Friday, 10th December, 1999 (Bermuda time), which is equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 11th December, 1999 (Hong Kong time).

The Scheme will lapse if it does not become effective on or before 31st January, 2000 or such later date as the Supreme Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly.

APPLICATION FOR WITHDRAWAL OF LISTING

An application for the withdrawal of the listing of the shares of CDIL will be made by CDIL to the Stock Exchange. Subject to the approval of the Stock Exchange, dealings in the shares of CDIL are expected to cease after 4:00 p.m. on Friday, 3rd December, 1999 and the listing of the shares of CDIL on the Stock Exchange is expected to be withdrawn at 10:00 a.m. on Tuesday, 14th December, 1999.

SUSPENSION AND RESUMPTION OF TRADING

At the respective requests of CDIL and CIHL, trading in the shares of CDIL and of CIHL on the Stock Exchange was suspended with effect from 10:00 a.m. on Wednesday, 17th November, 1999 pending the issue of this announcement. Applications have been made by CDIL and CIHL respectively to the Stock Exchange for the resumption of trading in the shares of CDIL and of CIHL with effect from 10:00 a.m. on Thursday, 18th November, 1999.

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
CHOW Yei Ching
Chairman

Hong Kong, 17th November, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

JobMarket Tel: 3181 3181 Fax: 3181 3300 www.jobmarket-online.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Major and Connected Transaction

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

- The time for the despatch of the document of CDIL (the "Scheme Document") and the circular of CIHL (the "Circular") in relation to the Proposal has been extended. The Scheme Document and the Circular are expected to be despatched to shareholders of CDIL and CIHL respectively on or before 22nd October, 1999.
- A further announcement will be made at the time of the despatch of the Scheme Document and the Circular.

The respective boards of directors of CIHL and CDIL refer to the joint announcement made by CIHL and CDIL dated 18th September, 1999 (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

Under the provisions of the Hong Kong Code on Takeovers and Mergers and the Listing Rules, the Scheme Document and the Circular should be despatched to the Shareholders and shareholders of CIHL respectively within 21 days of the date of the Announcement, being on or before 9th October, 1999. As additional time is required to incorporate more information, including further details on certain financial information, in the Scheme Document and the Circular, applications have been made to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission and the Stock Exchange for their respective consents in respect of an extension of time for the despatch of the Scheme Document and the Circular to on or before 22nd October, 1999. The Scheme Document and the Circular are expected to be despatched to the Shareholders and shareholders of CIHL respectively on or before 22nd October, 1999.

A further announcement will be made at the time of the despatch of the Scheme Document and the Circular.

The Shareholders, the shareholders of CIHL and potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out in the section headed "Conditions of the Proposal" in the Announcement being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the Shares and the shares of CIHL.

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
CHOW Yei Ching
Chairman

Hong Kong, 8th October, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

Major and Connected Transaction

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED ("CDIL") BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("CIHL") BY WAY OF A SCHEME OF ARRANGEMENT

- The document of CDIL (the "Scheme Document") and the circular of CIHL (the "Circular") in relation to the Proposal will be despatched to shareholders of CDIL and shareholders of CIHL respectively on 22nd October, 1999.
- The Court Meeting and the special general meetings of CIHL and CDIL will be held on Wednesday, 17th November, 1999.

The respective boards of directors of CIHL and CDIL refer to the joint announcements made by CIHL and CDIL dated 18th September, 1999 (the "Announcement") and 8th October, 1999. Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

Despatch of the Scheme Document and the Circular

A document of CDIL containing, *inter alia*, further details of the Proposal, the expected timetable, explanatory statement as required under the Companies Act, a letter from the independent board committee of CDIL containing its advice to the independent shareholders of CDIL, a letter of advice from Somerley Limited ("Somerley"), the independent financial adviser to such independent board committee, valuation reports on the property interests of the CDIL Group and notices of the Court Meeting and the special general meeting of CDIL will be despatched to shareholders of CDIL on 22nd October, 1999.

A circular of CIHL containing, *inter alia*, further details of the Proposal, a letter from the independent board committee of CIHL containing its advice to the independent shareholders of CIHL, a letter of advice from Kim Eng Capital (Hong Kong) Limited ("Kim Eng Capital"), the independent financial adviser to such independent board committee and a notice of the special general meeting of CIHL will be despatched to shareholders of CIHL on 22nd October, 1999.

Financial information of the CDIL Group

Set out below is the unaudited consolidated results of the CDIL Group for the four months ended 31st July, 1999 before incorporating deficit on revaluation of properties and property interests of the CDIL Group, which is extracted from the Scheme Document.

	For the four months ended 31st July, 1999 *HK$'000*
Turnover	31,239
Operating profit	16,863
Share of results of an associated company	(96)
Share of results of jointly controlled entities	(2)
Profit before taxation	16,765
Taxation	(1,928)
Profit after taxation	14,837
Minority interests	(8)
Profit for the period	14,829

A statement of the adjusted consolidated net tangible assets of the CDIL Group is set out in appendix I to the Scheme Document. The adjusted consolidated net tangible assets of the CDIL Group are about HK$784.2 million, or about HK$1.27 per Share (based on 615,964,987 Shares in issue as at 19th October, 1999). The adjusted consolidated net tangible assets of the CDIL Group are based on the audited consolidated net assets of the CDIL Group as at 31st March, 1999 of about HK$807.1 million, and adjusted for the unaudited profit for the period from 1st April, 1999 to 31st July, 1999 (the "Four-Month Period") of about HK$14.8 million, the exchange reserve movement for the Four-Month Period of about HK$(0.4) million and the deficit arising from the valuation of properties and property interests of the CDIL Group on 31st August, 1999 of about HK$(37.2) million. Such valuations of the properties and property interests attributable to the CDIL Group as at 31st August, 1999 will not be incorporated in the audited accounts of the CDIL Group for the year ending 31st March, 2000.

The price of HK$0.94 per Share payable to the Scheme Shareholders under the Scheme represents a discount of about 26% to the adjusted consolidated net tangible asset value of about HK$1.27 per Share.

Financial information of the CIHL Group

A statement of the adjusted consolidated net tangible assets of the CIHL Group is set out in appendix I to the Circular. The adjusted consolidated net assets of the CIHL Group are about HK$1,739.1 million, or about HK$1.56 per share of CIHL ("CIHL Share") (based on 1,115,181,107 CIHL Shares in issue as at 31st March, 1999). The adjusted consolidated net assets of the CIHL Group are based on the audited consolidated net assets of the CIHL Group as at 31st March, 1999 of about HK$1,747.8 million and adjusted for the changes in net tangible assets of the CDIL Group as mentioned above attributable to CIHL.

A pro forma statement of assets and liabilities of the CIHL Group upon implementation of the Proposal (the "Implementation") is set out in appendix II to the Circular. Such pro forma statement has been prepared from the audited consolidated financial statements of the CIHL Group and of the CDIL Group as at 31st March, 1999 extracted from the financial statements as set out in appendix I to the Circular and to the Scheme Document respectively, on the basis that CDIL had been CIHL's wholly-owned subsidiary as at 31st March, 1999. The net assets of the CIHL Group assuming Implementation on 31st March, 1999 amount to about HK$1,883.0 million (which is equivalent to about HK$1.69 per CIHL Share, based on 1,115,181,107 CIHL Shares in issue as at 31st March, 1999). This represents an increase of about 7.7% as compared with the audited consolidated net tangible assets of the CIHL Group as at 31st March, 1999 prior to the Implementation, which amounts to about HK$1,747.8 million (which is equivalent to about HK$1.57 per CIHL Share, based on 1,115,181,107 CIHL Shares in issue as at 31st March, 1999).

A statement of the pro forma profit and loss account of the CIHL Group upon Implementation is set out in appendix II to the Circular. Such pro forma statement has been prepared from the audited consolidated financial statements of the CIHL Group and of the CDIL Group for the year ended 31st March, 1999 extracted from the financial statements as set out in appendix I to the Circular and to the Scheme Document respectively, on the basis that CDIL had been CIHL's wholly-owned subsidiary

assets of the CIHL Group as at 31st March, 1999 prior to the Implementation, which amounts to about HK$1,747.8 million (which is equivalent to about HK$1.57 per CIHL Share, based on 1,115,181,107 CIHL Shares in issue as at 31st March, 1999).

A statement of the pro forma profit and loss account of the CIHL Group upon Implementation is set out in appendix II to the Circular. Such pro forma statement has been prepared from the audited consolidated financial statements of the CIHL Group and of the CDIL Group for the year ended 31st March, 1999 extracted from the financial statements as set out in appendix I to the Circular and to the Scheme Document respectively, on the basis that CDIL had been CIHL's wholly-owned subsidiary throughout the year ended 31st March, 1999. Assuming Implementation, the pro forma combined profit attributable to shareholders of CIHL for the year ended 31st March, 1999 was about HK$173.3 million, representing an increase of about 13.6% as compared with the audited consolidated profit attributable to shareholders of CIHL for the year ended 31st March, 1999 of about HK$152.6 million.

General

Independent shareholders of CDIL and CIHL should consider carefully the recommendations of the independent board committees of CDIL and CIHL respectively, and the factors, reasons and recommendations as set out in the letters of advice from Somerley and from Kim Eng Capital respectively. The Court Meeting and the special general meetings of CIHL and CDIL will be held on Wednesday, 17th November, 1999.

Shareholders of CDIL, shareholders of CIHL and potential investors are reminded that the Implementation is subject to a number of conditions being fulfilled or waived, as applicable, and thus may or may not become effective. Details of such conditions are set out in the Scheme Document and the Circular. Assuming all conditions of the Proposal are fulfilled or waived, as applicable, the Scheme will become effective on Friday, 10th December, 1999. The Scheme will lapse if it does not become effective on or before 31st January, 2000, or such later date as the Supreme Court may allow.

Shareholders of CDIL, shareholders of CIHL and potential investors are advised to exercise caution when dealing in the Shares and the CIHL Shares.

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
CHOW Yei Ching
Chairman

Hong Kong, 21st October, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

1999: NO. 316

IN THE MATTER OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated the 30th day of September, 1999, made in the above matter, the Supreme Court of Bermuda has directed a meeting to be convened of the Scheme Shareholders (as such term is defined in the Scheme of Arrangement hereinafter mentioned) for the purposes of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Chevalier Development International Limited ("the Company") and the Scheme Shareholders and that such meeting will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong at 10:15 a.m. on Wednesday, the 17th day of November, 1999 at which place and time all the Scheme Shareholders are requested to attend.

A copy of a printed composite document (the "Scheme Document") containing the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 100 of the above-mentioned Act, together with a pink form of proxy, have been posted to every Scheme Shareholder having a registered address in the register of members of the Company. Additional copies of the said documents, together with the pink form of proxy, can be obtained by any person entitled to attend the said meeting during usual business hours on any day prior to the day appointed for the said meeting (other than a Saturday afternoon, a Sunday or a statutory holiday):

(i) at the registered office of the Company in Bermuda situated at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda;

(ii) at the office of the branch share registrars of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong; and

(iii) from the Company's Hong Kong solicitors, Messrs. Richards Butler, at 20th Floor, Alexandra House, 16-20 Chater Road, Hong Kong,

and can be seen on display at the principal business office of the Company at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

The Scheme Shareholders may vote in person at the said meeting or they may appoint another person, whether a shareholder of the Company or not, as their proxy to attend and vote in their stead.

In the case of joint holders, the vote of a senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged at the office of the branch share registrars of the Company as stated above at not less than 48 hours before the time appointed for the said meeting, but if forms are not so lodged they may be handed to the Chairman at the said meeting.

By the said Order, the Court has appointed Mr. LU Tseng Yung, an independent non-executive director of the Company or, failing him, Mr. LEUNG Ding Bong, Ronald, an independent non-executive director of the Company or, failing him, Mr. KUOK Hoi Sang, an executive director of the Company, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court and to the satisfaction of the conditions of the Proposal set out in the Explanatory Statement accompanying the Scheme Document.

Dated this 22nd day of October, 1999

Appleby, Spurling & Kempe
Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
Attorneys for Chevalier Development International Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Major and Connected Transaction

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

The Directors announce that on 14th September, 1999, CIHL requested CDIL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of CDIL by way of a scheme of arrangement under Section 99 of the Companies Act.

CIHL proposes that all Scheme Shares will be cancelled in exchange for HK$0.94 in cash for each Scheme Share.

The Proposal would be implemented by way of the Scheme. The listing of the Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme, and CDIL will become a wholly-owned subsidiary of CIHL. The Proposal is conditional upon the fulfillment or waiver (as applicable) of the conditions as described in the section headed "Conditions of the Proposal" below. Circulars of CDIL and of CIHL containing, *inter alia*, further details of the Proposal will be sent to shareholders of CDIL and shareholders of CIHL respectively.

The Proposal will constitute a major transaction for CIHL pursuant to Rule 14.09 of the Listing Rules. Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun and TAM Kwok Wing, who are the directors of CIHL, were personally interested in an aggregate of 47,139,771 Shares (representing about 7.7% of the issued share capital of CDIL) as at the Latest Practicable Date. As the Proposal involves the acquisition of Shares by CIHL from certain of its directors as mentioned above, the Proposal will also constitute a connected transaction for CIHL pursuant to Rule 14.23 (1)(a) of the Listing Rules. The Proposal is therefore subject to approval by independent shareholders of CIHL at a special general meeting of CIHL.

At the respective requests of CDIL and CIHL, trading in the shares of CDIL and the shares of CIHL on the Stock Exchange was suspended with effect from 10:00 a.m. and 10:03 a.m. on 13th September, 1999 respectively, pending the issue of this announcement. Applications have been made by CDIL and CIHL respectively to the Stock Exchange for the resumption of trading in the shares of CDIL and the shares of CIHL with effect from 10:00 a.m. on 20th September, 1999.

Shareholders of CDIL, shareholders of CIHL and potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the shares of CDIL and the shares of CIHL.

INTRODUCTION

The Directors announce that on 14th September, 1999, CIHL requested CDIL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of CDIL by way of a scheme of arrangement under Section 99 of the Companies Act.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive from CIHL HK$0.94 in cash for every Scheme Share held.

The Price represents:

- a premium of about 10.6% over the closing price of HK$0.85 per Share as quoted on the Stock Exchange on 10th September, 1999 (being the last trading day prior to suspension of trading in the Shares pending the issue of this announcement);
- a premium of about 18.7% over the average closing price of about HK$0.792 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 10th September, 1999;
- a premium of about 30.7% over the average closing price of about HK$0.719 per Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 10th September, 1999;
- a premium of about 19.7% over the average closing price of about HK$0.785 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 10th September, 1999;
- a premium of about 19.3% over the average closing price of about HK$0.788 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 10th September, 1999; and
- a discount of about 28.2% to the audited consolidated net asset value per Share of about HK$1.31 as at 31st March, 1999.

In determining the Price, the directors of CIHL have taken into account the following factors:

(i) Property companies are valued with reference to their net asset values;

(ii) Small to medium-sized listed property companies in Hong Kong are trading at substantial discounts to their respective net asset values. A selection of 5 listed property companies in Hong Kong which are of similar size to CDIL (with market capitalisation ranging between HK$265 million and HK$641 million) shows that such companies are trading at discounts of between 31.4% and 69.7% to their respective latest audited consolidated net assets;

(iii) The premium of the Price over the latest closing price per Share and the 5-day, 20-day, 60-day and 120-day average closing price per Share represents the premium payable for acquiring a controlling stake in CDIL.

After taking into account the above factors, the directors of CIHL consider the terms of the Proposal to be fair and reasonable and that they are in the interests of CIHL so far as shareholders of CIHL are concerned. The independent non-executive directors of CIHL also consider the terms of the Proposal to be fair and reasonable, subject to a recommendation of the Proposal from the independent financial adviser to the independent board committee of CIHL.

As at the Latest Practicable Date, there were 615,964,987 Shares in issue. At the Price, the Proposal values the entire *issued share capital of CDIL at about HK$579 million, which represents a discount of about 28.2%* to the audited consolidated net tangible assets of the CDIL Group of about HK$807 million as at 31st March, 1999.

INFORMATION ON THE CDIL GROUP

CDIL is an investment holding company incorporated in Bermuda with limited liability and the Shares have been listed on the Stock Exchange since November 1991. Its subsidiaries are mainly engaged in property investment and development in Hong Kong, the PRC and Canada, and hotel operations in the PRC. A schedule of the major properties held by the CDIL Group is set out under the section headed "Reasons for and benefits of the Proposal" below.

A summary of the audited consolidated results of the CDIL Group for the two years ended 31st March, 1999 is set out below.

	For the year ended 31st March, 1999 *HK$'000*	1998 *HK$'000*
Turnover	243,328	3,421,965
Operating profit excluding exceptional items	166,280	142,882
Exceptional items	(13,549)	33,957
Operating profit after exceptional items	152,731	176,839
Profit before taxation	151,438	178,742
Profit after taxation	148,685	155,264
Profit for the year	153,648	154,710

As at 31st March, 1999, the audited consolidated net tangible assets of the CDIL Group were about HK$807,097,000, or about HK$1.31 per Share (based on 615,964,987 Shares in issue as at the date thereof).

INFORMATION ON THE CIHL GROUP

CIHL is an investment holding company incorporated in Bermuda with limited liability and its shares have been listed on the Stock Exchange since July 1989. The principal activities of its subsidiaries are the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment;

Since the listing of CDIL on the Stock Exchange in November 1991, the CDIL Group has undergone a series of restructuring, including (i) the spin-off of Chevalier Construction Holdings Limited, its building construction, building maintenance and civil engineering arm, for listing on the Stock Exchange in 1996; and (ii) the disposal of its interests in private sector participation scheme projects in Hong Kong and its building materials and property management businesses to CIHL, as well as the disposal of its interest in Chevalier Construction Holdings Limited by way of distribution of shares to the Shareholders in 1997. Following such restructuring, the CDIL Group is at present principally engaged in property development and investment in Hong Kong, the PRC and Canada, and hotel operations in the PRC only.

In August 1997, CDIL entered into an agreement with Grand Assets for the acquisition by CDIL of low-cost housing projects in Shanghai, the PRC for a total consideration of HK$600 million. Such consideration was satisfied partly in cash and partly by the issue of new Shares to Grand Assets and as a result, Grand Assets became a substantial shareholder of CDIL. The CDIL Group's low-cost housing projects in Shanghai were completed in February 1999 and the CDIL Group has decided not to pursue new low-cost housing projects in the PRC in the near future as the Directors are of the opinion that returns from low-cost housing projects in the PRC are becoming less attractive.

A schedule of the major properties held by the CDIL Group as at 31st March, 1999 is set out below:

Location	CDIL Group's attributable interest %	Approximate/ estimated gross floor area attributable to the CDIL Group *sq.ft.*	Usage	Current status
Properties held for investment				
Hong Kong				
G/F of Block A and car parking spaces Nos. 23 and 24 on G/F East Sun Industrial Centre 16 Shing Yip Street Kwun Tong Kowloon	100	35,000	Industrial	Leased
Chevalier Warehouse Building 3 On Fuk Street On Lok Tsuen Fanling New Territories	100	118,300	Industrial	Leased
Chevalier Engineering Service Centre 21 Sheung Yuet Road Kowloon Bay Kowloon	100	177,500	Industrial	Leased
Office Unit Nos. 11 to 19 on 10/F, 19/F to 23/F and one-third interest in 205 car parking spaces on 2/F, 3/F and 5/F of Chevalier Commercial Centre 8 Wang Hoi Road Kowloon Bay Kowloon	100 (office units) 33.3 (car parking spaces)	174,600	Office premises/ car parking spaces	Leased
9 Henderson Road Jardine's Lookout Hong Kong	100	9,500	Residential	Leased
Canada				
14535-14583 Yonge Street Aurora Ontario	100	25,000	Office, workshop and parking space for car dealership	Leased
20 Nugget Avenue Scarborough Ontario	100	22,460	Office, workshop and parking space for trucks	Vacant
The PRC				
Qi Shi Hotel - Xin Yang 355 Minquan Road Xinyang Henan Province	70	129,000	Hotel	In operation
Property under development				
The PRC				
Chevalier Place 168 Anfu Road Xuhui District Shanghai	64	450,150	Residential and commercial	Construction in progress. Expected to be completed in late 1999
Properties held for future development				

(c) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the authorised and issued capital of CDIL) at a special general meeting of CDIL;

(d) the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(e) the necessary compliance with the requirements for notice, the swearing of an affirmation of solvency and filing as prescribed under Section 46 of the Companies Act in relation to the reduction of authorised and issued capital of CDIL;

(f) the Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions have been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(h) all necessary consents which may be required under any existing contractual obligations of CDIL in respect of loan and/or other finance arrangements being obtained.

CIHL reserves the right to waive conditions (f) and (h), either in whole or in respect of any particular matter.

Warning:
The Shareholders, the shareholders of CIHL and potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the Shares and the shares of CIHL.

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. The Scheme will lapse if it does not become effective on or before 31st January, 2000 or such later date as the Supreme Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly. A detailed timetable of the Proposal will be included in a circular of CDIL, which will also contain, *inter alia*, further details of the Proposal.

Upon the Scheme becoming effective and the withdrawal of listing of the Shares on the Stock Exchange, CDIL will become a wholly owned subsidiary of CIHL.

SUSPENSION AND RESUMPTION OF TRADING

At the respective requests of CDIL and CIHL, trading in the Shares and the shares of CIHL on the Stock Exchange was suspended with effect from 10:00 a.m. and 10:03 a.m. on 13th September, 1999 respectively, pending the issue of this announcement. Applications have been made by CDIL and CIHL respectively to the Stock Exchange for the resumption of trading in the Shares and the shares of CIHL with effect from 10:00 a.m. on 20th September, 1999.

GENERAL

The Proposal will constitute a major transaction for CIHL pursuant to Rule 14.09 of the Listing Rules. Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun and TAM Kwok Wing, who are the directors of CIHL, were personally interested in an aggregate of 47,139,771 Shares (representing about 7.7% of the issued share capital of CDIL) as at the Latest Practicable Date. As the Proposal involves the acquisition of Shares by CIHL from certain of its directors as mentioned above, the Proposal will also constitute a connected transaction for CIHL pursuant to Rule 14.23 (1)(a) of the Listing Rules. The Proposal is therefore subject to approval by independent shareholders of CIHL at a special general meeting of CIHL. Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan and TAM Kwok Wing were also interested in an aggregate of 545,454,151 shares in CIHL as at the Latest Practicable Date, representing about 48.9% of the issued share capital of CIHL. As at the Latest Practicable Date, the Chevalier Group Staff Provident Fund Scheme was interested in 23,597,043 shares in CIHL, representing about 2.1% of the issued share capital of CIHL. The Chevalier Group Staff Provident Fund Scheme was also interested in 2,200,000 Shares, representing about 0.4% of the issued share capital of CDIL. As such, Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan and TAM Kwok Wing and the Chevalier Group Staff Provident Fund Scheme shall abstain from voting on the Proposal at the special general meeting of CIHL.

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. In view of the interests of CIHL in the Proposal, CIHL shall abstain from voting on the Scheme at the Court Meeting. All directors of CIHL are considered to be parties acting in concert with CIHL. As mentioned above, as at the Latest Practicable Date, certain directors of CIHL, namely Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun and TAM Kwok Wing, were personally interested in an aggregate of 47,139,771 Shares, representing about 7.7% of the issued share capital of CDIL. As at the Latest Practicable Date, Messrs. HO Chung Leung and LIU Sik Keung, who are the Directors, were *personally interested in an aggregate of 4,139,222 Shares (representing about 0.7% of the issued share capital of* CDIL) and 2,000,000 share options in CIHL. Mr. LIU Sik Keung was also interested in 1,984,017 shares in CIHL (representing about 0.2% of the issued share capital of CIHL) as at the Latest Practicable Date. The Chevalier Group Staff Provident Fund Scheme, which was interested in 2,200,000 Shares (representing about 0.4% of the issued share capital of CDIL) and 23,597,043 shares in CIHL (representing about 2.1% of the issued share capital of CIHL) as at the Latest Practicable Date, is considered to be a party acting in concert with CIHL. As such, CIHL, the Chevalier Group Staff Provident Fund Scheme and Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, TAM Kwok Wing, HO Chung Leung and LIU Sik Keung shall abstain from voting on the Scheme at the Court

	For the year ended 31st March, 1999 HK$'000	1998 HK$'000
Turnover	243,328	3,421,965
Operating profit excluding exceptional items	166,280	142,882
Exceptional items	(13,549)	33,957
Operating profit after exceptional items	152,731	176,839
Profit before taxation	151,438	178,742
Profit after taxation	148,685	155,264
Profit for the year	153,640	154,710

As at 31st March, 1999, the audited consolidated net tangible assets of the CDIL Group were about HK$807,097,000, or about HK$1.31 per Share (based on 615,964,987 Shares in issue as at the date thereof).

INFORMATION ON THE CIHL GROUP

CIHL is an investment holding company incorporated in Bermuda with limited liability and its shares have been listed on the Stock Exchange since July 1989. The principal activities of its subsidiaries are the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; and the sales and servicing of business machines and a wide range of voice and data communications equipment and services.

A summary of the audited consolidated results of the CIHL Group (including the CDIL Group) for the two years ended 31st March, 1999 is set out below.

	For the year ended 31st March, 1999 HK$'000	1998 HK$'000
Turnover	11,693,045	7,478,088
Operating profit excluding exceptional items	215,606	349,719
Exceptional items	(29,417)	(2,981)
Operating profit after exceptional items	186,189	346,738
Profit before taxation	224,197	337,167
Profit before minority interests	176,280	276,476
Profit attributable to shareholders	152,611	195,169

As at 31st March, 1999, the audited consolidated net tangible assets of the CIHL Group were about HK$1,747,814,000, or about HK$1.57 per share (based on 1,115,833,107 shares of HK$0.25 each in the capital of CIHL in issue as at the date thereof).

SHAREHOLDING STRUCTURE OF CDIL

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. As at the same date, certain directors of CIHL, namely Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun (who are also the Directors) and TAM Kwok Wing (who is not a Director), were personally interested in an aggregate of 47,139,771 Shares, representing about 7.7% of the issued share capital of CDIL. Certain other Directors, namely Messrs. HO Chung Leung and LIU Sik Keung, were personally interested in 4,139,222 Shares as at the Latest Practicable Date, representing about 0.7% of the issued share capital of CDIL. The Chevalier Group Staff Provident Fund Scheme (in which about 2,500 employees of the Chevalier group participate) was interested in 2,200,000 Shares as at the Latest Practicable Date, representing about 0.4% of the issued share capital of CDIL.

The shareholding structure of CDIL as at the Latest Practicable Date is set out below:


Mr. LI Wo Hing (a director of CDIL) (Note a)
100%
Grand Assets
100%
Public Assets Limited
Chevalier Group Staff Provident Fund Scheme
Dr. CHOW Yei Ching
KUOK Hoi Sang, FUNG Pak Kwan (directors of CIHL and CDIL), KAN Ka Hon, TAM Kwok Wing and Iain Leonard DALE (directors of CIHL)
Public shareholders of CIHL (Note b)
2.1%
48.7%
0.2%
49.0%
CIHL
KUOK Hoi Sang, FUNG Pak Kwan and FUNG Wo Shun (directors of CIHL and CDIL)
HO Chung Leung and LIU Sik Keung (directors of CDIL)
Public shareholders of CDIL (Note c)
16.4%
0.4%
38.2%
7.2%
0.3%
0.7%
36.8%
CDIL

Notes:

(a) *Mr. LI Wo Hing is neither connected with nor acting in concert with the chief executive, directors or substantial shareholder(s) of CIHL, any of its subsidiaries or an Associate or party acting in concert with any of them. Mr. LI Wo Hing has no interest in any securities of CIHL.*

(b) *This includes a total of about 0.2% interest in the shares of CIHL held by Messrs. LEUNG Kai Kwong and LIU Sik Keung, both being directors of CDIL.*

(c) *This includes the about 0.1% interest in the Shares held by Mr. TAM Kwok Wing, a director of CIHL.*

The shareholding structure of CDIL immediately following implementation of the Proposal is set out below:


Chevalier Group Staff Provident Fund Scheme
Dr. CHOW Yei Ching
KUOK Hoi Sang, FUNG Pak Kwan (directors of CIHL and CDIL), KAN Ka Hon, TAM Kwok Wing and Iain Leonard DALE (directors of CIHL)
Public shareholders of CIHL (Note i)
2.1%
48.7%
0.2%
49.0%
CIHL
100.0%
CDIL (Note ii)

Notes:

(i) *This includes a total of about 0.2% interest in the shares of CIHL held by Messrs. LEUNG Kai Kwong and LIU Sik Keung, both being directors of CDIL.*

(ii) *The issued share capital of CDIL immediately following implementation of the Proposal will be 615,964,987 Shares.*

As at the Latest Practicable Date, there were no outstanding options, warrants or convertible securities in CDIL. Save for the Chevalier Group Staff Provident Fund Scheme which, within the six months prior to and including 10th September, 1999 (being the last trading day prior to suspension of trading in the Shares pending the issue of this announcement), acquired a total of 168,000 Shares (representing about 0.03% of the issued share capital of CDIL) at prices of HK$0.78, HK$0.80 and HK$0.79 on 12th March, 26th March and 8th April, 1999 respectively, none of CIHL or its directors (being parties acting in concert with CIHL, and amongst which Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan and FUNG WO Shun are also the Directors) have dealt in any Shares within the six months prior to and including 10th September, 1999.

REASONS FOR AND BENEFITS OF THE PROPOSAL

The Asian financial turmoil has adversely affected general economic conditions and investors' sentiment in Hong Kong. There has been a significant decrease in the number of property transactions, and property prices and yields have experienced downward adjustments. The Directors believe that conditions in the property market have stabilised with Hong Kong gradually recovering from the Asian financial turmoil, but it is not expected that there will be any significant improvement in the outlook for the Hong Kong property sector in the near future.

Aurora Ontario		25,000	Office, workshop and parking space for car dealership	Leased
20 Nugget Avenue Scarborough Ontario	100	22,460	Office, workshop and parking space for trucks	Vacant
The PRC				
Qi Shi Hotel – Xin Yang 355 Minquan Road Xinyang Henan Province	70	129,000	Hotel	In operation
Property under development				
The PRC				
Chevalier Place 168 Anfu Road Xuhui District Shanghai	64	450,150	Residential and commercial	Construction in progress. Expected to be completed in late 1999
Properties held for future development				
The PRC				
Lot Nos. H-1-1 and H-1-2 Hongfu Road Zhongxin District Dongguan Guangdong Province	50	770,000 (Proposed)	Residential and commercial	Vacant
Canada				
North side of Passmore Avenue Part Lot 20 Scarborough Ontario	100	217,800 (Site area)	Industrial	Vacant
Lots 3 and 4, Plan M-31 5-7 Allaura Road Aurora Ontario	100	94,525 (Site area)	Industrial	Used as temporary car park
Property contracted to be acquired				
The PRC				
Onward Science & Trade Centre 7 Donghuan South Road Chaoyang District Beijing	9	203,400	Residential and commercial	Construction in progress. Expected to be completed in late 1999
Properties held for sale				
Hong Kong				
Units 1 and 8 on 3/F, Unit 1 on 12/F, Units 1-6 on 15/F and the whole of 16/F Chevalier House 45-51 Chatham Road South Tsimshatsui Kowloon	100	16,000	Office premises	Leased
Units 3-5, 10 and 14 on G/F, Units 1 and 3 on 1/F, Units 18 and 19 on 9/F, Units 3 and 9 on 10/F and Units 1-2 on 15/F Chevalier Commercial Centre 8 Wang Hoi Road Kowloon Bay Kowloon	33.3	12,167	Shop/office premises	Leased

Other properties of the CDIL Group include certain units and car parking spaces in two industrial properties held for investment in Hong Kong, and two residential properties held for sale in Hong Kong.

As at 31st March, 1999, the total gross floor area of investment properties and properties held for sale by the CDIL Group in Hong Kong was about 528,000 sq. ft. and 35,000 sq. ft. respectively, out of which 444,250 sq. ft., or about 78.9% of the total gross floor area of the CDIL Group's investment properties and properties held for sale in Hong Kong, was occupied by CIHL and its Associates. In view of the proportion of investment properties and properties held for sale by the CDIL Group in Hong Kong which is occupied by CIHL and its Associates, and the performance of the Shares as discussed below, the directors of CIHL believe that it is beneficial to have CDIL privatised so that the asset base of the CIHL Group can be strengthened (as the Price is below the net asset value per Share and CDIL will become a wholly-owned subsidiary of CIHL upon its successful privatisation). In addition, the privatisation of CDIL would enable the administration, regulatory and compliance obligations of the CIHL Group to be simplified. Accordingly, the directors of CIHL decided to put forward the Proposal to the Directors. It is the intention of CIHL to maintain the existing businesses of the CDIL Group upon the successful privatisation of CDIL.

As with the performance of other small to medium-sized listed property companies in Hong Kong, the Shares have been trading at a substantial discount to its net asset value, and the trading volume of the Shares has been thin. A selection of 5 listed property companies in Hong Kong which are of similar size to CDIL (with market capitalisation ranging between HK$265 million and HK$641 million) shows that such companies are trading at discounts of between 31.4% and 69.7% to their respective latest audited consolidated net assets, and the 60-day average trading volume of their shares accounts for about 0% to 0.2% of their respective issued share capital. In respect of CDIL, the average closing prices of the Shares for the periods of 5, 20, 60 and 120 trading days up to and including 10th September, 1999 are about HK$0.792, HK$0.719, HK$0.785 and HK$0.788 respectively. Such average closing prices represent discounts of about 39.5%, 45.1%, 40.1% and 39.8% respectively to the audited consolidated net asset value per Share of about HK$1.31 as at 31st March, 1999. The average daily trading volume of the Shares for the 5, 20, 60 and 120 trading days ended 10th September, 1999 (inclusive) was about 2.81 million Shares, 1.13 million Shares, [illegible].67 million Shares and 1.89 million Shares respectively. Such daily trading volume represents about 0.4%, 0.2%, [illegible].4% and 0.3% of the issued share capital of CDIL respectively. Given the substantial discounts of the market price to the net asset value per Share, and the relatively low liquidity of the Shares traded on the Stock Exchange, the Directors are of the opinion that should CDIL wish to raise additional funds for its businesses, it may be difficult for CDIL to do so through the equity markets. In light of the size of CDIL (being about HK$523.6 million based on the closing price of HK$0.85 per Share on 10th September, 1999) and the fact that the Hong Kong property market is not expected to demonstrate a significant improvement in the near future, the Directors do not expect that CDIL's ability of raising funds from the equity markets will improve significantly in the foreseeable future. Upon the Scheme becoming effective, CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Although the Price represents a discount of about 28.2% to the audited consolidated net asset value per Share, it represents a premium of about 18.7%, 30.7%, 19.7% and 19.3% over the 5-day, 20-day, 60-day and 120-day average closing price per Share. In view of the prevailing market price and the low liquidity of the Shares, the Directors believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in CDIL at a premium to the prevailing market price of the Shares. In the circumstances, the Directors have favourably determined to put forward the Proposal to the Scheme Shareholders for their consideration.

CONDITIONS OF THE PROPOSAL

The Proposal is conditional upon:

(a) the passing of an ordinary resolution to approve and give effect to the Proposal by independent shareholders of CIHL at a special general meeting of CIHL;

(b) the approval of the Scheme by a majority in number representing not less than three-fourths in value of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, provided that either:

(i) the majority in number approving the Scheme represents not less than nine-tenths in value of those Shares that are voted by the Independent Shareholders; or

(ii) if not so approved by the requisite majority mentioned in (b)(i) above, the Scheme is not disapproved by the Independent Shareholders voting in person or by proxy at such meeting holding more than 2.5% of the total number of Shares in issue;

Kwan and TAM Kwok Wing were also interested in an aggregate of 545,454,151 shares in CIHL as at the Latest Practicable Date, representing about 48.9% of the issued share capital of CIHL. As at the Latest Practicable Date, the Chevalier Group Staff Provident Fund Scheme was interested in 23,597,043 shares in CIHL, representing about 2.1% of the issued share capital of CIHL. The Chevalier Group Staff Provident Fund Scheme was also interested in 2,200,000 Shares, representing about 0.4% of the issued share capital of CDIL. As such, Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan and TAM Kwok Wing and the Chevalier Group Staff Provident Fund Scheme shall abstain from voting on the Proposal at the special general meeting of CIHL.

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. In view of the interests of CIHL in the Proposal, CIHL shall abstain from voting on the Scheme at the Court Meeting. All directors of CIHL are considered to be parties acting in concert with CIHL. As mentioned above, as at the Latest Practicable Date, certain directors of CIHL, namely Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun and TAM Kwok Wing, were personally interested in an aggregate of 47,139,771 Shares, representing about 7.7% of the issued share capital of CDIL. As at the Latest Practicable Date, Messrs. HO Chung Leung and LIU Sik Keung, who are the Directors, were personally interested in an aggregate of 4,139,222 Shares (representing about 0.7% of the issued share capital of CDIL) and 2,000,000 share options in CIHL. Mr. LIU Sik Keung was also interested in 1,984,017 shares in CIHL (representing about 0.2% of the issued share capital of CIHL) as at the Latest Practicable Date. The Chevalier Group Staff Provident Fund Scheme, which was interested in 2,200,000 Shares (representing about 0.4% of the issued share capital of CDIL) and 23,597,043 shares in CIHL (representing about 2.1% of the issued share capital of CIHL) as at the Latest Practicable Date, is considered to be a party acting in concert with CIHL. As such, CIHL, the Chevalier Group Staff Provident Fund Scheme and Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, TAM Kwok Wing, HO Chung Leung and LIU Sik Keung shall abstain from voting on the Scheme at the Court Meeting.

CIHL, the Chevalier Group Staff Provident Fund Scheme and Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, TAM Kwok Wing, HO Chung Leung and LIU Sik Keung have indicated that if the Scheme is approved at the Court Meeting, their respective Shares will be voted in favour of the special resolution to be proposed at the special general meeting of CDIL to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the authorised and issued capital of CDIL).

CIHL has appointed BNP Prime Peregrine as its financial adviser in connection with the Proposal. As at the Latest Practicable Date, the Scheme Shareholders were interested in 380,735,174 Shares, representing about 61.8% of the issued share capital of CDIL. CIHL intends to finance the total consideration for the Proposal, being about HK$357.9 million, entirely through bank financing. BNP Prime Peregrine is satisfied that sufficient financial resources are available to CIHL for the implementation of the Proposal.

The Directors have appointed an independent board committee comprising Messrs. LU Tseng Yung and LEUNG Ding Bong, Ronald, to advise the independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of CDIL in connection with the Proposal.

The directors of CIHL have appointed an independent board committee, comprising Messrs. Iain Leonard DALE, CHENG Ming Fun, Paul and WONG Wang Fat, Andrew, to advise the independent shareholders of CIHL in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of CIHL in connection with the Proposal.

A circular containing, *inter alia*, further details of the Proposal, the expected timetable, explanatory information as required under the Companies Act, information regarding the CDIL Group and the CIHL Group, valuation reports, recommendation from the independent board committee of CDIL with respect to the Proposal, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of a special general meeting of CDIL will be despatched to the Shareholders as soon as practicable.

A circular containing, *inter alia*, further details of the Proposal, information regarding the CDIL Group and the CIHL Group, valuation reports, recommendation from the independent board committee of CIHL with respect to the Proposal, a letter of advice from the independent financial adviser to such independent board committee and a notice of a special general meeting of CIHL will be despatched to shareholders of CIHL on the same day the circular of CDIL is despatched to the Shareholders.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"BNP Prime Peregrine"	BNP Prime Peregrine Capital Limited, financial adviser to CIHL
"CDIL"	Chevalier Development International Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and which was owned as to about 38.2% by CIHL as at the Latest Practicable Date
"CDIL Group"	CDIL and its subsidiaries
"CIHL"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"CIHL Group"	CIHL and its subsidiaries but excluding the CDIL Group
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Court Meeting"	a meeting of the Scheme Shareholders convened by the direction of the Supreme Court at which the Scheme will be voted
"Director(s)"	director(s) of CDIL
"Grand Assets"	Grand Assets (China) Company Limited, a company wholly owned by Mr. LI Wo Hing, a director of CDIL
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than CIHL, the directors of CIHL, Messrs. HO Chung Leung and LIU Sik Keung and the Chevalier Group Staff Provident Fund Scheme
"Latest Practicable Date"	14th September, 1999, being the latest practicable date prior to the issue of this announcement for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Price"	a price of HK$0.94 per Share payable to the Scheme Shareholders under the Scheme
"Proposal"	proposal for the privatisation of CDIL by CIHL by way of the Scheme
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders
"Scheme Shareholder(s)"	Shareholder(s) other than CIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of CDIL
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supreme Court"	the Supreme Court of Bermuda
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"sq. ft."	square feet

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
CHOW Yei Ching
Chairman

Hong Kong, 18th September, 1999

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT

At the respective requests of Chevalier Development International Limited ("CDIL") and Chevalier International Holdings Limited ("CIHL"), trading in the shares of CDIL and of CIHL on The Stock Exchange of Hong Kong Limited has been suspended with effect from 10:00 a.m. and 10:03 a.m. on 13th September, 1999 respectively, pending the issue of an announcement in relation to a proposed privatisation of CDIL by CIHL (the "Proposed Privatisation"). A further announcement on the Proposed Privatisation will be made as soon as practicable.

By Order of the board of
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
CHOW Yei Ching
Chairman

By Order of the board of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 13th September, 1999

The directors of CDIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to CIHL) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of CIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to CDIL) and confirm ,having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 1999

HIGHLIGHTS

- *Due to the completion of 3 PSPS projects during the year, turnover increased by 56% to HK$11.693 million*
- Most of the core businesses of the Group experienced steady growth, despite the adverse impact of the Asian financial crisis
- Earnings per share were HK15 cents
- The performance of PSPS projects was adversely affected by a substantial downturn in the property market during 1998
- Profit attributable to shareholders decreased to HK$153 million
- Steady rental income was maintained by Chevalier Development International Limited
- The name of Chevalier (OA) International Limited 其士(商業系統)國際有限公司 will be changed to Chevalier iTech Holdings Limited 其士科技控股有限公司 in order to reflect the evolving nature of its business
- Substantial cost-cutting was implemented by Chevalier Construction Holdings Limited to maintain its competitiveness
- With the upturn of the Singapore economy in 1999, the Directors are optimistic about the performance of Chevalier Singapore Holdings Limited in the next financial year
- The Board is encouraged by the improving picture for the Hong Kong economy. The reduction in the Group's overheads and an increase in business augur well for the future

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 1999, together with the comparative figures for the previous year, are summarized as follows:

	Note	1999 HK$'000	1998 HK$'000
Turnover		11,693,045	7,478,088
Operating profit			
Excluding exceptional items		215,606	349,719
Exceptional items	1	(29,417)	(2,981)
		186,189	346,738
Share of results of associated companies		37,986	(11,755)
Share of results of jointly controlled entities		22	2,184
Profit before taxation		224,197	337,167
Taxation	2	(47,917)	(60,691)
Profit after taxation		176,280	276,476
Minority interests		(23,669)	(81,307)
Profit attributable to shareholders		152,611	195,169
Dividends	3	55,220	98,797
Earnings per share	4		
Basic		15 cents	22 cents
Diluted		14 cents	22 cents

Notes:

1. Exceptional items:

	1999 HK$'000	1998 HK$'000
The Group		
Profit on disposal of interests in associated companies	–	42,598
Exchange loss on devaluation of foreign currencies	–	(26,729)
Deficit on revaluation of properties	(9,455)	(11,253)
Provision for loss on investments	(13,631)	(7,597)
Staff redundancy cost	(6,331)	–
	(29,417)	(2,981)

2. Hong Kong profits tax has been provided for at the rate of 16% (1998: 16.5%) on the estimated assessable profits less available tax relief for losses brought forward of each company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual companies concerned.

	1999 HK$'000	1998 HK$'000
Provision for Hong Kong profits tax		
Current taxation		
The Company and subsidiaries		
Hong Kong	36,115	48,358
Overseas	7,874	9,853
Deferred taxation		
The Company and subsidiaries in Hong Kong	–	1,095
	43,989	59,306
Associated companies in Hong Kong	1,664	4,410
Jointly controlled entities in Hong Kong	2,264	(3,025)
	3,928	1,385
	47,917	60,691

3. Dividends:

	1999 HK$'000	1998 HK$'000
Interim dividend paid HK2 cents (1998: HK4 cents) per share	21,765	39,303
Proposed final dividend of HK3 cents (1998: HK5 cents) per share	33,455	51,232
Additional dividend	–	8,262
	55,220	98,797

The amount of final dividend payable for the year ended 31st March, 1999 has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the record date for payment of dividend. The dividend payable will increase by approximately HK$2,193,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current year's final dividend.

Additional dividend represents the final dividend for the year ended 31st March, 1997 paid on shares alloted subsequent to that date but before the closing of the members' register for such dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividends.

4. Earnings per share:

(a) Basic

The calculation of earnings per share is based on the profit attributable to shareholders of HK$152,611,000 (1998: HK$195,169,000) and on the weighted average number of 1,052,253,289 (1998: 880,563,264) shares in issue during the year.

(b) Diluted

The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$152,611,000 and on the weighted average number of 1,055,889,300 shares being the weighted average number of shares in issue during the year adjusted by the effects of all dilutive potential ordinary shares.

The 1998 diluted earnings per share has been re-computed to comply with the revised Statement of Standard Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants, as follows:

	Year ended 31st March, 1998 HK$'000
Earnings for the purpose of calculating diluted earnings per share	195,169
Weighted average number of shares for the purpose of calculating basic earnings per share	880,563,264
Dilutive potential ordinary shares issuable under the Company's share option scheme	213,281
Weighted average number of shares for the purpose of calculating diluted earnings per share	880,776,545

5. Certain comparative figures have been reclassified to conform with the current years presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK3 cents (1998: HK5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Thursday, 23rd September, 1999. This, together with the interim dividend of HK2 cents (1998: HK 4 cents) per share paid during the year, represents a dividend distribution of HK5 cents (1998: HK9 cents) per share for the year ended 31st March, 1999.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Tuesday, 2nd November, 1999 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 6th October, 1999. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Thursday, 16th September, 1999.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

YEAR 2000 ISSUE

The Group is well aware of the significance of the Year 2000 ("Y2K") compliance issue. As mentioned in the 1998/99 Interim Report of the Company, an overall risk assessment of the Y2K issue has been finished. The Group has accomplished substantial process in its Y2K compliance programme. Most of its major computer information systems have been upgraded and replaced and are now fully Y2K compliant. The Group is in the process of formulating contingency plans to deal with any unforeseen problems that may arise during the millennium crossover. The Directors believe that the Y2K issue will have no material impact on the operations of the Group.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operations size. As at the date of this announcement, the Group did not have any material commitment in respect of the Y2K problem.

The Group has adopted a simplified form of disclosure and further details of the Y2K issue will be disclosed in the Company's 1998/99 Annual Report.

I would like to take this opportunity to express my gratitude to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

By Order of the Board
KUOK Hoi Sang
Deputy Managing Director

Hong Kong, 3rd August, 1999

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:45 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1999.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 27th August, 1999

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Thursday, 16th September, 1999.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

The Company entered into the Agreement on 7th May, 1999 with Pioneer Ford for the capital reorganisation of Golden Forum. The Company and Pioneer Ford are at present interested in 51 per cent. and 49 per cent. of the issued share capital of Golden Forum respectively. Upon completion of the Agreement, Pioneer Ford will hold the entire economic and equity interests of and in Golden Forum. The Company will receive HK$105,672,000 as consideration under the Agreement.

The Agreement constitutes a connected transaction of the Company and will be subject to the approval of the shareholders of the Company.

A circular containing, among other things, details of the Agreement, the valuation report, the recommendation of the independent financial adviser and the notice of the special general meeting of the Company will be despatched to the shareholders of the Company as soon as practicable.

Reference is made to the announcement of the Company dated 28th April, 1999.

REORGANISATION AGREEMENT DATED 7TH MAY, 1999 (THE "AGREEMENT")

Parties :

(1) Chevalier International Holdings Limited (the "Company"), which is interested in 510,000 shares, or 51 per cent., of the existing issued share capital of Golden Forum Limited ("Golden Forum").

(2) Pioneer Ford Development Limited ("Pioneer Ford"), a subsidiary of Chow Tai Fook Enterprises Limited, which is interested in 490,000 shares, or 49 per cent., of the existing issued share capital of Golden Forum. Save for its interest in Golden Forum, Pioneer Ford is otherwise an independent third party not connected with the chief executive, directors, or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

THE REORGANISATION

Pursuant to the Agreement, Pioneer Ford has agreed to subscribe, by itself and/or its nominee, 10 shares of Golden Forum at HK$1 per share in cash. The aforesaid 10 shares and the 490,000 shares already held by Pioneer Ford in Golden Forum will be designated ordinary shares of HK$1 each of Golden Forum. The 510,000 shares in Golden Forum held by the Company will be converted into non-voting deferred shares. Upon completion of the Agreement, Pioneer Ford will hold the entire economic and equity interests of and in Golden Forum. The issued share capital of Golden Forum as at 28th February, 1999 was HK$1,000,000.

Golden Forum is a joint venture formed on 4th August, 1998 by the Company and Pioneer Ford for the purpose of the development of the parcel of land at Aldrich Bay Reclamation (the "Site") known as Shau Kei Wan Private Sector Participation Scheme Project (the "Project"). The Project involves the development of 10 residential blocks, a commercial complex, 1 kindergarten and 679 parking spaces on the Site with an area of approximately 252,000 sq. ft. Works of the Project commenced in August, 1998 and the Project is expected to be completed by early 2001. The principal asset of Golden Forum is the Site which was valued at HK$1,530,000,000 as at 27th February, 1999 by Knight Frank, an independent professional valuer (the "Valuation"). The estimated total development cost in relation to the Project is HK$3,400,000,000 of which HK$1,300,000,000 was invested as at 28th February, 1999. Upon completion of the Agreement, the Company will be released from all the development obligations.

CONSIDERATION

In consideration of the Company acting as required under the Agreement, Pioneer Ford will at completion of the Agreement pay to the Company the sum of HK$105,672,000 (the "Consideration").

The Consideration was arrived at after arm's length negotiation between the parties and was determined with reference to the proforma unaudited net asset value of Golden Forum of HK$205,034,846 as at 28th February, 1999, taken into account the Valuation. For the period from 11th June, 1997 (date of incorporation) to 31st March, 1998, Golden Forum recorded an audited loss of HK$12,226. For the 11 months ended 28th February, 1999, the unaudited loss of Golden Forum was HK$4,955. Such loss was mainly related to administration expenses incurred during the period. As at 28th February, 1999, Golden Forum had a shareholder loan from Pioneer Ford in the amount of HK$1,116,000,000 and a loan due to an independent third party in the amount of HK$109,000,000. Other liabilities related to the development of the Project was HK$100,000,000.

Since the Company has not been appointed the majority of the board of directors of Golden Forum, its accounts was not consolidated in the accounts of the Company in accordance with Statement No. 7 of the Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

CONDITIONS

Completion of the Agreement is conditional upon, among other things, the passing by the shareholders of the Company (other than Pioneer Ford and its associates) in a general meeting of a resolution approving the Agreement and the execution of the transactions contemplated thereunder.

COMPLETION

Completion shall take place within two business days after the Agreement has become unconditional or such other time as may be agreed by the parties.

REASONS FOR THE AGREEMENT

The principal activity of the Company is investment holding while its subsidiaries are engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; sales and servicing of computer and office equipment and telecommunication system.

Total investment cost incurred by the Company in the Project as at 28th February, 1999 approximately HK$18,000,000. The directors of the Company (the "Directors") consider that the disposal under the Agreement provides the Company with the opportunity to realise its investment in, and capture a gain of approximately HK$87,000,000 from the Project at an early stage of the development with no risk and no further funding obligations. The aforesaid gain will be recorded in the accounts of the Company for the year ending 31st March, 2000. The Directors consider that the terms of the Agreement are fair and reasonable and are in the interests of the Company and the shareholders of the Company as a whole. The net proceeds from the disposal will be used for reduction of bank loans and for general working capital purpose.

GENERAL

As Pioneer Ford is interested in 49 per cent. of the existing issued share capital of Golden Forum, the Agreement constitutes a connected transaction of the Company under the Listing Rules. An independent board committee (the "IBC") will be formed to consider the Agreement and an independent financial adviser will be appointed to advise the IBC in this regard.

A circular containing, among other things, details of the Agreement, the valuation report, the recommendation of the independent financial adviser and the notice of the special general meeting of the Company will be despatched to the shareholders of the Company as soon as practicable. At present, Pioneer Ford has no shareholding in the Company. In any event, Pioneer Ford and its associates will abstain from voting at the general meeting of the Company to be convened to approve the Agreement.

By Order of the Board
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 7th May, 1999

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to the recent increase in the price and turnover of the shares of the Company.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Directors have noted the recent increase in the price and turnover of the shares of the Company. The Directors wish to inform shareholders and investors that discussion are taking place which may result in the transfer of rights in a property development project of the Company to a connected person. No agreement has yet been reached and the possible transfer remains subject to significant conditions. Such agreement, if finalized, will constitute connected and discloseable transactions. A further announcement will be made by the Company as soon as the position is resolved.

Save as aforesaid, we confirm that there are no negotiations or agreements relating other than the said transfer by the Company which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price and turnover sensitive nature.

The shareholders and potential investors of the Company are advised to exercise caution in dealing in securities of the Company.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 28th April, 1999

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors of Chevalier International Holdings Limited ("the Company") is pleased to announce that Mr. WONG Wang Fat, Andrew has been appointed Non-Executive Director of the Company with effect from 1st April, 1999.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 1st April, 1999

SOUTH CHINA MORNING POST THURSDAY, APRIL 1, 1999

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1998

HIGHLIGHTS

- Turnover increased to HK$5,276 million
- Profit attributable to shareholders shrank slightly by 4% to HK$97 million
- All core businesses, such as lifts and escalators, aluminium windows and curtain walls, electrical and mechanical works and environmental engineering, continued to record stable growth
- Contribution from the property division slowed down as sales of units in Private Sector Participation Scheme ("PSPS") projects were slow
- Progress on the foundation work of the latest PSPS project at Aldrich Bay is satisfactory, and superstructure work will be started early next year
- Steady contribution of rental income to Chevalier Development International Limited from investment properties
- With steady and solid recurring cash inflow, an experienced management team and streamlined operations, Chevalier (OA) International Limited is well positioned to cope with the challenges in the year ahead
- Operating costs of Chevalier Construction Holdings Limited have been trimmed substantially, so as to weather the difficult times in the second half of the year
- Chevalier Singapore Holdings Limited continues to show recurring revenue improvement from the servicing and maintenance business

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1998, together with the comparative figures for the corresponding period in 1997, are summarized as follows:

	Note	For the six months ended 30th September 1998 HK$'000	1997 HK$'000
Turnover		5,276,080	4,906,661
Operating profit		97,311	219,028
Exceptional item	1	-	(25,369)
		97,311	193,659
Share of results of associated companies		41,162	8,767
Profit before taxation		138,473	202,426
Taxation	2		
The Group			
Hong Kong		(26,553)	(35,657)
Overseas		(1,448)	(4,571)
Associated companies			
Hong Kong		(872)	(1,386)
Profit after taxation		109,600	160,812
Minority interests		(12,689)	(59,596)
Profit attributable to shareholders		96,911	101,216
Interim dividend	3	20,493	39,303
		HK cents	*HK cents*
Earnings per share	4		
Basic		9.46	11.78
Diluted		N/A	11.77
Interim dividend per share		2.0	4.0

Notes:

1. Prior period's exceptional item represented exchange loss on devaluation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1997: 16.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$1,462,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. Earnings per share:

   (a) Basic

   The calculation of earnings per share is based on the profit attributable to shareholders of HK$96,911,000 (1997: HK$101,216,000) and on the weighted average number of 1,024,642,824 (1997: 859,518,081) shares in issue during the period.

   (b) Diluted

   As the exercise prices of the share options were greater than the average market price of the Company's share during the period, there was no dilution effect on earnings per share.

   The diluted earnings per share for the six months ended 30th September, 1997 was restated in accordance with the revised Statement of Standard Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$101,216,000 and the weighted average number of 860,168,081 shares, being the weighted average number of shares in issue adjusted by the effects of all dilutive potential shares during the last period.

   Reconciliation of the weighted average number of shares used in calculating basic and diluted earnings per share:-

	Six months ended 30th September 1997 *HK$'000*
Earnings	101,216
Weighted average number of ordinary shares for the purpose of basic earnings per share	859,518,081
Effect of dilutive potential ordinary shares – Options	650,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	860,168,081

5. Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

In order to meet challenges in the second half of the year, the Directors have resolved to declare an interim dividend of HK2 cents (1997: HK4 cents) per share for the six months ended 30th September, 1998 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 29th January, 1999.

The Directors have also resolved that the interim dividend should be paid on Friday, 12th March, 1999 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 25th January, 1999 to Friday, 29th January, 1999 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Wednesday, 10th February, 1999. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25th January, 1999 to Friday, 29th January, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 22nd January, 1999.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1998.

YEAR 2000 ISSUE

The Group is well aware of the significance of the Year 2000 issue and has set up a Y2K committee, which is supervised by executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department, to address the issue.

The Group has completed the investigation phase of its compliance programme and is currently carrying out conversion and testing of Year 2000 solutions within its systems. The Group aims to achieve a full Year 2000 compliance by the middle of 1999. The Group has adopted the simplified form of disclosure and further details of the Year 2000 issue will be disclosed in the 1998/99 interim report.

During the difficult economic situation, I wish to express my gratitude to my fellow directors for their support, and to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 29th December, 1998

SOUTH CHINA MORNING POST SEPTEMBER 24, 1998

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier International Holdings Limited ("the Company") announces that Mr. Leo LEE Tung Hai retired as a non-executive director of the Company at the Annual General Meeting held on 23rd September, 1998. The Board would like to express its appreciation to Mr. Lee for his invaluable contribution to the Company over the years.

The Board is also pleased to announce that Mr. Paul CHENG Ming Fun was appointed non-executive director of the Company on 23rd September, 1998.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 23rd September, 1998

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1998.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$325,000,000 to HK$425,000,000 by the creation of an additional 400,000,000 new shares of HK$0.25 each to rank pari passu with the existing shares in all respects."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly: and

(d) for the purposes of this Resolution and the Resolution 7:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 21st August, 1998

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Wednesday, 16th September, 1998.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST MARCH, 1998

HIGHLIGHTS

- Turnover increased by 37% to HK$7.5 billion
- Profit attributable to shareholders was HK$195 million
- Earnings per share were HK22 cents
- The Group has substantial contracts on hand and steady maintenance income despite the difficult economic situation in the region
- Chevalier Development International Limited will continue to invest in Shanghai low-priced housing projects
- Chevalier (OA) International Limited recorded a good performance in its telecommunications retailing business
- Intense price competition, downturn of the property cycle and high interest rates continued to squeeze the profit margin of Chevalier Construction Holdings Limited
- Although the businesses slowed down in Singapore, cost control measures were taken by Chevalier Singapore Holdings Limited to maintain its contribution
- With negative growth in Hong Kong's real gross domestic product, a high unemployment rate, high levels of interest rates and a credit crunch caused by the Asian financial turmoil, the coming year would be difficult and challenging

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 1998, together with the comparative figures for the previous year, are summarized as follows:

	Note	1998 HK$'000	1997 HK$'000
Turnover		7,478,088	5,463,939
Profit from ordinary activities			
Operating profit		342,122	310,879
Exceptional items	1	4,616	33,649
		346,738	344,528
Share of results in associated companies		(9,571)	77,349
Profit before taxation		337,167	421,877
Taxation	2	(60,691)	(79,566)
Profit after taxation		276,476	342,311
Minority interests		(81,307)	(101,640)
Profit attributable to shareholders		195,169	240,671
Dividend	3	98,797	86,187
		HK cents	*HK cents*
Earnings per share	4		
Basic		22	29
Fully diluted		-	26
Dividend per share	3		
Interim		4	4.5
Final		5	7

Notes:

1. *Exceptional items:*

	1998 HK$'000	1997 HK$'000
Loss on revaluation of properties	(11,253)	-
Profit on disposl of listed subsidiaries	42,598	-
Exchange loss on devaluation of foreign currencies	(26,729)	-
Provision for loss on interests in associated companies written back	-	33,649
	4,616	33,649

2. Taxation:

	1998 HK$'000	1997 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	48,358	54,220
Overseas	9,853	13,198
Associated companies		
Hong Kong	1,385	10,593
Overseas	-	1,555
Deferred taxation		
Company and subsidiaries		
Hong Kong	1,095	-
	60,691	79,566

Provision for Hong Kong profits tax is calculated at the rate of 16.5% (1997: 16.5%) on the estimated assessable profits less available tax relief for losses brought forward of each company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual companies concerned.

3. Dividend:

	1998 HK$'000	1997 HK$'000
Interim dividend paid HK$0.04 per share on 982,559,571 shares (1997: HK$0.045 per share on 740,129,079 shares)	39,303	33,307
Proposed final dividend HK$0.05 per share on 1,024,642,824 shares (1997: HK$0.07 per share on 755,423,124 shares)	51,232	52,880
Additional dividend	8,262	-
	98,797	86,187

The amount of final dividend payable during the year ended 31st March, 1998 has been computed on the assumption that no option holders will subscribe for shares prior to the *record date for payment of dividend. Dividend payable will increase by approximately* HK$3,502,700 if all the grantees of share options should exercise their rights to subscribe for *shares before the closing of the register of members for the current year's final dividend.*

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividend.

Additional dividend represents the final dividend for the year ended 31st March, 1997 paid on shares allotted subsequent to that date but before the closing of the members' register for *such dividend.*

4. Earnings Per Share:
The calculation of earnings per share is based on the profit attributable to shareholders of HK$195,169,000 and on the weighted average number of 880,563,264 shares in issue during *the year. Exercise of the outstanding share options granted would not result in a significant* dilution of the earnings per share. The earnings per share of 1997 have been adjusted for the bonus issue made during the year.

DIVIDEND

The Directors recommend the payment of a final dividend of HK5 cents (1997: HK7 cents) *per share payable to shareholders whose names appear on the Register of Members of the* Company on Wednesday, 23rd September, 1998. This, together with the interim dividend of HK4 cents per share paid during the year, represents a dividend distribution of HK9 cents (1997: HK11.5 cents) per share for the year ended 31st March, 1998.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Monday, 2nd November, 1998 in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Monday, 5th October, 1998. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

INCREASE IN AUTHORISED SHARE CAPITAL

The Directors will propose an ordinary resolution at the annual general meeting to increase the Company's authorised share capital from HK$325,000,000 to HK$425,000,000 by the creation of an additional 400,000,000 shares of HK$0.25 each to rank pari passu with the existing shares in all respects.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 16th September 1998.

CORPORATE RESTRUCTURING AND ALLOTMENT OF SHARES

On 31st July, 1997, a placing and subscription agreement was entered into by the Company, China Everbright Technology Limited and Chevalier (OA) International Limited ("COAI"). After the completion of the transaction and as of the date of this report, the Group has a 50.1% interest in COAI.

The subscription rights attaching to the 1997 warrants of the Company expired on 30th September, 1997.

After the completion of corporate restructuring of Chevalier Development International Limited ("CDIL") on 31st October, 1997, CDIL repositioned its business activities on property investment and development in Hong Kong and the Mainland by (i) acquiring interests in low-cost housing projects in Shanghai, the Mainland; (ii) transferring its interest in Private Sector Participation Scheme projects and building materials business to the Company and (iii) distributing substantially all of its interest in Chevalier Construction Holdings Limited ("CCHL") to its shareholders. As of the date of this the Group has a 38.19% interest in CDIL and a 37.28% interest in CCHL.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31st March, 1998, the Company has repurchased and cancelled a *total of 2,096,000 shares of HK$0.25 each on the Stock Exchange with details as follows:*

Trading month	Number of shares repurchased	Price per share: Highest price paid (HK$)	Price per share: Lowest price paid (HK$)	Consideration paid (HK$)
October 1997	2,096,000	1.31	0.80	2,210,480

The aggregate price of HK$1,686,480 paid was charged against retained profit and the nominal value of the Shares repurchased of HK$524,000 was transfered to capital redemption reserve.

The Directors considered that the purchase of shares would be to the benefits of the Company and would lead to an enhancement of the net assets, earnings per share and liquidity of the shares.

Save as disclosed herein, the Company or any of its subsidiaries have not purchased, sold or redeemed any of the listed securities of the Company during the year ended 31st March, 1998.

We wish to express our gratitude to all staff for their dedication and commitment.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998

(Page 1)

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2002, together with the comparative figures for the previous year, are summarised as follows:

	Notes	2002 HK$'000	2001 HK$'000
Turnover	1	3,338,878	3,774,657
Cost of sales		(2,798,120)	(3,115,102)
Gross profit		540,758	659,555
Other revenue		46,114	64,722
Distribution costs		(242,508)	(237,194)
Administrative expenses		(116,795)	(121,041)
Other operating expenses		(31,868)	(44,790)
Profit from operations	2	195,701	321,252
Finance costs		(57,893)	(83,795)
Share of results of associates		16,620	(9,752)
Share of results of jointly controlled entities		(15,967)	5,974
Profit before taxation		138,461	233,679
Taxation	3	(22,816)	(49,460)
Profit before minority interests		115,645	184,219
Minority interests		(4,183)	(12,460)
Profit attributable to shareholders		111,462	171,759
Dividends		44,629	73,214
Earnings per share	4		
Basic		9 cents	15 cents
Diluted		9 cents	14 cents

Notes:

1. **Segment Information**

An analysis of the Group's turnover and contribution to operating profit by business and geographical segments are as follows :

(a) By business segment

For the year ended 31st March, 2002

	Lifts, escalators, electrical, mechanical and environmental engineering HK$000	Aluminium works and Building material HK$000	Motor vehicles HK$000	Property investment and development HK$000	Sales and servicing of IT equipment and business machines HK$000	Trading HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Group Total by segment HK$000
Turnover										
Total Turnover	1,313,958	333,366	310,854	163,365	739,395	123,075	315,161	52,847	83,347	3,435,408
Inter-segment sales	(2,441)	(4,366)	-	(44,989)	(3,913)	(1,719)	(13,520)	-	(25,542)	(96,530)
External Sales	1,311,517	329,000	310,854	118,376	735,482	121,356	301,641	52,847	57,805	3,338,878
Results										
Segment Results	107,713	14,843	3,151	43,732	(23,463)	(4,109)	18,368	(8,568)	23,165	174,832
Unallocated corporate expenses										(3,727)
Interest income										23,682
Dividend income										914
Profit from operations										195,701
Interest expenses										(57,893)
Share of results of associates	(620)	-	-	10,000	5,135	-	-	-	2,105	16,620
Share of results of jointly controlled entities	1,391	-	-	203	-	-	-	-	(17,561)	(15,967)
Profit before taxation										138,461
Taxation										(22,816)
Profit before minority interests										115,645
Minority interests										(4,183)
Net profit for the year										111,462

For the year ended 31st March, 2001

	Lifts, escalators, electrical, mechanical and environmental engineering HK$000	Aluminium works and Building material HK$000	Motor vehicles HK$000	Property investment and development HK$000	Sales and servicing of IT equipment and business machines HK$000	Trading HK$000	Insurance business HK$000	Hotel operation HK$000	Others HK$000	Group Total by segment HK$000
Turnover										
Total Turnover	1,741,008	271,633	332,360	116,134	947,782	121,242	138,299	46,127	157,478	3,872,063
Inter-segment sales	-	-	-	(56,283)	(4,517)	(161)	(13,093)	-	(23,352)	(97,406)
External Sales	1,741,008	271,633	332,360	59,851	943,265	121,081	125,206	46,127	134,126	3,774,657
Results										
Segment Results	182,005	84,625	1,680	46,256	15,102	(3,742)	(8,100)	(685)	(33,422)	283,719
Unallocated corporate expenses										(4,661)
Interest income										41,383
Dividend income										811
Profit from operations										321,252
Interest expenses										(83,795)
Share of results of associates	-	-	-	22	5,109	-	-	-	(14,883)	(9,752)
Share of results of jointly controlled entities	796	-	-	5,177	-	-	-	-	1	5,974
Profit before taxation										233,679
Taxation										(49,460)
Profit before minority interests										184,219
Minority Interests										(12,460)
Net profit for the year										171,759

(b) By geographical segment

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Contribution to profit/(loss) from operations 2002 HK$'000	Contribution to profit/(loss) from operations 2001 HK$'000
Hong Kong	2,289,551	2,563,990	143,529	212,250
Mainland China	369,615	372,501	748	55,312
Canada	325,349	349,136	8,921	6,968
Singapore	135,259	164,118	33,908	32,852
U.S.A.	86,995	90,681	4,951	4,132
Thailand	111,519	141,433	9,598	9,227
Others	20,590	92,798	(5,954)	511
	3,338,878	3,774,657	195,701	321,252

2. **PROFIT FROM OPERATIONS**

	2002 HK$'000	2001 HK$'000
Profit from operations arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	57,489	55,344
Assets held under finance leases	2	43
	57,491	55,387
Less: Amount capitalised to contract work	(51)	(71)
	57,440	55,316
Staff costs including directors' emoluments	556,280	554,786
Less: Amount capitalised to contract work	(26,110)	(18,694)
	530,170	536,092
Operating lease payments in respect of leasing of		
Premises	32,792	31,805
Others	695	687
	33,487	32,492

3. **TAXATION**

	2002 HK$'000	2001 HK$'000
Company and subsidiaries		
Current year profits tax		
Hong Kong	21,050	35,527
Overseas	12,673	13,088
Prior year's profits tax (note c)		
Hong Kong	(12,000)	-
Deferred taxation		
Hong Kong	-	(180)
	21,723	48,435
Associates		
Current year profits tax		
Hong Kong	881	805
Jointly controlled entities		
Current year profits tax		
Hong Kong	212	220
	22,816	49,460

(a) Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

(b) Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

(c) Prior year's profits tax represents reversal of provision made on the capital gain on disposal of a subsidiary.

4. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic earnings per share	111,462	171,759
Earnings for the purposes of diluted earnings per share	111,462	171,691
	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,248,951	1,182,860
Effect of dilutive potential ordinary shares: Share options (Note)	5,439	11,093
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,254,390	1,193,953

Note: Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.

5. **CHANGE IN ACCOUNTING POLICIES**

The accounting policies adopted in preparing the financial statements are consistent with those adopted in the financial statements for the year ended 31st March, 2001 except in the current year the adoption of, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number of changes in group accounting policies which are set out below:-

(a) Proposed dividend

In accordance with SSAP 9 (revised) "Events after the balance sheet date", *dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity.*

In adjusting prior year's figure, shareholders' equity as at 31st March, 2001 were restated and increased by HK$43,082,000 representing the proposed final dividend for the year ended 31st March, 2001.

(b) Leases

In accordance with SSAP 14 (revised) "Leases", some amendments were introduced to the basis of accounting for operating leases and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). *Comparative amounts have been restated to achieve a consistent presentation.*

(c) Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

(d) Provisions

In accordance with SSAP 28 "Provisions, contingent liabilities and contingent assets", provisions are recognised when the Group has a present obligation as a result of a past event which is probable will result in an outflow of economic benefits that can be reasonably estimated. The Group does not have significant provision, which does not meet the recognition and measurement criteria of SSAP 28 and has to adjust the opening retained profits as at 31st March, 2001.

(e) Goodwill

In adopting SSAP 30 "Business Combinations", the Group elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, impairment losses in respect of goodwill that arose *between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 have been recognised retrospectively. Goodwill arising on acquisition prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as further impairment losses are identified. Negative goodwill arising on acquisitions prior to 1st April, 2001 will be credited to income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.*

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

Certain comparative figures have been reclassified and adjusted to conform with current year's presentation due to the above changes.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK1.5 cents (2001: HK3.5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 20th September, 2002. This, together with the interim dividend of HK2 cents (2001: HK2.5 cents) per share paid during the year, represents a dividend distribution of HK3.5 cents (2001: HK6 cents) per share for the year ended 31st March, 2002.

Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 20th September, 2002, the dividend warrants will be paid on or about Tuesday, 19th November, 2002 in cash, with shareholders being given the option to receive shares of HK$0.25 each

(Page 2)

("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 16th September, 2002 to Friday, 20th September, 2002, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Thursday, 10th October, 2002. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 16th September, 2002 to Friday, 20th September, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 13th September, 2002.

OVERVIEW

For the year ended 31st March, 2002, the Group's turnover was HK$3,339 million, representing a decrease of 11% over the same period last year. Profit attributable to shareholders was HK$111 million, representing a decrease of 35.1% over the same period last year. This disappointing performance was caused by a further deterioration in the markets in which the Group operates. Despite the downturn in business, the Group has made headway in a number of areas.

MANAGEMENT DISCUSSION AND ANALYSIS

THE COMPANY

Building Services

The significant drop in interest rates had very little impact on either consumption or domestic demand in Hong Kong. The uncertain economic conditions forced companies to reduce costs especially staff costs, leading to a surge in unemployment and negative income growth. Deterioration in labour market led to further erosion in consumer confidence and weakness in the property market. As a result, the overall performance of the Building Services Division was adversely affected with both the turnover and profits substantially reduced.

Nevertheless, during the year, the Lifts and Escalators Division ("LED") was awarded numerous contracts from both private and public sectors. In recognition of its quality services, LED won the Certificate of Merit of 2001 Quality Award organised by the Hong Kong Management Association. This award is widely recognised by the public and is strong proof of LED's long-term commitment of pursuing excellence.

In August last year, Chevalier Australia Holdings Pty Limited was set up in Sydney, Australia. This office provides design, engineering management and installation services of curtain walls and aluminium windows.

Pipe Rehabilitation

This division was set up in 1998 when the Group established a joint venture, called Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK"), with the German pipe relining expert PRS Rohrsanierung GmbH ("PRS"). PPRHK has brought the advanced "No-Dig" pipe rehabilitation technology to Hong Kong and has completed a number of pipe-relining projects successfully for various government departments such as Water Supplies Department, Drainage Services Department, Housing Department and Highways Department. During last year, the Group increased its tie with the partner by investing 44% in PRS and forming a 55/45 partnership with PRS holding the operating units in Hong Kong, Singapore, China and other Asian countries. Currently, the Division has secured several major pipe rehabilitation contracts in Singapore and various trial projects in Hong Kong. It is envisaged that the investment in this business will generate long-term benefit to the Group.

Environmental Engineering

During the year, the performance of the Environmental Engineering Division was satisfactory with the improved operating results compared with last year. Major contracts awarded during the year included the environmental related installation at Irrigation Pumping Station for Penny's Bay Development. In addition to the medical waste treatment operation in Manila, the Group has negotiated with Bangkok Metropolitan Administration for the design, supply, testing and commissioning for the Sludge Treatment System. Several sewage treatment plant and wastewater treatment system contracts were also under tendering process in the Mainland. With its expertise in the environmental industry, the Group believes that it is well positioned to capture additional business opportunities in the region.

Hotel Investment

The performance of the Group's two hotels, Qi Shi Hotel in Xinyang and Jiujiang of Mainland China improved with the occupancy rates for both hotels increased to 70%. Due to the high service standard, the hotel in Jiujiang was classified as "four-star" hotel by the Tourist Board of Jiangxi Province in May, 2001. The Qi Shi Hotel in Dongguan was opened in August 2001. This three-star hotel is adjacent to foreign enterprises and major tourist spots. It comprises 96 rooms and provides a wide range of dining, recreation and business facilities to business guests and tourists in Dongguan. After its opening, it recorded a steady growth in occupancy and revenue, although the break-even point has not been reached.

Contribution from the hotel in Canada declined in line with weak economic situation after September 11 last year.

Insurance

The performance of the Insurance Division improved substantially during the year. Gross premium and net profit recorded encouraging growth to over HK$300 million and HK$18 million respectively as compared with last year. In order to establish its presence in the Mainland, the division set up a representative office in Beijing in July last year.

Property Investment and Property Management

During the year, the occupancy rate of the luxury residential property in Shanghai, Chevalier Place, remained high whilst the investment properties in Hong Kong maintained a steady income generating about HK$15 million during the year. However, due to the persisted slowdown in the property market in Hong Kong, the value of certain investment properties had to be reduced and the Group's operating results were also affected.

The Property Management Division achieved steady growth in both turnover and contribution. It provided property management services for commercial and industrial buildings, residential units, shopping arcades and car parking spaces for both private and public sectors. It has been registered with Hong Kong Housing Authority ("HKHA") since 2000 and was also admitted to the Approved List of Carpark Operators by HKHA in November, 2001. Currently, it manages 16 estates and buildings in Hong Kong with a portfolio of over 17 million square feet.

Logistics

In February, 2002, the Group entered into the cold storage business via Chevalier Cold Storage and Warehousing Limited by acquiring a well-established eighteen-storey warehouse located at Kwai Chung at a consideration of HK$230 million. The warehouse comprises 428,000 square feet of total floor area and 60,000 square feet of carpark space, offering various facilities such as freezer, chiller, air-conditioned warehouse and bonded warehouse. The Group is confident that, with Hong Kong being a transportation hub in the region, the warehousing business will contribute stable income to the Group in the years to come.

Overseas Business

During the year, operating profit of the automobile business in Canada increased by more than 30% despite a decrease in turnover. Moreover, in recognition of its excellence in both sales and customer services, Action Honda has won Quality Dealer Award for the third consecutive year.

Subsequent Event

On 6th March, 2002, the Board proposed a voluntary unconditional cash offer through its wholly-owned subsidiary, Success Vantage Limited ("the Offeror"), to acquire all the ordinary shares of S$0.20 each in the capital of Chevalier Singapore Holdings Limited ("CSHL") at an offer price of S$0.45.

CSHL is a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). The offer period has been closed on 25th April, 2002 and extended to 23rd May, 2002. At the close of the offer period, the Offeror has acquired 99,601,000 shares in CSHL, representing approximately 88.53% of the issued share capital of CSHL. As the Offeror had received acceptances of the Offer less than 90% of the issued share capital of CSHL, the Offeror is not entitled under the Singapore Companies Act to privatise CSHL. CSHL will remain listed on SGX-ST with a public float of approximately 11.47%.

CHEVALIER ITECH HOLDINGS LIMITED ("CiTL")

The year 2001 was a difficult and challenging year for CiTL Group. The weak global economy and the fierce competition in the IT market imposed significant pressure on CiTL Group's turnover and profitability, resulting in an unsatisfactory result for the year ended 31st March, 2002. CiTL Group has recorded a turnover of approximately HK$775 million, representing a decrease of 26%. Loss for the year amounted to HK$9.43 million, compared with a net profit of HK$7.76 million in previous year. Loss per share was HK1.1 cents.

During the year, the total sales of the Computer Division dropped by more than 28% due to the shrinkage in capital spending in the commercial sector. The performance of the IT & Network Solution Division is not satisfactory due to the write-offs arising from the close down of the division in providing internet services. Major contracts secured by Chevalier (Network Solutions) Limited included the contract from Television Broadcasts Limited for the New TV City in Tseung Kwan O and the broadband infrastructure network and in-building ELV systems contract for International Finance Centre, Phase II in May, 2001.

Both turnover and contribution of the Telecommunication Systems & Services Division deteriorated further during the year as the mobile phone market in Hong Kong has almost saturated. Competition among local network operators was very keen and, as a result, Chevalier Shops and other mobile phone franchise shops reported a significant drop in both turnover and loss incurred during the year. Currently, CiTL Group operates a total of 14 Chevalier Shops and 26 franchise shops. The Office Equipment Division also experienced another difficult year but the situation stabilised despite the stagnant market condition. In addition, the turnover of the After-sales Services Division also decreased slightly but the profit margin improved due to the improvement in the operating efficiency and tight cost control. During the year, the overall performance of Q-Mart Shops was unsatisfactory mainly due to intensive competition.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

For the year ended 31st March, 2002, CCHL Group continued to operate under an extremely tough environment due to the slowdown in the local property market. The change in the government policy of Home Ownership Scheme also affected its business. With stringent cost control, effective project management, in spite of a significant decrease in turnover, CCHL Group recorded an operating profit of HK$6.5 million compared with a loss of HK$29.8 million last year. Profit attributable to shareholders was HK$6.7 million (loss of HK$27.6 million in last year) and earning per share increased to HK2.7 cents (loss of HK11.66 cents in last year).

For the year ended 31st March, 2002, the outstanding value of construction contracts and civil engineering contracts of the Group on hand amounted to approximately HK$79 million and HK$182 million respectively.

During the year, building construction continued to be dampened by a sluggish property market. In order to maintain its competitiveness, the Group reduced its work force substantially and controlled its expenses effectively by streamlining the organisation and internal control procedures. The Group was awarded a construction contract of Lam Tin Primary School in Lam Tin Estate Redevelopment, Kwun Tong. This project commenced in February, 2002 and is targeted for completion in July, 2003.

CHEVALIER SINGAPORE HOLDINGS LIMITED ("CSHL")

The turnover of CSHL declined by 15.5% to S$30.4 million mainly due to the decrease in both number and value of the lift and escalator installation projects completed during the year.

The operating profit before income tax of CSHL increased by 7.9% to S$8.4 million as compared to previous year. The increase in profitability was primarily attributable to the increase in gross profit contributed by the increase in revenue from upgrading, retrofitting, testing and commissioning, servicing and maintenance of lifts and escalators. CSHL's investment properties maintained a stable rental income.

FINANCIAL REVIEW

As at 31st March, 2002, the Group's total net asset amounted to approximately HK$2,227,655,000 (2001: HK$2,181,263,000), an increase of HK$46.4 million or 2.1% when compared with 2001.

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,268,001,000 (2001: HK$993,543,000). Cash and deposit at bank including pledged deposits amounted to HK$875,672,000 (2001: HK$768,242,000).

PROSPECTS

The global economic slowdown, aggravated by the September 11 terrorist attacks on the US, had seriously affected world trade and global financial markets, plunging Hong Kong into a second economic downturn after the Asian financial crisis in 1997. The uncertain economic conditions caused companies to reduce costs and action redundancies, leading to a surge in unemployment and negative income growth. Local unemployment rate soared to a record 7.4% for the three months ended 31st May, 2002 whilst consumer spending continued to reduce due to persistent deflation and the weakness in asset markets.

The outlook of Hong Kong economy will mainly depend on the pace of recovery in the US. Recent data indicates that the Hong Kong economy may have passed the trough of the economic downturn but any rebound is likely to be gradual. To solve the structural problems of rising unemployment and deteriorating budget account, the territory has to reinforce its intermediary role between Mainland China and the outside world.

The Group believes that Hong Kong has considerable scope to improve its traditional job as an entrepot to China especially the southern part. The Group's strategic plan addresses this opportunity and new work has already commenced. With its experience in building services, the Group has brought the pipe rehabilitation technology to China and other Asian countries.

Another area of partnership with the Mainland is to strengthen Hong Kong's role as the logistics hub of southern China. Investing in warehousing is the first step of establishing this new line of business in the Group. Being an international city, Hong Kong can expand its support and business to the Mainland.

Insurance is the third major line of business for the Group aiming at the partnership business with the Mainland. The Group has already established a strong base in Hong Kong and is optimistic at developing such business in the Mainland. Backed by the Group's expertise and experience, as well as its well-established network in the Mainland, the Group is in an advantageous position to seize more business opportunities arising from the Mainland in the coming years.

The Group considers that the current weak economic environment offers a golden opportunity to reposition and consolidate our business in Hong Kong and overseas markets. With the implementation of various stringent cost control measures during the financial year, the Group is now in a strong position to ride out the current economic downturn.

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,100 full time staff in Hong Kong and overseas as at 31st March, 2002. Total staff costs amounted to HK$556,280,000 for the year ended 31st March, 2002. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

SHARE OPTION SCHEMES

The Company has adopted a share option scheme on 30th September, 1991 under which Directors are authorised to grant options to full-time employees, including Executive Directors of the Company or its subsidiaries. The scheme has been expired on 29th September, 2001.

The respective Board of the Directors of the Company and CiTL, a subsidiary of the Company, propose to adopt the respective new share option schemes (the "Share Option Schemes") as pursuant to the amendments to Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange. The ordinary resolutions will be proposed for the adoption of the Share Option Schemes at their respective forthcoming Annual General Meetings to be held on 20th September, 2002. Another ordinary resolution will also be proposed for the adoption of the new share option scheme of CiTL at the forthcoming Annual General Meeting of the Company.

Circulars setting out the terms and conditions of the Share Option Schemes will be sent to the shareholders as soon as practicable.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, both independent Non-executive Directors of the Company, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2001 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough times safely.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 11th July, 2002

website: http://www.chevalier.com

Announcement for
Chevalier International Holdings Ltd

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Announcement

Delisting Proposal of Chevalier Singapore Holdings Limited

SEL has given notice in the prescribed form pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore in relation to its right to compulsorily acquire CSHL shares not already held by SEL and parties acting in concert.

Further to the announcements dated 6 February, 2 and 25 April, 2003, the board of directors of Chevalier International Holdings Limited (the "Company") announces that Smart Expand Limited ("SEL", a wholly-owned subsidiary of the Company) has given notice in the prescribed form pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore to those shareholders of Chevalier Singapore Holdings Limited ("CSHL") who have not accepted the delisting exit offer as at 3:30 p.m. on 25 April, 2003 ("Dissenting Shareholders") that it desires to exercise its right to compulsorily acquire the CSHL shares held by them at a consideration of S$0.38 in cash for each CSHL share (same as the delisting exit offer price). Unless any Dissenting Shareholder obtains a court order to contest the compulsory acquisition or otherwise, the compulsory acquisition is expected to take place on 3 June, 2003.

This Announcement is made pursuant to paragraph 2 of the listing agreement between the Company and The Hong Kong Stock Exchange on the simultaneous release of an announcement of CSHL.

By order of the Board
Chevalier International Holdings Limited
Dr. Chow Yei Ching
Chairman and Managing Director

Hong Kong, 2 May, 2003

03 MAY 19 AM 7:21

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CHEVALIER iTECH HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

PROPOSED CONSOLIDATION OF SHARES

The board of CIHL announces the proposed consolidation of every 5 existing issued and unissued share capital of HK$0.25 each into one new share of HK$1.25 each.

The board of CiTL announces the proposed consolidation of every 5 existing issued and unissued share capital of HK$0.10 each into one new share of HK$0.50 each.

The existing board lot size of CIHL and CiTL shares for trading on the Stock Exchange will remain unchanged upon CIHL Shares Consolidation and CiTL Shares Consolidation taking effect.

It is expected that the respective consolidation will become effective on 6 June, 2003, subject to, among others, the passing of an ordinary resolution by the relevant shareholders at a special general meeting to be held on 5 June, 2003.

PROPOSED SHARES CONSOLIDATIONS

The board of directors of Chevalier International Holdings Limited ("CIHL") announces that it proposes to consolidate (the "CIHL Shares Consolidation") every 5 issued and unissued ordinary shares of HK$0.25 *each in the capital of CIHL ("CIHL Existing Shares") into one new ordinary share of HK$1.25 each in the* capital of CIHL ("CIHL New Shares").

The board of directors of Chevalier iTech Holdings Limited ("CiTL") also announces that it proposes to consolidate (the "CiTL Shares Consolidation") every 5 issued and unissued ordinary shares of HK$0.10 each in the capital of CiTL ("CiTL Existing Shares") into one new ordinary share of HK$0.50 each in the capital of CiTL ("CiTL New Shares" which together with the CIHL New Shares shall collectively be referred to as the "new shares").

As at the date of this announcement, the authorised and issued share capital of CIHL and CiTL are as follows:

	CIHL HK$	CIHL No. of CIHL Existing Shares	CiTL HK$	CiTL No. of CiTL Existing Shares
Authorised share capital	425,000,000	1,700,000,000	120,000,000	1,200,000,000
Issued share capital	327,307,966	1,309,231,865	85,677,935	856,779,350
Colour of share certificates		pink		dark blue
Board lot size		2,000		4,000

Immediately after CIHL Shares Consolidation and CiTL Shares Consolidation, it is expected that the authorised and issued share capital of CIHL and CiTL are as follows:

	CIHL HK$	CIHL No. of CIHL New Shares	CiTL HK$	CiTL No. of CiTL New Shares
Authorised share capital	425,000,000	340,000,000	120,000,000	240,000,000
Issued share capital*	327,307,966	261,846,373	85,677,935	171,355,870
Colour of share certificates		red		green
Board lot size		2,000		4,000

* *Such figure will be adjusted for any shares issued or repurchased between the date of this announcement and the effective date of the respective consolidation. The respective CIHL New Shares and CiTL New Shares will rank pari passu with each other.*

As at the date of this announcement, CIHL and CiTL had no outstanding warrants or convertible or exchangeable securities. As regards outstanding options granted by the respective company pursuant to their respective share option scheme, the relevant exercise prices applicable to all such options will be adjusted as a result of the respective consolidation by a factor to be certified by the respective company's auditors.

The existing board lot of shares of CIHL and CiTL for trading on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will remain unchanged upon the respective consolidation becomes effective.

Fractions of new shares arising upon the respective consolidation will be aggregated and sold for the benefit of the relevant company. Each of the consolidations will not, of itself, alter the underlying assets, business, management or financial position of the respective company, nor will the proportionate interests of the shareholders be changed as a result of the consolidation, save as regards, the *de-minimis* impact arising out of the treatment of fractional entitlements as referred to above.

REASONS FOR THE CONSOLIDATIONS

Both the Directors of CIHL and the Directors of CiTL have decided to put forward their respective proposed consolidation as they believe it is appropriate that the traded value of their company's board lots be commensurate with other companies of a similar market capitalisation. In addition, the proposed *consolidations will reduce the number of board lots in the market and, as a result, the handling costs and* transaction charges for the respective company and for those whose interests in CIHL or CiTL are held through CCASS (as defined below) will be reduced, which the Directors of CIHL and the Directors of CiTL believe is in the interests of their respective company and shareholders.

As at the date of this announcement, neither of CIHL nor CiTL has any intention of raising funds upon the consolidation becoming effective.

CONDITIONS OF THE CONSOLIDATIONS

Each of the proposed consolidations is conditional on the following conditions:

(a) the passing of an ordinary resolution by the respective shareholders at a special general meeting ("SGM") to approve the relevant consolidation; and

(b) the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the CIHL New Shares and the CiTL New Shares.

The CIHL Shares Consolidation and the CiTL Shares Consolidation are not inter-conditional.

LISTING AND DEALING

Application will be made by CIHL and CiTL to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, CIHL New Shares and CiTL New Shares respectively.

Subject to the granting of the listing of, and permission to deal in, the CIHL New Shares and CiTL New Shares on the Stock Exchange, these new shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited ("HKSCC") for deposit, clearance and settlement in the Central Clearing and Settlement System established and operated by HKSCC ("CCASS") with effect from the commencement date of dealings in the new shares on the Stock Exchange or such other date as may be determined by HKSCC. *Settlement of transactions between participants of the Stock Exchange on any* trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

FREE EXCHANGE OF SHARE CERTIFICATES

Subject to fulfilment of the conditions and the respective Consolidation taking effect, it is expected that, as from 6 June, 2003, new share certificates for CIHL will be issued in board lots of 2,000 CIHL New Shares and new share certificates for CiTL will be issued in board lots of 4,000 CiTL New Shares. Respective existing share certificates can be submitted to CIHL or CiTL's Hong Kong Branch Share Registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the pink and dark blue share certificates for the CIHL Existing Shares and CiTL Existing Shares will remain effective as documents of title, on the basis of 5 CIHL Existing Shares for 1 CIHL New Share and 5 CiTL Existing Shares for 1 *CiTL New Share, and may be exchanged for new red and green share certificates for the CIHL New* Shares and CiTL New Shares respectively at any time on payment of a prescribed fee. It is expected that the share certificates for CIHL New Shares or CiTL New Shares will be available for collection within a period of 10 business days after the submission of the respective existing share certificates to Standard Registrars Limited for exchange.

TRADING ARRANGEMENTS FOR NEW SHARES

Subject to the respective consolidation becoming effective, dealings in CIHL New Shares and CiTL New Shares are expected to commence on 20 June, 2003. Parallel trading arrangements will be established with the Stock Exchange and will be operated from 20 June, 2003 to 14 July, 2003, both days inclusive. *After 14 July, 2003, trading will only be in the form of the red and green share certificates for CIHL New* Shares and CiTL New Shares respectively. The pink and dark blue share certificates for CIHL Existing Shares and CiTL Existing Shares will cease to be marketable and will not be acceptable for delivery and settlement purposes, albeit that they will remain effective as documents of title, as referred to above.

ARRANGEMENT ON ODD LOT TRADING

In order to facilitate the trading of odd lots of CIHL New Shares and CiTL New Shares as a result of the respective consolidation, CIHL and CiTL will appoint a broker (the "Agent", whose details will be provided in the circular to shareholders referred to below) to act as agent in providing a "matching service" to those shareholders who wish to top-up or sell their holdings of odd lots of the new shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of new shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact the Agent during such period. Details of the Agent and the matching arrangements in respect of the odd lots of the new shares will be disclosed in a further announcement to be issued by CIHL and CiTL as appropriate in due course.

Shareholders should note that successful matching of the sale and purchase of odd lots of CIHL New Shares or CiTL New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of new shares available for such matching. Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

ARRANGEMENT IN RESPECT OF ADRS

Both CIHL and CiTL have securities in the form of American Depositary Receipts ("ADRs") listed on The New York Stock Exchange. Each ADR of CIHL represents 25 CIHL Existing Shares and each ADR of CiTL represents 50 CiTL Existing Shares. As at the date of this announcement, there is no outstanding ADRs. It is also proposed that upon the consolidations becoming effective, new ADR of CIHL will represent 25 CIHL New Shares and new ADR of CiTL will represent 50 CiTL New Shares.

EXPECTED TIMETABLE

	2003
Despatch of circular	on or before Wednesday, 21 May
Latest time for return of form of proxy in respect of the SGM	10:00 a.m. on Tuesday, 3 June for CIHL 10:20 a.m. on Tuesday, 3 June for CiTL
Date of SGM	10:00 a.m. on Thursday, 5 June for CIHL 10:20 a.m. on Thursday, 5 June for CiTL
Effective date of the consolidation	Friday, 6 June
Original counters for trading in existing shares in the form of existing share certificates in board lots of 2,000 CIHL Existing Shares and 4,000 CiTL Existing Shares temporarily close	9:30 a.m. on Friday, 6 June
Temporary counters for trading in new shares in board lots of 400 CIHL New Shares and 800 CiTL New Shares in the form of existing share certificates open	9:30 a.m. on Friday, 6 June
Original counter for trading in new shares in board lots of 2,000 CIHL New Shares and 4,000 CiTL New Shares in the form of new share certificates reopens	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates for CIHL and CiTL and new share certificates commences	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Monday, 14 July
Temporary counters for trading in new shares in board lots of 400 CIHL New Shares and 800 CiTL New Shares in the form of existing share certificates closes	Monday, 14 July
Matching service for the sale and purchase of odd lots of new shares	from Friday, 20 June to Monday, 14 July
Free exchange of existing share certificates for new share certificates for new shares	from Friday, 6 June to Thursday, 17 July

DESPATCH OF CIRCULAR

Circular containing further information on the proposed consolidations, together with a notice convening the SGM to approve the respective consolidation will be despatched to the shareholders of CIHL and CiTL shortly.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 30 April, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Announcement
Delisting Proposal of Chevalier Singapore Holdings Limited

The Delisting Exit Offer in respect of the shares of CSHL closed at 3:30 p.m. on 25 April, 2003.

Pursuant to the Delisting Exit Offer, valid acceptances in respect of 108,667,000 CSHL Shares representing approximately 96.6% of the issued share capital of CSHL, were received. As the Delisting Exit Offer has closed as of 3:30 p.m. on 25 April, 2003, and SEL now holds more than 90% of the issued share capital of CSHL, trading of CSHL Shares will be suspended on 28 April, 2003 by SGX-ST and CSHL will be delisted pursuant to the delisting exercise. SEL intends to exercise its right to compulsorily acquire CSHL Shares from those shareholders of CSHL who have not accepted the Delisting Exit Offer as at 3:30 p.m. on 25 April, 2003.

Further to the announcements dated 6 February and 2 April, 2003 (the "Previous Announcements"), the board of directors of Chevalier International Holdings Limited (the "Company") wishes to announce that the Delisting Exit Offer in respect of Chevalier Singapore Holdings Limited ("CSHL", a subsidiary of the Company) at S$0.38 per CSHL Share in cash made by Smart Expand Limited ("SEL"), a wholly-owned subsidiary of the Company, closed at 3:30 p.m. on 25 April, 2003. Terms used in this announcement shall have the same meanings as set out in the Previous Announcements, unless otherwise defined.

Pursuant to the Delisting Exit Offer, valid acceptances in respect of 108,667,000 CSHL Shares representing approximately 96.6% of the issued share capital of CSHL (including 102,017,000 CSHL Shares, representing approximately 90.68% from CIHL and its subsidiaries), were received. As SEL holds more than 90% of the issued and paid-up share capital of CSHL,

(a) trading of CSHL Shares will be suspended by the Singapore Exchange Securities Trading Limited ("SGX-ST") on 28 April, 2003 and CSHL will be delisted from the Official List of the SGX-ST pursuant to the delisting exercise; and

(b) SEL is entitled and intends to exercise the right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore pursuant to which SEL will acquire from those shareholders of CSHL who have not accepted the Delisting Exit Offer as at 3:30 p.m. on 25 April, 2003, their shares in CSHL.

HONG KONG LISTING RULES

This Announcement is made pursuant to paragraph 2 of the listing agreement between the Company and the Hong Kong Stock Exchange on the simultaneous release of an announcement of CSHL.

By order of the Board
Chevalier International Holdings Limited
Dr. Chow Yei Ching
Chairman and Managing Director

Hong Kong, 25 April, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Announcement
Delisting Proposal of Chevalier Singapore Holdings Limited

At the EGM convened by CSHL, shareholders of CSHL has approved the Delisting Proposal.

A Delisting Exit Offer of S$0.38 in cash will be made by SEL, a wholly-owned subsidiary of the Company for CSHL Share in accordance with the relevant Singapore requirements.

Further to the announcement of the Company of 6 February, 2003 (the "Previous Announcement"), the board of directors of Chevalier International Holdings Limited (the "Company") announced that the resolution (the "Delisting Resolution") relating to the voluntary delisting of Chevalier Singapore Holdings Limited ("CSHL", a subsidiary of the Company) pursuant to Rule 1306 of the Singapore Exchange Securities Trading Limited ("SGX-ST") Listing Manual was approved by shareholders of CSHL at an extraordinary general meeting of CSHL held on 2 April, 2003. Terms used in this announcement shall have the same meanings as set out in the announcement of 6 February, 2003.

As set out in the Previous Announcement, the Delisting Exit Offer (as required under the relevant Singapore requirements) is conditional on CSHL Shareholders' approval at the EGM to delist CSHL. As the Delisting Resolution has been approved by the requisite majority of shareholders of CSHL, the Delisting Exit Offer will commence on 3 April, 2003. Pursuant to the Delisting Exit Offer, SEL, a wholly-owned subsidiary of the Company, will offer S$0.38 (equivalent to approximately HK$1.71) in cash for every share of CSHL not already held by SEL, its subsidiaries or associates. The close of the Delisting Exit Offer is expected to be 25 April, 2003.

As set out in the Previous Announcement, the total cost incurred in relation to the Delisting Exit Offer, other than for acquisition of CSHL Shares already held by the Company and its subsidiaries, was estimated to amount to approximately HK$24 million and will be funded by internal resources.

HONG KONG LISTING RULES

This Announcement is made pursuant to paragraph 2 of the listing agreement between the Company and the Hong Kong Stock Exchange on the simultaneous release of an announcement of CSHL. Further announcement will be made by the Company upon completion of the Delisting Proposal.

By order of the Board
Chevalier International Holdings Limited
Dr. Chow Yei Ching
Chairman and Managing Director

Hong Kong, 2 April, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Delisting Proposal of Chevalier Singapore Holdings Limited

The Company proposed to privatise CSHL, a subsidiary listed on the SGX-ST.

An EGM will be convened by CSHL to seek the approval of CSHL Shareholders to the Delisting Proposal and to apply to the SGX-ST for the voluntary delisting of CSHL.

A Delisting Exit Offer of S$0.38 in cash will be made by SEL, a wholly-owned subsidiary of the Company for CSHL Shares in accordance with the relevant Singapore requirements.

The board of directors of Chevalier International Holdings Limited (the "Company") announced that on 6 February 2003, Chevalier Singapore Holdings Limited ("CSHL"), an approximately 88.7% owned subsidiary of the Company received a proposal (the "Delisting Proposal") from Smart Expand Limited ("SEL"), a wholly-owned subsidiary of the Company to seek the voluntary delisting of CSHL from Singapore Exchange Securities Trading Limited ("SGX-ST") under the SGX-ST Listing Manual.

The Delisting Proposal

The directors of CSHL have resolved, inter alia, to convene an extraordinary general meeting (the "EGM") to seek the approval of CSHL Shareholders to the Delisting Proposal and to apply to the SGX-ST for the voluntary delisting of CSHL. The EGM is expected to be held on or about 17 March, 2003.

Under the terms of the Delisting Proposal, SEL proposed to offer (the "Delisting Exit Offer") S$0.38 (equivalent to approximately HK$1.71) (the "Offer Price") in cash for every ordinary share of S$0.10 each in the share capital of CSHL held by the shareholders of CSHL ("CSHL Shareholders"). The Delisting Exit Offer is conditional on CSHL Shareholders' approval at the EGM to delist CSHL.

The Offer Price represents a premium of approximately 5.6% over the last traded price of S$0.36 per CSHL Share (equivalent to approximately HK$1.62) on the SGX-ST on 5 February, 2003, a premium of approximately 8.6% over the weighted average of the last 5 trading days of S$0.35 per CSHL Share (equivalent to approximately HK$1.58) on the SGX-ST ended on 5 February, 2003 and a discount of approximately 7.3% to the net tangible assets per CSHL Share of S$0.41 (equivalent to approximately HK$1.85) adjusted based on the audited consolidated net tangible assets per CSHL Share as at 31 March, 2002 and the subsequent capital distribution of S$0.18 in cash and an interim dividend of S$0.006. The Offer Price has been arrived at after taking into account, inter alia, the liquidity and share price performance of CSHL, its net tangible assets and earnings performance, the cost and benefits of maintaining a listing of CSHL and the increased flexibility accorded to the Company in deploying a privatised CSHL's resources within the group.

Reasons for and benefits of the Delisting Proposal

1. **Lack of Liquidity**
   The trading volume of CSHL Shares has been low, with a daily average trading volume of approximately 74,225 shares over the last 12 months and there were no trades on approximately 70 days on which the SGX-ST is open for trading securities in the last six months. The justification for maintaining CSHL listed status of providing CSHL Shareholders with liquidity for their Shares therefore appears to be no longer valid.
2. **Access to Capital Markets no longer required**
   A reason for maintaining a listing on the SGX-ST is to gain access to the capital markets for fund raising purposes. Since the listing of CSHL on the SGX-ST in November 1994, CSHL has not raised any funds from the capital markets. The Directors are of the view that CSHL is unlikely to require access to the capital markets in the foreseeable future to finance its operations and therefore believe that a listing on the SGX-ST is no longer relevant.
3. **Premium Over Market Prices**
   As set out above, the Delisting Proposal offers CSHL Shareholders an opportunity to realise the value of their investments in CSHL at a premium over the trading prices of CSHL Shares.

The Directors are of the view that upon the delisting of CSHL, the Company will have more flexibility in managing the resources of CSHL with the Group.

Possibility of compulsory acquisition

The Delisting Exit Offer is not conditional upon the number of acceptances being received. Nevertheless in the event that SEL acquires 90% or more of the issued and paid-up share capital of CSHL (other than those already held by SEL or its subsidiaries or their respective nominees as at the date of the Delisting Exit Offer but which may include CSHL Shares held by the Company and its subsidiaries) pursuant to the Delisting Exit Offer, SEL will be entitled to exercise the right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore Act at the Offer Price. SEL has indicated that it intends to exercise this right of compulsory acquisition. In such event and upon completion of the compulsory acquisition, CSHL would become a wholly-owned subsidiary of SEL.

As at the date of this Announcement, the Company and its subsidiaries are interested in 99,823,000 CSHL Shares, representing approximately 88.73% of issued share capital of CSHL. The directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates do not have any interests in CSHL Shares, save in respect of their deemed interests in CSHL through their interests in the Company, if any.

BACKGROUND INFORMATION ON SEL, THE COMPANY AND CSHL

SEL was incorporated in the British Virgin Islands on 3 December, 2002. It is principally an investment holding company and has an issued and paid-up share capital comprising one share of US$1.00. It has not carried on any business since its incorporation.

The Company was incorporated in Bermuda as an exempt company on 22 May, 1989. It is listed on The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") and has a market capitalisation of approximately HK$600 million as at 5 February, 2003. The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development and investment; insurance underwriting and brokerage; a wide range of voice and data communication equipment and services; system integrated IT solutions and sale and servicing of business machines.

CSHL is a company established in Singapore on 18 September, 1972. It is listed on the SGX-ST and has a market capitalisation of approximately S$40.5 million (equivalent to approximately HK$182.25 million) as at 5 February, 2003. The principal activities of CSHL are the supply, installation and servicing of lifts, escalators and other related equipment while the principal activities of its subsidiaries are to carry on the business of property investment and the provision of lift and escalator installation, servicing and engineering services. The consolidated net tangible assets of CSHL for the two financial years ended 31 March, 2001 and 31 March, 2002 were S$67.27 million and S$66.96 million (equivalent to approximately HK$302.715 million and HK$301.32 million) respectively. The consolidated net profits before and after taxation of CSHL for the financial year ended 31 March, 2001 were S$7.78 million and S$5.81 million (equivalent to approximately HK$35 million and HK$26 million) respectively. The consolidated net profits before and after taxation of CSHL for the financial year ended 31 March, 2002 were S$8.4 million and S$6.45 million (equivalent to approximately HK$37.8 million and HK$29 million) respectively.

FINANCIAL RESOURCES

The total cost incurred in relation to the Delisting Exit Offer, other than acquisition of CSHL Shares already held by the Company and its subsidiaries, is estimated to amount to approximately HK$24 million and will be funded by internal resources.

HONG KONG LISTING RULES

This Announcement is made pursuant to paragraph 2 of the listing agreement between the Company and the Hong Kong Stock Exchange on the simultaneous release of an announcement of CSHL.

OTHER INFORMATION

Further announcement by the Company will be made upon completion of the Delisting Proposal.

By order of the Board
Chevalier International Holdings Limited
Dr. Chow Yei Ching
Chairman and Managing Director

Hong Kong, 6 February, 2003

In this Announcement an exchange rate of S$1 to HK$4.5 has been used.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2002

	Notes	Unaudited Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Turnover	2	1,630,444	1,640,845
Cost of sales		(1,367,882)	(1,351,551)
Gross profit		262,562	289,294
Other revenue		23,424	25,080
Distribution costs		(95,893)	(119,959)
Administrative expenses		(49,632)	(50,252)
Other operating expenses		(19,006)	(19,728)
Profit from operations	3	121,455	124,435
Finance costs		(21,250)	(28,684)
Share of results of associates		(2,430)	8,550
Share of results of jointly controlled entities		(7,433)	(5,086)
Profit before taxation		90,342	99,215
Taxation	4	(25,103)	(20,976)
Profit before minority interests		65,239	78,239
Minority interests		(4,380)	(3,209)
Profit for the period		60,859	75,030
Interim dividend	5	19,591	25,502
Earnings per share	6		
Basic		4.77 cents	6.1 cents
Diluted		4.76 cents	6.07 cents
Interim dividend per share		1.5 cents	2 cents

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the six months ended 30th September, 2002

1. **Significant accounting policies**
The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2002, except that the following new and revised Statements of Standard Accounting Practice ("SSAP") have been adopted for the first time in the preparation of the current period's condensed financial statements:

SSAP 1 (Revised)	:	Presentation of financial statements
SSAP 11 (Revised)	:	Foreign currency translation
SSAP 15 (Revised)	:	Cash Flow Statements
SSAP 34	:	Employee benefits

The adoption of the new and revised ("SSAP") by the Group do not have any impact on these financial statements except that certain comparative figures and disclosure have been adjusted to conform with current period's presentation.

2. **Segment Information**
Turnover and segment information for the six months ended 30th September, 2002.

(a) By business segments

	Lifts, escalators, electrical, mechanical and environmental engineering HK$'000	Aluminium works and building material HK$'000	Car Dealership HK$'000	Property investment and development HK$'000	Sales and servicing of IT equipment and business machines HK$'000	Trading HK$'000	Insurance business HK$'000	Hotel operation HK$'000	Others HK$'000	Group total by segment HK$'000
Six Months ended 30th September, 2002										
Turnover										
Total sales	534,397	200,513	177,406	83,737	331,565	55,826	167,498	32,176	89,019	1,680,017
Inter-segment sales	(597)	(100)	-	(23,167)	(1,950)	-	(14,487)	-	(9,380)	(49,573)
External sales	533,800	200,413	177,406	60,570	329,615	55,826	153,011	32,176	79,639	1,630,444
Results										
Segment results	36,178	72,022	2,156	20,078	(990)	678	13,034	(2,837)	11,383	110,398
Unallocated corporate expenses										(1,779)
Interest income										12,742
Dividend income										94
Profit from operation										121,455
Interest expenses										(21,250)
Share of results of associates	(272)	-	-	65	1,262	-	-	-	(4,064)	(2,430)
Share of results of jointly controlled entities	(111)	-	-	(27)	-	-	-	-	(7,295)	(7,433)
Profit before taxation										90,342
Taxation										(25,103)
Profit before minority interests										65,239
Minority interests										(4,380)
Net profit for the period										60,859

	Lifts, escalators, electrical, mechanical and environmental engineering HK$'000	Aluminium works and building material HK$'000	Car Dealership HK$'000	Property investment and development HK$'000	Sales and servicing of IT equipment and business machines HK$'000	Trading HK$'000	Insurance business HK$'000	Hotel operation HK$'000	Others HK$'000	Group total by segment HK$'000
Six months ended 30th September, 2001										
Turnover										
Total sales	623,543	136,522	172,354	77,398	396,849	60,721	160,516	29,930	35,439	1,693,272
Inter-segment sales	(964)	(1,924)	-	(22,452)	-	-	(17,653)	-	(9,434)	(52,427)
External sales	622,579	134,598	172,354	54,946	396,849	60,721	142,863	29,930	26,005	1,640,845
Results										
Segment results	53,311	21,975	3,706	31,770	(4,745)	(979)	301	(5,469)	1,339	115,264
Unallocated corporate expenses										(3,932)
Interest income										12,292
Dividend income										811
Profits from operation										124,435
Interest expenses										(28,684)
Share of results of associates	(27)	-	-	5,514	2,941	-	-	-	122	8,550
Share of results of jointly controlled entities		-	-	(14)	-	-	-	-	(5,072)	(5,086)
Profit before taxation										99,215
Taxation										(20,976)
Profit before minority interests										78,239
Minority interests										(3,209)
Net profit for the period										75,030

(b) By geographical segments

	Turnover 2002 HK$'Million	2001 HK$'Million	Contribution to profit/(loss) from operations 2002 HK$'Million	2001 HK$'Million
Hong Kong	1,131	1,071	80	89
Mainland China	117	189	17	6
Canada	188	183	8	8
Singapore	86	71	14	16
U.S.A.	45	42	3	1
Thailand	57	65	4	5
Others	6	19	(5)	(1)
	1,630	1,640	121	124

3. **Profit from operations**

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Profit from operations is arrived at after charging:		
Cost of inventories recognised as expenses	480,616	572,402
Depreciation on property, plant and equipment	29,171	24,960
Staff costs including directors' emoluments	251,499	269,893
Less: Amount capitalised to contract work	(11,436)	(10,341)
	240,063	259,552
Operating lease payments in respect of leasing of		
Premises	17,248	17,635
Others	328	296

4. **Taxation**
Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
The Company and subsidiaries		
Hong Kong	14,407	15,252
Overseas	10,346	5,170
Associates		
Hong Kong	350	556
Jointly controlled entities		
Hong Kong	-	(2)
	25,103	20,976

5. **Interim dividend**

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Interim dividend HK$0.015 per share on 1,306,078,963 (2001: HK$ 0.02 per share on 1,275,112,025 shares)	19,591	25,502

6. **Earnings per share**
The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share	60,859	75,030
	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,275,112	1,230,904
Effect of dilutive potential ordinary shares: Share options *(Note)*	3,515	4,913
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,278,627	1,235,817

Note: Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.

7. **Comparative figures**
Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND
The Board of Directors has resolved to declare an interim dividend of HK1.5 cents *(2001: HK2 cents) per share for the six months ended 30th* September, 2002 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 17th January, 2003.

The Directors have also resolved that the interim dividend should be paid on Monday, 24th February, 2003 *in cash, with shareholders being given* an option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip *Dividend Scheme"). The number of New Shares will be calculated on the* basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 13th January, 2003 to Friday, 17th January, 2003, less a discount of 5%. A circular giving full details of *the Scrip Dividend Scheme and a form of election will be sent to* shareholders on or around Monday, 27th January, 2003. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of *and permission to deal in the New Shares to be issued.*

CLOSURE OF REGISTER OF MEMBERS
The Register of Members of the Company will be closed from Monday, 13th January, 2003 to Friday, 17th January, 2003, both days inclusive, *during which period no transfer of shares will be effected. In order to* qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 10th January, 2003.

OVERVIEW
Due to the persistent sluggish economy especially in Hong Kong and the South East Asia, the Group's turnover during the six months ended 30th September, 2002 decreased to approximately HK$1,630 million, representing a marginal cut back by 0.6% over the same period last year. Profit attributable to shareholders was approximately HK$61 million, *representing a decrease of 19% over the same period last year.*

MANAGEMENT DISCUSSION AND ANALYSIS
The Company
The depressed local property market and construction industry adversely affected the overall performance of the Building Services Division including lifts and escalators, electrical and mechanical engineering, and building materials and supplies. However, the Aluminium Windows and *Curtain Walls Division still maintained a steady growth in both turnover* and contribution during the period under review. The Australian office, specialised in design, engineering management and installation services of curtain walls and aluminium windows, has been progressing well and is now tendering for work in Australia. Armed with solid expertise and experience in the industry, this division continues to contribute positively to the Group.

During the period under review, the performance of the Insurance Division improved markedly due to the rebound of the industry. This division continues to expand its product and services and the Group expects that its performance will continue to improve.

In April, 2002, Preussag Pipe Rehabilitation Hong Kong Limited had awarded ISO9001 certification for the provision of underground pipe *rehabilitation service. To further strengthen the investment in pipe* rehabilitation business, the Group re-structured the division by acquiring direct interest in NordiTube Technologies AB ("NordiTube") and increasing its shareholding in Rib Loc Group Limited ("Rib Loc"), the two major suppliers in this industry worldwide. NordiTube is principally engaged in the design and construction for rehabilitating water-supply and gas-supply systems, whereas the core business of Rib Loc, an Australian listed company, is the development and manufacture of spirally wound plastic pipes technology. In addition, the Group has been actively expanding the pipe relining business into new markets such as Middle East and India. The Group expects that the pipe relining business will grow significantly in the next few years.

The Group's newly established logistic and warehousing business performed well and contributed stable profit to the Group. As Hong Kong continues to strengthen its role as regional hub for distribution, the Group is confident of the growth of this business and will continue to provide reliable and efficient warehousing services to customers.

Contribution from investment property decreased due to the depressed property market in Hong Kong and the situation will not be improved in *the near future. The Property Management Division in Hong Kong also* maintained a steady performance in terms of turnover and profit. The Group currently manages approximately 30,000 residential units in 16 local estates and buildings with a portfolio of over 17 million square feet.

The overall performance of the Group's three Qi Shi Hotels in Jiujiang, Xinyang and Dongguan of the Mainland improved and the Group has strengthened its hotel management team in order to turn the operation into profitable status.

With expertise in the treatment of wastewater and air quality control in Hong Kong and the South East Asia, Chevalier (Envirotech) Limited has secured several environmental engineering projects in Hong Kong and the Mainland during the period. Besides, the Group has formed a 55% joint venture known as Chevalier Acron Limited aiming at the development of Nano-Confined Catalytic Oxidation Technology (NCCO) to tackle the pollution of odor encountered by local food and restaurant industry.

Contribution from the car dealership business in Canada continued to drop despite a mild increase in turnover, whereas the trading business in the US has improved significantly. Such division has been expanding aggressively in the West Coast of the US.

Chevalier iTech Holdings Limited ("CITL")
CITL Group's turnover and profitability during the period were adversely affected by the depressed business climate. CITL Group has recorded a turnover of approximately HK$351 *million, representing a decrease of* 16% over the same period last year. The operating loss during the period was approximately HK$3.5 million compared with a loss of HK$1.6 million over the same period last year. Loss per share was HK0.61 cent.

During the period, the Computer Division recorded growth in both turnover and profit despite facing keen price competition in the market mainly as a result of its continuing efforts in controlling cost and improving operating efficiency. The performance of the IT and Network Solutions Division improved, reflecting the effectiveness of its marketing strategies and cost control measures.

The performance of CiTL Group's mobile phone retail outlets was disappointing. In order to reduce cost and enhance operating efficiency, the number of outlets has been significantly reduced from 51 to 29 compared with the same period last year. CiTL Group currently operates 8 Chevalier Shops and 21 mobile franchise shops in total.

The performance of the Office Equipment Division during the period was below expectation due to the slowdown of market in the region. However, the performance of the Hong Kong operation was encouraging with growth in both sales and profits. The improved performance was mainly driven by the introduction of new product line to the market at competitive prices.

Contribution from the After-Sales Services Division declined compared with the same period last year.

Despite the less-than-expected performance of CiTL Group's operation in Thailand compared with the same period last year, it remained to contribute significantly to CiTL Group's results. The setback in the operating profits was due to the weakness in the sale of cabling and telecommunication system and related services. However, the effect of such decline has been partly overcome by savings derived from cost reduction. Moreover, the profits derived from the sale of notebook computer and related products increased whilst the sale of office equipment remained steady.

Chevalier Construction Holdings Limited ("CCHL")

During the six months ended 30th September, 2002, CCHL Group continued to operate under a difficult environment due to the continuing depression in the property and construction sectors. However, with on-going efforts in enhancing operation efficiency, the financial position of CCHL Group has improved and recorded an operating profit of HK$3.7 million compared with a loss of HK$1.27 million over the same period last year. Earnings per share for the period was HK1.7 cents (loss of HK0.55 cent per share last year).

As at 30th September, 2002, the gross and outstanding value of construction contracts of CCHL Group on hand amounted to approximately HK$120 million and HK$64 million respectively whilst the gross and outstanding value of civil engineering contracts of CCHL Group on hand amounted to approximately HK$620 million and HK$261 million respectively.

A construction contract for Lam Tin Primary School at Kwun Tong with value in excess of HK$75 million is progressing on schedule and will be completed in mid 2003.

Chevalier Singapore Holdings Limited ("CSHL")

During the six months ended 30th September, 2002, the turnover of CSHL increased by 15.5% to S$17.7 million over the same period last year. It was mainly due to the increase in both the number and value of lifts and escalators installation projects carried out during the period. Despite the sluggish construction market and keen competition, CSHL was able to maintain its market share in lifts and escalators installation.

In October, 2002, CSHL has been granted an Order of Court for the capital reduction exercise to return S$0.18 in cash to all the shareholders of CSHL for each issued ordinary share.

FINANCIAL REVIEW

As at 30th September, 2002, the Group's total net asset amounted to approximately HK$2,297 million (HK$2,228 million as at 31st March, 2002).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,387 million (HK$1,268 million as at 31st March, 2002). Cash and deposit at bank including pledged deposits amounted to HK$865 million (HK$747 million as at 31st March, 2002).

Finance costs for the period amounted to HK$21 million (HK$61 million as at 31st March, 2002).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised.

PROSPECTS

Overall, the global economy has been suffering from the excesses that stemmed from the rapid expansion in the 90's and the lack of both investor and consumer confidence after the bubble-burst. The net result is a sustained period of weak nominal GDP growth with deflation a growing risk. Faced with this environment, central banks have been looking to loosen policy further with interest rates pushing to record low. However, even though there are few signs of recovery, the improvement in economic activity has been unconvincing. In addition, the tension in the Middle East and threat of terrorist attacks are also hanging and adversely affect the confidence.

Within Hong Kong, despite a stronger cyclical rebound in trade which has been reflected in the better-than-expected growth of GDP in the third quarter of 2002, it appears that the filtering effect on the domestic economy will not materialise in the near term. The continual contraction in investment cannot be covered by the revenue derived from the export of trade and service, thus causing a substantial loss of jobs as businesses downsize, which in turn has dampened consumption. Such trends will persist as the overall attractiveness of Hong Kong diminishes. Nevertheless, an accelerated integration with the Mainland, especially the Pearl River Delta, should do more good than harm to the economy of Hong Kong. With its accession to the World Trade Organization, no matter in terms of breadth, depth and scale, the Mainland will provide numerous opportunities to Hong Kong in the coming years.

The Group believes that the stimulus package for the property market announced by the HKSAR Government in November 2002 will stabilize local property market and restore homebuyers' confidence in the long term. The overall market sentiment will not improve within a short period as the market has been flooded with abundant supply. Therefore, the unfavourable market environment faced by the core business of the Group will persist for the years to come. The Group's diversified business operations in Hong Kong and overseas enable us to balance the impact of the economic volatility. The newly established businesses of the Group such as insurance, pipe rehabilitation and warehousing are all progressing well. The Group will continue its prudent approach to explore business opportunities in the Mainland and overseas markets.

Looking forward, the Group will continue to enforce vigorous cost control measures to enhance cost-effectiveness and competitiveness. Subsequent to the period end, the Group has effectively re-allocated its resources by shifting the cash reserves in CSHL to the holding company through capital reduction. With sound financial position and effective management, the Group is in a strong position to weather the difficult operating environment and seize good investment opportunities, especially in the Mainland, in order to bring better return to shareholders.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2002, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to approximately HK$251 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange, comprised Messrs WONG Wang Fat, Andrew, Iain Leonard DALE who retired on 20th September, 2002 and CHOW Ming Kuen, Joseph who was appointed on 28th November, 2002, the Independent Non-Executive Directors of the Company. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2002 to 30th September, 2002.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2002 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th December, 2002

Website: http://www.chevalier.com

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of Chevalier International Holdings Limited ("the Company") is pleased to announce that Dr CHOW Ming Kuen, Joseph was appointed as an Independent Non-Executive Director of the Company on 28th November, 2002.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 28th November, 2002

03 MAY 13 AM 7:21

The Standard Monday, September 23, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME AND CiTL SCHEME

The resolutions approving the adoption of the New Share Option Scheme and the adoption of the CiTL Scheme were passed by the Shareholders at the Annual General Meeting of the Company held on 20th September, 2002.

Reference is made to the circular issued by the Company on 30th July, 2002 in relation to the proposals involving, inter alia, adoption of the New Share Option Scheme and the adoption of the CiTL Scheme (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Directors are pleased to announce that at the Annual General Meeting of the Company held on 20th September, 2002, the ordinary resolutions relating to the adoption of New Share Option Scheme and the adoption of the CiTL Scheme were duly approved by the Shareholders. The New Share Option Scheme and CiTL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 20th September, 2002

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier International Holdings Limited ("the Company") announces that Mr Iain Leonard DALE retired as an Independent Non-Executive Director of the Company at the Annual General Meeting held on 20th September, 2002. The Board would like to express its appreciation to Mr Dale for his invaluable contribution to the Company over the past years.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 20th September, 2002

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2002.
2. To declare a final dividend with scrip alternative.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 6:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution as set out in Resolution 6, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. "**THAT** conditional on (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date of this Resolution and (ii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under the New Scheme (if so required), the share option scheme of the Company (the "New Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'A' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options and to allot and issue shares pursuant to the exercise of subscription rights attaching to any options under the New Scheme provided that such amount shall not exceed 10 per cent. of the aggregate amount of the issued share capital of the Company at the date of this Resolution."

9. "**THAT** conditional on (i) the approval by shareholders of Chevalier iTech Holdings Limited ("CiTL") of the adoption of the CiTL Scheme (as defined below); (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date of the adoption of the CiTL Scheme by the shareholders of CiTL; and (iii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under CiTL Scheme (if so required), the share option scheme of CiTL ("CiTL Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'B' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2002

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 16th September, 2002 to Friday, 20th September, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 13th September, 2002.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors:
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

Principal Place of Business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

27th January, 2003

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

It was announced on Monday, 16th December, 2002 that the Board of Directors of the Company resolved to pay an interim dividend of HK$0.015 per ordinary share of the Company ("Share") for the six months ended 30th September, 2002 to shareholders whose names appear in the Register of Members of the Company on Friday, 17th January, 2003 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid in lieu of part of or the whole cash dividend ("the Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 13th January, 2003 to Friday, 17th January, 2003, both days inclusive, during which period no transfer of shares has been effected.

Accordingly, shareholders have the following choices to receive the interim dividend:

(a) a cash dividend of HK$0.015 per Share; or

(b) an allotment of New Shares having an aggregate market value (as defined below), save for the adjustment for fractions, equal to the amount of the interim dividend which shareholders would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value per New Share based on the average closing price of HK$0.479 per Share for the five consecutive trading days from Monday, 13th January, 2003 to Friday, 17th January, 2003 less a discount of 5% which was fixed at HK$0.45505 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings on Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of existing Shares held on Friday, 17th January, 2003 for which share election is made} \times \frac{\text{HK\$0.015}}{\text{HK\$0.45505}}$$

The New Shares to be issued will rank pari passu in all respects with existing Shares, except that they will not rank for the interim dividend for the six months ended 30th September, 2002. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders an opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in lieu of part of or the whole cash dividend, such cash which would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed in this circular for use by shareholders who wish to receive the interim dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive new shares of the Company in lieu of all future cash dividend.

Shareholders who wish to receive New Shares in lieu of interim cash dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong before 4:00 p.m. on Wednesday, 12th February, 2003. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the interim dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to receive the Form of Election in respect of all future cash dividend of the Company with an option to receive new shares, should complete the Notice on the reverse of the Form of Election and return it to the Branch Share Registrars of the Company in Hong Kong.

If shareholders do not specify the number of Shares in respect of which they elect to receive New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on Record Date, they will be deemed to have chosen to receive New Shares in respect of all Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future cash dividend with an option to receive new shares, wholly in the form of new shares of the Company by completing Box D on the Form of Election. Shareholders who have previously made a permanent election for new shares in respect of all future dividend of the Company need not return the Form of Election. The above election or Notice may be revoked at any time by giving seven-day notice in writing to the Branch Share Registrars of the Company in Hong Kong. The Form of Election will not be sent to shareholders who have made the above election or given the above Notice in future unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their above election or Notice.

Shareholders should note that the allotment of New Shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who have notifiable interests (under the Ordinance, 10% or more interest in the issued share capital of the Company) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$19,591,184.45. The Company, being an exempted company incorporated in Bermuda, is designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to Shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses are outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the interim dividend for the period in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for New Shares and/or the dividend cheques will be posted to respective shareholders at their own risk on or about Monday, 24th February, 2003.

Dealings in New Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

RECOMMENDATION AND ADVICE

Whether or not it is your advantage to elect to receive your interim dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional adviser as to whether or not you are permitted to receive the interim dividend in scrip form or if consent from any government or others is required. Shareholders who are trustees are recommended to seek professional advice as to whether the choice of interim dividend is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
By Order of the Board
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事：
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零二年九月三十日止六個月之
中期股息以股代息計劃

以股代息計劃之詳情

本公司董事會於二零零二年十二月十六日星期一宣佈派發截至二零零二年九月三十日止六個月之中期股息每股本公司普通股股份(「股份」)港幣0.015元予於二零零三年一月十七日星期五(「記錄日期」)名列本公司股東名冊上之股東。股東有權選擇收取配發每股面值港幣0.25元之已入賬繳足股款之新股份(「新股份」)，以代替部份或全部現金股息(「以股代息計劃」)。本公司已於二零零三年一月十三日星期一至二零零三年一月十七日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可以下列方式選擇收取中期股息：

(甲)　現金股息每股股份港幣0.015元；或

(乙)　獲配發新股份，其市值總額(定義見下文)(就零碎股份而作出之調整除外)相等於該股東原應以現金收取之中期股息總額；或

(丙)　部份現金及部份新股份。

為計算依據以股代息計劃將配發予股東之新股份數目，新股份之每股市值港幣0.45505元乃參照由二零零三年一月十三日星期一至二零零三年一月十七日星期五止連續五個交易日之每股股份平均收市價港幣0.479元，經百分之五折讓後計算出來。因此，股東按以股代息計劃而就其於記錄日期之登記持股量可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零三年一月十七日星期五持有可選擇收取股份之現有股份數目} \times \frac{\text{港幣0.015元}}{\text{港幣0.45505元}}$$

即將發行之新股份在各方面將與現有股份享有同等權益，惟不得享有截至二零零二年九月三十日止六個月之中期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發行予股東，有關利益將撥歸本公司所有。

股東可藉以股代息計劃以低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，因倘股東選擇收取新股份以代替全部或部份現金股息，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本通函附上一份選擇表格，以供股東就中期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或長期性選擇收取本公司新股份代替所有將來現金股息。

有意以新股份替代全部或部份現金收取中期股息之股東，應依照選擇表格上印備之指示填寫及簽署，並於二零零三年二月十二日星期三下午四時前將填妥之選擇表格送抵本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。本公司將不會就收到之選擇表格發出收據。

欲全部以現金收取中期股息之股東則毋須填寫選擇表格。

有意通知本公司今後不欲收取就將來所有現金股息可選擇收取新股之選擇表格之股東，則應填妥選擇表格背面之通告，並交回本公司之香港股份過戶登記分處。

若股東無指明選擇新股份之股份數目，又或選擇新股份數目較於記錄日期之登記持股量為多，則將視作彼等已就所持有之所有股份選擇以新股份代息。

選擇以全部新股份收取中期股息之股東亦可選擇就所有將來可選擇新股份的現金股息收取本公司全部之新股，請填寫選擇表格內之丁欄。若股東在先前經已選擇長期性收取新股份以代替本公司將來全部現金股息，則毋須交回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將上述選擇或通告撤銷。凡已作出上述選擇或已發出上述通告之股東，本公司今後將不再向該等股東寄發選擇表格，除非該等股東知會本公司之香港股份過戶登記分處將上述選擇或通告撤銷。

股東務請留意，於以股代息計劃配發之新股份可能引致有關股東須根據證券(公開權益)條例(指根據該條例擁有本公司已發行股本百分之十或以上權益者)之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣19,591,184.45元。作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務税項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得税，亦不會按照其溢利或收人或任何資本資產、收益或增值計徵任何百慕達税項，而非百慕達居民所持有本公司之股份、債券或其他債務亦毋須計徵遺產税或繼承税項性質之百慕達税項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全部以現金收取是期之中期股息，故選擇表格不會寄予該等股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股份或債務證券現時並無在其他證券交易所上市買賣，亦無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票大概將於二零零三年二月二十四日星期一寄予有關股東，一切郵誤概由收件人承擔風險。

新股份之買賣可透過中央結算系統結算； 閣下應就結算安排之詳情及該等安排對 閣下權利及利益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

推薦及意見

就此項中期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利；須視乎 閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為中期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關中期股息之選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東 台照

承董事會命
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零三年一月二十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors:
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

Principal Place of Business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

10th October, 2002

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2002

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

It was approved by shareholders at the Annual General Meeting of the Company held on Friday, 20th September, 2002 that a final dividend of HK$0.015 per ordinary share of the Company ("Share") for the year ended 31st March, 2002 will be paid to shareholders whose names appear in the Register of Members of the Company on Friday, 20th September, 2002 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid in lieu of part of or the whole cash dividend ("the Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 16th September, 2002 to Friday, 20th September, 2002, both days inclusive, during which period no transfer of shares has been effected.

Accordingly, shareholders have the following choices to receive the final dividend:

(a) a cash dividend of HK$0.015 per Share; or

(b) an allotment of New Shares having an aggregate market value (as defined below), save for the adjustment for fractions, equal to the amount of the final dividend which shareholders would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value per New Share based on the average closing price of HK$0.459 per Share for the five consecutive trading days from Monday, 16th September, 2002 to Friday, 20th September, 2002 less a discount of 5% which was fixed at HK$0.43605 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings on Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of existing Shares held on Friday, 20th September, 2002 for which share election is made} \times \frac{\text{HK\$0.015}}{\text{HK\$0.43605}}$$

The New Shares to be issued will rank pari passu in all respects with existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 2002. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders an opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in lieu of part of or the whole cash dividend, such cash which would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed in this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive new shares of the Company in lieu of all future cash dividend.

Shareholders who wish to receive New Shares in lieu of final cash dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Friday, 1st November, 2002. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to receive the Form of Election in respect of all future cash dividend of the Company with an option to receive new shares, should complete the Notice on the reverse of the Form of Election and return it to the Branch Share Registrars of the Company in Hong Kong.

If shareholders do not specify the number of Shares in respect of which they elect to receive New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on Record Date, they will be deemed to have chosen to receive New Shares in respect of all Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future cash dividend with an option to receive new shares, wholly in the form of new shares of the Company by completing Box D on the Form of Election. Shareholders who have previously made a permanent election for new shares in respect of all future dividend of the Company need not return the Form of Election. The above election or Notice may be revoked at any time by giving seven-day notice in writing to the Branch Share Registrars of the Company in Hong Kong. The Form of Election will not be sent to shareholders who have made the above election or given the above Notice in future unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their above election or Notice.

Shareholders should note that the allotment of New Shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who have notifiable interests (under the Ordinance, 10% or more interest in the issued share capital of the Company) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$19,126,680.38. The Company, being an exempted company incorporated in Bermuda, is designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to Shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses are outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for New Shares and/or the dividend cheques will be posted to respective shareholders at their own risk on or about Tuesday, 19th November, 2002.

Dealings in New Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

RECOMMENDATION AND ADVICE

Whether or not it is your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional adviser as to whether or not you are permitted to receive the final dividend in scrip form or if consent from any government or others is required. Shareholders who are trustees are recommended to seek professional advice as to whether the choice of final dividend is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
By Order of the Board
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事：
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton, HM12
Bermuda

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零二年三月三十一日止年度之
末期股息以股代息計劃

以股代息計劃之詳情

本公司股東於二零零二年九月二十日星期五舉行之股東週年大會，通過派發截至二零零二年三月三十一日止年度之末期股息每股本公司普通股股份(「股份」)港幣0.015元予於二零零二年九月二十日星期五(「記錄日期」)名列本公司股東名冊上之股東。股東有權選擇收取配發每股面值港幣0.25元之已入賬繳足股款之新股份(「新股份」)，以代替部份或全部現金股息(「以股代息計劃」)。本公司已於二零零二年九月十六日星期一至二零零二年九月二十日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可以下列方式選擇收取末期股息：

(甲) 現金股息每股股份港幣0.015元；或

(乙) 獲配發新股份，其市值總額(定義見下文)(就零碎股份而作出之調整除外)相等於該股東原應以現金收取之末期股息總額；或

(丙) 部份現金及部份新股份。

為計算依據以股代息計劃將配發予股東之新股份數目，新股份之每股市值港幣0.43605元乃參照由二零零二年九月十六日星期一至二零零二年九月二十日星期五止連續五個交易日之每股股份平均收市價港幣0.459元，經百分之五折讓後計算出來。因此，股東按以股代息計劃而就其於記錄日期之登記持股量可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零二年九月二十日星期五持有可選擇收取股份之現有股份數目} \times \frac{\text{港幣0.015元}}{\text{港幣0.43605元}}$$

即將發行之新股份在各方面將與現有股份享有同等權益，惟不得享有截至二零零二年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發行予股東，有關利益將撥歸本公司所有。

股東可藉以股代息計劃以低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，因倘股東選擇收取新股份以代替全部或部份現金股息，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本通函附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或長期性選擇收取本公司新股份代替所有將來現金股息。

有意以新股份替代全部或部份現金收取末期股息之股東，應依照選擇表格上印備之指示填寫及簽署，並於二零零二年十一月一日星期五下午四時前將填妥之選擇表格送抵本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。本公司將不會就收到之選擇表格發出收據。

欲全部以現金收取末期股息之股東則毋須填寫選擇表格。

有意通知本公司今後不欲收取就將來所有現金股息可選擇收取新股之選擇表格之股東，則應填妥選擇表格背面之通告，並交回本公司之香港股份過戶登記分處。

若股東無指明選擇新股份之股份數目，又或選擇新股份數目較於記錄日期之登記持股量為多，則將視作彼等已就所持有之所有股份選擇以新股份代息。

選擇以全部新股份收取末期股息之股東亦可選擇就所有將來可選擇新股份的現金股息收取本公司全部之新股，請填寫選擇表格內之丁欄。若股東在先前經已選擇長期性收取新股份以代替本公司將來全部現金股息，則毋須交回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將上述選擇或通告撤銷。凡已作出上述選擇或已發出上述通告之股東，本公司今後將不再向該等股東寄發選擇表格，除非該等股東知會本公司之香港股份過戶登記分處將上述選擇或通告撤銷。

股東務請留意，於以股代息計劃配發之新股份可能引致有關股東須根據證券(公開權益)條例(指根據該條例擁有本公司已發行股本百分之十或以上權益者)之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣19,126,680.38元。作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得稅，亦不會按照其溢利或收入或任何資本資產、收益或增值計徵任何百慕達稅項，而非百慕達居民所持有本公司之股份、債券或其他債務亦毋須計徵遺產稅或繼承稅項性質之百慕達稅項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全部以現金收取本年度之末期股息，故選擇表格不會寄予該等股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股份或債務證券現時並無在其他證券交易所上市買賣，亦無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票大概將於二零零二年十一月十九日星期二寄予有關股東，一切郵誤概由收件人承擔風險。

新股份之買賣可透過中央結算系統結算， 閣下應就結算安排之詳情及該等安排對 閣下權利及利益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

推薦及意見

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎 閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關末期股息之選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東 台照

承董事會命
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零二年十月十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

03 MAY 19 PM 7:21

GENERAL MANDATE TO ISSUE AND REPURCHASE THE COMPANY'S SECURITIES ADOPTION OF NEW SHARE OPTION SCHEME ADOPTION OF NEW SHARE OPTION SCHEME BY A SUBSIDIARY AND NOTICE OF 2002 ANNUAL GENERAL MEETING

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Chevalier International Holdings Limited. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

A notice convening the 2002 Annual General Meeting of Chevalier International Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 11:00 a.m. is set out on pages 16 to 18 of this circular.

Whether or not you are able to attend the 2002 Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the 2002 Annual General Meeting (or any adjournment thereof). Completion of a form of proxy will not preclude you from attending and voting at the 2002 Annual General Meeting (or any adjournment thereof) in person if you so wish.

30th July, 2002

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE C.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th July, 2002

To the shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATE TO ISSUE AND REPURCHASE THE COMPANY'S SECURITIES ADOPTION OF NEW SHARE OPTION SCHEME ADOPTION OF NEW SHARE OPTION SCHEME BY A SUBSIDIARY AND NOTICE OF 2002 ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 11:00 a.m. (the "2002 Annual General Meeting"). Set out on pages 16 to 18 of this circular is the notice convening the 2002 Annual General Meeting.

This circular contains the following information which is required to be sent to Shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) an explanatory statement in connection with the proposed resolution for the approval of the general mandate for the repurchase by the Company of its own shares of HK$0.25 ("Shares");

(2) a summary of the terms and conditions of the new share option scheme of the Company; and

(3) a summary of the terms and conditions of the new share option scheme of Chevalier iTech Holdings Limited ("CiTL").

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2002 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of the proposed resolution (the "Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 22nd July, 2002, being the latest practicable date prior to the printing of this document (the "Latest Practicable Date"), there were 1,275,112,025 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2002 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 127,511,202 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company, for the year ended 31st March, 2002, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2002 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2002 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers (the "Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr Chow Yei Ching beneficially held 640,527,782 Shares in aggregate representing approximately 50.23 per cent. of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. To the best knowledge and belief of the Directors of the Company, Dr Chow is the only person who is beneficially interested in Shares representing 10 per cent. or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to Resolution 6, then (if the present shareholdings otherwise remained the same) the attributable shareholding of Dr Chow in the Company would increase to approximately 55.81 per cent. of the issued share capital of the Company. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	Lowest
	HK$	*HK$*
July 2001	0.61	0.51
August 2001	0.60	0.55
September 2001	0.60	0.51
October 2001	0.54	0.51
November 2001	0.56	0.52
December 2001	0.56	0.54
January 2002	0.56	0.52
February 2002	0.56	0.52
March 2002	0.57	0.53
April 2002	0.64	0.55
May 2002	0.67	0.58
June 2002	0.62	0.57

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2002 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors to issue new Shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the Shareholders at general meeting, whichever is the earliest.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2002 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent. general mandate to be granted. Subject to the passing at the 2002 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent. general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent. limit as aforesaid, the number of Shares purchased under the Repurchase Proposal.

ADOPTION OF NEW SHARE OPTION SCHEME

The Company adopted a share option scheme on 30th September, 1991. Such scheme expired on 29th September, 2001 and no further options may be granted thereunder. As at the Latest Practicable Date, there were options outstanding which enable holders thereof to subscribe for 34,150,000 Shares at the exercise price of HK$0.488 with the latest exercise date being 29th June, 2003 and there were 63,179,000 Shares issued upon exercise of the options granted under such scheme. Shares which might be issued under options lapsed and cancelled amounted to 72,052,000 Shares and 8,555,000 Shares, respectively.

It is proposed that the Company shall adopt a new share option scheme (the "New Scheme") to provide the directors and employees of, as well as advisers and consultants to, the Company and its subsidiaries with the opportunity to acquire proprietary interests in the Company, which will encourage the grantees of such options to work towards enhancing the value of and for the benefit of the Company. A summary of the terms and conditions of the New Scheme is set out in the Appendix to this circular.

The Shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option schemes of the Company shall not exceed 10 per cent. of the Shares in issue on the adoption date (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of all share option schemes of the Company shall not be counted for the purpose of calculating the Scheme Mandate Limit under the New Scheme. As at the Latest Practicable Date, there were 1,275,112,025 Shares in issue. Assuming there is no further allotment and issue of Shares and repurchase of Shares, upon the adoption of the New Scheme by the Shareholders in the 2002 Annual General Meeting, the Scheme Mandate Limit pursuant to which the Company may grant options ("Options") entitling holders thereof to subscribe for Shares is 127,511,202 Shares. Accordingly, Resolution 8 to be proposed at the 2002 Annual General Meeting ("Resolution 8") relates to the approval of the adoption of the New Scheme.

Pursuant to lthe Listing Rules, the Directors are required to state the value of all Options that can be granted pursuant to the New Scheme as if they had been granted on the Latest Practicable Date in this circular. However, the Directors consider that it is not appropriate to state such value as a number of variables which are necessary for the calculation of the value of the Options have not been determined. Such variables include the subscription price, exercise period, any lock up period, any performance targets set and other relevant variables. The subscription price payable for the Shares to be issued on exercise of Options depends on the price of the Shares as quoted on the Stock Exchange, which in turns depends on when Options are granted under the New Scheme. It is also difficult to ascertain with accuracy the subscription price of the Shares given the volatility the Share price may experience during the 10 year-life span of the New Scheme. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to Shareholders. However, Shareholders should note that, in compliance with the Listing Rules, estimated valuations of Options granted during any financial period will be provided based on the Black-Scholes option pricing model, binomial model or a comparable generally accepted methodology in the Company's interim and final statements of its financial results.

Application has been made to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the Options under the New Scheme.

The New Scheme is conditional on, inter alia,

(a) approval by the Shareholders of the Company in the 2002 Annual General Meeting for the adoption of the New Scheme;

(b) the Listing Committee of the Stock Exchange granting approval of the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the Options under the New Scheme up to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the New Scheme; and

(c) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of Options granted under the New Scheme, if so required.

ADOPTION OF NEW SHARE OPTION SCHEME BY CiTL

CiTL adopted a share option scheme on 30th September, 1991. Such scheme expired on 29th September, 2001. As at the Latest Practicable Date, there were options outstanding which entitled holders thereof to subscribe for 28,550,000 shares of HK$0.10 each in the capital of CiTL at exercise price of HK$0.464. It is proposed by the board of directors of CiTL that a new share option scheme ("New CiTL Scheme") be adopted to provide the directors and employees of, as well as advisers and consultants to CiTL and its subsidiaries with the opportunity to acquire proprietary interests in CiTL.

The Directors are of the view that the New CiTL Scheme will ultimately encourage the grantees of such options to work towards enhancing the value of and for the benefit of the Company.

The New CiTL Scheme is conditional on, inter alia,

(a) approval by the Shareholders of the Company in the 2002 Annual General Meeting of the New CiTL Scheme;

(b) approval by the shareholders of CiTL in its forthcoming annual general meeting of the adoption of the New CiTL Scheme;

(c) the Listing Committee of the Stock Exchange granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New CiTL Scheme up to 10 per cent. of the total issued share capital of CiTL as at the date of adoption of the New CiTL Scheme; and

(d) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under the New CiTL Scheme, if so required.

Application has been made by CiTL to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New CiTL Scheme. Resolution 9 to be proposed at the 2002 Annual General Meeting ("Resolution 9") relates to the approval of the adoption of the New CiTL Scheme.

The terms and conditions of the New CiTL Scheme are substantially the same as that of the New Scheme save for the following:

1. In addition to obtaining prior approval of the independent non-executive directors of CiTL, for so long as CiTL remains a subsidiary of the Company, any grant of options under the New CiTL Scheme to any director, chief executive or substantial shareholder of the Company, or any of their respective associates (as such terms are defined in the Listing Rules) shall also be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is a proposed grantee of the option).

2. For so long as CiTL remains a subsidiary of the Company and where any grant of options to a substantial shareholder or an independent non-executive director of the Company or any of their respective associates (as such term is defined in the Listing Rules) would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under such scheme in the 12-month period up to and including the date of such grant:

   (a) representing in aggregate over 0.1 per cent. (or such other percentage as may from time to time be specified by the Stock Exchange) of the issued shares capital of CiTL; and

   (b) having an aggregate value, based on the closing price of the shares of CiTL as stated in the daily quotations sheets issued by the Stock Exchange at the date of each grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange),

   such grant of options shall, in addition to obtaining independent shareholders approval in the general meeting of CiTL, be subject to prior approval by the shareholders of the Company (voting by way of poll). All connected persons (as defined in the Listing Rules) of the Company shall abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

3. The renewal of the scheme mandate limit and the granting of options exceeding the scheme mandate limit or the individual limit under the New CiTL Scheme shall, in addition to obtaining the approval by shareholders of CiTL, be subject to the approval by the shareholders of the Company in general meeting for so long as CiTL remains a subsidiary of the Company.

4. For so long as CiTL remains a subsidiary of the Company, any alteration of the rules of the New CiTL Scheme to the advantage of the grantees or any changes to the authority of the Directors or administrator of the New Scheme in relation to any alteration of the terms of the New CiTL Scheme or any alterations to the terms and conditions of the New CiTL Scheme which are of a material nature, or any change to the terms of options granted shall also be subject to the approval by the shareholders of the Company.

THE 2002 ANNUAL GENERAL MEETING

The form of proxy for use at the 2002 Annual General Meeting is enclosed herein. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2002 Annual General Meeting if you so wish.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the adoption of the share issue mandate and the extension of the share issue mandate are in the best interests of the Company and its Shareholders and accordingly recommend all the Shareholders to vote in favour of Resolution 5, Resolution 6 and Resolution 7 at the 2002 Annual General Meeting.

The Directors also believe that the proposed adoption of the New Scheme, the termination of the existing share option scheme and the adoption of the New CiTL Scheme by CiTL are in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of Resolution 8 and Resolution 9 at the 2002 Annual General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company up to and including the date of the 2002 Annual General Meeting:

- the form of the Existing Scheme;
- the form of the New Scheme; and
- the form of the New CiTL Scheme.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

Unless defined in the "Letter from the Chairman" in this circular, terms used in this appendix shall have the following meanings:

"Board"	means the board of directors of the Company;
"business day"	means a day on which the Stock Exchange is generally open for business of dealing in securities;
"Date of Grant"	shall mean the date on which the Board decides to make an offer of Option to the prospective Participant which must be a business day;
"Grantee"	means a Participant who has been granted an Option under the New Scheme;
"Group"	means the Company and its subsidiaries;
"Individual Limit"	shall have the meaning as set out in paragraph 8;
"Option Period"	shall have the meaning as set out in paragraph 9;
"Participant"	shall have the meaning as set out in paragraph 3;
"Scheme Limit"	shall have the meaning as set out in paragraph 7;
"Scheme Mandate Limit"	shall have the meaning as set out in paragraph 7; and
"Subscription Price"	shall have the meaning as set out in paragraph 12.

The following is a summary of the salient features of the New Scheme:

1. The purpose of the New Scheme is to provide Participants with the opportunity to acquire ownership interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and the Shareholders as a whole.

2. The New Scheme is to be administered by the Board, and the decisions of the Board shall be final and binding on all parties. The Board shall have the right to (i) interpret and construe the provisions of the New Scheme; (ii) determine the persons who will be offered Options under the New Scheme and the number of Shares and the Subscription Price, subject to paragraph 12 below in relation to such Options; (iii) subject to paragraph 21, make such appropriate and equitable adjustments to the terms of the Options granted under the New Scheme as it deems necessary; and (iv) make such other decisions or determinations as it shall deem appropriate in the administration of the New Scheme. The Board shall have the power to delegate its powers to the managing director of the Company or any committee established by the Board from time to time to grant Options to Participants and to determine the Subscription Price and other terms (if any) of such grant including, but without limitation, the minimum period for which an Option must be held and the minimum performance targets (if any) which must be reached before an Option can be exercised in whole or in part.

3. The Participants of the New Scheme include:

   (i) any full-time employee of the Company or of any subsidiary;

   (ii) directors (including non-executive directors and independent non-executive directors) of the Company or of any subsidiary;

   (iii) part time employees with weekly work hours of 15 hours or above of the Company or of any subsidiary; and

   (iv) advisors and consultants to the Company or to any subsidiary in the areas of technical, financial or corporate managerial who, at the sole determination of the Board, have contributed to the Group (the assessment criteria of which are (i) contribution to the development and performance of the Group; (ii) quality of work performed for the Group; (iii) initiative and commitment in performing his/her duties; and (iv) length of service or contribution to the Group).

4. The Board is entitled at any time within ten years after the adoption date to make an offer to any Participant in its absolute discretion to take up an Option, pursuant to which such Participant may subscribe for such number of Shares as the Board may determine at the Subscription Price. The date on which an offer is made to a Participant shall be the Date of Grant for the purpose of the New Scheme and shall be a business day.

5. Each grant of Options to any director, chief executive or substantial shareholder of the Company shall be approved by the independent non-executive directors of the Company (excluding any independent non-executive director who is the proposed grantee of the Options). Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

   (a) representing in aggregate over 0.1 per cent. of the Shares in issue (or such other percentage as may be from time to time be specified by the Stock Exchange); and

   (b) having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange at the date of each grant, in excess of HK$5 million (or such other amount as may be from time to time be specified by the Stock Exchange),

   such further grant of Options must be approved (voting by way of poll) by the shareholders of the Company. All connected persons (as defined in the Listing Rules) of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular containing the requirements under Chapter 17 of the Listing Rules to be sent to the Shareholders for the relevant resolution.

6. The New Scheme will prohibit the making of any offer or the granting of any Option at a time when the Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any applicable rules, regulations or law.

7. The overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and all other share option schemes of the Company must not exceed 30 per cent. of the Shares in issue from time to time ("Scheme Limit"). No options will be granted under the New Scheme at any time if such grant will result in the Scheme Limit being exceeded. In determining the Scheme Limit, the following Shares are to be excluded from the calculation of the number of Shares in issue:

   (a) Shares issued pursuant to the New Scheme and all other share option schemes; and

   (b) any pro rata entitlements to subscribe for further Shares pursuant to the issue of Shares mentioned in (a) above.

   The total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and all other share option schemes of the Company shall not in aggregate exceed 10 per cent. of the Shares in issue on the adoption date of the New Scheme (the "Scheme Mandate Limit"), subject to refresher of the Scheme Mandate Limit as referred to below. Options lapsed in accordance with the terms of the New Scheme or any other share option scheme of the Company shall not be counted for the purpose of calculating the Scheme Mandate Limit.

   The Company may refresh the Scheme Mandate Limit at any time subject to prior Shareholders' approval in general meeting. However, the Scheme Mandate Limit as refreshed must not exceed 10 per cent. of the Shares in issue as at the date of the aforesaid Shareholders' approval. Options previously granted under the New Scheme and any other share option schemes of the Company (including those outstanding, cancelled or lapsed in accordance with their respective terms or exercised) will not be counted for the purpose of calculating the limit as refreshed. A circular with relevant information as required under the Listing Rules must be sent to Shareholders in connection with the meeting at which their approval will be sought.

   The Company may seek separate shareholders' approval in general meeting for granting Options beyond the Scheme Mandate Limit provided the Options in excess of the Scheme Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought. A circular with relevant information as required under the Listing Rules must be sent to Shareholders containing, amongst others, a generic description of the identified Participants, the number and terms of the Options to be granted, the purpose of granting Options to the identified Participants, and any explanations as to how the terms of these Options serve such purpose.

   The maximum number of Shares referred to in this paragraph 7 and in paragraph 8 below shall be adjusted, in such manner as the auditors of the Company shall certify to be appropriate, fair and reasonable and that the requirements set out in the Note to the Listing Rule 17.03(13) are satisfied in the event of any alteration in the capital structure of the Company in accordance with paragraph 16 below whether by way of capitalisation of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of the capital of the Company.

8. The total number of Shares issued and to be issued upon exercise of the Options granted to any Grantee (including both exercised and outstanding Options) in any 12-month period must not exceed 1 per cent. of the Shares in issue (the "Individual Limit"). Any further grant of Options in excess of the Individual Limit must be subject to separate Shareholders' approval in general meeting with such Grantee and his associates (as such term is defined in the Listing Rules) abstaining from voting. A circular with relevant information as required under the Listing Rules must be sent to the Shareholders disclosing, amongst others, the identity of the Grantee and the number and terms of the Options granted and proposed to be granted. The number and terms (including the Subscription Price) of Options to be granted to such Grantee must be fixed before Shareholders' approval is sought and the date of the Board meeting for proposing such further grant should be taken as the Date of Grant for the purpose of calculating the Subscription Price.

9. The option period (the "Option Period") of a particular Option is the period during which the Option can be exercised, such period to be notified by the Board to each Grantee at the time of making an offer, and in any event such period of time shall not expire later than ten years from the Date of Grant.

10. Subject to the terms of the New Scheme, the Board shall be entitled at any time within a period of ten years commencing on the adoption date, to make an Offer to any Participant, as the Board may in its absolute discretion select, to take up an Option pursuant to which such Participant may, during the Option Period, subscribe for such number of Shares as the Board may determine, at the Subscription Price. The New Scheme does not set out the minimum period for which an Option must be held and the minimum performance targets that must be reached before the Option can be exercised in whole or in part. The Offer shall specify the terms on which the Option is to be granted. Such terms may include (i) minimum periods for which an Option must be held; and/or (ii) minimum performance targets that must be reached before the Option can be exercised in whole or in part; and/or (iii) such other terms as may be imposed at the discretion of the Board either on a case-by-case basis or generally.

11. An Offer shall be deemed to have been accepted and the Option to which the Offer relates shall be deemed to have been granted and to have taken effect when the duplicate of the offer letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein, together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof, is received by the Company within 30 days from the date on which the letter containing the Offer is delivered to the Participant. Such remittance shall not be refundable in any circumstances.

12. The initial Subscription Price shall be such price determined by the Board in its absolute discretion and notified to the Participant in the Offer and shall be no less than the highest of:

    (a) the closing price of a Share as stated in the daily quotations sheet issued by the Stock Exchange on the Date of Grant;

    (b) the average closing price of a Share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the Date of Grant; and

    (c) the nominal value of a Share on the Date of Grant.

13. The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws of the Company and the applicable laws in Bermuda and Hong Kong for the time being in force and will rank pari passu with the fully paid Shares in issue on the date when the name of Grantee is registered in the register of members of the Company. Prior to the Grantee being registered on the register of members of the Company, the Grantee shall not have any voting rights, or rights to participate in any dividends or distributions or any rights arising on a liquidation of the Company, in respect of the Shares to be issued upon the exercise of the Option.

14. Subject to the provisions of the rules of the New Scheme, the New Scheme shall be valid and effective for a period of ten years commencing on the adoption date. After the expiry of the ten-year period, no further Options shall be offered or granted but in all other respects the provisions of the New Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Scheme shall continue to be exercisable in accordance with their terms of issue after the end of the ten-year period.

15. An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the option period as stipulated in the offer letter;

(ii) the expiry of the periods referred to below:

(a) in the event of a Grantee cease to be a Participant (being an employee or an executive director) for any reason other than on his death or the termination of employment on one or more of the grounds specified in sub-paragraph (b) below and paragraph (v) below, the date of cessation of employment, unless the board of directors of the Company otherwise determine;

(b) in the event of a Grantee ceases to be Participant (being an employee or an executive director) upon the termination on the part of the Company or the relevant subsidiary (not for any grounds specified in paragraph (v) below), one month after the date of cessation of his employment (or such date as may be determined by the Board);

"date of cessation of employment" shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not;

(c) in the event a Grantee dies before exercising the option in full and none of the events which would be a ground for termination of his employment under paragraph (v) arises, 12 months from the date of death, or such longer period as the Board may determine;

(d) in the event of a Grantee (being a non-executive director or an independent non-executive director) ceasing to be a Participant, 12 months from the date of his retirement or resignation, or such longer period as the Board may determine;

(e) in the event of a corporate Grantee, upon the date of commencement of winding up of the Grantee;

(iii) subject to the court of competent jurisdiction not making an order prohibiting the offeror to acquire the remaining Shares in an general offer, the expiry of the period of 30 days after the date on which the offer becomes or is declared unconditional;

(iv) subject to a general offer by way of scheme of arrangement becoming effective, the expiry of the period specified by the Company in a notice to the holders of Options;

(v) the date on which the Grantee (being an employee or an executive director) ceases to be a Participant by reason of the termination of his employment on the grounds that he has been guilty of serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other grounds on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the Grantee's service contract with the Company or the relevant subsidiary;

(vi) the date on which the Grantee (being a non-executive director or an independent non-executive director) has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board) on any other grounds at common law or pursuant to any applicable laws that the Grantee becomes no longer suitable to remain as a director of the Company;

(vii) subject to a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company becoming effective, two business days prior to the proposed meeting whereby the proposed compromise or arrangement is approved;

(viii) the date of the commencement of the winding-up of the Company;

(ix) the date on which the Grantee commits a breach of paragraph 20 below; and

(x) notwithstanding any terms of the New Scheme, the date on which the Participant ceases to be employed by the Company or any subsidiary if such date occurs during the twelve-month period following the commencement date of the Option granted.

16. In the event of any capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital of the Company while any option granted remains exercisable, such corresponding adjustment (if any) may be made to (a) the number of Shares subject to any option so far as such option remains unexercised and subject to the New Scheme and/or (b) the Subscription Price, provided that any such adjustment shall be made on the basis that the Grantee shall have as nearly as possible the same proportion of the equity capital of the Company as that to which he was entitled before such alteration in the capital structure and the aggregate Subscription Price payable by the Grantee on the full exercise of any option shall remain as nearly as possible the same as (but not greater than) it was before such event.

The auditors for the time being of the Company shall certify in writing any adjustment made is in their opinion fair and reasonable.

No such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The Subscription Price so adjusted shall be rounded up to the nearest integral and cent respectively.

17. Any Options granted but not exercised may be cancelled if the Grantee so agrees and new Options may be granted to the Grantee under the New Scheme with available unissued Options (excluding the cancelled Options) provided such new Options fall within the limits prescribed by paragraph 7 and otherwise comply with the terms of the New Scheme.

18. The Shares issued on exercise of the Options will on issue be identical to the then existing issued Shares of the Company.

19. The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the New Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the New Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Scheme and remain unexpired immediately prior to the termination of the operation of the New Scheme shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the New Scheme.

20. An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option. Any breach of the foregoing shall lead to automatic lapse of any outstanding Option or part thereof granted to such Grantee without incurring any liability on the part of the Company.

21. The New Scheme may be altered in any respect by resolution of the Board except those specific provisions of the New Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules (namely the definitions of "Option Period", "Participant" and "Grantee" and the provisions in the rules of the New Scheme (as set out in paragraphs 1, 3, 7 to 20 and this paragraph in this Appendix), cannot be altered to the advantage of the Participants and no changes to the authority of the Directors or administrator of the New Scheme in relation to any alteration of the terms of the New Scheme shall be made, without the prior approval of Shareholders in general meeting. Any alterations to the terms and conditions of the New Scheme which are of a material nature, or any change to the terms of Options granted, must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the terms of the New Scheme. The New Scheme so altered must comply with Chapter 17 of the Listing Rules.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2002.

2. To declare a final dividend with scrip alternative.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution as set out in Resolution 6, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. "**THAT** conditional on (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date of this Resolution and (ii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under the New Scheme (if so required), the share option scheme of the Company (the "New Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'A' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options and to allot and issue shares pursuant to the exercise of subscription rights attaching to any options under the New Scheme provided that such amount shall not exceed 10 per cent. of the aggregate amount of the issued share capital of the Company at the date of this Resolution."

9. "**THAT** conditional on (i) the approval by shareholders of Chevalier iTech Holdings Limited ("CiTL") of the adoption of the CiTL Scheme (as defined below); (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date of the adoption of the CiTL Scheme by the shareholders of CiTL; and (iii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under CiTL Scheme (if so required), the share option scheme of CiTL ("CiTL Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'B' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose. "

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2002

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will he closed from Monday, 16th September, 2002 to Friday, 20th September, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 13th September, 2002.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

一般性授權發行
及購回本公司證券
採納新購股權計劃
採納附屬公司新購股權計劃
及
二零零二年度股東週年大會通告

本通函之資料乃遵照上市規則之規定刊載，旨在提供有關其士國際集團有限公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致令其任何內容產生誤導。

其士國際集團有限公司謹訂於二零零二年九月二十日(星期五)上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行二零零二年度股東週年大會，大會通告載於本通函第16至18頁。

無論　閣下能否出席二零零二年度股東週年大會，務請　閣下按照隨附之代表委任表格上印備之指示儘快填妥並交回標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，惟無論如何須於二零零二年度股東週年大會或其任何續會指定舉行時間四十八小時前送達。填妥代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會及於會上投票。

二零零二年七月三十日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE C.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

一般性授權發行
及購回本公司證券
採納新購股權計劃
採納附屬公司新購股權計劃
及
二零零二年度股東週年大會通告

緒言

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零二年九月二十日(星期五)上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零二年度股東週年大會」)處理。載於本通函第16至18頁乃二零零二年度股東週年大會通告。

本通函載列以下根據香港聯合交易所有限公司證券上市規則(「上市規則」)須寄予各股東之資料：

(1) 有關通過一般性授權之決議案，以購回本公司每股面值港幣0.25元之股份(「股份」)之說明函件；

(2) 本公司新購股權計劃之條款及條件概要；及

(3) 其士科技控股有限公司(「其士科技」)新購股權計劃之條款及條件概要。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

第六項決議案將提呈於二零零二年度股東週年大會(「第六項決議案」)有關授予本公司董事一般權力，以便在香港聯合交易所有限公司(「聯交所」)購回股份最多可達提呈決議案當日本公司已發行股本百分之十(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零二年七月二十二日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為1,275,112,025股。因此，在二零零二年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回最多可達127,511,202股股份。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百分率將隨著本公司購回股份數目之比例而增加。此外，本公司董事根據購回建議行使所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期截至二零零二年三月三十一日止年度經審核帳項所披露之情況)將不會就購回建議進行購回而受到任何嚴重不利影響。然而，倘行使購買授權致使本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不擬行使購買授權。

購回之資金

本公司就購回股份僅可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可合法地作有關用途之資金；惟根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零二年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，彼等目前有意待購回建議於二零零二年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項增加將被視作收購行動處理；及倘此項增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能會觸發全面收購股份之責任。

於最後實際可行日期，周亦卿博士實益持有本公司股份640,527,782股，合共佔本公司已發行股本約百分之五十點二三，並控制本公司超過三分之一的投票權。本公司董事就其所知及所信，周博士乃唯一實益擁有本公司已發行股本百分之十或以上的股份人士。

倘董事根據第六項決議案悉數行使授予之購回股份權力，(如現有持股情況保持不變)周博士應佔持股量將增加至本公司已發行股本約百分之五十五點八一。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。除本文披露者外，概無董事目前知悉，根據購回建議進行任何購回將引致收購守則下之任何影響。

股份價格

在過去十二個月內每月在聯交所買賣之股份之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零一年七月	0.61	0.51
二零零一年八月	0.60	0.55
二零零一年九月	0.60	0.51
二零零一年十月	0.54	0.51
二零零一年十一月	0.56	0.52
二零零一年十二月	0.56	0.54
二零零二年一月	0.56	0.52
二零零二年二月	0.56	0.52
二零零二年三月	0.57	0.53
二零零二年四月	0.64	0.53
二零零二年五月	0.67	0.58
二零零二年六月	0.62	0.57

本公司購回股份

在本函件日期前六個月內，本公司並無在聯交所或其他地方購回其任何股份。

發行股份授權

第五項決議案將提呈於二零零二年度股東週年大會(「第五項決議案」)有關授予一般性授權，以賦予董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或處置股份之售股建議、協議及購股權)。

擴大發行股份授權

第七項決議案將提呈於二零零二年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零二年度股東週年大會上通過第五項、第六項及第七項決議案，董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

採納新購股權計劃

於一九九一年九月三十日，本公司採納一購股權計劃。該計劃已於二零零一年九月二十九日屆滿，並不再據此授出購股權。於最後實際可行日期，尚未行使之購股權（最後行使日期為二零零三年六月二十九日）賦予其持有人以每股行使價格港幣0.488元認購34,150,000股股份；及就該項計劃已授出並行使之購股權所發行之股份為63,179,000股。已失效及注銷之購股權可予發行之股份數目分別為72,052,000股及8,555,000股。

本公司建議採納新購股權計劃（「新計劃」），藉以提供機會予本公司及其附屬公司之董事及僱員以及顧問獲取本公司之專有利益，從而鼓勵該等購股權之獲授人提升本公司之價值及就本公司之利益而努力。新計劃之條款及條件概要載於本文件附錄。

就行使新計劃及本公司任何其他購股權計劃將予授出之所有購股權而可能發行之股份均不得超過採納有關計劃當日已發行股份的百分之十（「計劃授權限額」）。根據本公司所有購股權計劃之條款，失效之購股權不得納入新計劃之計劃授權限額內計算。於最後實際可行日期，已發行之股份為1,275,112,025股。假設並無進一步配發及發行股份及購回股份，在股東於二零零二年度股東週年大會上通過採納新計劃後，計劃授權限額可讓本公司授出購股權（「購股權」）予持有人認購127,511,202股股份。因此，第八項決議案將提呈於二零零二年度股東週年大會（「第八項決議案」）有關批准採納新計劃。

根據上市規則，董事須於本文件內載明根據新計劃授出之所有購股權（假設其已於最後實際可行日期授出）價值。然而，董事認為由於尚未釐定計算購股權價值之所需若干變數，故現不適宜載述該等價值。該等變數包括認購價、行使期限、任何凍結期、任何設定表現目標及其他相關變數。因行使購股權而將予發行股份之應付認購價取決於聯交所所報之股份價格，而股份價格則取決於根據新計劃授出購股權之時間。鑑於新計劃之有效期為十年，期間可能出現股價波動，故難以準確地確定股份認購價。董事認為按照大量推測假設計算購股權於最後實際可行日期之價值並無意義且會誤導股東。然而，為遵照上市規則之規定，本公司將根據「柏力克－舒爾斯」期權定價模式、「二項式」期權定價模式或普遍接納可予比較方法計算購股權之估計價值，並於本公司之中期及末期報告之財務業績提供於任何財政期間內授出之購股權，敬希股東垂注。

本公司已向聯交所上市委員會提出申請，批准可能就行使新計劃之購股權而發行之股份上市及買賣。

新計劃須待下列各項(其中包括)完成後，方可採納：

(a) 本公司股東於二零零二年度股東週年大會上批准採納新計劃；

(b) 聯交所上市委員會批准就新計劃授出之購股權獲行使而將予發行之股份上市及買賣惟不得超過於採納新計劃當日本公司已發行股本的百分之十；及

(c) 百慕達金融管理局同意有關授出購股權及就行使新計劃所授出之購股權而發行之股份，如需要。

採納其士科技新購股權計劃

於一九九一年九月三十日，其士科技採納一購股權計劃。該計劃已於二零零一年九月二十九日屆滿。於最後實際可行日期，尚未行使之購股權賦予其持有人以每股行使價格港幣0.464元認購於其士科技股本中每股港幣0.1元之28,550,000股股份。其士科技董事會建議採納新購股權計劃(「新其士科技計劃」)，藉以提供機會予其士科技及其附屬公司之董事及僱員以及顧問獲取其士科技之專有利益。

董事認為新其士科技計劃最終能鼓勵該等購股權之獲授人提升本公司之價值及就本公司之利益而努力。

新其士科技計劃須待下列各項(其中包括)完成後，方可採納：

(a) 本公司股東於二零零二年度股東週年大會上批准新其士科技計劃；

(b) 其士科技股東於即將召開之股東週年大會上批准採納新其士科技計劃；

(c) 聯交所上市委員會批准就新其士科技計劃授出之購股權獲行使而將予發行之股份上市及買賣惟不得超過於採納新其士科技計劃當日其士科技已發行股本的百分之十；及

(d) 百慕達金融管理局同意有關授出購股權及就行使新其士科技計劃所授出之購股權而發行之股份，如需要。

其士科技已向聯交所上市委員會提出申請，批准可能就行使新其士科技計劃之購股權而發行之股份上市及買賣。第九項決議案將提呈於二零零二年度股東週年大會有關通過採納新其士科技計劃。

除下列所述外，新其士科技計劃之條款及條件與新計劃均大致相同：

1. 除須獲其士科技之獨立非執行董事預先批准外，只要其士科技仍為本公司之附屬公司，根據新其士科技計劃授出任何購股權予本公司之任何董事、行政總裁或主要股東或彼等各自之任何聯繫人士(定義見上市規則)，亦須獲本公司之獨立非執行董事(不包括本身為購股權建議獲授人之獨立非執行董事)預先批准。

2. 只要其士科技仍為本公司之附屬公司，倘向本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授予任何購股權會導致於截至有關授出日期(包括該日)止之十二個月期間因行使有關計劃之所有已授或將授出之購股權(包括已行使、已注銷及尚未行使之購股權)而發行及將發行予有關人士之股份：

    (a) 合共佔其士科技已發行股本百分之零點一以上(或按聯交所不時列明之其他百分率)；及

    (b) 總值(按每次授出之日其士科技股份於聯交所發出之每日報價表內列明之收市價計算)超過港幣5,000,000元(或按聯交所不時列明之其他百分率)，

    則授出購股權(除須獲獨立股東於其士科技股東大會上批准)須獲本公司股東以表決方式投票之預先批准。本公司之所有關連人士(定義見上市規則)須於有關股東大會上放棄投票，惟倘任何關連人士就有關事宜而於將寄發予股東之通函內載明其擬於股東大會上投票反對有關決議案，則可作出此舉。

3. 更新計劃授權限額及就新其士科技計劃所授出之購股權超過計劃授權限額或個別限額(該等條款之定義見本函件附錄)，除須獲其士科技之股東批准外，倘有關公司仍為本公司之附屬公司，則須獲本公司股東於股東大會上批准。

4. 只要其士科技仍為本公司之附屬公司，為獲授人之利益而更改新其士科技計劃之規則或董事或管理者於新計劃中有關更改新其士科技計劃之條款所賦予之權力有任何變更或新其士科技計劃之條款及條件有任何重大變動或所授出之購股權條款有任何更改，亦須獲本公司之股東批准。

二零零二年度股東週年大會

本文件連同本公司二零零一年至二零零二年年報及隨附二零零二年度股東週年大會適用之代表委任表格寄發予各股東。無論　閣下能否出席該大會，務請按照隨附之代表委任表格上印備之指示填妥，並須於大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零二年度股東週年大會及於會上投票。

推薦意見

董事相信購回建議、採納發行股份授權及擴大發行股份授權均符合本公司及其股東之最佳利益，故建議全體股東投票贊成將於二零零二年度股東週年大會上提呈之第五項決議案、第六項決議案及第七項決議案。

董事亦相信建議採納新計劃，終止現有購股權計劃及採納其士科技之新其士科技計劃均符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於二零零二年度股東週年大會上提呈之第八項決議案及第九項決議案。

備查文件

現可於二零零二年度股東週年大會舉行當日或之前於一般辦公時間內在本公司之主要營業地點可供查閱下列文件：

- 現有計劃；
- 新計劃；及
- 新其士科技計劃。

此致

列位股東　台照

承
Chevalier International Holdings Limited
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

二零零二年七月三十日

除本通函「主席函件」另有所指外，於本附錄使用之詞彙具有下列涵義：

「董事會」	指	本公司之董事會；
「營業日」	指	聯交所進行買賣證券之營業日；
「授出日期」	指	董事會決定向其參與者作出購股權之要約的日期。該日期必須為營業日。
「獲授人」	指	根據新計劃獲授購股權之參與者；
「本集團」	指	本公司及其附屬公司
「個別限額」	指	與本文第8段所述之意思相同；
「購股權期間」	指	與本文第9段所述之意思相同；
「參與者」	指	與本文第3段所述之意思相同；
「計劃限額」	指	與本文第7段所述之意思相同；
「計劃授權」	指	與本文第7段所述之意思相同；及
「認購價」	指	與本文第12段所述之意思相同。

以下為新計劃之主要條款概要：

1. 購股權計劃旨在提供機會予參與者(如下文第3段所述)購入本公司之權益，並鼓勵參與者就本公司及其股東之整體利益而致力提升本公司及其股份之價值。

2. 新計劃由董事會管理，董事會之決定為最終決定，對所有各方均具有約束力。董事會有權(i)解釋及説明新計劃之規定；(ii)根據下文第12段有關該等等購股權，決定按新計劃授予購股權之人士，以及股份數目和認購價；(iii)根據第23段，就按新計劃而授出之購股權條款作出適當及公平合理的被視為需要之調整；及(iv)作出被視為適合於管理新計劃之其他決定。授權予本公司之董事總經理或董事會不時成立之委員會，以向參與者授予購股權，並釐定認購價(如下文第12段所述)及授出購股權之其他條款(如有)，包括惟不限於須持有購股權之最短期限及購股權可全部或部分行使前必須達致之最低表現目標(如有)。

3. 新計劃之參與者包括：

   (i) 本公司或任何附屬公司之任何全職僱員；

   (ii) 本公司或任何附屬公司之董事（包括非執行董事及獨立非執行董事）；

   (iii) 每週工作十五小時或以上之本公司或其附屬公司之兼職僱員；及

   (iv) 由董事會自行釐定為在科技、財務或企業管治等範疇對本集團作出貢獻之本公司或任何附屬公司之顧問（評估標準為(i)對本集團之發展及表現作出貢獻；(ii)為本集團提供優質工作；(iii)履行職務時的積極性及承擔；及(iv)於本集團之財務或貢獻年期）。

4. 董事會有權於採納日期之後十年內隨時酌情向參與者作出接納購股權之要約，據此，該等參與者可按認購價認購董事會釐定之股份數目。向參與者提出要約之日期應就新計劃之授出日期及應為營業日。

5. 凡向本公司任何董事、行政總裁或主要股東授出購股權，必須獲本公司之獨立非執行董事（不包括本身為購股權之建議獲授人之獨立非執行董事）批准。倘向本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士授出購股權，會導致直至授出日期（包括該日）止十二個月期間因行使所有已獲授或將獲授之購股權（包括已行使、註銷及尚未行使之購股權）而發行及將予發行之股份：

   (a) 佔已發行股份合共超出0.1%（或由聯交所不時釐定之其他百分率）；及

   (b) 總值（按在各授出之日股份於聯交所發出之每日報價表上所載之收市價計算）超過5,000,000港元（或由聯交所不時釐定之金額），

   則該等進一步授出購股權事宜必須獲股東（以投票方式）批准。本公司所有關連人士（定義見上市規則）必須於有關股東大會上放棄投票，惟倘任何關連人士於就有關決議案致股東之通函（載有上市規則第17章之規定）內載明其擬投票反對有關決議案，則可於股東大會上作出此舉。

6. 新計劃禁止在參與者要是或可能受上市規則或任何適用規則、條例或法律禁止進行股份交易時，授予任何購股權之要約或任何購股權。

7. 根據新計劃及本公司之其他購股權計劃，因尚未行使之購股權獲行使而發行之股份數目整體上限，不得超過不時已發行股份之30%（「計劃限額」）。倘於任何時間根據新計劃授出之購股權超出計劃限制，則不可授予購股權。在決定計劃限額時，下列股份將不會計算入發行股份之數目內：

   (a) 根據新計劃及任何其他認購股權計劃發行之股份；及

   (b) 根據上文（甲）段所述之發行股份而有權按比例再認購之股份。

   因根據新計劃及本公司之所有其他購股權計劃將會授出之購股權獲悉數行使而可能發行之股份總數，不得超過於採納新計劃日期已發行股份之10%（「計劃授權限額」），可如下文所述將計劃授權限額更新。按新計劃或本公司之任何其他購股權計劃之條款失效之購股權所涉及之股份，將不會計入計劃授權限額內。

   本公司可隨時更新計劃授權限額，惟須先獲得股東於股東大會上批准。然而，已更新之計劃授權限額不得超過上述股東批准日期已發行股份之10%。根據新計劃及任何其他購股權計劃先前所授出之購股權（包括依據該等計劃之未行使、已註銷或已失效之購股權或已行使之購股權）所涉及之任何股份將不會計算在已更新限額之內。本公司必須將有關於股東大會上尋求股東批准並載有上市規則規定之有關資料之通函寄發予股東。

   本公司亦可在股東大會上尋求股東另行批准，授予超出計劃授權限額之購股權，惟超過計劃授權限額之購股權只能授予本公司在獲得有關股東批准前已特別指定的參與者。本公司必須向股東寄發載有上市規則規定之有關資料之通函，（其中包括）指定參與者之一般說明、將予授出之購股權數目及條款、向指定參與者授出購股權之目的及有關該等購股權之條款如何發揮作用之說明。

   下文第7段及第8段所指之股份數目上限必須予以調整。調整方式須經本公司核數師證明為適當、公平及合理，而按照下文第16段更改本公司股本結構（不論以溢利或儲備資本化發行、供股分析或合併股份或削減本公司股本等方式）乃符合上市規則第17.03(13)條之附註所載規定。

8. 在任何十二個月期間內向任何獲授人(包括已行使及尚未行使者)授予購股權獲行使而發行及將予發行之股份總數，不得超過已發行股份之1%。倘進一步授予超過個別限額，則須於股東大會上獲股東另行批准，而有關獲授人及其聯繫人士(定義見上市規則)須放棄投票。本公司必須向股東刊發載有上市規則規定之資料之通函，披露有關(其中包括)獲授人之身份以及已授及建議授出購股權之數目及條款。將授予該獲授人之購股權數目及條款(包括認購價)，須於尋求股東批准前訂定，而為提呈進一步授予該等購股權而舉行董事會會議之日期，將被視作授出日期，以便計算認購價。

9. 某一購股權之購股權期間(「購股權期間」)為購股權可予行使之期間，董事會可於作出要約時通知每位獲授人，並在任何情況下，有關期限不得遲於授出日期起計十年。

10. 根據新計劃之條款，董事會有權於採納日期起計十年內任何時間，向董事會全權酌情挑選之任何參與者提出要約，以接納購股權，據此，該名參與者可於購股權期間，按認購價認購董事會釐訂之股份數目。新計劃並無規定購股權之最短持有期間或可悉數或部分行使購股權前必須達致之最低表現目標。要約須列明將予授出之購股權之條款。有關條款包括(i)必須持有購股權之最短期限；及／或(ii)行使全部或部分購股權必須達致之最低表現目標，及／或(iii)董事會按個別情況或整體可能酌情施加之其他條款。

11. 倘本公司於寄發載有要約之函件予參與者起計三十日內接獲一份由獲授人正式簽署有關接納要約之信件複本，其中明確寫上接納要約之股份數目，連同支付予本公司港幣1元款項，作為授予購股權之代價，則要約將會被視為經已被接納而與要約相關之購股權將被視為已授出。有關款項在任何情況下將不獲退還。

12. 首次認購價將為董事會全權釐訂並通知所要約之參與者之價格，並將不得低於下列之最高者：

    (a) 股份於授出日期在聯交所發出每日報價表所列之收市價；

    (b) 股份於授出日期前五個營業日在聯交所發出每日報價表所列之平均收市價；及

    (c) 股份於授出日期之每股面值。

13. 根據行使購股權而予以配發之股份，須受當時生效之本公司細則以及當時適用於百慕達及香港之法律所限，並將與獲授人之名字於本公司股東名冊中登記為有關股份持有人之日已發行繳足股份享有同等地位。在獲授人於本公司股東名冊登記前，獲授人不會就行使購股權而發行股份擁有任何投票權或享有任何股息或任何分派或因本公司清盤而產生之任何權益。

14. 根據新計劃規則之規定，新計劃將自採納日期起十年內有效。十年期限屆滿後，將不再給予或授出購股權，惟新計劃之規定在其他各方面將繼續生效。所有於新計劃有效期間授出之購股權在符合上市規則第17章下，將可根據其發行條款於十年限期屆滿後繼續行使。

15. 購股權將於下列最早時間自動失效(以尚未行使者為限)：

(i) 要約函件所載之購股權期間屆滿；

(ii) 下文所述之期間屆滿：

(a) 倘若參與者(為僱員或執行董事)由於下文第(b)及(v)段所述之一項或多項理由(身故或被終止僱用(如有此情形)而終止為本公司或其附屬公司之僱員，則為終止受聘日期(除非由董事會另行釐定)；

(b) 倘若參與者被本公司或其有關附屬公司終止受聘(並非下文第(v)段所載之任何理由)為參與者(為僱員或執行董事)，則於終止受聘日期後一個月(除非董事會另行釐定其他日期)；

「終止受聘日期」為於本公司或有關附屬公司之最後實際工作日(不論是否以支付薪金代替通知)；

(c) 倘若參與者於全面行使購股權前身故，且並無根據下文第(v)段產生終止其聘約或董事職任之理由，則為自其身故起計一年(或董事釐定之較長期間)。

(d) 倘若參與者終止為非執行董事或獨立非執行董事，則由其告退或辭職日期起計十二個月(或董事釐定之較長期限)。

(e) 倘若參與者為註冊公司，則為清盤之開始日期。

(iii) 在有合法管轄權之法院未頒令禁止收購人於一項全面收購建議中收購剩餘股份之限制下，則為收購建議成為或宣佈成為無條件日期起計三十日期限屆滿時；

(iv) 在債務協議計劃生效之限制下，則為本公司向購股權持有人所發出之通告所指定之期間屆滿時；

(v) 獲授人(為僱員或執行董事)由於嚴重行為不檢、已破產或與整體債權人作出任何安排或妥協、或觸犯涉及其操守或誠信之刑事罪行或本公司或有關附屬公司有權按照普通法、任何適用法律或獲授人與本公司或有關附屬公司訂立之服務合約內之任何理由(由董事會釐定)而終止受聘任而不再成為參與者之日。

(vi) 獲授人(為非執行董事或獨立非執董事)由於已破產或與其債權人作出任何協議或和解、或觸犯涉及其操守或誠信之刑事罪行或本公司或有關附屬公司有權按照普通法、任何適用法律或獲授人與本公司或有關附屬公司訂立之服務合約內之任何理由(由董事會釐定)而不再適合出任為本公司董事之日。

(vii) 倘本公司及其股東或債權人根據公司法；就債務重組或與任何其他公司合併提呈妥協或債務安排生效，則為於建議召開會會議以批准妥協或債務安排之建議的前兩個營業日；

(viii) 本公司清盤開始之日期；

(ix) 獲授人違反下文第20段之日期；及

(x) 不論新計劃之任何條款，倘若參與者被本公司或任何附屬公司終止僱用之日，於購股權開始授出之日期後十二個月限期內。

16. 倘於任何授出購股權仍可行使期間，本公司進行任何資本性發行、供股、分拆或合併股份或削減本公司之股本，則可對(a)根據新計劃尚未行使購股權所涉及之股份數目及／或(b)認購價作出相應調整(如有)，惟於作出任何調整後，獲授人可持有本公司股本之比例須盡量與進行該項調整前相同，而獲授人於全面行使任何購股權時應付之價格應盡量與該項股本架構變動前相同(惟不能大於該價格)。

本公司當時之核數師須書面證明彼等認為任何作出之調整屬公平合理。

倘若調整將導致股份以低於其面值發行，則不得進行調整。股份數目及認購價應分別調整至股份及仙之整數。

17. 倘獲授人同意，任何已授出但未獲行使之購股權可予以註銷，而獲授人可獲授根據購股權計劃中尚餘未發行購股權(不包括已註銷之購股權)之新購股權，惟該等新購股權須在第7段所述之指定限額內，並遵守現有計劃之條款。

18. 因行使購股權而發行之股份，在發行後將等同於當時現有已發行股份。

19. 本公司可由股東大會以通過普通決議案形式或董事會可隨時終止新計劃之運作，於該情況下將不得再提出購股權要約或授出購股權，惟新計劃之條文將仍在所有其他方面有效。所有於新計劃有效期間授出之購股權倘於終止新計劃運作前尚未失效，在符合上市規則第17章下，將可根據其發行條款於終止新計劃後繼續行使。

20. 購股權僅屬獲授人個人所有，不得轉讓。獲授人不得以任何方式向任何其他人士出售、轉讓、抵押、按揭任何購股權、為其附設任何產權負擔或設立任何第三者權益於其上。倘獲授人違反上述任何規定，本公司有權撤銷已向該名獲授人授出之任何尚未行使之購股權或其中部份，而本公司不須就此負上任何責任。

21. 董事會可以決議案形式修訂新計劃之任何一方面，惟對新計劃中有關上市規則第17.03條所載事項之特定條文(即「購股權期間」、「參與者」及「獲授人」之釋義以及新計劃規則之規定，載於本附錄的第1、3、7至20及此段)不得作出有利於參與者之更改。有關新計劃條款之任何更改不得改變董事或新計劃管理者之權力。新計劃的條款及條件如要作任何重大更改或授出購股權之條款有任何重大變動，則必須獲本公司股東於股東大會批准，惟根據新計劃之現有條款自動生效之修改除外。新計劃之任何更改須遵守上市規則第17章之有關規定。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零二年九月二十日星期五上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零二年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發有以股代息計劃之末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司當時之細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司(「聯交所」)證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股本面值之百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會上通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

八、「**動議**待(i)香港聯合交易所有限公司上市委員會批准新計劃(定義見下文)授出購股權獲行使而將予發行之股份上市及買賣，惟不得超過於採納新計劃當日本公司已發行股本的百分之十；及(ii)百慕達金融管理局同意有關授出購股權及就行使新計劃所授出之購股權而發行之股份，如需要。註有「A」字樣之計劃規則的副本已提呈大會，並由大會主席簡簽以資識別)，並授權本公司之董事以彼等之絕對酌情權授出購股權及因行使本決議案通過當日本公司已發行股本最多百分之十之任何購股權所付之認購權而配發及發行股份。」

九、「**動議**待(i)其士科技控股有限公司(「其士科技」)之股東批準採納其士科技計劃(定義見下文)；(ii)香港聯合交易所有限公司上市委員會批准就其士科技計劃授出之購股權獲行使而將予發行之股份上市及買賣，惟不得超過於採納其士科技計劃當日該公司已發行股本的百分之十；及(iii)百慕達金融管理局同意有關授出購股權及就行使其士科技計劃所授出之購股權及行使根據其士科技計劃而授出之計購股權所發行之股份(如需要)，及根據授出之購股權獲行使而將予發行之股份上市及買賣，批準其士科技購股權計劃(「其士科技計劃」，註有「B」字樣之此計劃規則的副本已提呈大會，並由大會主席簡簽以資識別)，並授權本公司之董事簽訂該等文件及作出就達致上述目的而被為合適之行動。」

承董事會命
公司秘書
簡嘉翰

香港，二零零二年七月三十日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3) 本公司將於二零零二年九月十六日星期一至二零零二年九月二十日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。為符合領取建議派發末期股息的資格，將填妥之過戶紙連同有關股票須於二零零二年九月十三日星期五下午四時前送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

OFFER DOCUMENT DATED 25 MARCH 2002

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in doubt about this Offer, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately. The Development Bank of Singapore Ltd is acting for and on behalf of Success Vantage Limited (the "Offeror") and does not purport to advise the shareholders of Chevalier Singapore Holdings Limited ("CSHL").

The views of the directors of CSHL and the independent financial adviser of CSHL on the Offer will be made available to the shareholders of CSHL in due course. Shareholders may wish to consider their views before taking any decision on the Offer.

If you have sold or transferred all your ordinary shares of $0.20 each in the capital of CSHL held through The Central Depository (Pte) Limited ("CDP"), you need not forward this Offer Document and the accompanying Form of Acceptance and Authorisation ("FAA") to the purchaser or transferee as arrangements will be made by CDP for a separate Offer Document and FAA to be sent to the purchaser or transferee. If you have sold or transferred all your Shares which are not deposited with CDP, you should at once hand this Offer Document and the accompanying Form of Acceptance and Transfer to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale, for onward transmission to the purchaser or transferee.

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK
THE DEVELOPMENT BANK OF SINGAPORE LTD

03 MAY 19 AM 7:21

for and on behalf of

SUCCESS VANTAGE LIMITED
(Incorporated in the British Virgin Islands with limited liability)

a wholly-owned subsidiary of

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

to acquire all the issued ordinary shares of $0.20 each in the capital of

CHEVALIER SINGAPORE HOLDINGS LIMITED
(Incorporated in the Republic of Singapore with limited liability)

Acceptances should be received by 3.30 p.m. on 25 April 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

The procedures for acceptance are set out on pages 5 to 9 of this Offer Document.

CONTENTS

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Offer Document, the Form of Acceptance and Authorisation and the Form of Acceptance and Transfer:–

"Act"	:	The Companies Act, Chapter 50 of Singapore
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	**3.30 p.m. on 25 April 2002** or such later date(s) as may be announced from time to time by or on behalf of the Offeror, being the last day for the lodgement of acceptances of the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers (as revised with effect from 1 January 2002)
"CIHL"	:	Chevalier International Holdings Limited
"CIHL Group"	:	CIHL, its subsidiaries and associated companies
"CSHL" or the "Company"	:	Chevalier Singapore Holdings Limited
"CSHL Group" or the "Group"	:	CSHL and its subsidiaries
"DBS Bank"	:	The Development Bank of Singapore Ltd
"Directors"	:	Directors of the Offeror as at the Latest Practicable Date
"FAA"	:	Form of Acceptance and Authorisation
"FAT"	:	Form of Acceptance and Transfer
"FY"	:	Financial year ended or ending 31 March
"Latest Practicable Date"	:	22 March 2002, being the latest practicable date prior to the printing of this Offer Document
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"NTA"	:	Net tangible assets
"Offer"	:	The voluntary unconditional cash offer by DBS Bank for and on behalf of SVL to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT
"Offer Document"	:	This document dated 25 March 2002 issued by DBS Bank, for and on behalf of the Offeror, in respect of the Offer
"Offer Price"	:	**$0.45** in cash for each Offer Share
"Offer Shares"	:	All the Shares
"Offeror" or "SVL"	:	Success Vantage Limited
"Securities Account"	:	A securities account maintained by a Depositor with CDP

"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Holders of the Offer Shares, including persons whose Offer Shares are deposited with CDP or who have purchased Offer Shares on the SGX-ST
"Shares"	:	Ordinary shares of $0.20 each in the capital of CSHL
"SIC"	:	Securities Industry Council of Singapore
"$" and "cents"	:	Singapore dollars and cents, respectively
"HK$" and "HK cents"	:	Hong Kong dollars and cents, respectively
"US$"	:	United States of America dollars
"%" or "per cent."	:	Per centum or percentage

The term "Depositor" shall have the meaning ascribed to it in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include corporations.

Any reference in this Offer Document to any enactment is a reference to the enactment as for the time being amended or re-enacted. Any word defined in the Act or the Code or any modification thereof and used in this Offer Document shall have the meaning assigned to it under the Act or the Code or any modification thereof, as the case may be, unless the context otherwise requires.

Any reference to a time of day and date in this Offer Document shall be a reference to Singapore time and date respectively, unless otherwise stated.

THE DEVELOPMENT BANK OF SINGAPORE LTD

(Incorporated in the Republic of Singapore)

6 Shenton Way
DBS Building Tower One
Singapore 068809

25 March 2002

To: The Shareholders of
Chevalier Singapore Holdings Limited

Dear Sir/Madam

VOLUNTARY UNCONDITIONAL CASH OFFER BY DBS BANK FOR AND ON BEHALF OF SUCCESS VANTAGE LIMITED FOR THE OFFER SHARES

1. INTRODUCTION

On 6 March 2002, DBS Bank announced for and on behalf of the Offeror, that the Offeror, a wholly owned subsidiary of CIHL, proposed to make a voluntary unconditional cash offer for CSHL in accordance with the Code.

The Offeror has received irrevocable undertakings from CIHL and Dr Chow Yei Ching, the Managing Director and Chairman of CIHL and a Director and the Chairman of CSHL, to accept the Offer in respect of the entire of their respective shareholdings in CSHL as at the date of announcement, amounting to an aggregate of 84,375,000 Shares, which represents 75 per cent. of the existing issued share capital of CSHL.

Save as disclosed above and in paragraph 1 of Appendix III to this Offer Document, neither the Offeror nor any party acting in concert with it owns, controls or has agreed to acquire any Shares as at the Latest Practicable Date, or has dealt for value in any Shares during the period commencing six months prior to 6 March 2002 (being the date of the announcement of the Offer) and ending on the Latest Practicable Date.

This Offer Document contains the formal Offer by DBS Bank, for and on behalf of the Offeror, for the Offer Shares.

2. THE OFFER

For and on behalf of the Offeror, DBS Bank hereby offers to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT, and on the following basis:–

(a) Consideration

FOR EACH OFFER SHARE — $0.45 IN CASH

The Offer Shares will be acquired fully-paid and free from all charges, liens, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at 6 March 2002 (being the date of the announcement of the Offer) and thereafter attaching thereto, including the right to receive all dividends, rights and other distributions, if any, declared, paid or made thereon (including any final dividend which may be declared, paid or made by CSHL in respect of the financial year ending 31 March 2002).

The Offer Price has been arrived at after taking into account, *inter alia*, the liquidity and share price performance of CSHL, its net tangible assets and earnings performance, the cost and benefits of maintaining a listing for CSHL and the increased flexibility accorded to CIHL in deploying a privatised CSHL's resources within the CIHL Group.

(b) Unconditional Offer

THE OFFER IS UNCONDITIONAL IN ALL RESPECTS.

(c) Warranty

Acceptance of the Offer will be deemed to constitute an irrevocable warranty by the accepting Shareholder that each Offer Share in respect of which the Offer is accepted is sold by the accepting Shareholder, as or for and on behalf of the beneficial owner, free from all charges, liens, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at 6 March 2002 (being the date of the announcement of the Offer) and thereafter attaching thereto, including the right to receive all dividends, rights and other distributions, if any, declared, paid or made thereon (including any final dividend which may be declared, paid or made by CSHL in respect of the financial year ending 31 March 2002).

(d) Duration

(i) Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will be open for acceptance by Shareholders for a period of at least 28 days from the date of despatch of this Offer Document.

Accordingly, the Offer will close at 3.30 p.m. on 25 April 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

(ii) If the Offer is revised, it will remain open for acceptance for a period of at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case where the terms are revised, the benefit of the Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Offer.

(iii) If the Offer is extended, the next expiry date of the Offer will be stated in any announcement of an extension of the Offer.

(e) Procedures for Acceptance

(i) Procedure for acceptance by Depositors whose Securities Accounts are or will be credited with Offer Shares

<u>*Depositors whose Securities Accounts are credited with Offer Shares*</u>

If you have Offer Shares standing to the credit of your Securities Account, you are entitled to receive this Offer Document together with the FAA. If you wish to accept the Offer, you should complete and sign the FAA in accordance with the provisions and instructions in this Offer Document including the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward the completed FAA in the enclosed pre-addressed envelope **either by hand**, to:–

Success Vantage Limited
c/o The Central Depository (Pte) Limited
20 Cecil Street #07-02/05
Singapore Exchange
Singapore 049705

or by post, at your own risk, to:–

Success Vantage Limited
c/o The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as in either case to arrive not later than 3.30 p.m. on the Closing Date.

An acknowledgement of receipt of the FAA will be given by CDP if the FAA is submitted by hand at CDP's counter. No acknowledgement of receipt will be given for FAAs deposited into boxes located at CDP's premises.

If you have sold or transferred all your Offer Shares, you need not forward this Offer Document and the FAA to the purchaser or transferee (the "Purchaser") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the Purchaser. Purchasers should note that CDP will, on behalf of the Offeror, send a copy of this Offer Document and the FAA by ordinary post at the Purchasers' own risk to their respective addresses as they appear in the records of CDP.

CDP will, upon receipt on behalf of the Offeror of the FAA and all other relevant documents, transfer the Offer Shares in respect of which you have accepted the Offer from your Securities Account to a suspense account pending your receipt of the consideration for the Offer Shares.

You must insert in **Part A** of the FAA the number of Offer Shares in respect of acceptances for the Offer, which should not exceed the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the date of receipt by CDP, on behalf of the Offeror, of the FAA (the "Date of Receipt") in respect of which the Offer is accepted.

Except as expressly provided below, if the number of Offer Shares in respect of acceptances for the Offer, as inserted by you in **Part A** of the FAA, exceeds the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt (provided that the Date of Receipt is on or before the Closing Date), or if no such number of Offer Shares is inserted by you, then you shall be **deemed to have accepted the Offer in respect of all Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt.**

Depositors whose Securities Accounts will be credited with Offer Shares

If you purchase Offer Shares on the SGX-ST and such Offer Shares are in the process of being credited to the "Free Balance" of your Securities Account, you must, if you wish to accept the Offer, submit the relevant stamped original contract statement(s), validly issued by a member company of the SGX-ST in your name in respect of your purchase of such Offer Shares, accompanied by the FAA, duly completed and signed.

You must insert in **Part B** of the FAA the number of Offer Shares in respect of acceptances for the Offer, which should not exceed the number of Offer Shares represented by the relevant original contract statement(s) in respect of which the Offer is accepted. If no such contract statement(s) are received by CDP, then you will be deemed to have accepted the Offer in respect of all Offer Shares standing to the credit of "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt.

If the number of Offer Shares in respect of acceptances for the Offer as inserted by you in **Part B** of the FAA exceeds the number of the Offer Shares represented by the relevant original contract statement(s), or if no such number of Offer Shares is inserted by you, then you shall be **deemed to have accepted the Offer in respect of all the Offer Shares as represented by the relevant original contract statement(s).**

Your acceptance of the Offer as aforesaid will constitute an unconditional irrevocable undertaking and agreement by you to procure that the "Free Balance" of your Securities Account will be credited with the relevant number of such Offer Shares within 5 Market Days of the date of the relevant original contract statement(s). If by 5.00 p.m. on the fifth Market Day following the date of the relevant original contract statement(s), the "Free Balance" of your Securities Account is not credited with, or is credited with fewer than, the relevant number of Offer Shares as aforesaid, then your acceptance of the Offer shall be **deemed to be only in respect of such number of Offer Shares as may be standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the fifth Market Day following the date of the relevant original contract statement(s)**, provided that your acceptance of the Offer shall not in any event be deemed to exceed the number of Offer Shares inserted in **Part B** of the FAA or, if no such number is inserted, the number of Offer Shares represented by the relevant original contract statement(s).

If, upon receipt by CDP, on behalf of the Offeror, of the FAA and the relevant original contract statement(s) and other relevant documents, it is established that the Offer Shares represented by the relevant original contract statement(s) will not be credited or are not in the process of being credited to the "Free Balance" of your Securities Account (as, for example, where you have sold such Offer Shares), then your acceptance is liable to be rejected and neither CDP, DBS Bank nor the Offeror accepts any responsibility or liability for the consequence of such a rejection.

Depositors whose Securities Accounts are and will be credited with Offer Shares

If you already have Offer Shares credited to your Securities Account, and if you have also purchased additional Offer Shares on the SGX-ST that are in the process of being credited to your Securities Account, you may accept the Offer in respect of both the Offer Shares standing to the credit of your Securities Account as well as the additional Offer Shares purchased which are in the process of being credited to your Securities Account. The provisions set out above shall apply *mutatis mutandis* to your acceptance(s).

General

For the purpose of the acceptances referred to above, please note that you may send in the original contract statement(s) in respect of the Offer Shares purchased on the SGX-ST, provided that the "Free Balance" of your Securities Account is credited with the relevant number of Offer Shares within 5 Market Days of the date of the relevant original contract statement(s).

For reasons of confidentiality, CDP will not entertain telephone enquiries relating to the number of Offer Shares credited to your Securities Account. You can verify the number of Offer Shares credited to your Securities Account by e-mail if you have registered for the CDP e-mail service. Alternatively, you may call personally at CDP with your identity card or passport to verify the number of Offer Shares credited to your Securities Account.

It is your responsibility to ensure that the FAA is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAA, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAA on the grounds that it has been incorrectly or incompletely signed, completed or submitted will be final and binding, and neither CDP, DBS Bank nor the Offeror accepts any responsibility or liability for the consequences of such a decision.

Except as specifically provided for in paragraphs 2(d), 2(e) and 2(h) of this Offer Document, acceptance of the Offer is irrevocable.

All communications, notices, documents and remittances to be delivered or sent to you will be sent by ordinary post to your address as it appears in the records of CDP, at your own risk.

(ii) Procedure for acceptance by Shareholders who hold Offer Shares which are not deposited with CDP

If you hold Offer Shares which are not deposited with CDP, you are entitled to receive this Offer Document together with the FAT. If you wish to accept the Offer, you should complete and sign the accompanying FAT in accordance with the provisions and instructions in this Offer Document including the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward, at your own risk, the duly completed and signed FAT, together with the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Offeror, in the enclosed pre-addressed envelope to:–

Success Vantage Limited
c/o Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

so as to arrive not later than 3.30 p.m. on the Closing Date.

It is your responsibility to ensure that the FAT is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAT, or which is not accompanied by the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Offeror, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAT on the grounds that it has been incorrectly or incompletely signed, completed or submitted will be final and binding, and neither the Offeror nor DBS Bank accepts any responsibility or liability for the consequences of such a decision.

If your Offer Shares are not registered with the Company in your own name, you must send in the relevant share certificate(s), other document(s) of title and/or other relevant documents required by the Offeror together with a duly completed and signed FAT accompanied by transfer form(s), duly executed by the person registered with the Company as the holder of the Offer Shares and stamped, with the particulars of the transferee left blank (to be completed by the Offeror or a person authorised by it).

Except as specifically provided for in paragraphs 2(d), 2(e) and 2(h) of this Offer Document, acceptance of the Offer is irrevocable.

No acknowledgement of receipt of any FAT, share certificate(s), other document(s) of title, transfer form(s) and/or any other relevant document(s) required by the Offeror will be given.

All communications, notices, certificates, documents and remittances to be delivered or sent to you will be sent to you (or your designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of the Company) by ordinary post to your address as it appears in the Register of Members of the Company at your own risk (or, for the purpose of remittances only, to such different name and address as may appear in the FAT and at your own risk).

(iii) Other relevant information relating to procedures for acceptance

If you hold the share certificate(s) of some of the Offer Shares beneficially owned by you and if you have deposited the rest of the Offer Shares beneficially owned by you with CDP, you are required to complete the FAT in respect of the Offer Shares represented by share certificate(s) and the FAA in respect of the Offer Shares which are deposited with CDP, if you wish to accept the Offer in respect of all such Offer Shares. Both the FAT and the FAA must be completed and accompanied by the relevant documents and sent to the Offeror in accordance with the respective procedures for acceptance set out in sub-paragraphs 2(e)(i) and (e)(ii) above.

If you hold the share certificate(s) of the Offer Shares beneficially owned by you and you wish to accept the Offer in respect of such Offer Shares, you **should not** deposit the share certificate(s) with CDP during the period commencing on the date of this Offer Document and ending on the Closing Date (both dates inclusive) as your Securities Account may not be credited with the relevant number of Offer Shares in time for you to accept the Offer.

(f) Settlement

Subject to:–

(i) the receipt by the Offeror of valid acceptances, complete in all respects and in accordance with the instructions given in the Offer Document and the relevant FAA and FAT (as the case may be); and

(ii) in the case of a Depositor, the receipt by the Offeror of confirmation satisfactory to it that the relevant number of Offer Shares are standing to the credit of the "Free Balance" of the Depositor's Securities Account at the relevant time,

remittances in the form of cheques for the appropriate amounts will be despatched, pursuant to Rule 30 of the Code, to the accepting Shareholder (or, in the case of a Shareholder holding share certificate(s) which are not deposited with CDP, his designated agent (if any)) by ordinary post and at the risk of the accepting Shareholder within 21 days of such receipt.

(g) Announcements

(i) By 8.00 a.m. on the dealing day (the "Relevant Day") immediately after the day on which the Offer is due to expire or is revised or extended (if applicable), the Offeror will announce and simultaneously inform the SGX-ST of the total number of Shares (as nearly as practicable):–

(1) for which valid acceptances of the Offer have been received;

(2) held by the Offeror and any party deemed to be acting in concert with it before the Offer period (as defined in the Code); and

(3) acquired or agreed to be acquired by the Offeror and any party deemed to be acting in concert with it during the Offer period (as so defined),

and will specify the percentages of the issued share capital of the Company represented by such numbers.

(ii) Under Rule 28.2 of the Code, if the Offeror is unable, within the time limit, to comply with paragraph 2(g)(i) above, the SIC will consider requesting the SGX-ST to suspend dealings in the Shares until the relevant information is given.

(iii) In this Offer Document, references to the making of any announcement or the giving of notice by the Offeror include the release of an announcement by DBS Bank or advertising agents for and on behalf of the Offeror to the press or the delivery of or transmission by telephone or facsimile or through MASNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST.

(iv) In computing the number of Offer Shares represented by acceptances, the Offeror will at the time of making an announcement take into account (1) acceptances which are valid in all respects and (2) acceptances which are duly completed and accompanied by stamped original bought contract statements, validly issued by a member company of the SGX-ST in the name of the accepting Shareholder in respect of the purchase by the accepting Shareholder of the Offer Shares which are deposited with CDP (subject to the credit of the "Free Balance" of the Securities Account with CDP of the accepting Shareholder with the relevant number of such Offer Shares within five Market Days of the date of the relevant contract statement(s)).

(h) Right of Withdrawal

Subject to paragraphs 2(d), 2(e) and 2(h) of this Offer Document and Rule 29 of the Code, acceptances of the Offer shall be irrevocable.

If the Offeror fails to comply with any of the requirements set out in paragraph 2(g) above by 3.30 p.m. on the Relevant Day, then immediately thereafter, any Shareholder accepting the Offer will be entitled to withdraw his acceptance by written notice to Success Vantage Limited, c/o The Central Depository (Pte) Limited, 20 Cecil Street #07-02/05, Singapore Exchange, Singapore 049705. This right of withdrawal may be terminated not less than eight days after the Relevant Day by the Offeror complying with paragraph 2(g) above.

3. INFORMATION ON THE OFFEROR AND CIHL

(a) The Offeror

The Offeror was incorporated in the British Virgin Islands on 31 January 2002. It has an authorised share capital of US$50,000 comprising 50,000 shares of US$1.00 each, and an issued and paid-up share capital comprising one share of US$1.00.

The Offeror is a wholly-owned subsidiary of CIHL. It is principally an investment holding company and has not carried on any business since its incorporation. The directors of the Offeror are Dr Chow Yei Ching and Messrs Kuok Hoi Sang, Fung Pak Kwan and Kan Ka Hon.

Additional information on the Offeror, including details of its Directors, is set out in Appendix I to this Offer Document.

(b) CIHL

For the information of Shareholders, selected information on CIHL, the holding company of the Offeror, is furnished below.

CIHL was incorporated in Bermuda as an exempt company on 22 May 1989. It has an authorised share capital of HK$425,000,000 comprising 1,700,000,000 ordinary shares of HK$0.25 each, and an issued and paid-up share capital of HK$307,726,091.5 comprising 1,230,904,366 ordinary shares of HK$0.25 each as at 31 March 2001. It is listed on the Stock Exchange of Hong Kong ("HKSE") and has a market capitalisation of approximately HK$688 million as at the Latest Practicable Date. The principal activity of CIHL is that of an investment holding company while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental

engineering equipment; supply and installation of building materials and equipment; sale, servicing and leasing of motor vehicles; sale of computer and office equipment; trading of general merchandise; provision of telecommunication services, IT and network solutions, technical and maintenance services; insurance business, building management, hotel and travel agency services; property investment and trading and leasing of office equipment. The directors of CIHL are Dr Chow Yei Ching and Messrs Kuok Hoi Sang, Fung Pak Kwan, Fung Wo Shun, Kan Ka Hon, Tam Kwok Wing, Wong Kie Ngok, Alexander, Iain Leonard Dale, Cheng Ming Fun, Paul and Wong Wang Fat, Andrew.

Based on the audited financial statements for the financial year ended 31 March 2001, CIHL and its subsidiaries reported consolidated revenue of HK$3,774.7 million, consolidated profit before tax and minority interests of HK$233.7 million and consolidated profit after tax and attributable to shareholders of HK$171.8 million. As at 31 March 2001, CIHL had consolidated shareholders' funds amounting to HK$2,181.3 million*.

Additional information on CIHL, including details of its Directors, is set out in Appendix I to this Offer Document.

* *CIHL's consolidated shareholders' funds as at 31 March 2001 have been restated in CIHL's Interim Report for the 6 months ended 30 September 2001.*

4. INFORMATION ON CSHL

The following information was extracted from the SGX-ST website as at the Latest Practicable Date:–

"The Company was incorporated on 18 September 1972 as a private limited company under the name of Chevalier (S) Pte Ltd as a wholly-owned subsidiary of Hong Kong-listed Chevalier Intl Hldgs Ltd. On 10 October 1994, the Company was converted to a public limited company, at which time the name of the Company was changed to Chevalier Singapore Hldgs Ltd. The core business activities of the Group are the design, supply, delivery, installation, testing, commissioning, servicing and maintenance of lifts, escalators and other vertical transportation equipment such as travellators and dumbwaiters. It is the exclusive distributor of Toshiba lifts and escalators. The Group is also engaged in property investment and management and the supply and installation of building products."

Additional information on CSHL, including details of its Directors, is set out in Appendix II to this Offer Document.

5. REASONS FOR THE OFFER AND INTENTIONS RELATING TO CSHL

(a) Reasons for the Offer

The Offer is being made by the Offeror for the purpose of privatising CSHL.

The reasons for the privatisation are as follows:–

Market performance of the Shares

The trading liquidity of the Shares has been low, with average daily trading volume of approximately 8,800 Shares and 6,800 Shares over the last 12 months and 24 months prior to announcement of the Offer on 6 March 2002, respectively. In addition, in the 24 months prior to announcement of the Offer on 6 March 2002, the Share prices, which were in the range of $0.225 to $0.380, were trading at a significant discount to the reported NTA per Share as at the relevant dates. The reported NTA per Share was $0.551, $0.585, $0.598, $0.589 and $0.614 as at 30 September 1999, 31 March 2000, 30 September 2000, 31 March 2001 and 30 September 2001, respectively.

No need for access to capital markets

Since the listing of CSHL on the SGX-ST in November 1994, CSHL has not raised any funds from the capital markets. Given the non-capital intensive nature of CSHL's operations and the positive operating cashflows and zero gearing of CSHL, CIHL does not foresee a need for CSHL to access the equity capital markets in the foreseeable future.

Premium to market prices

The Offer Price of $0.45 for each Offer Share represents:–

(a) a premium of approximately 18.4 per cent. over the closing price of $0.38 per Share on the SGX-ST on 6 March 2002, being the last market trading day on the SGX-ST prior to the announcement of the Offer on 6 March 2002;

(b) a premium of approximately 31.1 per cent. over $0.3433, being the volume-weighted average of the transacted prices of the Shares for the three months prior to the announcement of the Offer on 6 March 2002; and

(c) a premium of approximately 53.9 per cent. over $0.2924, being the volume-weighted average of the transacted prices of the Shares for the 12 months prior to the announcement of the Offer on 6 March 2002.

CIHL believes that the Offer represents an opportunity for CSHL's shareholders to realise their entire investments in the Shares at a cash price which is higher than what they can obtain under market conditions prevailing before the announcement of the Offer.

Better flexibility in managing CSHL's resources

Taking CSHL private will also give CIHL more flexibility in managing and maximising the use of the resources of CSHL (as a wholly-owned subsidiary) within the CIHL Group.

In the context of the above, CIHL has decided to make the Offer through the Offeror with a view to making CSHL its wholly-owned subsidiary.

(b) Intentions relating to CSHL

It is the intention of the Offeror that after the Offer and in the near term, the CSHL Group will continue to operate as a separate entity. CIHL and the Offeror have no present intention of changing the existing businesses, re-deploying the fixed assets, or discontinuing the employment of the existing employees of the CSHL Group.

6. FINANCIAL ASPECTS OF THE OFFER

The information below relating to certain financial aspects of the Offer was obtained from publicly available sources.

(a) Market Quotations of the Shares on the SGX-ST

	Share Price	Offer Price	Premium of Offer Price to the Share Price	
Before the announcement of the Offer				
Closing price on 6 March 2002, being the Market Day immediately preceding the announcement of the Offer	$0.3800	$0.45	$0.0700	18.4%
Volume-weighted average transacted price for the five Market Days preceding the announcement of the Offer	$0.3626	$0.45	$0.0874	24.1%
Volume-weighted average transacted price for the three months preceding the announcement of the Offer	$0.3433	$0.45	$0.1067	31.1%
Volume-weighted average transacted price for the 12 months preceding the announcement of the Offer	$0.2924	$0.45	$0.1576	53.9%
Up to the Latest Practicable Date				
Volume-weighted average transacted price for the five Market Days preceding the Latest Practicable Date	$0.4450	$0.45	$0.0050	1.1%
Closing price on the Latest Practicable Date	$0.4450	$0.45	$0.0050	1.1%

Source: Bloomberg

The highest closing price of the Shares during the period commencing six months prior to 6 March 2002 (being the date of the announcement of the Offer) and ending on the Latest Practicable Date is $0.445, which price was transacted on 7 to 22 March 2002.

The lowest closing price of the Shares during the period commencing six months prior to 6 March 2002 (being the date of the announcement of the Offer) and ending on the Latest Practicable Date is $0.225, which price was transacted on 2 October 2001.

Absolute Share Price Performance during the three years preceding the Latest Practicable Date



Offer Price $0.45
0.80
0.70
0.60
0.50
0.40
0.30
0.20
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Mar Jun Aug Jul Jan Mar
1999
2000
2001
2002

Source: Bloomberg

Relative Share Price Performance to the Straits Times Index during the three years preceding the Latest Practicable Date *(Index normalised to 100 at the start of the period)*



STI
CSHL
250
200
150
100
2000
2001
2002

Source: Bloomberg

(b) Earnings

The Offer Price represents a historical price-earnings multiple of approximately 9.0 times based on CSHL's audited consolidated earnings per Share of approximately 5.0 cents for the financial year ended 31 March 2001 and the weighted average number of Shares outstanding during the financial year of 112,500,000.

(c) NTA

The Offer Price represents a discount of approximately 23.6 per cent. to CSHL's audited consolidated NTA per Share of approximately $0.589 as at 31 March 2001, and a discount of approximately 26.7 per cent. to CSHL's unaudited consolidated NTA per Share of approximately $0.614 as at 30 September 2001. The number of Shares outstanding as at 31 March 2001 and 30 September 2001 is 112,500,000.

7. SUSPENSION OF LISTING, COMPULSORY ACQUISITION AND DELISTING

Under the provisions of the SGX-ST Listing Manual, in the event that the Offeror and any party acting in concert with it should, as a result of the Offer or otherwise, own or control more than 90 per cent. of the issued share capital of CSHL, the Offeror will make an announcement of the same to the SGX-ST. Under the provisions of Clause 1101 of the SGX-ST Listing Manual, the SGX-ST will then suspend the listing of the Shares on the Main Board of the SGX-ST until such time when the SGX-ST is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public. The Offeror has no intention to undertake any placement of Shares in order for the listing suspension to be lifted.

Pursuant to Section 215(1) of the Act, in the event the Offeror receives acceptances of the Offer in respect of 90 per cent. or more of the Shares (other than those already held by the Offeror, its subsidiaries or nominees of it or its subsidiaries at the date of the Offer), the Offeror would be entitled to exercise the right to compulsorily acquire all the Shares of the dissenting Shareholders. In addition, dissenting Shareholders have the right under and subject to Section 215(3) of the Act to require the Offeror to acquire their Shares in the event that the Offeror, its subsidiaries or nominees of it or its subsidiaries acquire 90 per cent. or more of CSHL's issued and paid-up share capital. Dissenting Shareholders who wish to exercise such a right are advised to seek their own independent legal advice.

In view of the irrevocable undertakings from CIHL and Dr Chow Yei Ching to accept the Offer in respect of an aggregate of 84,375,000 Offer Shares held by them, the Offeror will receive acceptances representing 75 per cent. of the existing share capital of CSHL. Therefore, the Offeror will be entitled to, and it intends to, exercise its rights of compulsory acquisition in the event that it receives additional acceptances of the Offer representing 15 per cent. or more of the issued share capital of CSHL as at the date of the Offer.

As stated in Section 5 above, it is the intention of the Offeror to acquire the entire issued share capital of CSHL and delist CSHL from the Main Board of the SGX-ST. Thus, the Offeror will exercise its rights of compulsory acquisition pursuant to Section 215(1) of the Act in the event that it is entitled to do so. **Accordingly, the Offeror does not intend to preserve the listing status of CSHL.**

8. CONFIRMATION OF FINANCIAL RESOURCES

The total expenses to be incurred in relation to the Offer, other than the acquisition of the Shares already owned by CIHL, is estimated to amount to approximately $15 million and will be funded by bank borrowings.

DBS Bank, as financial adviser to the Offeror in connection with the Offer, confirms that the Offeror has sufficient financial resources available to it to satisfy in full, all acceptances by Shareholders (other than CIHL) of the Offer.

9. RESPONSIBILITY STATEMENT

The issue of this Offer Document has been approved by all the directors of the Offeror and CIHL (including those who may have delegated detailed supervision of this Offer Document) who have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Document are fair and accurate and that no material facts have been omitted in this Offer Document. Where information relating to CSHL has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the directors of the Offeror and CIHL has been to ensure that such information has been accurately and correctly extracted from these sources. The directors of the Offeror and CIHL (including those who may have delegated detailed supervision of this Offer Document) jointly and severally accept responsibility accordingly.

10. GENERAL

The views of the independent directors of the Company and the independent financial adviser of the Company on the Offer, will be made available to Shareholders in due course. Shareholders may wish to consider their advice before taking any action in relation to the Offer.

Accidental omission to despatch this Offer Document, the FAA and/or FAT, or any notice or announcement required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way.

The Offer, this Offer Document, the FAA and the FAT, all acceptances of the Offer, all contracts made pursuant thereto and all action taken or deemed to be taken in connection with any of the foregoing shall be governed by, and construed in accordance with, Singapore law and all accepting Shareholders agree by accepting the Offer to submit to the non-exclusive jurisdiction of the Singapore courts. A person who is not a party to any contracts made pursuant to the Offer, this Offer Document, the FAA and the FAT has no rights under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of such contracts.

The Offeror and DBS Bank reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein or in the FAA or the FAT, or if made otherwise than in accordance with the provisions herein and in the FAA and the FAT.

Additional general information is provided in Appendix III to this Offer Document. Your attention is also drawn to Appendices I, II and III which form part of this Offer Document.

Yours faithfully
for and on behalf of
THE DEVELOPMENT BANK OF SINGAPORE LTD

Mak Lye Mun
Head
Mergers & Acquisitions Advisory
Investment Banking Group

Chan Yow Phong
Vice President
Mergers & Aquisitions Advisory
Investment Banking Group

ADDITIONAL INFORMATION ON THE OFFEROR AND CIHL

1. DIRECTORS

The names, addresses and descriptions of the Directors of the Offeror as at the Latest Practicable Date are set out below:–

Name	Address	Description
Dr Chow Yei Ching	9 Henderson Road, Jardine's Lookout, Hong Kong	Chairman and Director
Kuok Hoi Sang	Flat A, 27/F Carnation Court, 43 Tai Hang Road, Hong Kong	Director
Fung Pak Kwan	Flat H, 36th Floor, Scholastic Garden, 48 Lyttelton Road, Hong Kong	Director
Kan Ka Hon	Unit GB, No. 11, La Serene, Discovery Bay, New Territories, Hong Kong	Director

The names, addresses and descriptions of the Directors of CIHL as at the Latest Practicable Date are set out below:–

Name	Address	Description
Dr Chow Yei Ching	9 Henderson Road, Jardine's Lookout, Hong Kong	Chairman and Managing Director
Kuok Hoi Sang	Flat A, 27/F Carnation Court, 43 Tai Hang Road, Hong Kong	Director
Fung Pak Kwan	Flat H, 36th Floor, Scholastic Garden, 48 Lyttelton Road, Hong Kong	Director
Kan Ka Hon	Unit GB, No. 11, La Serene, Discovery Bay, New Territories, Hong Kong	Director
Fung Wo Shun	3 Cherry Path, Palm Springs, Yuen Long, New Territories, Hong Kong	Director
Wong Kie Ngok, Alexander	B-2, 21/F, Kingsfield Tower, 64–68 Pokfulam Road, Hong Kong	Director

Name	Address	Description
Tam Kwok Wing	Flat 01, 12/F, Block A, Peninsula Heights, 63 Broadcast Drive, Kowloon Tong, Kowloon, Hong Kong	Director
Iain Leonard Dale	Grove House, Low Marishes, Malton, North Yorkshire, YO17 6RQ, United Kingdom	Independent Director
Cheng Ming Fun, Paul	30B Century Tower I, 1 Tregunter Path, Hong Kong	Independent Director
Wong Wang Fat, Andrew	House No.2, Bernard Gardens, 11 Hing Keng Shek, Sai Kung, New Territories, Hong Kong	Independent Director

2. SUMMARY OF FINANCIAL PERFORMANCE AND POSITION

As the Offeror was incorporated on 31 January 2002, no audited financial statements of the Offeror have been prepared as of the Latest Practicable Date.

For the information of Shareholders, the Offeror furnishes below selected summary information on the consolidated financial performance and position of CIHL Group:–

Consolidated Profit and Loss Account	**Audited**			**Unaudited 6 months ended 30 September**
	FY1999 (HK$'mil)	**FY2000 (HK$'mil)**	**FY2001 (HK$'mil)**	**2001 (HK$'mil)**
Turnover	11,648.4	4,289.5	3,774.7	1,640.8
Operating profit (after finance costs)	186.2	377.7	237.5	95.8
Profit before tax	224.2	378.7	233.7	99.2
Profit after tax and minority interests	152.6	274.7	171.8	75.0
Net earnings per share (HK$)	0.15	0.24	0.15	0.06
Net dividends per share (HK$)	0.05	0.08	0.06	0.02

Source: CIHL's published Annual Reports for FY2000 and FY2001 and Interim Report for the 6 months ended 30 September 2001.

Note: There were no exceptional items reported in the financial periods tabulated above.

Consolidated Balance Sheet	Audited as at 31 March 2001[1] (HK$'mil)	Unaudited as at 30 September 2001 (HK$'mil)
Investment properties	377.9	384.3
Property, plant and equipment	953.0	1,001.2
Investment in associated companies and jointly controlled entities	88.8	136.1
Other financial assets	68.8	90.7
Goodwill	—	7.5
Other non-current assets	37.4	7.7
	1,525.9	1,627.5
Current assets	3,321.7	3,319.5
Current liabilities	(1,716.1)	(1,888.5)
Net current assets/(liabilities)	1,605.6	1,431.0
Long term liabilities	(624.8)	(464.2)
Minority interests	(325.4)	(326.9)
Net assets	**2,181.3**	**2,267.4**
Share capital	307.7	307.7
Reserves	1,873.6	1,959.7
Shareholders' funds	**2,181.3**	**2,267.4**
NTA per share (HK$)	1.77	1.84

Source: CIHL's published Annual Report for FY2001 and Interim Report for the 6 months ended 30 September 2001.

Note:–

1 *Balance sheet numbers as at 31 March 2001 have been restated in the Interim Report for the 6 months ended 30 September 2001 to comply with Hong Kong's Statements of Standard Accounting Practice 9 (Revised) "Events after the balance sheet date" ("Revised SSAP9"). Under the Revised SSAP9, dividends proposed or declared after the balance sheet date are not recognised as a liability as at the balance sheet date, but are disclosed as a separate component of shareholders' funds on the face of the balance sheet.*

3. MATERIAL CHANGES IN FINANCIAL POSITION

As at the Latest Practicable Date, there has been no publicly known material change in the financial position of the Offeror since 31 January 2002, being the date of its incorporation.

As at the Latest Practicable Date, there has been no publicly known material change in the financial position of CIHL since 31 March 2001, being the last published audited accounts of CIHL.

4. REGISTERED OFFICE

The registered office of the Offeror is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The registered office of CIHL is at Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda.

ADDITIONAL INFORMATION ON CSHL

1. DIRECTORS

The names, addresses and descriptions of the Directors of CSHL as at the Latest Practicable Date are set out below:–

Name	Address	Description
Dr Chow Yei Ching	9 Henderson Road, Jardine's Lookout, Hong Kong	Chairman
Kuok Hoi Sang	Flat A, 27/F Carnation Court, 43 Tai Hang Road, Hong Kong	Director
Fung Pak Kwan	Flat H, 36th Floor, Scholastic Garden, 48 Lyttelton Road, Hong Kong	Director
Ho Chung Leung	Flat B 41/F Block 8 Royal Ascot 1 Tsun King Road Shatin N.T. Hongkong	Director
Quah Eng Hing	5 West Coast Walk #14-03 Singapore 127146	Director
Lim Yen Koon	Blk 693 Jurong West Central 1 #12-107 Singapore 640693	Director
Quek Shi Kui	12 Saraca Road, Singapore 807359	Independent Director
Chao Tse Ann	25 Jalan Layang Layang, Singapore 598491	Independent Director

2. SUMMARY OF FINANCIAL PERFORMANCE AND POSITION

Selected summary information on the consolidated financial performance and position of the CSHL Group are presented as follows. The following summary financial information should be read together with the audited financial statements and announced interim results for the relevant financial periods and related notes thereto:–

Consolidated Profit and Loss Account		***Audited[1]***		**Unaudited 6 months ended *30 September* 2001**
	FY1999	**FY2000**	**FY2001**	
	($'000)	**($'000)**	**($'000)**	**($'000)**
Turnover	58,597	54,564	35,986	15,321
Profit before tax	5,538	6,621	7,782	3,760
Profit attributable to shareholders	3,811	4,770	5,619	3,053
Net earnings per share (cents)	3.4	4.2	5.0	2.7
Net dividends per share (cents)	1.11	1.33	1.49	0.98

Consolidated Balance Sheet	**Audited[1] as at 31 March 2001**	**Unaudited as at 30 September 2001**
	($'000)	**($'000)**
Investment properties/other long term assets	40,300	41,117
Fixed assets	4,626	4,483
	44,926	45,600
Current assets	29,470	31,997
Current liabilities	(8,119)	(8,554)
Net current assets	21,351	23,443
Net assets	**66,277**	**69,043**
Share capital	22,500	22,500
Capital reserves	13,956	13,956
Revenue reserves	29,821	32,587
Shareholders' funds	**66,277**	**69,043**
NTA per share (cents)	58.9	61.4

Source: CSHL's published Annual Reports for FY2000 and FY2001 and unaudited half year financial statements for the 6 months ended 30 September 2001 (as announced through the MASNET).

Note:–

1 *The CSHL Group has changed its accounting policy for income tax expense as a result of the application of the revised Singapore Statement of Accounting Standard 12 (2001) "Income Taxes" which is effective for the CSHL Group's financial statements commencing 1 April 2001. Figures for FY1999 to FY2001, which were extracted from the published annual reports for FY2000 and FY2001, do not reflect such change in accounting policy.*

3. MATERIAL CHANGES IN FINANCIAL POSITION

Save for information on CSHL which is publicly available (including the annual report of CSHL for FY2001 and the unaudited half year financial statements of CSHL and the CSHL Group for the six months ended 30 September 2001 previously announced by CSHL), there has not been, within the knowledge of the Offeror or CIHL, any material change in the financial position or prospects of CSHL since 31 March 2001, being the date of the last balance sheet of CSHL laid before the shareholders of CSHL in general meeting.

4. REGISTERED OFFICE

The registered office of CSHL is 23 Genting Road, #07-01/02 Chevalier House, Singapore 349481.

ADDITIONAL GENERAL INFORMATION

1. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, CIHL owns 80,000,000 Shares and Dr Chow Yei Ching owns 4,375,000 Shares, which in aggregate represents 75 per cent. of the issued and paid-up share capital of the Company. The Offeror does not own any Shares. CIHL and Dr Chow Yei Ching are parties acting in concert with the Offeror.

(b) As at the Latest Practicable Date, the Offeror has received irrevocable undertakings from each of CIHL and Dr Chow Yei Ching to accept the Offer in respect of all the Shares held by them, being an aggregate of 84,375,000 Shares.

(c) Save as disclosed in paragraph 1(a) and 1(b) above, neither the Offeror nor any party acting in concert with it owns, controls or has agreed to acquire any other Shares as at the Latest Practicable Date.

(d) As at the Latest Practicable Date, save for Dr Chow Yei Ching, none of the Directors of the Offeror had any interest, direct or indirect, in any Shares.

(e) As at the Latest Practicable Date, neither the Offeror nor any party acting in concert with it has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, nor any agreement or understanding, formal or informal, of whatever nature, relating to the Shares which may be an inducement to deal or refrain from dealing in the Shares.

(f) None of the Offeror, its Directors, or any party acting in concert with the Offeror has dealt for value in the Shares during the period commencing six months prior to 6 March 2002 (being the date of the announcement of the Offer) and ending on the Latest Practicable Date.

2. GENERAL

(a) Save as disclosed in paragraph 1(b) above, as at the Latest Practicable Date, there is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any of the directors or recent directors or shareholders or recent shareholders of CSHL having any connection with or dependence upon the Offer.

(b) The Offer Shares may be held by a nominee company on behalf of the Offeror. The Offeror reserves the right to transfer any of the Offer Shares to any of its related corporations (within the meaning of Section 6 of the Act). As at the Latest Practicable Date, there is no agreement, arrangement or understanding whereby any Offer Shares will or may be transferred to any other person.

(c) There is no restriction in the Memorandum or Articles of Association of the Company on the right to transfer any Offer Shares, which has the effect of requiring the holders of such Offer Shares, before transferring them, to offer them for purchase to shareholders of the Company or to any person.

(d) There is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any Directors, whereby the total emoluments received by the Directors will be varied as a consequence of the Offer.

(e) All costs and expenses incidental to the Offer including the preparation and circulation of this Offer Document (other than professional fees and other costs relating to the Offer or any revision thereof incurred or to be incurred by CSHL) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror.

(f) DBS Bank has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its name and letter and all references thereto in the form and context in which they respectively appear.

3. MARKET QUOTATION

The following table sets out the highest, lowest and last transacted prices and trading volume of the Shares on the SGX-ST on a monthly basis from January 2001 to December 2001 as reported in Pulses, a monthly publication by the SGX-ST, and on a daily basis from 1 January 2002 to the Latest Practicable Date, as reported in Bloomberg:–

Date		Volume ('000 Shares)	Price per Share High ($)	Low ($)	Last Done ($)
2001					
January		4	0.300	0.250	0.300
February		19	0.300	0.290	0.290
March		99	0.300	0.235	0.250
April		171	0.255	0.230	0.240
May		131	0.330	0.250	0.295
June		137	0.320	0.290	0.300
July		179	0.305	0.300	0.300
August		338	0.310	0.300	0.300
September		144	0.285	0.230	0.245
October		180	0.265	0.225	0.250
November		260	0.310	0.255	0.310
December		152	0.330	0.290	0.310
2002					
January	01	Public Holiday			
	02	—	—	—	—
	03	37	0.340	0.320	0.320
	04	20	0.340	0.340	0.340
	05	Saturday			
	06	Sunday			
	07	12	0.340	0.340	0.340
	08	20	0.360	0.340	0.360
	09	22	0.355	0.355	0.355
	10	5	0.370	0.355	0.370
	11	8	0.355	0.355	0.355
	12	Saturday			
	13	Sunday			
	14	2	0.350	0.350	0.350
	15	16	0.345	0.345	0.345
	16	10	0.345	0.345	0.345
	17	—	—	—	—
	18	—	—	—	—
	19	Saturday			
	20	Sunday			
	21	—	—	—	—
	22	—	—	—	—
	23	—	—	—	—
	24	1	0.340	0.340	0.340
	25	11	0.340	0.340	0.340

Date		Volume ('000 Shares)	Price per Share High ($)	Low ($)	Last Done ($)
	26	Saturday			
	27	Sunday			
	28	14	0.350	0.340	0.345
	29	—	—	—	—
	30	5	0.360	0.360	0.360
	31	15	0.375	0.350	0.375
February	01	—	—	—	—
	02	Saturday			
	03	Sunday			
	04	5	0.350	0.350	0.350
	05	—	—	—	—
	06	3	0.340	0.340	0.340
	07	1	0.345	0.345	0.345
	08	—	—	—	—
	09	Saturday			
	10	Sunday			
	11	—	—	—	—
	12	Public Holiday			
	13	Public Holiday			
	14	—	—	—	—
	15	—	—	—	—
	16	Saturday			
	17	Sunday			
	18	22	0.350	0.340	0.340
	19	—	—	—	—
	20	—	—	—	—
	21	—	—	—	—
	22	22	0.345	0.340	0.345
	23	Saturday			
	24	Sunday			
	25	—	—	—	—
	26	20	0.340	0.340	0.340
	27	20	0.350	0.350	0.350
	28	10	0.350	0.350	0.350
March	01	—	—	—	—
	02	Saturday			
	03	Sunday			
	04	10	0.360	0.360	0.360
	05	37	0.360	0.350	0.360
	06	72	0.380	0.360	0.380
	07	1,149	0.450	0.445	0.445
	08	436	0.445	0.445	0.445
	09	Saturday			

Date	Volume ('000 Shares)	Price per Share High ($)	Low ($)	Last Done ($)
10	Sunday			
11	422	0.445	0.445	0.445
12	64	0.445	0.445	0.445
13	159	0.445	0.445	0.445
14	17	0.445	0.445	0.445
15	71	0.445	0.445	0.445
16	Saturday			
17	Sunday			
18	100	0.445	0.445	0.445
19	250	0.445	0.445	0.445
20	262	0.445	0.445	0.445
21	144	0.445	0.445	0.445
22	20	0.445	0.445	0.445

4. STATEMENT BY DBS BANK

DBS Bank acknowledges that to the best of its knowledge and belief, having made all reasonable enquiries and based on information made available to it, the facts stated and all opinions expressed in this Offer Document are fair and accurate and that no material facts have been omitted in this Offer Document. Where information relating to CSHL has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of DBS Bank has been to ensure that such information has been accurately and correctly extracted from these sources.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of the Offeror's solicitors, Rajah & Tann, 4 Battery Road, #26-01, Bank of China Building, Singapore 049908, during normal business hours, while the Offer remains open for acceptance:–

(a) the Memorandum and Articles of Association of the Offeror;

(b) the letter of undertaking dated 6 March 2002 by CIHL to accept the Offer;

(c) the letter of undertaking dated 6 March 2002 by Dr Chow Yei Ching to accept the Offer;

(d) the letter of consent from DBS Bank referred to in paragraph 2(f) above;

(e) the annual reports of CIHL for FY2000 and FY2001 and interim report for the six months ended 30 September 2001; and

(f) the annual reports of CSHL for FY2000 and FY2001 and unaudited half-year financial statements for the six months ended 30 September 2001.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
CHOW Yei Ching *(Chairman and Managing Director)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors:
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office:
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay.
Hong Kong

10th October, 2001

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2001

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

It was approved by shareholders at the Annual General Meeting of the Company held on Friday, 21st September, 2001 that a final dividend of HK$0.035 per ordinary share of the Company ("the Share") for the year ended 31st March, 2001 will be paid to shareholders whose names appear in the Register of Members of the Company on Friday, 21st September, 2001 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid in lieu of part of or the whole cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares has been effected.

Accordingly, shareholders have the following choices in respect of receiving the final dividend:

(a) a cash dividend of HK$0.035 per Share; or

(b) an allotment of New Shares having an aggregate market value (as defined below), save for the adjustment for fractions, equal to the amount of the final dividend which such shareholders would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average closing price of HK$0.528 per Share for the five consecutive trading days from Monday, 17th September, 2001 to Friday, 21st September, 2001 less a discount of 5% which was fixed at HK$0.5016 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings on Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of existing Shares held on Friday, 21st September, 2001 for which share election is made} \times \frac{\text{HK\$0.035}}{\text{HK\$0.5016}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 2001. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders an opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in lieu of part of or the whole cash dividend, such cash which would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed in this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive new shares of the Company in lieu of all future cash dividend.

Shareholders who wish to receive New Shares in lieu of final cash dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Friday, 26th October, 2001. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to receive the Form of Election in respect of all future cash dividend of the Company with an option to receive new shares, should complete the Notice on the reverse of the Form of Election and return it to the Branch Share Registrars of the Company in Hong Kong.

If shareholders do not specify the number of Shares in respect of which they elect to receive New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on Record Date, they will be deemed to have chosen to receive New Shares in respect of all Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future cash dividend with an option to receive new shares, wholly in the form of new shares of the Company by completing Box D on the Form of Election. Shareholders who have previously made a permanent election for new shares in respect of all future dividend of the Company need not return the Form of Election. The above election or Notice may be revoked at any time by giving seven-day notice in writing to the Branch Share Registrars of the Company in Hong Kong. The Form of Election will not be sent to shareholders who have made the above election or given the above Notice in future unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or Notice.

Shareholders should note that the allotment of New Shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who have notifiable interests (under the Ordinance, 10% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$43,081,652.81. The Company, being an exempted company incorporated in Bermuda, is designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to Shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses are outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for New Shares and/or the dividend cheques will be posted to respective shareholders at their own risk on or about Friday, 2nd November, 2001.

Dealings in New Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

RECOMMENDATION AND ADVICE

Whether or not it is your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the final dividend in scrip form or if consent from any government or others is required. Shareholders who are trustees are recommended to seek professional advice as to whether the choice of final dividend is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
By Order of the Board
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
CHOW Yei Ching
Chairman and Managing Director

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事：
周亦卿 *(主席兼董事總經理)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
郭海生 *(董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事：
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處：
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零一年三月三十一日止年度之 末期股息以股代息計劃

以股代息計劃之詳情

本公司股東於二零零一年九月二十一日星期五舉行之股東週年大會，通過派發截至二零零一年三月三十一日止年度之末期股息每股本公司普通股股份（「股份」）港幣0.035元予於二零零一年九月二十一日星期五（「記錄日期」）名列股東名冊上之股東。股東有權選擇收取配發每股面值港幣0.25元之已入賬繳足股款之新股份（「新股份」），以代替部份或全部現金股息（「以股代息計劃」）。本公司的股東名冊已於二零零一年九月十七日星期一至二零零一年九月二十一日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。

因此，各股東就末期股息可選擇下列方式收取：

(甲) 現金股息每股港幣0.035元；或

(乙) 獲配發新股份，其市值總額（定義見下文）（就零碎股份而作出之調整除外）相等於該股東原應以現金收取之末期股息總額；或

(丙) 部份現金及部份新股份。

為計算依據以股代息計劃將配發予股東之新股份數目，新股份之每股市值港幣0.5016元乃參照由二零零一年九月十七日星期一至二零零一年九月二十一日星期五止五個連續交易日之每股股份平均收市價港幣0.528元，經百分之五折讓後計算出來。因此，股東按以股代息計劃而就其於記錄日期之登記持股量可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份之股份數目} = \text{於二零零一年九月二十一日星期五持有可選擇收取股份之現有股份數目} \times \frac{\text{港幣0.035元}}{\text{港幣0.5016元}}$$

即將發行之新股份在各方面將與現已發行股份享有同等權益，惟不得享有截至二零零一年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發行予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可以低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，因倘股東選擇收取新股份以代替全部或部份現金股息，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本通函附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或長期性選擇收取本公司新股份代替所有將來現金股息。

有意收取新股份替代全部或部份現金末期股息之股東，應依照選擇表格上印備之指示填寫及簽署，並於二零零一年十月二十六日星期五下午四時前將填妥之選擇表格送抵本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。本公司將不會就收到之選擇表格發出收據。

欲全部以現金收取末期股息之股東則毋須填寫選擇表格。

有意通知本公司今後不欲收取就將來所有現金股息可選擇收取新股之選擇表格之股東，則應填妥選擇表格背面之通告，並交回本公司之香港股份過戶登記分處。

選擇以新股份代息之股東，若無指明選擇以新股份代息之股份數目，又或選擇之股份數目較於記錄日期之登記持股量為多，則將視作彼等已就當日所持之所有股份選擇以新股份代息。

選擇收取新股份代替全部末期股息之股東亦可選擇就所有將來可選擇新股份的現金股息收取本公司全部之新股，請填寫選擇表格內之丁欄。若股東在先前經已選擇長期性收取新股份以代替本公司將來全部現金股息，則毋須交回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將上述選擇或通告撤銷。凡已作出上述選擇或已發出上述通告之股東，本公司今後將不再向該等股東寄發選擇表格，除非該等股東知會本公司之香港股份過戶登記分處將上述選擇或通告撤銷。

股東務請留意，於以股代息計劃配發之新股份可能引致有關股東須根據證券(公開權益)條例(指根據該條例擁有本公司股本中百分之十或以上權益者)之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣43,081,652.81元。作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得稅，亦不會按照其溢利或收入或任何資本資產、收益或增值計徵任何百慕達稅項，而非百慕達居民所持有本公司之股份、債券或其他債務亦毋須計徵遺產稅或繼承稅項性質之百慕達稅項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全部以現金收取本年度之末期股息，故選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，亦無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票大概將於二零零一年十一月二日星期五寄予有關股東，一切郵誤概由收件人承擔責任。

新股份之買賣可透過中央結算系統結算，　閣下應就結算安排之詳情及該等安排對　閣下權利及利益之影響諮詢　閣下之股票經紀或其他專業顧問之意見。

推薦及意見

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關末期股息之選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承董事會命
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零一年十月十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

03 MAY 19 AM 7:21

30th July, 2001

To the shareholders

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.25 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution"). The Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:40 a.m. ("the 2001 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution proposed.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2001 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2001, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 1,230,904,366 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2001 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 123,090,436 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 2001, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2001 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2001 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr CHOW Yei Ching beneficially held 615,445,993 Shares in aggregate representing approximately 50 per cent of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. To the best knowledge and belief of the Directors of the Company, Dr Chow is the only person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholding of Dr Chow in the Company would increase to approximately 55.55 per cent of the issued share capital of the Company. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
July 2000	0.73	0.65
August 2000	0.72	0.68
September 2000	0.70	0.55
October 2000	0.58	0.53
November 2000	0.59	0.54
December 2000	0.61	0.56
January 2001	0.59	0.55
February 2001	0.58	0.56
March 2001	0.60	0.51
April 2001	0.55	0.51
May 2001	0.63	0.53
June 2001	0.63	0.58

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 2001 ANNUAL GENERAL MEETING

The form of proxy for use at the 2001 Annual General Meeting is enclosed in the Annual Report 2000-2001 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2001 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Repurchase Proposal is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolution to be proposed at the 2001 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓J.P.
黃宏發O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

購回本公司股份
一般授權

緒言

董事會欲尋求股東批准授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.25元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百分之十(「普通決議案」)。有關一般授權之建議將於二零零一年九月二十一日星期五上午十時四十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零一年度股東週年大會」)上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零一年度股東週年大會上將予提呈之第六項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零一年七月二十三日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為1,230,904,366股。因此，在二零零一年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達123,090,436股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百分率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至二零零一年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於二零零一年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零一年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，周亦卿博士實益持有本公司股份615,445,993股，相等於本公司已發行股本約百分之五十，並控制超過三分之一本公司的投票權。本公司董事會就其所知並相信，周博士為唯一實益擁有本公司已發行股本百分之十或以上之股份人士。

如董事會行使該普通決議案授予之購回股份全部權力，(如現有持股情況保持不變下)周博士所持有本公司股權將增加至本公司已發行股本約百分之五十五點五五。本公司董事會認為此項股權增加將不會導致必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任何影響。

市價

股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
二零零零年七月	0.73	0.65
二零零零年八月	0.72	0.68
二零零零年九月	0.70	0.55
二零零零年十月	0.58	0.53
二零零零年十一月	0.59	0.54
二零零零年十二月	0.61	0.56
二零零一年一月	0.59	0.55
二零零一年二月	0.58	0.56
二零零一年三月	0.60	0.51
二零零一年四月	0.55	0.51
二零零一年五月	0.63	0.53
二零零一年六月	0.63	0.58

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

二零零一年度股東週年大會

本文件連同本公司二零零零至二零零一年年報寄予各股東，並隨附二零零一年度股東週年大會之代表委任表格。無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零一年度股東週年大會，並可於會上投票。

推薦意見

董事會認為購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零一年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier International Holdings Limited
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

二零零一年七月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

03 MAY 19 AM 7:21

7th February, 2001

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2000

PARTICULARS OF THE INTERIM DIVIDEND

It was announced on Monday, 18th December, 2000 that the Board of Directors of the Company resolved to pay an interim dividend of HK$0.025 per share for the six months ended 30th September, 2000 to shareholders whose names appear on the Register of Members on Friday, 19th January, 2001 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 15th January, 2001 to Friday, 19th January, 2001, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.025 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or

(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the interim dividend; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.566 per Share of the Company for the five consecutive trading days from Monday, 15th January, 2001 to Friday, 19th January, 2001 less a discount of five per cent and which was fixed at HK$0.5377 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholding on Friday, 19th January, 2001 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Friday, 19th January, 2001 for which share election is made} \times \frac{\text{HK\$0.025}}{\text{HK\$0.5377}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the interim dividend for the six months ended 30th September, 2000. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the interim dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the interim dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Wednesday, 28th February, 2001. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the interim dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Forms of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the interim dividend for the period in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Thursday, 8th March, 2001.

GENERAL

Whether or not it is to your advantage to elect to receive your interim dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the interim dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓J.P.
黃宏發O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零零年九月三十日止六個月之中期股息以股代息計劃

中期股息詳情

本公司董事會於二零零零年十二月十八日星期一宣佈派發截至二零零零年九月三十日止六個月之中期股息每股港幣0.025元，予在二零零一年一月十九日星期五(「記錄日期」)名列於股東名冊內之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股份(「新股份」)，以替代該現金股息(「以股代息計劃」)。本公司已於二零零一年一月十五日星期一至二零零一年一月十九日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之已發行股份(「股份」)收取現金股息每股港幣0.025元；或

(乙) 獲配發按面值繳足之新股份，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該中期股息；或

(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由二零零一年一月十五日星期一至二零零一年一月十九日星期五止五個連續交易日之每股平均收市價每股港幣0.566元計算，經百份之五折讓後，每股市值港幣0.5377元。因此，股東按以股代息計劃而就其於二零零一年一月十九日星期五持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零一年一月十九日星期五所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.025元}}{\text{港幣0.5377元}}$$

即將發行之新股份將在各方面均與現已發行股份享有同等權益，惟不得享有截至二零零零年九月三十日止六個月之中期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會配發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本通函附上一份選擇表格，以供股東就中期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替將來所得之現金股息。

有意收取新股份替代全部或部份現金中期股息之股東，應依照選擇表格上指示填寫及簽署，並於二零零一年二月二十八日星期三下午四時前將填妥之表格送抵香港中環干諾道中一一一號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部中期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時而毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，而無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部中期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股份，請填寫選擇表格內之丁欄。已選擇將來收取新股份替代全部股息並欲繼續以新股份收取全部股息之股東，則不會寄予選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取是期之中期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於二零零一年三月八日星期四寄予各應得之股東，如有郵誤，概由收件人承擔責任。

一般事項

就此項中期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為中期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
Chevalier International Holdings Limited
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

二零零一年二月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

03 MAY 19 AM 7:21

To the shareholders

4th October, 2000

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2000

PARTICULARS OF THE FINAL DIVIDEND

It was approved by the shareholders of the Company at the Annual General Meeting held on Friday, 22nd September, 2000 that a final dividend of HK$0.05 per share for the year ended 31st March, 2000 will be paid to shareholders whose names appear on the Register of Members of the Company on Wednesday, 20th September, 2000 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.05 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or
(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the final dividend; or
(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.6 per Share of the Company for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000 less a discount of five per cent and which was fixed at HK$0.57 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings held on Wednesday, 20th September, 2000 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Wednesday, 20th September, 2000 for which share election is made} \times \frac{\text{HK\$0.05}}{\text{HK\$0.57}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will *not rank for the final dividend for the year ended 31st March, 2000.* The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company

because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final *dividend, in whole or in part, should complete and sign the Form of Election in accordance with the* instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Tuesday, 24th October, 2000. No acknowledgement of receipt of the Form of Election will be issued.

***Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of* Election.**

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holder.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Form of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

Shareholders should note that an acquisition of shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") for shareholders who have notifiable interests (under the SDI Ordinance, 10% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$58,343,307.6. The Company, being an exempted company in Bermuda, is designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Thursday, 2nd November, 2000.

Dealings in Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your *stockbroker or other professional adviser for details of these settlement arrangements and how such* arrangements will affect your rights and interests.

GENERAL

Whether or not it is to your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the final dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本函件任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示不會就因本函件全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零零年三月三十一日止年度之末期股息以股代息計劃

末期股息詳情

本公司股東於二零零零年九月二十二日星期五之股東週年大會上，通過派發截至二零零零年三月三十一日止年度之末期股息每股港幣0.05元予於二零零零年九月二十日星期三(「記錄日期」)名列股東名冊上之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股份(「新股份」)，以代替該現金股息(「以股代息計劃」)。本公司已於二零零零年九月十四日星期四至二零零零年九月二十日星期三(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之股份(「股份」)收取現金股息每股港幣0.05元；或
(乙) 獲配發按面值繳足之新股份，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該末期股息；或
(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由二零零零年九月十四日星期四至二零零零年九月二十日星期三止五個連續交易日之每股平均收市價每股港幣0.6元計算，經百份之五折讓後，每股市值港幣0.57元。因此，股東按以股代息計劃而就其於二零零零年九月二十日星期三持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零零年九月二十日星期三所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.05元}}{\text{港幣0.57元}}$$

即將發行之新股份在各方面將與現已發行股份享有同等權益，惟不得享有截至二零零零年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公

司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本函件附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替一切現金股息。

有意收取新股份替代全部或部份現金末期股息之股東，應依照選擇表格上指示填寫及簽署，並於二零零零年十月二十四日星期二下午四時前將填妥之表格送抵香港中環干諾道中一一一號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部末期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時，毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，若無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部末期股息之股東亦可選擇全部收取新股份以替代將來全部以現金派發而股東可選擇收取新股份之股息，請填寫選擇表格內之丁欄。若股東已選擇收取新股份以代替將來全部股息及欲繼續收取新股份代替全部股息，則不需寄回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

股東務請留意，於以股代息計劃獲取股份可能根據證券(公開權益)條例(「公開權益條例」)使有關股東(指根據公開權益條例擁有本公司股本中10%或以上權益者)須遵照公開權益條例之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣58,343,307.6元。作為一間百慕達受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得稅，亦不會按照其溢利或收入或任何資本資產、收益或增值計徵任何百慕達稅項，而非百慕達居民所持有之本公司股份、債券或其他債務亦毋須計徵遺產稅或繼承稅項性質之百慕達稅項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取本年度之末期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於二零零零年十一月二日星期四或左右寄予各應得之股東，如有郵誤，概由收件人承擔責任。

股份之買賣可由中央結算系統結算， 閣下應就結算安排之詳情及該安排對 閣下權利及利益之影響而諮詢 閣下之股票經紀或其他專業顧問之意見。

一般事項

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎 閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東 台照

承
Chevalier International Holdings Limited
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

二零零零年十月四日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

03 MAY 19 AM 7:21

To the shareholders

28th August, 2000

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.25 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution"). The Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 11:00 a.m. ("the 2000 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution proposed.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) Dealing restrictions

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant share certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise including number of shares purchased, the purchase price per share or the highest and lowest prices paid for such purchase where relevant must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2000 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd August, 2000, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 1,166,254,152 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2000 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 116,625,415 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 2000, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2000 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2000 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr. CHOW Yei Ching beneficially held 571,711,235 Shares in aggregate representing approximately 49.02 per cent of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. To the best knowledge and belief of the Directors of the Company, Dr. Chow is the only person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholding of Dr. Chow in the Company would increase to approximately 54.47 per cent of the issued share capital of the Company. The Directors of the Company consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
August 1999	0.71	0.55
September 1999	0.68	0.56
October 1999	0.61	0.52
November 1999	0.57	0.52
December 1999	0.68	0.52
January 2000	0.90	0.58
February 2000	0.80	0.63
March 2000	0.68	0.61
April 2000	0.63	0.55
May 2000	0.59	0.52
June 2000	0.66	0.56
July 2000	0.73	0.65

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 2000 ANNUAL GENERAL MEETING

The form of proxy for use at the 2000 Annual General Meeting is enclosed in the Annual Report 1999/2000 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2000 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Repurchase Proposal is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolution to be proposed at the 2000 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件 請即處理

閣下如對本通函任可方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

購回本公司股份
一般授權

緒言

董事會欲尋求股東批准授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.25元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百份之十(「普通決議案」)。有關一般授權之建議將於二零零零年九月二十二日星期五上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零零年度股東週年大會」)上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則(「上市規則」)之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准(不論以一般授權或有關某項交易之特定批准之方式)。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意向關連人士購回其本身之股份，而關連人士(按上市規則之定義)亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，公司不得在聯交所購回其股份(除特別情況外)。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五(或少於聯交所規定之百份率)，則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份(不論是在聯交所或以其他方式進行)之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份(不論是在聯交所或以其他方式進行)後之三十日內不得進行或宣佈發行新股份(公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之股份則除外)。

(f) **呈報規定**

所有股份購回事宜(不論是在聯交所或以其他方式進行)包括購回股份數目，就該等購回所支付每股股份之收購價格或最高及最低價之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，說明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零零年度股東週年大會上將予提呈之第六項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百份之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零零年八月二十三日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為1,166,254,152股。因此，在二零零零年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達116,625,415股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至二零零零年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於二零零零年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零零年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，周亦卿博士實益持有本公司股份571,711,235股，相等於本公司已發行股本約百份之四十九點零二，並控制超過三份之一本公司的投票權。本公司董事會就其所知並相信，周博士為唯一實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通決議案授予之購回股份全部權力，(如現有持股情況保持不變下)周博士所持有本公司股權將增加至本公司已發行股本約百份之五十四點四七。本公司董事會認為此項股權增加將會導致必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任可影響。

市價

股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九九年八月	0.71	0.55
一九九九年九月	0.68	0.56
一九九九年十月	0.61	0.52
一九九九年十一月	0.57	0.52
一九九九年十二月	0.68	0.52
二零零零年一月	0.90	0.58
二零零零年二月	0.80	0.63
二零零零年三月	0.68	0.61
二零零零年四月	0.63	0.55
二零零零年五月	0.59	0.52
二零零零年六月	0.66	0.56
二零零零年七月	0.73	0.65

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

二零零零年度股東週年大會

本文件連同本公司一九九九／二零零零年度年報寄予各股東，並隨附二零零零年度股東週年大會之代表委任表格。無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零零年度股東週年大會，並於會上投票。

推薦意見

董事會認為購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零零年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

二零零零年八月二十八日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

20th January, 2000

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1999

PARTICULARS OF THE INTERIM DIVIDEND

It was announced on Friday, 17th December, 1999 that the Board of Directors of the Company resolved to pay an interim dividend of HK$0.03 per share for the six months ended 30th September, 1999 to shareholders whose names appear on the Register of Members on Friday, 14th January, 2000 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 10th January, 2000 to Friday, 14th January, 2000, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.03 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or

(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the interim dividend; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.61 per Share of the Company for the five consecutive trading days from Monday, 10th January, 2000 to Friday, 14th January, 2000 less a discount of five per cent and which was fixed at HK$0.5795 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholding on Friday, 14th January, 2000 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Friday, 14th January, 2000 for which share election is made} \times \frac{\text{HK\$0.03}}{\text{HK\$0.5795}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the interim dividend for the six months ended 30th September, 1999. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the interim dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the interim dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Friday, 11th February, 2000. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the interim dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Forms of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the interim dividend for the period in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Friday, 18th February, 2000.

GENERAL

Whether or not it is to your advantage to elect to receive your interim dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the interim dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示不會就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓J.P.
黃宏發O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至一九九九年九月三十日止六個月之中期股息以股代息計劃

中期股息詳情

本公司董事會於一九九九年十二月十七日星期五宣佈派發截至一九九九年九月三十日止六個月之中期股息每股港幣0.03元，予在二〇〇〇年一月十四日星期五（「記錄日期」）名列於股東名冊內之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股份（「新股份」）以替代該現金股息（「以股代息計劃」）。本公司已於二〇〇〇年一月十日星期一至二〇〇〇年一月十四日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之已發行股份（「股份」）收取現金股息每股港幣0.03元；或

(乙) 獲配發按面值繳足之新股份，其市值總額（定義見下文）除就零碎股份而作出調整外，相等於該中期股息；或

(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由二〇〇〇年一月十日星期一至二〇〇〇年一月十四日星期五止五個連續交易日之每股平均收市價每股港幣0.61元計算，經百份之五折讓後，每股市值港幣0.5795元。因此，股東按以股代息計劃而就其於二〇〇〇年一月十四日星期五持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二〇〇〇年一月十四日星期五所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.03元}}{\text{港幣0.5795元}}$$

即將發行之新股份將在各方面均與現已發行股份享有同等權益，惟不得享有截至一九九九年九月三十日止六個月之中期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會配發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本通函附上一份選擇表格，以供股東就中期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替將來所得之現金股息。

有意收取新股份替代全部或部份現金中期股息之股東，應依照選擇表格上指示填寫及簽署，並於二〇〇〇年二月十一日星期五下午四時前將填妥之表格送抵香港中環干諾道中一一一號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部中期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時，毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，而無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部中期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股份，請填寫選擇表格內之丁欄。已選擇將來收取新股份替代全部股息並欲繼續以新股份收取全部股息之股東，則不會寄予選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取是期之中期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於二〇〇〇年二月十八日星期五寄予各應得之股東，如有郵誤，概由收件人承擔責任。

一般事項

就此項中期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為中期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

二〇〇〇年一月二十日

THIS DOCUMENT IS IMPORTANT AND RE... ION

If you are in doubt as to any aspect of ... oker or other registered dealer in securities, ...

If you have sold or transferred all you ... and this document and the accompanying fo ... other agent through whom the sale or transfer ...

03 MAY 19 AM 7:21

The Stock Exchange of Hong Kong Limited ... this document, makes no representation as to its accuracy or completeness and ex ... whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of t ... this document.

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED BY

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA (AS AMENDED) INVOLVING THE CANCELLATION OF ALL THE SCHEME SHARES (AS DEFINED HEREIN)

Financial adviser to Chevalier International Holdings Limited

BNP PRIME PEREGRINE

BNP Prime Peregrine Capital Limited

Independent financial adviser to the independent board committee of Chevalier Development International Limited

Somerley Limited

A letter from the Chairman of Chevalier Development International Limited is set out on pages 5 to 9 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 22 to 35 of this document. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) in relation to the Proposal is set out on page 10 of this document. A letter from Somerley Limited containing its advice to the Independent Board Committee in relation to the Proposal is set out on pages 11 to 21 of this document.

The action to be taken by the Independent Shareholders and the Scheme Shareholders is set out on page 34 of this document.

Notices convening the Court Meeting (as defined herein) and the Special General Meeting (as defined herein) to be held on Wednesday, 17th November, 1999 are set out on pages 112 to 115 of this document. **Whether or not you are able to attend the Court Meeting and the Special General Meeting or any of them, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the instructions printed thereon, and to lodge them with the branch share registrars of Chevalier Development International Limited in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, as soon as possible but in any event not later than the times and dates as stated under the paragraph headed "Action to be taken" on page 34 of this document.**

22nd October, 1999

CONTENTS

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Announcement"	announcement dated 18th September, 1999 issued jointly by the board of directors of CIHL and the Board containing, *inter alia*, details of the Proposal
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"BNP Prime Peregrine"	BNP Prime Peregrine Capital Limited, financial adviser to CIHL and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Board"	board of Directors
"CCHL"	Chevalier Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"CDIL"	Chevalier Development International Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and which was owned as to about 38.2% by CIHL as at the Latest Practicable Date
"CDIL Group"	CDIL and its subsidiaries
"CHKL"	Chevalier (HK) Limited, a wholly-owned subsidiary of CIHL
"CIHL"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"CIHL Group"	CIHL and its subsidiaries
"CITL"	Chevalier iTech Holdings Limited, formerly known as Chavalier (OA) International Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Court Meeting"	a meeting of the Scheme Shareholders convened by the direction of the Supreme Court at which the Scheme will be voted on, which will be held at 10:15 a.m. on Wednesday, 17th November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong
"CSHL"	Chevalier Singapore Holdings Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Mainboard of The Stock Exchange of Singapore Limited
"C.Y. Leung"	C.Y. Leung & Company Limited, an independent professional property valuer

"Director(s)"	director(s) of CDIL
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be between 2:00 p.m. and 5:00 p.m. on Friday, 10th December, 1999 (Bermuda time), equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 11th December, 1999 (Hong Kong time)
"Excluded Persons"	Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun (who are directors of CDIL and CIHL), TAM Kwok Wing (who is a director of CIHL), HO Chung Leung and LIU Sik Keung (who are the Directors) and the Chevalier Group Staff Provident Fund Scheme, being parties acting in concert with CIHL for the purposes of the Takeovers Code
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Explanatory Statement"	the explanatory statement as set out on pages 22 to 35 of this document in compliance with Section 100 of the Companies Act
"Grand Assets"	Grand Assets (China) Company Limited, a company wholly owned by Mr. LI Wo Hing, a Director
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of CDIL comprising Messrs. LU Tseng Yung and LEUNG Ding Bong, Ronald, the independent non-executive Directors, which has been established for the purpose of advising the Independent Shareholders in relation to the Proposal
"Independent Shareholders"	Shareholders other than CIHL and the Excluded Persons
"Knight Frank"	Knight Frank, an independent professional property valuer
"Latest Practicable Date"	19th October, 1999, being the latest practicable date prior to the issue of this document for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Price"	a price of HK$0.94 per Share payable to the Scheme Shareholders under the Scheme
"Proposal"	proposal for the privatisation of CDIL by CIHL by way of the Scheme as described in this document
"Public Assets"	Public Assets Limited, a company wholly owned by Grand Assets
"Record Date"	Thursday, 9th December, 1999, or such other date as shall have been announced to the Shareholders

"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	the scheme of arrangement under Section 99 of the Companies Act as set out on pages 106 to 111 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Supreme Court
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders
"Scheme Shareholder(s)"	Shareholder(s) other than CIHL
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"Share(s)"	share(s) of HK$0.10 each in the capital of CDIL
"Shareholder(s)"	holder(s) of the Shares
"Somerley"	Somerley Limited, independent financial adviser to the Independent Board Committee and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Special General Meeting"	the special general meeting of CDIL to be held at 10:30 a.m. on Wednesday, 17th November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong, the notice of which is set out on pages 114 to 115 of this document, or any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supreme Court"	the Supreme Court of Bermuda
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"CDN$"	Canadian dollar(s), the lawful currency of Canada
"HK$" and "cent(s)"	Hong Kong dollar(s) and cent(s) respectively, the lawful currency of Hong Kong
"US$"	United States dollar(s), the lawful currency of the United States of America
"m"	metres
"sq. ft."	square feet
"sq. m"	square metres

EXPECTED TIMETABLE

	1999
Latest time for lodging forms of proxy in respect of *(Note 1)*:	
Court Meeting	10:15 a.m. on Monday, 15th November
Special General Meeting	10:30 a.m. on Monday, 15th November
Court Meeting *(Note 2)*	10:15 a.m. on Wednesday, 17th November
Special General Meeting *(Note 2)*	10:30 a.m. on Wednesday, 17th November, or as soon as thereafter as the Court Meeting shall have been concluded or adjourned
Supreme Court hearing of the petition to sanction the Scheme *(Note 3)*	Wednesday, 24th November
Latest time for dealing in the Shares	4:00 p.m. on Friday, 3rd December
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Wednesday, 8th December
Record Date	Thursday, 9th December
Effective Date *(Note 4)*	**Friday, 10th December**
Withdrawal of the listing of the Shares on the Stock Exchange becomes effective *(Note 4)*	10:00 a.m. on Tuesday, 14th December
Cheques for cash entitlements under the Scheme to be despatched on or before	Monday, 20th December

Notes:

1. Forms of proxy should be lodged with the branch share registrars of CDIL in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than the relevant times and dates stated above or, in the case of the pink forms of proxy in respect of the Court Meeting, they may be handed to the chairman of the Court Meeting at the Court Meeting. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude a Shareholder from attending and voting in person at the relevant meeting. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Court Meeting and the Special General Meeting will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong at the times and dates specified above.

3. All references in this document to times and dates are references to Hong Kong times and dates, other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme, which are to the relevant date in Bermuda. For the period from 31st October, 1999 to 1st April, 2000, Bermuda time is 12 hours behind Hong Kong time.

4. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place between 2:00 p.m. and 5:00 p.m. on Friday, 10th December, 1999 (Bermuda time), which is equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 11th December, 1999 (Hong Kong time). Independent Shareholders should note the conditions of the Proposal as set out on pages 22 to 23 of this document. It is expected that the listing of the Shares on the Stock Exchange will be withdrawn at 10:00 a.m. on Tuesday, 14th December, 1999.

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Board of Directors
Executive Directors:
CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
LEUNG Kai Kwong
HO Chung Leung
LIU Sik Keung
TSE Kwong Man

Non-executive Directors:
LI Wo Hing
CHAN Pui Hung

Independent non-executive Directors:
LU Tseng Yung C.B.E.
LEUNG Ding Bong, Ronald MBBS (HK), FRCP (UK), MFPHM (UK), AIB (LONDON), O.B.E., J.P.

Registered office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

22nd October, 1999

To the Shareholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

INTRODUCTION

It was announced on 18th September, 1999 that CIHL had requested CDIL to put forward the Proposal to the Scheme Shareholders. CIHL proposed that all Scheme Shares will be cancelled in exchange for HK$0.94 in cash for each Scheme Share.

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. Upon the approval of the Scheme by the Independent Shareholders at the Court Meeting, the passing of the special resolution to implement and give effect to the Proposal at the Special General Meeting and the sanction of the Scheme by the Supreme Court, CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange. In the event that the Proposal is not approved or lapses, CDIL will maintain the listing of the Shares on the Stock Exchange.

In view of the interest of CIHL in the Proposal, CIHL and the Excluded Persons shall abstain from voting in respect of the resolutions to approve the Scheme at the Court Meeting. CIHL shall abstain from voting in respect of the resolutions to implement

the Proposal at the Special General Meeting. However, the Excluded Persons have indicated that if the Scheme is approved at the Court Meeting, all the Shares held by them will be voted in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

A notice of the Court Meeting is set out on pages 112 to 113 of this document. A notice of the Special General Meeting is set out on pages 114 to 115 of this document. The Court Meeting and the Special General Meeting will be held on Wednesday, 17th November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong at the times specified in the respective notices.

BNP Prime Peregrine has been appointed as financial adviser to CIHL in connection with the Proposal. Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, LEUNG Kai Kwong, HO Chung Leung, LIU Sik Keung and TSE Kwong Man, who are the executive Directors, are salaried employees of CHKL. Mr. LI Wo Hing and Madam CHAN Pui Hung were appointed to the Board by Grand Assets, a substantial shareholder of CDIL. Accordingly, an independent board committee of CDIL comprising Messrs. LU Tseng Yung and LEUNG Ding Bong, Ronald, who are the independent non-executive Directors, has been appointed by the Directors to advise the Independent Shareholders in connection with the Proposal. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal.

THE PROPOSAL

It is proposed that subject to the fulfillment or waiver (as applicable) of the conditions of the Proposal as described in the section headed "Explanatory Statement" in this document, the Proposal will be implemented by way of the Scheme, which will involve the cancellation of all the Scheme Shares and a reduction of the issued share capital of CDIL under Section 46 of the Companies Act. The Scheme also provides that, in consideration of such cancellation, each Scheme Shareholder will be entitled to receive from CIHL HK$0.94 in cash for every Scheme Share held.

The Price represents:

- **a premium of about** 8% over the closing price of HK$0.87 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;
- **a premium of about 11%** over the closing price of HK$0.85 per Share as quoted on the Stock Exchange on 10th September, 1999 (being the last trading day prior to suspension of trading in the Shares with effect from 10:00 a.m. on 13th September, 1999 pending the issue of the Announcement);
- **a premium of about 19%** over the average closing price of about HK$0.792 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 10th September, 1999;
- **a premium of about 31%** over the average closing price of about HK$0.719 per Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 10th September, 1999;
- **a premium of about 20%** over the average closing price of about HK$0.785 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 10th September, 1999;
- **a premium of about 19%** over the average closing price of about HK$0.788 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 10th September, 1999;
- **a discount of about** 28% to the audited consolidated net tangible asset value per Share of about HK$1.31 as at 31st March, 1999; and

- **a discount of about 26%** to the adjusted consolidated net tangible asset value per Share of about HK$1.27.

The Scheme Shares to be put forward by the Scheme Shareholders for cancellation (subject to, *inter alia*, approval of the Scheme in the Court Meeting and approval of the Proposal in the Special General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions declared, made or paid on such Shares after the date of cancellation of such Shares pursuant to the Scheme. Pursuant to the Bye-laws of CDIL, CDIL will only recognise interests of registered holders of the Shares.

The historical share price information on the Shares is set out in appendix IV to this document.

As at the Latest Practicable Date, there were 615,964,987 Shares in issue. At the Price, the Proposal values the entire issued share capital of CDIL at about HK$579 million, which represents a discount of about 28% to the audited consolidated net tangible assets of the CDIL Group of about HK$807 million as at 31st March, 1999. It also represents a discount of about 26% to the adjusted consolidated net tangible assets of the CDIL Group of about HK$784 million, as set out in appendix I to this document. Apart from the Shares, CDIL did not have any warrants, options, convertible securities or other securities in issue as at the Latest Practicable Date.

As at the Latest Practicable Date, the Scheme Shareholders were interested in 380,735,174 Shares, representing about 61.8% of the issued share capital of CDIL. The total consideration for the Proposal, being about HK$357.9 million, will be satisfied in full by banking facilities of CIHL of about HK$358 million provided by Banque Nationale de Paris, Hong Kong Branch. BNP Prime Peregrine has confirmed that it is satisfied that sufficient financial resources are available to CIHL for the implementation of the Proposal. The directors of CIHL confirm that as the repayment or security of such banking facilities is not linked with the financial performance of the CDIL Group, interest payment on, repayment of or security for such banking facilities will not depend to a significant extent on the businesses of the CDIL Group.

The Proposal will become effective and binding on CDIL and all Shareholders provided that all the conditions of the Proposal are fulfilled or waived, as applicable.

The Scheme will lapse if it does not become effective on or before 31st January, 2000 or such later date as the Supreme Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly.

Assuming that the Scheme becomes effective on Friday, 10th December, 1999, cheques for cash entitlements under the Scheme are expected to be despatched to the Scheme Shareholders on or before Monday, 20th December, 1999.

REASONS FOR AND BENEFITS OF THE PROPOSAL

Your attention is drawn to the paragraph headed "Reasons for and benefits of the Proposal" in the Explanatory Statement as set out on page 24 of this document.

INFORMATION ON THE CDIL GROUP AND FUTURE INTENTIONS

Your attention is drawn to the paragraph headed "Information on the CDIL Group" and "Future intentions" in the Explanatory Statement as set out on pages 28 to 32 and page 25 respectively of this document.

MEETINGS AND ACTION TO BE TAKEN

A notice convening the Court Meeting is set out on pages 112 to 113 of this document. A notice convening the Special General Meeting is set out on pages 114 to 115 of this document. The Court Meeting and the Special General Meeting have been convened on Wednesday, 17th November, 1999. The Supreme Court has directed that the Court Meeting be held to consider and, if thought fit, to approve the Scheme (with or without modifications). Following the Court Meeting, the Special General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to implement and give effect to the Proposal. CIHL and the Excluded Persons who, as at the Latest Practicable Date, were interested in 288,708,806 Shares (representing about 46.9% of the issued share capital of CDIL), shall abstain from voting on the Scheme at the Court Meeting. CIHL shall abstain from voting on the Proposal at the Special General Meeting. However, the Excluded Persons have indicated that if the Scheme is approved at the Court Meeting, all the Shares held by them will be voted in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

Whether or not you are able to attend the Court Meeting and the Special General Meeting or any of them, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the instructions printed thereon, and to lodge them with the branch share registrars of CDIL in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. In order to be valid, the pink form of proxy for use at the Court Meeting should be lodged not later than 10:15 a.m. on Monday, 15th November, 1999, or alternatively, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting should be lodged not later than 10:30 a.m. on Monday, 15th November, 1999. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude you from attending and voting in person at the relevant meeting. In such event, the returned form of proxy will be deemed to have been revoked.

RECOMMENDATIONS

In the letter from Somerley to the Independent Board Committee as set out on pages 11 to 21 of this document, Somerley states that it considers the terms of the Proposal taken as a whole to be fair and reasonable so far as the Independent Shareholders are concerned, and advises the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

The Independent Board Committee, having taken into account the opinion of Somerley and, in particular, the factors, reasons and recommendations as set out in the letter from Somerley on pages 11 to 21 of this document, considers that the terms of the Proposal taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned. **Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.** The letter from the Independent Board Committee is set out on page 10 of this document.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

Your attention is drawn to the sections headed "Share certificates, dealings and listing" and "Registration and payment" in the Explanatory Statement as set out on pages 33 to 34 of this document.

FURTHER INFORMATION

You are urged to read carefully the letters from the Independent Board Committee and from Somerley as set out on page 10 and pages 11 to 21 of this document respectively, the Explanatory Statement as set out on pages 22 to 35 of this document, the appendices to this document, the Scheme as set out on pages 106 to 111 of this document, and the notices of the Court Meeting and the Special General Meeting as set out on pages 112 to 115 of this document.

Yours faithfully,
CHOW Yei Ching
Chairman

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

22nd October, 1999

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

It was announced on 18th September, 1999 that CIHL had requested CDIL to put forward the Proposal to the Scheme Shareholders, details of which are set out in the section headed "Letter from the Chairman" as set out on pages 5 to 9 of a document of CDIL dated 22nd October, 1999 (the "Document"), of which this letter forms part. We have been appointed as members of the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the Proposal. Somerley has been appointed as the independent financial adviser to advise us in connection with the Proposal.

Having taken into account the opinion of Somerley and, in particular, the factors, reasons and recommendations as set out in the letter from Somerley on pages 11 to 21 of the Document, we consider that the terms of the Proposal taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting. We also recommend the Independent Shareholders to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

Yours faithfully,
LU Tseng Yung
Independent non-executive Director

Yours faithfully,
LEUNG Ding Bong, Ronald
Independent non-executive Director

Somerley Limited
Suite 3108
One Exchange Square
8 Connaught Place
Central
Hong Kong

22nd October, 1999

The Independent Board Committee
Chevalier Development International Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

Dear Sirs,

PRIVATISATION PROPOSAL FOR CDIL

We refer to our appointment to advise the Independent Board Committee in connection with the proposal for CDIL to become a wholly-owned subsidiary of CIHL by way of a scheme of arrangement under section 99 of the Companies Act. Details of the Scheme are contained in the document to the Shareholders dated 22nd October, 1999 (the "Document") of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as defined in the Document.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of CDIL. We have assumed that all representations made to us are true, accurate and complete and that the property valuation and other financial information contained in the Document are fair and accurate and we have relied on them accordingly. We have also assumed that all representations contained or referred to in the Document were true at the time they were made and at the date of the Document and will continue to be true at the date of the Court Meeting.

We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed by them. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation. We have no reason to question the accuracy of the information provided to us and as stated in the Document or that any material facts have been omitted or withheld. We have not, however, conducted any independent in-depth investigation into the business and affairs of the CDIL Group or CIHL Group.

TERMS OF THE PROPOSAL

In summary, the Proposal involves the following principal steps:

(i) all the Scheme Shares held by the Scheme Shareholders will be cancelled and in consideration therefor the Scheme Shareholders will receive from CIHL HK$0.94 in cash for every Scheme Share held; and

(ii) the issued share capital of CDIL will be reduced and CDIL will become a wholly-owned subsidiary of CIHL and the listing of the Shares on the Stock Exchange will be withdrawn.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement of the Document.

Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, HO Chung Leung, LIU Sik Keung, LEUNG Kai Kwong and TSE Kwong Man are salaried employees of CHKL. Mr. LI Wo Hing and Ms. CHAN Pui Hung were appointed to the Board by Grand Assets, a substantial shareholder of CDIL. Accordingly, the Independent Board Committee consisting of Messrs. LU Tseng Yung and LEUNG Ding Bong, Ronald has been established to give a recommendation to the Independent Shareholders regarding the Proposal. We have been appointed as independent financial adviser to advise the Independent Board Committee as regards the fairness and reasonableness of the terms of the Proposal.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice and recommendation with regard to the Proposal, we have taken into account the following principal factors and reasons:

REASONS FOR THE PROPOSAL

The reasons for the Proposal are set out in the Explanatory Statement included in the Document. The CDIL Group is principally engaged in property investment and development in Hong Kong, the PRC and Canada and hotel operations in the PRC. As stated in the Announcement, about 78.9% of the total gross floor area of the CDIL Group's investment properties and properties held for sale in Hong Kong was occupied by CIHL and its Associates as at 31st March, 1999. In this regard, the directors of CIHL believe that it is beneficial to have CDIL privatised so that the asset base of the CIHL Group can be strengthened and that the administration, regulatory and compliance obligations of the CIHL Group can be simplified. On the other hand, given the significant discount of the market price of the Share to its underlying net asset value and the relatively low liquidity of the Shares traded on the Stock Exchange, the Directors are of the view that future fund raising activity through the equity market may be difficult for CDIL. Given the size of CDIL and the fact that the Hong Kong property market is not expected to improve significantly in the near future, the Directors do not expect CDIL's ability to raise funds from the equity markets will improve significantly in the foreseeable future.

As the Proposal takes the form of cash, the benefits of a strengthened asset base of the CIHL Group will only accrue to the shareholders of CIHL, not CDIL. However, the burden of raising cash to finance the Scheme also falls on CIHL. We concur with the Directors that given the market performance of the Shares, the size of CDIL and the slow recovery of the property market, future fund raising activity through the equity markets might be difficult for CDIL. The Proposal provides an opportunity for the Independent Shareholders to realise their investment in CDIL for cash at a premium to the prevailing market price of the Shares.

HISTORICAL RESULTS OF THE CDIL GROUP

A summary of the audited consolidated results of the CDIL Group and its dividend payments for the five years ended 31st March, 1999 is set out in Appendix I to the Document.

Five-year Audited Record

The following tables show the contribution of each of the businesses to the CDIL Group's overall turnover and operating profit and loss and the CDIL Group's profit attributable to Shareholders and earnings per Share for the five year ended 31st March, 1999:

Turnover:

		For the year ended 31st March,			
(HK$ million)	**1999**	**1998**	**1997**	**1996**	**1995**
Property investment	82	77	83	98	214
Property development	140	1,677	175	1,176	94
Hotel operation	8	10	6	–	–
Building construction, civil engineering and supply and installation of building materials and equipment	–	1,645	2,329	1,229	609
Others	13	13	8	218	127
	243	3,422	2,601	2,721	1,044

Operating profit before exceptional items:

		For the year ended 31st March,			
(HK$ million)	**1999**	**1998**	**1997**	**1996**	**1995**
Property investment	38	19	26	59	156
Property development	137	63	24	26	48
Hotel operation	(5)	(5)	(9)	–	–
Building construction, civil engineering and supply and installation of building materials and equipment	–	70	54	29	41
Others	3	4	44	(72)	(12)
	173	151	139	42	233
Less: Operating expenses	(7)	(8)	(8)	(5)	(7)
	166	143	131	37	226
Profit attributable to Shareholders:	154	155	109	12	202
Earnings per Share (cents):	25	28	21.5	2.5	43

At present, the principal sources of income of the CDIL Group are from property investment, property development and hotel operation. The hotel business of the CDIL Group in Xinyang, the PRC was started in December 1996 and has been loss making due to low occupancy rate. In the four financial years ended 31st March, 1998, CDIL Group also recorded income from building construction, civil engineering and supply and installation of building materials and equipment (the "Building Business"). No income was recorded from the Building Business for the financial year ended 31st March, 1999 following completion of the CDIL Group's corporate restructuring which involved the disposal of the CDIL Group's interests in private sector participation scheme projects ("PSPS") in Hong Kong and its building materials and property management businesses to CIHL, and the disposal of CDIL's interest in CCHL by way of distribution of shares to the Shareholders on 31st October, 1997.

As the Building Business was no longer operated by the CDIL Group and that the hotel business was not performing, the CDIL Group is principally relying on property investment and property development as its major sources of income. The CDIL Group's property investment income forms a major recurrent income of the CDIL Group. For the year ended 31st March, 1999, the average occupancy rate of the CDIL Group's investment properties was maintained at over 95 per cent.. Most tenancies were renewed in early 1998 for a term of three years. The contribution from the CDIL Group's property development business has been volatile in the last 5 financial years ended 31st March, 1999 depending on the status and timing of completion of the development projects on hand. The abnormally high profit contribution from property development business for the year ended 31st March, 1999 was principally due to the completion of a low cost housing development project in Shanghai, the PRC, which entailed guaranteed profits and a higher profit margin as compared with the PSPS projects undertaken by the CDIL Group in the past.

Overall the CDIL Group had been profit making in the last 5 financial years with profits attributable to Shareholders recorded at the lowest of approximately HK$12 million for the year ended 31st March, 1996 (which was principally caused by an aggregate exceptional losses of approximately HK$84 million on sale of properties and provision for loss on interest in associated companies), and the highest of approximately HK$202 million for the year ended 31st March, 1995 (of which approximately HK$116 million was related to exceptional gain on disposal of investment properties). The CDIL Group's profit attributable to Shareholders maintained at approximately HK$155 million in the last 2 financial years ended 31st March, 1999.

For the 4 months ended 31st July, 1999, the CDIL Group recorded an unaudited profit of approximately HK$14.8 million, which compared with a profit attributable to Shareholders of approximately HK$3.7 million for the comparable period in the previous year. The improvement in the result was principally due to reduction in interest expenses, additional interest income and increase in rental income. The profit for the 4 months ended 31st July, 1999 was principally derived from the CDIL Group's property rental business. No income was recorded from property development and the hotel operation was still running at a loss during the said period.

The Price represents an historical price earnings multiple of approximately 3.76 times the audited consolidated earnings per Share of 25 cents for the year ended 31st March, 1999. We have reviewed the published trading statistics of 5 companies (the "Comparables") listed on the Stock Exchange which are principally engaged in property investment and development businesses and which have a market capitalisation and net asset value broadly comparable to those of CDIL, a summary of which is set out as follows:

Company name	Number of issued shares	Closing price as at 17th September, 1999	Latest audited consolidated net asset value per share	Earnings per share	Price-earnings ratio	Closing price discount to net asset value
		HK$	*HK$*	*HK$*		
Beaufort Investors Corporation Limited	29,282,000	12.20	21.07	1.08	11.3	42.1%
Oxford Properties & Finance Limited	67,760,000	6.20	17.24	0.592	10.5	64.0%
Tern Properties Company Limited	308,139,000	1.455	2.12	0.031	46.9	31.4%
Gold-Face Holdings Limited	832,726,000	0.77	1.13	0.019	40.5	31.9%
Winsan (China) Investment Group Company Limited	1,000,000,000	0.265	0.87	Loss	N/A	69.5%

Out of the 5 Comparables, one is loss making and no meaningful price-earnings multiple can be calculated. The other 4 Comparables are trading at price earnings multiples ranging between 10 times and 47 times historic earnings. The average price earnings ratio of the properties sector of the All Ordinaries Index ("Property AOI") as at 17th September, 1999 was approximately 19 times. When compared with the 5 Comparables and the Property AOI, the price earnings multiple represented by the Price falls outside the range of the Comparables. However, bearing in mind the possible fluctuations in earnings of the CDIL Group and the Comparables due to the timing of completion of property development projects and the principal assets of the CDIL Group and the Comparables being property interests, we consider that it is more appropriate to assess the Price with reference to the net asset value and the market price of the underlying shares.

DIVIDEND

The following sets out the dividends per Share and the average dividend yields of the CDIL Group for the 5 years ended 31st March, 1999:

	For the year ended 31st March,				
	1999	**1998**	**1997**	**1996**	**1995**
Dividends per Share *(cents)*	93.0	33.6	7.5	17.7	14.0
	(include special cash interim dividend of 80 cents)	**(include special interim dividend of 19.6 cents in the form of shares in CCHL)**		**(include special interim dividend of 13.2 cents in the form of shares in CCHL)**	
Average daily closing price *(HK$)*	1.2132	1.3229	0.8015	0.858	0.99
Average dividend yield *	76.7%	25.4%	9.4%	20.6%	14.1%
Average dividend yield (excluding special dividend)	10.7%	10.6%	9.4%	5.2%	14.1%

* *The average dividend yields are calculated based on the aggregate dividends declared for each financial year divided by the average daily closing share price of the Shares during that financial year.*

As shown in the above, the average dividend yield was recorded at the lowest of approximately 9.4 per cent. for the year ended 31st March, 1997 and the highest of approximately 76.7 per cent. for the year ended 31st March, 1999. Should the special dividend be ignored, CDIL would have shown a more stable dividend yield. We have discussed with the Directors the reasons for making special interim dividend for the years ended 31st March, 1996, 1998 and 1999 respectively. We were informed that the special interim dividend for the year ended 31st March, 1996 was made to facilitate the spin-off of CCHL. The special interim dividend for the year ended 31st March, 1998 was made as part of a group restructuring program for the Chevalier group of companies. For the year ended 31st March, 1999, the special cash interim dividend of 80 cents was made as a result of the completion of the profitable Shanghai low cost housing project. As stated in the Explanatory Statement, the Directors do not expect there will be any significant improvement in the outlook for the Hong Kong property sector in the near future and they consider that dividend payments in the future cannot be assumed. In view of the reasons for the payment of the special interim dividend and the Directors' view of the outlook of the Hong Kong property market, Shareholders should not regard payment of special dividend as a recurring event.

SHARE PRICE PERFORMANCE

The following chart shows the share price performance of the Shares since the beginning of 1996:


HK$
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0
Price HK$0.94
96 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 97 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 98 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 99 Feb Mar Apr May Jun Jul Aug Sep Oct

The price of the Shares was rather volatile during the period from the beginning of 1996 to the Latest Practicable Date, with the highest and lowest closing price respectively recorded at HK$4.35 on 6th August, 1997 and HK$0.68 on 11th, 12th, 16th, 23rd, 25th and 27th of August 1999. After the ex-entitlement to the interim and special interim cash dividend of HK$0.90 per Share on 21st January, 1999, the Share price dropped substantially and the daily closing prices of the Shares have been lower than the Price since then.

The following table shows the comparison of the Price with the historical Share price:

	Share price *HK$*	**Premium/(Discount) of the Price over the Share price**
Closing price on the Latest Practicable Date	0.870	8.0%
Closing price on 10th September, 1999 (being the last trading day prior to the announcement of the Proposal)	0.850	10.6%
Average closing price for the 5 trading days up to and including 10th September, 1999	0.792	18.7%
Average closing price for the 20 trading days up to and including 10th September, 1999	0.719	30.7%
Average closing price for the 60 trading days up to and including 10th September, 1999	0.785	19.7%
Average closing price for the 120 trading days up to and including 10th September, 1999	0.788	19.3%
Highest closing price since 1996 and up to Latest Practicable Date	4.35	(78.4%)
Lowest closing price since 1996 and up to Latest Practicable Date	0.68	38.2%

Following the announcement of the Proposal on 18th September, 1999, the Share price rose moderately and closed at HK$0.88 on 20th September, 1999. On the Latest Practicable Date, the closing price of the Shares was HK$0.87. Independent Shareholders should note that the Shares are currently trading at prices near the Price. We consider that this may be supported by the existence of the Scheme. Independent Shareholders should, however, note that the Share price may not be sustained at such a level should the Proposal lapse.

We have reviewed a total of 4 privatisation proposals which took place in the last two years, details of which are as follows:

Date	Company name	Price premium/ (discount) to closing price (%)	Offer price premium/ (discount) to NAV
March 1998	Orient Telecom & Technology Holdings Limited	100% to the closing price of the last trading day immediately prior to issue of the privatisation announcement 36.7% to 3-month average 10.8% to 6-month average	(41%)
May 1998	Laws International Holdings Limited	53.3% to the closing price immediately prior to announcement of the possible privatisation of the company 50% to 5-day average	(2.8%)
January 1999	City Bus Group Limited	20.8% to the closing price at the date of publication of the announcement of the privatisation proposal 10.2% to the closing price of the last trading day before suspension of trading in the shares pending the issue of the announcement 12.27% to 10-day average	112%
June 1999	Lane Crawford International Limited	A share 123% to the closing price of the last trading day before suspension of trading in the shares pending the issue of the announcement 165% to 5-day average 194% to 30-day average 226% to 90-day average	(24%)
		B share 163% to the closing price of the last trading day before suspension of trading in the shares pending the issue of the announcement 197% to 5-day average 205% to 30-day average 257% to 90-day average	(24%)

The price premium of the above 4 companies ranged from 20 per cent. to 163 per cent. over the closing market price of the relevant shares immediately before announcement of the privatisation proposal. The Price offered under the Scheme appears unattractive when compared in such light. Given the differences in the nature of business and the financial background of the aforesaid companies, Independent Shareholders should look at other aspects including comparison with the net asset value, which we consider is one of the most important factors.

LIQUIDITY OF THE SHARES

Set out below is a chart showing the daily trading volume of the Shares and a summary of the monthly trading volume of the Shares on the Stock Exchange in each of the calendar months since January 1999:

Shares (million)


0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
99
11 18 25 1 8 15 22 1 8 15 22 29 5 12 19 26 3 10 17 24 31 7 14 21 28 5 12 19 26 2 9 16 23 30 6 13 20 27
Jan Feb Mar Apr May Jun Jul Aug Sep

1999	Monthly trading volume *Shares*	% of monthly trading volume to free float*	Average daily trading volume *Shares*	% of average daily trading volume to free float*
January	36,111,437	16.0	1,805,572	0.8
February	3,112,000	1.4	183,059	0.1
March	3,072,785	1.4	133,599	0.1
April	17,482,000	7.7	920,105	0.4
May	25,539,658	11.3	1,216,174	0.5
June	50,489,000	22.3	2,404,238	1.1
July	92,854,567	41.1	4,421,646	2.0
August	25,093,486	11.1	1,320,710	0.6
September	48,948,000	21.7	2,330,857	1.0

* *based on 225,948,181 Shares held by Shareholders other than CIHL, the Excluded Persons and Public Assets.*

As illustrated from the table above, the monthly trading volume of the Shares represents a high of 22.3 per cent., 41.1 per cent. and 21.7 per cent. of the free float respectively for the months of June, July and September 1999. We have confirmed with the Directors that they were not aware of any cause for such increase in trading and we are not able to speculate the reasons therefor. The aforesaid trading volumes of the Shares, although appear significant when compared with the free float on a monthly basis, were less so on the basis of the average daily trading volume. The average daily trading volume of the Shares on the Stock Exchange during the period from the beginning of 1999 to the Latest Practicable Date represents less than 2.0 per cent. of the free float of the Shares. We are of the view that given the

relatively thin trading volume of the Shares in the past, Independent Shareholders who wish to dispose of their Shares in the market may find it difficult to dispose of a sizeable block of Shares without adversely affecting the Share price.

DISCOUNT TO NET TANGIBLE ASSET VALUE

As the CDIL Group's interests in properties account for a significant portion of its total asset backing, we consider that it is crucial to compare the price with the CDIL Group's net asset backing. Currently, the CDIL Group's property portfolio principally comprises 10 investment properties, 1 property under development, 3 properties held for future development, 3 properties held for sale and 1 property contracted to be acquired. Independent Shareholders are advised to read the valuation reports of such properties prepared by Knight Frank and C. Y. Leung as set out in Appendix II to the Document.

As with the performance of most small to medium-size listed property companies in Hong Kong, the Shares have been trading at a substantial discount to its underlying net asset value. The Shares have been trading at average historical discounts of about 72.0 per cent., 43.9 per cent. and 7.4 per cent. to the audited consolidated net tangible asset value per Share of the CDIL Group of about HK$2.86, HK$2.36 and HK$1.31 for the 1997, 1998 and 1999 financial years respectively. The significantly narrower discount for the 1999 financial year was principally due to a smaller net asset base due to provision for deficit on revaluation of properties and declaration of a special cash interim dividend of 80 cents per Share. For the period from 1st April, 1999 and up to 10th September, 1999 (being the last trading day prior to the announcement of the Proposal), the Shares have been trading at an average historical discount of about 39.7 per cent. to the audited consolidated net tangible asset value per Share of the CDIL Group of about HK$1.31 as at 31st March, 1999.

Set out in Appendix I to the Document is a statement of the adjusted consolidated net tangible assets of the CDIL Group, adjusted for the unaudited profit and exchange reserve movement for the four months ended 31st July, 1999 and deficit arising from the valuation of the CDIL Group's property interests on 31st August, 1999. Such net asset value amounts to approximately HK$784.2 million in total, or approximately HK$1.27 per Share ("Adjusted NAV") based on 615,964,987 Shares in issue as at the Latest Practicable Date. The Price of HK$0.94 offered to the Independent Shareholders under the Scheme represents a discount of approximately 26.0 per cent. to the Adjusted NAV per Share.

In our view, it is normal for companies listed on the Stock Exchange and whose assets consist mainly of property interests to have their shares traded at a discount to their respective net asset values, which reflects the illiquid nature of property interests. The shares of the Comparables mentioned in the previous paragraph are trading at discounts ranging from approximately 31 per cent. to 70 per cent. to their respective latest audited consolidated net assets. The aforesaid comparative analysis suggests that the Price offers narrower discount (approximately 26.0 per cent.) to the underlying net asset value per Share relative to the Comparables and is, in our view, fair and reasonable.

PROSPECTS OF THE CDIL GROUP

The Directors have confirmed that upon the successful privatisation of the CDIL Group, they do not have any intention to make any significant changes to the existing businesses, make any significant disposals or acquisitions of assets other than in the ordinary course of business or make any changes to the employment of employees. CDIL will, subject to the approval of the Stock Exchange, withdraw the listing of the Shares on the Stock Exchange. However, in the event that the Proposal is not approved or lapses, CDIL will maintain the listing of the Shares on the Stock Exchange. Independent Shareholders should therefore note that irrespective of whether the Scheme is implemented or not, there will not be any significant changes in the businesses or operation of the CDIL Group.

SUMMARY

Having considered the above principal factors and reasons, we wish to draw your attention to the following key factors in arriving at our recommendations:

(i) the Price represents a premium of approximately 8.0 per cent. over the closing price of HK$0.87 per Share on the Latest Practicable Date, a premium of approximately 10.6 per cent. over the closing price of HK$0.85 per Share on 10th September, 1999 (being the last trading day before announcement of the Proposal) and a premium of approximately 19.3 per cent. over the average closing price of HK$0.788 per Share for the 120 trading days up to and including 10th September, 1999;

(ii) *trading in the Shares has been relatively illiquid on the Stock Exchange with average* daily trading volume representing less than 2.0 per cent. of the free float of the Shares since January 1999;

(iii) although the Price represents a discount of approximately 26.0 per cent. to the Adjusted NAV of approximately HK$1.27 per Share, such discount represents a smaller discount when compared with the other comparable companies in the same industry listed on the Stock Exchange; and

(iv) the slow recovery of the Hong Kong property market and the Directors have no intention to make any significant changes to the present business activities of the CDIL Group.

RECOMMENDATION

Having taken into account the principal factors and reasons set out above, we consider the terms of the Proposal taken as a whole to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the Independent Shareholders to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

Yours faithfully,
For and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Managing Director

This explanatory statement constitutes the statement required under Section 100 of the Companies Act.

SCHEME OF ARRANGEMENT TO CANCEL ALL THE SHARES OWNED BY THE SCHEME SHAREHOLDERS

INTRODUCTION

It was announced on 18th September, 1999 that CIHL had requested CDIL to put forward the Proposal to the Scheme Shareholders.

The purpose of this Explanatory Statement is to explain the terms and effects of the Proposal, and to give Shareholders other relevant information.

A letter from the Chairman is set out on pages 5 to 9 of this document. A letter of recommendation from the Independent Board Committee in connection with the Proposal is set out on page 10 of this document. A letter of advice from Somerley in connection with the Proposal is set out on pages 11 to 21 of this document. The Scheme is set out on pages 106 to 111 of this document.

THE PROPOSAL

It is proposed that subject to the fulfillment or waiver (as applicable) of the conditions of the Proposal as described in the paragraph headed "Conditions of the Proposal" below, the Proposal will be implemented by way of the Scheme, which will involve the cancellation of all the Scheme Shares and a reduction of the issued share capital of CDIL under Section 46 of the Companies Act. The Scheme also provides that, in consideration of such cancellation, each Scheme Shareholder will be entitled to receive from CIHL HK$0.94 in cash for every Scheme Share held.

The Scheme Shares to be put forward by the Scheme Shareholders for cancellation (subject to, *inter alia*, approval of the Scheme in the Court Meeting and approval of the Proposal in the Special General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions declared, made or paid on such Shares after the date of cancellation of such Shares pursuant to the Scheme. Pursuant to the Bye-laws of CDIL, CDIL will only recognise interests of registered holders of the Shares.

As at the Latest Practicable Date, the Scheme Shareholders were interested in 380,735,174 Shares, representing about 61.8% of the issued share capital of CDIL. The total consideration for the Proposal, being about HK$357.9 million, will be satisfied in full by banking facilities of CIHL of about HK$358 million provided by Banque Nationale de Paris, Hong Kong Branch. BNP Prime Peregrine has confirmed that it is satisfied that sufficient financial resources are available to CIHL for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on CDIL and all Shareholders subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the passing of an ordinary resolution to approve and give effect to the Proposal by independent shareholders of CIHL at a special general meeting of CIHL;

(b) the approval of the Scheme by a majority in number representing not less than three-fourths in value of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, provided that either:

  (i) the majority in number approving the Scheme represents not less than nine-tenths in value of those Shares that are voted by the Independent Shareholders; or

  (ii) if not so approved by the requisite majority mentioned in (b)(i) above, the Scheme is not disapproved by the Independent Shareholders voting in person or by proxy at such meeting holding more than 2.5% of the total number of Shares in issue;

(c) the passing of a special resolution to implement and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued capital of CDIL) at the Special General Meeting;

(d) the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(e) the necessary compliance with the requirements for notice, the swearing of an affirmation of solvency by two Directors and filing as prescribed under Section 46 of the Companies Act in relation to the reduction of the issued capital of CDIL;

(f) the Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(h) all necessary consents which may be required under any existing contractual obligations of CDIL in respect of loan and/or other finance arrangements being obtained.

CIHL reserves the right to waive conditions (f) and (h) above, either in whole or in respect of any particular matter.

The conditions in sub-paragraphs (b)(i) and (ii) are imposed by Rule 2.10 of the Takeovers Code. Section 99 of the Companies Act requires the approval of the Scheme by a majority in number representing only three-fourths in value of the Independent Shareholders present and voting, either in person or by proxy, at the Court Meeting.

Assuming that the above conditions are fulfilled or waived (as applicable), it is expected that the Scheme will become effective on the Effective Date, which is scheduled to be between 2:00 p.m. and 5:00 p.m. on Friday, 10th December, 1999 (Bermuda time), which is equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 11th December, 1999 (Hong Kong time). Further press announcements will be made giving details of the results of the Court Meeting and the Special General Meeting, the last day for dealing in the Shares, the Effective Date and the date of withdrawal of the listing of the Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 31st January, 2000 or such later date as the Supreme Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly.

REASONS FOR AND BENEFITS OF THE PROPOSAL

The Asian financial turmoil has adversely affected general economic conditions and investor sentiment in Hong Kong. There has been a significant decrease in the number of property transactions, and property prices and yields have experienced downward adjustments. The Directors believe that conditions in the property market have stabilised with Hong Kong gradually recovering from the Asian financial turmoil, but it is not expected that there will be any significant improvement in the outlook for the Hong Kong property sector in the near future.

Since the listing of CDIL on the Stock Exchange in November 1991, the CDIL Group has undergone a series of restructurings, including (i) the spin-off of CCHL, its building construction, building maintenance and civil engineering arm, for listing on the Stock Exchange in 1996; and (ii) the disposal of its interests in private sector participation scheme projects in Hong Kong and its building materials and property management businesses to CIHL, as well as the disposal of its interest in CCHL by way of distribution of shares to the Shareholders in 1997. Following such restructurings, the CDIL Group is principally engaged in property development and investment in Hong Kong, the PRC and Canada, and hotel operations in the PRC only.

As with the performance of other small to medium-sized listed property companies in Hong Kong, the Shares have been trading at a substantial discount to its net asset value, and the trading volume of the Shares has been thin. A selection of 5 listed property companies in Hong Kong which are of similar size to CDIL (with market capitalisation ranging between HK$265 million and HK$641 million on 17th September, 1999, being the last trading day prior to the issue of the Announcement) shows that as at 17th September, 1999, such companies were trading at discounts of between 32% and 70% to their respective latest audited consolidated net assets, and the 60-day average trading volume of their shares (up to and including 17th September, 1999) accounts for about 0% to 0.2% of their respective issued share capital. In respect of CDIL, the average closing prices of the Shares for the periods of 5, 20, 60 and 120 trading days up to and including 10th September, 1999 (being the last day of trading in the Shares pending the issue of the Announcement) are about HK$0.792, HK$0.719, HK$0.785 and HK$0.788 respectively. Such average closing prices represent discounts of about 40%, 45%, 40% and 40% respectively to the audited consolidated net tangible asset value per Share of about HK$1.31 as at 31st March, 1999. The average daily trading volume of the Shares for the 5, 20, 60 and 120 trading days ended 10th September, 1999 (inclusive) was about 2.81 million Shares, 1.13 million Shares, 2.67 million Shares and 1.89 million Shares respectively. Such daily trading volume represents about 0.5%, 0.2%, 0.4% and 0.3% of the issued share capital of CDIL respectively. Given the substantial discounts of the market price to the net asset value per Share, and the relatively low liquidity of the Shares traded on the Stock Exchange, the Directors are of the opinion that should CDIL wish to raise additional funds for its businesses, it may be difficult for CDIL to do so through the equity markets. In light of the size of CDIL (being about HK$523.6 million based on the closing price of HK$0.85 per Share on 10th September, 1999) and the fact that the Hong Kong property market is not expected to demonstrate a significant improvement in the near future, the Directors do not expect that CDIL's ability to raise funds from the equity markets will improve significantly in the foreseeable future. Upon the Scheme becoming effective, CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Although the Price represents a discount of about 28% to the audited consolidated net tangible asset value per Share, it represents a premium of about 19%, 31%, 20% and 19% over the 5-day, 20-day, 60-day and 120-day average closing price per Share. In view of the prevailing market price and the low liquidity of the Shares, the Directors believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in CDIL at a premium to the prevailing market price of the Shares. In the circumstances, the Directors have determined to put forward the Proposal to the Scheme Shareholders for their consideration.

FUTURE INTENTIONS

Upon the approval of the Scheme by the Independent Shareholders at the Court Meeting, the passing of the special resolution to implement and give effect to the Proposal at the Special General Meeting and the sanction of the Scheme by the Supreme Court, CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange. In the event that the Proposal is not approved or lapses, CDIL will maintain the listing of the Shares on the Stock Exchange.

It is the intention of CIHL to maintain the existing businesses of the CDIL Group upon the successful privatisation of CDIL. CIHL has no intention of making any significant disposals or acquisitions of assets of the CDIL Group other than in the ordinary course of business. Moreover, CIHL has no intention of making any changes to the employment of employees of the CDIL Group upon successful privatisation of the CDIL Group.

EFFECTS OF THE PROPOSAL

(a) Shareholding structure

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. As at the same date, certain directors of CIHL, namely Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun (who are also the Directors) and TAM Kwok Wing (who is not a Director), were personally interested in an aggregate of 47,139,771 Shares, representing about 7.7% of the issued share capital of CDIL. Certain other Directors, namely Messrs. HO Chung Leung and LIU Sik Keung, were personally interested in 4,139,222 Shares as at the Latest Practicable Date, representing about 0.7% of the issued share capital of CDIL. The Chevalier Group Staff Provident Fund Scheme (in which about 2,500 employees of the Chevalier group participate) was interested in 2,200,000 Shares as at the Latest Practicable Date, representing about 0.4% of the issued share capital of CDIL.

The shareholding structure of CDIL as at the Latest Practicable Date is set out below:


Mr. LI Wo Hing
(a director of CDIL)
(Note a)
Chevalier Group Staff Provident Fund Scheme
KUOK Hoi Sang, FUNG Pak Kwan (directors of CIHL and CDIL), KAN Ka Hon, TAM Kwok Wing and Iain Leonard DALE (directors of CIHL)
Dr. CHOW Yei Ching
Public shareholders of CIHL
(Note b)
100%
Grand Assets
2.1%
48.7%
0.2%
49.0%
100%
Public Assets
CIHL
KUOK Hoi Sang, FUNG Pak Kwan and FUNG Wo Shun (directors of CIHL and CDIL)
HO Chung Leung and LIU Sik Keung (directors of CDIL)
Public shareholders of CDIL
(Note c)
16.4%
0.4%
38.2%
7.2%
0.3%
0.7%
36.8%
CDIL

Notes:

(a) Mr. LI Wo Hing is neither connected with nor acting in concert with the chief executive, directors or substantial shareholder(s) of CIHL, any of its subsidiaries or an Associate or party acting in concert with any of them. Mr. LI Wo Hing has no interest in any securities of CIHL.

(b) *This includes a total of about 0.2% interest in the shares of CIHL held by Messrs. LEUNG Kai Kwong and LIU Sik Keung, both being the Directors.*

(c) *This includes the about 0.1% interest in the Shares held by Mr. TAM Kwok Wing, a director of CIHL.*

The shareholding structure of CDIL immediately following implementation of the Proposal is set out below:


Chevalier Group Staff Provident Fund Scheme
Dr. CHOW Yei Ching
KUOK Hoi Sang, FUNG Pak Kwan (directors of CIHL and CDIL), KAN Ka Hon, TAM Kwok Wing and Iain Leonard DALE (directors of CIHL)
Public shareholders of CIHL (Note)
2.1%
48.7%
0.2%
49.0%
CIHL
100.0%
CDIL

Note: This includes a total of about 0.2% interest in the shares of CIHL held by Messrs. LEUNG Kai Kwong and LIU Sik Keung, both being directors of CDIL.

(b) Share value

The Price represents:

- **a premium of about 8%** over the closing price of HK$0.87 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

- **a premium of about 11%** over the closing price of HK$0.85 per Share as quoted on the Stock Exchange on 10th September, 1999 (being the last trading day prior to suspension of trading in the Shares with effect from 10:00 a.m. on 13th September, 1999 pending the issue of the Announcement);

- **a premium of about 19%** over the average closing price of about HK$0.792 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 10th September, 1999;

- **a premium of about 31%** over the average closing price of about HK$0.719 per Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 10th September, 1999;

- **a premium of about 20%** over the average closing price of about HK$0.785 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 10th September, 1999; and

- **a premium of about 19%** over the average closing price of about HK$0.788 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 10th September, 1999.

The historical share price information on the Shares is set out in appendix IV to this document.

As at the Latest Practicable Date, there were 615,964,987 Shares in issue. CDIL did not have any warrants, options, convertible securities or other securities in issue as at the Latest Practicable Date. At the Price, the Proposal values the entire issued share capital of CDIL at about HK$579 million.

(c) Net tangible assets

As at 31st March, 1999, the audited consolidated net tangible assets of the CDIL Group amounted to about HK$807.1 million, or about HK$1.31 per Share. The Price represents a discount of about 28% to such audited consolidated net tangible asset value per Share.

A statement of the adjusted consolidated net tangible assets is set out in appendix I to this document. The adjusted consolidated net tangible assets are based on the audited consolidated net assets of the CDIL Group as at 31st March, 1999 and adjusted to take into account the unaudited profit for the four months ended 31st July, 1999, the exchange reserve movement for the four months ended 31st July, 1999 and the deficit arising from the valuation of properties and property interests of the CDIL Group on 31st August, 1999. The text of the valuation reports from C.Y. Leung and Knight Frank regarding the valuations of the property interests of the CDIL Group is set out in appendix II to this document.

The adjusted consolidated net tangible assets of the CDIL Group are about HK$784.2 million, equivalent to about HK$1.27 per Share. The Price represents a discount of about 26% to such adjusted consolidated net tangible asset value per Share.

For the years ended 31st March, 1997, 1998 and 1999, the Shares have been trading at average historical discounts of about 68%, 44% and 7% to the audited consolidated net tangible asset values per Share of about HK$2.53, HK$2.36 and HK$1.31 as at 31st March, 1997, 1998 and 1999 respectively. For the period 1st April, 1999 up to 10th September, 1999 (being the last trading day prior to suspension of trading in the Shares with effect from 10:00 a.m. on 13th September, 1999 pending the issue of the Announcement), the Shares have been trading at an average historical discount of about 40% to the audited consolidated net tangible asset value per Share of about HK$1.31 as at 31st March, 1999. The discount of the Price to the adjusted consolidated net tangible assets of about 26% compares favourably with the average historical discounts to the audited consolidated net tangible asset values per Share for the 1997 and 1998 financial years and for the period 1st April, 1999 up to 10th September, 1999.

(d) Earnings

The CDIL Group's audited consolidated profit attributable to the Shareholders for the year ended 31st March, 1999 was approximately HK$153.6 million, representing earnings of about 25 cents per Share. The Price thus represents about 3.8 times the earnings per Share for the year ended 31st March, 1999.

(e) Income

Dividends declared and paid in respect of the year ended 31st March, 1998 amounted to HK$0.3358 per Share, including a special interim dividend of HK$0.1958 per Share. Dividends declared and paid in respect of the year ended 31st March, 1999 amounted to HK$0.93 per Share, including a special interim dividend of HK$0.80 per Share. As it is not expected that there will be any significant improvement in the outlook for the Hong

Kong property sector in the near future, the Directors consider that dividend payments in the future cannot be assumed.

INFORMATION ON THE CDIL GROUP

History

In 1979, CIHL purchased the ground floor of an industrial building in Kwun Tong to carry out its lift and escalator activities. CIHL expanded into the property development business in 1985 by taking up private sector participation scheme projects. CDIL was incorporated in Bermuda with limited liability in September 1991 to take over the property, construction and building materials businesses of the CIHL Group, and it became separately listed by way of introduction in November of the same year.

In 1992, the CDIL Group expanded into property development business in the PRC, and it acquired a 70% stake in a hotel development project in Xinyang, Henan province, the PRC in 1994. In 1996, CCHL, the building construction, building maintenance and civil engineering arm of the CDIL Group, became separately listed. The CDIL Group disposed of its interests in private sector participation scheme projects in Hong Kong and its building materials and property management businesses to CIHL, and disposed of its interest in CCHL by way of distribution of shares to the Shareholders in 1997.

Businesses

Following the series of restructuring as detailed above, the subsidiaries of CDIL are mainly engaged in property investment and development in Hong Kong, the PRC and Canada, and hotel operations in the PRC.

Set out below are the properties held by the CDIL Group:

Location	CDIL Group's attributable interest %	Approximate/ estimated gross floor area attributable to the CDIL Group *sq. ft.*	Usage	Current status
Properties held for investment				
Hong Kong				
G/F of Block A and car parking spaces Nos. 23 and 24 on G/F East Sun Industrial Centre 16 Shing Yip Street Kwun Tong Kowloon	100	15,017 (saleable area)	Industrial/ car parking spaces	Leased
Chevalier Warehouse Building 3 On Fuk Street On Lok Tsuen Fanling New Territories	100	118,300	Warehouse/ car parking spaces	Leased
Chevalier Engineering Service Centre 21 Sheung Yuet Road Kowloon Bay Kowloon	100	177,504	Industrial	Leased

Location	CDIL Group's attributable interest %	Approximate/ estimated gross floor area attributable to the CDIL Group sq. ft.	Usage	Current status
Office Unit Nos. 11 to 19 on 10/F, 19/F to 23/F and one-third interest in 201 car parking spaces on 2/F, 3/F and 5/F Chevalier Commercial Centre 8 Wang Hoi Road Kowloon Bay Kowloon	100 (office units) 33.3 (car parking spaces)	174,574	Office premises/ car parking spaces	Leased
Workshops C12 and C13 on 4/F of Block C and car parking space No. 4 on the Basement Hong Kong Industrial Centre 489-491 Castle Peak Road Cheung Sha Wan Kowloon	100	2,664 (saleable area)	Workshop/ car parking spaces	Leased
Unit A and car parking space No. L2 on 2/F Co-Tack Industrial Building 17 Kin Fat Street Tuen Mun New Territories	100	3,220 (saleable area)	Industrial/ car parking spaces	Leased
9 Henderson Road Jardine's Lookout Hong Kong	100	9,501	Residential	Leased
Canada				
14535-14583 Yonge Street Aurora Ontario (Parcels 1-1 and 2-1, Section M-51 Lots 1 and 2, Plan M51 Aurora Ontario)	100	25,000	Office, workshop and parking space for car dealership	Leased
20 Nugget Avenue Scarborough Ontario (Part Lot 22, Concession 3 Scarborough Parts 2-5 and 7-10 64R 1789 subject to TB 326948 Scarborough Ontario)	100	20,564	Industrial	Vacant
The PRC				
Qi Shi Hotel - Xin Yang 355 Minquan Road Shihe District Xinyang Henan Province	70	101,837	Hotel	In operation

Location	CDIL Group's attributable interest %	Approximate/ estimated gross floor area attributable to the CDIL Group sq. ft.	Usage	Current status
Property under development				
The PRC				
Chevalier Place Lot No. 48 18 Jiefang Xuhui District Shanghai	64	215,349 (plus basement area of approximately 63,957 sq. ft.)	Residential and commercial	Construction in progress. Expected to be completed in late 1999
Properties held for future development				
The PRC				
Lot Nos. H-1-1 and H-1-2 Hongfu Road Zhongxin District Dongguan Guangdong Province	50	77,092 (Site area)	Residential and commercial	Vacant
Canada				
North side of Passmore Avenue Part Lot 20 Scarborough Ontario (Parcel 20-5, Section S9 Part Lot 20, Concession 5 Scarborough Part 1, Plan 66R 15775 together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto, Ontario)	100	226,512 (Site area)	Industrial	Vacant
Lots 3 and 4, Plan M-51 5 and 7 Allaura Road Aurora Ontario (Parcels 3-1 and 4-1, Section M-51 Lots 3 and 4, Plan M-51 Aurora Ontario)	100	94,525 (Site area)	Industrial	Used as temporary car park
Property contracted to be acquired				
The PRC				
Certain property interests comprising various levels in Onward Science & Trade Centre 2 Donghuan South Road Chaoyang District Beijing *(Note)*			Residential and commercial	Construction in progress. Expected to be completed in 2000
being: *Option 1* Levels 11, 12 and 13 in Block A1	45.2	22,565		
or				

Location	CDIL Group's attributable interest %	Approximate/ estimated gross floor area attributable to the CDIL Group sq. ft.	Usage	Current status
Option 2 Levels 17,18 and 19 in Block A1 or	45.2	22,565		
Option 3 Levels 17,18 and 19 in Block A2	45.2	22,565		

Note: On 28th August, 1999, Mr. Chien Kiang, a former shareholder of Hoben Investment Corporation Limited ("Hoben"), transferred his 25.2% interest in Hoben to Rightful Enterprises Limited ("Rightful") which, in turn, is a wholly-owned subsidiary of CDIL. As a result, Rightful has a 45.2% interest in Hoben. Hoben was interested in 50% of the share capital of, and the related shareholder's loan due from, Ming Yuan Property (Hua Bei) Corporation ("Ming Yuan") which, in turn, is holding 90% interest in Onward Science & Trade Centre Co., Ltd. ("Onward"), the developer of Onward Science & Trade Centre.

On 29th September, 1999, a sale and purchase agreement was entered into between Hoben, Hong Kong Wahsheung Properties Limited ("Wahsheung") and China Merchants Properties Holdings Company Limited (which had a 50% interest in Ming Yuan through Wahsheung) in respect of the sale and purchase of Hoben's 50% interest in the share capital of, and the related shareholder's loan to, Ming Yuan for a consideration of US$7,800,000 to be settled by way of assignment of the property. The sale and purchase agreement was completed on 30th September, 1999 and Onward entered into a pre-sale agreement in respect of the property with Hoben.

Properties held for sale

Hong Kong

Units 1 and 8 on 3/F, Unit 1 on 12/F, Units 1-6 on 15/F and Units 1-3 on 16/F Chevalier House 45-51 Chatham Road South Tsimshatsui Kowloon	100	16,108	Office premises	Leased
Units 3-5, 10 and 14 on G/F, Units 1 and 3 on 1/F, Units 18 and 19 on 9/F, Units 3 and 9 on 10/F and Units 1-2 on 15/F Chevalier Commercial Centre 8 Wang Hoi Road Kowloon Bay Kowloon	33.3	12,168	Shop/office premises	Vacant
House Nos. 6 and 7 Regent Villa Mui Wo Lantau Island New Territories	100	6,335	Residential	Leased

Valuation reports of such properties prepared by Knight Frank and C.Y. Leung are set out in appendix II to this document.

Financial information

The turnover of the CDIL Group for the two years ended 31st March, 1999 was about HK$3,422.0 million and about HK$243.3 million respectively. The net profit of the CDIL Group for the two years ended 31st March, 1999 was about HK$154.7 million and about HK$153.6 million respectively.

As at 31st March, 1999, the audited consolidated net tangible assets of the CDIL Group were about HK$807.1 million, or about HK$1.31 per Share (based on 615,964,987 Shares in issue as at the date thereof). The adjusted consolidated net tangible assets of the CDIL Group are about HK$784.2 million, or about HK$1.27 per Share (based on 615,964,987 Shares in issue as at the Latest Practicable Date). Your attention is drawn to appendix I to this document *which sets out financial information of the CDIL Group.*

INFORMATION ON THE CIHL GROUP

History

CIHL was established in 1966 under the name of CHKL to engage in the lift and escalator business. It expanded its businesses to engage in, *inter alia*, the distribution of air-conditioning systems, office electronic and automation equipment, and automobile dealership. In July 1989, it was redomiciled to Bermuda under a new holding company, CIHL.

Business

CIHL is an investment holding company. Its subsidiaries are principally engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; and the sales and servicing of business machines and a wide range of voice and data communications equipment and services.

The turnover of the CIHL Group for the two years ended 31st March, 1999 was about HK$7,478.1 million and about HK$11,693.0 million respectively. The profit attributable to shareholders of the CIHL Group for the two years ended 31st March, 1999 was about HK$195.2 million and about HK$152.6 million respectively.

As at 31st March, 1999, the audited consolidated net tangible assets of the CIHL Group were about HK$1,747.8 million, or about HK$1.57 per share (based on 1,115,181,107 shares of HK$0.25 each in the capital of CIHL in issue as at the date thereof).

As at the Latest Practicable Date, CDIL was not interested in any shares in CIHL.

INFORMATION RELATING TO CIHL AND THE EXCLUDED PERSONS

As at the Latest Practicable Date, CIHL was interested in 235,229,813 Shares, representing about 38.2% of the issued share capital of CDIL. The directors of CIHL are Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, KAN Ka Hon, WONG Kie Ngok, Alexander, TAM Kwok Wing, Iain Leonard DALE, CHENG Ming Fun, Paul and WONG Wang Fat, Andrew. The controlling shareholder of CIHL is Dr. CHOW Yei Ching, who was interested in 543,571,227 shares in CIHL (representing about 48.7% of the issued share capital of CIHL) as at the Latest Practicable Date.

As at the Latest Practicable Date, certain directors of CIHL, namely Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun (who are also the Directors) and TAM Kwok Wing (who is not a Director), were personally interested in an aggregate of 47,139,771 Shares, representing about 7.7% of the issued share capital of CDIL. Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan and TAM Kwok Wing were also interested in a total of 545,454,151 shares in CIHL as at the Latest Practicable Date, representing about 48.9% of the issued share capital of CIHL.

As at the Latest Practicable Date, Messrs. HO Chung Leung and LIU Sik Keung (who are the Directors) were personally interested in an aggregate of 4,139,222 Shares (representing about 0.7% of the issued share capital of CDIL) and 2,000,000 share options in CIHL. Mr. LIU Sik Keung was also personally interested in 1,984,017 shares in CIHL (representing about 0.2% of the issued share capital of CIHL) as at the Latest Practicable Date.

The Chevalier Group Staff Provident Fund Scheme (in which about 2,500 employees of the Chevalier group participate) was interested in 2,200,000 Shares as at the Latest Practicable Date, representing about 0.4% of the issued share capital of CDIL.

The Excluded Persons have indicated that if the Scheme is approved at the Court Meeting, all the Shares held by them will be voted in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will accordingly cease to have effect as documents or evidence of title.

Upon the approval of the Scheme by the Independent Shareholders at the Court Meeting, the passing of the special resolution to implement and give effect to the Proposal at the Special General Meeting and the sanction of the Scheme by the Supreme Court, CDIL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange. Dealings in the Shares on the Stock Exchange are expected to cease after 4:00 p.m. on Friday, 3rd December, 1999, and the listing of the Shares on the Stock Exchange is expected to be withdrawn at 10:00 a.m. on Tuesday, 14th December, 1999.

Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective by way of a press announcement.

If the Scheme is not approved or lapses, it is intended that the listing of the Shares on the Stock Exchange will be maintained.

REGISTRATION AND PAYMENT

Upon the Scheme becoming effective, cheques for cash entitlements under the Scheme will be sent to the Scheme Shareholders whose names appear on the register of members of CDIL on the Record Date.

It is proposed that the register of members of CDIL will be closed after 4:00 p.m. on Wednesday, 8th December, 1999 (or such other date as may be notified to the Shareholders by way of a press announcement) in order to establish entitlements under the Scheme. Scheme Shareholders should ensure that their Shares are lodged for registration in their names or in the names of their nominees before the register of members of CDIL is closed. The branch share registrars of CDIL in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

Assuming that the Scheme becomes effective on Friday, 10th December, 1999, cheques for cash entitlements under the Scheme are expected to be despatched on or before Monday, 20th December, 1999. On the day being six calendar months after the posting of such cheques, CIHL shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in CDIL's name with a licensed bank in Hong Kong selected by CDIL. CDIL shall hold such monies until the expiry of six years from the Effective Date and shall prior to such date make payments thereout of the sums (together with interest thereon in accordance with paragraph 4(e) of the Scheme) payable pursuant to paragraph 2 of the Scheme to persons who satisfy CDIL that they are respectively entitled thereto and the cheques referred to in paragraph 4(b) of the Scheme of which they are payees have not been cashed.

On the expiry of six years from the Effective Date, CIHL shall be released from any further obligation to make any payments under the Scheme and CDIL shall thereafter transfer to CIHL the balance (if any) of the sums then standing to the credit of the deposit account referred to in paragraph 4(e) of the Scheme, including accrued interest subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

In the absence of any specific instructions to the contrary received in writing by the branch share registrars of CDIL in Hong Kong (see above for its name and address), cheques will be sent to the persons entitled thereto at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first in such register in respect of the joint holding. All such cheques will be sent at the risk of the persons entitled thereto and neither CIHL nor CDIL will be liable for any loss or delay in transmission.

COURT MEETING AND SPECIAL GENERAL MEETING

In accordance with the direction of the Supreme Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolutions to approve the Scheme (with or without modifications). CIHL and the Excluded Persons who, as at the Latest Practicable Date, were interested in 288,708,806 Shares (representing about 46.9% of the issued share capital of CDIL), shall abstain from voting on the Scheme at the Court Meeting.

The Special General Meeting has been convened to be held immediately following the Court Meeting for the purpose of considering and, if thought fit, passing a special resolution to implement and give effect to the Proposal. All Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting. CIHL shall abstain from voting at the Special General Meeting. The Excluded Persons have indicated that if the Scheme is approved at the Court Meeting, all the Shares held by them will be voted in favour of such special resolution at the Special General Meeting.

Notices of the Court Meeting and the Special General Meeting are set out on pages 112 to 115 of this document. The Court Meeting and the Special General Meeting will be held on Wednesday, 17th November, 1999 at the respective times specified in such notices at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

ACTIONS TO BE TAKEN

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Special General Meeting are enclosed with this document.

Whether or not you are able to attend the Court Meeting and the Special General Meeting or any of them, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the instructions printed thereon, and to lodge them with the branch share registrars of CDIL in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. In order to be valid, the pink form of proxy for use at the Court Meeting should be lodged not later than 10:15 a.m. on Monday, 15th November, 1999, or alternatively, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting should be lodged not later than 10:30 a.m. on Monday, 15th November, 1999. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude you from attending and voting in person at the relevant meeting. In such event, the returned form of proxy will be deemed to have been revoked.

RECOMMENDATIONS

In the letter from Somerley to the Independent Board Committee as set out on pages 11 to 21 of this document, Somerley states that it considers the terms of the Proposal taken as a whole to be fair and reasonable so far as the Independent Shareholders are concerned, and advises the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.

The Independent Board Committee, having taken into account the opinion of Somerley and, in particular, the factors, reasons and recommendations as set out in the letter from Somerley on pages 11 to 21 of this document, considers that the terms of the Proposal taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned. **Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to implement and give effect to the Proposal at the Special General Meeting.** The letter from the Independent Board Committee is set out on page 10 of this document.

FURTHER INFORMATION

Further information is set out in the appendices to, and elsewhere in, this document, all of which form part of this Explanatory Statement.

SHARE CAPITAL

The authorised and issued share capital of CDIL as at the Latest Practicable Date were as follows:

	HK$'000
Authorised	
900,000,000 Shares	90,000
Issued and fully paid	
615,964,987 Shares	61,596

All of the Shares currently in issue rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and capital. No part of the share capital of CDIL is listed or dealt in on any stock exchange other than the Stock Exchange and no application has been made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange. No new Shares have been issued since 31st March, 1999 (the date to which the latest audited financial statements of the CDIL Group were made up) to the Latest Practicable Date.

As at the Latest Practicable Date, CDIL did not have any warrants, options, convertible securities or other securities in issue.

FINANCIAL INFORMATION

Summary of financial results for the five years ended 31st March, 1999

The following is a summary of the audited consolidated profit and loss accounts of the CDIL Group for the five years ended 31st March, 1999.

	1999 *HK$'000*	1998 *HK$'000*	1997 *HK$'000*	1996 *HK$'000*	1995 *HK$'000*
TURNOVER	243,328	3,421,965	2,601,499	2,721,080	1,043,631
OPERATING PROFIT					
Excluding exceptional items	166,280	142,882	97,441	121,693	110,348
Exceptional items	(13,549)	33,957	33,649	(84,453)	116,135
	152,731	176,839	131,090	37,240	226,483
SHARE OF RESULTS OF AN ASSOCIATED COMPANY	(277)	873	1,872	(484)	(34)
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES	(1,016)	1,030	5,420	299	(2,161)
PROFIT BEFORE TAXATION	151,438	178,742	138,382	37,055	224,288
TAXATION	(2,753)	(23,478)	(22,816)	(17,738)	(22,402)
PROFIT AFTER TAXATION	148,685	155,264	115,566	19,317	201,886
MINORITY INTERESTS	4,955	(554)	(6,250)	(6,941)	(24)
PROFIT FOR THE YEAR	153,640	154,710	109,316	12,376	201,862
DIVIDENDS	572,847	185,834	38,194	88,778	67,798
EARNINGS PER SHARE					
Basic	25 cents	28 cents	21.5 cents	2.5 cents	43 cents
DIVIDENDS PER SHARE	93 cents	33.6 cents	7.5 cents	17.7 cents	14 cents

Consolidated profit and loss accounts

Set out below is the audited consolidated profit and loss accounts of the CDIL Group for the two years ended 31st March, 1999.

	Note	1999 HK$'000	1998 HK$'000
TURNOVER	4	243,328	3,421,965
OPERATING PROFIT			
Excluding exceptional items	5	166,280	142,882
Exceptional items	6	(13,549)	33,957
		152,731	176,839
SHARE OF RESULTS OF AN ASSOCIATED COMPANY		(277)	873
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES		(1,016)	1,030
PROFIT BEFORE TAXATION		151,438	178,742
TAXATION	7	(2,753)	(23,478)
PROFIT AFTER TAXATION		148,685	155,264
MINORITY INTERESTS		4,955	(554)
PROFIT FOR THE YEAR	8	153,640	154,710
DIVIDENDS	9	572,847	185,834
EARNINGS PER SHARE	10		
Basic		25 cents	28 cents
DIVIDENDS PER SHARE		93 cents	33.6 cents

Consolidated balance sheet

Set out below is the audited consolidated balance sheet of the CDIL Group as at 31st March, 1999, together with the comparative figures as at 31st March, 1998.

	Note	1999 HK$'000	1998 HK$'000
FIXED ASSETS	11	795,141	1,042,530
PROPERTIES UNDER DEVELOPMENT	12	6,669	7,903
INTEREST IN AN ASSOCIATED COMPANY	14	48,651	48,928
INTERESTS IN JOINTLY CONTROLLED ENTITIES	15	12,703	15,311
OTHER INVESTMENTS		1	600,683
NET CURRENT ASSETS	16	336,342	300,889
		1,199,507	2,016,244
LONG-TERM LIABILITIES	17	327,542	495,132
MINORITY INTERESTS		64,868	69,458
NET ASSETS		807,097	1,451,654
Financed by:			
SHARE CAPITAL	18	61,596	61,596
RESERVES	19	745,501	1,390,058
SHAREHOLDERS' FUNDS		807,097	1,451,654

Consolidated cash flow statement

Set out below is the audited consolidated cash flow statement of the CDIL Group for the two years ended 31st March, 1999.

	Note	1999 HK$'000	1998 HK$'000
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	20	(11,094)	528,101
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		(603,645)	(58,001)
Dividends paid to minority shareholders		–	(2,805)
Dividends received from listed securities		301	317
Investment income received from investee companies		211,477	–
Interest received		7,258	7,105
Interest paid		(61,757)	(273,921)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(446,366)	(327,305)
TAXATION			
Tax paid		(5,676)	(9,650)
Tax refunded		1,131	146
TAX PAID		(4,545)	(9,504)
INVESTING ACTIVITIES			
Purchase of fixed assets		(222)	(7,267)
Disposal of fixed assets		–	27
Additional cost for properties under development		(26)	–
Purchase of subsidiaries		–	(329,416)
Disposal of subsidiaries	21	–	164,230
Purchase of associated companies		–	(2,500)
Disposal of associated companies		–	71
Advances by jointly controlled entities		1,599	15,906
Advances to jointly controlled entities		(20)	(17)
Disposal of listed securities		6,048	–
Distribution received from investee companies		528,976	–
Withdrawal of deposits with stakeholders		–	34,688
NET CASH INFLOW (OUTFLOW) FROM INVESTING ACTIVITIES		536,355	(124,278)
NET CASH INFLOW BEFORE FINANCING		74,350	67,014

	Note	1999 HK$'000	1998 HK$'000
FINANCING	22		
Advances and repayments from former ultimate holding company		–	215,623
Advances to former fellow subsidiaries		–	(15,373)
(Repayments to) advances from affiliated companies		(1,742)	135,718
Issue of new shares		–	640
Share issue and reorganisation expenses		–	(2,650)
New bank loans		–	1,501,946
Repayment of bank loans		(155,947)	(1,679,680)
Funds from minority shareholders		113	3,411
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(157,576)	159,635
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(83,226)	226,649
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		185,414	(41,732)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		(14)	497
CASH AND CASH EQUIVALENTS AT END OF YEAR	23	102,174	185,414

Balance sheet of CDIL

	Note	1999 HK$'000	1998 HK$'000
INTERESTS IN SUBSIDIARIES	*13*	671,052	772,823
NET CURRENT ASSETS	*16*	95,748	163,820
NET ASSETS		766,800	936,643
Financed by:			
SHARE CAPITAL	*18*	61,596	61,596
RESERVES	*19*	705,204	875,047
SHAREHOLDERS' FUNDS		766,800	936,643

Notes to financial statements

1. **General**

CDIL was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on the Stock Exchange.

2. **Adoption of Statements of Standard Accounting Practice**

In the current year, the CDIL Group has adopted the following new/revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants.

SSAP 5 (Revised)	Earnings Per Share
SSAP 20	Related Party Disclosures
SSAP 21	*Accounting for Interests in Joint Ventures*
SSAP 22	Inventories

The adoption of SSAP 5 (Revised) has resulted in some modifications to the basis of calculation of earnings per Share and to the disclosures presented for earnings per Share (see note 10). Amounts presented for the prior year have been restated to reflect the requirement of SSAP 5 (Revised).

SSAP 20 requires the disclosure of details of transactions with specified related parties (see note 27).

SSAP 21 specifies the accounting treatment to be adopted for joint ventures. In previous years, joint venture *arrangements have been accounted for as associated companies. Adoption of the new standard has resulted* in the separate identification of joint ventures in the financial statements. However, since the basis of accounting used for joint ventures is the same as that specified for associated companies, there has been no effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

SSAP 22 specifies the accounting treatment to be adopted for inventories. The adoption of that standard has resulted in some changes in terminology and presentation, but does not have any effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. ***Principal accounting policies***

The principal accounting policies, which have been adopted by the CDIL Group in preparing these financial statements and which conform with accounting principles generally accepted in Hong Kong, are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of CDIL and its subsidiaries made up to 31st March each year and also incorporate the CDIL Group's interests in associated companies and jointly controlled entities on the basis set out below.

Results of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account as from their respective dates of acquisition or up to the dates of disposal as the case may be.

All significant inter-company transactions and balances within the CDIL Group have been eliminated on consolidation.

(b) Goodwill on consolidation

Goodwill which represents the excess of purchase consideration over the fair value ascribed to the CDIL Group's share of the separable net assets at the date of acquisition of subsidiaries, associated companies or jointly controlled entities is written off to capital reserve immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration, is credited to reserves in the year of acquisition.

(c) Subsidiaries

A subsidiary is an enterprise in which CDIL, directly or indirectly, holds more than half of its issued equity share capital, controls more than half of its voting power or where CDIL controls the composition of its board of directors or equivalent governing body. Investments in subsidiaries are carried in CDIL's balance sheet at cost less provision, if necessary, for any permanent diminution in value.

(d) Associated companies

An associated company is an enterprise over which the CDIL Group is in a position to exercise significant influence in its management, including participation in financial and operating policy decisions.

The consolidated profit and loss account includes the CDIL Group's share of the post-acquisition results of its associated companies for the year. In the consolidated balance sheet, interests in associated companies are stated at the CDIL Group's share of the net assets of the associated companies.

When the CDIL Group transacts with its associated companies, unrealised profits and losses are eliminated to the extent of the CDIL Group's interest in the relevant associated company, except where unrealised losses provide evidence of an impairment of the assets transferred.

The results of associated companies are accounted for by CDIL on the basis of dividends received and receivable during the year. In CDIL's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any permanent diminution in value.

(e) Joint ventures

A joint venture is a contractual arrangement whereby the CDIL Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The CDIL Group's interests in jointly controlled entities are included in the consolidated balance sheet at the CDIL Group's share of the net assets of the jointly controlled entities. The CDIL Group's share of post-acquisition results of jointly controlled entities is included in the consolidated profit and loss account.

When the CDIL Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the CDIL Group's interest in the jointly controlled entities, except where unrealised losses provide evidence of an impairment of the assets transferred.

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the CDIL Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the CDIL Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the CDIL Group.

(f) Other investments

Long-term investments in companies or entities which are not subsidiaries, associated companies or joint ventures are carried at cost less provision where the recoverable amount of these investments falls below the carrying value. Income from these investments is accounted for on the basis of dividends or distributions received or receivable during the year.

Listed securities held for short-term trading purposes are stated at the lower of cost and market value.

(g) Fixed assets and depreciation

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are revalued on an open market value basis by independent valuers at least once every three years and, during each of the intervening years, by the Directors in consultation with qualified personnel. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. On the disposal of a revalued asset, the attributable revaluation surplus is transferred to the profit and loss account.

No depreciation is provided on investment properties with a lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Hotel property

Hotel property and their internal fixed plant are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Such properties are revalued on an open market value basis by independent valuers or by the Directors by reference to a valuation made by qualified personnel whenever the carrying values differ significantly from their market values. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, then it is recognised as an income. A decrease in net carrying amount arising on revaluation of an asset is charged to the profit and loss account to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on straight-line basis on hotel properties over the remaining term of the relevant land lease.

Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is provided on the cost of other fixed assets over their estimated useful lives and after taking into account their estimated residual value, on a reducing balance basis, at the following rates per annum:

	Computer equipment	Others
Initial charge upon purchase	20%	20%
Annual charge	40%	20%

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is written down to reflect the decline in value. In determining the recoverable amounts of fixed assets, expected future cash flows have not been discounted to their present values.

When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements. Gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

(h) Properties for sale and under development

Properties for sale are stated at the lower of cost and net realisable value. Cost includes cost of acquisition and other direct expenses. Net realisable value is determined by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

Properties under development are stated at cost less provision for diminution in value where appropriate. Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is determined by management based on prevailing market conditions.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all cost of purchase and other cost incurred in bringing the inventories to their present location, is calculated on the weighted average basis. Net realisable value represents the expected selling price less costs to be incurred in selling and distribution.

(j) Revenue recognition

Rental income is recognised on a straight-line basis over the terms of the respective leases.

Income from rendering of services is recognised at the time when services are rendered.

Interest income is accrued on a time proportion basis by reference to the principal outstanding and at the interest rates applicable.

Dividend income from investments is recognised when the CDIL Group's right to receive payment has been established.

Income from sale of listed securities is recognised on the transaction date.

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the CDIL Group and income on fixed assets of the CDIL Group leased to third parties are dealt with in the profit and loss account on a straight-line basis over the terms of the relevant leases.

(l) Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, that is, assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

(m) Foreign currency translation

The accounting records of the CDIL Group, except those companies not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions or at the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the approximate rates of exchange ruling at the balance sheet date. Profits and losses arising on translation are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(n) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

4. **Turnover**

Turnover represents revenue arising from:

	1999 *HK$'000*	**1998** *HK$'000*
Continuing operations:		
Sale of properties	–	1,676,848
Renting of premises	81,678	77,391
Hotel operation	7,552	9,811
Bank and other deposits	7,244	6,128
Trading of listed shares and dividend income	6,348	317
Income from investments in property development projects	140,506	–
	243,328	1,770,495
Discontinued operations:		
Building construction	–	1,243,178
Civil engineering	–	145,497
Sale and installation of building materials and equipment	–	256,096
Building management services	–	6,699
	–	1,651,470
	243,328	3,421,965

5. Operating profit excluding exceptional items

	1999 HK$'000	1998 HK$'000
Continuing operations	166,280	71,095
Discontinued operations	–	71,787
	166,280	142,882
Operating profit excluding exceptional items is arrived at after charging:		
Interest on bank loans, overdrafts and other loans wholly repayable within 5 years	60,721	234,269
Less: Amount capitalised to development projects (1998: and contract work) *(note a)*	(13,894)	(173,646)
	46,827	60,623
Depreciation of fixed assets	6,284	24,024
Less: Amount capitalised to contract work	–	(2,332)
	6,284	21,692
Directors' emoluments		
Fees	240	240
Salaries, allowances and benefits in kind	–	–
Contribution to retirement schemes	–	–
Bonuses	–	–
Auditors' remuneration	724	794
Operating lease payments in respect of:		
Leasing of premises	207	909
Plant, barges and dredgers	–	91,379
	207	92,288
Less: Amount capitalised to contract work	–	(91,075)
	207	1,213
Loss on disposal of fixed assets	76	35
Exchange loss	1,722	–
and crediting:		
Net rental income *(note b)*	73,820	56,251
Interest income	7,258	6,128
Exchange gain	–	52
Profit on trading of listed securities	1,087	–

Notes:

(a) Interest is capitalised at an average rate of approximately 11% per annum.

(b) Including rental income of HK$2,526,000 (1998: HK$3,984,000) less expenses of HK$978,000 (1998: HK$960,000) from jointly controlled assets.

6. **Exceptional items**

	1999 HK$'000	1998 HK$'000
Discontinued operations:		
Profit on disposal of subsidiaries	–	15,094
Continuing operations:		
Profit on disposal of subsidiaries, associated companies and jointly controlled entities	–	28,096
	–	43,190
Less: Direct expenses on disposal of subsidiaries	–	2,570
	–	40,620
Deficit on revaluation of properties	(13,549)	(6,663)
	(13,549)	33,957

Note: Profit on disposal of subsidiaries, associated companies and jointly controlled entities represents the result of disposal of the CDIL Group's interests in companies engaging in private sector participation scheme projects, building management business and building materials supplies business to its then ultimate holding company pursuant to the group reorganisation in the year 1997/98. The profit is determined as the difference between the sale proceeds and the carrying values of the net assets disposed of.

7. **Taxation**

	1999 HK$'000	1998 HK$'000
Hong Kong profits tax		
CDIL and subsidiaries	2,740	23,037
Jointly controlled entities	13	441
	2,753	23,478

Provision for Hong Kong profits tax is calculated at the rate of 16% (1998: 16.5%) on the estimated assessable profits of each company comprising the CDIL Group.

Details of the potential deferred tax charge (credit) not provided for in the year are set out in note 25.

8. **Profit for the year**

Of the profit for the year of HK$153,640,000 (1998: HK$154,710,000), HK$403,004,000 (1998: HK$317,148,000) was dealt with in the financial statements of CDIL, and losses of HK$277,000 (1998: profit of HK$873,000) and HK$1,029,000 (1998: HK$11,000) was attributable to losses sustained by an associated company and jointly controlled entities respectively.

9. Dividends

	1999 *HK$'000*	1998 *HK$'000*
Interim dividend paid HK$0.1 per Share on 615,964,987 Shares (1998: HK$0.06 per Share on 611,688,018 Shares)	61,596	36,701
Special interim dividend paid HK$0.8 per Share on 615,964,987 Shares (1998: HK$0.1958 per Share on 509,802,902 Shares)	492,772	99,823
Proposed final dividend HK$0.03 per Share on 615,964,987 Shares (1998: HK$0.08 per Share on 615,964,987 Shares)	18,479	49,277
Additional final dividends for prior year distribution	–	33
	572,847	185,834

10. Earnings per Share

The calculation of the basic and diluted earnings per Share is based on the following data:

	1999 *HK$'000*	1998 *HK$'000*
Earnings for the purposes of basic and diluted earnings per Share	153,640	154,710

	1999 *'000*	1998 *'000*
Weighted average number of ordinary Shares for the *purpose of basic earnings per Share*	615,965	552,563
Effect of dilutive potential ordinary Shares:		
Share options	25	72
Weighted average number of ordinary Shares for the purpose of diluted earnings per Share	615,990	552,635

11. Fixed assets

	Investment properties			Hotel property		
		Hong Kong				
	Overseas on freehold land	under medium-term leases	under long-term lease	Other region of PRC under medium-term lease	Furniture, fixtures, office equipment and motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE CDIL GROUP						
AT COST OR VALUATION						
At 1st April, 1998	23,844	880,300	75,000	48,000	43,848	1,070,992
Additions	4	–	–	164	54	222
Disposals	–	–	–	(28)	(94)	(122)
Deficit on revaluation	(261)	(215,567)	(10,000)	(17,136)	–	(242,964)
Exchange adjustment	(1,400)	–	–	–	–	(1,400)
At 31st March, 1999	22,187	664,733	65,000	31,000	43,808	826,728
ACCUMULATED DEPRECIATION						
At 1st April, 1998	–	–	–	–	28,462	28,462
Charge for the year	–	–	–	3,113	3,171	6,284
Eliminated upon disposals	–	–	–	–	(46)	(46)
Eliminated upon revaluation	–	–	–	(3,113)	–	(3,113)
At 31st March, 1999	–	–	–	–	31,587	31,587
NET BOOK VALUES						
At 31st March, 1999	22,187	664,733	65,000	31,000	12,221	795,141
At 31st March, 1998	23,844	880,300	75,000	48,000	15,386	1,042,530
An analysis of the cost and valuation of the CDIL Group's fixed assets is as follows:						
At cost	–	–	–	–	43,808	43,808
At 1999 professional valuation	22,187	664,733	65,000	31,000	–	782,920
	22,187	664,733	65,000	31,000	43,808	826,728

Notes:

(a) Investment properties in Hong Kong with a carrying value of approximately HK$28,333,000 (1998: HK$32,000,000) represent the CDIL Group's share of interest in jointly controlled assets.

(b) The properties of the CDIL Group were revalued by independent professional valuers on an open market value basis on 31st March, 1999. The properties situated in Hong Kong were valued by Knight Frank, international property surveyors and valuers whereas those properties situated in other regions of the PRC and overseas were valued by C.Y. Leung, professional valuers.

(c) Had the hotel property been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 1999 would be HK$51,212,000 (1998: HK$54,189,000).

(d) Gross rental income derived from investment properties for the year amounted to HK$77,720,000 (1998: HK$38,896,000).

12. Properties under development

THE CDIL GROUP	Overseas properties on freehold land 1999 HK$'000	1998 HK$'000
Balance at 1st April	7,903	8,120
Exchange adjustments	(464)	(217)
Additions	26	–
Provision for loss	(796)	–
Balance at 31st March	6,669	7,903

13. Interests in subsidiaries

	CDIL 1999 HK$'000	1998 HK$'000
Unlisted shares, at cost	1	1
Amounts due from subsidiaries	917,555	1,223,162
Amounts due to subsidiaries	(206,504)	(450,340)
Provision	(40,000)	–
	671,052	772,823

14. Interest in an associated company

	THE CDIL GROUP 1999 HK$'000	1998 HK$'000
Share of net assets of an unlisted associated company	48,651	48,928

Particulars regarding the associated company of the CDIL Group are as follows:

Name of associated company	Country of incorporation/ operation	Class of shares held	Percentage of issued share capital held	Principal activities
Hoben Investment Corporation	Panama/ Hong Kong	Ordinary shares	20	Investment holding

15. Interests in jointly controlled entities

	THE CDIL GROUP 1999 HK$'000	1998 HK$'000
Share of net assets of jointly controlled entities	4,658	5,687
Amounts due from jointly controlled entities	26,814	26,794
Amounts due to jointly controlled entities	(18,769)	(17,170)
	12,703	15,311

16. Net current assets

	The CDIL Group		CDIL	
	1999	1998	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
CURRENT ASSETS				
Properties for sale				
– completed *(note a)*	36,110	36,110	–	–
– under development	386,974	216,647	–	–
Inventories *(note b)*	1,137	1,434	–	–
Debtors, deposits and prepayments	23,546	35,769	656	21,696
Securities listed in Hong Kong *(note c)*	827	6,164	–	–
Tax prepaid	–	–	1,654	1,214
Cash and bank balances	155,112	202,105	152,625	194,037
	603,706	498,229	154,935	216,947
CURRENT LIABILITIES				
Dividend proposed	18,479	49,277	18,479	49,277
Provision for taxation	10,890	12,695	–	–
Amounts due to affiliated companies	–	1,742	–	1,742
Creditors, deposits and accruals *(note d)*	87,361	30,603	1,958	2,108
Current portion of long-term bank loans				
– secured	97,696	81,571	–	–
Short-term bank loans and overdrafts				
– secured *(note e)*	52,938	21,178	38,750	–
– unsecured	–	274	–	–
	267,364	197,340	59,187	53,127
	336,342	300,889	95,748	163,820

Notes:

(a) Completed properties include the CDIL Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,151,000 (1998: HK$17,151,000).

(b) The cost of inventories represents cost of food and other consumables. Inventories recognised as an expense during the year was HK$910,000 (1998 : HK$1,173,000).

(c) The market value of securities listed in Hong Kong as at 31st March, 1999 was HK$827,000 (1998: HK$6,332,000).

(d) The CDIL Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors, deposits and accruals amounted to HK$762,000 (1998: HK$1,783,000).

(e) The short-term bank loans are secured by fixed charges over the investment properties of the CDIL Group with carrying values of HK$22,187,000 (1998: HK$23,844,000).

17. Long-term liabilities

	THE CDIL GROUP	
	1999	1998
	HK$'000	*HK$'000*
Bank loans–secured		
Repayable within a period of:		
more than 1 year but not exceeding 2 years	203,671	159,435
more than 2 years but not exceeding 5 years	119,521	290,834
more than 5 years	4,350	44,863
	327,542	495,132

The bank loans are secured by fixed charges on the investment properties of the CDIL Group with a total carrying value of HK$682,000,000 (1998: HK$898,250,000) and the CDIL Group's interest in a subsidiary with a net asset value of HK$21,954,000 (1998: HK$34,452,000). The above loans carry interest at commercial rates and are repayable by instalments, the last of which falls due in the year 2004.

18. Share capital

	1999	1998
	HK$'000	*HK$'000*
Authorised:		
900,000,000 ordinary shares of HK$0.10 each	90,000	90,000
Issued and fully paid:		
615,964,987 ordinary shares of HK$0.10 each	61,596	61,596

Notes:

Share option scheme

A Share option scheme for the benefit of full-time employees of CDIL and its subsidiaries was approved and adopted in 1991 under which the Directors may invite full-time employees, including executive Directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of CDIL's shares on the five business days last preceding the offer date or the nominal value of these shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which the options are granted.

Particulars of the options exercised during the year are as follows:

	Number of Shares issuable under options			
Price per Share to be paid on exercise of option	**Outstanding at beginning of year**	**Exercised during the year**	**Expired during the year**	**Outstanding at end of year**
HK$1.16	152,000	–	152,000	–

No option was granted during the year.

19. Reserves

THE CDIL GROUP

	Share premium HK$'000	Capital reserve HK$'000	Investment property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 1998	555,733	117,816	270,020	4,180	442,309	1,390,058
Profit for the year	-	-	-	-	153,640	153,640
Dividends *(note 9)*	-	-	-	-	(572,847)	(572,847)
Net deficit on revaluation of properties	-	-	(226,302)	-	-	(226,302)
Surplus on translation of financial statements of foreign subsidiaries	-	-	-	952	-	952
At 31st March, 1999	555,733	117,816	43,718	5,132	23,102	745,501

CDIL

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 1998	555,733	144,519	174,795	875,047
Profit for the year	–	–	403,004	403,004
Dividends *(note 9)*	–	–	(572,847)	(572,847)
At 31st March, 1999	555,733	144,519	4,952	705,204

Notes:

(a) Contributed surplus arises from the acquisition of subsidiaries, associated companies, jointly controlled entities, loans and businesses and represents the difference of the total value of net assets acquired and the nominal amount of CDIL's shares issued for their acquisition. Under the Companies Act, the contributed surplus of CDIL is distributable to Shareholders.

(b) Retained profits of the CDIL Group at the balance sheet date include the CDIL Group's share of the post-acquisition results of an associated company and jointly controlled entities as follows:

	1999 HK$'000	1998 HK$'000
Associated company	1,984	2,261
Jointly controlled entities	(34,202)	(33,173)
	(32,218)	(30,912)

(c) At the balance sheet date, CDIL's reserves available for distribution to Shareholders amounted to HK$149,471,000 (1998: HK$319,314,000).

20. Reconciliation of profit before taxation to net cash (outflow) inflow from operating activities

	1999	1998
	HK$'000	*HK$'000*
Profit before taxation	151,438	178,742
Share of results of an associated company	277	(873)
Share of results of jointly controlled entities	1,016	(1,030)
Dividend income	(301)	(317)
Investment income	(140,506)	–
Interest income	(7,258)	(6,128)
Interest expenses	46,827	60,623
	(99,945)	52,275
Operating profit before interests, dividends and taxation	51,493	231,017
Depreciation	6,284	21,692
Loss (gain) on disposal of subsidiaries, associated companies and jointly controlled entities	53	(40,620)
Deficit on revaluation of properties	13,549	6,663
Loss on disposal of fixed assets	76	35
Profit on trading of listed securities	(1,087)	–
Provision for loss on properties under development	796	–
Loss in value of listed securities	376	4,395
Provision for loss on interests in jointly controlled entities	–	1,560
(Increase) decrease in properties for sales	(156,433)	145,293
Decrease in inventories	297	23,228
Decrease (increase) in debtors, deposits and prepayments	14,014	(134,432)
Increase in creditors, deposits and accruals	59,488	268,541
Exchange difference	–	729
	(62,587)	297,084
Net cash (outflow) inflow from operating activities	(11,094)	528,101

21. Disposal of subsidiaries

	1999	1998
	HK$'000	*HK$'000*
Net assets disposed of during the year:		
Assets		
Fixed assets	–	29,536
Interests in jointly controlled entities	–	22,958
Other investments	52	–
Properties under development	–	6,016,785
Stocks and work-in-progress	–	192,340
Debtors, deposits and prepayments	1	929,413
Amounts due from former fellow subsidiaries	–	14,470
Cash and bank balances	–	32,560
	53	7,238,062
Less:		
Liabilities		
Bank loans and overdrafts	–	4,703,302
Taxation	–	26,401
Creditors and accruals	–	1,111,926
Amount due to former ultimate holding company	–	438,967
Amounts due to affiliated companies	–	133,976
Long-term bank loans	–	493,857
	53	329,633
Less:		
Minorities' share of net assets	–	79,062
Distribution of shares in CCHL	–	99,823
	53	150,748
(Loss) profit on disposal	(53)	42,875
Consideration satisfied by cash	–	193,623

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary undertakings:

	1999	1998
	HK$'000	*HK$'000*
Cash consideration	–	193,623
Direct expenses on disposal of subsidiaries	–	(2,570)
Bank balances disposed of	–	(32,560)
Bank loans and overdrafts disposed of	–	5,737
Net inflow of cash and cash equivalents in respect of disposal of subsidiaries	–	164,230

The contribution of profits to the CDIL Group's results for the year by these subsidiaries are as follows:

	1999 HK$'000	1998 HK$'000
Turnover	140,506	3,172,500
Operating profit	140,442	125,201
Share of results of jointly controlled entities	–	1,735
Profit before taxation	140,442	126,936
Taxation	–	(16,715)
Profit after taxation	140,442	110,221
Minority interests	–	(4,362)
Profit attributable to shareholders	140,442	105,859
Dividend	(140,442)	(61,100)
	–	44,759

The subsidiaries sold during the year paid HK$11,000 in respect of the CDIL Group's net operating cash flows, contributed HK$71,035,000 in respect of net returns on investments and servicing of finance, contributed HK$528,976,000 in respect of investing activities and utilised HK$600,000,000 for financing activities.

22. Analysis of changes in financing during the year

	Bank loans HK$'000	Share capital and premium HK$'000	Capital reserve HK$'000	Minority interests HK$'000	Amounts due to affiliated companies HK$'000	Total HK$'000
Financing at beginning of year	581,464	617,329	117,816	69,458	1,742	1,387,809
Cash inflow (outflow) from financing	(155,947)	–	–	113	(1,742)	(157,576)
Effect of changes in foreign exchange rates	(279)	–	–	–	–	(279)
Minority's share of loss and reserves	–	–	–	(4,703)	–	(4,703)
Financing at end of year	425,238	617,329	117,816	64,868	–	1,225,251

23. Analysis of the balances of the cash and cash equivalents

	1999 HK$'000	1998 HK$'000
Cash and bank balances	155,112	202,105
Bank loans and overdrafts	(52,938)	(16,691)
	102,174	185,414

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

24. Emoluments of directors and senior management

Details of the emoluments paid to the Directors during the year are set out in note 5.

No emoluments were paid to the executive Directors during the two years.

Except for the Directors' fee of HK$240,000 (1998: HK$240,000) paid to independent non-executive Directors, no other emoluments were paid to the independent non-executive Directors and non-executive Directors during the two years ended 31st March, 1999.

The emoluments of all the Directors fall within the band HK$0 – HK$1,000,000.

The total emoluments of the five highest paid individuals, none of them is a Director, are as follows:

	1999	1998
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	1,145	2,897
Contributions to retirement scheme	–	113
Benefits from share options exercised	–	1,079
Bonuses	204	–
	1,349	4,089

The emoluments of the five highest paid individuals during the two years fall within the band of HK$0 – HK$1,000,000.

25. Deferred taxation

At the balance sheet date, the major components of potential deferred tax assets (liabilities) of the CDIL Group not accounted for in the financial statements are as follows:

	1999	1998
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	(1,728)	(4,771)
Unutilised tax losses	7,377	8,090
Effect of change in tax rate from 16.5% to 16%	–	20
	5,649	3,339

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Deferred tax has not been accounted for on the revaluation deficit arising on the revaluation of properties in Hong Kong as profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purposes.

The amount of the unprovided deferred tax charge (credit) for the year is as follows:

	1999	1998
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	(2,898)	(2,110)
Unutilised tax losses	588	3,331
Effect of change in tax rate	–	(20)
	(2,310)	1,201

There is no material deferred taxation for CDIL provided or unprovided for.

Potential deferred tax assets attributable to unutilised tax losses at 31st March, 1999 of foreign subsidiaries will expire in the following years:

	1999	**1998**
	HK$'000	*HK$'000*
1999	–	7
2000	48	148
2001	14	267
2002	25	177
2003	2,297	2,440
2004	73	78
2005	94	100
2006	256	–

26. Contingent liabilities and commitments

At the balance sheet date, the CDIL Group had the following contingent liabilities and commitments:

(a) contingent liabilities in respect of a guarantee given to an affiliated company for mortgage finance provided to the purchasers of the CDIL Group's properties amounting to HK$6,344,000 (1998: HK$6,367,000).

(b) commitments in respect of costs to complete the development of the properties amounting to approximately HK$104,000,000 (1998: HK$268,000,000).

(c) share of commitment of the jointly controlled entities amounting to HK$12,076,000 (1998: HK$12,076,000).

27. Related party transactions

CIHL, CITL, CCHL and their respective subsidiaries, associated companies and jointly controlled entities are regarded as related parties for the purposes of SSAP20. Details of the material transactions between the CDIL Group and the CIHL, CITL and CCHL groups during the year are as follows:

(a) On 1st April, 1998, CDIL entered into a management agreement with CIHL whereby the latter will provide company secretarial, accounting, treasury, electronic data processing, personnel and property management services to the CDIL Group for a term of one year ended on 31st March, 1999 at a management fee of HK$2,000,000 (1998: HK$2,000,000).

(b) During the year, the CDIL Group received rentals determined with reference to market rates, of approximately HK$49,778,000 (1998: HK$45,456,000), HK$12,592,000 (1998: HK$14,243,000) and HK$2,893,000 (1998: HK$3,214,000) from the CIHL Group, the CITL group and the CCHL group respectively for the use of the CDIL Group's properties.

(c) During the year, the CIHL Group made supplies to and provided installation services for lifts, aluminium windows, electrical and mechanical equipment to the CDIL Group at consideration determined with reference to market prices. The value of work and equipment supplied to the CDIL Group during the year and the cost payable at the balance sheet date amounted to approximately HK$54,016,000 (1998: HK$9,902,000) and HK$40,595,000 (1998 : Nil) respectively.

(d) One of CDIL's subsidiaries entered into an agreement with the CIHL Group for the management and consultancy services provided for the property development projects of the CDIL Group. Consultancy fee paid which was calculated based on CIHL Group's cost for the provision of these services amounted to HK$3,846,000 (1998: Nil).

Apart from the above, during the year, the CDIL Group made/obtained repayments to/from and made/ obtained advances to/from jointly controlled entities. The balances with these companies are unsecured, interest-free and without fixed terms of repayment. The outstanding balances as at 31st March, 1999 are disclosed in note 15 .

Unaudited consolidated results of the CDIL Group for the four months ended 31st July, 1999

The unaudited consolidated results of the CDIL Group for the four months ended 31st July, 1999 before incorporating deficit on revaluation of properties and property interests are set out below.

	For the four months ended 31st July, 1999 *HK$'000*
Turnover	31,239
Operating profit	16,863
Share of results of an associated company	(96)
Share of results of jointly controlled entities	(2)
Profit before taxation	16,765
Taxation	(1,928)
Profit after taxation	14,837
Minority interests	(8)
Profit for the period	14,829

Statement of the adjusted consolidated net tangible assets

The following is a statement of the adjusted consolidated net tangible assets of the CDIL Group, based on the audited consolidated financial statements of the CDIL Group as at 31st March, 1999 and adjusted as follows.

	HK$'000
Audited consolidated net assets of the CDIL Group as at 31st March, 1999	807,097
Adjustments	
Add: Unaudited profit for the period from 1st April, 1999 to 31st July, 1999 *(Note 1)*	14,829
Exchange reserve movement for the period from 1st April, 1999 to 31st July, 1999 *(Note 2)*	(447)
Deficit arising from the valuation of properties and property interests of the CDIL Group on 31st August, 1999 *(Note 3)*	(37,240)
Adjusted consolidated net tangible assets of the CDIL Group	784,239
Adjusted consolidated net tangible asset value per Share based on 615,964,987 Shares in issue as at the Latest Practicable Date	HK$1.27

Notes:

1. The profit after taxation for the period is arrived at before adjusting for the deficit arising from the valuation of properties and property interests of the CDIL Group.

2. This represents the difference arising from the translation to Hong Kong dollars of the financial statements of overseas subsidiaries and subsidiaries in other regions of the PRC at the rates of exchange ruling at 31st July, 1999.

3. This represents the deficit arising from the valuations of the properties and property interests attributable to the CDIL Group as at 31st August, 1999 contained in the valuations by C.Y. Leung and Knight Frank, as compared with the carrying value of such properties and property interests as at 31st March, 1999, after adjusting for the effect of taxation. The valuations of the properties and property interests attributable to the CDIL Group as at 31st August, 1999 will not be incorporated in the audited accounts of the CDIL Group for the year ending 31st March, 2000, as it is expected that those properties and property interests held for investment purposes will be stated at their open market values as at 31st March, 2000 based on revaluations made by independent professional valuers on that day, and those properties and property interests held for trading purposes will be stated at the lower of cost and net realisable value as at 31st March, 2000.

Statement of indebtedness

As at the close of business on 31st August, 1999 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document), the CDIL Group had outstanding borrowings comprising bank loans of about HK$431.7 million. Such borrowings were secured by certain properties and property interests held by the CDIL Group in Hong Kong and Canada.

As at the same date, the CDIL Group had contingent liabilities in the amount of about HK$6.2 million in respect of a guarantee given to an affiliated company for mortgage financing provided to the purchasers of the CDIL Group's properties. In addition, the CDIL Group had commitments in the amount of about HK$69.3 million in respect of costs to complete the development of properties, and the amount of about HK$12.1 million in respect of share of commitment of jointly controlled entities.

Save as set out in the preceding paragraphs and apart from intra-group liabilities, none of the companies of the CDIL Group had outstanding as at the close of business on 31st August, 1999 any mortgages, charges, debentures, loan capital and overdrafts, or other similar indebtedness, finance leases or hire-purchase commitments, liabilities under acceptances or acceptances credits or any guarantees or other material contingent liabilities.

MATERIAL ADVERSE CHANGE

Save as disclosed above, the Directors are not aware of any material adverse change in the financial or trading position of the CDIL Group since 31st March, 1999, the date to which the latest audited consolidated financial statements of the CDIL Group were made up.

The following is the text of the letter, summary of valuation and valuation certificate received from Knight Frank, prepared for the purpose of inclusion in this document, in connection with its valuation as at 31st August, 1999 of the property interests of the CDIL Group in Hong Kong.

Knight Frank
簡福飴測量行
32nd Floor, AIA Tower
183 Electric Road
North Point
Hong Kong

22nd October, 1999

The Directors
Chevalier Development International Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the properties owned by Chevalier Development International Limited ("CDIL") and its subsidiaries (together referred to as the "CDIL Group"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as at 31st August, 1999.

We have valued each of the properties at its open market value which we would define as meaning "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owners sell the properties on the open market in their existing state without the benefit of deferred terms contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to increase the value of such properties.

In valuing the properties in Groups I and II which are held for investment and sale, we have valued the properties by reference to comparable market transactions and where appropriate on the basis of capitalization of the net income shown on the schedules handed to us. We have allowed for outgoings and in some cases made provisions for reversionary income potential. Properties which are owner-occupied or vacant have been valued assuming sale with vacant possession.

In valuing those properties which are held from the Government for terms expired before 30th June, 1997, we have taken account of the stipulations contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the question of Hong Kong and the New Territories Leases (Extension) Ordinance that such leases have been extended without premium until 30th June, 2047 and that an annual rent at three per cent. of the rateable value of each of the properties is charged from the date of extension.

We have relied to a considerable extent on the information provided by CDIL Group and have accepted advice given to us by CDIL Group on such matters as statutory notices, easements, tenure, particulars of occupancy, floor areas and all other relevant matters. We have caused searches to be made at the relevant Land Registries. However, we have not scrutinised the original documents to verify ownership or to ascertain any amendments which may not appear on the copies handed to us. All documents and leases have been used as reference only and all dimensions, measurements and areas are only approximations.

We have inspected the exterior and, where possible, the interior of all the properties valued. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free of rot, infestation or any other defects. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

We enclose herewith our summary of valuation and valuation certificate.

Yours faithfully,
for and on behalf of
KNIGHT FRANK
C.K. Lau
AHKIS ARICS RPS(GP)
Director

SUMMARY OF VALUATION

Group I – Properties held by the CDIL Group for investment

	Property	Capital value in existing state as at 31st August, 1999 *HK$*	Interest attributable to the CDIL Group *%*	Capital value in existing state attributable to the CDIL Group as at 31st August, 1999 *HK$*
1.	No. 9 Henderson Road, Jardine's Lookout, Hong Kong	70,000,000	100	70,000,000
2.	Chevalier Engineering Service Centre, No. 21 Sheung Yuet Road, Kowloon Bay, Kowloon	135,000,000	100	135,000,000
3.	Office Unit Nos. 11-19 on 10th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon	35,000,000	100	35,000,000
4.	19th, 20th, 21st, 22nd and 23rd Floors, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon	348,000,000	100	348,000,000
5.	Car Parking Space Nos. 1 to 29 and Nos. L1 to L13 on 2nd Floor, Car Parking Space Nos. 1 to 71 on 3rd Floor and Car Parking Space Nos. 1 to 88 on 5th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon	80,000,000	33.3	26,640,000
6.	Workshops C12 and C13 on 4th Floor of Block C and Car Parking Space No. 4 on the Basement, Hong Kong Industrial Centre, Nos. 489-491 Castle Peak Road, Cheung Sha Wan, Kowloon	2,900,000	100	2,900,000
7.	Ground Floor of Block A, East Sun Industrial Centre, No. 16 Shing Yip Street, Kwun Tong, Kowloon	12,500,000	100	12,500,000

	Property	Capital value in existing state as at 31st August, 1999 *HK$*	Interest attributable to the CDIL Group *%*	Capital value in existing state attributable to the CDIL Group as at 31st August, 1999 *HK$*
8.	Car Parking Space Nos. 23 and 24 on Ground Floor, East Sun Industrial Centre, No. 16 Shing Yip Street, Kwun Tong Kowloon	700,000	100	700,000
9.	Chevalier Warehouse Building, No. 3 On Fuk Street, On Lok Tsuen, Fanling, New Territories	57,000,000	100	57,000,000
10.	Unit A and Car Parking Space No. L2 on 2nd Floor, Co-Tack Industrial Building, No. 17 Kin Fat Street, Tuen Mun, New Territories	1,500,000	100	1,500,000
			Sub-total :	689,240,000
	Group II – Properties held by the CDIL Group for sale			
11.	Office Nos. 1 and 8 on 3rd Floor, Office No. 1 on 12th Floor, Office Nos. 1-6 on 15th Floor and Office Nos. 1-3 on 16th Floor, Chevalier House, Nos. 45-51 Chatham Road South, Tsim Sha Tsui, Kowloon	42,500,000	100	42,500,000
12.	Shop Unit Nos. 3, 4, 5, 10 and 14 on Ground Floor, Shop Unit Nos. 1 and 3 on 1st Floor, Office Unit Nos. 18 and 19 on 9th Floor, Office Unit Nos. 3 and 9 on 10th Floor and Office Unit Nos. 1 and 2 on 15th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon	80,000,000	33.3	26,640,000
13.	House Nos. 6 and 7, Regent Villa, Mui Wo, Lantau Island, New Territories	8,300,000	100	8,300,000
			Sub-total :	77,440,000
			Grand-total :	766,680,000

VALUATION CERTIFICATE

Group I – Properties held by the CDIL Group for investment

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
1.	No. 9 Henderson Road, Jardine's Lookout, Hong Kong Inland Lot No. 7351	The property comprises a 3-storey detached town house erected on a site with a site area of approximately 10,632 sq.ft. The property was completed in about 1988. The gross floor area of the property is approximately 9,501 sq.ft. inclusive of ancillary areas such as swimming pool, terrace and garage of approximately 2,356 sq.ft.. The property is held under a Government lease for a term of 75 years from 11th January, 1950 renewable for a further term of 75 years. The current Government rent payable for the property is HK$244 per annum.	The property is subject to a tenancy for a term of 3 years from 1st January, 1998 at a rent of HK$380,000 per month exclusive of rates and management fees, with an option to renew for a further term of 5 years. The property is occupied for residential purposes.	HK$70,000,000

Notes: (1) The registered owner of the property is Open City Limited in which CDIL has a 100 per cent. interest.

(2) The property is subject to a Mortgage in favour of The Chase Manhattan Bank (formerly known as Chemical Bank) to secure general banking facilities vide Memorial No. 6323952 dated 13th June, 1995.

(3) The property is leased to CHKL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
2.	Chevalier Engineering Service Centre, No. 21 Sheung Yuet Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 5972	The property comprises a 15-storey (including two basement levels) industrial building erected on a site with a site area of approximately 16,102 sq.ft. The building was completed in about 1988. The total gross floor area of the property (excluding carparking spaces) is approximately 177,504 sq.ft. In addition, there are 9 parking spaces for private car, 9 parking spaces for lorry and 1 parking space for container provided within the building. The property is held under Conditions of Sale No. 11858 for a term commencing on 24th September, 1985 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	With the exception of approximately 13,922 sq.ft. which is vacant, the property is subject to various tenancies with the latest one expiring in December 2000 at a total rent of approximately HK$1,750,000 per month exclusive of rates and management fees. The tenants of 2 tenancies have options to renew their tenancies for further terms of 5 years. The property is occupied as workshop, warehouse, ancillary office and carparking space.	HK$135,000,000

Notes: (1) The registered owner of the property is Peak Gain Limited in which CDIL has a 100 per cent. interest.

(2) The property is subject to a Mortgage in favour of Shanghai Commercial Bank Ltd. to secure banking facilities vide Memorial No. 5871168 dated 3rd December, 1993.

(3) The property is leased to CIHL, CCHL and CITL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
3.	Office Unit Nos. 11-19 on 10th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon 16,354/620,000th shares of and in New Kowloon Inland Lot No. 5974	The property comprises 9 office units on the 10th floor of a 21-storey (there being no 4th, 13th and 14th floors) commercial building completed in about 1993. The total gross floor area of the property is approximately 16,354 sq.ft. The property is held under Conditions of Sale No. 12059 for a term commencing on 27th February, 1989 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	With the exception of approximately 8,490 sq.ft. which is vacant, the property is subject to various tenancies with the latest one expiring in October 2002 at a total rent of HK$102,232 per month exclusive of rates and management fees.	HK$35,000,000

Notes: (1) The registered owner of the property is Lac Kar Investment Company Limited in which CDIL has a 100 per cent. interest.

(2) The property is subject to a Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited to secure general banking facilities vide Memorial No. 5654173 dated 25th February, 1993.

(3) The property is subject to a Deed of Variation of Mortgage Memorial No. 5654173 in favour of The Hongkong and Shanghai Banking Corporation Limited vide Memorial No. 6249383 dated 27th February, 1995.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
4.	19th, 20th, 21st, 22nd and 23rd Floors, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon 158,220/620,000th shares of and in New Kowloon Inland Lot No. 5974	The property comprises the whole of the 19th, 20th, 21st, 22nd and 23rd floors of a 21-storey (there being no 4th, 13th and 14th floors) commercial building completed in about 1993. The total gross floor area of the property is approximately 158,220 sq.ft. The property is held under Conditions of Sale No. 12059 for a term commencing on 27th February, 1989 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	With the exception of approximately 437 sq. ft. which is vacant, the property is subject to various tenancies with the latest one expiring in April 2002 at a total rent of approximately HK$2,640,000 per month exclusive of rates and management fees. The tenants of 6 tenancies have options to renew their tenancies for various terms ranging from 6 months to 5 years. The property is occupied as office.	HK$348,000,000

Notes: (1) The registered owner of the 19th, 20th, 21st and 22nd floors of the property is Union Pearl Development Limited whilst that of the 23rd floor is Matterhorn Properties Limited. CDIL has a 100 per cent. interest in each of Union Pearl Development Limited and Matterhorn Properties Limited .

(2) 19th, 20th, 21st and 22nd floors of the property is subject to a Mortgage in favour of The Chase Manhattan Bank (formerly known as Chemical Bank) vide Memorial No. 5576008 dated 4th February, 1993.

(3) 19th, 20th, 21st and 22nd floors of the property is subject to a Supplement to Mortgage vide Memorial No. 5576008 in favour of The Chase Manhattan Bank (formerly known as Chemical Bank) vide Memorial No. 6886419 dated 7th January, 1997.

(4) 23rd floor of the property is subject to a Mortgage in favour of Credit Agricole Indosuez (formerly known as Banque Indosuez Hong Kong Branch) to secure general facilities vide Memorial No. 6325243 dated 26th May, 1995.

(5) Approximately 106,599 sq.ft. of the property is leased to CIHL, CCHL and CITL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
5.	Car Parking Space Nos. 1 to 29 and Nos. L1 to L13 on 2nd Floor, Car Parking Space Nos. 1 to 71 on 3rd Floor and Car Parking Space Nos. 1 to 88 on 5th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon 32,100/620,000th shares of and in New Kowloon Inland Lot No. 5974	The property comprises 188 parking spaces for private car and 13 parking spaces for lorry on the 2nd, 3rd and 5th floors respectively of a 21-storey (there being no 4th, 13th and 14th floors) commercial building completed in about 1993. The property is held under Conditions of Sale No. 12059 for a term commencing on 27th February, 1989 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is either let on a monthly or an hourly basis at an estimated total annual income of HK$5,500,000.	HK$80,000,000 (33.3 per cent. interest attributable to the CDIL Group: HK$26,640,000)

Notes: (1) The registered owners of the property are Union Pearl Development Limited, Diamond Career Limited and Land Success Development Limited holding the property as Tenants in Common in equal shares.

(2) CDIL has a 100 per cent. interest in Union Pearl Development Limited and therefore the CDIL Group has a 33.3 per cent. interest in the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
6.	Workshops C12 and C13 on 4th Floor of Block C and Car Parking Space No. 4 on the Basement, Hong Kong Industrial Centre, Nos. 489-491 Castle Peak Road, Cheung Sha Wan, Kowloon 19/7,700th shares of and in Sections C, D and F of New Kowloon Inland Lot No. 3515	The property comprises two workshop units on the 4th floor and a parking space for lorry in the basement of a 14-storey industrial building completed in about 1982. The saleable area of the property (excluding carparking space) is approximately 2,664 sq.ft. The property is held under Conditions of Sale No. 4268 for a term of 75 years from 1st July, 1898 renewed for a further term of 24 years less the last three days and the term is statutorily extended to 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term of 3 years from 1st January, 1998 at a rent of HK$40,000 per month exclusive of rates and management fees, with an option to renew for a further term of 5 years. The property is occupied as workshop, warehouse, ancillary office and carparking space.	HK$2,900,000

Notes: (1) The registered owner of the property is YCC (Development) Company Limited in which CDIL has a 100 per cent. interest.

(2) The property is leased to CHKL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
7.	Ground Floor of Block A, East Sun Industrial Centre, No. 16 Shing Yip Street, Kwun Tong, Kowloon 18/1,240th shares of and in Kwun Tong Inland Lot No. 73	The property comprises an industrial unit on the ground floor of a 12-storey industrial building completed in about 1977. The saleable area of the property is approximately 15,017 sq.ft. The property is held under a Government lease for a term of 21 years from 1st July, 1955 renewed for a further term of 21 years less the last three days and the term is statutorily extended to 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term of 3 years from 1st January, 1998 at a rent of HK$208,000 per month exclusive of rates and management fees, with an option to renew for a further term of 5 years. The property is occupied as workshop.	HK$12,500,000

Notes: (1) The registered owner of the property is G.J. (Development) Company Limited in which CDIL has a 100 per cent. interest.

(2) The property is leased to CHKL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
8.	Car Parking Space Nos. 23 and 24 on Ground Floor, East Sun Industrial Centre, No. 16 Shing Yip Street, Kwun Tong, Kowloon 2/60th of 55/1240th shares of and in Kwun Tong Inland Lot No. 73	The property comprises two parking spaces for lorry on the ground floor of a 12-storey industrial building completed in about 1977. The property is held under a Government lease for a term of 21 years from 1st July, 1955 renewed for a further term of 21 years less the last three days and the term is statutorily extended to 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term of 3 years from 1st January, 1998 at a rent of HK$8,000 per month exclusive of rates and management fees, with an option to renew for a further term of 5 years. The property is occupied as carparking space.	HK$700,000

Notes: (1) The registered owner of the property is Chevalier (Development) Company Limited in which CDIL has a 100 per cent. interest.

(2) The property is leased to CHKL.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
9.	Chevalier Warehouse Building, No. 3 On Fuk Street, On Lok Tsuen, Fanling, New Territories Fanling Sheung Shui Town Lot No. 123	The property comprises a 6-storey godown building erected on a site with a site area of approximately 19,298 sq.ft. The building was completed in about 1992. The total gross floor area of the property (excluding carparking spaces) is approximately 118,300 sq.ft. In addition, there are 5 parking spaces for private car, 5 parking spaces for lorry and 1 parking space for container provided within the building. The property is held under New Grant No. 12475 for a term commencing on 6th February, 1991 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	With the exception of approximately 23,561 sq.ft. which is vacant, the property is subject to various tenancies with the latest one expiring in December 2000 at a total rent of approximately HK$614,000 per month exclusive of rates and management fees. The tenants of two tenancies have options to renew their tenancies for further terms of 3 years and 5 years respectively. The property is occupied as warehouse and carparking space.	HK$57,000,000

Notes: (1) The registered owner of the property is Winfield Development Limited in which CDIL has a 100 per cent. interest.

(2) The property is subject to a Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited vide Memorial No. 275140 dated 10th August, 1992.

(3) The property is subject a Deed of Variation of Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited vide Memorial No. 326279 dated 27th February, 1995.

(4) Approximately 94,739 sq. ft. of the property is leased to Chevalier Warehouse Limited, CIHL, CITL and CCHL.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
10. Unit A and Car Parking Space No. L2 on 2nd Floor, Co-Tack Industrial Building, No. 17 Kin Fat Street, Tuen Mun, New Territories 1,386/40,470th shares of and in Tuen Mun Town Lot No. 188	The property comprises a workshop unit together with a parking space for lorry on the 2nd floor of a 19-storey (including lower ground floor) industrial building completed in about 1983. The saleable area of the property (excluding carparking space) is approximately 3,220 sq.ft. The property is held under New Grant No. 2335 for a term of 99 years less the last three days from 1st July, 1898 and the term is statutorily extended to 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term commencing on 1st September, 1998 and expiring on 30th September, 2000 at a rent of HK$14,665 per month exclusive of rates and management fees. The property is occupied as warehouse and carparking space.	HK$1,500,000

Notes: (1) The registered owner of the property is YCC (Development) Company Limited in which CDIL has a 100 per cent. interest.

(2) The property is leased to CHKL.

Group II – Properties held by the CDIL Group for sale

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
11.	Office Nos. 1 and 8 on 3rd Floor, Office No. 1 on 12th Floor, Office Nos. 1-6 on 15th Floor and Office Nos. 1-3 on 16th Floor, Chevalier House, Nos. 45-51 Chatham Road South, Tsim Sha Tsui, Kowloon 1,840/19,060th shares of and in The Remaining Portion of Kowloon Inland Lot No. 7072, Kowloon Inland Lot Nos. 8670, 8567 and 7074	The property comprises 12 office units on the 3rd, 12th, 15th and 16th floors respectively of an 18-storey (including basement) commercial building completed in about 1982. The total gross floor area of the property is approximately 16,108 sq.ft. The property is held under Conditions of Regrant Nos. 5634, 7853, 8744 and 5651 each for a term of 150 years from 24th June, 1889. The total current Government rent payable for the whole of the lots is HK$1,186 per annum.	The property is subject to various tenancies with the latest one expiring in June 2001 at a total rent of approximately HK$244,000 per month exclusive of rates and management fees. The tenants of 3 tenancies have options to renew their tenancies for various terms ranging from 1 to 5 years. The property is occupied as office.	HK$42,500,000

Notes: (1) The registered owner of office nos. 1 and 8 on 3rd floor of the property is Forth Bridge Company Limited whilst that of the remaining units is Proud Rich Limited. CDIL has a 100 per cent. interest in each of Forth Bridge Company Limited and Proud Rich Limited.

(2) Approximately 14,403 sq. ft. of the property is leased to Chevalier (Insurance Brokers) Limited, Chevalier Insurance Company Limited and Chevalier MLD Leasing Company Limited.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
12. Shop Unit Nos. 3, 4, 5, 10 and 14 on Ground Floor, Shop Unit Nos. 1 and 3 on 1st Floor, Office Unit Nos. 18 and 19 on 9th Floor, Office Unit Nos. 3 and 9 on 10th Floor and Office Unit Nos. 1 and 2 on 15th Floor, Chevalier Commercial Centre, No. 8 Wang Hoi Road, Kowloon Bay, Kowloon 36,505/620,000th shares of and in New Kowloon Inland Lot No. 5974	The property comprises five shop units on the ground floor, two shop units on the 1st floor and 6 office units on the 9th, 10th and 15th floors of a 21-storey (there being no 4th, 13th and 14th floors) commercial building completed in about 1993. The total gross floor area of the property is approximately 36,505 sq.ft. The property is held under Conditions of Sale No. 12059 for a term commencing on 27th February, 1989 and expiring on 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	HK$80,000,000 (33.3 per cent. interest attributable to the CDIL Group: HK$26,640,000)

Notes: (1) The registered owners of the property are Union Pearl Development Limited, Diamond Career Limited and Land Success Development Limited holding the property as Tenants in Common in equal shares.

(2) CDIL has a 100 per cent. interest in Union Pearl Development Limited and therefore the CDIL Group has a 33.3 per cent. interest in the property.

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
13. House Nos. 6 and 7, Regent Villa, Mui Wo, Lantau Island, New Territories 1,155/4,881st shares of and in Lot No. 708 in Mui Wo Demarcation District No. 4	The property comprises two 2-storey garden houses completed in about 1995. The total gross floor area of the property is approximately 4,202 sq.ft. plus garden and roof areas of approximately 875 sq.ft. and 1,258 sq.ft.. The property is held under New Grant No. 6871 for a term of 99 years less the last three days from 1st July, 1898 and the term is statutorily extended to 30th June, 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term of 2 years from 1st August, 1998 at a rent of HK$40,000 per month exclusive of rates and management fees, with an option to renew for a further term of 2 years. The property is occupied as a holiday house.	HK$8,300,000

Notes: (1) The registered owner of the property is Futex Development Limited in which CDIL has a 100 per cent. interest.

(2) The property is leased to CIHL, CITL and CCHL.

The following is the text of the letter, summary of valuations and valuation certificate received from C. Y. Leung, prepared for the purpose of inclusion in this circular, in connection with its valuation as at 31st August, 1999 of the property interests of the CDIL Group in the PRC and Canada.

梁振英測量師行

C. Y. LEUNG & COMPANY LIMITED
INTERNATIONAL SURVEYORS, REAL ESTATE AGENTS, VALUERS & AUCTIONEERS

10TH FLOOR, JARDINE HOUSE
CENTRAL, HONG KONG

22nd October, 1999

The Directors
Chevalier Development International Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon

Dear Sirs,

In accordance with your instructions for us to value the property interests held by Chevalier Development International Limited ("CDIL") or its subsidiaries (hereinafter together referred to as the "CDIL Group") in the People's Republic of China (the "PRC") and Canada, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of those property interests as at 31st August, 1999 ("the date of valuation").

Our valuation of each of the property interests represents its open market value which we would define as intended to mean "an opinion of the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the values of the property interests.

In valuing the property interests, we have unless otherwise stated, assumed that each grantee or user of each of the respective property interests has free and uninterrupted rights to use or to assign the property interest for the whole of the respective unexpired terms as granted. In respect of the property interests in the PRC, we have further assumed that transferable land use rights in respect of the property interests at nominal annual land use fees have been granted and that any premium payable has already been fully settled.

We have relied on the advice given by the CDIL Group or its legal advisers on PRC laws, Shanghai Xuhui Law Firm and Tianyuan Law Firm, regarding the title to each of the property interests and the interests of the CDIL Group in the properties. For the purpose of our valuation, we have assumed that the CDIL Group has valid and enforceable title to the property interests.

We have been provided by the CDIL Group with copies of title documents in relation to the properties situated in the PRC. However, we have not been able to search the original documents to verify the ownership of the properties or to ascertain any amendments. We have relied to a very considerable extent on the information given by the CDIL Group or other related parties and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, completion date of buildings, particulars of occupancy, tenancy details, building specifications, joint-venture agreements, development proposals, construction costs expended, estimated outstanding construction cost, floor and site areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us by the CDIL Group. We were also advised that no material facts have been omitted from the information supplied.

In respect of the property interest in Group I which is a hotel development in the PRC, we have valued it by Income Approach on a complete and entire interest basis as a fully operational entity having regard to its future trading potential and level of turnover likely to be achieved. An appropriate discount rate is applied to this income stream in order to arrive at the market value.

In valuing the property interest in Group II which is held under development by the CDIL Group in the PRC, we have valued the property interest on the basis that the property will be developed and completed in accordance with the CDIL Group's latest development proposal provided to us. We have assumed that approvals for the proposal have been obtained. In arriving at our opinion of value, we have valued it by the Direct Comparison Approach by making reference to comparable transactions in the locality and have also taken into account the construction costs that will be expended to complete the development. The "Capital value when completed" represents our opinion of the aggregate selling prices of the proposed development assuming that it were completed at the date of valuation.

In valuing the property interests in Group III which are contracted to be acquired by the CDIL Group in the PRC, we have valued each of those property interests by the Direct Comparison Approach on an open market basis assuming sale with immediate vacant possession and by reference to comparable sales evidence as available in the relevant market.

In valuing the property interests in Group IV which are held for investment by the CDIL Group in Canada, we have valued each of these property interests by reference to comparable market transactions or where appropriate on the basis of Investment Approach by taking into account the current rent passing of each of these property interests with due provision for the reversionary income potential.

In valuing the property interests in Group V which are held for future development by the CDIL Group in Canada, we have also valued each of these property interests by the Direct Comparison Approach assuming sale of each of these property interests in existing

state with the benefit of vacant possession and by making reference to comparable transactions as available in the relevant market.

We have inspected the exterior and, where possible, the interior of each of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services. Regarding those properties held for future development, we have not carried out investigations on site to determine the suitability of the ground conditions and the services etc. for any future development. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Unless otherwise stated, we have not been able to carry out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the documents handed to us are correct.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

Unless otherwise stated, all money amounts stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations of the properties in the PRC and Canada are approximately HK$1=RMB1.07 and CDN$1=HK$5.21 respectively which were the approximate exchange rates prevailing as at the date of valuation and there has been no significant fluctuation in such rates between that date and the date of this letter.

We enclose herewith a summary of our valuations and our valuation certificate.

Yours faithfully,
for and on behalf of
C.Y. Leung & Company Limited
K.B. Wong
Registered Professional Surveyor
A.H.K.I.S., A.R.I.C.S.
Director

Note: Mr. K.B. Wong is Chartered Surveyor who has extensive experience in valuation of properties in the PRC and overseas countries.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 31st August, 1999 HK$	Interest attributable to the CDIL Group %	Capital value in existing state attributable to the CDIL Group as at 31st August, 1999 HK$
Group I – Property interest held for hotel operation by the CDIL Group in the PRC				
1.	Qi Shi Hotel – Xin Yang, 355 Minquan Road, Shihe District, Xinyang, Henan Province	28,000,000	70.0	19,600,000
Group II – Property interest held under development by the CDIL Group in the PRC				
2.	Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	435,000,000	64.0	278,400,000
Group III – Property interests contracted to be acquired by the CDIL Group in the PRC				
3.	Lot Nos. H-1-1 and H-1-2, Hongfu Road, Zhongxin District, Dongguan, Guangdong Province	47,000,000	50.0	23,500,000
4.	Certain property interests comprising various levels in Onward Science & Trade Centre (see note below), 2 Donghuan South Road, Chaoyang District, Beijing	60,200,000	45.2	27,200,000

Note:

Option 1

Levels 11, 12 and 13 in Block A1 comprising a total gross floor area of approximately 4,638 sq.m. (49,923 sq.ft.)

Option 2

Levels 17, 18 and 19 in Block A1 comprising a total gross floor area of approximately 4,638 sq.m.(49,923 sq.ft.)

Option 3

Levels 17, 18 and 19 in Block A2 comprising a total gross floor area of approximately 4,638 sq.m.(49,923 sq.ft.)

	Property	Capital value in existing state as at 31st August, 1999 HK$	Interest attributable to the CDIL Group %	Capital value in existing state attributable to the CDIL Group as at 31st August, 1999 HK$
Group IV – Property interests held for investment by the CDIL Group in Canada				
5.	14535-14583 Yonge Street, Aurora, Ontario (Parcels 1-1 and 2-1, Section M-51 Lots 1 and 2, Plan M51 Aurora Ontario)	18,200,000	100	18,200,000
6.	20 Nugget Avenue, Scarborough, Ontario (Part Lot 22, Concession 3 Scarborough Parts 2-5 and 7-10 64R 1789 subject to TB 326948 Scarborough Ontario)	4,300,000	100	4,300,000
Group V – Property interests held for future development by the CDIL Group in Canada				
7.	North side of Passmore Avenue, Part Lot 20, Scarborough, Ontario (Parcel 20-5, Section S9 Part Lot 20, Concession 5 Scarborough Part 1, Plan 66R 15775, together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto, Ontario)	3,900,000	100	3,900,000
8.	Lots 3 and 4, Plan M-51, 5 and 7 Allaura Road, Aurora, Ontario (Parcels 3-1 and 4-1, Section M-51 Lots 3 and 4, Plan M-51 Aurora Ontario)	2,900,000	100	2,900,000

VALUATION CERTIFICATE

Group I – Property interest held for hotel operation by the CDIL Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
1.	Qi Shi Hotel - Xin Yang, 355 Minquan Road, Shihe District, Xinyang, Henan Province	The property comprises a hotel development erected upon an irregular-shaped site having a site area of approximately 3,000 sq.m. (32,292 sq.ft.). The hotel development comprises a 20-storey plus a single level basement main hotel building providing 219 guest rooms with ancillary facilities such as restaurants, karaoke lounge, night club, function rooms, business centre, etc. and a 7-storey hotel management office annex building which comprises offices, laundry workshops, changing rooms, canteen, etc. The hotel development was completed in 1996. The main hotel building, together with the annex building, of the hotel development has a total gross floor area of approximately 13,515.50 sq.m. (145,481 sq.ft.). The land use rights of the property have been granted for a term of 40 years from 11th November, 1994.	The property is operated as a hotel.	HK$28,000,000 (70% interest attributable to the CDIL Group: HK$19,600,000)

Notes:

(1) Pursuant to the Certificate for the Use of State-owned Land No. (1994)0009 issued by Xinyang Municipal Land and Planning Administration Bureau on 11th November, 1994, the land use rights of the property comprising a site area of 3,000 sq.m. have been granted to Xinyang Chevalier Hotel Co., Ltd. for a land use term of 40 years for commercial and hotel uses.

(2) Pursuant to a written confirmation issued by The Real Estate Administration Bureau of Shihe District of Xinyang on 22nd September, 1999, the construction of Qi Shi Hotel-Xin Yang is in compliance with the planning regulations and has fulfilled the examination and acceptance requirements. The building ownership of Qi Shi Hotel-Xin Yang, comprising a total gross floor area of 13,515.50 sq.m., is held by Xinyang Chevalier Hotel Co., Ltd..

(3) Pursuant to the Business Licence 002182 dated 4th November, 1994, Xinyang Chevalier Hotel Co., Ltd. was incorporated with a registered capital of RMB55,000,000 for a valid period from 4th November, 1994 to 3rd November, 2034 and its scope of business is operation and management of hotel and food & beverage related businesses.

(4) As advised by the CDIL Group, the CDIL Group is entitled to 70% of the property interest.

(5) The opinion of the CDIL Group's legal adviser on PRC laws states, inter alia, that:

(i) Xinyang Chevalier Hotel Co., Ltd. is duly incorporated and validly exists as an independent legal entity under the laws of the PRC.

(ii) Having obtained the Certificate for the Use of State-owned Land, Xinyang Chevalier Hotel Co., Ltd. has acquired the land use rights and is entitled to lease, transfer, assign or mortgage the land use rights of the property.

(iii) According to the written confirmation issued by The Real Estate Administration Bureau of Xinyang on 22nd September, 1999, the construction of Qi Shi Hotel-Xin Yang is in compliance with the planning regulations and has been inspected and approved by the relevant authorities. The building ownership of Qi Shi Hotel-Xin Yang, comprising a total gross floor area of 13,515.50 sq.m., is held by Xinyang Chevalier Hotel Co., Ltd.. The application for the Building Ownership Certificate is in progress and in that respect, there is no legal impediment. Upon the issue of the Building Ownership Certificate, Xinyang Chevalier Hotel Co., Ltd. shall be entitled to transfer, lease or mortgage the property.

(6) We have relied on the aforesaid legal opinion and prepared our valuation on the following assumptions:

(i) Xinyang Chevalier Hotel Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.

(ii) All land premium and other costs of ancillary utilities services have been settled in full.

(iii) The design and construction of the development are in compliance with the local planning regulations and have been approved by the relevant authorities.

(iv) The property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(7) The status of the title and grant of major approvals and licences in accordance with the information provided by the CDIL Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Contract for Grant of Land Use Rights	No
Building Ownership Certificate/Real Estate Title Certificate	No
Red-line Drawing	Yes
Certificate for Construction and Land Usage Planning	No
Certificate for Construction and Engineering Planning	No
Business Licence	Yes

Group II – Property interest held under development by the CDIL Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
2.	Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	The property comprises an irregular-shaped site with a site area of approximately 6,252 sq.m. (67,297 sq.ft.). The property is planned to be developed into a 29-storey residential tower block erected upon 2 levels of carparking basement. The total gross floor area of the property is approximately 31,260 sq.m. (336,483 sq.ft.) plus a basement area of approximately 9,284 sq.m. (99,933 sq.ft.). The land use rights of the property have been granted for a term of 70 years commencing from 31st May, 1993.	The property is currently in the final stage of construction and the proposed development is planned to be completed in late 1999.	HK$435,000,000 (64% interest attributable to the CDIL Group: HK$278,400,000)

Notes:

(1) Pursuant to the Real Estate Title Certificate No. (1996)100013 issued by Shanghai Building and Land Administration Bureau on 7th May, 1996, the land use rights of the property, comprising a site area of 6,252 sq.m. have been granted to Shanghai Chon Main Real Estate Development Co., Ltd. for a land use term from 31st May, 1993 to 30th May, 2063 for residential use.

(2) Pursuant to the Contract for Grant of Land use Rights No. (1993)58 entered into between Shanghai Land Administration Bureau (Party A) and Chonmain Development Limited (80%) and Shanghai Municipality Xuhui District Urban Construction Investment Development Company (20%) collectively referred to as (Party B) on 26th March, 1993, Party A has agreed to grant the land use rights of the property to Party B. The salient conditions as stipulated in the said contract are, inter alia, cited as follows:

(i)	Location	:	Lot 48, 18 Jiefang, Xuhui District, Shanghai
(ii)	Site area	:	6,252 sq.m.
(iii)	Use	:	High rise residential (not more than 10% of gross floor area may be used for commercial use)
(iv)	Plot ratio	:	≤ 50,000 sq.m. per hectare
(v)	Site coverage	:	≤ 35%
(vi)	Green area ratio	:	≥ 20% of the site area
(vii)	Land premium	:	US$2,672,730
(viii)	Land use term	:	70 years
(ix)	Land use fee	:	RMB1 per sq.m. of site area per annum
(x)	Carparking space	:	≥ 0.8 carparking space per residential unit

(xi) Party A shall grant the property in its existing condition to Party B and Party B shall be responsible for arranging the provision of public utilities for the property and shall bear the costs in respect thereof.

(xii) Party B shall, in accordance with the conditions as stipulated in "Shanghai City Housing Demolition and Resettlement Administration and Implementation Regulations", undertake the demolition and resettlement works of the property and bear the costs in respect thereof.

(3) Pursuant to the Demolition and Resettlement and Public Utilities Services Contract and a supplementary contract both entered into between Chonmain Development Limited and Shanghai Municipality Xuhui District Urban Construction Development Company (collectively referred to as Party A) and Shanghai Xuhui District Planning and land Administrative Bureau (Party B) on 26th March, 1993 and 10th March, 1994 respectively, both parties have agreed to commission Party B to undertake the demolition and resettlement works and the provision of public utilities for the Lot 48 of 18 Jiefang in Xuhui District. The salient conditions as stipulated in the said contract are, inter alia, cited as follows:-

(i) The demolition and resettlement charges and public utilities charges are US$484.5 per sq.m. of gross floor area, i.e US$15,145,470

(ii) Party B is responsible for the demolition and resettlement works and the provision of public utilities

(iii) Party B shall, before 31st October, 1994 complete demolition of the existing buildings and the site levelling works within the boundary of the land.

(4) Pursuant to the Approval dated 10th April, 1996 issued by Shanghai Municipality Xuhui District Construction Committee, the proposed development of a 28 to 30-storey residential building named as "Chevalier Place" comprising a gross floor area of 31,260 sq.m. and basement area of 10, 170 sq.m. is permitted.

(5) Pursuant to the Pre-sale Permit for Shanghai Overseas Sale Commodity Housing No. (98) 007 issued by Shanghai Housing and Land Administration Bureau on 26th January, 1998, Chevalier Place, comprising a total floor area of 31,260 sq. m. and a basement car park of 9,284 sq. m., is permitted to be sold overseas.

(6) Pursuant to the Business Licence No. 005343 dated 20th December, 1995, Shanghai Chon Main Real Estate Development Co., Ltd. was incorporated with a registered capital of US$18 million for a valid period from 13th December, 1994 to 12th December, 2064 and its scope of business is to lease, sell and manage the commodity housing development on the land of the property.

(7) As advised by the CDIL Group, the CDIL Group is entitled to 64% of the property interest.

(8) As advised by the CDIL Group, as at 31st August, 1999, the estimated total construction cost expended was approximately RMB262,000,000 and the outstanding construction costs to complete the development was estimated to be approximately RMB90,000,000. In the course of our valuation, we have taken into account the said construction costs.

(9) The "Capital value when completed" of the proposed development is approximately HK$550,000,000.

(10) The opinion of the CDIL Group's legal adviser on PRC laws states, inter alia, that:

(i) Shanghai Chon Main Real Estate Development Co., Ltd. (hereinafter referred to as "Chon Main Co." is a Sino-foreign joint venture company duly incorporated and validly exists as an independent legal entity under the laws of the PRC.

(ii) Having obtained the Real Estate Title Certificate in respect of the land, Chon Main Co. has acquired the land use rights of the property and is entitled to transfer the land use rights of the property without payment of any extra land premium.

(iii) Chon Main Co. has duly obtained all the planning, construction and work commencement approvals. The construction of the proposed development on the property which comprises a total area of gross floor area of 31,260 sq. m. and basement area of 9,284 sq. m. is lawful.

(iv) Chon Main Co. has fulfilled its obligations with regard to demolition, resettlement works and public utilities.

(v) Having obtained the pre-sale approval, Chon Main Co. is entitled to pre-sell and mortgage the property. Upon completion of the construction and the issue of real estate title certificate of the building of the property, Chon Main Co. will be entitled to transfer, mortgage or lease the property without payment of any extra land premium. There is no legal impediment under the laws of the PRC in obtaining the real estate title certificate of the building of the property.

(11) We have relied on the aforesaid legal opinion and prepared our valuation on the following assumption:

(i) Shanghai Chon Real Estate Development Co., Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.

(ii) All land premium and other costs of ancillary utilities services have been settled in full.

(iii) The design and construction of the proposed development are in compliance with local planning regulations and have been approved by the relevant authorities.

(iv) The property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(12) The status of the title and grant of major approvals and licences in accordance with the information provided by the CDIL Group and the aforesaid legal opinion are as follows:

Contract for Grant of Land Use Rights	Yes
Demolition and Resettlement and Public Utilities Services Contract	Yes
Real Estate Title Certificate (Land Portion)	Yes
Red-line Drawing	Yes
Certificate for Construction and Land Usage Planning	No
Certificate for Construction and Engineering Planning	No
Pre-sale Permit	Yes
Business Licence	Yes

Group III – Property interests contracted to be acquired by the CDIL Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
3.	Lot Nos. H-1-1 and H-1-2, Hongfu Road, Zhongxin District, Dongguan, Guangdong Province	The property comprises two contiguous lots which together form a roughly rectangular-shaped site with a total site area of approximately 14,324 sq.m. (154,184 sq.ft.) The land use rights of the property shall be granted for a term of 70 years from the date of delivery of the property.	The property is currently a vacant site.	HK$47,000,000 (50% interest attributable to the CDIL Group: HK$23,500,000) (see note (3))

Notes:

(1) Pursuant to the Contract for Grant of Land Use Rights No. (1992) (1) entered into between Dongguan Land Administration Bureau (Party A) and Fairwide Limited (Party B), which is owned as to 50% by CDIL, on 8th August, 1992, Party A has agreed to grant the land use rights of the property to Party B. The salient conditions as stipulated in the said contract are, inter alia, cited as follows:-

(i)	Lot No.	:	H-1-1
(ii)	Location	:	Zhongxin District of Dongguan
(iii)	Site area	:	7,553 sq.m.
(iv)	Use	:	High-rise residential building with 2 levels of commercial podium
(v)	Plot ratio	:	≤ 5
(vi)	Total gross floor area	:	≤ 37,765 sq.m.
(vii)	Site coverage	:	commercial podium — ≤ 50% residential building — ≤ 25%
(viii)	Green area ratio	:	not less than 20%
(ix)	Land premium	:	HK$42,500,000
(x)	Height restriction	:	≤ 85m (exclusive of basement levels)
(xi)	Set back requirement	:	Not less than 6.5m, 15m, 6.5m and 15m to the east, west, south and north of the site's red-line boundaries respectively.
(xii)	Land use term	:	70 years from the date of delivery of the property
(xiii)	Provision of carparking	:	Not less than (a) 1 carparking space for every 10 residential units; (b) 1 carparking space for every 300 sq.m. gross floor area of commercial area; and (c) 2 bicycle parking spaces for every residential unit.

(xiv) The land use rights of the property can be transferred after the land user has (a) obtained the Certificate for the Use of State-owned Land; (b) expended more than 25% of the total investment amount (exclusive of land premium) on development of the land; and (c) settled the land premium in full.

(2) Pursuant to the Contract for Grant of Land Use Rights No. (1992) (2) entered into between Dongguan Land Administration Bureau (Party A) and Berville Investment Limited (Party B), which is owned as to 50% by CDIL, on 8th August, 1992, Party A has agreed to grant the land use rights of the property to Party B. The salient conditions as stipulated in the said contract are, inter alia, cited as follows:

(i)	Lot no.	:	H-1-2
(ii)	Location	:	Zhongxin District of Dongguan
(iii)	Site area	:	6,771 sq.m.
(iv)	Use	:	High-rise residential building with 2 levels of commercial podium
(v)	Plot ratio	:	≤ 5
(vi)	Total gross floor	:	≤ 33,855 sq.m.
(vii)	Site coverage	:	commercial podium — ≤ 50% residential building — ≤ 25%
(viii)	Green area ratio	:	not less than 20%
(ix)	Land premium	:	HK$32,880,000
(x)	Height restriction	:	≤ 85m (exclusive of basement levels)
(xi)	Set back requirement	:	Not less than 6.5m, 15m, 6.5m and 15m to the east, west, south and north of the site's red-line boundaries respectively.
(xii)	Land use term	:	70 years from the date of delivery of the property
(xiii)	Provision of carparking:		Not less than (a) 1 carparking space for every 10 residential units space; (b) 1 carparking space for every 300 sq.m. gross floor area of commercial area; and (c) 2 bicycle parking spaces for every residential unit.

(xiv) The land use right of the property can be transferred after the land user has (a) obtained the certificate for the Use of State-owned land; (b) expended not less than 25% of the total investment amount (exclusive of land premium) on development of the land; and (c) settled the land premium in full.

(3) Pursuant to the opinion of the CDIL Group's legal adviser on PRC laws, Fairwide Limited and Berville Investment Limited have respectively settled portions of the land premium of the property as the follows:-

Lot No.	**Total Land Premium** *HK$*	**Settled Land Premium** *HK$*	**Outstanding Land Premium** *HK$*
H-1-1	42,500,000 (100%)	28,500,000 (67.06%)	14,000,000 (32.94%)
H-1-2	32,880,000 (100%)	22,728,000 (69.12%)	10,152,000 (30.88%)

In the course of our valuation, we have not made allowance for the said total outstanding land premium of HK$24,152,000 and have assumed that all land premium has been settled in full.

(4) As advised by the CDIL Group, the CDIL Group is entitled to 50% of the property interest.

(5) The opinion of the CDIL Group's legal adviser on PRC laws states, inter alia, that:

(i) The two Contracts for Grant of Land Use Right as mentioned in Notes (1) and (2) above respectively are valid. Both parties' rights and obligations under the said contracts are protected under the laws of the PRC.

(ii) The land use rights of the property can be transferred, leased or mortgaged after the land user has (a) obtained the Certificate for the Use of State-owned Land; (b) expended more than 25% of the total investment amount (exclusive of land premium) on development of the land; and (c) settled the land premium in full.

(iii) The above-mentioned outstanding land premium is payable by Fairwide Limited and Berville Investment Limited upon receipt of the land delivery notice to be issued by Dongguan Land Administration Bureau. After the payment of the said outstanding land premium, Fairwide Limited and Berville Investment Limited may apply for the respective Certificates for the Use of State-owned Land and obtained the land use rights of the property. There is no legal impediment under the laws of the PRC in obtaining the respective Certificates for the Use of State-owned Land Use Rights.

(6) We have relied on the aforesaid legal opinion and prepared our valuation on the following assumptions:

(i) Fairwide Limited and Berville Investment Limited are in possession of a proper legal title to the respective lot of the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.

(ii) All land premium and other costs of ancillary utilities services have been settled in full.

(iii) The property may be disposed of freely to both local and overseas purchasers.

(7) The status of the title and grant of major approvals and licences in accordance with the information provided by the CDIL Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Contract for Grant of Land Use Rights	Yes
Building Ownership Certificate/Real Estate Title Certificate	N/A
Red-line Drawing	No
Certificate for Construction and Land Usage Planning	No
Certificate for Construction and Engineering Planning	No

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
4. Certain property interests comprising various levels in Onward Science & Trade Centre (see note below), 2 Donghuan South Road, Chaoyang District, Beijing *Note:* *Option 1* Levels 11, 12 and 13 in Block A1 comprising a total gross floor area of approximately 4,638 sq.m. (49,923 sq.ft.) *Option 2* Levels 17, 18 and 19 in Block A1 comprising a total gross floor area of approximately 4,638 sq.m. (49,923 sq.ft.) *Option 3* Levels 17, 18 and 19 in Block A2 comprising a total gross floor area of approximately 4,638 sq.m. (49,923 sq.ft.)	Onward Science & Trade Centre is a composite development with 4 blocks of high-rise office building built over a 3-storey commercial podium and 2 blocks of 19-storey residential towers built over 2 levels of basement. The property comprises one of the three sets of different combinations of floors (options 1, 2 and 3) in the 2 blocks of residential towers (Blocks A1 and A2) of Onward Science & Trade Centre. The land use rights of the property have been granted for a term of 70 years commencing from 8th February, 1996 or 8th August, 1996.	Both of the Blocks A1 and A2 of Onward Science & Trade Centre are scheduled to be completed in 2000.	HK$60,200,000 (45.2% interest attributable to the CDIL Group: HK$27,200,000) (see notes (1) and (2))

Notes:

(1) Our opinion of the open market values of the three options of the property are as follows:-

Option	Capital value in existing state as at 31st August, 1999 *HK$*	Interest attributable to the CDIL Group %	Capital value in existing state attributable to the CDIL Group as at 31st August, 1999 *HK$*
1	60,200,000	45.2	27,200,000
2	61,800,000	45.2	27,900,000
3	61,800,000	45.2	27,900,000

The values of the options are very close. However, adopting a conservative view, we are of the opinion that the open market value for the property (having taken into account the above three options) in its existing state as at 31st August, 1999 was HK$60,200,000 and the capital value attributable to the CDIL Group, being 45.2%, was therefore HK$27,200,000.

(2) Pursuant to the Pre-sale Contract for Overseas Sale of Commodity Housing of Beijing and its Supplementary Agreement both entered into between Onward Science & Trade Centre Co., Ltd. (Party A) and Hoben Investment Corporation (Party B) on 29th September, 1999, Party B has agreed to purchase the property from Party A. The salient conditions as stipulated in the said contract and the supplementary agreement are, inter alia, cited as follows:–

(i)	The property	:	One of the three options of (1) Levels 11,12 and 13 of Block A1 or (2) Levels 17,18 and 19 of Block A1 or (3) Levels 17,18 and 19 of Block A2 all in the two residential towers of Onward Science & Trade Centre.
(ii)	Total gross floor area	:	4,638 sq.m.
(iii)	Consideration	:	US$8,000,000 (According to the opinion of the CDIL Group's legal advisor (see note (4)(v)), Hoben Investment Corporation has settled 97.5% (i.e. US$7,800,000) of the consideration. In the course of our valuation, we have not made allowance for the outstanding consideration of US$200,000 and have assumed that all the consideration of the property has been settled in full).
(iv)	Land use term	:	70 years for residential use

(3) As advised by the CDIL Group, the CDIL Group is entitled to 45.2% of the property interest.

(4) The opinion of the CDIL Group's legal adviser on PRC laws states, inter alia, that:

(i) Onward Science & Trade Centre Co., Ltd. (hereinafter referred to as "Onward Science") is duly incorporated and validly existing under the laws of the PRC and has the status of an independent legal entity of the PRC and is empowered to conduct business as contemplated by its business licence.

(ii) Having obtained the Commodity Housing Pre-sale Permit, Onward Science has complied with all the pre-sale requirements and is entitled to pre-sell the development to both local and overseas entities.

(iii) The uses of Onward Science & Trade Centre are for commercial, office and residential purposes with respective land use terms of 40, 50 and 70 years.

(iv) The contents of the Pre-sale Contract for Overseas Sale of Commodity Housing of Beijing and its Supplementary Agreement (hereinafter collectively referred to as the "Contract") as mentioned in Note (2) above are lawful. By virtue of the Contract, the property is for residential use. The land use term of the property is 70 years commencing from 8th February, 1996 or 8th August, 1996.

(v) Hoben Investment Corporation (hereinafter referred to as "Hoben") has settled 97.5% (i.e. US$7,800,000) of the consideration.

(vi) Hoben shall be entitled to request Onward Science to transfer the property to it in accordance with the terms of the Contract, provided that Hoben attends to the requisite legal procedures. The requisite procedures mean payment of the balance of the consideration under the Contract and the registration of the Contract at the relevant land administration authority. According to a letter from Hoben to Rebertson Double & Lee dated 8th October, 1999, Hoben has instructed Robertson Double & Lee to deal with the registration of the Contract. There is no legal impediment in completing the registration of the Contract, provided that the relevant procedures are attended to. Upon completion of the registration, Hoben's interests under the Contract shall be protected by the PRC laws.

(vii) Hoben is entitled to

(a) transfer its interests in the property under the Contract to third parties;

(b) mortgage its interests in the property under the Contract; and

(c) transfer or lease the property to third parties upon obtaining of the real estate title.

(viii) In entering into the transactions mentioned in (vii) above, Hoben need not pay any extra land premium. However, Hoben should attend to the requisite legal procedures.

(5) We have relied on the aforesaid legal opinion and prepared our valuation on the following assumption:

(i) Hoben Investment Corporation is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.

(ii) All land premium and other costs of ancillary utilities services have been settled in full.

(iii) The design and construction of the proposed development are in compliance with local planning regulations and have been approved by the relevant authorities.

(iv) The property, whether as a whole or on a strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(6) The status of the title and grant of major approvals and licences in accordance with the information provided by the CDIL Group and the aforesaid legal opinion are as follows:-

Pre-sale contract	Yes
Real Estate Title Certificate	N/A
Business Licence	N/A

Group IV – Property interests held for investment by the CDIL Group in Canada

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
5.	14535-14583 Yonge Street, Aurora, Ontario (Parcels 1-1 and 2-1, Section M-51, Lots 1 and 2, Plan M51, Aurora, Ontario)	The property comprises a single-storey and an adjoining 2-storey car dealing/repairing buildings located at Yonge Street which is a major thoroughfare in the city of Aurora. The buildings were completed in about 1990. The total floor area of the buildings is approximately 2,322.56 sq.m. (25,000 sq.ft.), erected on a lot of about 3.59 acres. The property is held under freehold ownership.	The property is let to a related company for a term of 10 years from 1st June, 1990 to 31st May, 2000 at a rent of CDN$37,500 per month exclusive of all outgoings.	HK$18,200,000 (100% interest attributable to the CDIL Group: HK$18,200,000)

Notes: (1) The owner of the property is Macont Developments, Inc.

(2) The property is subject to a Demand Debenture.

6.	20 Nugget Avenue, Scarborough, Ontario (Part Lot 22, Concession 3 Scarborough Parts 2-5 and 7-10, 64R 1789 subject to TB 326948, Scarborough, Ontario)	The property comprises a 2-storey industrial building located at the southeast corner of McCowan Road and Nugget Avenue in the city of Scarborough. The gross floor area of the building is approximately 1,910.44 sq.m. (20,564 sq.ft.), erected on a lot of about 2.4 acres. The property is held under freehold ownership.	The property is currently vacant.	HK$4,300,000 (100% interest attributable to the CDIL Group: HK$4,300,000)

Notes: (1) The owner of the property is Macont Developments, Inc.

(2) The property is subject to a loan.

Group V – Property interests held for future development by the CDIL Group in Canada

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
7.	North side of Passmore Avenue, Part Lot 20, Scarborough, Ontario (Parcel 20-5, Section S9, Part Lot 20, Concession 5, Scarborough Part 1, Plan 66R 15775, together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto, Ontario)	The property comprises a vacant lot located on the north side of Passmore Avenue in the city of Scarborough. The lot area of the property is approximately 5.2 acres. The property is held under freehold ownership.	The property is currently vacant.	HK$3,900,000 (100% interest attributable to the CDIL Group: HK$3,900,000)

Note: The owner of the property is Macscarboro Developments, Inc.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st August, 1999
8.	Lots 3 and 4, Plan M-51, 5 and 7 Allaura Road, Aurora, Ontario (Parcels 3-1 and 4-1, Section M-51, Lots 3 and 4, Plan M-51, Aurora, Ontario)	The property comprises two vacant lots on Allaura Road in the city of Aurora. The lots are situated adjacent to 14535-14583 Yonge Street. The lot area of the property is approximately 2.17 acres. The property is held under freehold ownership.	Part of the property is temporarily occupied for car parking purpose.	HK$2,900,000 (100% interest attributable to the CDIL Group: HK$2,900,000)

Notes: (1) The owner of the property is Macont Developments, Inc.

(2) The property is subject to a Demand Debenture.

Set out below are the texts of the letters received by the Directors from Deloitte Touche Tohmatsu, the auditors of CDIL, and from Somerley in connection with the unaudited consolidated results of the CDIL Group for the four months ended 31st July, 1999 as set out in appendix I to this document.

Deloitte Touche Tohmatsu

德勤・關黃陳方
會計師行

Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

22nd October, 1999

The Directors
Chevalier Development International Limited
Somerley Limited

Dear Sirs,

We have reviewed the unaudited consolidated results ("Unaudited Results") of Chevalier Development International Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the four months ended 31st July, 1999 for which the directors of the Company are solely responsible. The Unaudited Results are set out in the section headed "Unaudited consolidated results of the CDIL Group for the four months ended 31st July, 1999" included in Appendix I to the circular to be issued in connection with the proposed privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda (as amended) (the "Circular").

Our review of the Unaudited Results was conducted in accordance with the International Standard on Auditing applicable to review engagements and consisted of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making inquiries of management. Our review was substantially less in scope than an audit performed in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and, accordingly, we express no opinion as to whether the Unaudited Results give a true and fair view of the state of affairs of the Group as at 31st July, 1999 and of the results of the Group for the period then ended.

Based on our review:

- so far as the accounting policies are concerned, the Unaudited Results for the four months ended 31st July, 1999 have been prepared on a basis consistent in all material respects with the accounting policies normally adopted by the Group; and

- we are not aware of any material modifications that are required to be made to the Unaudited Results as presented in the Circular.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants

Σ

Somerley Limited
Suite 3108
One Exchange Square
8 Connaught Place
Central
Hong Kong

22nd October, 1999

The Directors
Chevalier Development International Limited
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

Dear Sirs,

We refer to the unaudited consolidated results of Chevalier Development International Limited (the "Company", together with its subsidiaries, the "Group") for the four months ended 31st July, 1999 (the "Unaudited Results") as contained in the circular dated 22nd October, 1999 (the "Circular") to the shareholders of the Company.

We have discussed with you the bases upon which the Unaudited Results have been made and have considered the letter dated 22nd October, 1999 addressed to yourselves and ourselves from Deloitte Touche Tohmatsu relating to the accounting policies and calculations adopted in the preparation of such statements.

On the bases of the accounting policies and calculation adopted in preparing the Unaudited Results and the review performed by Deloitte Touche Tohmatsu, we are of the opinion that the Unaudited Results, for which the directors of the Company are solely responsible, have been made with due care and objectivity.

Yours faithfully,
For and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Managing Director

RESPONSIBILITY STATEMENT

The information in this document relating to the CDIL Group has been supplied by the Directors. The issue of this document has been approved by the Directors who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

The information in this document relating to the CIHL Group has been supplied by the directors of CIHL. The issue of this document has been approved by the directors of CIHL who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the CDIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

DISCLOSURE OF INTERESTS

(a) Interests in CDIL

(i) As at the Latest Practicable Date, the Directors had the following interests (within the meaning of the SDI Ordinance) in the Shares:

	Number of Shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	44,583,816	235,229,813 *	279,813,629
KUOK Hoi Sang	1,000,950	–	1,000,950
FUNG Pak Kwan	316,000	–	316,000
FUNG Wo Shun	548,000	–	548,000
HO Chung Leung	3,421,424	–	3,421,424
LIU Sik Keung	717,798	–	717,798
LI Wo Hing	–	101,308,000 **	101,308,000

* Dr. CHOW Yei Ching beneficially owned 543,571,227 shares in CIHL, representing in aggregate approximately 48.7% of the issued share capital of CIHL, which in turn, was interested in 235,229,813 Shares. Dr. Chow was deemed to be interested in these Shares under the SDI Ordinance and these Shares were duplicated with the interests of CIHL as stated in the paragraph "Substantial Shareholders" below.

** Mr. LI Wo Hing beneficially owned more than one-third interests in Grand Assets and Grand Assets owned more than one-third interests in Public Assets which, in turn, was interested in 101,308,000 Shares. Mr. Li was deemed to be interested in these Shares under the SDI Ordinance and these Shares were duplicated with the interests of Public Assets and Grand Assets as stated in the paragraph "Substantial Shareholders" below.

(ii) Save as mentioned in paragraph (i) above, none of the Directors and CIHL had any interest (within the meaning of the SDI Ordinance) in the Shares or options in respect of the Shares as at the Latest Practicable Date. None of the Directors and CIHL has dealt for value in any Shares or options in respect of the Shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(iii) As at the Latest Practicable Date, none of CDIL and its subsidiaries had any beneficial interest in any Shares, and none of them has dealt for value in any Shares or options in respect of the Shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(iv) As at the Latest Practicable Date, neither BNP Prime Peregrine nor its ultimate holding company nor any of its subsidiaries or fellow subsidiaries owned or controlled any shareholdings in CDIL, and none of them has dealt for value in any such Shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(v) As at the Latest Practicable Date, neither Somerley, Appleby Spurling & Kempe, Deloitte Touche Tohmatsu, C. Y. Leung and Knight Frank owned or controlled any shareholdings in CDIL, and none of them has dealt for value in any such Shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(b) Substantial Shareholders

As at the Latest Practicable Date, according to the register kept by CDIL under section 16(1) of the SDI Ordinance and so far as is known to the Directors, the following persons were the substantial shareholders and had the following interests:

Name	Number of Shares
CIHL	235,229,813
Public Assets	101,308,000*
Grand Assets	101,308,000*

* Grand Assets owned more than one-third interests in Public Assets and was deemed to be interested in 101,308,000 Shares which were held by Public Assets by virtue of the SDI Ordinance. The interests held by Public Assets and Grand Assets refer to the same lot of Shares.

Set out below are dealings in the Shares by Public Assets during the period between 18th March, 1999 (being the date six months prior to the date of the Announcement) and the Latest Practicable Date.

Date	No. of Shares disposed of	Price per Share HK$
13th May, 1999	1,080,000	0.81
14th May, 1999	700,000	0.80
	320,000	0.81
1st June, 1999	1,000,000	0.81
	296,000	0.82
	1,304,000	0.83
	100,000	0.84
2nd June, 1999	380,000	0.82
	200,000	0.83
	224,000	0.84
4th June, 1999	552,000	0.79
	1,476,000	0.80
	48,000	0.81
7th June, 1999	48,000	0.80
14th June, 1999	1,000,000	0.79
	644,000	0.80
	1,680,000	0.81
	72,000	0.82
15th June, 1999	820,000	0.79
	212,000	0.80
	60,000	0.81
16th June, 1999	56,000	0.79
	472,000	0.80
17th June, 1999	300,000	0.79
21st June, 1999	460,000	0.80
	1,096,000	0.81
22nd June, 1999	3,004,000	0.79
	596,000	0.80
23rd June, 1999	20,000	0.80
	896,000	0.81
	600,000	0.82
24th June, 1999	1,732,000	0.81
	160,000	0.82
25th June, 1999	484,000	0.79
	236,000	0.80
	548,000	0.81
	80,000	0.82
28th June, 1999	328,000	0.80
	800,000	0.81
29th June, 1999	500,000	0.80
	700,000	0.81
30th June, 1999	420,000	0.80
	500,000	0.81
2nd July, 1999	1,316,000	0.81
	304,000	0.82
	27,824,000	

(c) Interests in associated corporations

(i) As at the Latest Practicable Date, the Directors had the following interest (within the meaning of the SDI Ordinance) in the following associated corporations of CDIL.

(i) Shares

		Number of ordinary shares		
Directors	**Associated corporations**	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	CIHL	543,571,227	–	543,571,227
	CITL	32,000,000	499,198,666*	531,198,666
	CSHL	4,375,000	80,000,000*	84,375,000
	CCHL	41,036,489	85,377,444*	126,413,933
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CITL	5,000,000	–	5,000,000
	CCHL	1,326,437	–	1,326,437
FUNG Pak Kwan	CIHL	433,984	–	433,984
	CITL	7,600,000	–	7,600,000
	CCHL	77,000	–	77,000
FUNG Wo Shun	CITL	300,000	–	300,000
	CCHL	295,600	–	295,600
LEUNG Kai Kwong	CIHL	330,000	–	330,000
	CITL	96,000	–	96,000
HO Chung Leung	CITL	1,696,000	–	1,696,000
	CCHL	917,202	–	917,202
LIU Sik Keung	CIHL	1,984,017	–	1,984,017
	CCHL	174,331	–	174,331

* Dr. CHOW Yei Ching had notified CITL, CSHL and CCHL that he was deemed to be interested in 499,198,666 shares in CITL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 543,571,227 shares, representing in aggregate approximately 48.7% of the issued share capital of CIHL.

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options from 1/4/1999 up to the Latest Practicable Date	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	-	18,000,000
	CITL	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	14,000,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	-	4,400,000
KUOK Hoi Sang	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	-	10,000,000
	CITL	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	11,300,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	-	4,000,000
FUNG Pak Kwan	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	-	8,000,000
	CITL	4/2/1998	3/9/1998–2/9/2001	1	0.3376	5,000,000	8,300,000
FUNG Wo Shun	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	-	2,200,000
	CITL	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	2,300,000
LEUNG Kai Kwong	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	-	800,000
HO Chung Leung	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	-	1,200,000
LIU Sik Keung	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	-	800,000
TSE Kwong Man	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	-	800,000

(ii) Save as mentioned in paragraph (i) above, none of the Directors had any interest (within the meaning of the SDI Ordinance) in the shares in any associated corporations of CDIL as at the Latest Practicable Date. None of them has dealt for value in any such shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(iii) As at the Latest Practicable Date, neither BNP Prime Peregrine nor its ultimate holding company nor any of its subsidiaries or fellow subsidiaries owned or controlled any shareholdings in any associated corporations of CDIL, and none of them has dealt for value in any such shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(iv) As at the Latest Practicable Date, neither Somerley, Appleby Spurling & Kempe, Deloitte Touche Tohmatsu, C.Y. Leung and Knight Frank owned or controlled any shareholdings in any associated corporations of CDIL, and none of them has dealt for value in any such shares during the period starting six months prior to 18th September, 1999 and ending on the Latest Practicable Date.

(v) CDIL has not dealt for value in any shares in CIHL during the period between 18th September, 1999 and the Latest Practicable Date.

(vi) Messrs. CHOW Yei Ching and KUOK Hoi Sang are directors of each of CIHL, CITL, CCHL and CSHL.

(vii) Mr. FUNG Pak Kwan is a director of each of CIHL, CITL and CSHL.

(viii) Mr. FUNG Wo Shun is a director of each of CIHL and CITL.

(ix) Mr. HO Chung Leung is a director of CSHL.

(d) Save and except for a bank facility letter signed by CIHL on 14th September, 1999 with Banque Nationale de Paris, Hong Kong Branch ("Facility Letter") relating to, *inter alia*, the granting of a loan facility to CIHL to finance the Proposal, no agreement or arrangement exists between any Director and any other person or between CIHL and any of the Directors or any other person which is conditional upon the outcome of the Proposal or otherwise in connection with the Proposal and no material contract has been entered into by CIHL in which any Director has a material personal interest.

(e) None of the Directors has service contracts with CDIL or any of its subsidiaries or associated companies in force which have more than 12 months to run or which have been entered into or amended within six months before 18th September, 1999, the date of the Announcement.

(f) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with CIHL, or with any person who is acting in concert with CIHL.

Set out below are dealings in the Shares by CIHL and the Excluded Persons during the period between 18th March, 1999 (being the date six months prior to the date of the Announcement) and the Latest Practicable Date.

The Chevalier Group Staff Provident Fund Scheme

Date	No. of Shares acquired	Acquisition price per Share *HK$*
26th March, 1999	20,000	0.80
8th April, 1999	48,000	0.79
	68,000	

Save as disclosed above, none of CIHL and the Excluded Persons has dealt for value in any Shares during the period between 18th March, 1999 and the Latest Practicable Date.

MARKET PRICES

(a) The Shares are traded on the Stock Exchange. The table below shows the closing prices of the Shares on the Stock Exchange on (i) the last trading day of each of the six calendar months immediately preceding 18th September, 1999, the date of the

Announcement, (ii) 10th September, 1999, being the full trading day immediately preceding the date of the Announcement and the date of the suspension of trading in the Shares on the Stock Exchange, and (iii) the Latest Practicable Date:

Date	Closing price *HK$*
1999	
31st March	0.78
30th April	0.81
31st May	0.81
30th June	0.81
30th July	0.83
31st August	0.70
10th September	0.85
Latest Practicable Date	0.87

(b) The highest and lowest closing prices for the Shares recorded on the Stock Exchange during the period between 18th March, 1999 (being the date six months prior to the date of the Announcement) and the Latest Practicable Date were HK$0.92 on 12th July, 1999, and HK$0.68 on 11th, 12th, 16th, 23rd, 25th and 27th August, 1999 respectively.

(c) The table below sets out the highest and lowest closing prices of the Shares on the Stock Exchange, for each month during the twelve-month period immediately preceding 18th September, 1999, the date of the Announcement:

Month	Highest closing price and date(s) *HK$*	Lowest closing price and date(s) *HK$*
1998		
September	2.20 (8th and 14th September)	2.00 (1st to 7th September)
October	2.025 (5th October)	1.65 (30th October)
November	1.78 (18th and 24th November)	1.63 (5th and 6th November)
December	2.125 (30th and 31st December)	1.66 (8th to 16th December)
1999		
January	2.05 (4th January)	0.79 (25th January)
February	0.80 (1st to 4th and 24th February)	0.77 (8th, 19th and 25th February)
March	0.79 (1st to 3rd and 9th March)	0.76 (16th to 18th March)
April	0.84 (28th April)	0.77 (1st April)
May	0.85 (6th May)	0.77 (21st May)
June	0.83 (1st June)	0.78 (10th June)
July	0.92 (12th July)	0.82 (2nd July)
August	0.88 (2nd August)	0.68 (11th, 12th, 16th, 23rd, 25th and 27th August)

SHARE REPURCHASES AND SHARE ISSUES

(a) During the twelve-month period prior to the date of this document, CDIL has not repurchased any Shares.

(b) During the two-year period ended 18th September, 1999 and between 18th September, 1999 and the Latest Practicable Date, CDIL has issued a total of 106,162,085 Shares. No Shares have been issued in respect of the exercise of share options granted pursuant to the share option scheme of CDIL. Details of the share issues are summarised in the table below:

Date of issue	Number of Shares issued	Subscription/issue price per Share
		HK$
31st October, 1997	101,800,000#	2.658
3rd November, 1997	85,116*	2.83
18th February, 1998	4,276,969*	2.0435
	106,162,085	

Such Shares were issued as consideration shares pursuant to a sale and purchase agreement dated 12th August, 1997 with, inter alia, Grand Assets and Mr. LI Wo Hing.

* *Such Shares were issued pursuant to the scrip dividend scheme of CDIL.*

MATERIAL CONTRACTS

No material contracts (not being contracts entered into in the ordinary course of business carried on or intended to be carried on by CDIL or its subsidiaries) have been entered into by CDIL or its subsidiaries within the two years prior to 18th September, 1999 and between 18th September, 1999 and the Latest Practicable Date.

LITIGATION

Neither CDIL nor any of its subsidiaries is engaged in any litigation or arbitration of material importance, and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against CDIL or any of its subsidiaries.

QUALIFICATIONS OF EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualification
Somerley	Investment adviser and dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Knight Frank	Property valuers
C.Y. Leung	Property valuers
Deloitte Touche Tohmatsu	Certified public accountants

CONSENTS

BNP Prime Peregrine, Somerley, Appleby, Spurling & Kempe, Deloitte Touche Tohmatsu, C. Y. Leung and Knight Frank have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of copies of their respective reports and/or letters and/or references to their names, in the form and context in which they respectively appear.

MISCELLANEOUS

(a) The registered office of CIHL is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The principal place of business of CIHL is at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

(b) The address of the Excluded Persons is 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

(c) The registered office of BNP Prime Peregrine is at 23rd Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong.

(d) The expenses of the Proposal will be borne:

(i) by CDIL and CIHL, insofar as they relate to each of them, if the Scheme becomes effective; or

(ii) by CIHL if the Scheme does not become effective.

(e) No benefit (other than statutory compensation) will be given to any Director as compensation for loss of office in any member of the CDIL Group or otherwise in connection with the Proposal.

(f) As at the Latest Practicable Date, there was no agreement, arrangement or understanding between CIHL and any other person for the transfer of the beneficial interests in the Scheme Shares under the Proposal.

(g) The English text of this document and of the forms of proxy shall prevail over the Chinese text.

(h) As required under the Listing Rules and the Takeovers Code, all announcements in relation to the Proposal, in respect of which the Stock Exchange and the Executive have confirmed that they have no further comments thereon, must be published as paid announcements in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulating generally in Hong Kong.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Richards Butler, 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) until the Effective Date:

(a) the Memorandum of Association and Bye-laws of CDIL;

(b) the letter from the Independent Board Committee, the text of which is set out on page 10 of this document;

(c) the letter of recommendation from Somerley, the text of which is set out on pages 11 to 21 of this document;

(d) the letter and valuation certificate from Knight Frank, the text of which is set out in appendix II to this document;

(e) the letter and valuation certificate from C. Y. Leung, the text of which is set out in appendix II to this document;

(f) the annual reports of the CDIL Group for the two financial years ended 31st March, 1999;

(g) the comfort letters, the texts of which are set out in appendix III to this document;

(h) the Facility Letter referred to in this appendix; and

(i) the letters of consent referred to in this appendix.

SCHEME OF ARRANGEMENT

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

1999: NO. 316

IN THE MATTER OF
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

and

IN THE MATTER OF SECTION 99 OF
THE COMPANIES ACT 1981

SCHEME OF ARRANGEMENT

between

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

and

THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"Company" means Chevalier Development International Limited, a company incorporated in Bermuda;

"Companies Act" means the Companies Act 1981 of Bermuda (as amended);

"Controlling Shareholder" means Chevalier International Holdings Limited;

"Court" means the Supreme Court of Bermuda;

"Effective Date" means the date on which this Scheme becomes effective in accordance with clause 7 of this Scheme;

"Excluded Persons" means the Controlling Shareholder, Messrs. CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun (directors of the Company and of the Controlling Shareholder), TAM Kwok Wing (a director of the Controlling Shareholder), HO Chung Leung and LIU Sik Keung (directors of the Company) and the Chevalier Group Staff Provident Fund Scheme;

"Latest Practicable Date" means 19th October, 1999 being the latest practicable date prior to the printing of the document sent to, *inter alia*, holders of the Shares dated 22nd October, 1999 in which this Scheme is contained;

"Record Date" means 9th December, 1999 or such other date as shall have been announced to the Shareholders;

"Register" means the register of members of the Company;

"Scheme" means this scheme of arrangement in its present form or with or subject to any modification or addition or condition which the Court may approve or impose;

"Scheme Share(s)" means the Share(s) in issue as at the Record Date which are not beneficially owned by the Controlling Shareholder;

"Scheme Shareholder(s)" means (a) registered holder(s) of the Shares other than the Controlling Shareholder;

"Share(s)" means share(s) of HK$0.10 each in the capital of the Company;

"HK$" means Hong Kong dollars.

(B) The Company was incorporated on 12th September, 1991 in Bermuda under the Companies Act with an authorised share capital of HK$90,000,000 divided into 900,000,000 Shares and as of the Latest Practicable Date had an authorised share capital of HK$90,000,000 divided into 900,000,000 Shares of which 615,964,987 Shares have been issued and are fully paid or credited as fully paid, and the amount standing to its share premium account was HK$555,733,000.

(C) On the Latest Practicable Date, the Controlling Shareholder and the Excluded Persons (other than Messrs. HO Chung Leung and LIU Sik Keung, whose interests in the Shares are disclosed in (H) below) beneficially owned an aggregate of 284,569,584 Scheme Shares fully paid as follows:

Name	**Number of Shares**
Chevalier International Holdings Limited	235,229,813
CHOW Yei Ching	44,583,816
KUOK Hoi Sang	1,000,950
FUNG Pak Kwan	316,000
FUNG Wo Shun	548,000
TAM Kwok Wing	691,005
The Chevalier Group Staff Provident Fund Scheme	2,200,000

Each of the Excluded Persons has undertaken that in relation to such Shares in which each of them is beneficially interested, each of them will remain so beneficially interested in such Shares until the date on which the Scheme becomes effective, is withdrawn or lapsed.

(D) On the Effective Date, all the Scheme Shares in issue on the Record Date will be cancelled and extinguished.

(E) In consideration for the cancellation and extinguishment of each of the Scheme Shares, all holders of the Scheme Shares will be entitled to receive HK$0.94 in cash for every Scheme Share held.

(F) The Controlling Shareholder beneficially owning Shares have agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed and done by them for the purpose of giving effect to this Scheme.

(G) The primary purpose of this Scheme are that the holders of Scheme Shares should receive cash, in consideration of the cancellation and extinguishment of the Scheme Shares, on the basis of HK$0.94 in cash for every Scheme Share held by them, and that the Company should become wholly-owned by the Controlling Shareholder.

(H) In accordance with The Hong Kong Code on Takeovers and Mergers, Messrs. HO Chung Leung and LIU Sik Keung holding 3,421,424 and 717,798 Scheme Shares respectively are presumed to be parties acting in concert with the Controlling Shareholder. They have undertaken not to vote their respective Shares at the meeting to be convened by the Court for the purpose of considering, and if thought fit, approving (with or without modification) the Scheme.

THE SCHEME

Part I – Cancellation and extinguishment of the Scheme Shares

1. (a) On the Effective Date, the issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

   (b) The Company shall apply the amount of the credit arising in its books of account as a result of the reduction of its share capital referred to in paragraph (a) above to a reserve account in the books of account of the Company.

Part II – Consideration for cancellation of the Scheme Shares

2. In consideration of the cancellation of the Scheme Shares pursuant to paragraph 1(a) of this Scheme, the Controlling Shareholder will pay to each Scheme Shareholder, as appearing in the Register at 4:00 p.m. (Hong Kong time) on the Record Date, HK$0.94 in cash for every Scheme Share.

Part III – General

3. As from the Effective Date, all certificates representing the Scheme Shares shall cease to have effect as documents or evidence of title and every holder thereof shall be bound on the request of the Company to deliver up to the Company the certificates for his or her existing holding.

4. (a) Not later than ten days after the Effective Date, the Controlling Shareholder shall send or cause to be sent to the Scheme Shareholders (as appearing in the Register at 4:00 p.m. (Hong Kong time) on the Record Date) cheques in respect of the sums payable to such Scheme Shareholders.

   (b) Unless indicated otherwise in writing to the branch share registrars of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, all such cheques shall be sent through the post (by airmail where appropriate) in pre-paid envelopes addressed to such Scheme Shareholders as follows:

      (i) In the case of each sole Scheme Shareholder, to the registered address of such Scheme Shareholders as appearing in the Register as at 4:00 p.m. (Hong Kong time) on the Record Date; or

      (ii) In the case of joint Scheme Shareholders, the registered address as appearing in the Register as at 4:00 p.m. (Hong Kong time) on the Record Date of the Scheme Shareholder whose name then stands first in the Register in respect of the relevant joint holding.

   (c) All cheques shall be made payable to the order of the person or persons to whom, in accordance with the provisions of Clause 4(b) of this Scheme, the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to the Controlling Shareholder for the moneys expressed to be represented thereby.

   (d) All cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither the Controlling Shareholder nor the Company shall be liable for any loss or delay in transmission.

(e) On or after the day being six calendar months after the posting of the cheques pursuant to paragraph 4(b) of this Scheme, the Controlling Shareholder shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in the Company's name with a licensed bank in Hong Kong selected by the Company. The Company shall hold such monies until the expiry of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to paragraph 2 of this Scheme to persons who satisfy the Company that they are respectively entitled thereto, provided that the cheques referred to in paragraph 4(b) of this Scheme of which they are payees have not been cashed. Any payments made by the Company hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to paragraph 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law. The Company shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled, and a certificate of the Company to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(f) On the expiry of six years from the Effective Date, the Controlling Shareholder shall be released from any further obligation to make any payments under this Scheme and the Company shall thereafter transfer to the Controlling Shareholder the balance (if any) of the sums standing to the credit of the deposit account referred to in paragraph 4(e) of this Scheme including accrued interest subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

(g) The preceding sub-paragraphs of this paragraph 4 shall take effect subject to any prohibition or condition imposed by law.

5. Each instrument of transfer and certificate validly subsisting at the Record Date in respect of a transfer or holding of any number of Scheme Shares shall, as from the Effective Date, cease to be valid for any purpose as an instrument of transfer or a certificate for Shares and every Scheme Shareholder thereof shall be bound, on the request of the Company, to deliver up to the Company the certificate(s) for its, his or her existing holding.

6. All mandates or other instructions to the Company in force at the opening of business in Hong Kong on the Effective Date in relation to the Scheme Shares (including elections for the payment of dividends by way of scrip) shall cease to be valid as effective mandates or instructions.

7. This Scheme shall become effective as soon as a copy of the Order of the Court sanctioning this Scheme under section 99 of the Companies Act shall have been duly registered by the Registrar of Companies in Bermuda.

8. Unless this Scheme shall have become effective on or before 31st January, 2000, or such later date, if any, as the Court on the application of the Company or the Controlling Shareholder may allow, this Scheme shall lapse.

9. The Company and the Controlling Shareholder may jointly consent for and on behalf of all concerned to any modification(s) of or addition(s) to this Scheme or to any condition(s) which the Court may see fit to approve or impose.

10. The expenses and costs incurred by the Company in connection with the Scheme will be borne:

(i) by the Company and the Controlling Shareholder, insofar as they relate to each of them, if the Scheme becomes effective; or

(ii) by the Controlling Shareholder if the Scheme does not become effective.

Dated 22nd October, 1999

NOTICE OF THE COURT MEETING

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

1999: NO. 316

IN THE MATTER OF
CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated the 30th day of September, 1999, made in the above matter, the Supreme Court of Bermuda has directed a meeting to be convened of the Scheme Shareholders (as such term is defined in the Scheme of Arrangement hereinafter mentioned) for the purposes of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Chevalier Development International Limited ("the Company") and the Scheme Shareholders and that such meeting will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong at 10:15 a.m. on Wednesday, the 17th day of November, 1999 at which place and time all the Scheme Shareholders are requested to attend.

A copy of a printed composite document (the "Scheme Document") containing the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 100 of the above-mentioned Act, together with a pink form of proxy, have been posted to every Scheme Shareholder having a registered address in the register of members of the Company. Additional copies of the said documents, together with the pink form of proxy, can be obtained by any person entitled to attend the said meeting during usual business hours on any day prior to the day appointed for the said meeting (other than a Saturday afternoon, a Sunday or a statutory holiday):

(i) at the registered office of the Company in Bermuda situated at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda;

(ii) at the office of the branch share registrars of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong; and

(iii) from the Company's Hong Kong solicitors, Messrs. Richards Butler, at 20th Floor, Alexandra House, 16-20 Chater Road, Hong Kong,

and can be seen on display at the principal business office of the Company at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong.

The Scheme Shareholders may vote in person at the said meeting or they may appoint another person, whether a shareholder of the Company or not, as their proxy to attend and vote in their stead.

In the case of joint holders, the vote of a senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged at the office of the branch share registrars of the Company as stated above at not less than 48 hours before the time appointed for the said meeting, but if forms are not so lodged they may be handed to the Chairman at the said meeting.

By the said Order, the Court has appointed Mr. LU Tseng Yung, an independent non-executive director of the Company or, failing him, Mr. LEUNG Ding Bong, Ronald, an independent non-executive director of the Company or, failing him, Mr. KUOK Hoi Sang, an executive director of the Company, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court and to the satisfaction of the conditions of the Proposal set out in the Explanatory Statement accompanying the Scheme Document.

Dated this 22nd day of October, 1999

Appleby, Spurling & Kempe
Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
Attorneys for Chevalier Development International Limited

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of Chevalier Development International Limited (the "Company") will be held at 10:30 a.m. on Wednesday, the 17th day of November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong (or as soon thereafter as the Court Meeting (as defined in the Scheme of Arrangement hereinafter mentioned) convened by the direction of the Supreme Court of Bermuda for the same day and place, shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"THAT

(a) the Scheme of Arrangement dated 22nd October, 1999 (the "Scheme") between the Company and the Scheme Shareholders (as defined in the Scheme) in the form of the print thereof which has been produced to this meeting and for the purpose of identification signed by the Chairman of the meeting, subject to any modification or addition or condition as may be approved or imposed by the Supreme Court of Bermuda, be and is hereby approved;

(b) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the issued share capital of the Company be reduced by the cancellation of the Scheme Shares; and

(ii) the Company shall apply the credit arising in its books of account as a result of the reduction referred to in sub-paragraph (i) to a reserve account in the books of account of the Company; and

(c) the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme, which the Supreme Court of Bermuda may see fit to impose."

By Order of the Board
Chevalier Development International Limited
KAN Ka Hon
Secretary

Dated 22nd October, 1999

Principal office in Hong Kong
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

Notes:

(i) A member entitled to attend and vote at the Special General Meeting is entitled to appoint one or more separate proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(ii) A white form of proxy for use at the Special General Meeting is enclosed herewith.

(iii) To be valid, the white form of proxy for the Special General Meeting, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), must be deposited at the Company's branch share registrars in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the white form of proxy will not preclude you from attending the Special General Meeting and voting in person, if you so wish. In the event of your attending the Special General Meeting, your form of proxy will be deemed to have been revoked.

(iv) In the case of joint holders of a share, any one of such holders may vote at the Special General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Special General Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

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香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司

(於百慕達註冊成立之有限公司)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

根據百慕達一九八一年公司法第九十九條事項
(經修訂)
透過協議計劃
(其中涉及註銷所有計劃股份(定義見本文件))
將其士發展國際有限公司私有化之建議

其士國際集團有限公司之財務顧問

BNP百富勤

法國國家巴黎百富勤融資有限公司

其士發展國際有限公司獨立董事委員會之獨立財務顧問

新百利有限公司

其士發展國際有限公司之主席函件載於本文件第5至9頁，而有關該建議(定義見本文件)之說明文件載於本文件第22至35頁。本文件第10頁載有獨立董事委員會(定義見本文件)之函件，其中載有其就該建議向獨立股東(定義見本文件)提供之意見，而本文件第11至21頁則載有新百利有限公司之函件，其中載有其就該建議向獨立董事委員會提供之意見。

獨立股東及計劃股東應採取之行動載於本文件第34頁。

法院會議(定義見本文件)及股東特別大會(定義見本文件)將於一九九九年十一月十七日星期三舉行，有關通告載於本文件第112至115頁。**無論 閣下能否出席法院會議及股東特別大會或任何一個會議，敬請 閣下按照隨附之有關代表委任表格上印備之指示，填妥及簽署法院會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格，並將表格盡快交回其士發展國際有限公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟在任何情況下，交回之時間及日期不得遲於本文件第34頁「應採取之行動」一段所載明者。**

一九九九年十月二十二日

目 錄

頁次

釋　義

在本文件內，除文義另有所指外，以下詞彙之釋義載列如下：

「該公佈」	指	其士國際之董事會與董事會於一九九九年九月十八日聯合刊發之公佈，其中載列*(其中包括)*該建議之詳情
「聯繫人士」	指	具有上市規則所指之涵義
「必需授權」	指	就該建議所必需之所有授權、登記、存案、規條、同意、許可及批准
「BNP百富勤」	指	法國國家巴黎百富勤融資有限公司，為其士國際之財務顧問及根據香港法例第三三三章證券條例登記之投資顧問
「董事會」	指	董事會
「其士建築」	指	其士建築集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「其士發展」	指	其士發展國際有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市；而其士國際於最後實際可行日期擁有其大約38.2%之股權
「其士發展集團」	指	其士發展及其附屬公司
「其士香港」	指	其士(香港)有限公司，為其士國際之全資附屬公司
「其士國際」	指	其士國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「其士國際集團」	指	其士國際及其附屬公司
「其士科技」	指	其士科技控股有限公司，前稱其士(商業系統)國際有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「公司法」	指	百慕達一九八一年公司法(經修訂)
「法院會議」	指	由高等法院指令召開之計劃股東會議，在會上將會就該計劃進行投票表決，會議將於一九九九年十一月十七日星期三上午十時十五分假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行
「其士新加坡」	指	其士新加坡控股有限公司，一家在新加坡註冊成立之有限公司，其股份在新加坡股票交易所有限公司第一級股票市場上市
「梁振英測量師行」	指	梁振英測量師行有限公司，為獨立專業物業估值師

「董事」	指	其士發展之董事
「生效日期」	指	該建議在獲批准之情況下之生效日期，預計為百慕達時間一九九九年十二月十日星期五下午二時至下午五時，即香港時間一九九九年十二月十一日星期六上午二時至上午五時
「例外人士」	指	周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生(彼等為其士發展及其士國際之董事)、譚國榮先生(彼為其士國際之董事)、何宗樑先生、廖錫強先生(彼等為董事)及其士集團僱員公積金計劃，即就收購守則而言與其士國際一致行動之各方
「執行理事」	指	證監會公司財務科之執行理事或其任何代表
「説明文件」	指	本文件第22至35頁所載根據公司法第100條編製之説明文件
「大唐」	指	大唐安居置業有限公司，一家由董事李和鑫先生全資擁有之公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	其士發展為就該建議向獨立股東提供意見而成立之獨立董事委員會，成員包括獨立非執行董事陸增鏞先生及梁定邦先生
「獨立股東」	指	其士國際及例外人士以外之股東
「簡福飴測量行」	指	簡福飴測量行，為獨立專業物業估值師
「最後實際可行日期」	指	一九九九年十月十九日，即本文件刊發前就確定其中所載若干資料而言之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「該價格」	指	每股股份0.94港元，為根據該計劃應向計劃股東支付之價格
「該建議」	指	其士國際透過本文件所述之該計劃將其士發展進行私有化之建議
「Public Assets」	指	Public Assets Limited，一家由大唐全資擁有之公司
「記錄日期」	指	一九九九年十二月九日星期四或須向股東公佈之其他日期

「有關機構」	指	有關之政府及／或政府機構、監管機構、法院或團體
「該計劃」	指	載於本文件第106至111頁根據公司法第99條所規定之協議計劃，惟可作出高等法院批准或指定之任何修訂或增訂或附加條件
「計劃股份」	指	計劃股東持有之股份
「計劃股東」	指	其士國際以外之股東
「公開權益條例」	指	香港法例第三九六章證券(公開權益)條例
「證監會」	指	證券及期貨事務監察委員會
「股份」	指	其士發展股本中每股面值0.10港元之股份
「股東」	指	股份之持有人
「新百利」	指	新百利有限公司，為獨立董事委員會之獨立財務顧問及根據香港法例第三三三章證券條例登記之投資顧問
「股東特別大會」	指	其士發展將於一九九九年十一月十七日星期三上午十時三十分假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行之股東特別大會(或其任何續會)，有關通告載於本文件第114至115頁
「聯交所」	指	香港聯合交易所有限公司
「高等法院」	指	百慕達之高等法院
「收購守則」	指	香港公司收購及合併守則
「加元」	指	加拿大之法定貨幣加元
「港元」及「仙」	指	香港之法定貨幣港元及港仙
「美元」	指	美國之法定貨幣美元
「米」	指	米
「平方呎」	指	平方呎
「平方米」	指	平方米

預期時間表

一九九九年

就以下會議交回代表委任表格之最後時間 *(附註1)*：

法院會議	十一月十五日星期一上午十時十五分
股東特別大會	十一月十五日星期一上午十時三十分
法院會議 *(附註2)*	十一月十七日星期三上午十時十五分
股東特別大會 *(附註2)*	十一月十七日星期三上午十時三十分或緊接法院會議結束或休會後
高等法院進行聆訊以批准該計劃 *(附註3)*	十一月二十四日星期三
股份買賣之最後時間	十二月三日星期五下午四時
交回股份過戶文件以確定有權參與該計劃之名單之最後時間	十二月八日星期三下午四時
記錄日期	十二月九日星期四
生效日期 *(附註4)*	**十二月十日星期五**
股份在聯交所除牌生效 *(附註4)*	十二月十四日星期二上午十時
寄發根據該計劃應得現金之支票	十二月二十日星期一或以前

附註：

1. 代表委任表格須盡快交回其士發展之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟在任何情況下，交回之時間及日期不得遲於上文所載明者。法院會議之粉紅色代表委任表格亦可在法院會議上交予法院會議之主席。填妥及交回法院會議或股東特別大會之代表委任表格後，股東屆時仍可親身出席有關大會及在會上投票。在此情況下，交回之代表委任表格將視作已遭撤回。

2. 法院會議及股東特別大會將於上文載明之時間及日期假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行。

3. 本文件所述之所有時間及日期均指香港之時間及日期，惟所述高等法院進行聆訊以批准該計劃之預計日期則為相應之百慕達日期。於一九九九年十月三十一日至二零零零年四月一日止期間，百慕達時間較香港時間慢十二小時。

4. 該計劃將於獲高等法院批准(無論有否修訂)時生效，而高等法院指令之副本將會送呈百慕達公司註冊處以供登記。登記預計將於百慕達時間一九九九年十二月十日星期五下午二時至下午五時進行，即香港時間一九九九年十二月十一日星期六上午二時至上午五時。敬請獨立股東留意，本文件第22至23頁所載該建議之附帶條件。預計股份將於一九九九年十二月十四日星期二上午十時正在聯交所除牌。

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司

(於百慕達註冊成立之有限公司)

董事會
執行董事：
周亦卿*(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
郭海生*(董事總經理)*
馮伯坤
馮和順
梁基廣
何宗樑
廖錫強
謝廣文

非執行董事：
李和鑫
陳佩紅

獨立非執行董事：
陸增鏞 C.B.E.
梁定邦 MBBS (HK), FRCP (UK),
MFPHM (UK), AIB (LONDON), O.B.E., J.P.

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點
香港
九龍
九龍灣
宏開道8號
其士商業中心
22樓

敬啟者：

其士國際集團有限公司透過協議計劃將
其士發展國際有限公司私有化之建議

緒言

據於一九九九年九月十八日所作之公佈，其士國際已要求其士發展向計劃股東提呈該建議。其士國際擬將所有計劃股份註銷，每股計劃股份可就此換取現金0.94港元。

於最後實際可行日期，其士國際擁有235,229,813股股份之權益，約佔其士發展已發行股本之38.2%。待獨立股東在法院會議上批准該計劃、在股東特別大會上通過有關實行該建議及使其生效之特別決議案及高等法院批准該計劃後，其士發展將向聯交所申請撤銷股份在聯交所之上市地位。倘該建議不獲批准或作廢，其士發展之股份將會維持在聯交所之上市地位。

由於其士國際與該建議有利益關係，故其士國際及例外人士均不會在法院會議上就有關批准該計劃之決議案投票。其士國際不會在股東特別大會上就有關實行該建議之決

議案投票。然而，例外人士已表示，倘該計劃在法院會議上獲得批准，其所持之所有股份均會在股東特別大會上投票贊成有關實行該計劃及使其生效之特別決議案。

法院會議之通告載於本文件第112至113頁，而股東特別大會之通告載於本文件第114至115頁。法院會議及股東特別大會將於一九九九年十一月十七日星期三假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行，時間見載於有關通告。

BNP百富勤已獲委任為其士國際有關該建議之財務顧問。周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、梁基廣先生、何宗樑先生、廖錫強先生、謝廣文先生(彼等為執行董事)為其士香港之受薪僱員。李和鑫先生及陳佩紅女士獲其士發展主要股東大唐委任加入董事會。因此其士發展之董事已成立獨立董事委員會，成員包括獨立非執行董事陸增鏞先生及梁定邦先生，向獨立股東提供有關該建議之意見。新百利已獲委任為獨立財務顧問向獨立董事委員會提供有關該建議之意見。

該建議

現建議在本文件「說明文件」一節所述該建議之附帶條件達成或獲豁免(如屬適用)之情況下，該建議將透過該計劃實行，其中涉及根據公司法第46條註銷所有計劃股份及削減其士發展之已發行股本。此外，該計劃並規定，作為註銷之代價，每位計劃股東將有權就所持之每股計劃股份向其士國際收取現金0.94港元。

該價格：

- 與股份於最後實際可行日期在聯交所所報之收市價每股0.87港元比較，**溢價約8%**；
- 與股份於一九九九年九月十日(即股份於該公佈刊發前由一九九九年九月十三日上午十時起暫停買賣前之最後一個交易日)在聯交所所報之收市價每股0.85港元比較，**溢價約11%**；
- 與按照股份於截至一九九九年九月十日止(該日期包括在內)五個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.792港元比較，**溢價約19%**；
- 與按照股份於截至一九九九年九月十日止(該日期包括在內)二十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.719港元比較，**溢價約31%**；
- 與按照股份於截至一九九九年九月十日止(該日期包括在內)六十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.785港元比較，**溢價約20%**；
- 與按照股份於截至一九九九年九月十日止(該日期包括在內)一百二十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.788港元比較，**溢價約19%**；
- 與股份於一九九九年三月三十一日之每股經審核綜合有形資產淨值約1.31港元比較，**折讓約28%**；及

- 與每股經調整綜合有形資產淨值1.27港元比較，折讓約26%。

計劃股東將予提呈以供註銷之計劃股份（須待（*其中包括*）該計劃在法院會議上獲批准及該建議在股東特別大會上獲批准後方可作實）將視作概無附帶任何第三者權利、留置權、抵押、索償要求、衡平權益及繁重負擔，惟會連同應附之一切權利，包括收取於股份根據該計劃註銷當日以後就股份宣派、作出或派付之所有股息及／或其他分派。根據其士發展之公司細則，其士發展只會承認股份登記持有人之權益。

有關股份價格歷來之資料，載於本文件附錄四。

於最後實際可行日期，已發行之股份為615,964,987股。按照該價格，其士發展之全部已發行股本在該建議之價值約為579,000,000港元，與其士發展集團於一九九九年三月三十一日約807,000,000港元之經審核綜合有形資產淨值比較，折讓約28%，此外，與本文件附錄一約784,000,000港元之其士發展集團經調整綜合有形資產淨值比較，亦折讓約26%。除股份外，其士發展於最後實際可行日期概無任何已發行之認股權證、認購股權、可換股證券或其他證券。

於最後實際可行日期，計劃股東擁有380,735,174股股份之權益，約佔其士發展已發行股本之61.8%。目前計劃透過其士國際約358,000,000港元之銀行融資以全數支付該建議之代價總額，即大約357,900,000港元，而有關融資將來自法國國家巴黎銀行香港分行。BNP百富勤確認，其認為可供其士國際動用之財政資源足以應付實行該建議所需之資金。其士國際之董事確認，由於該等銀行融資之還款或抵押品與其士發展集團之財務表現無關，該等銀行融資之利息、還款或抵押品將無須倚賴其士發展集團之業務。

倘該建議之所有附帶條件達成或獲豁免（如屬適用），該建議即告生效，對其士發展及全體股東均具約束力。

倘該計劃未能於二零零零年一月三十一日或高等法院可能准許之其他較後日期或該等日期以前生效，該計劃即告作廢，而計劃股東亦會以報章公佈之方式獲知會相應資料。

假設該計劃於一九九九年十二月十日星期五生效，根據該計劃應得現金之支票可望於一九九九年十二月二十日星期一或以前寄予計劃股東。

進行該建議之原因及利益

敬請　閣下注意本文件第24頁所載說明文件內「進行該建議之原因及利益」一段。

其士發展集團之資料及日後計劃

敬請　閣下注意本文件第28至32頁及第25頁分別所載之說明文件「其士發展集團之資料」及「日後計劃」兩段。

會議及應採取之行動

法院會議通告載於本文件第112至113頁，而股東特別大會通告則載於本文件第114至115頁。法院會議及股東特別大會之召開日期為一九九九年十一月十七日星期三。高等法院已指令舉行法院會議以考慮及酌情批准該計劃(無論有否修訂)。股東特別大會將於法院會議後舉行，以考慮及酌情通過有關實行該建議及使其生效之特別決議案。其士國際及例外人士於最後實際可行日期擁有288,708,806股股份之權益，約佔其士發展已發行股本之46.9%，兩者均不得在法院會議上就該計劃投票。其士國際不得在股東特別大會上就該建議投票。然而，例外人士已表示，倘該計劃在法院會議上獲批准，其所持之所有股份均會在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

無論　閣下能否出席法院會議及股東特別大會或任何一個會議，敬請　閣下按照隨附之有關代表委任表格上印備之指示填妥及簽署法院會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格，並將表格盡快交回其士發展之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。法院會議之粉紅色代表委任表格須於一九九九年十一月十五日星期一上午十時十五分前交回，或在法院會議上交予法院會議之主席，方為有效。股東特別大會之白色代表委任表格須於一九九九年十一月十五日星期一上午十時三十分前交回，方為有效。填妥及交回法院會議或股東特別大會之代表委任表格後，　閣下屆時仍可親身出席有關大會及在會上投票。在此情況下，交回之代表委任表格將視作已遭撤回。

推薦建議

在本文件第11至21頁所載新百利致獨立董事委員會之函件內，新百利聲明，其認為該建議之條款就獨立股東而言實屬公平合理，故建議獨立董事委員會推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案，以及在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

經考慮新百利之意見後，其中尤以本文件第11至21頁之新百利函件所載之因素、理由及推薦建議為然，獨立董事委員會認為，該建議之條款就獨立股東而言實屬公平合理。**因此，獨立董事委員會推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案，以及在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。**獨立董事委員會函件載於本文件第10頁。

股票、買賣、上市、登記及付款

敬請　閣下注意本文件第33至34頁所載說明文件內「股票、買賣及上市」及「登記及付款」兩節。

進一步資料

敬請　閣下細閱分別載於本文件第10頁及第11至21頁之獨立董事委員會函件及新百利函件、本文件第22至35頁所載之説明文件、本文件各附錄、本文件第106至111頁所載之該計劃、本文件第112至115頁所載之法院會議通告及股東特別大會通告。

此致

列位股東　台照

周亦卿
主席
謹啟

一九九九年十月二十二日

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司
(於百慕達註冊成立之有限公司)

敬啟者：

其士國際集團有限公司透過協議計劃將
其士發展國際有限公司私有化之建議

據於一九九九年九月十八日所作之公佈，其士國際已要求其士發展向計劃股東提呈該建議，有關詳情載於其士發展於一九九九年十月二十二日刊發之文件(「該文件」第5至9頁所載「主席函件」一節，本函亦為該文件之一部份)。吾等已獲委任為獨立董事委員會委員，以就該建議向獨立股東提供推薦建議。新百利已獲委任為獨立財務顧問，以就該建議向吾等提供意見。

經考慮新百利之意見後，其中尤以該文件第11至21頁新百利函件所載之因素、理由及推薦建議為然，吾等認為該建議之條款就獨立股東而言實屬公平合理。因此，吾等推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案。此外，吾等並推薦獨立股東在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

此致

列位獨立股東　台照

陸增鏞
獨立非執行董事
謹啟

梁定邦
獨立非執行董事
謹啟

一九九九年十月二十二日

新百利有限公司
香港
中環
康樂廣場8號
交易廣場第一期
3108室

敬啟者：

其士發展之私有化建議

吾等獲委聘，就建議根據公司法第99條之規定，藉着進行一項協議計劃將其士發展成為其士國際之一間全資附屬公司一事，向獨立董事委員會提供意見。該計劃之詳情載於一九九九年十月二十二日致股東之文件(「該文件」)內，而本函件亦為該文件之一部份。除文義別有所指外，本函件所採用之詞語與該文件所採用之詞語具有相同涵義。

在構思吾等之意見及作出推薦前，吾等曾依賴董事及其士發展之管理層所提供之資料、事實及表達之見解。吾等假設所有向吾等作出之陳述均為真確無訛及完備，而該文件所載之物業估值及其他財務資料均為公平及準確，而吾等乃依賴此等資料。吾等亦假設該文件所載或引述之所有陳述在彼等作出之時均屬真確無訛，而在該文件刊發日期及法庭會議日期仍然如此。

吾等亦曾向董事尋求並獲確認，在彼等提供之資料及表達之見解中，並無遺漏任何重大事實。吾等認為吾等已審閱充份之資料，足以使吾等據此達致明確之見解，而該等資料亦能提供合理之基準，使吾等據此提供推薦意見。吾等無理由懷疑吾等所獲提供且於該文件內載列之資料之準確性，亦無理由懷疑有任何重大事實被遺漏或隱瞞。然而，吾等並無對其士發展集團或其士國際集團之業務及事務進行獨立深入調查。

該建議之條款

概括而言，該建議涉及以下之主要步驟：

(i) 計劃股東所持之所有計劃股份將予註銷，而計劃股東將就此收取由其士國際按每持有1股計劃股份支付現金0.94港元作為代價；及

(ii) 其士發展之已發行股本將會被削減，而其士發展將會成為其士國際之一間全資附屬公司，而股份在聯交所之上市地位亦將會被撤回。

該建議之條款及條件之進一步詳情載於該文件之說明文件內。

周亦卿先生、郭海生先生、馮伯坤先生、馮和順先生、何宗樑先生、廖錫強先生、梁基廣先生及謝廣文先生均為其士香港之受薪僱員。李和鑫先生及陳佩紅女士由其士發展之一位主要股東大唐委派加入董事會。因此，成立獨立董事委員會（成員包括陸增鏞先生及梁定邦先生）之目的乃旨在向獨立股東提供有關該建議之推薦意見。吾等獲委聘為獨立財務顧問，就該建議之條款之公平及合理程度，向獨立董事委員會提供意見。

經考慮之主要因素及理由

吾等在構思就該建議而提供之意見及作出之推薦時，經考慮以下之主要因素及理由：

提出該建議之理由

提出該建議之理由載於該文件之說明文件內。其士發展集團主要在香港、中國及加拿大經營物業投資及發展業務及在中國經營酒店業務。如該公佈所述，於一九九九年三月三十一日，其士發展集團之投資物業及在香港持有以供銷售之物業之總樓面面積約78.9%均由其士國際及其聯繫人士佔用。就此而言，其士國際董事相信，將其士發展私有化以壯大其士國際集團之資產基礎及簡化其士國際集團之行政、監管及遵守規則之責任均符合利益。另一方面，鑑於股份市價較其基本資產淨值出現大幅度之折讓，而股份在聯交所之流通量亦偏低，董事認為，其士發展難以在未來透過資本市場籌集資金。鑑於其士發展之規模及預期香港物業市道不會在短期內大幅上升，董事預期其士發展在資本市場籌集資金之能力不會在可見未來出現大幅度之改善。

由於該建議以現金進行，故僅有其士國際之股東（並非其士發展之股東）方會因其士國際集團之資產基礎得以壯大而獲益。然而，其士國際亦須負責籌集現金以提供該計劃所需之資金。吾等認同董事之見解，即鑑於股份之市場表現，其士發展之規模及物業市場之復甦速度緩慢，其士發展難以在未來透過資本市場籌集資金。該建議能提供機會，使獨立股東按較股份現行市價為高之溢價出售彼等於其士發展之投資並收取現金。

其士發展集團之往績

其士發展集團截至一九九九年三月三十一日止五個年度之經審核綜合業績及其股息分派概要載於該文件附錄一。

五年經審核記錄

下表載列其士發展集團截至一九九九年三月三十一日止五個年度內所經營之每項業務對其士發展集團之整體營業額及經營溢利及虧損之貢獻，及其士發展集團之股東應佔溢利及每股盈利：

營業額：

(百萬港元)	截至三月三十一日止年度 一九九九年	一九九八年	一九九七年	一九九六年	一九九五年
物業投資	82	77	83	98	214
物業發展	140	1,677	175	1,176	94
酒店業務	8	10	6	–	–
樓宇建築、土木工程及建築材料及設備之供應及安裝	–	1,645	2,329	1,229	609
其他	13	13	8	218	127
	243	3,422	2,601	2,721	1,044

未計特殊項目之經營溢利：

(百萬港元)	截至三月三十一日止年度 一九九九年	一九九八年	一九九七年	一九九六年	一九九五年
物業投資	38	19	26	59	156
物業發展	137	63	24	26	48
酒店業務	(5)	(5)	(9)	–	–
樓宇建築、土木工程及建築材料及設備之供應及安裝	–	70	54	29	41
其他	3	4	44	(72)	(12)
	173	151	139	42	233
減：經營支出	(7)	(8)	(8)	(5)	(7)
	166	143	131	37	226
股東應佔溢利：	154	155	109	12	202
每股盈利(仙)：	25	28	21.5	2.5	43

其士發展集團現時之主要收入來源為物業投資、物業發展及酒店業務。其士發展集團在中國信陽經營之酒店業務已於一九九六年十二月開始營業，惟由於入住率偏低，故一直錄得虧損。在截至一九九八年三月三十一日止四個財政年度內，其士發展集團亦錄得來自樓宇建築、土木工程及建築材料及設備之供應及安裝(「建築業務」)之收入。在其士發展集團之企業重組(涉及向其士國際出售其士發展集團參與之香港私人機構參建居屋計劃項目(「居屋項目」)之權益及其士發展集團之建築材料及物業管理業務，及以向股東分派股份之形式出售其士發展於其士建築之權益)於一九九七年十月三十一日完成後，在截至一九九九年三月三十一日止財政年度內，並無錄得任何建築業務之收入。

由於其士發展集團不再經營建築業務，而酒店業務之表現亦欠佳，故其士發展集團主要依賴物業投資及物業發展作為其主要收入來源。其士發展集團之物業投資收入成為其士發展集團之主要經常收入。截至一九九九年三月三十一日止年度，其士發展集團之投資物業之平均佔用率維持在95%以上。大部份租約均已於一九九八年年初續期三年。其士發展集團之物業發展業務在截至一九九九年三月三十一日止最近五個財政年度內之貢獻因須視乎手頭發展項目之完成狀況及時間而定，故一直較為波動。物業發展業務在截至一九九九年三月三十一日止年度提供之溢利貢獻甚高，此乃由於完成位於中國上海之平價住宅項目所致，而此項目提供獲保證溢利，而其邊際溢利亦較其士發展集團在過往發展之居屋項目所產生之邊際溢利為高。

整體而言，其士發展集團在最近五個財政年度內一直錄得溢利，其中截至一九九六年三月三十一日止年度錄得最低之股東應佔溢利約12,000,000港元（主要因出售物業及為於聯營公司之權益之虧損作出準備而產生之特殊虧損總額約84,000,000港元所致），而截至一九九五年三月三十一日止年度則錄得最高之股東應佔溢利約202,000,000港元（其中約116,000,000港元乃有關出售投資物業所產生之特殊收益）。在截至一九九九年三月三十一日止之最近兩個財政年度內，其士發展集團之股東應佔溢利約為155,000,000港元。

在截至一九九九年七月三十一日止四個月內，其士發展集團錄得未經審核溢利約14,800,000港元，而去年同期之股東應佔溢利則約為3,700,000港元。業績改善之原因主要為削減利息支出、額外利息收入及增加租金收入。截至一九九九年七月三十一日止四個月之溢利主要來自其士發展集團之物業租賃業務。在上述期間內，物業發展業務並無任何收入，而酒店業務仍錄得經營虧損。

根據截至一九九九年三月三十一日止年度之經審核每股綜合盈利25仙計算，該價格相等於基本市盈率約3.76倍。吾等已審閱五間在聯交所上市，主要經營物業投資及發展業務，且市值及資產淨值大致上與其士發展相若之公司（「比較公司」）之已刊發交易數據。以下乃有關之概要：

公司名稱	已發行股份之數目	於一九九九年九月十七日之收市價 港元	最近期之經審核每股綜合資產淨值 港元	每股盈利 港元	市盈率	收市價較資產淨值之折讓率
寶福集團有限公司	29,282,000	12.20	21.07	1.08	11.3	42.1%
晉利地產金融有限公司	67,760,000	6.20	17.24	0.592	10.5	64.0%
太興置業有限公司	308,139,000	1.455	2.12	0.031	46.9	31.4%
均來集團有限公司	832,726,000	0.77	1.13	0.019	40.5	31.9%
運盛(中國)投資集團有限公司	1,000,000,000	0.265	0.87	虧損	不適用	69.5%

在該五間比較公司之中，一間現時錄得虧損，故此並無計算其市盈率。其他四間比較公司均按10倍至47倍於基本盈利之市盈率買賣。於一九九九年九月十七日，所有普通股指數之物業分類（「物業分類指數」）之平均市盈率約為19倍。該價格與五間比較公司及物業分類指數相較之下，該價格之市盈率不屬於比較公司之有關範圍內。然而，鑑於其士發展集團及比較公司因完成物業發展項目之時間性關鍵，有可能致使其盈利較為波動，而其士發展集團及比較公司之主要資產為物業權益，吾等認為較適宜參照有關股份之資產淨值及市價作為評估該價格之指標。

股息

下表載列其士發展集團截至一九九九年三月三十一日止五個年度之每股股份之股息及平均股息收益率：

	截至三月三十一日止年度				
	一九九九年	一九九八年	一九九七年	一九九六年	一九九五年
每股股息 *(仙)*	93.0	33.6	7.5	17.7	14.0
	(包括特別現金中期股息80仙)	(包括特別中期股息19.6仙，以其士建築之股份派付)		(包括特別中期股息13.2仙，以其士建築之股份派付)	
平均每日收市價 *(港元)*	1.2132	1.3229	0.8015	0.858	0.99
平均股息收益率 *	76.7%	25.4%	9.4%	20.6%	14.1%
平均股息收益率（不包特別股息）	10.7%	10.6%	9.4%	5.2%	14.1%

* *平均股息收益率乃根據每個財政年度宣派之股息總額除以股份在該財政年度之平均每日收市價計算。*

如上表所示，在截至一九九七年三月三十一日止年度內，錄得最低平均股息收益率約9.4%，而在截至一九九九年三月三十一日止年度內，錄得最高平均股息收益率約76.7%。倘不計入特別股息，其士發展應能顯示一個較穩定之股息收益率。吾等曾與董事商討分別在截至一九九六年、一九九八年及一九九九年三月三十一日止年度派付特別中期股息之理由。吾等知悉，截至一九九六年三月三十一日止年度之特別中期股息乃為方便分拆其士建築而派付，截至一九九八年三月三十一日止年度之特別中期股息乃作為其士集團成員公司之集團重組計劃之一部份而派付，而截至一九九九年三月三十一日止年度之特別現金中期股息80仙乃因完成位於上海之平價住宅項目所得收益而派付。如說明文件指出，董事預期香港之物業市道在短期內不會出現任何大幅上升之情況，故彼等認為不能假定將來會派付任何股息。鑑於派付特別中期股息之理由及董事對香港物業市道之展望，股東不應假定可獲經常派付特別股息。

股份價格之表現

下表顯示自一九九六年年初起，股份價格之表現：


港元
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0
價格：0.94港元
九六年
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
九七年
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
九八年
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
九九年
二月
三月
四月
五月
六月
七月
八月
九月
十月

在一九九六年年初起至最後實際可行日期止之期間內，股份之價格表現較為波動，錄得之最高及最低之收市價分別為一九九七年八月六日之4.35港元及一九九九年八月十一日、十二日、十六日、二十三日、二十五日及二十七日之0.68港元。在股份於一九九九年一月二十一日除淨中期股息及特別中期現金股息每股0.90港元後，股份價格隨之大幅向下調整，而股份之每日收市價自此一直低於該價格。

下表顯示該價格與基本股份價格之比較數字：

	股份價格 *港元*	該價格較股份價格之溢價／(折讓)
於最後實際可行日期之收市價	0.870	8.0%
於一九九九年九月十日(該建議之公佈日期前之最後交易日)之收市價	0.850	10.6%
截至一九九九年九月十日止(包括該日)5個交易日之平均收市價	0.792	18.7%
截至一九九九年九月十日止(包括該日)20個交易日之平均收市價	0.719	30.7%
截至一九九九年九月十日止(包括該日)60個交易日之平均收市價	0.785	19.7%
截至一九九九年九月十日止(包括該日)120個交易日之平均收市價	0.788	19.3%
自一九九六年起至最後實際可行日期止之最高收市價	4.35	(78.4%)
自一九九六年起至最後實際可行日期止之最低收市價	0.68	38.2%

於一九九九年九月十八日公佈該建議後，股份價格於一九九九年九月二十日稍微上升，以0.88港元之價格收市。於最後實際可行日期，股份之收市價為0.87港元。務請獨立股東留意，股份現正以接近該價格之價格買賣。吾等認為可能因該計劃之存在，對股份價格產生支持作用。然而，務請獨立股東留意，倘該建議作廢，則股份價格未必能夠維持在該水平。

吾等已審閱在最近期兩個年度內合共四個私有化建議。以下乃有關之詳情：

日期	公司名稱	該價格較收市價之溢價／(折讓)(%)	建議價格較資產淨值之溢價／(折讓)
一九九八年三月	Orient Telecom & Technology Holdings Limited	緊接刊登私有化公佈前之最後交易日之收市價之100% 3個月平均收市價之36.7% 6個月平均收市價之10.8%	(41%)
一九九八年五月	Laws International Holdings Limited	緊接刊登可能將公司私有化公佈前之收市價之53.3% 5日平均收市價之50%	(2.8%)
一九九九年一月	City Bus Group Limited	刊登私有化建議公佈當日之收市價之20.8% 股份暫停買賣有待刊登有關公佈前之最後交易日之收市價之10.2% 10日平均收市價之12.27%	112%
一九九九年六月	連卡佛國際有限公司	A股 股份暫停買賣有待刊登有關公佈前之最後交易日之收市價之123% 5日平均收市價之165% 30日平均收市價之194% 90日平均收市價之226%	(24%)
		B股 股份暫停買賣有待刊登有關公佈前之最後交易日之收市價之163% 5日平均收市價之197% 30日平均收市價之205% 90日平均收市價之257%	(24%)

上述四間公司之有關溢價定於超逾緊接各有關私有化建議之公佈日期前之有關股份收市價20%至163%之範圍內。相較之下，根據該計劃提呈之該價格似乎缺乏吸引力。鑑於上述公司之業務及財務背境性質各異，獨立股東亦應顧及到其他因素，其中包括與資產淨值之比較，而吾等認為此乃最為重要之考慮因素。

股份之流通量

下表顯示股份之每日成交量及股份自一九九九年一月以來每個曆月在聯交所之每月成交量概要：


股份（百萬股）
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
11 18 25 1 8 15 22 1 8 15 22 29 5 12 19 26 3 10 17 24 31 7 14 21 28 5 12 19 26 2 9 16 23 30 6 13 20 27
九九九年
一月
二月
三月
四月
五月
六月
七月
八月
九月

一九九九年	每月成交量 *股份*	每月成交量佔公眾持股量之百份比率*	平均每日成交量 *股份*	平均每日成交量佔公眾持股量之百份比率*
一月	36,111,437	16.0	1,805,572	0.8
二月	3,112,000	1.4	183,059	0.1
三月	3,072,785	1.4	133,599	0.1
四月	17,482,000	7.7	920,105	0.4
五月	25,539,658	11.3	1,216,174	0.5
六月	50,489,000	22.3	2,404,238	1.1
七月	92,854,567	41.1	4,421,646	2.0
八月	25,093,486	11.1	1,320,710	0.6
九月	48,948,000	21.7	2,330,857	1.0

* *根據股東（不包括其士國際、例外人士及Public Assets）持有之225,948,181股股份計算。*

如上表所示，股份之每月成交量分別佔一九九九年六月、七月及九月各自之公眾持股量最高22.3%、41.1%及21.7%。吾等已獲董事確認，彼等對上述成交量增加之理由概不知情，而吾等亦未能推斷任何有關之理由。儘管上述之股份成交量按月計算佔公眾持股量之百份比率乃屬偏高，惟根據平均每日成交量，有關之百份比率乃屬較低。在一九九九年年初起至最

後實際可行日期止期間內，股份於聯交所之平均每日成交量偏低，佔股份公眾持股量不足2.0%。吾等認為，鑑於股份在以往之成交量屬於偏低，倘獨立股東擬在市場上出售彼等之股份，可能會發覺彼等在出售大量股份時，難免對股份價格造成不利之影響。

較有形資產淨值之折讓

由於其士發展集團所擁有之物業權益佔其資產總值一個重要部份，吾等認為必須將該價格與其士發展集團之資產淨值作比較。現時，其士發展集團之物業組合主要包括10項投資物業、1項發展中物業、3項持作日後發展之物業、3項持作以供銷售之物業及1項已訂約將予收購之物業。務請獨立股東細閱該文件附錄二所載之簡福飴測量行及梁振英測量師行所編製有關該等物業之估值報告。

股份之表現大致上追隨在香港上市之中小型物業公司之股份表現，一直按較本身之基本資產淨值大幅折讓之價格買賣。股份按其士發展集團截至一九九七年、一九九八年及一九九九年財政年度之每股經審核綜合有形資產淨值約2.86港元、2.36港元及1.31港元之平均基本折讓率分別約72.0%、43.9%及7.4%買賣。一九九九財政年度之折讓率大幅收窄乃主要由於須就重估物業所產生之虧絀提撥準備及宣派特別現金中期股息每股股份80仙而導致資產淨值基礎縮小所致。由一九九九年四月一日起至一九九九年九月十日止(即該建議之公佈日期前之最後交易日)期間內，股份按其士發展集團於一九九九年三月三十一日之每股經審核綜合有形資產淨值約1.31港元之平均基本折讓率約39.7%之價格買賣。

該文件附錄一載有其士發展集團之經調整綜合有形資產淨值報表，並已根據其士發展集團截至一九九九年七月三十一日止四個月之未經審核溢利及滙兑儲備變動與及因評估其士發展集團於一九九九年八月三十一日之物業權益而產生之虧絀作出調整。於最後實際可行日期，上述之資產淨值合共約784,200,000港元，或每股約1.27港元(「經調整有形資產淨值」)(根據已發行股份615,964,987股計算)。根據該計劃向獨立股東提呈之該價格0.94港元較每股經調整有形資產淨值折讓約26.0%。

吾等認為，於聯交所上市，而資產主要包括物業權益之公司之股份按較各自之資產淨值折讓之價格買賣乃屬普遍現象，亦反映了現時物業權益較難靈活變現之性質。前段所述之比較公司之股份均按較各自之最近期經審核綜合資產淨值折讓約31%至70%之價格買賣。上述之比較分析顯示，與比較公司相較之下，該價格之折讓率(約26.0%)較每股股份之基本資產淨值之折讓率為低，故吾等認為乃公平合理。

其士發展集團之前景

董事已確認，在成功把其士發展集團私有化後，彼等不擬對現有業務作出任何重大改動，或大量出售或收購資產(按日常業務程序進行者除外)或對受僱之僱員方面作出任何改動。其士發展在獲得聯交所批准後，將撤回股份在聯交所之上市地位。然而，倘該建議不獲批准或作廢，其士發展將會繼續讓股份在聯交所上市。務請獨立股東留意，無論該計劃能否實行，其士發展集團之業務或運作均不會有任何重大變動。

概要

經考慮上述之主要因素及理由後，吾等務請　閣下留意吾等在構思推薦意見時所考慮之下列主要因素：

(i) 該價格較股份於最後實際可行日期之收市價每股0.87港元有約8.0%之溢價，亦較股份於一九九九年九月十日(即該建議之公佈日期前之最後交易日)之收市價每股0.85港元有約10.6%之溢價，而較股份在截至一九九九年九月十日止(包括該日)之120個交易日之平均收市價每股0.788港元有約19.3%之溢價；

(ii) 自一九九九年一月以來，股份在聯交所之交投量偏低，其平均每日成交量佔股份之公眾持股量不足2.0%；

(iii) 儘管該價格較每股股份之經審核資產淨值約1.27港元折讓約26.0%，惟該折讓率在與其他在聯交所上市並可作比較用途之同業公司相較之下，仍較該等公司為低；及

(iv) 香港物業市道之復甦速度緩慢，而董事不擬對其士發展集團現時之業務作出任何重大之改動。

推薦意見

經考慮上文所載之主要因素及理由後，吾等認為整體而言，該建議之條款對獨立股東公平及合理。因此，吾等建議獨立董事委員會應推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案，及推薦獨立股東在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

此致

香港
九龍
九龍灣
宏開道8號
其士商業中心22樓
其士發展國際有限公司
獨立董事委員會　台照

代表
新百利有限公司
董事總經理
梁美嫻
謹啟

一九九九年十月二十二日

本說明文件構成公司法第100條規定之聲明。

註銷由計劃股東擁有之所有股份之協議計劃

緒言

據於一九九九年九月十八日所作之公佈，其士國際已要求其士發展向計劃股東提呈該建議。

本說明文件旨在說明該建議之條款及影響，以及向股東提供其他有關資料。

本文件第5至9頁載有主席函件。獨立董事委員會就該建議發出之推薦建議函件載於本文件第10頁，而新百利就該建議發出之意見書則載於本文件第11至21頁。該計劃載於本文件第106至111頁。

該建議

現建議在下文「該建議之附帶條件」一段所述該建議之附帶條件達成或獲豁免（如屬適用）之情況下，該建議將透過該計劃實行，其中涉及根據公司法第46條註銷所有計劃股份及削減其士發展之已發行股本。此外，該計劃並規定，作為註銷之代價，每位計劃股東將有權就所持之每股計劃股份向其士國際收取現金0.94港元。

計劃股東將予提呈以供註銷之計劃股份（須待（*其中包括*）該計劃在法院會議上獲批准及該建議在股東特別大會上獲批准後方可作實）將視作概無附帶任何第三者權利、留置權、抵押、索償要求、衡平權益及繁重負擔，惟會連同應附之一切權利，包括收取於股份根據該計劃註銷當日以後就股份宣派、作出或派付之所有股息及／或其他分派。根據其士發展之公司細則，其士發展只會承認股份登記持有人之權益。

於最後實際可行日期，計劃股東擁有380,735,174股股份之權益，約佔其士發展已發行股本之61.8%。目前，計劃透過其士國際約358,000,000港元之銀行融資以全數支付該建議之代價總額，即大約357,900,000港元，而有關融資將來自法國國家巴黎銀行香港分行。BNP百富勤確認，其認為可供其士國際動用之財政資源足以應付實行該建議所需之資金。

該建議之附帶條件

倘以下附帶條件達成或獲豁免（如屬適用），該建議即告生效，對其士發展及全體股東均具約束力：

(a) 其士國際之獨立股東在其士國際之股東特別大會上通過有關批准該建議及使其生效之普通決議案；

(b) 親身或委派代表出席法院會議及在會上投票並代表不少於四份三面值之大多數獨立股東表示批准該計劃，惟須符合以下情況：

(i) 批准該計劃之大多數獨立股東代表由獨立股東據以進行投票表決之股份之面值十份九；或

(ii) 倘未能獲得上文第(b)(i)項所述之必需大多數批准，則該計劃並未被親身或委派代表在會議進行投票及持有佔已發行股份總數2.5%以上股份之獨立股東否決；

(c) 在股東特別大會上通過有關實行該建議(其中包括註銷計劃股份及削減其士發展之已發行股本)及使其生效之特別決議案；

(d) 高等法院批准該計劃(無論有否進行修訂)及將高等法院指令之副本送交百慕達公司註冊處以供登記之用；

(e) 就削減其士發展之已發行股本而言，符合公司法第46條內有關通告、兩位董事宣誓確認具備償債能力及存案之必需規定；

(f) 百慕達及／或香港及／或任何其他有關司法權區之有關機構給予、作出、發出或批出(視乎情況而定)有關該建議之必需授權；

(g) 截至該計劃生效以前及於該計劃生效當時，所有必需授權仍然具全面效力及並無作出任何修訂，並經已符合所有有關司法權區所有必需之法定或監管責任，而任何有關機構並無就該建議或任何有關之事宜、文件(包括通函)或事項而實施任何未有明文載於有關法例、規則、規例或守則之規定或明文附加於該等有關法例、規則、規例或守則之規定；及

(h) 獲得其士發展任何有關貸款及／或其他融資安排之現有合約性責任所規定必需具備之所有同意。

其士國際保留全面或就任何特定事宜豁免(f)及(h)項附帶條件之權利。

上文(b)(i)及(ii)分段之附帶條件乃按收購守則第2.10條而實施，而公司法第99條訂明，該計劃只須親身或委派代表出席法院會議及在會上投票並代表不少於四份三面值之大多數獨立股東批准。

假設上述附帶條件達成或獲豁免(如屬適用)，該計劃可望於生效日期生效，而生效日期則預計為百慕達時間一九九九年十二月十日星期五下午二時至下午五時之間，即香港時間一九九九年十二月十一日星期六上午二時至上午五時之間。至於有關法院會議及股東特別大會之結果之詳情、股份之最後交易日、生效日期及股份在聯交所除牌之日期等，將在報章另行刊發公佈。

倘該計劃未能於二零零零年一月三十一日或高等法院可能准許之其他較後日期或該等日期以前生效，則該計劃將告作廢，而計劃股東亦將會以報章公佈之方式獲知會相應之資料。

進行該建議之原因及利益

亞洲金融風暴對香港整體之經濟狀況及投資者之情緒構成不利之影響。物業交易宗數大幅下滑，而物業價格及收益亦出現下調之情況。董事相信，隨着香港經濟於亞洲金融風暴後逐步復甦，物業市場之情況已趨穩定，惟預期香港物業市道之前景不會於短期內出現顯著之改善。

自其士發展於一九九一年十一月起在聯交所上市以來，其士發展集團曾進行一連串之重組行動，其中包括：(i)於一九九六年分拆其屬下之其士建築在聯交所上市，該公司為其士發展集團內負責進行樓宇建築、樓宇保養及土木工程項目之公司； 及(ii)於一九九七年將其於香港之私人機構參建居屋計劃項目之權益及其有關建築材料及物業管理之業務售予其士國際，與及以向股東分派股份之方式出售其於其士建築所佔之權益。上述重組行動進行後，其士發展集團主要從事香港、中國及加拿大之物業發展及投資業務及在中國進行酒店營運之業務。

與香港其他上市之中小型地產公司之表現相似，股份之成交價一直較其資產淨值出現大幅折讓，而股份之交投量亦一直疏落。根據五家在香港上市而規模與其士發展相近之地產公司(於一九九九年九月十七日(該公佈刊發前之最後一個交易日)之市值由265,000,000港元至641,000,000港元不等)顯示，於一九九九年九月十七日，該等公司股份之成交價與其各自之最近期經審核綜合資產淨值比較下出現32%至70%不等之折讓，而其股份截至一九九九年九月十七日(該日期包括在內)止之六十日平均交投量約佔其各自之已發行股本之0%至0.2%不等。就其士發展而言，股份於截至一九九九年九月十日(該公佈刊發前最後一個股份交易日)止(該日期包括在內)五個、二十個、六十個及一百二十個交易日期間之平均收市價分別約為0.792港元、0.719港元、0.785港元及0.788港元。上述之平均收市價與於一九九九年三月三十一日之每股股份經審核綜合有形資產淨值大約1.31港元比較，分別折讓約40%、45%、40%及40%。股份於截至一九九九年九月十日止(該日期包括在內)五個、二十個、六十個及一百二十個交易日期間之每日平均交投量分別約為2,810,000股、1,130,000股、2,670,000股及1,890,000股，上述之每日交投量分別約佔其士發展已發行股本之0.5%、0.2%、0.4%及0.3%。基於每股股份之市價與其資產淨值比較出現大幅折讓，而股份在聯交所之交投相對較為疏落，董事認為，倘其士發展擬進一步籌集資金以供其業務之用，其士發展於透過股本市場進行則可能會遇到困難。鑑於其士發展之規模(按照股份於一九九九年九月十日之收市價每股0.85港元計算，即約為523,600,000港元)及香港之物業市場預計不會於短期內顯著復甦，故董事並不預期其士發展在股本市場籌集資金之能力在可預見之將來大幅改善。待該計劃生效後，其士發展將會向聯交所提交申請以撤銷股份在聯交所之上市地位。

縱使該價格與每股股份之經審核綜合有形資產淨值比較下出現約28%之折讓，惟該價格與每股股份之五日、二十日、六十日及一百二十日平均收市價比較，仍然分別出現約19%、31%、20%及19%之溢價。基於股份現行之市場價格及較低之流通量，董事相信，該建議可為所有計劃股東提供機會，使彼等可按較股份現行之市場價格為高之溢價將名下於其士發展之投資出售變現。在此等情況下，董事經已決定向計劃股東提呈該建議以供彼等考慮。

日後計劃

待獨立股東在法院會議上批准該計劃、在股東特別大會上通過有關實行該建議及使其生效之特別決議案及高等法院批准該計劃後，其士發展將向聯交所申請撤銷股份在聯交所之上市地位。倘該建議不獲批准或作廢，其士發展之股份將維持在聯交所之上市地位。

按其士國際目前之計劃，其將會於其士發展之私有化行動成功完成後維持其士發展集團之現有業務。除因應日常業務而進行者外，其士國際並無任何出售或收購其士發展集團資產之重大計劃。此外，其士國際亦無意於其士發展集團私有化成功後改變其士發展集團僱員之僱用條件。

該建議之影響

(a) 股權結構

於最後實際可行日期，其士國際擁有235,229,813股股份之權益，約佔其士發展已發行股本之38.2%。同日，其士國際之若干董事，即周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生(彼等均為董事)及譚國榮先生(彼並非董事)擁有合共47,139,771股股份之個人權益，約佔其士發展已發行股本之7.7%。至於若干其他董事，即何宗樑先生及廖錫強先生，則於最後實際可行日期擁有4,139,222股股份之個人權益，約佔其士發展已發行股本之0.7%。另外，於最後實際可行日期，其士集團屬下約2,500名僱員經已參與之其士集團僱員公積金計劃擁有2,200,000股股份之權益，約佔其士發展已發行股本之0.4%。

其士發展於最後實際可行日期之股權結構載列如下：


李和鑫先生
(其士發展之董事)
(附註a)
其士集團僱員
公積金計劃
郭海生、馮伯坤
(其士國際及其士發展之董事)、
簡嘉翰、譚國榮
及Iain Leonard DALE
(其士國際之董事)
周亦卿博士
其士國際之
公眾股東
(附註b)
100%
大唐
100%
2.1%
48.7%
0.2%
49.0%
Public Assets
其士國際
郭海生、馮伯坤及
馮和順
(其士國際及
其士發展之董事)
何宗樑及廖錫強
(其士發展之董事)
其士發展之
公眾股東
(附註c)
16.4%
0.4%
38.2%
7.2%
0.3%
0.7%
36.8%
其士發展

附註：

(a) 李和鑫先生與其士國際或其任何附屬公司之主要行政人員、董事或主要股東或聯繫人士或與其一致行動之各方概無任何關連，亦非與任何一方一致行動。李和鑫先生並未擁有任何其士國際證券之權益。

(b) *經已計入梁基廣先生及廖錫強先生(兩者均為董事)所持有合共約為0.2%之其士國際股份權益。*

(c) *經已計入由其士國際之董事譚國榮先生持有之大約0.1%股份權益。*

其士發展於緊隨該建議實行後之股權結構載列如下：



其士集團僱員公積金計劃
周亦卿博士
郭海生、馮伯坤(其士國際及其士發展之董事)、簡嘉翰、譚國榮及Iain Leonard DALE(其士國際之董事)
其士國際之公眾股東(附註)
2.1%
48.7%
0.2%
49.0%
其士國際
100.0%
其士發展

附註：經已計入梁基廣先生及廖錫強先生(兩者均為其士發展之董事)所持有合共約為0.2%之其士國際股份權益。

(b) **股份價值**

該價格：

- 與股份於最後實際可行日期在聯交所所報之收市價每股0.87港元比較，**溢價約8%**；

- 與股份於一九九九年九月十日(即股份由一九九九年九月十三日上午十時起暫停買賣以待該公佈刊發前之最後一個交易日)在聯交所所報之收市價每股0.85港元比較，**溢價約11%**；

- 與按照股份於截至一九九九年九月十日止(該日期包括在內)五個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.792港元比較，**溢價約19%**；

- 與按照股份於截至一九九九年九月十日止(該日期包括在內)二十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.719港元比較，**溢價約31%**；

- 與按照股份於截至一九九九年九月十日止(該日期包括在內)六十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.785港元比較，**溢價約20%**；及

- 與按照股份於截至一九九九年九月十日止(該日期包括在內)一百二十個交易日在聯交所所報之每日收市價計算之平均收市價每股約0.788港元比較，**溢價約19%**。

有關股份價格歷來之資料，載於本文件附錄四。

於最後實際可行日期，已發行之股份為615,964,987股。其士發展於最後實際可行日期概無任何已發行之認股權證、認購股權、可換股證券或其他證券。按照該價格，其士發展之全部已發行股本在該建議之價值約為579,000,000港元。

(c) **有形資產淨值**

於一九九九年三月三十一日，其士發展集團之經審核綜合有形資產淨值約達807,100,000港元或約每股1.31港元，該價格與上述之每股經審核綜合有形資產淨值比較，折讓約28%。

本文件附錄一載有經調整綜合有形資產淨值報表。經調整綜合有形資產淨值乃按照其士發展集團於一九九九年三月三十一日之經審核綜合資產淨值計算，並已作調整以計及截至一九九九年七月三十一日止四個月之未經審核溢利、截至一九九九年七月三十一日止四個月之滙兑儲備變動及就其士發展集團於一九九九年八月三十一日之物業及物業權益進行估值所致之虧損。梁振英測量師行及簡福飴測量行就其士發展集團之物業權益進行估值之估值報告全文載於本文件附錄二。

其士發展集團之經調整綜合有形資產淨值約為784,200,000港元，約相等於每股1.27港元。與上述之每股經調整綜合有形資產淨值比較，該價格折讓約26%。

於截至一九九七、一九九八及一九九九年三月三十一日止年度，與股份分別於一九九七、一九九八及一九九九年三月三十一日之每股經審核綜合有形資產淨值大約2.53港元、2.36港元及1.31港元比較，股份成交時之歷史性折讓分別約為68%、44%及7%。於一九九九年四月一日至一九九九年九月十日(股份於一九九九年九月十三日上午十時正停牌以待該公佈刊登前最後一個交易日)止期間，與股份於一九九九年三月三十一日約為1.31港元之每股經審核綜合有形資產淨值比較，股份成交時之過往平均折讓率約為40%。該價格與經調整綜合有形資產淨值比較下出現約26%之折讓，較與股份於一九九七及一九九八財政年度及一九九九年四月一日至一九九九年九月十日止期間之每股經審核綜合有形資產淨值比較下之過往平均折讓更為有利。

(d) **盈利**

其士發展集團截至一九九九年三月三十一日止年度之經審核股東應佔綜合溢利約為153,600,000港元，約相當於每股25仙。該價格約為截至一九九九年三月三十一日止年度之每股盈利之3.8倍。

(e) **收入**

就截至一九九八年三月三十一日止年度宣佈及派付之股息達每股0.3358港元，其中包括特別中期股息每股0.1958港元。就截至一九九九年三月三十一日止年度宣佈及派付之股

息達每股0.93港元，其中包括特別中期股息每股0.80港元。由於香港之物業市道之前景預計於短期內不會顯著改善，董事認為，不能假定會於日後派付股息。

其士發展集團之資料

歷史

其士國際於一九七九年購入觀塘一幢工業大廈之地下經營其升降機及自動梯業務。其士國際於一九八五年參加私人機構參建居屋計劃，從而涉足地產發展業務。其士發展於一九九一年九月在百慕達註冊成立為有限公司，以接手經營其士國際集團之地產、建築及建築材料業務，並於同年十一月以介紹方式另行上市。

一九九二年，其士發展集團進軍中國之地產發展業務，於一九九四年在中國河南省信陽市收購一個酒店發展項目之70%權益。一九九六年，其士發展集團屬下負責樓宇建築、樓宇保養及土木工程項目之其士建築作獨立上市。其士發展集團於一九九七年將其於香港私人機構參建居屋計劃項目之權益及其有關建築材料及物業管理之業務售予其士國際，並以向股東分派股份之方式出售其於其士建築所佔之權益。

業務

上文詳述之連串重組行動進行後，其士發展之附屬公司主要從事香港、中國及加拿大之物業投資及發展業務及在中國進行酒店營運之業務。

其士發展集團所持有之物業載列如下：

位置	其士發展集團應佔之權益 %	其士發展集團應佔之概約／估計樓面面積 *平方呎*	用途	現況
持作投資之物業				
<u>香港</u>				
九龍 觀塘 成業街16號 怡生工業中心 A座地下及 地下23及24號泊車位	100	15,017 (實用面積)	工業／泊車位	已租出
新界 粉嶺 安樂村 安福街3號 其士貨倉大廈	100	118,300	貨倉／泊車位	已租出
九龍 九龍灣 常悅道21號 其士工程服務中心	100	177,504	工業	已租出

位置	其士發展集團應佔之權益 %	其士發展集團應佔之概約／估計樓面面積 平方呎	用途	現況
九龍 九龍灣 宏開道8號 其士商業中心 10樓11至19號 寫字樓單位、 19樓至23樓及 2樓、3樓及5樓201個 泊車位之 三份一權益	100 (寫字樓單位) 33.3 (泊車位)	174,574	寫字樓物業／ 泊車位	已租出
九龍 長沙灣 青山道489-491號 香港工業中心 C座4樓C12及C13號工場及 地庫4號泊車位	100	2,664 (實用面積)	工場／ 泊車位	已租出
新界 屯門 建發街17號 同德工業大廈 2樓A單位及L2號泊車位	100	3,220 (實用面積)	工業／ 泊車位	已租出
香港 渣甸山 軒德蓀道9號	100	9,501	住宅	已租出
<u>加拿大</u>				
14535-14583 Yonge Street Aurora Ontario (Parcels 1-1 and 2-1, Section M-51 Lots 1 and 2, Plan M51 Aurora Ontario)	100	25,000	用作汽車經 銷商之寫字樓、 工場及停車場	已租出
20 Nugget Avenue Scarborough Ontario (Part Lot 22, Concession 3 Scarborough Parts 2-5 and 7-10 64R 1789 subject to TB 326948 Scarborough Ontario)	100	20,564	工業	空置
<u>中國</u>				
河南省 信陽市 獅河區 民權路355號 其士信陽大酒店	70	101,837	酒店	營業中

位置	其士發展集團應佔之權益 %	其士發展集團應佔之概約／估計樓面面積 平方呎	用途	現況
發展中物業				
中國				
上海市 徐滙區 18街坊48號地塊 亦園	64	215,349 (另加面積約 63,957平方呎 之地庫)	住宅及商業	現正進行建築工程，可望於一九九九年尾落成
持作日後發展之物業				
中國				
廣東省 東莞市 中心區 鴻福路 H-1-1及H-1-2號地塊	50	77,092 (地盤面積)	住宅及商業	空置
加拿大				
North side of Passmore Avenue Part Lot 20 Scarborough Ontario (Parcel 20-5, Section S9 Part Lot 20, Concession 5 Scarborough Part 1, Plan 66R 15775 together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto, Ontario)	100	226,512 (地盤面積)	工業	空置
Lots 3 and 4, Plan M-51 5 and 7 Allaura Road Aurora Ontario (Parcels 3-1 and 4-1, Section M-51 Lots 3 and 4, Plan M-51 Aurora Ontario)	100	94,525 (地盤面積)	工業	作為臨時停車場
已訂約將予收購之物業				
中國				
北京市 朝陽區 東環南路2號 航華科貿中心 包括不同層數之若干物業權益 *(附註)*			住宅及商業	現正進行建築工程，可望於二零零零年落成
即： *第1項：* A1座第11、12及13層 或	45.2	22,565		

位置	其士發展集團應佔之權益 %	其士發展集團應佔之概約／估計樓面面積 平方呎	用途	現況
第2項：				
A1座第17、18及19層	45.2	22,565		
或				
第3項：				
A2座第17、18及19層	45.2	22,565		

附註： 於一九九九年八月二十八日，Hoben Investment Corporation Limited(「Hoben」)之前任股東錢江先生將其擁有之25.2%Hoben權益轉讓予Rightful Enterprises Limited(「Rightful」)，而Rightful則為其士發展之全資附屬公司。因此，Rightful擁有45.2%Hoben權益。Hoben擁有50%之明源地產(華北)有限公司(「明源」)股本及所欠有關股東貸款，而明源持有航華科貿中心之發展商航華科貿中心有限公司(「航華」)90%之權益。

於一九九九年九月二十九日，Hoben、香港華商置業有限公司(「華商」)與招商局地產集團有限公司(透過華商擁有明源 50%之權益)訂立買賣協議，其中涉及按7,800,000美元之代價買賣50%之明源股本權益及明源借取之有關股東貸款，而代價乃以轉讓該物業之方式支付。買賣協議已於一九九九年九月三十日完成，而航華已就該物業與Hoben訂立預售協議。

持作以供銷售之物業

香港

位置	其士發展集團應佔之權益 %	其士發展集團應佔之概約／估計樓面面積 平方呎	用途	現況
九龍 尖沙咀 漆咸道南45-51號 其士大廈 3樓1及8號單位、 12樓1號單位、 15樓1至6號單位及 16樓1至3號單位	100	16,108	寫字樓物業	已租出
九龍 九龍灣 宏開道8號 其士商業中心 地下3至5號、10號及 14號單位、 1樓1號及3號單位、 9樓18號及19號單位、 10樓3號及9號單位及 15樓1號至2號單位	33.3	12,168	商舖／寫字樓物業	空置
新界 大嶼山 梅窩 富瑤小築 6及7號屋	100	6,335	住宅	已租出

簡福飴測量行及梁振英測量師行就該等物業編製之估值報告載於本文件附錄二。

財務資料

其士發展集團截至一九九九年三月三十一日止兩年度之營業額分別約3,422,000,000港元及243,300,000港元。其士發展集團截至一九九九年三月三十一日止兩年度之純利分別約154,700,000港元及153,600,000港元。

於一九九九年三月三十一日，其士發展集團之經審核綜合有形資產淨值約為807,100,000港元，或按照於該日期已發行之股份615,964,987股計算，則約為每股1.31港元。其士發展集團之經調整綜合有形資產淨值約為784,200,000港元，或按照於最後實際可行日期已發行之股份615,964,987股計算，則約為每股1.27港元。敬請　閣下留意本文件附錄一，其中載列其士發展集團之財務資料。

其士國際集團之資料

歷史

其士國際於一九六六年以其士香港之名成立，從事升降機及自動梯之業務，其後逐步擴展業務，包括分銷冷氣系統、辦公室電子化及自動化設備及汽車代理等。於一九八九年七月遷冊百慕達後，新控股公司名為其士國際。

業務

其士國際為一家投資控股公司，其附屬公司之主要業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統，電力設備及工業設備、環境保護工程、供應及安裝建築材料及設備、汽車銷售、維修及租賃服務、貿易、投資控股、物業發展及投資、銷售及保養商業機器及提供廣泛之話音與數據通訊設備及服務。

其士國際集團截至一九九九年三月三十一日止兩年度之營業額分別約7,478,100,000港元及11,693,000,000港元，其士國際集團截至一九九九年三月三十一日止兩年度之股東應佔溢利分別約195,200,000港元及152,600,000港元。

於一九九九年三月三十一日，其士國際集團之經審核綜合有形資產淨值約為1,747,800,000港元，或按照於該日期已發行之其士國際已發行股本中每股面值0.25港元股份1,115,181,107股計算，則約為每股股份1.57港元。

於最後實際可行日期，其士發展並未擁有其士國際任何股份之權益。

有關其士國際及例外人士之資料

於最後實際可行日期，其士國際擁有235,229,813股股份之權益，約佔其士發展已發行股本之38.2%。其士國際之董事為周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、簡嘉翰先生、黃奇岳先生、譚國榮先生、Iain Leonard DALE先生、鄭明訓先生及黃宏發先生。其士國際之控權股東為周亦卿博士，彼於最後實際可行日期擁有543,571,227股其士國際股份之個人權益，約佔其士國際已發行股本之48.7%。

於最後實際可行日期，其士國際之若干董事，即周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生（彼等均為董事）及譚國榮先生（彼並非董事）擁有合共47,139,771股股份之權益，約佔其士發展已發行股本之7.7%。周亦卿博士、郭海生先生、馮伯坤先生及譚國榮先生於最後實際可行日期合共擁有545,454,151股其士國際股份之個人權益，約佔其士國際已發行股本之48.9%。

於最後實際可行日期，何宗樑先生及廖錫強先生（彼等均為董事）擁有合共4,139,222股股份（約佔其士發展已發行股本之0.7%）及2,000,000份其士國際購股權之個人權益。此外，廖錫強先生亦於最後實際可行日期擁有1,984,017股其士國際股份之個人權益，約佔其士國際已發行股本之0.2%。

其士集團僱員公積金計劃（已有約2,500名其士集團之僱員參加）於最後實際可行日期擁有2,200,000股股份之權益，約佔其士發展已發行股本之0.4%。

例外人士已表示，倘該計劃在法院會議上獲批准，彼等所持之所有股份均會在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

股票、買賣及上市

待該計劃生效後，所有計劃股份均會註銷及取銷，而所有代表計劃股份之股票將相應失去作為業權文件或憑證之效力。

待獨立股東在法院會議上批准該計劃、在股東特別大會上通過有關實行該建議及使其生效之特別決議案及高等法院批准該計劃後，其士發展將向聯交所申請撤銷股份在聯交所之上市地位。股份在聯交所之買賣預計於一九九九年十二月三日星期五下午四時後停止，而股份在聯交所之上市地位亦預計於一九九九年十二月十四日星期二上午十時正撤銷。

股東將以報章公佈之方式獲知會該計劃及股份在聯交所除牌之確實生效日期。

倘該計劃不獲批准或作廢，仍計劃維持股份在聯交所之上市地位。

登記及付款

待該計劃生效後，根據該計劃應得現金之支票，將寄予於記錄日期名列其士發展股東名冊之計劃股東。

其士發展計劃於一九九九年十二月八日星期三（或可能以報章公佈之方式知會股東之其他日期）下午四時後暫停辦理股東登記手續，以確定可參與該計劃人士之名單。計劃股東應確保其股份可於其士發展暫停辦理股東登記手續前將以其名義或其代理人名義登記之股份交回以供登記。其士發展之香港股份過戶登記分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

假使該計劃於一九九九年十二月十日星期五生效，根據該計劃應得現金之支票可望於一九九九年十二月二十日星期一或以前寄發。其士國際有權於該等支票寄出後六個曆月之日期後取銷或撤回任何未兌現或已退回之未兌現支票，並將該等支票代表之全部款項存放在其士發展在其選擇之香港持牌銀行並以其士發展之名義開設之存款賬戶內。其士發展得持有該等款項，直至生效日期屆滿六年為止，惟須於該日期之前以該等款項，向可令其士發展相信為有權收取有關款項及有權收取該計劃第4(b)段所述其為收款人且仍未兌現之支票之人士，

支付根據該計劃第2段應付之款項（連同根據該計劃第4(e)段就此應計之利息）。生效日期屆滿六年時，其士發展可獲豁免其根據該計劃支付任何款項之任何其他責任，而其士發展須於其後將當時列於該計劃第4(e)段所述之存款賬戶貸方之款項結餘（如有）轉讓予其士國際，並須連同應計之利息，惟須扣除（如屬適用）法例規定之利息稅或任何預扣或其他稅項扣減或任何其他扣減及任何開支。

倘其士發展之香港股份過戶登記分處（名稱及地址見上文）未有接獲任何不同之特別書面指示，支票會按有關地址寄予應得之人士，或倘為聯名持有人，則寄予在股東名冊就聯名持有之股份排名於首之聯名持有人之登記地址。所有該等支票如有郵誤，概由收件人負責，其士國際及其士發展不會就傳遞方面之任何損失或延誤承擔任何責任。

法院會議及股東特別大會

根據高等法院之指令，已召開法院會議以考慮及酌情通過有關批准該計劃（無論有否修訂）之有關決議案。其士國際及例外人士於最後實際可行日期擁有288,708,806股股份之權益（約佔其士發展已發行股本之46.9%），兩者均不會在法院會議上就該計劃投票。

股東特別大會經已召開，將於緊接法院會議後舉行，以考慮及酌情通過有關實行該建議及使其生效之特別決議案。所有股東均有權出席股東特別大會及在會上就特別決議案投票。其士國際不得在股東特別大會上投票。例外人士已表示，倘該計劃在法院會議上獲批准，其持有之所有股份將在股東特別大會上投票贊成該項特別決議案。

法院會議及股東特別大會之通告載於本文件第112至115頁。法院會議及股東特別大會將於一九九九年十一月十七日星期三假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行，時間見載於有關通告。

應採取之行動

本文件隨附法院會議適用之粉紅色代表委任表格及股東特別大會適用之白色代表委任表格。

無論　閣下能否出席法院會議及股東特別大會或任何一個會議，敬請　閣下按照隨附之有關代表委任表格上印備之指示填妥及簽署法院會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格，並將表格盡快交回其士發展之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。法院會議之粉紅色代表委任表格須於一九九九年十一月十五日星期一上午十時十五分前交回，或在法院會議上交予法院會議之主席，方為有效。股東特別大會之白色代表委任表格須於一九九九年十一月十五日星期一上午十時三十分前交回，方為有效。填妥及交回法院會議或股東特別大會之代表委任表格後，　閣下屆時仍可親身出席有關大會及在會上投票。在此情況下，交回之代表委任表格將視作已遭撤回。

推薦建議

在本文件第11至21頁所載之新百利致獨立董事委員會函件內，新百利聲明，其認為該建議之條款在整體上就獨立股東而言實屬公平合理，故建議獨立董事委員會推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案，以及在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。

經考慮新百利之意見後，其中尤以本文件第11至21頁之新百利函件所載之因素、理由及推薦建議為然，獨立董事委員會認為，該建議之條款在整體上就獨立股東而言實屬公平合理。**因此，獨立董事委員會推薦獨立股東在法院會議上投票贊成有關批准該計劃之決議案，以及在股東特別大會上投票贊成有關實行該建議及使其生效之特別決議案。**獨立董事委員會函件載於本文件第10頁。

進一步資料

本文件各附錄及其他部份載有進一步資料，而所有該等資料均為本説明文件之一部份。

股本

其士發展於最後實際可行日期之法定及已發行股本如下：

法定	*港幣千元*
900,000,000 股股份	90,000
已發行及繳足	
615,964,987 股股份	61,596

所有股份目前在各方面均享同等權益，其中尤其包括在股息、投票權及資本方面之權利。其士發展概無任何股本在聯交所以外之任何證券交易所上市或買賣，亦未曾(或目前正建議或尋求)在任何其他證券交易所上市或買賣。於一九九九年三月三十一日(其士發展集團最近期之經審核財務報表編製至該日期為止)至最後實際可行日期之期間，概無發行任何新股份。

於最後實際可行日期，其士發展並無任何認股權證、認購股權、可換股證券或其他已發行證券。

財政資料

截至一九九九年三月三十一日止五個年度之財務業績概要

以下為其士發展集團截至一九九九年三月三十一日止五個年度之經審核綜合損益計算表之概要。

	1999	1998	1997	1996	1995
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額	243,328	3,421,965	2,601,499	2,721,080	1,043,631
經營溢利					
除特殊項目外	166,280	142,882	97,441	121,693	110,348
特殊項目	(13,549)	33,957	33,649	(84,453)	116,135
	152,731	176,839	131,090	37,240	226,483
所佔一聯營公司業績	(277)	873	1,872	(484)	(34)
所佔共同控制實體業績	(1,016)	1,030	5,420	299	(2,161)
除税前溢利	151,438	178,742	138,382	37,055	224,288
税項	(2,753)	(23,478)	(22,816)	(17,738)	(22,402)
除税後溢利	148,685	155,264	115,566	19,317	201,886
少數股東權益	4,955	(554)	(6,250)	(6,941)	(24)
本年度溢利	153,640	154,710	109,316	12,376	201,862
股息	572,847	185,834	38,194	88,778	67,798
每股盈利					
基本	25仙	28仙	21.5仙	2.5仙	43仙
每股股息	93仙	33.6仙	7.5仙	17.7仙	14仙

綜合損益計算表

以下為其士發展集團截至一九九九年三月三十一日止兩個年度之經審核綜合損益計算表。

	附註	1999 港幣千元	1998 港幣千元
營業額	4	243,328	3,421,965
經營溢利			
除特殊項目外	5	166,280	142,882
特殊項目	6	(13,549)	33,957
		152,731	176,839
所佔一聯營公司業績		(277)	873
所佔共同控制實體業績		(1,016)	1,030
除税前溢利		151,438	178,742
税項	7	(2,753)	(23,478)
除税後溢利		148,685	155,264
少數股東權益		4,955	(554)
本年度溢利	8	153,640	154,710
股息	9	572,847	185,834
每股盈利	10		
基本		25仙	28仙
每股股息		93仙	33.6仙

綜合資產負債表

下文所載者為其士發展集團於一九九九年三月三十一日之經審核綜合資產負債表連同於一九九八年三月三十一日之比較數字。

	附註	1999 港幣千元	1998 港幣千元
固定資產	*11*	795,141	1,042,530
發展中物業	*12*	6,669	7,903
所佔聯營公司權益	*14*	48,651	48,928
所佔共同控制實體權益	*15*	12,703	15,311
其他投資		1	600,683
流動資產淨值	*16*	336,342	300,889
		1,199,507	2,016,244
遠期負債	*17*	327,542	495,132
少數股東權益		64,868	69,458
資產淨值		807,097	1,451,654
資金來源：			
股本	*18*	61,596	61,596
儲備	*19*	745,501	1,390,058
股東權益		807,097	1,451,654

綜合現金流動表

下文所載者為其士發展集團截至一九九九年三月三十一日止兩年度之經審核綜合現金流動表。

	附註	1999 港幣千元	1998 港幣千元
經營業務之現金(支出)收入淨額	20	(11,094)	528,101
投資回報及融資費用			
已付股息		(603,645)	(58,001)
已付少數股東股息		–	(2,805)
收取有牌價證券之股息		301	317
收取受投資公司之投資收益		211,477	–
已收利息		7,258	7,105
已付利息		(61,757)	(273,921)
投資回報及融資費用之現金支出淨額		(446,366)	(327,305)
稅項			
已繳稅款		(5,676)	(9,650)
收回已繳稅款		1,131	146
已繳稅款		(4,545)	(9,504)
投資業務			
購入固定資產		(222)	(7,267)
出售固定資產		–	27
發展中物業之增添成本		(26)	–
購入附屬公司		–	(329,416)
出售附屬公司	21	–	164,230
購入聯營公司		–	(2,500)
出售聯營公司		–	71
收取共同控制實體之貸款		1,599	15,906
給予共同控制實體之貸款		(20)	(17)
出售有牌價證券		6,048	–
收取受投資公司之分配		528,976	–
提回存於信託人之現金		–	34,688
投資業務之現金收入(支出)淨額		536,355	(124,278)
融資前之現金收入淨額		74,350	67,014

	附註	1999 港幣千元	1998 港幣千元
融資	22		
支取及償還前期最終控股公司之貸款		–	215,623
前期同母系附屬公司支取之貸款		–	(15,373)
(償還)支取有關連公司之貸款		(1,742)	135,718
發行新股之收入		–	640
發行新股及重組之費用		–	(2,650)
新增之銀行貸款		–	1,501,946
償還銀行貸款		(155,947)	(1,679,680)
少數股東之資金		113	3,411
融資(支出)注入之現金淨額		(157,576)	159,635
現金及現金等值項目淨額之(減少)增加		(83,226)	226,649
年初現金及現金等值項目		185,414	(41,732)
滙兑調整		(14)	497
年結現金及現金等值項目	23	102,174	185,414

其士發展之資產負債表

	附註	1999 港幣千元	1998 港幣千元
所佔附屬公司權益	13	671,052	772,823
流動資產淨值	16	95,748	163,820
資產淨值		766,800	936,643
資金來源：			
股本	18	61,596	61,596
儲備	19	705,204	875,047
股東權益		766,800	936,643

財務報告附註

1. 一般資料

其士發展為一間在百慕達註冊成立之豁免有限公司，其股份於聯交所上市。

2. 採用標準會計準則

本年度，其士發展集團已採用以下香港會計師公會頒佈之新／(修訂)標準會計準則：

標準會計準則第五號(修訂)	每股盈利
標準會計準則第二十號	有關連人士交易
標準會計準則第二十一號	合營公司權益之會計處理
標準會計準則第二十二號	存貨

由於採用標準會計準則第五號(修訂)引致計算每股盈利之基準及披露形式有所修改(見附註10)。為符合標準會計準則第五號(修訂)之規定，上年度每股盈利已重新計算列賬。

標準會計準則第二十號要求披露與特定有關連人士交易的詳情(見附註27)。

標準會計準則第二十一條提出有關合營權益該採用的會計處理方法。以往，合營權益的會計處理與聯營公司的相同。採用此標準會計準則須將合營權益獨立反映於財務報表上，但由於合營權益與聯營公司的會計基準相同，故對於上年度及本年度的業績並無影響，故此，無須要調整往年賬目。

標準會計準則第二十二號規定存貨應採用的會計處理方法。採用此標準會計準則令某些項目專稱及表達形式改變，但不會對上年度及本年度的業績有任何影響，故此，無須要調整往年賬目。

3. 主要會計政策

以下為其士發展集團所採納以編製本財務報告及符合香港普遍採納會計原則之主要會計政策：

(a) 綜合賬之編製

綜合財務報告包括其士發展及其附屬公司截至每年三月三十一日之賬項，並連同其士發展集團所佔聯營公司及共同控制實體之權益，其表達基準均已詳列於以下項目內。

期內收購或出售附屬公司、聯營公司及共同控制實體自其有效收購日起或售出日止計算之業績已包括於本集團之綜合損益計算表內。

其士發展集團內各公司之間所有重大交易及結餘已在綜合賬目內對銷。

(b) 綜合賬項時之商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，收購價減除該公司於收購時之其士發展集團公平價值(以資產淨值作基準)之差價，於收購時立即由資本儲備撇除。收購折讓乃指該公司於收購時之公平價值(以資產淨值作基準)大於收購價之差額，並於收購年度內撥入儲備賬中。

(c) 附屬公司

附屬公司為其士發展直接或間接持有其發行股本權益逾百分之五十或控制過半數之投票權或能控制其董事局或等同之統治機構之組成之公司。該等投資在其士發展賬目上均按成本值及在適當情況下扣除因永久性之減值而作出之撥備。

(d) 聯營公司

聯營公司乃指其士發展集團能對其管理有重大影響力之企業，當中包括參與財務及經營決策。

綜合損益計算表包括其士發展集團在收購聯營公司後於本年度內所佔之業績。於綜合資產負債表內，所佔聯營公司權益乃按其士發展集團應佔其資產淨值列於賬內。

其士發展集團與其聯營公司進行交易時，未實現之損益乃按其士發展集團於有關聯營公司所佔之權益對銷，惟可證明已轉讓資產耗損之未實現虧損則除外。

關於聯營公司之業績，其士發展只計算年內由聯營公司所收到及應收之股息於賬內。而在聯營公司之投資則以成本值及在需要時減除任何因永久性之減值而提減之準備後才計入其士發展之資產負債表內。

(e) 合營公司

合營公司乃一項合約性安排，根據安排，其士發展集團與其他各方共同經營一項共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。

共同控制實體

任何涉及成立一間各企業經營者均擁有權益的獨立企業的合營安排可列為共同控制實體。

其士發展集團於共同控制實體的權益按其士發展集團應佔該實體的資產淨值列入綜合資產負債表內。其士發展集團應佔共同控制實體的收購後業績則計入綜合損益賬內。

其士發展集團與其共同控制實體進行交易時，未實現的損益乃按其士發展集團於有關共同控制實體所佔之權益對銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

共同控制資產

當集團某公司直接參與基於合營安排之活動而構成共同控制資產時，其士發展集團所佔之共同控制資產及與其他合營者一起承擔之負債會於該有關公司之財務報告內確認及按其性質分類。由於所佔共同控制資產權益而引起之負債及費用均以權責發生制入賬。

其士發展集團就出售或自用共同控制資產之產品所帶來應佔之收益，連同所應佔之合營費用，會當該交易之經濟效益有可能注入／離開其士發展集團時確認。

(f) 其他投資

對非附屬公司、聯營公司或共同控制實體之公司或實體所作之長期投資，乃按其成本減除此投資之可收回價值因低於其賬面價值而所作之準備。此等投資之收入，乃按於本年度內由其所收到及應收之股息或利潤分配計算入賬。

持有作短期貿易目的之有牌價證券乃按成本或市值二者之較低值入賬。

(g) 固定資產及折舊

投資物業

投資物業乃建築工程已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。該類物業乃按公開市值最少每三年由獨立測計師對其作出重估，而期間則由董事經諮詢具認可資格人士對其作出重估。估值之增加或減少乃於投資物業重估儲備賬中增加或扣除，但若該儲備的餘額不足以彌補虧絀，則不足之數於損益表內撇除。若過往曾將某項虧絀撥入損益表而其後出現重估盈餘，則將此盈餘其中相等於該項曾從損益表中扣除的虧絀之數額撥回損益表。於出售曾重估之物業時，有關投資物業重估之增值則轉入損益計算表內。

尚餘年期超過二十年的投資物業毋須按期計提折舊費用，但若租約的尚餘年期只有二十年或不足二十年，則須以當時的賬面值於契約尚餘年期內作出折舊準備。

酒店物業

酒店物業及其內部設備乃按重估值入賬，即重估日之公開市值減去期後之累積折舊。該類物業於賬面值與其公平市值有重大差異時，由獨立測計師或董事經諮詢具認可資格人士後按公開市值作出重估，重估之增值乃轉入重估儲備，但若此增值曾從損益表中為相同資產扣除的虧絀之數額，則確認為收入。重估時產生的賬面淨值減少數額如超過該資產以前重估時所帶來之重估儲備結餘，該超出部份乃在損益表中扣除。若過往曾將某項虧絀撥入損益表而其後出現重估盈餘，則將此盈餘其中相等於該項曾從損益表中扣除的虧絀之數額撥回損益表。於出售或不再使用曾重估之物業時，有關物業之重估增值則轉入保留溢利。

酒店物業乃按有關土地之剩餘租賃年期以直線攤銷法作出折舊。

其他固定資產

其他固定資產乃按成本值減去累積折舊列於賬中。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在損益表內扣除。當某項費用能清楚顯示能令使用之資產增加其將來之經濟效益，該費用將會被資本化作為該固定資產之附加成本。

其他固定資產之折舊則按成本值及已考慮其估計之剩餘價值，按其估計使用年期以餘額遞減法按下列比率撥備：

	電腦設備	其他
購入時首次折舊	20%	20%
每年折舊	40%	20%

當某項資產之可收回值低於其賬面值時，其賬面值即會減少以反映其下跌價值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

當某項資產售出或不再使用後，其成本及累積折舊會在財務報告中刪除。由於出售或不再使用資產而產生之淨利潤或虧損，乃由其賬面值與出售所得之差額釐定，並計算在損益表內。

(h) 待售或發展中物業

待售物業乃按成本或出售淨值二者之較低值入賬。成本包括購入成本及其他直接費用。出售淨值為管理層根據現行市場情況作出之估值或已執行之有約束力買賣協議當中已同意之出售價。

發展中物業乃按成本值及在適當情況下扣除因減值而所作之撇賬準備後入賬。成本包括購入物業之成本、建築成本、其他直接費用及已資本化之借貸成本。出售淨值為管理層根據現行市場情況作出之估值。

(i) 存貨

存貨乃按成本或出售淨值二者之較低值入賬。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及採用加權平均法計算。出售淨值乃按該存貨預計售價減銷售費用計算。

(j) 收益之確認

租金收入按個別租約之年期採用平均分攤法入賬。

提供服務之收益乃於提供服務時入賬。

利息收益乃按時間比例入賬，並參照在存本金及有關利率計算。

股息收益須俟其士發展集團接受股息之權利被確認後方予入賬。

出售有牌價證券之收益於交易日入賬。

(k) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其產生之主要報酬及風險由出租者所持有及承擔，此類租約乃歸納於營業性租賃內入賬。其士發展集團租賃資產之費用及其士發展集團將固定資產出租予客戶之租金收益，乃以個別租賃期以平均分攤方法列入損益賬內。

(l) 借貸成本資本化

由於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份，符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產已極接近預期之使用或出售狀況時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，於已資本化之借貸成本中扣除。

(m) 外幣換算

除不是於香港經營之公司外，其士發展集團之會計記錄均以港幣記賬。本年度內外幣交易是按交易當日之實際匯率或合約交收日滙率兑換為港幣。資產負債表結算日之外幣資產及負債概按結算日滙率申算為港幣。所有外滙盈虧均於損益賬內結算。

於綜合報告時，海外附屬公司之財務報告乃按結算日之匯率申算為港幣，而所產生之滙率盈虧均轉入外匯兑換浮動儲備賬內。

(n) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算，時差是因在計算税務時，若干收支項目報税的年度與該等項目列入財務報表的會計年度不同而產生。因時差影響而產生之税項，按負債法計算，將有機會在可見之將來產生負債或資產之部份以遞延税項入賬，並列於財務報表中。

4. 營業額

營業額為下列之收入：

	1999	1998
	港幣千元	*港幣千元*
持續經營之業務：		
出售物業之收入	–	1,676,848
物業租金收入	81,678	77,391
經營酒店收入	7,552	9,811
銀行及其他存款	7,244	6,128
買賣有牌價證券之收入及所收取之股息	6,348	317
投資於物業發展項目之收益	140,506	–
	243,328	1,770,495
已終止業務：		
建築工程合約收入	–	1,243,178
土木工程合約收入	–	145,497
出售及安裝建築材料及設備之收入	–	256,096
物業管理服務收入	–	6,699
	–	1,651,470
	243,328	3,421,965

5. 除特殊項目外之經營溢利

	1999	1998
	港幣千元	*港幣千元*
持續經營之業務	166,280	71,095
已終止業務	–	71,787
	166,280	142,882

除特殊項目外之經營溢利已扣除下列各項目：

	1999	1998
銀行貸款利息、透支利息及其他需於五年內全數償還之貸款利息	60,721	234,269
減：轉為物業發展成本之利息（一九九八年：及合約工程）*（附註a）*	(13,894)	(173,646)
	46,827	60,623
固定資產折舊	6,284	24,024
減：轉為合約工程成本	–	(2,332)
	6,284	21,692
董事酬金		
袍金	240	240
薪金，津貼及其他福利	–	–
退休金供款	–	–
花紅	–	–
核數師酬金	724	794
營業性租賃費用：		
租賃樓宇	207	909
機械及躉船	–	91,379
	207	92,288
減：轉為合約工程成本	–	(91,075)
	207	1,213
出售固定資產之虧損	76	35
滙兑虧損	1,722	–

及已包括下列項目：

	1999	1998
淨租金收入 *（附註 b）*	73,820	56,251
利息收入	7,258	6,128
滙兑利潤	–	52
有牌價證券貿易之溢利	1,087	–

附註：

(a) 資本化之利息，其平均年利率約為11%。

(b) 包括由共同控制資產所帶來之租金收入港幣2,526,000元（一九九八年：港幣3,984,000元）扣除費用港幣978,000元（一九九八年：港幣960,000元）。

6. 特殊項目

	1999	1998
	港幣千元	*港幣千元*
已終止業務：		
出售附屬公司之利潤	—	15,094
持續經營之業務：		
出售附屬公司、聯營公司及共同控制實體之利潤	—	28,096
	—	43,190
減：出售附屬公司之直接費用	—	2,570
	—	40,620
物業重估之虧絀	(13,549)	(6,663)
	(13,549)	33,957

附註： 出售附屬公司、聯營公司及共同控制實體之利潤為根據一九九七／九八年度之集團重組而將其士發展集團對從事私人機構參建居屋計劃、物業管理業務及建築材料供應業務之公司之所屬利益出售予其前度最終控股公司而所得之利潤。其利潤由出售所得與出售之資產淨值之差額釐定。

7. 稅項

	1999	1998
	港幣千元	*港幣千元*
香港利得稅		
其士發展及各附屬公司	2,740	23,037
共同控制實體	13	441
	2,753	23,478

香港利得稅之準備乃根據其士發展集團各公司估計應課稅之溢利按稅率16%計算（一九九八年：16.5%）。

本年度未撥備之潛在遞延稅項支出（撥回額），詳列於附註25。

8. 本年度溢利

本年度溢利為港幣153,640,000元（一九九八年：港幣154,710,000元），其中在其士發展財務報表內錄得之溢利為港幣403,004,000元（一九九八年：港幣317,148,000元），與及分別由聯營公司及共同控制實體所帶來之虧損為港幣277,000元（一九九八年：溢利為港幣873,000元）及港幣1,029,000元（一九九八年：港幣11,000元）。

9. 股息

	1999 港幣千元	1998 港幣千元
已派中期股息 每股港幣10仙予615,964,987股 （一九九八年：每股港幣6仙 予611,688,018股）	61,596	36,701
已派特別中期股息 每股港幣80仙予615,964,987股 （一九九八年：每股港幣19.58仙 予509,802,902股）	492,772	99,823
擬派末期股息 每股港幣3仙予615,964,987股 （一九九八年：每股港幣8仙 予615,964,987股）	18,479	49,277
上年度已付額外股息	–	33
	572,847	185,834

10. 每股盈利

基本及攤薄之每股盈利乃基於下列數據計算：

	1999 港幣千元	1998 港幣千元
就計算基本及攤薄每股盈利之溢利	153,640	154,710

	1999 千	1998 千
就計算基本每股盈利之加權平均股數	615,965	552,563
有攤薄作用之潛在普通股份之影響：		
購股權	25	72
就計算攤薄每股盈利之加權平均股數	615,990	552,635

11. 固定資產

	投資物業			酒店物業		
		香港		中國其他地區	傢俬裝置文儀器材	
	海外土地永久業權	中期契約	長期契約	中期契約	及汽車	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
其士發展集團						
成本值或估值						
一九九八年四月一日	23,844	880,300	75,000	48,000	43,848	1,070,992
添置	4	–	–	164	54	222
出售	–	–	–	(28)	(94)	(122)
重估虧絀	(261)	(215,567)	(10,000)	(17,136)	–	(242,964)
滙兑調整	(1,400)	–	–	–	–	(1,400)
一九九九年三月三十一日	22,187	664,733	65,000	31,000	43,808	826,728
累積折舊						
一九九八年四月一日	–	–	–	–	28,462	28,462
本年度折舊	–	–	–	3,113	3,171	6,284
出售撥回	–	–	–	–	(46)	(46)
重估撥回	–	–	–	(3,113)	–	(3,113)
一九九九年三月三十一日	–	–	–	–	31,587	31,587
賬面淨值						
一九九九年三月三十一日	22,187	664,733	65,000	31,000	12,221	795,141
一九九八年三月三十一日	23,844	880,300	75,000	48,000	15,386	1,042,530
其士發展集團固定資產之成本值及估值分析如下：						
成本值	–	–	–	–	43,808	43,808
一九九九年專業估值	22,187	664,733	65,000	31,000	–	782,920
	22,187	664,733	65,000	31,000	43,808	826,728

附註：

(a) 香港投資物業賬面值約港幣28,333,000元（一九九八年：港幣32,000,000元）乃其士發展集團應佔共同控制資產之權益。

(b) 其士發展集團所有物業乃按一九九九年三月三十一日公開市值作出重估。位於香港之物業乃根據國際物業測量師及估價人簡福飴測量行作出估值，而位於中國及海外之物業則由專業估價人梁振英測量師行作出估值。

(c) 如酒店物業按成本減除累積折舊入賬，於一九九九年三月三十一日之所載賬面值應為港幣51,212,000元（一九九八年：港幣54,189,000元）。

(d) 投資物業本年度所收之租金為港幣77,720,000元（一九九八年：港幣38,896,000元）。

12. 發展中物業

	海外土地永久業權	
	1999	1998
其士發展集團	港幣千元	港幣千元
四月一日之結存	7,903	8,120
滙兑調整	(464)	(217)
添置	26	–
虧損撥備	(796)	–
三月三十一日之結存	6,669	7,903

13. 所佔附屬公司權益

	其士發展	
	1999	1998
	港幣千元	港幣千元
無牌價證券成本值	1	1
應收附屬公司賬款	917,555	1,223,162
應付附屬公司賬款	(206,504)	(450,340)
撥備	(40,000)	–
	671,052	772,823

14. 所佔聯營公司權益

	其士發展集團	
	1999	1998
	港幣千元	港幣千元
應佔無牌價聯營公司之淨資產	48,651	48,928

有關其士發展集團聯營公司之資料概述如下：

聯營公司名稱	註冊／經營地點	股份類別	佔持股量之百分率	主要業務
Hoben Investment Corporation	巴拿馬／香港	普通	20	投資控股

15. 所佔共同控制實體權益

	其士發展集團	
	1999	1998
	港幣千元	港幣千元
應佔共同控制實體之淨資產	4,658	5,687
應收共同控制實體賬款	26,814	26,794
應付共同控制實體賬款	(18,769)	(17,170)
	12,703	15,311

16. 流動資產淨值

	其士發展集團		其士發展	
	1999	**1998**	**1999**	**1998**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
流動資產				
待售物業				
－已完工 *(附註a)*	36,110	36,110	－	－
－發展中	386,974	216,647	－	－
存貨 *(附註b)*	1,137	1,434	－	－
應收賬款、存出按金及預付費用	23,546	35,769	656	21,696
香港有牌價證券 *(附註c)*	827	6,164	－	－
預繳税款	－	－	1,654	1,214
現金及銀行結餘	155,112	202,105	152,625	194,037
	603,706	498,229	154,935	216,947
流動負債				
擬派股息	18,479	49,277	18,479	49,277
課税準備	10,890	12,695	－	－
有關連公司之貸款	－	1,742	－	1,742
應付賬款、存入按金及應付費用 *(附註d)*	87,361	30,603	1,958	2,108
一年內應償還之遠期銀行貸款				
－ 有抵押	97,696	81,571	－	－
短期銀行貸款及透支				
－ 有抵押 *(附註e)*	52,938	21,178	38,750	－
－ 無抵押	－	274	－	－
	267,364	197,340	59,187	53,127
	336,342	300,889	95,748	163,820

附註：

(a) 已完成之物業包括其士發展集團所佔共同控制資產之權益，其賬面總值為港幣17,151,000元(一九九八年：港幣17,151,000元)。

(b) 存貨之成本為食料及其他易耗品之成本。於本年度內轉化為費用之存貨為港幣910,000元(一九九八年：港幣1,173,000元)。

(c) 於一九九九年三月三十一日，香港有牌價證券之市場價值為港幣827,000元(一九九八年：港幣6,332,000元)。

(d) 應付賬款、存入按金及應付費用當中包含其士發展集團應佔共同控制資產所引起之負債為港幣762,000元(一九九八年：港幣1,783,000元)。

(e) 短期銀行貸款乃以其士發展集團賬面值港幣22,187,000元(一九九八年：港幣23,844,000元)之投資物業作固定抵押而獲得。

17. 遠期負債

	其士發展集團	
	1999	1998
	港幣千元	*港幣千元*
有抵押銀行貸款		
償還期應於：		
一至二年內	203,671	159,435
二至五年內	119,521	290,834
五年以上	4,350	44,863
	327,542	495,132

以其士發展集團賬面值港幣682,000,000元（一九九八年：港幣898,250,000元）之投資物業及對其士發展集團某附屬公司之資產淨值所佔權益約港幣21,954,000元（一九九八年：港幣34,452,000元）作固定抵押而獲得之銀行貸款，其利息按商業利率計算，並需分期償還，末期於二零零四年清還。

18. 股本

	1999	1998
	港幣千元	*港幣千元*
法定股本：		
900,000,000股每股面值港幣一角之普通股	90,000	90,000
已發行及繳足股本：		
615,964,987股每股面值港幣一角之普通股	61,596	61,596

附註：

認購股權計劃

於一九九一年，一項有利於其士發展及其附屬公司全職僱員之僱員認購股權計劃獲通過採納。根據該計劃，董事會可以全權酌情決定邀請全職僱員（包括執行董事在內），認購合共不超過已發行股數總額10%之股份，惟認購價不會低於其士發展股份面值，亦不會低於認購股權邀請日之前五個交易日股份在香港聯合交易所之平均收市價之80%（取兩者較高之價格）。認購股權不可在接納日後六個月內或三年半後行使，同時於二零零一年十月六日後，不得再授予認購股權予任何人仕或使彼等若完全行使認購股權時其持股量超過購股計劃中認購股份之25%。

有關年度內獲行使之認購股權之詳情如下：

行使認購股權時須支付之每股價格	認購股權數目 年初未獲行使	年內已行使	年內已到期	年終未獲行使
港幣1.16元	152,000	–	152,000	–

年度內並無授予認購股權。

19. 儲備

其士發展集團

	股本溢價	資本儲備	投資物業重估儲備	外滙兌換浮動儲備	保留溢利	合共
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於一九九八年四月一日	555,733	117,816	270,020	4,180	442,309	1,390,058
本年度溢利	–	–	–	–	153,640	153,640
股息 *(附註9)*	–	–	–	–	(572,847)	(572,847)
重估物業之淨虧絀	–	–	(226,302)	–	–	(226,302)
換算海外附屬公司財務報告的滙兌盈餘	–	–	–	952	–	952
於一九九九年三月三十一日	555,733	117,816	43,718	5,132	23,102	745,501

其士發展

	股本溢價	繳入盈餘	保留溢利	合共
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一九九八年四月一日	555,733	144,519	174,795	875,047
本年度溢利	–	–	403,004	403,004
股息 *(附註9)*	–	–	(572,847)	(572,847)
於一九九九年三月三十一日	555,733	144,519	4,952	705,204

附註：

(a) 繳入盈餘乃由收購附屬公司、聯營公司、共同控制實體、貸款及業務而產生及代表其士發展因收購而發行之股份面值與所收購之淨資產總值之差額。依據公司法，其士發展之繳入盈餘乃可分派予股東。

(b) 其士發展集團在結算日之保留溢利包括其士發展集團所佔聯營公司及共同控制實體被收購後之業績如下：

	1999	**1998**
	港幣千元	*港幣千元*
聯營公司	1,984	2,261
共同控制實體	(34,202)	(33,173)
	(32,218)	(30,912)

(c) 在結算當日，其士發展可派發給股東之儲備為港幣149,471,000元(一九九八年：港幣319,314,000元)。

20. 除稅前溢利與經營業務之現金(支出)收入淨額對賬表

	1999 港幣千元	1998 港幣千元
除稅前溢利	151,438	178,742
所佔聯營公司業績	277	(873)
所佔共同控制實體業績	1,016	(1,030)
股息收入	(301)	(317)
投資收益	(140,506)	–
利息收入	(7,258)	(6,128)
利息支出	46,827	60,623
	(99,945)	52,275
除利息、股息及稅前之經營溢利	51,493	231,017
折舊	6,284	21,692
出售附屬公司、聯營公司及 共同控制實體之虧損(利潤)	53	(40,620)
重估物業之虧絀	13,549	6,663
出售固定資產之虧損	76	35
有牌價證券貿易之溢利	(1,087)	–
發展中物業之虧損準備	796	–
有牌價證券之減值	376	4,395
對所佔共同控制實體權益之虧損準備	–	1,560
待售物業之(增加)減少	(156,433)	145,293
存貨之減少	297	23,228
應收賬款、存出按金及預付費用之減少(增加)	14,014	(134,432)
應付賬款、存入按金及應付費用之增加	59,488	268,541
滙兑調整	–	729
	(62,587)	297,084
經營業務之現金(支出)收入淨額	(11,094)	528,101

21. 出售附屬公司

	1999	1998
	港幣千元	港幣千元
本年度出售之資產淨額：		
資產		
固定資產	–	29,536
所佔共同控制實體權益	–	22,958
其他投資	52	–
發展中物業	–	6,016,785
存貨及施工中工程	–	192,340
應收賬款、存出按金及預付費用	1	929,413
前期同母系附屬公司之貸款	–	14,470
現金及銀行結餘	–	32,560
	53	7,238,062
減：		
負債		
銀行貸款及透支	–	4,703,302
税項	–	26,401
應付賬款及應付費用	–	1,111,926
前期最終控股公司之貸款	–	438,967
有關連公司之貸款	–	133,976
遠期銀行貸款	–	493,857
	53	329,633
減：		
少數股東所佔之資產淨值	–	79,062
派送其士建築股份	–	99,823
	53	150,748
出售之（虧損）溢利	(53)	42,875
以現金支付之代價	–	193,623

有關出售附屬公司引致之現金及現金等值項目之淨收入之分析如下：

	1999	1998
	港幣千元	港幣千元
現金收益	–	193,623
出售附屬公司之直接費用	–	(2,570)
出售之銀行結餘	–	(32,560)
出售之銀行貸款及透支	–	5,737
有關出售附屬公司引致之現金及現金等值項目之淨收入	–	164,230

出售附屬公司對其士發展集團於本年度業績之盈利貢獻如下：

	1999 港幣千元	1998 港幣千元
營業額	140,506	3,172,500
經營溢利	140,442	125,201
所佔共同控制實體業績	–	1,735
除税前溢利	140,442	126,936
税項	–	(16,715)
除税後溢利	140,442	110,221
少數股東權益	–	(4,362)
股東應佔溢利	140,442	105,859
股息	(140,442)	(61,100)
	–	44,759

於年內出售之附屬公司為其士發展集團之經營現金流轉淨額支付港幣11,000元，就投資回報及融資費用帶來現金淨額港幣71,035,000元，從投資活動中帶來港幣528,976,000元及於融資活動中耗用港幣600,000,000元。

22. 本年度融資變更之分析

	銀行貸款 港幣千元	股本及溢價 港幣千元	資本儲備 港幣千元	少數股東權益 港幣千元	有關連公司之貸款 港幣千元	合共 港幣千元
本年度期初之融資結存	581,464	617,329	117,816	69,458	1,742	1,387,809
從融資注入／(支出)之現金	(155,947)	–	–	113	(1,742)	(157,576)
滙兑調整	(279)	–	–	–	–	(279)
少數股東所佔之虧損及儲備	–	–	–	(4,703)	–	(4,703)
本年度期終之融資結存	425,238	617,329	117,816	64,868	–	1,225,251

23. 現金及現金等值項目結餘之分析

	1999 港幣千元	1998 港幣千元
現金及銀行結餘	155,112	202,105
銀行貸款及透支	(52,938)	(16,691)
	102,174	185,414

現金等值項目指可隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的款項。

24. 董事及高級行政人員之酬金

有關支付予董事之酬金，詳列於財務報告附註5內。

執行董事並無在過去二年收取任何酬金。

除支付予獨立非執行董事之董事袍金港幣240,000元（一九九八年：港幣240,000元）外，於截至一九九九年三月三十一日止之過往兩年，並無支付其他酬金予獨立非執行董事及非執行董事。

所有董事之酬金均介乎港幣0元與港幣1,000,000元間。

五名（當中並無董事）最高酬金人士之總酬金如下：

	1999 *港幣千元*	1998 *港幣千元*
薪金、津貼及其他福利	1,145	2,897
退休金供款	—	113
行使認購股權之利益	—	1,079
花紅	204	—
	1,349	4,089

五名最高酬金人士之酬金於過往兩年均介乎於港幣0元與港幣1,000,000元間。

25. 遞延稅項

在結算當日，其士發展集團未有在財務報告上作出準備的主要遞延稅項資產／（負債）概要如下：

	1999 *港幣千元*	1998 *港幣千元*
超出折舊費之折舊免稅額	(1,728)	(4,771)
未利用之稅項虧損	7,377	8,090
稅率由16.5%改變為16%之影響	—	20
	5,649	3,339

基於未能確定稅項虧損能於可預見之將來作為抵銷之用，故本財務報告並未將可用作抵銷將來利潤之稅項虧損作遞延稅項資產處理。

由於出售物業的盈利或虧損不會產生稅務負債，故並未為重估位於香港之物業的增值或虧絀作出遞延稅項準備。因此，重估物業並不會構成稅務上的時差。

本年度未提取準備的遞延稅項支出（撥回額）如下：

	1999 *港幣千元*	1998 *港幣千元*
稅務上的時差對稅項影響歸因於：		
超出折舊費之折舊免稅額	(2,898)	(2,110)
未利用之稅項虧損	588	3,331
稅率變動之影響	—	(20)
	(2,310)	1,201

其士發展並無重大之需提取或未提取之遞延稅項。

於一九九九年三月三十一日，海外附屬公司估上述未利用之税項虧損而引致之遞延税項資產之税項豁免有效期如下：

	1999 *港幣千元*	1998 *港幣千元*
1999	—	7
2000	48	148
2001	14	267
2002	25	177
2003	2,297	2,440
2004	73	78
2005	94	100
2006	256	—

26. 或然負債及資本承擔

在結算日時，其士發展集團有以下或然負債及資本承擔：

(a) 或然負債為對一有關連公司對其士發展集團物業之購買者提供按揭而所作出之擔保為港幣6,344,000元（一九九八年：港幣6,367,000元）。

(b) 有關對完成發展中物業之成本所作之資本承擔約港幣104,000,000元（一九九八年：港幣268,000,000元）。

(c) 分攤共同控制實體之資本承擔為港幣12,076,000元（一九九八年：港幣12,076,000元）。

27. 有關連人士交易

按照標準會計準則第20號，其士國際、其士科技和其士建築及其分別之附屬公司、聯營公司及共同控制實體均被視為有關連人士，其士發展集團與其士國際、其士科技及其士建築等集團的主要交易詳列如下：

(a) 於一九九八年四月一日，其士發展與其士國際達成一項管理協議，後者向其士發展集團提供公司秘書、會計、司庫、電子數據處理、人事及物業管理服務，年期為一年至一九九九年三月三十一日，管理費為港幣2,000,000元（一九九八年：港幣2,000,000元）。

(b) 於本年度內，其士發展集團分別向其士國際集團、其士科技集團及其士建築集團收取按市值釐定之租金，分別約為港幣49,778,000元（一九九八年：港幣45,456,000元）、港幣12,592,000元（一九九八年：港幣14,243,000元）及港幣2,893,000元（一九九八年：港幣3,214,000元），以租用其士發展集團之物業。

(c) 於本年度內，其士國際集團以參照市場價格而決定之代價為其士發展集團供應及安裝電梯、鋁窗、電器及機械設備。於年度內提供予其士發展集團之工程及設備價值與及截至結算日之應付成本分別約為港幣54,016,000元（一九九八年：港幣9,902,000元）及港幣40,595,000元（一九九八年：無）。

(d) 其士發展之一間附屬公司就對其士發展集團之物業發展提供管理及顧問服務而與其士國際集團簽訂協議。於本年度所支付之顧問費為港幣3,846,000元（一九九八年：無）。該顧問費乃根據其士國際集團就提供該服務之成本而計算。

除上述外，於本年度，其士發展集團就其共同控制實體作出／獲得償還及給予／收取墊款。與該等公司之結餘為無抵押，不帶利息及並無固定償還期限。於一九九九年三月三十一日尚餘之金額已於財務報告附註15披露。

其士發展集團截至一九九九年七月三十一日止四個月止之未經審核綜合業績

其士發展集團截至一九九九年七月三十一日止四個月之未計物業及物業權益重估虧絀前及未經審核綜合之業績載列如下：

	截至一九九九年七月三十一日止四個月 *港幣千元*
營業額	31,239
經營溢利	16,863
應佔一聯營公司業績	(96)
應佔共同控制實體業績	(2)
除税前溢利	16,765
税項	(1,928)
除税後溢利	14,837
少數股東權益	(8)
期內溢利	14,829

經調整綜合有形資產淨值報表

以下為根據其士發展集團於一九九九年三月三十一日之經審核綜合財務報表編製之其士發展集團經調整綜合有形資產淨值，並經如下之調整。

	港幣千元
其士發展集團於一九九九年三月三十一日之經審核綜合資產淨值	807,097
調整	
加：一九九九年四月一日起至一九九九年七月三十一日期間之未經審核溢利(附註1)	14,829
一九九九年四月一日至一九九九年七月三十一日止期間之滙兑儲備變動 *(附註2)*	(447)
就其士發展集團之物業及物業權益於一九九九年八月三十一日進行估值帶來之虧絀 *(附註3)*	(37,240)
其士發展集團經調整綜合有形資產淨值	784,239
按於最後實際可行日期已發行615,964,987股股份計算每股股份之經調整綜合有形資產淨值	港幣1.27元

附註：

1. 期內之除税後溢利乃於因應其士發展集團之物業及物業權益進行估值帶來之虧絀作出調整前釐定。

2. 是項意指將海外附屬公司及中國其他地區附屬公司之財務報表按一九九九年七月三十一日之滙率換算為港元時引致之差額。

3. 是項意指其士發展集團於一九九九年八月三十一日應佔之物業及物業權益於梁振英測量師行及簡福飴測量行之估值所載與該等物業及物業權益於一九九九年三月三十一日之賬存值比較所引致之虧絀，並已就税項之影響作出調整。其士發展集團於一九九九年八月三十一日應佔之物業及物業權益估值將不會列入其士發展集團截至二零零零年三月三十一日止年度之經審核賬目，原因為該等持作投資用途之物業及物業權益預期將根據獨立專業估值師於二零零零年三月三十一日重估價值以當日之公開市值列賬，而該等持作買賣用途之物業及物業權益將以於二零零零年三月三十一日之成本值及可變現淨值兩者中之較低者列賬。

債項聲明

於一九九九年八月三十一日(本文件付印前編製本債項聲明之最後實際可行日期)辦公時間結束時，其士發展集團之未償還借款包括銀行貸款約港幣431,700,000元。該等借款以其士發展集團於香港及加拿大持有之若干物業及物業權益作抵押。

同日，其士發展集團就對一間聯號公司就購買其士發展集團物業之購買者所提供之按揭融資作出約港幣6,200,000元之擔保而有或然負債。此外，其士發展集團承擔完成物業發展之成本約港幣69,300,000元及分佔共同控制實體之承擔約港幣12,100,000元。

除在上一段所載者及集團內公司間之負債外，於一九九九年八月三十一日辦公時間結束時，其士發展集團屬下各公司概無任何按揭、抵押、公司債券、借貸股本及透支、或其他類似債項、融資租賃或租購承擔、承兑負債或承兑信用證或任何擔保或其他重大或然負債。

重大逆轉

除上文披露者外，據董事所知，自一九九九年三月三十一日(其士發展集團之最近期經審核綜合財務報表之結算日期)以來，其士發展集團之財政或經營狀況概無任何重大逆轉。

以下列載為簡福飴測量行就其對其士發展集團於香港之物業權益於一九九九年八月三十一日之估值所編製之函件、估值概要及估值證書全文，以供載入本文件。

Knight Frank
簡福飴測量行
香港
北角
電器道183號
友邦廣場32樓

敬啟者：

茲遵照　閣下指示，對其士發展國際有限公司(「其士發展」)及其附屬公司(以下統稱「其士發展集團」)擁有之物業進行估值。吾等確認曾進行實地視察及作出有關查詢，並蒐集吾等認為必要之進一步資料，以便向　閣下呈報吾等對有關物業於一九九九年八月三十一日之價值之意見。

吾等對各項物業之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下之定義而言，乃指「某項物業之權益於估值當日在下列假定情況以現金代價無條件完成出售，應可合理取得之最高價：

(a) 有自願賣方；

(b) 於估值之日前，有一段合理時間(視乎物業之性質及市況)適當地在市場推銷該項權益、協商價格及條款並完成銷售；

(c) 於任何較早假定交換合約之日，市況、價格水平及其他情況均與估值之日相同；

(d) 不考慮具有特殊權益買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及並無被強逼之情況下進行交易。」

吾等之估值乃假定業主於公開市場將有關物業按其現狀況出售，並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以抬高有關物業之價值。

在評估第一類及第二類持作投資及出售之物業時，吾等乃參照市場上可資比較之交易及根據(倘適用)交予吾等之附表所列之收入淨額撥充資本而評估。吾等已扣除支銷，且在若干情況下考慮租約期滿後收入增加之可能性。吾等乃假設由業主佔用或空置之物業可交吉出售而作出估值。

在評估按在一九九七年六月三十日前屆滿之官契持有之物業時，吾等已考慮英國政府與中華人民共和國政府所簽署之聯合聲明附件三中有關香港問題之條文，以及新界土地契約(續期)條例。據此，上述官契已延期至二零四七年六月三十日，且無須補地價。而由延期日起計，每年按當時應課差餉租值徵收3%地租。

吾等在頗大程度上依賴其士發展集團給予吾等之資料及接納其士發展集團給予吾等有關法定通告、地役權、年期、佔用詳情、樓面面積以及所有其他有關事宜之意見。吾等曾前往有關土地註冊處查冊。然而吾等並無仔細查閱文件正本以核證業權或查核未載於交予吾等之副本中之任何租約修訂條款。所有文件及租約僅作參考用，而所有呎吋、量度及面積均為約數。

吾等曾視察所有有關物業之外部，及在可能情況下，亦曾視察物業之內部。在視察過程中，並無發現任何嚴重之損壞。然而，吾等並無進行結構測量，故吾等無法呈報有關物業確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對任何有關設施進行測量。

吾等之報告並無考慮有關物業之任何抵押、按揭或拖欠之債項，以及出售成交時可能須承擔之任何開支或稅項。除另有說明外，吾等假定有關物業不附帶可影響其價值之繁重負擔、限制及支銷。

隨函附奉估值概要及估值證書。

此致

香港
九龍
九龍灣
宏開道8號
其士商業中心22樓
其士發展國際有限公司
列位董事　台照

代表
簡福飴測量行
董事
劉振權
AHKIS ARICS RPS(GP)
謹啟

一九九九年十月二十二日

估值概要

第一類——其士發展集團持作投資之物業

	物業	一九九九年 八月三十一日 現況下之資本值 *港元*	其士發展集團 應佔之權益 *%*	於一九九九年 八月三十一日 其士發展集團應佔 現況下之資本值 *港元*
1.	香港 渣甸山 軒德蓀道9號	70,000,000	100	70,000,000
2.	九龍 九龍灣 常悅道21號 其士工程服務中心	135,000,000	100	135,000,000
3.	九龍 九龍灣 宏開道8號 其士商業中心10樓 11-19號辦公室	35,000,000	100	35,000,000
4.	九龍 九龍灣 宏開道8號 其士商業中心 19樓、20樓、21樓 22樓及23樓	348,000,000	100	348,000,000
5.	九龍 九龍灣 宏開道8號 其士商業中心2樓 1號至29號及L1號至L13號 停車位、3樓1號至71號 停車位及5樓1號至88號 停車位	80,000,000	33.3	26,640,000
6.	九龍 長沙灣 青山道489-491號 香港工業中心 C座4樓C12號及C13號 工場及地庫4號停車位	2,900,000	100	2,900,000
7.	九龍 觀塘 成業街16號 怡生工業中心A座地下	12,500,000	100	12,500,000

	物業	一九九九年八月三十一日現況下之資本值 港元	其士發展集團應佔之權益 %	於一九九九年八月三十一日其士發展集團應佔現況下之資本值 港元
8.	九龍 觀塘 成業街16號 怡生工業中心地下 23號及24號停車位	700,000	100	700,000
9.	新界 粉嶺 安樂村 安福街3號 其士貨倉大廈	57,000,000	100	57,000,000
10.	新界 屯門 建發街17號 同德工業大廈 2樓A室及第L2號停車位	1,500,000	100	1,500,000
			小計：	689,240,000

第二類——其士發展集團持作出售之物業

	物業	一九九九年八月三十一日現況下之資本值 港元	其士發展集團應佔之權益 %	於一九九九年八月三十一日其士發展集團應佔現況下之資本值 港元
11.	九龍 尖沙咀 漆咸道南45-51號 其士大廈3樓 1號及8號辦公室、 12樓1號辦公室、 15樓1號至6號辦公室 及16樓1號至3號辦公室	42,500,000	100	42,500,000
12.	九龍 九龍灣 宏開道8號 其士商業中心地下 3號、4號、5號、10號及 14號商舖、1樓1號及3號 商舖、9樓18號及19號 辦公室、10樓3號及9號 辦公室及15樓1號及2號 辦公室	80,000,000	33.3	26,640,000
13.	新界 大嶼山 梅窩富瑤小築 6號及7號屋	8,300,000	100	8,300,000
			小計：	77,440,000
			總計：	766,680,000

估值證書

第一類——其士發展集團持作投資之物業

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
1. 香港渣甸山軒德蓀道9號 內地段第7351號	該物業包括建於地盤面積約10,632平方呎之用地上之3層高獨立洋房。該物業約於一九八八年落成。 該物業之建築面積約為9,501平方呎，包括約2,356平方呎之配套設施(例如泳池、露台及車房)。 該物業乃按政府契約持有，為期75年，由一九五零年一月十一日起計，可續期75年。 該物業現時應付之政府地租為每年244港元。	該物業現時以一份租約租出，由一九九八年一月一日起計，為期3年，月租為380,000港元，不包括差餉及管理費，可選擇續租5年。 該物業作住宅用途。	70,000,000港元

附註： (1) 該物業之登記業主為開邦有限公司，其士發展持有該公司100%權益。

(2) 該物業已按予美國大通銀行(前稱漢華銀行)，以作為所獲一般銀行信貸之抵押(參見於一九九五年六月十三日訂立之契約摘要6323952號)。

(3) 該物業乃租予其士香港。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
2. 九龍 九龍灣 常悅道21號 其士工程服務中心 新九龍 內地段第5972號	該物業包括建於地盤面積約16,102平方呎之用地上之15層高工業大廈(包括兩層地庫)。該樓宇約於一九八八年落成。 該物業(不包括停車位)之總建築面積約為177,504平方呎。此外，大廈內提供9個私家車停車位、9個貨車停車位及1個貨櫃車停車位。 該物業乃按賣地章程11858號持有，年期由一九八五年九月二十四日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	除約13,922平方呎之空置部份外，該物業現以若干租約租出，最遲之租約於二零零零年十二月屆滿，月租合共約為1,750,000港元，不包括差餉及管理費。兩份租約之租戶可選擇續租5年。 該物業作工場、貨倉、附屬辦公室及停車位用途。	135,000,000港元

附註： (1) 該物業之登記業主為拔創有限公司，其士發展持有該公司100%權益。

(2) 該物業已按予上海商業銀行，以作為所獲銀行信貸之抵押(參見於一九九三年十二月三日訂立之契約摘要5871168號)。

(3) 該物業乃租予其士國際、其士建築及其士科技。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
3. 九龍 九龍灣 宏開道8號 其士商業中心10樓 11-19號辦公室 新九龍 內地段第5974號 620,000份之16,354份	該物業包括一幢約於一九九三年落成之21層高商業大廈（該大廈並無4樓、13樓及14樓）中10樓9個辦公室單位。 該物業之總建築面積約為16,354平方呎。 該物業乃按賣地章程12059號持有，年期由一九八九年二月二十七日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	除約8,490平方呎之空置部份外，該物業現時以若干租約租出，最近之租約於二零零二年十月屆滿，月租合共為102,232港元，不包括差餉及管理費。	35,000,000港元

附註： (1) 該物業之登記業主為力加置業有限公司，其士發展持有該公司100%權益。

(2) 該物業已按予香港上海滙豐銀行有限公司，以作為所獲一般銀行信貸之抵押（參見於一九九三年二月二十五日訂立之契約摘要5654173號）。

(3) 該物業乃受向香港上海滙豐銀行有限公司發出之按揭修訂書（契約摘要5654173號）所規限（參見於一九九五年二月二十七日訂立之契約摘要6249383號）。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
4. 九龍 九龍灣 宏開道8號 其士商業中心 19樓、20樓、21樓 22樓及23樓 新九龍 內地段第5974號 620,000份之158,220份	該物業包括一幢約於一九九三年落成之21層高商業大廈(該大廈並無4樓、13樓及14樓)19樓、20樓、21樓、22樓及23樓全層。 該物業之總建築面積約為158,220平方呎。 該物業乃按賣地章程12059號持有,年期由一九八九年二月二十七日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	除約437平方呎之空置部份外,該物業現時以若干租約租出,最遲之租約於二零零二年四月屆滿,月租合共約為2,640,000港元,不包括差餉及管理費。六份租約之有關租戶可選擇續租,年期分別為6個月至5年不等。 該物業作辦公室用途。	348,000,000港元

附註: (1) 該物業19樓、20樓、21樓及22樓之登記業主為萬珠發展有限公司,而23樓之登記業主則為Matterhorn Properties Limited。其士發展持有萬珠發展有限公司及Matterhorn Properties Limited兩間公司各100%之權益。

(2) 該物業19樓、20樓、21樓及22樓已按予美國大通銀行(前稱漢華銀行)(參見於一九九三年二月四日訂立之契約摘要5576008號)。

(3) 該物業19樓、20樓、21樓及22樓乃受於一九九七年一月七日向美國大通銀行(前稱漢華銀行)作出之補充按揭(契約摘要5576008號)所限(參見契約摘要6886419號)。

(4) 該物業23樓已按予法國東方滙理銀行(前稱法國東方銀行(香港分行)),作為所獲一般信貸之抵押(參見於一九九五年五月二十六日訂立之契約摘要6325243號)。

(5) 該物業其中約106,599平方呎乃租予其士國際、其士建築及其士科技。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
5. 九龍 九龍灣 宏開道8號 其士商業中心2樓 1號至29號及L1號至 L13號停車位、3樓 1號至71號停車位及 5樓1號至88號停車位 新九龍 內地段第5974號 620,000份之32,100份	該物業包括一幢約於一九九三年落成之21層高商業大廈(該大廈並無4樓、13樓及14樓)分別在2樓、3樓及5樓之188個私家車停車位及13個貨車停車位。 該物業乃按賣地章程12059號持有，年期由一九八九年二月二十七日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業按月或按時鐘出租，估計每年總收入為5,500,000港元。	80,000,000港元 (其士發展集團應佔33.3%權益： 26,640,000港元

附註： (1) 該物業之登記業主為萬珠發展有限公司、Diamond Career Limited及陞勝發展有限公司，上述三間公司等額持有該物業，作為可有繼承人之共同業主。

(2) 其士發展擁有萬珠發展有限公司100%權益。因此，其士發展集團擁有該物業之33.3%權益。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
6. 九龍 長沙灣 青山道489-491號 香港工業中心 C座4樓C12號及C13號工場及地庫4號停車位 新九龍 內地段第3515號 C、D及F段7,700份之19份	該物業包括一幢約於一九八二年落成之14層高工業大廈4樓2個工場單位及地庫1個貨車停車位。 該物業(不包括停車位)之實用面積約為2,664平方呎。 該物業乃按賣地章程4268號持有，由一八九八年七月一日起計為期75年，已續簽24年減最後3日，而年期亦已依法延展至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業現時以一份租約租出，由一九九八年一月一日起計，為期3年，月租為40,000港元，不包括差餉及管理費，可選擇續租5年。 該物業作工場、貨倉、附屬辦公室及停車位用途。	2,900,000港元

附註： (1) 該物業之登記業主為YCC (Development) Company Limited，其士發展持有該公司100%權益。

(2) 該物業乃租予其士香港。

	物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
7.	九龍 觀塘 成業街16號 怡生工業中心 A座地下 觀塘 內地段第73號 1,240份之18份	該物業包括一幢約於一九七七年落成之12層高工業大廈地下一個工業單位。 該物業之實用面積約為15,017平方呎。 該物業乃按由一九五五年七月一日起計為期21年之政府契約持有，已續簽21年減最後3日，而年期亦已依法延展至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業現時以一份租約租出，由一九九八年一月一日起計，為期3年，月租為208,000港元，不包括差餉及管理費，可選擇續租5年。 該物業作工場用途。	12,500,000港元

附註：(1) 該物業之登記業主為G.J. (Development) Company Limited，其士發展持有該公司100%權益。

(2) 該物業乃租予其士香港。

	物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
8.	九龍 觀塘 成業街16號 怡生工業中心 地下23號及 24號停車位 觀塘 內地段第73號 1,240份之55份中之60份之2份	該物業包括一幢約於一九七七年落成之12層高工業大廈地下兩個貨車位。 該物業乃按由一九五五年七月一日起計為期21年之政府契約持有，已續簽21年減最後3日，而年期亦已依法延展至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業現時以一份租約租出，由一九九八年一月一日起計，為期3年，月租為8,000港元，不包括差餉及管理費，可選擇續租5年。 該物業作停車位用途。	700,000港元

附註：(1) 該物業之登記業主為其士(發展)有限公司，其士發展持有該公司100%權益。

(2) 該物業乃租予其士香港。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
9. 新界 粉嶺 安樂村 安福街3號 其士貨倉大廈 粉嶺上水市鎮 地段第123號	該物業包括一幢建於地盤面積約19,298平方呎之用地上之6層高貨倉大廈。該大廈約於一九九二年落成。 該物業(不包括停車位)之總建築面積約為118,300平方呎。此外，該大廈提供5個私家車停車位、5個貨車停車位及一個貨櫃車停車位。 該物業乃按新批租約12475號持有，年期由一九九一年二月六日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	除約23,561平方呎之空置部份外，該物業現時以若干租約租出，最遲之租約於二零零零年十二月屆滿，月租合共約為614,000港元，不包括差餉及管理費。其中兩份租約之租戶可分別選擇續租3年及5年。 該物業作貨倉及停車位用途。	57,000,000港元

附註： (1) 該物業之登記業主為威方發展有限公司，其士發展持有該公司100%權益。

(2) 該物業已按予香港上海滙豐銀行有限公司(參見於一九九二年八月十日訂立之契約摘要275140號)。

(3) 該物業乃受向香港上海滙豐銀行有限公司作出之按揭修訂書所限(參見於一九九五年二月二十七日訂立之契約摘要326279號)。

(4) 該物業其中約94,739平方呎乃租予其士貨倉有限公司、其士國際、其士科技及其士建築。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
10. 新界 屯門 建發街17號 同德工業中心 2樓A室及 第L2號停車位 屯門市鎮地段第188號 40,470份之1,386份	該物業包括一幢約於一九八三年落成之19層高工業大廈(包括地下低層)2樓1個工場連1個貨車停車位。 該物業(不包括停車位)之實用面積約為3,220平方呎。 該物業乃按由一八九八年七月一日起計為期99年減最後3日之新批租約2335號持有。年期亦已依法延展至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業現時以一份租約租出，由一九九八年九月一日起至二零零零年九月三十日止，月租為14,665港元，不包括差餉及管理費。 該物業作貨倉及停車位用途。	1,500,000港元

附註： (1) 該物業之登記業主為YCC (Development) Company Limited，其士發展持有該公司100%權益。

(2) 該物業乃租予其士香港。

第二類——其士發展集團持作出售之物業

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
11. 九龍尖沙咀漆咸道南45-51號其士大廈3樓1號及8號辦公室、12樓1號辦公室、15樓1號至6號辦公室及16樓1號至3號辦公室 九龍內地段第7072號餘段、九龍內地段第8670號、8567號及7074號共19,060份之1,840份	該物業包括一幢約於一九八二年落成之18層高(連地庫)商業大廈分別在3樓、12樓、15樓及16樓之12個辦公室單位。 該物業之總建築面積約為16,108平方呎。 該物業乃按由一八八九年六月二十四日起計為期150年之再批地條件5634號、7853號、8744號及5651號持有。 全部地段現時應付之政府地租合共為每年1,186港元。	該物業現時以若干租約租出，最遲之租約於二零零一年六月屆滿，月租合共約為244,000港元，不包括差餉及管理費。三份租約之租戶可選擇續租，年期分別為1年至5年不等。 該物業作辦公室用途。	42,500,000港元

附註： (1) 該物業3樓1號及8號辦公室之登記業主為Forth Bridge Company Limited，而其餘單位之登記業主則為驕發有限公司。其士發展持有Forth Bridge Company Limited及驕發有限公司兩間公司各100%之權益。

(2) 該物業其中約14,403平方呎乃租予其士(保險顧問)有限公司、其士保險有限公司及其士三利財務有限公司。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
12. 九龍 九龍灣 宏開道8號 其士商業中心 地下3號、4號 5號、10號及 14號商舖、1樓 1號及3號商舖、 9樓18號及 19號辦公室、10樓 3號及9號辦公室 及15樓1號及 2號辦公室 新九龍內地段第5974號620,000份之36,505份	該物業包括一幢約於一九九三年落成之21層高商業大廈(該大廈並無4樓、13樓及14樓)地下5個商舖、1樓兩個商舖及9樓、10樓及15樓6個辦公室單位。 該物業之總建築面積約為36,505平方呎。 該物業乃按賣地章程12059號持有，年期由一九八九年二月二十七日起計至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業現時空置。	80,000,000港元 (其士發展集團應佔33.3%權益：26,640,000港元)

附註： (1) 該物業之登記業主為萬珠發展有限公司、Diamond Career Limited及陸勝發展有限公司，上述三間公司等額持有該物業，作為可有繼承人之共同業主。

(2) 其士發展擁有萬珠發展有限公司100%權益。因此，其士發展集團擁有該物業之33.3%權益。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
13. 新界 大嶼山 梅窩 富瑤小築 6號及7號屋 梅窩丈量約份4號地段第708號4,881份之1,155份	該物業包括約於一九九五年落成之兩座2層高洋房。 該物業之總建築面積約為4,202平方呎，連同面積分別約875平方呎及1,258平方呎之花園及天台。 該物業乃按由一八九八年七月一日起計為期99年減最後3日之新批租約6871號持有。年期亦已依法延展至二零四七年六月三十日止。 該物業現時每年應付之政府地租為該物業當時應課差餉租值之3%。	該物業以一份租約租出，由一九九八年八月一日起計，為期2年，月租為40,000港元，不包括差餉及管理費，可選擇續租2年。 該物業作渡假屋用途。	8,300,000港元

附註： (1) 該物業之登記業主為富特發展有限公司，其士發展持有該公司100%權益。

(2) 該物業乃租予其士國際、其士科技及其士建築。

以下列載為梁振英測量師行就其對其士發展集團於中國及加拿大之物業權益於一九九九年八月三十一日之估值所編製之函件、估值概要及估值證書全文，以供載入本通函：

梁振英測量師行

C. Y. LEUNG & COMPANY LIMITED
INTERNATIONAL SURVEYORS, REAL ESTATE AGENTS, VALUERS & AUCTIONEERS

香港中環怡和大廈10樓

敬啟者：

吾等遵照 閣下指示，對其士發展國際有限公司(「其士發展」)及其附屬公司(下文統稱「其士發展集團」)在中華人民共和國(「中國」)及加拿大持有之物業權益進行估值，吾等證實曾視察該等物業，作出有關查詢及調查，並蒐集吾等認為必要之其他資料，以便向 閣下呈述吾等對該等物業權益於一九九九年八月三十一日(「估值日」)之價值之意見。

吾等對各項物業權益之估值乃吾等根據該等物業權益公開市值所作出之意見。所謂公開市值，就吾等所下定義而言，乃指「物業之權益於估值日在下列假定情況下以現金代價無條件完成出售可合理取得之最高價格之意見：

(a) 有自願賣方；

(b) 於估值當日前，有一段合理時間(視乎物業之性質及市況)適當地在市場推銷權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日，市況、價值水平及其他情況與估值之日相同；

(d) 不考慮具有特殊權益買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及並無被強逼之情況下進行交易。」

吾等之估值乃假定業主於公開市場將該等物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業權益之價值。

在評估物業權益時，除另有說明外，吾等假設每項物業權益各自之承讓者及使用者擁有自由及不受干擾之權利，可在所授年期之整段尚餘期間使用或轉讓該等物業權益。就中國之物業權益而言，吾等進一步假設有關物業權益之可轉讓土地使用權已於繳交象徵式土地使用費後出讓，而應付之土地溢價亦已全數支付。

對物業權益之業權及其士發展集團在物業中之權益，吾等依賴其士發展集團或其有關中國法律之法律顧問上海市徐滙律師事務所及北京天元律師事務所所提供之意見。就吾等之估值而言，吾等假設其士發展集團擁有該等物業權益之有效及可執行業權。

吾等已獲其士發展集團提供中國物業之業權文件之副本。然而，吾等並未能查閱文件正本以查核業權或證實任何修訂。吾等在估值時在極大程度上依賴其士發展集團或其他有關人士所提供之資料，並接納提供予吾等有關計劃批文或法定通告、地役權、年期、樓宇落成日期、佔用詳情、租賃詳情、樓宇規格、合營協議、發展計劃、已投入之建築成本、尚需投入之建築成本、建築及地塊面積及其他一切有關事宜之意見。在估值證書內之呎吋、量度及面積乃根據其士發展集團提供予吾等之文件所載資料作出。吾等並獲通知，所提供之資料並無遺漏任何重大事實。

就第一類物業權益(於中國之酒店發展項目)而言，吾等經考慮日後之經營潛力及可能達致之營業額水平後，採用收益法按其作為全面營運及全部權益估值。並就該收入來源採用一個合適之折現率，以得出市值。

就第二類物業權益(其士發展集團於中國之發展中物業)之估值而言，吾等在該物業將按照其士發展集團提供予吾等之最新發展方案發展及竣工之基礎上為該物業權益進行估值。吾等假設，該發展方案已取得批文。於達致吾等之估值意見時，吾等採用直接比較法參考當地可供比較之交易，並計及將用作完成發展項目之建築成本進行估值。「竣工時之資本值」乃指假設該發展項目於估值日落成，其總售價之意見。

就第三類物業權益(其士發展集團於中國訂約將予收購之物業權益)之估值而言，吾等採用直接比較法假設該等物業於公開市場以即時交吉出售，並參考有關市場可供比較之銷售案例為該等物業權益進行估值。

就第四類物業權益(其士發展集團於加拿大持作投資用途之物業權益)之估值而言，吾等參考市場上可供比較之交易或(倘適用)按投資法計及該等物業權益各自之現行租金，並就租約屆滿時之市值租金作出適當撥備為該等物業權益進行估值。

就第五類物業權益(其士發展集團於加拿大持作日後發展之物業權益)之估值而言，吾

等採用直接比較法假設該等物業各自於現時之情況下交吉出售，並參考有關市場可供比較之交易為該等物業權益進行估值。

吾等曾視察所評估之所有物業之外部，並在情況許可下視察該等物業之內部。然而，吾等未有進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。然而，吾等無法呈報此等物業是否無腐朽、蟲蛀或任何其他結構損壞，亦無測試任何樓宇設備。就持作日後發展之物業而言，吾等並無進行實地調查，以決定地塊狀況及設施等是否適合作日後發展。吾等編製估值時，乃假設該等方面均令人滿意，且於建築期內不會產生非經常開支或延誤。除非另有說明，吾等無法進行實地詳細測量以確定該物業之地塊及建築面積是否正確，惟假設接獲之文件所示之面積均屬正確。

吾等之估值並無考慮有關該等物業之任何抵押、按揭或欠負債項或出售成交時可能須承擔之任何支出或稅項。除另有說明外，吾等假設該等物業概無附帶可影響其價值之繁重負擔、限制和支銷。

除另有註明外，吾等估值中所有金額均以港元計算。為中國及加拿大之物業估值所採用之滙率分別約為1港元兑人民幣1.07元及1加元兑5.21港元，該等滙率為於估值日當時之概約滙率，而該日起至本函件日期止期間滙率並無重大波動。

隨函附奉吾等之估值概要及估值證書。

此致

九龍
九龍灣
宏開道8號
其士商業中心22樓
其士發展國際有限公司
列位董事　台照

代表
梁振英測量師行
董事
黃儉邦
註冊專業測量師
A.H.K.I.S., A.R.I.C.S.
謹啟

一九九九年十月二十二日

附註：黃儉邦先生為特許測量師，在中國及海外國家之物業估值方面具有豐富經驗。

估值概要

物業	於一九九九年八月三十一日現況下之資本值 港元	其士發展集團應佔權益 %	於一九九九年八月三十一日其士發展集團應佔之現況下資本值 港元
第一類——其士發展集團於中國持有作酒店用途之物業權益			
1. 河南省 信陽市 獅河區 民權路355號 其士信陽大酒店	28,000,000	70.0	19,600,000
第二類——其士發展集團於中國持有之發展中物業權益			
2. 上海市 徐滙區 18街坊 48號地塊 亦園	435,000,000	64.0	278,400,000
第三類——其士發展集團於中國訂約將予收購之物業權益			
3. 廣東省 東莞市 中心區 鴻福路 H-1-1及H-1-2號地塊	47,000,000	50.0	23,500,000
4. 北京市 朝陽區 東環南路2號 航華科貿中心 包括不同層數 之若干物業權益 (見下文附註)	60,200,000	45.2	27,200,000

附註：

第一項選擇權

A1座11、12及13樓，
總建築面積約為4,638平方米(49,923平方呎)

第二項選擇權

A1座17、18及19樓，
總建築面積約為4,638平方米(49,923平方呎)

第三項選擇權

A2座17、18及19樓，
總建築面積約為4,638平方米(49,923平方呎)

	物業	於一九九九年八月三十一日現況下之資本值 港元	其士發展集團應佔權益 %	於一九九九年八月三十一日其士發展集團應佔之現況下資本值 港元
第四類——其士發展集團於加拿大持作投資用途之物業權益				
5.	14535-14583 Yonge Street, Aurora, Ontario (Parcels 1-1 and 2-1, Section M-51 Lots 1 and 2, Plan M51 Aurora Ontario)	18,200,000	100	18,200,000
6.	20 Nugget Avenue, Scarborough, Ontario (Part Lot 22, Concession 3 Scarborough Parts 2-5 and 7-10 64 R 1789 subject to TB 326948 Scarborough Ontario)	4,300,000	100	4,300,000
第五類——其士發展集團於加拿大持作日後發展之物業權益				
7.	North side of Passmore Avenue, Part Lot 20, Scarborough, Ontario (Parcel 20-5, Section S9 Part Lot 20, Concession 5 Scarborough Parts 1, Plan 66R 15775 together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto Ontario)	3,900,000	100	3,900,000
8.	Lots 3 and 4, Plan M-51, 5 and 7 Allaura Road, Aurora, Ontario (Parcels 3-1 and 4-1, Section M-51 Lots 3 and 4, Plan M-51 Aurora Ontario)	2,900,000	100	2,900,000

估值證書

第一類——其士發展集團於中國持作酒店用途之物業權益

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
1. 河南省信陽市獅河區民權路355號其士信陽大酒店	該物業包括一幢建於地塊面積約3,000平方米(32,292平方呎)之不規則形狀地塊上之酒店發展項目。 該酒店發展項目包括一幢20層高(連一單層地庫)之酒店主樓，內設219個客房，連酒樓、卡拉OK酒廊、夜總會、宴會廳、商務中心等配套設施及一幢內有辦公室、洗衣工場、更衣室、飯堂等之附設7層高酒店管理辦公室輔樓。該酒店發展項目於一九九六年落成。 該酒店發展項目之酒店主樓連同輔樓之總建築面積約為13,515.50平方米(145,481平方呎)。 該物業所授予之土地使用權有效期由一九九四年十一月十一日起計，為期40年。	該物業現作酒店經營之用。	28,000,000港元(其士發展集團應佔70%之權益：19,600,000港元)

附註：

(1) 根據信陽市土地規劃管理局於一九九四年十一月十一日發出之國有土地使用證第(1994) 0009號，該地塊面積為3,000平方米之物業之土地使用權已授予信陽其士大酒店有限公司，作商業及酒店用途，土地使用年期為40年。

(2) 根據信陽市獅河區房產管理局於一九九九年九月二十二日發出之證明，其士信陽大酒店之建築施工均按設計及規劃要求，並符合驗收規定。信陽其士大酒店有限公司持有總建築面積為13,515.50平方米之其士信陽大酒店之房產所有權。

(3) 根據一九九四年十一月四日之營業執照第002182號，信陽其士大酒店有限公司已註冊成立，其註冊資本為人民幣55,000,000元，有效期由一九九四年十一月四日起至二零三四年十一月三日止，業務範圍為經營及管理酒店，以及與飲食有關之業務。

(4) 據其士發展集團所通知，其士發展集團擁有該物業70%之權益。

(5) 其士發展集團有關中國法律之法律顧問認為(其中包括)：

(i) 信陽其士大酒店有限公司依照中國法律正式註冊成立，為有效存在之獨立法人。

(ii) 由於已取得國有土地使用證，信陽其士大酒店有限公司合法擁有該物業之土地使用權，並有權出租、轉讓、出讓或按揭該物業之土地使用權。

(iii) 根據信陽房產管理局於一九九九年九月二十二日發出之證明，其士信陽大酒店之建築遵守規劃條例，並符合有關當局之驗收規定。信陽其士大酒店之房屋所有權(包括總建築面積13,515.50平方米)由信陽其士大酒店有限公司持有。申領房屋所有權證之手續正在處理中，並在這方面不存有法律障礙。在發出房屋所有權證後，信陽其士大酒店有限公司將有權轉讓、出租或抵押該物業。

(6) 吾等倚賴上述法律意見並按下列假設編製吾等之估值：

(i) 其士信陽大酒店有限公司擁有該物業之正式合法業權，且有權連同餘下之土地使用權年期一併轉讓該物業，而毋須向政府補付地價或其他繁重費用。

(ii) 所有地價及其他配套公共設施之費用已悉數付清。

(iii) 該發展項目之設計及建築均符合當地規劃法規，且已獲有關政府機關之批准。

(iv) 該物業(不論按全部或分割業權基準)可售予當地及海外買家。

(7) 根據其士發展集團所提供之資料，有關之業權、主要批文及執照狀況如下：

國有土地使用證	有
土地使用權出讓合同	無
房屋所有權證／房地產權證	無
紅線圖	有
建設用地規劃許可證	無
建設工程規劃許可證	無
營業執照	有

第二類——其士發展集團於中國持有之發展中物業權益

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
2. 上海徐滙區18街坊48號地塊亦園	該物業為一幅面積約為6,252平方米(67,297平方呎)之不規則形地塊。 該物業計劃發展為一幢建於兩層高地庫停車場上之29層高住宅大樓。該物業之總建築面積約為31,260平方米(336,483平方呎)，另加約為9,284平方米(99,933平方呎)之地庫面積。 該物業已獲授之土地使用權年期由一九九三年五月三十一日起計，為期70年。	該物業現時處於最後建築階段，預計於一九九九年年底落成。	435,000,000港元 (其士發展集團應佔64%權益：278,400,000港元)

附註：

(1) 根據上海市房屋土地管理局於一九九六年五月七日發出之房地產權證第(1996) 100013號，該地塊面積為6,252平方米之物業之土地使用權已授予上海創名房地產發展有限公司作住宅用途，土地使用年期由一九九三年五月三十一日起計至二零六三年五月三十日止。

(2) 根據上海市土地管理局(「甲方」)與創名發展有限公司(80%)及上海市徐滙區城市建設投資開發公司(20%)(合稱「乙方」)於一九九三年三月二十六日訂立之土地使用權出讓合同(1993)58號，甲方已同意將該物業之土地使用權授予乙方。上述合同所規定之主要條件(其中包括)如下：

(i)	地點	：上海市徐滙區18街坊48號地塊
(ii)	地塊面積	：6,252平方米
(iii)	用途	：高層住宅大廈(建築面積不超過10%容許作商業用途)
(iv)	地積比率	：≤每公頃50,000平方米
(v)	地盤覆蓋率	：≤35%
(vi)	綠化地區比率	：≥地塊面積20%
(vii)	地價	：2,672,730美元
(viii)	土地使用年期	：70年
(ix)	土地使用費	：地盤面積每平方米每年人民幣1元
(x)	停車場泊車位	：≥0.8個泊車位(按每個住宅單位計)

(xi) 甲方應將現況下之該物業授予乙方，而乙方則負責安排提供該物業公共設施，並承擔其成本。

(xii) 乙方應根據「上海市房屋清拆及安置管理及實施法規」所規定之條件，進行該物業之清拆及安置工作，並承擔其成本。

(3) 根據創明發展有限公司及上海市徐滙區城市建設投資開發公司（合稱「甲方」）與上海市徐滙區規劃土地管理局（「乙方」）分別於一九九三年三月二十六日及一九九四年三月十日訂立之委托拆遷和市政配套合同及其補充合同，訂約雙方同意委託乙方進行徐滙區18街坊48號地塊之清拆及安置工作及提供公共設施，上述合同所規定之主要條件（其中包括）如下：

(i) 清拆與安置費用及公共設施費用為建築面積每平方米484.5美元，即15,145,470美元。

(ii) 乙方負責清拆及安置工作，並提供公共設施。

(iii) 乙方應於一九九四年十月三十一日前完成該土地範圍內現有樓宇之清拆工作及地盤平整工程。

(4) 根據上海市徐滙區建設委員會於一九九六年四月十日發出之批文，建議發展為一幢28至30層高名為「亦園」之住宅大廈之項目獲許可之建築面積為31,260平方米，而地庫面積則為10,170平方米。

(5) 根據上海市房屋土地管理局於一九九八年一月二十六日發出之上海市外銷商品房預售許可證第(98)007號，建築面積為31,260平方米連一個面積為9,284平方米地庫停車場之亦園大廈獲准於海外出售。

(6) 根據一九九五年十二月二十日發出之營業執照第005343號，上海創名房地產發展有限公司已註冊成立，其註冊資本為18,000,000美元，有效期由一九九四年十二月十三日起至二零六四年十二月十二日止，業務範圍包括租賃、出售及管理該物業土地上之商品房發展項目。

(7) 據其士發展集團所通知，其士發展集團擁有該物業64%之權益。

(8) 據其士發展集團所通知，於一九九九年八月三十一日已支出之估計總建築成本約為人民幣262,000,000元，而完成發展項目之未付建築成本估計約為人民幣90,000,000元。吾等估值時，已考慮上述建築成本。

(9) 該發展項目之「完成時之資本值」約為550,000,000港元。

(10) 其士發展集團有關中國法律之法律顧問認為（其中包括）：

(i) 上海創名房地產發展有限公司（以下簡稱為「創名」）為一間正式註冊成立之中外合資合營公司，並為根據中國法律有效存在之獨立法人。

(ii) 由於已取得有關土地之房地產權證，創名合法擁有該物業之土地使用權，並有權在毋須補地價之情況下轉讓該物業之土地使用權。

(iii) 創名已正式取得該物業之所有規劃、建築及動工批文，興建該物業之擬建項目（包括建築面積31,260平方米及地庫面積為9,284平方米）符合法例。

(iv) 創名在拆遷工程及公共設施事宜上已履行其應盡之責任。

(v) 由於已取得預售批文，創名有權預售及按揭該物業。於建築工程完工後及於發出該物業樓宇之房地產權證後，創名有權在毋須補地價之情況下轉讓、按揭或出租該物業，且根據中國法律在獲取該物業樓宇之房地產權證一事上並不存在任何法律障礙。

(11) 吾等倚賴上述法律意見並按下列假設編製吾等之估值：

(i) 上海創名房地產發展有限公司擁有該物業之正式合法業權，且有權連同餘下之土地使用權年期一併轉讓該物業，而毋須向政府補付地價或其他繁重費用。

(ii) 所有地價及其他配套公共設施之費用已悉數付清。

(iii) 該擬建項目之設計及建築均符合當地規劃法規，且已獲有關政府機關所規定之批准。

(iv) 該物業(不論按全部或分割業權基準)可售予當地及海外買家。

(12) 根據其士發展集團所提供之資料，有關之業權、主要批文及執照狀況如下：

土地使用權出讓合同	有
委托拆遷和市政配套合同	有
房地產權證(土地部份)	有
紅線圖	有
建設用地規劃許可證	無
建設工程規劃許可證	無
預售許可證	有
營業執照	有

第三類——其士發展集團於中國訂約將予收購之物業權益

物業	概況及年期	佔用詳情	一九九九年八月三十一日現況下之資本值
3. 廣東省東莞市中心區鴻福路H-1-1及H-1-2號地塊	該物業包括兩幅相接地塊，合併成一個大致長方形之地塊，地塊總面積約為14,324平方米(154,184平方呎)。 該物業將獲授土地使用權，為期70年，由交付物業之日起計。	該物業現時為空置地盤。	47,000,000港元 (其士發展集團應佔50%權益：23,500,000港元) (參閱附註(3))

附註：

(1) 根據東莞市國土局(「甲方」)及其士發展擁有50%之輝華有限公司(「乙方」)於一九九二年八月八日訂立之土地使用權出讓合同第(1992)(1)號，甲方已同意將該物業之土地使用權授予乙方。上述合同所規定之主要條件(其中包括)如下：

(i)	地塊編號	：H-1-1
(ii)	地點	：東莞市中心區
(iii)	地盤面積	：7,553平方米
(iv)	用途	：高層住宅大廈連兩層高商業平台
(v)	地積比率	：≤5
(vi)	總建築面積	：≤37,765平方米
(vii)	地盤覆蓋率	：商業裙樓—≤50% 住宅大廈—≤25%
(viii)	綠化地區比率	：不少於20%
(ix)	地價	：42,500,000港元
(x)	高度限制	：≤85米(不包括地庫各層)
(xi)	退入規定	：地盤之紅線邊界東、西、南、北分別為不少於6.5米、15米、6.5米及15米。
(xii)	土地使用年期	：70年，由物業交付之日起計。
(xiii)	泊車位提供	：(a)每10個住宅單位不少於1個泊車位；(b)商業樓面面積每300平方米不少於1個泊車位；及(c)每個住宅單位2個自行車停泊位。

(xiv) 在土地使用者(a)取得國有土地使用證；(b)投入發展土地之資金達總投資額25%以上(不包括地價)；及(c)全數支付地價後，該物業之土地使用權可予轉讓。

(2) 根據東莞市土地管理局(「甲方」)及其士發展擁有50%之寶耀投資有限公司(「乙方」)於一九九二年八月八日訂立之土地使用權出讓合同第(1992)(2)號，甲方同意將該物業之土地使用權授予乙方。上述合同所規定之主要條件(其中包括)如下：

(i)	地塊編號	:	H-1-2
(ii)	地點	:	東莞市中心區
(iii)	地盤面積	:	6,771平方米
(iv)	用途	:	高層住宅大廈連兩層高商業平台
(v)	地積比率	:	≦5
(vi)	總建築面積	:	≦33,855平方米
(vii)	地盤覆蓋率	:	商業裙樓—≦50% 住宅大廈—≦25%
(viii)	綠化地區比率	:	不少於20%
(ix)	地價	:	32,880,000港元
(x)	高度限制	:	≦85米(不包括地庫各層)
(xi)	退入規定	:	地盤之紅線邊界東、西、南、北分別為不少於6.5米、15米、6.5米及15米。
(xii)	土地使用年期	:	70年，由物業交付之日起計。
(xiii)	泊車位提供	:	(a) 每10個住宅單位不少於1個泊車位；(b) 商業樓面面積每300平方米不少於1個泊車位；及(c) 每個住宅單位2個自行車停泊位。

(xiv) 在土地使用者(a)取得國有土地使用證；(b)投入發展土地之資金達總投資額25%以上(不包括地價)；及(c)全數支付地價後，該物業之土地使用權可予轉讓。

(3) 根據其士發展集團有關中國法律之法律顧問之意見，輝華有限公司及寶耀投資有限公司已分別清付該物業之地價如下：

地塊編號	**總地價** *港元*	**已清付地價** *港元*	**未清付地價** *港元*
H-1-1	42,500,000 (100%)	28,500,000 (67.06%)	14,000,000 (32.94%)
H-1-2	32,880,000 (100%)	22,728,000 (69.12%)	10,152,000 (30.88%)

吾等估值時，並未計及上述合共24,152,000港元之未清付地價，並假設所有地價已悉數付清。

(4) 據其士發展集團通知，其士發展集團擁有該物業50%之權益。

(5) 其士發展集團有關中國法律之法律顧問認為(其中包括)：

(i) 上文附註(1)及(2)所述之兩份土地使用權出讓合同均為合法及有效之文件。上述訂約雙方之權責根據中國法律受到保障。

(ii) 在該物業之土地使用者(a)取得國有土地使用證；(b)投入發展土地之資金達總投資額25%以上(不包括地價)；及(c)全數支付地價後可轉讓、租賃或按揭該物業之土地使用權。

(iii) 於接獲東莞市國土局發出之土地移交通告後，上述未補付之地價將由輝華有限公司及寶耀投資有限公司支付。於支付上述未清付地價後，輝華有限公司及寶耀投資有限公司可申請國有土地使用證及取得該物業之土地使用權。根據中國法律，在取得國有土地使用權證一事上並不存在任何法律障礙。

(6) 吾等倚賴上述法律意見並按下列假設編製吾等之估值：

(i) 輝華有限公司及寶耀投資有限公司各自擁有該物業之地塊之正式合法業權，且有權連同餘下之土地使用權年期一併轉讓該物業，而毋須向政府補付地價或其他繁重費用。

(ii) 所有地價及其他配套公共設施之費用已悉數付清。

(iii) 該物業可自由售予當地及海外買家。

(7) 根據其士發展集團所提供之資料，有關之業權、主要批文及執照狀況如下：

國有土地使用證	無
土地使用權出讓合同	有
房屋所有權證／房地產權證	不適用
紅線圖	無
建設用地規劃許可證	無
建設工程規劃許可證	無

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
4. 北京市朝陽區東環南路2號航華科貿中心包括不同層數之若干物業權益 *(見下文附註)* *附註：* *第一項選擇權* A1座11、12及13樓，總建築面積約為4,638平方米(49,923平方呎) *第二項選擇權* A1座17、18及19樓，總建築面積約為4,638平方米(49,923平方呎) *第三項選擇權* A2座17、18及19樓，總建築面積約為4,638平方米(49,923平方呎)	航華科貿中心為一項綜合發展項目，包括4幢建於3層高商業裙樓上之高層辦公室大樓，及兩幢建於兩層高地庫上之19層高住宅大樓。 該物業包括航華科貿中心兩幢住宅大樓(A1及A2座)內3組不同層數樓層組合其中之一(第一、二及三項選擇權)。 該物業已獲授土地使用權，由一九九六年二月八日或一九九六年八月八日起計，為期70年。	航華科貿中心A1及A2座預計於二零零零年落成。	60,200,000港元 (其士發展集團應佔45.2%權益：27,200,000港元) (參閱附註(1)及(2))

附註：

(1) 吾等對該物業三個選擇權之公開市值之意見如下：

選擇權	於一九九九年八月三十一日現況下之資本值 *港元*	其士發展集團應佔之權益 *%*	於一九九九年八月三十一日其士發展集團應佔之現況下資本值 *港元*
1	60,200,000	45.2	27,200,000
2	61,800,000	45.2	27,900,000
3	61,800,000	45.2	27,900,000

該等選擇權之價值非常接近。然而，吾等採取保守態度，認為該物業之公開市值(經計及上述三項選擇權後)，於一九九九年八月三十一日現況下為60,200,000港元，其士發展集團應佔之資本值為45.2%，因此為27,200,000港元。

(2) 根據航華科貿中心有限公司(甲方)及Hoben Investment Corporation(乙方)於一九九九年九月二十九日訂立之北京市外銷商品房預售契約及其補充協議，乙方同意向甲方購買該物業。上述契約及補充協議之主要條件(其中包括)如下：

(i) 該物業 : 三個選擇權其中之一

(1) A1座11、12及13樓或
(2) A1座17、18及19樓或
(3) A2座17、18及19樓

全部位於航華科貿中心兩幢住宅大樓內

(ii) 總建築面績 : 4,638平方米

(iii) 代價 : 8,000,000美元(根據其士發展集團法律顧問之意見(參閱附註(4)(v))，Hoben Investment Corporation已清付代價之97.5%，即7,800,000美元。估值時，並無計算未清付之代價200,000美元，並假設該物業之所有代價已全數支付)。

(iv) 土地使用年期 : 為期70年(作住宅用途)

(3) 據其士發展集團通知，其士發展集團擁有該物業45.2%之權益。

(4) 其士發展集團有關中國法律之法律顧問認為(其中包括)：

(i) 航華科貿中心有限公司(下文稱為「航華」)依照中國法律正式註冊成為有效存在之獨立法人，及獲授權進行營業執照所規定之業務。

(ii) 由於已取得商品房預售許可證，航華已遵守所有預售手續要求，有權預售發展項目予本地及海外人士。

(iii) 航華科貿中心之用途為商業、辦公室及住宅用途，土地使用年期分別40年、50年及70年。

(iv) 上文附註(2)所述之北京市外銷商品房海外預售契約及其補充協議(下文合稱為「契約」)之內容均為合法。根據契約，該物業現作住宅用途，其土地使用年期由一九九六年二月八日或一九九六年八月八日起計，為期70年。

(v) Hoben Investment Corporation(以下統稱「Hoben」)已支付97.5%代價，為數7,800,000美元。

(vi) Hoben有權要求航華按照契約條款將該物業轉讓予Hoben，惟Hoben須辦理所需之法定手續。有關手續乃指支付契約之代價餘額及在有關之土地管理局登記契約。根據一九九九年十月八日Hoben致李吳林律師事務所之函件，Hoben已指示李吳林律師事務所辦理契約之登記事宜。倘辦理有關手續，則在完成契約之登記手續方面並無法律障礙。辦妥登記手續後，Hoben根據契約所擁有之權益會受中國法律保障。

(vii) Hoben有權

a) 將根據契約所佔該物業之權益轉讓予第三者；

b) 將根據契約所佔該物業之權益抵押；及

c) 在獲取房地產權後將該物業轉讓或租予第三者。

(viii) 於訂立上文(vii)所述之交易時，Hoben毋須補付任何額外地價。然而，Hoben應辦理所須之法定手續。

(5) 吾等倚賴上述法律意見並按下列假設編製吾等之估值：

(i) Hoben Investment Corporation擁有該物業之正式合法權，且有權連同餘下之土地使用權年期一併轉讓該物業，而毋須向政府補付地價或其他繁重費用。

(ii) 所有地價及其他配套公共設施之費用已悉數付清。

(iii) 該擬建項目之設計及建築均符合當地規劃法規，且已獲有關政府機關所規定之批准。

(iv) 該物業(不論按全部或分割業權基準)可售予當地及海外買家。

(6) 根據其士發展集團所提供之資料，有關之業權、主要批文及執照狀況如下：

預售契約	有
房地產權證	不適用
營業執照	不適用

第四類——其士發展集團於加拿大持作投資用途之物業權益

	物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
5.	14535-14583 Yonge Street, Aurora, Ontario (Parcels 1-1 and 2-1, Section M-51, Lots 1 and 2, Plan M51, Aurora Ontario)	該物業包括位於Yonge Street一幢單層及毗鄰一幢兩層高汽車買賣／維修大樓，Yonge Street為Aurora市之大道。該大樓約於一九九零年落成。 該大樓之總建築面積約為2,322.56平方米(25,000平方呎)，建於一幅面積約3.59畝之地塊上。 該物業以永久業權持有。	該物業租予一間關連公司，為期十年，由一九九零年六月一日起計至二零零零年五月三十一日止，月租為37,500加元，不包括所有開支。	18,200,000港元 (其士發展集團應佔100%之權益：18,200,000港元)

附註： (1) 該物業之業主為Macont Developments, Inc.。

(2) 該物業受一項即期債券規限。

6.	20 Nugget Avenue, Scarborough Ontario (Part Lot 22, Concession 3, Scarborough Parts 2-5 and 7-10, 64 R 1789 subject to TB 326948 Scarborough, Ontario)	該物業包括一幢位於Scarborough市McCowan Road及Nugget Avenue東南角之兩層高工業大廈。 該大廈之總樓面面積約為1,910.44平方米(20,564平方呎)，建於一幅面積約2.4畝之地塊上。 該物業以永久業權持有。	該物業現時空置。	4,300,000港元 (其士發展集團應佔100%權益：4,300,000港元)

附註： (1) 該物業之業主為Macont Developments, Inc.。

(2) 該物業受一項貸款所規限。

第五類——其士發展集團於加拿大持作日後發展之物業權益

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
7. North Side of Passmore Avenue, Part Lot 20, Scarborough, Ontario (Parcel 20-5, Section S9, Part Lot 20, Concession 5, Scarborough Part 1, Plan 66R 15775, together with ease over Part Block 1, 66M2251 Parts 1 and 2, 66R15903 as in C649877 and amended by C695749 subject to C649873 and amended by C695747 Scarborough, C695747 added to description by K. Massarotto, Ontario)	該物業包括一幅位於Scarborough市Passmore Avenue北面之空置用地。 該物業之用地面積約為5.2畝。 該物業以永久業權持有。	該物業現時空置。	3,900,000港元 (其士發展集團應佔100%權益：3,900,000港元)

*附註：*該物業之業主為Mocscarboro Developments Inc.。

物業	概況及年期	佔用詳情	於一九九九年八月三十一日現況下之資本值
8. Lots 3 and 4 Plan M-51, 5 and 7 Allaura Road, Aurora, Ontario (Parcels 3-1 and 4-1, Section M-51, Lots 3 and 4, Plan M-51, Aurora, Ontario)	該物業包括兩幅位於Aurora市Allaura Road之空置用地，該用地毗鄰為Yonge Street 14535-14583號。 該物業之用地面積約為2.17畝。 該物業以永久業權持有。	該物業其中一部份暫時作停車場之用。	2,900,000港元 (其士發展集團應佔100%權益：2,900,000港元)

附註：(1) 該物業之業主為Macont Developments Inc.。

(2) 該物業受一項即期債券規限。

以下為其士發展之核數師德勤•關黃陳方會計師行及新百利就本文件附錄一所載其士發展集團截至一九九九年七月三十一日止四個月之未經審核綜合業績向董事發出之函件全文。

Deloitte Touche Tohmatsu

德勤·關黃陳方會計師行

執業會計師
香港中環干諾道中111號
永安中心26樓

敬啟者：

吾等已審閱其士發展國際有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)截至一九九九年七月三十一日止四個月之未經審核綜合業績(「未經審核業績」)(貴公司之董事對此應負全責)。未經審核業績載於根據百慕達一九八一年公司法(經修訂)第99章進行藉協議計劃將　貴公司私有化之建議而將予刊發之通函(「通函」)內附錄一「截至一九九九年七月三十一日止四個月之未經審核綜合業績」一節。

吾等以適用於吾等之審閱工作之國際審核標準審閱未經審核業績，包括分析基本財務數據，評估是否貫徹使用會計政策，並向管理層作出查詢。吾等之審閱範圍較根據香港會計師公會發出之核數標準準則所進行之核數範圍為窄，因此，吾等並不就未經審核業績是否真實公平地反映　貴集團於一九九九年七月三十一日止四個月之業績及　貴集團截至該日期止期間之業績發表意見。

根據吾等之審閱：

- 就會計政策而言，截至一九九九年七月三十一日止四個月之未經審核業績之編製基準於所有重大方面與　貴集團通常採納之會計政策一致；及

- 據吾等所知悉，通函呈列之未經審核業績毋需作出任何重大修正。

此致

其士發展國際有限公司
新百利有限公司
列位董事　台照

德勤•關黃陳方會計師行
執業會計師
謹啟

一九九九年十月二十二日

新百利有限公司
香港
中環
康樂廣場8號
交易廣場一期
3108室

敬啟者：

吾等就其士發展國際有限公司(「貴公司」，連同其附屬公司統稱「貴集團」)於一九九九年十月二十二日致股東之通函(「通函」)所載　貴公司截至一九九九年七月三十一日止四個月之未經審核綜合業績(「未經審核業績」)提供意見。

吾等經已與　閣下磋商編製未經審核業績之基準，並已考慮德勤•關黃陳方會計師行就編製該報表所採用之會計政策及計算方法而於一九九九年十月二十二日致　閣下及吾等之函件。

根據編製未經審核業績所採用之會計政策及計算方法，以及德勤•關黃陳方會計師行所作之審閱，吾等認為未經審核業績(貴公司董事對此負上全責)乃以審慎客觀之方式編製。

此致

其士發展國際有限公司
香港
九龍
九龍灣
宏開道8號
其士商業中心22樓
列位董事　台照

代表
新百利有限公司
董事總經理
梁美嫻
謹啟

一九九九年十月二十二日

責任聲明

本文件所載有關其士發展集團之資料乃由董事提供。董事已批准本文件之刊發，並願就本文件所載之資料(有關其士國際集團之資料除外)之準確性共同及個別承擔全部責任，並在作出所有合理查詢後確認，就彼等所深知及確信，在本文件內所表達之意見乃經審慎及周詳之考慮後始行作出，而本文件亦無遺漏任何其他事實，致使本文件所載之任何聲明產生誤導。

本文件所載有關其士國際集團之資料乃由其士國際之董事提供。其士國際之董事已批准本文件之刊發，並願就本文件所載之資料(有關其士發展集團之資料除外)之準確性共同及個別承擔全部責任，並在作出所有合理查詢後確認，就彼等所深知及確信，在本文件內所表達之意見乃經審慎及周詳之考慮後始行作出，而本文件亦無遺漏任何其他事實，致使本文件所載之任何聲明產生誤導。

披露權益

(a) 於其士發展之權益

(i) 於最後實際可行日期，董事擁有以下之股份權益(定義見公開權益條例)：

	股份數目		
董事	**個人權益**	**公司權益**	**總數**
周亦卿	44,583,816	235,229,813*	279,813,629
郭海生	1,000,950	—	1,000,950
馮伯坤	316,000	—	316,000
馮和順	548,000	—	548,000
何宗樑	3,421,424	—	3,421,424
廖錫強	717,798	—	717,798
李和鑫	—	101,308,000**	101,308,000

* 周亦卿博士實益擁有其士國際股份543,571,227股，佔其士國際已發行股份約48.7%，而其士國際則實益持有235,229,813股股份。根據公開權益條例，周博士視為擁有該等股份之實益權益。而該等股份乃重複於其士國際之權益內，請參閱下段「主要股東」。

** 李和鑫先生實益擁有大唐超過三份之一的權益，而大唐擁有Public Assets超過三份之一的權益，Public Assets則實益持有101,308,000股股份，根據公開權益條例，李先生被視為擁有該等股份之實益權益。而該等股份乃重複於Public Assets及大唐之權益內，請參閱下段「主要股東」。

(ii) 除上文第(i)段所述者外，於最後實際可行日期，董事及其士國際概無擁有任何股份或涉及股份之認購股權之權益(定義見公開權益條例)。於一九九九年九月十八日前六個月起至最後實際可行日期止之期間，董事及其士國際概無以代價買賣任何股份或涉及股份之認購股權。

(iii) 於最後實際可行日期，其士發展及其附屬公司概無擁有任何股份之實益權益，而於一九九九年九月十八日前六個月起計至最後實際可行日期止期間，上述各方亦概無以代價買賣任何股份或涉及股份之認購股權。

(iv)　於最後實際可行日期，BNP百富勤、其最終控股公司、其任何附屬公司或同集團附屬公司概無擁有或控制任何其士發展之股權，而於一九九九年九月十八日前六個月起計至最後實際可行日期止期間，上述各方概無以代價買賣任何股份。

(v)　於最後實際可行日期，新百利、顏施甘百慕達律師行、德勤•關黃陳方會計師行、梁振英測量師行及簡福飴測量行概無擁有或控制任何其士發展之股權，而於一九九九年九月十八日前之六個月起計至最後實際可行日期止期間，上述各方亦概無以代價買賣任何股份。

(b)　**主要股東**

於最後實際可行日期，根據其士發展按照公開權益條例第16(1)條存置之登記冊所示及就董事所知，以下人士乃主要股東並擁有以下權益：

名稱	**股份數目**
其士國際	235,229,813
Public Assets	101,308,000*
大唐	101,308,000*

*　大唐擁有Public Assets超過三份一之權益，因此，按公開權益條例，彼等被視為擁有Public Assets所持有之101,308,000股股份之權益。Public Assets及大唐所持有的股份均指同一批股份。

Public Assets於一九九九年三月十八日（即公佈日期六個月前之日期）至最後實際可行日期止期間之股份買賣如下：

日期	出售股份數目	每股股份價格 港元
一九九九年五月十三日	1,080,000	0.81
一九九九年五月十四日	700,000	0.80
	320,000	0.81
一九九九年六月一日	1,000,000	0.81
	296,000	0.82
	1,304,000	0.83
	100,000	0.84
一九九九年六月二日	380,000	0.82
	200,000	0.83
	224,000	0.84
一九九九年六月四日	552,000	0.79
	1,476,000	0.80
	48,000	0.81
一九九九年六月七日	48,000	0.80
一九九九年六月十四日	1,000,000	0.79
	644,000	0.80
	1,680,000	0.81
	72,000	0.82
一九九九年六月十五日	820,000	0.79
	212,000	0.80
	60,000	0.81
一九九九年六月十六日	56,000	0.79
	472,000	0.80
一九九九年六月十七日	300,000	0.79
一九九九年六月二十一日	460,000	0.80
	1,096,000	0.81
一九九九年六月二十二日	3,004,000	0.79
	596,000	0.80
一九九九年六月二十三日	20,000	0.80
	896,000	0.81
	600,000	0.82
一九九九年六月二十四日	1,732,000	0.81
	160,000	0.82
一九九九年六月二十五日	484,000	0.79
	236,000	0.80
	548,000	0.81
	80,000	0.82
一九九九年六月二十八日	328,000	0.80
	800,000	0.81
一九九九年六月二十九日	500,000	0.80
	700,000	0.81
一九九九年六月三十日	420,000	0.80
	500,000	0.81
一九九九年七月二日	1,316,000	0.81
	304,000	0.82
	27,824,000	

(c) 聯營公司權益

(i) 於最後實際可行日期，董事在下列其士發展之聯繫公司擁有權益(定義見公開權益條例)如下：

(i) 股份

董事	聯繫公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	543,571,227	—	543,571,227
	其士科技	32,000,000	499,198,666*	531,198,666
	其士新加坡	4,375,000	80,000,000*	84,375,000
	其士建築	41,036,489	85,377,444*	126,413,933
郭海生	其士國際	491,083	—	491,083
	其士科技	5,000,000	—	5,000,000
	其士建築	1,326,437	—	1,326,437
馮伯坤	其士國際	433,984	—	433,984
	其士科技	7,600,000	—	7,600,000
	其士建築	77,000	—	77,000
馮和順	其士科技	300,000	—	300,000
	其士建築	295,600	—	295,600
梁基廣	其士國際	330,000	—	330,000
	其士科技	96,000	—	96,000
何宗樑	其士科技	1,696,000	—	1,696,000
	其士建築	917,202	—	917,202
廖錫強	其士國際	1,984,017	—	1,984,017
	其士建築	174,331	—	174,331

* 周亦卿博士已知會其士科技、其士新加坡及其士建築，由於周亦卿博士實益擁有其士國際股份543,571,227股，佔其士國際已發行股份合共約48.7%，根據公開權益條例，彼視作持有其士科技股份499,198,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。

(ii) 認購股權

董事	聯繫公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	一九九九年四月一日至最後實際可行日期已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
郭海生	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
馮伯坤	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	5,000,000	8,300,000
馮和順	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
	其士科技	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
梁基廣	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	800,000
何宗樑	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
廖錫強	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	800,000
謝廣文	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	800,000

(ii) 除上文第(i)段所述者外，於最後實際可行日期，董事概無擁有其士發展任何聯繫公司任何股份之權益(定義見公開權益條例)。於一九九九年九月十八日前六個月起至最後實際可行日期止期間，上述各方概無以代價買賣任何股份。

(iii) 於最後實際可行日期，BNP百富勤、其最終控股公司、其任何附屬公司或同集團附屬公司概無擁有或控制其士發展任何聯繫公司之股權，而於一九九九年九月十八日前六個月起計至最後實際可行日期止期間，上述各方概無以代價買賣任何股份。

(iv) 於最後實際可行日期，新百利、顏施甘百慕達律師行、德勤•關黃陳方會計師行、梁振英測量師行及簡福飴測量行概無擁有或控制其士發展任何聯繫公司之股權，而於一九九九年九月十八日前之六個月起計至最後實際可行日期止期間，上述各方亦概無以代價買賣任何股份。

(v) 於一九九九年九月十八日至最後實際可行日期止期間，其士發展概無以代價買賣任何其士國際股份。

(vi) 周亦卿博士及郭海生先生為其士國際、其士科技、其士建築及其士新加坡之董事。

(vii) 馮伯坤先生為其士國際、其士科技及其士新加坡之董事。

(viii) 馮和順先生為其士國際及其士科技之董事。

(ix) 何宗樑先生為其士新加坡之董事。

(d) 除其士國際與法國國家巴黎銀行香港分行於一九九九年九月十四日就(其中包括)向其士國際授出貸款融資以作為該建議所需資金之銀行融資函件(「融資函件」)外，各董事與任何其他人士之間或其士國際與任何董事或其他人士之間，概無任何以該建議之結果為附帶條件或涉及該建議之協議或安排。其士國際概無訂立任何董事擁有重大個人權益之重大合約。

(e) 董事與其士發展或其任何附屬公司或聯營公司之間概無任何有效期逾12個月或於一九九九年九月十八日(該公佈刊發日期)前六個月內訂立或修訂之服務合約。

(f) 於最後實際可行日期，任何人士與其士國際或與其士國際行動一致之任何人士之間概無任何收購守則第22條附註8所述類別之安排。

下文所載者為其士國際及例外人士於一九九九年三月十八日(該公佈刊發當日六個月前之日期)至最後實際可行日期止期間進行之股份交易。

其士集團僱員公積金計劃

日期	**購入股份數目**	**每股購入價** *港元*
一九九九年三月二十六日	20,000	0.80
一九九九年四月八日	48,000	0.79
	68,000	

除上文所披露者外，於一九九九年三月十八日至最後實際可行日期止期間，其士國際及例外人士概無以代價買賣任何股份。

市價

(a) 股份在聯交所買賣。下表顯示股份於：(i)一九九九年九月十八日(該公佈刊發日期)前六個曆月每月之最後交易日；(ii)一九九九年九月十日，即該公佈刊發日期及股份

在聯交所停牌日期前之最後整個交易日；及(iii)最後實際可行日期之收市價：

日期	收市價 *港元*
一九九九年	
三月三十一日	0.78
四月三十日	0.81
五月三十一日	0.81
六月三十日	0.81
七月三十日	0.83
八月三十一日	0.70
九月十日	0.85
最後實際可行日期	0.87

(b) 股份於一九九九年三月十八日(該公佈刊發日期前六個月之日期)至最後實際可行日期止期間之最高及最低收市價分別為一九九九年七月十二日之0.92港元及一九九九年八月十一日、十二日、十六日、二十三日、二十五日及二十七日之0.68港元。

(c) 下表載列股份於緊接一九九九年九月十八日(該公佈刊發日期)前十二個月期間每個月在聯交所之最高及最低收市價：

月份	最高收市價及日期 *港元*	最低收市價及日期 *港元*
一九九八年		
九月	2.20 (九月八日及十四日)	2.00 (九月一日至七日)
十月	2.025 (十月五日)	1.65 (十月三十日)
十一月	1.78 (十一月十八日及二十四日)	1.63 (十一月五日及六日)
十二月	2.125 (十二月三十日及三十一日)	1.66 (十二月八日至十六日)
一九九九年		
一月	2.05 (一月四日)	0.79 (一月二十五日)
二月	0.80 (二月一日至四日及二十四日)	0.77 (二月八日、十九日及二十五日)
三月	0.79 (三月一日至三日及九日)	0.76 (三月十六日至十八日)
四月	0.84 (四月二十八日)	0.77 (四月一日)
五月	0.85 (五月六日)	0.77 (五月二十一日)
六月	0.83 (六月一日)	0.78 (六月十日)
七月	0.92 (七月十二日)	0.82 (七月二日)
八月	0.88 (八月二日)	0.68 (八月十一日、十二日、十六日、二十三日、二十五日及二十七日)

購回股份及發行股份

(a) 於本文件刊發日期前十二個月之期間內，其士發展並未購回任何股份。

(b) 於截至一九九九年九月十八日止兩年度之期間及於一九九九年九月十八日至最後實際可行日期止期間，其士發展發行合共106,162,085股股份，惟並未因應行使根據其士發展認購股權計劃授出之認購股權而發行任何股份。股份發行事項之詳情在下表概述：

發行日期	已發行股份之數目	每股認購／發行價 港元
一九九七年十月三十一日	101,800,000#	2.658
一九九七年十一月三日	85,116*	2.83
一九九八年二月十八日	4,276,969*	2.0435
	106,162,085	

該等股份乃根據於一九九七年八月十二日與(其中包括)大唐及李和鑫先生訂立之買賣協議中之代價股份發行。

* *該等股份乃根據其士發展之以股代息計劃發行。*

重大合約

於一九九九年九月十八日前兩年及一九九九年九月十八日至最後實際可行日期止期間內，其士發展或其附屬公司概無訂立任何重大合約(非因其士發展或其附屬公司經營或建議經營之日常業務所需而成立者)。

訴訟

其士發展或其任何附屬公司概無牽涉任何重大訴訟或仲裁，而據董事所知，其士發展或其任何附屬公司亦無任何尚未完結或對他人構成威脅或本身蒙受威脅之重大訴訟或索償要求。

專業顧問之資格

提供意見或建議以載於本文件之專業顧問之資格如下：

名稱	資格
新百利	根據香港法例第三三三章證券條例註冊之投資顧問及交易商
簡福飴測量行	物業估值師
梁振英測量師行	物業估值師
德勤•關黃陳方會計師行	執業會計師

同意書

BNP百富勤、新百利、顏施甘百慕達律師行、德勤•關黃陳方會計師行、梁振英測量師行及簡福飴測量行已就本文件之刊載發出同意書，同意以本文件之形式及涵義轉載彼等之報告及／或函件及／或引述彼等之名稱，且迄今並無撤回彼等之同意書。

其他事項

(a) 其士國際之註冊辦事處設於Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda，而其主要營業地點則設於香港九龍九龍灣宏開道8號其士商業中心22樓。

(b) 例外人士之地址為香港九龍九龍灣宏開道8號其士商業中心22樓。

(c) BNP百富勤之註冊辦事處設於香港皇后大道中16-18號新世界大廈23樓。

(d) 該建議之開支將由以下各方承擔：

  (i) 倘該計劃生效，由其士發展及其士國際就本身所涉及者承擔；或

  (ii) 倘該計劃未能生效，由其士國際承擔。

(e) 各董事概無因失去在其士發展集團任何成員公司之職位而獲得任何利益作為賠償或因應該建議而獲得任何利益(法定賠償除外)。

(f) 於最後實際可行日期，其士國際與任何其他人士之間概無任何有關根據該建議轉讓之計劃股份實益權益之協議、安排或諒解。

(g) 本文件及代表委任表格之中、英文本如有任何歧義，概以英文本為準。

(h) 如上市規則及收購守則所規定，有關該建議之所有公佈(以聯交所及執行理事已確認並無任何評註者為限)，均須分別在最少一份主要英文報章及最少一份主要中文報章刊發，而該等報章須為每日在香港出版及發行。

備查文件

以下文件之副本由即日起至生效日期止期間任何週日(公眾假期除外)之正常辦公時間內，在香港中環遮打道16-20號歷山大廈20樓齊伯禮律師行之辦事處可供查閱：

(a) 其士發展之公司組織章程大綱及細則；

(b) 獨立董事委員會函件，其全文載於本文件第10頁；

(c) 新百利之意見書，其全文載於本文件第11至21頁；

(d) 簡福飴測量行函件及估值證書，其全文載於本文件附錄二；

(e) 梁振英測量師行函件及估值證書，其全文載於本文件附錄二；

(f) 其士發展集團截至一九九九年三月三十一日止兩個財政年度每年之年報；

(g) 信心保證書，其全文載於本文件附錄三；

(h) 本附錄所述之融資函件；及

(i) 本附錄所述之同意書。

百慕達最高法院

民事司法管轄權

一九九九年第三一六號案

有關

其士發展國際有限公司

及

一九八一年公司法第九十九條事項

其士國際集團有限公司

與

計劃股份(定義見本協議計劃)持有人

訂立之

協議計劃

緒言

(A) 在本協議計劃內，除與主旨或文義不符者外，下列詞語具有如下涵義。

「本公司」指其士發展國際有限公司，一家於百慕達註冊成立之公司；

「公司法」指百慕達一九八一年公司法(經修訂)；

「控權股東」指其士國際集團有限公司；

「法院」指百慕達最高法院；

「生效日期」指本計劃根據本計劃第7條生效之日；

「例外人士」指控權股東、周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生(以上各位為本公司及控權股東之董事)、譚國榮先生(控權股東之董事)、何宗樑先生、廖錫強先生(本公司董事)及其士集團僱員公積金計劃；

「最後實際可行日期」指一九九九年十月十九日，即載有本計劃並於一九九九年十月二十二日致(其中包括)股份持有人之文件付印前之最後實際可行日期；

「記錄日期」指一九九九年十二月九日或向股東宣佈之其他日期；

「登記冊」指本公司之股東登記冊；

「本計劃」指按現時形式或經法院批准或指定予以修訂或增訂或附加條件之本協議計劃；

「計劃股份」指於記錄日期已發行惟非由控權股東實益擁有之股份；

「計劃股東」指控權股東以外之股份登記持有人；

「股份」指本公司股本中每股面值0.10港元之股份；

「港元」指港元。

(B) 本公司於一九九一年九月十二日根據公司法於百慕達註冊成立，法定股本為90,000,000港元，分為900,000,000股股份。於最後實際可行日期，法定股本為90,000,000港元，分為900,000,000股股份，其中615,964,987股股份已發行及繳足或入賬列作繳足，而列於股份溢價賬之款額為555,733,000港元。

(C) 於最後實際可行日期，控權股東及例外人士(何宗樑先生及廖錫強先生除外，彼等之股份權益於下文(H)段披露)實益擁有合共284,569,584股繳足計劃股份，詳情如下：

名稱	股份數目
其士國際集團有限公司	235,229,813
周亦卿	44,583,816
郭海生	1,000,950
馮伯坤	316,000
馮和順	548,000
譚國榮	691,005
其士集團僱員公積金計劃	2,200,000

每位例外人士已作出承諾，就彼等擁有實益權益之股份而言，彼等將仍然持有該等股份之實益權益，直至本計劃生效、撤銷或作廢為止。

(D) 於生效日期，所有於記錄日期已發行之計劃股份將予註銷及取消。

(E) 作為註銷及取消每股計劃股份之代價，計劃股份之所有持有人將有權就所持之每股計劃股份收取現金0.94港元。

(F) 實益擁有股份之控權股東已同意委派律師出席批准本計劃之申請聆訊，向法院承諾受其約束，並簽署及作出及促使簽署及作出一切需要或必須之文件、行動及事宜，藉以使本計劃生效。

(G) 本計劃之主要目的為，使計劃股份之持有人就彼等所持之每股計劃股份收取現金0.94港元，作為註銷及取消計劃股份之代價，以及使本公司由控權股東全資擁有。

(H) 根據香港公司收購及合併守則，何宗樑先生及廖錫強先生分別持有3,421,424股及717,798股計劃股份，故視作與控權股東行動一致之各方。彼等已承諾不會在法院為考慮及酌情批准(無論有否修訂)本計劃而召開之會議上以名下股份投票。

本計劃

第一部份——註銷及取消計劃股份

1. (a) 於生效日期，本公司已發行股本將藉註銷及取消計劃股份而被削減。

   (b) 本公司將上文第(a)段所述削減股本後在賬冊上產生之進賬撥入本公司賬冊內之儲備賬。

第二部份——註銷計劃股份之代價

2. 作為根據本計劃第1(a)段進行之註銷計劃股份之代價，控權股東將向於記錄日期下午四時(香港時間)名列登記冊內之每位計劃股東，按每股計劃股份支付0.94港元現金。

第三部份——一般事項

3. 由生效日期開始，所有代表計劃股份之證書將不再為有效之所有權文件或證明，其每位持有人在本公司要求時須向本公司交回其現時持有之證書。

4. (a) 於生效日期後不遲於十日內，控權股東須送交或安排送交計劃股東(於記錄日期下午四時(香港時間)名列登記冊者)有關應付該計劃股東金額之支票。

   (b) 除非以書面向本公司在香港之股份過戶登記分處標準證券登記有限公司(香港干諾道中111號永安中心5樓)作出指示，所有該等支票須以預付郵資信封以下述方式郵遞((倘適用)則以空郵)予該名計劃股東：

      (i) 倘為每名唯一計劃股東，郵寄至記錄日期下午四時(香港時間)該名計劃股東載列於登記冊之登記地址；或

      (ii) 倘為聯名計劃股東，郵寄至記錄日期下午四時(香港時間)該名就有關聯名持有股份名列登記冊首位的計劃股東之註冊地址。

   (c) 所有支票須根據本計劃第4(b)段之規定按信封上收件人名稱之人士或指定人士為抬頭人，而任何該等支票之兑現將被視為完全解除控權股東就該等支票所代表之金額而須作出的付款責任。

   (d) 所有支票須寄予收件人及其他有權獲得支票之人士，郵誤風險概由彼等承擔；控權股東及本公司無須負責傳送方面所引致之任何虧損或延誤。

(e) 於根據本計劃第4(b)段寄發支票後六個曆月之日或以後，控權股東有權註銷或取消任何當時並未兑現或已退回未兑現之支票，並須將該等支票之所有款項存放在本公司挑選之香港持牌銀行並以本公司名義開設之存款賬戶內。本公司須持有該等款項直至由生效日期起計第六年止，並須於該日根據本計劃第2段從應付總金額中支付款項予該等令本公司確信彼等為有權獲得上述付款的有關人士，惟本計劃第4(b)段所述由彼等為抬頭人之支票並未兑現。本公司根據本計劃之付款須包括各自人士根據本計劃第2段有權獲得之總金額應計之任何利息，並按當時存放款項之持牌銀行不時之年息率計算，(如適用) 惟須扣除利息税或任何預扣税或其他税項或根據法律所規定之任何其他扣除項目。本公司須行使其絕對酌情權，決定是否確信任何人士有權獲得支票，而本公司用以證明任何指定人士有權或無權獲得支票 (視情況而定) 之證書須為最終決定之依據，並對索償有關款項之利息之所有人士具有約束力。

(f) 於生效日期起六年屆滿時，控權股東將解除任何根據本計劃作出付款之責任，而本公司須於其後將本計劃第4(e)段所述之存款賬戶內當時之進賬總金額餘款 (如有) 轉撥予控權股東，當中包括應計利息，(如適用) 惟須扣除利息税或任何預扣税或其他税項或根據法律所規定之任何其他扣除項目或須扣除任何支出。

(g) 本第4段之前文各分段須符合法例所施加之任何限制或條件方才生效。

5. 由生效日期起，有關轉讓或持有任何數目之計劃股份並於記錄日期有效之轉讓文據及股票將在各方面不再具有轉讓文據或股份股票之效力，而在本公司提出要求時，持有該等股份之每名計劃股東必須將有關現有股權之股票送呈本公司。

6. 就計劃股份而向本公司作出並於生效日期之香港營業時間開始時有效之一切授權或其他指示 (包括選擇以股代息支付股息) 將不再具有有效授權或指示之效力。

7. 當法院根據公司法第99條認可本計劃之指令之官式副本，經百慕達公司註冊處正式註冊存案後，本計劃即告生效。

8. 除非本計劃於二零零零年一月三十一日或法院應本公司之申請或控權股東可允許之較後日期 (如有) 或該日之前生效，否則本計劃將告作廢。

9. 本公司及控權股東可共同代表全部有關人士表示同意法院就本計劃認為適當而批准或指定之任何修訂、增訂或附加之條件。

10. 本公司就計劃產生之開支和費用將由下列人士承擔：

(i) 倘本計劃生效後，由本公司及控權股東承擔彼等各自相關之部份；或

(ii) 倘本計劃未能生效，由控權股東承擔。

一九九九年十月二十二日

百慕達最高法院

民事司法管轄權

一九九九年第三一六號案

有關

其士發展國際有限公司

及一九八一年公司法第九十九條事項

會議通告

茲通告百慕達最高法院已於一九九九年九月三十日就上述事項發出指令，指定召開計劃股東（定義見下文所述之協議計劃）之會議，藉以考慮並酌情批准由其士發展國際有限公司（「本公司」）與計劃股東訂立一項協議計劃之建議（不論有否修訂）。該會議訂於一九九九年十一月十七日星期三上午十時十五分假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行，敬請全體計劃股東依時出席為荷。

一份載有上述協議計劃及根據上述法例第100條規定而提供之說明文件之刊印綜合文件（「計劃文件」）連同一張粉紅色代表委任表格，已寄發予每名登記地址列於本公司股東名冊之計劃股東。任何有權出席上述大會之人士可於上述大會指定舉行之日前之任何一日（星期六下午、星期日或法定假期除外），於正常辦公時間內在下列地點索取上述文件之額外副本連同粉紅色代表委任表格：

(i) 本公司於百慕達之註冊辦事處，地址為Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda；

(ii) 本公司於香港之股份過戶登記分處辦事處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓；及

(iii) 本公司之香港律師齊伯禮律師行，地址為香港遮打道16-20號歷山大廈20樓；

並於本公司之主要營業辦事處展示，地址為香港九龍九龍灣宏開道8號其士商業中心22樓。

計劃股東可親自於上述會議上投票，亦可委派他人代表出席及投票，受委代表無須為本公司股東。

如為聯名持有人，則凡排名前列之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人之投票概不獲接受。排名先後乃根據本公司股東名冊內有關聯名股權之排名次序而定。

代表委任表格最遲須於上述會議指定舉行時間48小時前送達上文所載本公司之股份過戶登記分處；倘代表委任表格未能依時送達，則可在上述會議上即席交予主席。

根據上述指令，法院已委任本公司之獨立非執行董事陸增鏞先生(如其未克出席)或本公司之獨立非執行董事梁定邦先生(如其亦未克出席)或本公司之執行董事郭海生先生擔任上述會議主席，並指示主席須向法院呈報該會議結果。

上述協議計劃須於其後經法院另行批准及隨附計劃文件之説明文件所載該建議之附帶條件達成後始能生效。

一九九九年十月二十二日

顏施甘百慕達律師行
Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
其士發展國際有限公司之律師

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司
(於百慕達註冊成立之有限公司)

茲通告其士發展國際有限公司(「本公司」)訂於一九九九年十一月十七日星期三上午十時三十分(或緊隨奉百慕達最高法院之指令於同一地點及同一日召開之法院會議(定義見下文所述之協議計劃)結束或休會後)假座香港九龍九龍灣宏開道8號其士商業中心22樓舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「**動議**：

(a) 批准本公司與計劃股份持有人(定義見本計劃)於一九九九年十月二十二日訂立之協議計劃(「本計劃」)，其形式已提呈本大會之印本，而該印本經大會主席簽署以資識別，惟仍須作出百慕達最高法院所批准或指定之任何修訂或增訂或附帶之條件；

(b) 為使本計劃得以生效，於生效日期(定義見本計劃)：

(i) 註銷計劃股份，藉以削減本公司之已發行股本；及

(ii) 本公司將上述第(i)分段所述削減股本後在賬冊上產生之進賬撥入本公司賬冊內之儲備賬；及

(c) 授權本公司之董事作出彼等認為有關實施本計劃所必需或適宜之行動及事宜，其中包括(但不限於)同意對本計劃作出百慕達最高法院認為適當施加之任何修訂或增訂。」

承董事會命
其士發展國際有限公司
秘書
簡嘉翰

一九九九年十月二十二日

香港主要辦事處：
香港
九龍
九龍灣
宏開道8號
其士商業中心
22樓

附註：

(i) 凡有權出席股東特別大會及投票之股東，均有權委任一名或以上之獨立代表代其出席，並於投票表決時投票。受委代表無須為本公司之股東。

(ii) 隨附股東特別大會適用之白色代表委任表格。

(iii) 股東特別大會適用之白色代表委任表格連同授權其簽署之授權書或其它授權文件（或經由公證人證明之該等授權書或授權文件副本）必須在股東特別大會之指定舉行時間48小時前交回本公司在香港之股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東填妥及交回白色代表委任表格後，屆時仍可親自出席大會及於會上投票。倘股東出席大會，其代表委任表格將被視作已遭撤回。

(iv) 就股份之聯名持有人而言，任何一位持有人均可於股東特別大會上就該股份親自或委派代表投票，猶如彼為唯一有權投票者，惟如有一位以上該等聯名持有人出席或委派代表出席大會，則只有在本公司股東名冊內排名首位之上述其中一位出席之持有人方可就該等股份享有投票權。

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

其士發展國際有限公司

(Incorporated in Bermuda with limited liability)

FORM OF PROXY
FOR THE SPECIAL GENERAL MEETING

I/We[1] ____

of ____

being the registered holder(s) of [2] ______________ shares of HK$0.10 each in the capital of CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED ("the Company"), hereby appoint the chairman of the Meeting or, failing him [3] ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at 10:30 a.m. on Wednesday, 17th November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong and at any adjournment thereof on the undermentioned resolution as indicated and if no such indication is given as my/our proxy thinks fit:

RESOLUTION	FOR [4]	AGAINST [4]
To approve the Scheme, the cancellation of the Scheme Shares (both as defined in the scheme document of the Company dated 22nd October, 1999) and the reduction in the issued share capital of the Company		

Signature:______________________ Date:______________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the chairman of the Meeting is preferred, strike out the words "the chairman of the Meeting or, failing him" herein inserted and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **Any alteration made to this form of proxy should be initialled by the person who signs it.**

(4) **Please indicate with a "✓" in the relevant box how you wish the proxy to vote on your behalf.** If this form of proxy is returned without any indication, you will be deemed to have authorised your proxy to vote or abstain from voting as he thinks fit.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on that behalf.

(6) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

(7) To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be completed and deposited at the Company's branch share registrars in Hong Kong, **Standard Registrars Limited**, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting. Delivery of this form of proxy will not preclude you from attending and voting in person at the Meeting and in such event, this form of proxy will be deemed to be revoked.

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司

(於百慕達註冊成立之有限公司)

股東特別大會
代表委任表格

本人／吾等[1] ____________________

地址為 ____________________

為**其士發展國際有限公司**(「本公司」)股本中每股面值0.10港元之股份 共[2] __________ 股之登記持有人，茲委任主席或如其未克出席，則委任[3] ____________________

地址為 ____________________

為本人／吾等之代表，代表本人／吾等出席本公司於一九九九年十一月十七日星期三上午十時三十分假座香港九龍九龍灣宏開道八號其士商業中心22樓舉行之股東特別大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

決議案	贊成[4]	反對[4]
批准該計劃及註銷計劃股份(兩者之定義見本公司於一九九九年十月二十二日刊發之計劃文件)及削減本公司之已發行股本		

簽署：____________________ 日期：____________________

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以 閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與 閣下名義登記之所有本公司股本中之股份有關。

(3) 如欲委任大會主席以外之代表，請將「大會主席或如其未克出席，則委任」字樣刪去，另在空欄內填上受委代表之名字及其地址。受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。**代表委任表格上之每項更改，均須由簽署人簡簽示可。**

(4) **請在有關空格內填上「✓」號，以指示 閣下之代表應如何代表 閣下投票。**倘交回之代表委任表格並無任何上述指示，則 閣下將被視為授權 閣下之代表酌情自行投票或放棄投票。

(5) 本代表委任表格須由 閣下或 閣下以書面授權之代表簽署；如委任人為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(6) 如屬聯名持有人，排名較前之持有人投票(不論親自或委派代表)後，其他聯名持有人再無權投票。就此而言，排名先後乃按本公司股東名冊內之排名次序而定。

(7) 代表委任表格連同簽署人之授權書或其他授權文件(如有)，或經公證人簽署之有關副本，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處**標準證券登記有限公司**，地址為香港中環干諾道中111號永安中心5樓。 閣下交回本代表委任表格後，屆時仍可親身出席大會及在會上投票，在此情況下，本代表委任表格將視作已遭撤回。

CHEVALIER

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED

其士發展國際有限公司

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the meeting (or at any adjournment thereof) convened by the direction of the Supreme Court of Bermuda (the "Meeting") of the holders of shares of HK$0.10 each in the capital of Chevalier Development International Limited other than those of such shares in which Chevalier International Holdings Limited is beneficially interested (defined as "Scheme Shares").

IN THE SUPREME COURT OF BERMUDA, CIVIL JURISDICTION, 1999: NO. 316

In the matter of CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED and in the matter of section 99 of the Companies Act 1981 of Bermuda.

I/We[1] ____

of ____

being the registered holder(s) of [2] ____

Scheme Shares, HEREBY APPOINT the chairman of the Meeting, or[3] ____

of ____

____

as my/our proxy to act for me/us at the Meeting convened by the direction of the Supreme Court of Bermuda (or at any adjournment thereof) of the holders of Scheme Shares to be held at 10:15 a.m. on Wednesday, the 17th day of November, 1999 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed between Chevalier Development International Limited and holders of the Scheme Shares (the "Scheme") and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) for the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

For the Scheme[4]	Against the Scheme[4]
____________________	____________________

Dated this ____________________ day of ____________________ 1999.

Signature [5] ____

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Scheme Shares to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Scheme Shares registered in your name(s).
3. If any proxy other than the chairman of the Meeting is preferred, strike out the words "the chairman of the Meeting, or" herein inserted and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, INDICATE WITH A "✓" IN THE BOX MARKED "For the Scheme". IF YOU WISH TO VOTE AGAINST THE SCHEME, INDICATE WITH A "✓" IN THE BOX MARKED "Against the Scheme".** Failure to indicate with a "✓" in either box will entitle your proxy to cast your vote or to abstain to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised on that behalf.
6. In the case of joint holders of a Scheme Share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company.
7. You are requested to lodge this form of proxy, and the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), with the branch share registrars of the Company in Hong Kong, **Standard Registrars Limited**, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting, but if this form of proxy is not so lodged it may be handed to the chairman of the Meeting at the Meeting. Delivery of this form of proxy will not preclude you from attending and voting in person at the Meeting and in such event, this form of proxy will be deemed to be revoked.

CHEVALIER DEVELOPMENT INTERNATIONAL LIMITED
其士發展國際有限公司

(於百慕達註冊成立之有限公司)

奉百慕達高等法院指令就其士發展國際有限公司股本中每股面值0.10港元股份(不包括其士國際集團有限公司擁有實益權益之股份)(「計劃股份」)之持有人召開之會議(或其任何續會)(「會議」)適用之代表委任表格。

百慕達最高法院民事司法管轄權一九九九年第316號案

有關其士發展國際有限公司及百慕達一九八一年公司法第99條事項

本人/吾等[1] ____________________

地址為 ____________________

為計劃股份共 ____________________ 股[2]

之登記持有人，茲委任會議主席或[3] ____________________

地址為 ____________________

為本人/吾等之代表，代表本人/吾等在奉百慕達高等法院指令將於一九九九年十一月十七日星期三上午十時十五分假座香港九龍九龍灣宏開道8號其士商業中心22樓召開之會議(或其任何續會)上行事，以考慮及酌情批准(無論有否修訂)其士發展國際有限公司與計劃股份建議訂立之協議計劃(「該計劃」)，及在會議(或其任何續會)上代表本人/吾等以本人/吾等名義按以下指示就該計劃投票，倘無作出指示，則由本人/吾等酌情投票。

贊成該計劃[4]	反對該計劃[4]
____________________	____________________

日期：一九九九年__________月__________日

簽署[5]：____________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上以 閣下名義登記並與受委代表有關之股份數目。如未有填上股份數目，則本代表委任表格將被視為與以 閣下名義登記之所有計劃股份有關。
3. 如擬委任會議主席以外之人士為代表，請刪去「會議主席或」之字樣，並在空欄上填上欲委派之代表之姓名及地址。受委代表無須為本公司股東，惟須親身出席會議以代表 閣下。本代表委任表格之每項更正，均須由簽署人簡簽示可。
4. 重要指示：如 閣下擬投票贊成該計劃，請在「贊成該計劃」欄內加上「✓」號；如 閣下擬投票反對該計劃，則請在「反對該計劃」欄內加上「✓」號。如未有在有關欄內加上「✓」號， 閣下之代表有權酌情投票或棄權投票。 閣下之代表並有權就非載於會議通告惟循正式途徑提呈之任何決議案酌情投票。
5. 本代表委任表格須由 閣下或 閣下以書面正式授權之代表簽署；如股東為公司，則須加蓋公司印鑑或由高級職員或獲正式授權之代表親筆簽署。
6. 如屬計劃股份之聯名持有人，排名於首之持有人投票(親身或以代表)後，其他聯名持有人概不得投票。就此而言，排名先後乃按股東名冊內之排名次序而定。
7. 敬請 閣下將代表委任表格連同簽署人之授權書或其他授權文件(如有)，或經公證人簽署證明之有關副本，於會議指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。倘本代表委任表格未能按以上規定交回，可在會議上交予會議主席。 閣下交回本代表委任表格後，屆時仍可親身出席會議及在會上投票，在此情況下，本代表委任表格將視作已遭撤回。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E.(Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

6th October, 1999

03 MAY 19 AM 21

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 1999

PARTICULARS OF THE FINAL DIVIDEND

It was approved by the shareholders of the Company at the Annual General Meeting held on Thursday, 23rd September, 1999 that a final dividend of HK$0.03 per share for the year ended 31st March, 1999 will be paid to shareholders whose names appear on the Register of Members of the Company on Thursday, 23rd September, 1999 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.03 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or

(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the final dividend; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.585 per Share of the Company for the five consecutive trading days from Friday, 17th September, 1999 to Thursday, 23rd September, 1999 less a discount of five per cent and which was fixed at HK$0.5558 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholding held on Thursday, 23rd September, 1999 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Thursday, 23rd September, 1999 for which share election is made} \times \frac{\text{HK\$0.03}}{\text{HK\$0.5558}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 1999. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Wednesday, 27th October, 1999. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holder.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Form of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Tuesday, 2nd November, 1999.

GENERAL

Whether or not it is to your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the final dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本函件任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示不會就因本函件全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E.(Hon.), J.P.

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至一九九九年三月三十一日止年度之
末期股息以股代息計劃

末期股息詳情

本公司股東於一九九九年九月二十三日星期四之股東週年大會上，通過派發截至一九九九年三月三十一日止年度之末期股息每股港幣0.03元予於一九九九年九月二十三日星期四(「記錄日期」)名列股東名冊上之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股(「新股」)以替代該現金股息(「以股代息計劃」)。本公司已於一九九九年九月十七日星期五至一九九九年九月二十三日星期四(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之股份(「股份」)收取現金股息每股港幣0.03元；或

(乙) 獲配發按面值繳足之新股，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該末期股息；或

(丙) 部份現金及部份新股。

依據以股代息計劃配發予股東之新股數目乃參照由一九九九年九月十七日星期五至一九九九年九月二十三日星期四止五個連續交易日之每股平均收市價每股港幣0.585元計算，經百份之五折讓後，每股市值港幣0.5558元。因此，股東按以股代息計劃而就其於一九九九年九月二十三日星期四持有股份可收取之新股數目之計算方式如下：

$$\text{應獲配發新股數目} = \text{於一九九九年九月二十三日星期四所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.03元}}{\text{港幣0.5558元}}$$

即將發行之新股將在各方面均與現已發行股份享有同等權益，惟不得享有截至一九九九年三月三十一日止之末期股息。每位股東所獲配發之新股數目將被向下調整至最接近之整數，而零碎新股將不會發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本函件附上一份選擇表格，以供股東就末期股息選擇全部收取新股或選擇部份收取新股及部份收取現金，或固定選擇長期收取股份代替一切現金股息。

有意收取新股替代全部或部份現金末期股息之股東，應依照選擇表格上指示填寫及簽署，並於一九九九年十月二十七日星期三下午四時前將填妥之表格送抵香港中環干諾道中111號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部末期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股之股息時，毋須再寄發選擇表格之股東，則應填寫簽署選擇表格背面之通告。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股替代全部末期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股，請填寫選擇表格內之丁欄。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取本年度之末期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股股票及／或股息支票將約於一九九九年十一月二日星期二寄予各應得之股東，如有郵誤，概由收件人承擔責任。

一般事項

就此項末期股息選擇全部收取新股或全部收取現金，或選擇部份收取新股及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九九年十月六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

27th August, 1999

03 MAY 19 AM 7:21

To the shareholders

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.25 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution"). The Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:45 a.m. ("the 1999 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions proposed.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) Dealing restrictions

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant share certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 1999 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 24th August, 1999, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 1,115,833,107 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 1999 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 111,583,310 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 1999, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 1999 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 1999 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr. CHOW Yei Ching beneficially held 543,571,227 Shares in aggregate representing approximately 48.71 per cent of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. To the best knowledge and belief of the Directors of the Company, Dr. Chow is the only person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholding of Dr. Chow in the Company would increase to approximately 54.13 per cent of the issued share capital of the Company. The Directors of the Company consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	**Lowest** *HK$*
August 1998	0.640	0.520
September 1998	0.620	0.450
October 1998	0.620	0.460
November 1998	0.700	0.560
December 1998	0.700	0.510
January 1999	0.600	0.480
February 1999	0.530	0.480
March 1999	0.530	0.480
April 1999	0.760	0.485
May 1999	0.840	0.640
June 1999	0.730	0.670
July 1999	0.780	0.670

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 1999 ANNUAL GENERAL MEETING

The form of proxy for use at the 1999 Annual General Meeting is enclosed in the Annual Report 1998/99 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 1999 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Repurchase Proposal is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolution to be proposed at the 1999 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任可方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

購回本公司股份
一般授權

緒言

董事會欲尋求股東批准授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司（「聯交所」）購回本公司股本中每股面值港幣0.25元之股份（「股份」），最多可達於決議案授權購回之日期已發行股本百份之十（「普通決議案」）。有關一般授權之建議將於一九九九年九月二十三日星期四上午十時四十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會（「一九九九年度股東週年大會」）上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則（「上市規則」）之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准(不論以一般授權或有關某項交易之持定批准之方式)。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意在聯交所向關連人士購回其本身之股份，而關連人士(按上市規則之定義)亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，公司不得在聯交所購回其股份(除特別情況外)。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五(或少於聯交所規定之百份率)，則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份(不論是在聯交所或以其他方式進行)之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份(不論是在聯交所或以其他方式進行)後之三十日內不得進行或宣佈發行新股份(公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之證券則除外)。

(f) **呈報規定**

所有股份購回事宜(不論是在聯交所或以其他方式進行)之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，說明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法（已修定），本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

一九九九年度股東週年大會上將予提呈之第（六）項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百份之十）（「購回建議」）。

本公司將予購回之股份均為繳足股份。於一九九九年八月二十四日（本文年付印前之最後實際可行日期（「最後實際可行日期」）），本公司共有已發行股份為1,115,833,107股。因此，在一九九九年度股東週年大會上提呈之第（六）項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達111,583,310股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況（較諸本公司截至一九九九年三月三十一日止年度經審核帳項所披露之情況）將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況（較諸本公司最近期公佈之經審核帳項所披露之情況）受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法（已修定）所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第（六）項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於一九九九年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於一九九九年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則（「收購守則」）而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，周亦卿博士實益持有本公司股份543,571,227股，約相等於本公司已發行股本百份之四十八點七一，並控制超過三份之一本公司的投票權。本公司董事會就其所知並相信，周博士為唯一實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通決議案授予之購回股份全部權力，(如現有持股情況保持不變下) 周博士所持有本公司股權將約增加至本公司已發行股本百份之五十四點一三。董事會認為此項股權增加將會導致必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任可影響。

市價

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九八年八月	0.640	0.520
一九九八年九月	0.620	0.450
一九九八年十月	0.620	0.460
一九九八年十一月	0.700	0.560
一九九八年十二月	0.700	0.510
一九九九年一月	0.600	0.480
一九九九年二月	0.530	0.480
一九九九年三月	0.530	0.480
一九九九年四月	0.760	0.485
一九九九年五月	0.840	0.640
一九九九年六月	0.730	0.670
一九九九年七月	0.780	0.670

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

一九九九年度股東週年大會

本文件連同本公司一九九八／九九年度年報寄予各股東，並隨附一九九九年度股東週年大會之代表委任表格。無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，閣下仍可出席一九九九年度股東週年大會，並於會上投票。

推薦意見

董事會認為購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於一九九九年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九九年八月二十七日

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

99 MAY 19 AM 7:21

Financial Adviser to the Independent Board Committee

Somerley Limited

A notice of the special general meeting of Chevalier International Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Monday, 7th June, 1999 at 10:00 a.m. is set out on page 17 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

21st May, 1999

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the reorganisation agreement dated 7th May, 1999 between the Company and Pioneer Ford pursuant to which Pioneer Ford will acquire the entire economic and equity interest in Golden Forum
"Board"	the board of Directors
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Agreement
"Consideration"	HK$105,672,000 payable by Pioneer Ford to the Company pursuant to the Agreement
"Directors"	the directors of the Company
"Golden Forum"	Golden Forum Limited, a company incorporated in Hong Kong with limited liability and a 51 per cent. owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the board of Directors, comprising Messrs. Iain Leonard DALE, CHENG Ming Fun, Paul and WONG Wang Fat, Andrew
"Independent Shareholders"	Shareholders other than Pioneer Ford and its associates
"Latest Practicable Date"	19th May, 1999, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Pioneer Ford"	Pioneer Ford Development Limited, a company incorporated in Hong Kong with limited liability and which is interested in 49 per cent. of the issued share capital of Golden Forum
"Project"	the Shau Kei Wan Private Sector Participation Scheme Project, a housing development project granted by the Hong Kong Government
"Property"	the parcel of land at Aldrich Bay Reclamation known as Shau Kei Wan Inland Lot No. 839, Hong Kong

"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.25 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Somerley"	Somerley Limited, a registered investment adviser and an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Special General Meeting"	the special general meeting of the Company to be held on Monday, 7th June, 1999 at 10:00 a.m. to consider the Agreement, the notice of which is set out on page 17 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors:
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E., J.P.

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Place of Business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

21st May, 1999

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

INTRODUCTION

It was announced on 7th May, 1999 that the Company entered into the Agreement with Pioneer Ford for the capital reorganisation of Golden Forum, a 51 per cent. owned subsidiary of the Company, Pioneer Ford at present holds the remaining 49 per cent. of Golden Forum. Upon Completion, Pioneer Ford will hold the entire economic and equity interest in Golden Forum. The Company will receive HK$105,672,000 as Consideration under the Agreement.

As Pioneer Ford is interested in 49 per cent. of the existing issued share capital of Golden Forum, the Agreement constitutes a connected transaction for the Company under the Listing Rules and is subject to approval by the Independent Shareholders at the Special General Meeting.

The Independent Board Committee comprising Messrs. Iain Leonard DALE, CHENG Ming Fun, Paul and WONG Wang Fat, Andrew has been appointed to consider whether or not the terms of the Agreement are fair and reasonable and in the interests of the Shareholders. Somerley has been appointed as independent financial adviser

to the Independent Board Committee for the purpose of advising the Independent Board Committee as to the fairness and reasonableness of the Agreement and as to whether it is in the interests of the Shareholders.

The purpose of this circular is to give you further information regarding, inter alia, the Agreement, to set out the recommendation of the Independent Board Committee to the Independent Shareholders as regards the Agreement based on the advice of Somerley as set out in this circular and to give you notice of the Special General Meeting at which an ordinary resolution will be proposed to approve the Agreement.

THE AGREEMENT

Parties:

(1) The Company, which is interested in 510,000 shares, or 51 per cent., of the existing issued share capital of Golden Forum.

(2) Pioneer Ford, a subsidiary of Chow Tai Fook Enterprises Limited, which is interested in 490,000 shares, or 49 per cent., of the existing issued share capital of Golden Forum. Save for its interest in Golden Forum, Pioneer Ford is otherwise an independent third party not connected with the chief executive, directors, or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules.

The reorganisation

Pursuant to the Agreement, Pioneer Ford has agreed to subscribe, by itself and/or its nominee, 10 shares of Golden Forum at HK$1 per share in cash. The aforesaid 10 shares and the 490,000 shares already held by Pioneer Ford in Golden Forum will be designated ordinary shares of HK$1 each of Golden Forum. The 510,000 shares in Golden Forum held by the Company will be converted into non-voting deferred shares. Upon Completion, Pioneer Ford will hold the entire economic and equity interests in Golden Forum. The issued share capital of Golden Forum as at 28th February, 1999 was HK$1,000,000.

Golden Forum is a joint venture formed in Hong Kong on 4th August, 1998 by the Company and Pioneer Ford for the purpose of the development of the Property known as the Shau Kei Wan Private Sector Participation Scheme Project. The Project involves the development of 10 residential blocks, a commercial complex, 1 kindergarten and 679 parking spaces on the Property with a site area of approximately 252,000 sq. ft.. Works on the Project commenced in August 1998 and the Project is expected to be completed by early 2001. The principal asset of Golden Forum is the Property which was valued at HK$1,530,000,000 as at 27th February, 1999 by Knight Frank, an independent professional valuer. A copy of the letter and valuation certificate received from Knight Frank is set out in Appendix I to this circular. The estimated total development cost in relation to the Project is HK$3,400,000,000 (including land premium of HK$1,099,000,000), of which approximately HK$1,326,000,000 has been invested into the Project by Golden Forum as at 28th February, 1999. Upon Completion, the Company will be released from all the development obligations under the Project.

Consideration

In consideration of the Company acting as required under the Agreement, Pioneer Ford will at Completion pay to the Company the sum of HK$105,672,000.

The Consideration was arrived at after arm's length negotiation between the parties and was determined with reference to the proforma unaudited net asset value of Golden Forum of HK$205,034,846 as at 28th February, 1999, taking into account the value of the Property at HK$1,530,000,000 as at 27th February, 1999. For the period from 11th June, 1997 (date of incorporation) to 31st March, 1998, Golden Forum recorded an audited loss of HK$12,226. For the 11 months ended 28th February, 1999, the unaudited loss of Golden Forum was HK$4,955. Such losses were mainly related to administration expenses incurred during the relevant periods. As at 28th February, 1999, Golden Forum had a shareholder's loan from Pioneer Ford in the amount of approximately HK$1,116,000,000, a loan from an independent third party in the amount of approximately HK$109,000,000 and other liabilities of approximately HK$100,000,000. The total amount of HK$1,326,000,000 invested by Golden Forum into the Project as at 28th February, 1999 was financed by the aforesaid loans/liabilities and the issued share capital of HK$1,000,000.

Since the Company has not appointed the majority of the board of directors of Golden Forum, the accounts of Golden Forum are not consolidated as a subsidiary company into the group accounts of the Company. Such treatment is in accordance with Statement No. 7 of the Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

Conditions

Completion is conditional upon, among other things, the passing by the Independent Shareholders in a general meeting of a resolution approving the Agreement and the execution of the transaction contemplated thereunder.

Completion

Completion shall take place within two business days after the Agreement has become unconditional or such other time as may be agreed by the parties.

REASONS FOR THE AGREEMENT

The principal activity of the Company is investment holding while its subsidiaries are engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; sales and servicing of computer and office equipment and telecommunication system.

The Group has been actively participating in the Private Sector Participation Scheme development projects in the past 15 years. The Project was secured by the Company in 1998 and is targeted to be completed in early 2001. The return from investment in the Project will, therefore, not be realised by the Group until 2001 should the Company hold on to the Project until completion. The Directors consider that the disposal under the Agreement provides the Company with the opportunity to realise its investment in, and capture a gain of approximately HK$87,000,000 from, the Project at an early stage of the development with no risk and no further funding obligations. The total cost of investment (including legal and consultancy expenses, finance cost and capital contribution) made by the Company in relation to Golden Forum as at 28th February, 1999 was approximately HK$18,000,000. The gain from disposal will be recorded in the accounts of the Company for the year ending 31st March, 2000. The Directors consider that the terms of the Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. It is expected that the net proceeds of approximately HK$104,000,000 from the disposal will be used as to 30 per cent. for reduction of bank loans and as to 70 per cent. for general working capital purposes.

SPECIAL GENERAL MEETING

Set out on page 17 of this circular is a notice convening the Special General Meeting to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Monday, 7th June, 1999 at 10:00 a.m. at which an ordinary resolution will be proposed to approve the Agreement.

At present, Pioneer Ford has no shareholding in the Company. In any event, Pioneer Ford and its associates will abstain from voting at the Special General Meeting convened to approve the Agreement.

You will find enclosed a form of proxy for use at the Special General Meeting. Whether or not you intend to attend the meeting, you are requested to complete and return the accompanying form of proxy to the Company's principal place of business at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting should you so desire.

OPINION OF THE INDEPENDENT BOARD COMMITTEE

Having considered the opinion of Somerley as set out in its letter, the Independent Board Committee considers that the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the Agreement is in the interests of the Company and the Shareholders as a whole. Your attention is drawn to the respective letters from the Independent Board Committee and Somerley set out on page 7 and pages 8 to 10 of this circular respectively.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information on the Group set out in Appendix II to this circular.

Yours faithfully,
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

21st May, 1999

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular (the "Circular") dated 21st May, 1999 issued by the Company of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless specified otherwise.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Agreement. Somerley has been appointed as the independent financial adviser to advise us in this respect. We wish to draw your attention to the letter from the Board as set out on pages 3 to 6 and the letter of advice from Somerley as set out on pages 8 to 10.

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the Agreement to be fair and reasonable so far as the Independent Shareholders are concerned and that the Agreement is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Agreement.

Yours faithfully,
Iain Leonard DALE
CHENG Ming Fun, Paul
WONG Wang Fat, Andrew
Independent Board Committee

The following is the text of a letter from Somerley in connection with the Agreement which has been prepared for the purpose of inclusion in this circular:

Σ

Somerley Limited
Suite 3108
One Exchange Square
8 Connaught Place
Central
Hong Kong

21st May, 1999

To the Independent Board Committee

Dear Sirs,

CONNECTED TRANSACTION

We refer to our appointment to advise the Independent Board Committee on the terms of the Agreement, details of which are set out in the letter from the Board contained in the circular of the Company dated 21st May, 1999 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context of this letter otherwise requires.

Golden Forum is at present a 51 per cent. owned subsidiary of the Company. Pursuant to the Agreement, the Company will effectively transfer all its economic and equity interest in Golden Forum to Pioneer Ford upon Completion. As Pioneer Ford is at present interested in 49 per cent. of Golden Forum, the Agreement constitutes a connected transaction of the Company under the Listing Rules and is therefore subject to the approval of the Shareholders who are independent from Pioneer Ford and its associates.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company. We have assumed that all information given to us by the Directors or staff of the Company or referred to in this letter is true in all material respects as at the date of this letter and will continue to be true in all material respects as at the date of the Special General Meeting to consider the Agreement.

We have sought and received confirmation from the Directors that no material factors have been omitted from the information supplied and opinions expressed and we have relied on such information and confirmation. We consider that we have received and have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in this letter. We have no reason to believe that any material information has been withheld. We have not, however, conducted an independent investigation into the affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

(i) Background to the Agreement

As explained in the letter from the Board, the Project is expected to be completed in early 2001 at a cost of approximately HK$3.4 billion. The Directors consider that the Agreement provides an attractive opportunity for the Company to realise a gain on the Project at an early stage of the development with no risk and no further funding obligations. Given that the Company will realise a gain of approximately HK$87 million from the disposal under the Agreement, we concur with the Directors' rationale for entering into the Agreement.

(ii) Independent professional valuation

The Directors have instructed Knight Frank, independent professional valuers, to prepare a valuation of the Property which is set out in Appendix I. The capital value for the Property in its existing state as at 27th February, 1999 was HK$1,530,000,000.

We have discussed with Knight Frank the bases and methodology of their valuation. The valuation has been carried out by the residual method of valuation by which the value of a development when completed is estimated and various costs to complete are deducted, including construction, interest and fees. The value of the Project at completion is based on a Government guarantee for the residential portion, which forms approximately 98 per cent. of the gross floor area on completion. We consider this is an appropriate method to use for valuing the Property in the context of the Agreement.

(iii) Accounts of Golden Forum

Under the Agreement, the interest being disposed of is not the Property directly but a 51 per cent. interest in Golden Forum, the holding company of the Property. Golden Forum relied heavily on loans from Pioneer Ford to pay the land premium of HK$1,099,000,000 on the Property and will need to raise substantial construction finance to complete the Project. As at 28th February, 1999, Golden Forum had a shareholder's loan from Pioneer Ford in the amount of approximately HK$1,116,000,000, a loan from an independent third party in the amount of approximately HK$109,000,000 and other liabilities of approximately HK$100,000,000. The unaudited net asset value of Golden Forum as at 28th February, 1999 was approximately HK$983,000. On the basis of the aforesaid net asset value and the valuation of the Property, the proforma unaudited net asset of Golden Forum (adjusted to take into account the valuation of the Property) is HK$205,034,846, of which a 51 per cent. interest represents HK$104,567,771.

(iv) Consideration

The Consideration of HK$105,672,000 was arrived at after arm's length negotiation between the parties and was determined with reference to the proforma unaudited net asset value of Golden Forum of HK$205,034,846. The Consideration represents a premium of approximately 1.06 per cent. (or HK$1,104,229) over the proforma unaudited net asset value of Golden Forum attributable to the Company. As Golden Forum is a property holding company, we consider that the above basis for determining the Consideration is fair. The Directors have stated that the net proceeds of approximately HK$104,000,000 from the Agreement will be used for reduction of bank loans and for general working capital purposes.

(v) **Effects on net tangible assets**

The audited consolidated net tangible asset value of the Group as at 31st March, 1998 was approximately HK$1,747 million. The Consideration effectively reflects the current market value of the Company's interest in the Property. The disposal under the Agreement is at a premium to book net asset value (being the Company's total investment cost in Golden Forum before valuation) and so will benefit book net assets. The proforma net tangible asset value of the Group upon Completion will increase by approximately HK$87 million to approximately HK$1,834 million. We consider that the improvement in the net tangible asset value of the Group will be in the interests of the Shareholders.

(vi) **Effects on earnings**

There will be a surplus on disposal of approximately HK$87 million over book value. It is expected that the profit on disposal will be accounted for as an exceptional item in the results of the Company for the year ending 31st March, 2000. We consider that the positive effect of the Agreement on the earnings of the Group for the year ending 31st March, 2000 is in the interests of the Company and the Shareholders.

CONCLUSION AND RECOMMENDATION

The Project is a relatively large and long term project for the Company, taking into account the expected total development cost of the Project and the audited consolidated net tangible asset value of the Group. Construction of the Project only commenced in August 1998 and is expected to be completed in early 2001. The proposed effective disposal under the Agreement will, in our opinion, allow the Group to realise a significant profit of HK$87 million when compared to its total investment cost to-date of HK$18 million, without undertaking further risks or having to take on substantial financial commitments. The terms of the Agreement have been negotiated at arm's length by parties knowledgeable of the property market and the Project in particular. The Consideration receivable by the Company will benefit both the profits and net assets of the Group. On this basis, we consider the terms of the Agreement are fair and reasonable and the proposed disposal is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution at the Special General Meeting to approve the Agreement.

Yours faithfully,
For and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Managing Director

The following is the text of a letter with valuation certificate prepared by Knight Frank in connection with their valuation as at 27th February, 1999 of the Property for the purpose of incorporation in this circular:

Knight Frank
簡福飴測量行
32nd Floor, AIA Tower
183 Electric Road
North Point
Hong Kong

The Directors
Chevalier International Holdings Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

21st May, 1999

Dear Sirs,

Re: A Private Sector Participation Scheme Development at Shau Kei Wan Inland Lot No. 839, Aldrich Bay Reclamation, Hong Kong (the "property")

In accordance with your instructions for us to value the property in which Chevalier International Holdings Limited (the "Company") has interest, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the property interest as at 27th February, 1999.

Our valuation of the property interest is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the owner sells the property interest on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which could serve to increase the value of the property interest.

The property which is held under development by the Company has been valued on the basis that the property will be developed and completed in accordance with the Company's latest development proposal provided to us. We have assumed that approvals for the proposal have been obtained.

In arriving at our opinion as to the open market value of the property, we have made reference to the sales proceeds which could be obtained when the residential portion of the property is completed and acquired by the government. In respect of the non-residential portion of the property, we have made reference to the sale transactions of similar premises in the locality. In the valuation, we have also made allowance on the outstanding construction costs, finance costs, professional fees and such other expenses which are necessary for the completion of the project.

The "Capital value when completed" represents our opinion of the aggregate selling prices of the development assuming that it were completed and available for sale at the date of valuation.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us on such matters as statutory notices, easements, town planning provisions, tenure, development proposal, construction costs, development programme, site and floor plans, site and floor areas and all other relevant matters.

We have not been provided with copies of the title documents relating to the property but have caused searches to be made at the Land Registry. However, we have not searched the original documents to verify ownership or to ascertain the existence of any amendments which may not appear on the copies handed to us. All documents and leases have been used for reference only and all dimensions, measurements and areas are approximate. No on-site measurement has been taken.

We have not carried out investigations on site to determine the suitability of the ground conditions, and the services etc. for the future development. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interest nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We enclose herewith our valuation certificate.

Yours faithfully,
for and on behalf of
KNIGHT FRANK
C. K. LAU
AHKIS ARICS RPS(GP)
Director

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 27th February, 1999
A Private Sector Participation Scheme Development at Shau Kei Wan Inland Lot No. 839, Aldrich Bay Reclamation, Hong Kong. Shau Kei Wan Inland Lot No. 839.	The property comprises a rectangular site with a registered site area of approximately 23,414 sq.m. (252,026 sq.ft.) on which a Private Sector Participation Scheme development is being constructed. The proposed development will accommodate ten residential blocks of 21 to 34 storeys providing 2,972 units with retail, carparking and recreational facilities. Upon completion, the gross floor areas of the property (excluding carparking spaces) will be approximately as follows: Residential 175,320 sq.m. (1,887,127 sq.ft.) Retail 2,800 sq.m. (30,139 sq.ft.) Kindergarten 555 sq.m. (5,974 sq.ft.) Total 178,675 sq.m. (1,923,240 sq.ft.) In addition, 679 carparking spaces (including 62 motorcycle spaces) and loading and unloading spaces will be provided within the proposed development. The property is held under Conditions of Sale No. 12525 for a term of 50 years commencing from 13th August, 1998. The Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property per annum.	The property is currently under construction and is scheduled to be completed in early 2001.	HK$1,530,000,000

Notes:

(1) The registered owner of the property is Golden Forum Limited.

(2) As advised by the Company, the estimated total construction costs expended up to 27th February, 1999 was approximately HK$165,000,000 and the outstanding construction costs to complete the development was approximately HK$1,246,000,000. We have taken into account such costs in our valuation.

(3) The "Capital value when completed" of the proposed development as at 27th February, 1999 was approximately HK$3,405,000,000.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capitals of the Company or its associated corporations (within the meaning of the SDI Ordinance) which require notification to the Company and the Stock Exchange pursuant to Section 28 of that Ordinance (including interests which any such Director is deemed or taken to have under Section 31 of or Part I of the Schedule to that Ordinance) or which are required to be entered into the register maintained by the Company under Section 29 of the SDI Ordinance or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company

(i) Shares

	Number of Shares		
Directors	**Personal interests**	**Family interests**	**Total**
CHOW Yei Ching	543,571,227*	–	543,571,227
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	433,984	–	433,984
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	803,483	154,374	957,857
Iain Leonard DALE	42,016	–	42,016

* *Dr. Chow Yei Ching beneficially owned 543,571,227 Shares, representing approximately 48.74 per cent. of the issued share capital of the Company. These Shares were duplicated in the paragraph "Substantial Shareholder" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per Share to be paid upon exercise of options	Number of Shares to be issued upon exercise of the options
			HK$	*HK$*	
CHOW Yei Ching	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	18,000,000
KUOK Hoi Sang	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	10,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	8,000,000
FUNG Wo Shun	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	2,200,000
KAN Ka Hon	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	2,200,000
WONG Kie Ngok, Alexander	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	1,200,000
TAM Kwok Wing	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	1,700,000

(b) Interests in associated corporations

(i) Shares

Directors	Associated corporations	Number of shares: Personal interests	Corporate interests	Family interests	Total
CHOW Yei Ching	Chevalier Development International Limited ("CDIL")	44,583,816	235,229,813*	–	279,813,629
	Chevalier (OA) International Limited ("COAI")	32,000,000	497,754,666*	–	529,754,666
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	–	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,377,444*	–	126,413,933
KUOK Hoi Sang	CDIL	1,000,950	–	–	1,000,950
	COAI	5,000,000	–	–	5,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CDIL	316,000	–	–	316,000
	COAI	2,600,000	–	–	2,600,000
	CCHL	77,000	–	–	77,000
FUNG Wo Shun	CDIL	548,000	–	–	548,000
	COAI	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	COAI	100,000	–	–	100,000
TAM Kwok Wing	CDIL	691,005	–	–	691,005
	COAI	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CDIL, COAI, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 497,754,666 shares in COAI, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. CHOW beneficially owned 543,571,227 Shares, representing approximately 48.74 per cent. of the issued share capital of the Company.*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares to be issued upon exercise of the options
				HK$	*HK$*	
CHOW Yei Ching	COAI	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	14,000,000
	CCHL	4/2/1998	3/9/1998 – 2/9/2001	1	0.3248	4,400,000
KUOK Hoi Sang	COAI	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	11,300,000
	CCHL	4/2/1998	3/9/1998 – 2/9/2001	1	0.3248	4,000,000
FUNG Pak Kwan	COAI	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	13,300,000
FUNG Wo Shun	COAI	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	2,300,000
KAN Ka Hon	COAI	4/2/1998	4/9/1998 – 3/9/2001	1	0.3376	2,300,000

Save as referred to above, none of the Directors had any beneficial or non-beneficial interests in the share capital of the Company, or any of its associated corporations, as at the Latest Practicable Date which require notification to the Company and the Stock Exchange pursuant to Section 28 of SDI Ordinance (including interests which any such Director is deemed or taken to have under Section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required to be entered into the register maintained by the Company under Section 29 of the SDI Ordinance or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, according to the register maintained pursuant to Section 16(1) of the SDI Ordinance, the following shareholder was interested in 10 per cent. or more of the Company's issued share capital:

Name	Number of Shares
CHOW Yei Ching	543,571,227

Save as disclosed herein and other than the interests of certain Directors and companies controlled by them as set out above, it is not known to the Directors that there is any person who, as at the Latest Practicable Date, was directly or indirectly interested in 10 per cent. or more of the issued share capital of the Company or in any interests which was required to be recorded under Section 16(1) of the SDI Ordinance.

4. EXPERTS

Somerley is a registered investment adviser and an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong). Knight Frank is a professional valuer.

Each of Somerley and Knight Frank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and valuation certificate (as the case may be) and references to its name in the form and context in which they respectively appear.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which does not expire or is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st March, 1998, the date to which the latest published audited financial statements of the Group were made up.

(b) Save as disclosed herein and in the annual report of the Company for the year ended 31st March, 1998, there is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(c) Neither Somerley nor Knight Frank has any shareholding, directly or indirectly, in the Company or in any of its subsidiaries or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any securities in the Company or in any of its subsidiaries.

(d) Save as disclosed herein, none of Somerley, Knight Frank and the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, the Company or any of its subsidiaries since 31st March, 1998, the date to which the latest published audited financial statements of the Group were made up.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong from the date of this circular up to and including 7th June, 1999:

(a) the Memorandum of Association and Bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31st March, 1998;

(c) the letter from Somerley, the text of which is set out on pages 8 to 10 of this circular;

(d) the letter and valuation certificate from Knight Frank, the texts of which are set out in Appendix I; and

(e) the consent letters of Somerley and Knight Frank referred to under the section headed "Experts" above.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Chevalier International Holdings Limited (the "Company") will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Monday, 7th June, 1999 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"THAT the Agreement (as defined in the circular dated 21st May, 1999) entered into on 7th May, 1999, between the Company and Pioneer Ford Development Limited relating to the capital reorganisation of Golden Forum Limited, a copy of which is produced to the Meeting marked "A" and initialled by the Chairman of the Meeting for the purpose of identification, be and is hereby confirmed and approved."

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

21st May, 1999

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Notes:

1. A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not be a member of the Company.

2. A form of proxy for the meeting convened by this notice is enclosed. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company in Hong Kong (the address of which is given above) not later than 48 hours before the time for holding the meeting.

重要提示

閣下如對本通函之任何內容**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之其士國際集團有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

關連交易

獨立董事委員會之財務顧問

新百利有限公司

其士國際集團有限公司將於一九九九年六月七日星期一上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，大會通告載錄於本通函第十七頁。無論 閣下出席該大會與否，謹請 閣下將隨附之代表委任表格根據其上印備之指示盡早填妥交回，惟無論如何須於大會指定舉行時間四十八小時前交回隨附之代表委任表格。

一九九九年五月二十一日

目　錄

釋義

在本通函中，除文義另有所指外，下列詞語之涵義如下：

「該協議」	指	本公司與嘉裕於一九九九年五月七日訂立之重組協議。據此，嘉裕將購入金冕之全部經濟及股份權益
「董事會」	指	本公司之董事會
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	該協議之完成
「代價」	指	嘉裕根據該協議向本公司支付港幣一億零五百六十七萬二千元
「董事」	指	本公司之董事
「金冕」	指	金冕有限公司，於香港註冊成立之有限公司，亦為本公司擁有百份之五十一權益之附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員由Iain Leonard DALE先生、鄭明訓先生及黃宏發先生組成
「獨立股東」	指	除卻嘉裕及其聯繫人士以外之股東
「最後可行日期」	指	一九九九年五月十九日，即本通函付印前為查證本通函內所引述若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「嘉裕」	指	嘉裕發展有限公司，於香港註冊成立之有限公司，擁有金冕已發行股本百份之四十九權益
「該項目」	指	筲箕灣私人機構參建居屋計劃項目，一個由香港政府批出之房屋發展項目
「該物業」	指	位於香港愛秩序灣填海區之一幅土地，名為筲箕灣內地段839號

「公開權益條例」	指	香港法例第396章之證券(公開權益)條例
「股份」	指	本公司每股面值港幣0.25元之股份
「股東」	指	股份持有人
「新百利」	指	新百利有限公司，根據香港法例第333章之證券條例之註冊投資顧問及獲豁免交易商
「股東特別大會」	指	本公司為考慮該協議而將於一九九九年六月七日星期一上午十時正舉行之股東特別大會，大會通告載於本通函第十七頁
「聯交所」	指	香港聯合交易所有限公司
「港幣」	指	香港幣值

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事：
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事：
Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E., J.P.

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點：
香港
九龍灣宏開道八號
其士商業中心
二十二樓

敬啟者：

關連交易

緒言

於一九九九年五月七日，本公司公佈與嘉裕訂立有關金冕(一間由本公司擁有百份之五十一權益之附屬公司，餘下百份之四十九權益現時由嘉裕持有)之股本重組之該協議。在完成後，嘉裕將持有金冕之全部經濟及股份權益。本公司將根據該協議收取港幣一億零五百六十七萬二千元之代價。

由於嘉裕擁有金冕現已發行股本百份之四十九權益，根據上市規則之規定，該協議構成本公司之一項關連交易，須待獨立股東在股東特別大會上批准後，方可作實。

一個包括Iain Leonard DALE先生、鄭明訓先生及黃宏發先生之獨立董事委員會已經成立，並考慮該協議之條款是否公平及合理並符合股東之利益。新百利亦獲委任為獨立董事委員會之獨立財務顧問，就該協議是否公平及合理並符合股東之利益一事向獨立董事委員會提供意見。

本通函旨在向　閣下提供有關該協議之進一步資料、其中包括載列獨立董事委員會根據新百利之意見書(如本通函所載)就該協議向獨立股東提供之推薦意見，亦向　閣下發出召開股東特別大會之通告，在大會上將會提呈一項批准該協議之普通決議案。

該協議

立約雙方：

(1) 本公司持有金冕五十一萬股股份，佔其現已發行股本百份之五十一權益。

(2) 周大福企業有限公司之附屬公司嘉裕持有金冕四十九萬股股份，佔其現已發行股本百份之四十九權益。除於金冕之權益外，嘉裕則為獨立第三者，與本公司或其任何附屬公司之行政總裁、董事或主要股東或其各自之聯繫人士(見上市規則之定義)概無任何關連。

重組

根據該協議，嘉裕及／或其代理人同意以每股港幣一元之價格認購金冕股份十股後，再加上其持有之金冕股份四十九萬股，將成為金冕每股港幣一元之普通股股份。而由本公司持有之金冕股份五十一萬股，將轉為無投票權遞延股份。在完成後，嘉裕將擁有金冕全部經濟及股份權益。截至一九九九年二月二十八日，金冕之已發行股本為港幣一百萬元。

金冕為本公司及嘉裕於一九九八年八月四日於香港合資成立的公司，主要為物業發展。該物業名為筲箕灣私人機構參建居屋計劃項目。該項目包括興建十座住宅樓宇、一個商場、一間幼稚園及六百七十九個停車位，該物業之地盤面積約為二十五萬二千平方呎。該項目之工程於一九九八年八月展開，並預期於二零零一年年初竣工。該物業為金冕之主要資產，經簡福飴測量行於一九九九年二月二十七日獨立專業估值，估值價格為港幣十五億三千萬元。本通函附錄一載有簡福飴測量行發出之有關估值函件及估值證書。有關該項目之預計總發展成本為港幣三十四億元(包括地價港幣十億九千九百萬元)，其中約港幣十三億二千六百萬元已於一九九九年二月二十八日由金冕投入該項目。完成後，本公司將獲解除所有根據該項目在發展上的責任。

代價

根據該協議，嘉裕將會在完成後，支付港幣一億零五百六十七萬二千元予本公司。

該代價乃由雙方經過公平磋商，並參考金晃截至一九九九年二月二十八日，在計入該物業於一九九九年二月二十七日之估值港幣十五億三千萬元後之備考未經審核資產淨值港幣二億五百零三萬四千八百四十六元後議定。由一九九七年六月十一日(成立日期)至一九九八年三月三十一日，金晃錄得經審核之虧損為港幣一萬二千二百二十六元。截至一九九九年二月二十八日止十一個月內，金晃未經審核之虧損為港幣四千九百五十五元。全部虧損主要是在有關期間所產生的行政開支。截至一九九九年二月二十八日，金晃由嘉裕提供的股東貸款約為港幣十一億一千六百萬元，另由獨立第三者貸出之款項約為港幣一億零九百萬元。其他負債約為港幣一億元。於一九九九年二月二十八日，金晃投資於該項目之總額港幣十三億二千六百萬元乃以上述之貸款／負債及已發行股本港幣一百萬元提供資金。

根據香港會計師公會所頒佈之會計準則第七則，由於本公司並無在金晃之董事會內委任大部份董事，所以金晃之帳項並未以附屬公司之身份綜合於本公司之帳目內。

條件

完成須待獨立股東在股東大會上通過決議案批准該協議及將有關交易付諸實行後，方可作實。

完成

待該協議成為無條件後，或由雙方同意之特定時間的兩個工作天內，該協議便告完成。

訂立該協議的理由

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，貿易，投資控股，物業發展及投資，銷售電腦及辦公室設備及電訊系統和維修服務。

本集團在過往十五年來一直均有積極參與私人機構參建居屋計劃。該項目由本公司於一九九八年投得，預期將於二零零一年初完成。因此，倘本公司繼續持有該項目直至完成為止，則本集團在二零零一年之前，將不能把投資於該項目之回報變現。各董事認為根據該協議之出售將能提供機會，將本公司於該項目之投資變現，並在無風險及無須投入額外資金之情況下，在該項目發展初期獲得約港幣八千七百萬元的收益。截至一九九九年二月二十八日，本公司與金晃有關的總投資成本(包括法律及顧問費用、融資成本及投入資金)約為港幣一千八百萬元。因出售而帶來之收益將錄於本公司截至二零零零年三月三十一日止年度內之帳目內。董事會認為該協議之條款為公平及合理，並符合本公司及股東之整體利益。預期因出售所帶來之淨收益約為港幣一億零四百萬元，其中百份之三十將用作償還銀行貸款，另百份之七十將作一般營運資金用途。

股東特別大會

本公司將於一九九九年六月七日星期一上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，在會上將會提呈一項批准該協議之普通決議案。大會通告載於本通函第十七頁內。

嘉裕現時並無持有本公司之任何股權。無論如何，嘉裕及其聯繫人士不會在本公司為批准該協議而召開之股東特別大會上投票。

隨本通函附奉在股東特別大會上適用之代表委任表格。無論　閣下出席該大會與否，謹請　閣下將代表委任表格根據其上印備之指示盡早填妥交回，並須於大會指定舉行時間四十八小時前將代表委任表格交回本公司之主要營業地點，地址為香港九龍灣宏開道八號其士商業中心二十二樓。填妥及交回代表委任表格並不會影響　閣下出席股東特別大會及在大會上投票。

獨立董事委員會之意見

經考慮新百利之意見書內容後，獨立董事委員會認為該協議之條款對獨立股東公平及合理，而該協議亦符合本公司及股東之整體利益。務請　閣下留意本通函第七頁及第八至十頁分別由獨立董事委員會及新百利發出之函件。

其他資料

務請　閣下留意本通函附錄二所載有關本集團其他資料。

此致

列位股東　台照

承董事會命
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

一九九九年五月二十一日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
(於百慕達註冊成立之有限公司)

敬啟者：

關連交易

本函件乃有關本公司於一九九九年五月二十一日刊發之通函(「該通函」)，本函件亦為該通函之一部份。除文義另有所指外，本函件所採用之詞語與該通函所採用之詞語具有相同涵義。

組成獨立董事委員會之目的乃旨在就該協議向獨立股東提供意見。新百利已獲委聘為獨立財務顧問，就此向吾等提供意見。務請留意第三至六頁所載之董事會函件及第八至十頁所載之新百利意見書。

獨立董事委員會經考慮新百利之意見後，認為該協議之條款對獨立股東乃公平及合理，而該協議亦符合本公司及股東之整體利益。因此，吾等推薦獨立股東應在股東特別大會上投票贊成為批准該協議而提呈之普通決議案。

此致

列位獨立股東 台照

代表
獨立董事委員會
Iain Leonard DALE
鄭明訓
黃宏發
謹啟

一九九九年五月二十一日

以下乃新百利為收錄於本通函而發出有關該協議之函件全文：

新百利有限公司
香港
中環
康樂廣場8號
交易廣場第一期
3108室

敬啟者：

關 連 交 易

吾等獲委聘就該協議之條款向獨立董事委員會提供意見。該協議之條款詳載於 貴公司在一九九九年五月二十一日刊發之通函（「通函」）其中之董事會函件內，而本函件亦為通函之一部份。除文義別有所指外，本函件所採用之詞語與通函所採用之詞語具有相同涵義。

金冕現時乃一間由 貴公司擁有百份之五十一權益之附屬公司。根據該協議，本公司在完成時將實際向嘉裕轉讓本公司所擁有之金冕全部經濟及股份權益。由於嘉裕現時擁有金冕百份之四十九權益，根據上市規則之規定，該協議構成本公司之一項關連交易，並須待與嘉裕及其聯繫人士並無關連之股東批准後，方可作實。

吾等在構思就此提供之意見時，曾依賴 貴公司各董事及管理層所提供之資料及事實及彼等所表達之見解。吾等假設於本函件之刊發日期，無論 貴公司各董事或僱員向吾等提供或本函件引述之所有資料，在各重要方面均屬真確無訛，而在舉行股東特別大會以考慮該協議之日期，該等資料在各重要方面仍然屬實。

吾等曾尋求並已獲得各董事確認，在彼等所提供之資料及發表之見解中，並無遺漏任何重大因素，而吾等亦依賴該等資料及確認。吾等認為吾等已獲提供及已審閱足夠資料以達致明確之見解。本函件所載之資料之準確性足以信賴，並能提供合理基準，使吾等藉此提供意見。吾等無理由懷疑有任何重要事實被隱瞞。然而，吾等並無對 貴集團之業務／事務進行獨立調查。

經考慮之主要因素及理由

在達致吾等之見解前，吾等曾考慮以下之主要因素及理由：

(i) 訂立該協議之背景

如董事會函件所述，預期該項目將於二零零一年之年初完成，涉及之成本約共港幣三十四億元。各董事認為該協議能夠為 貴公司提供上佳之機會，在發展工程初期之時，將該項目變現一筆利潤，且毋須面對任何風險及進一步之資本承擔。鑑於 貴公司根據該協議進行出售而將會收取一筆約共港幣八千七百萬元之利潤，吾等認同各董事認為應訂立該協議之見解。

(ii) 獨立專業估值

各董事已委聘獨立專業估值師簡福飴測量行為該物業進行估值，有關之估值報告載於附錄一。該物業於一九九九年二月二十七日現況下之資本值為港幣十五億三千萬元。

吾等曾與簡福飴測量行就彼等之估值基準及估值方法進行磋商。有關估值乃根據「餘額遞減法」進行。所謂餘額遞減法，乃指發展工程在落成時之價值乃憑估計而定，並減去達致落成狀況前所動用之各種成本，包括建築成本，利息成本及有關費用。項目在落成時之價值乃根據住宅部份（佔落成後樓面總面積約百份之九十八）之政府擔保額而定。吾等認為就該協議之內容而言，以上述方法估值該物業乃適當之方法。

(iii) 金冕之帳目

根據該協議，將予出售之權益並非該物業，而是該物業之控股公司金冕百分之五十一權益。金冕非常倚重嘉裕提供之貸款，因支付該物業之地價港幣十億九千九百萬元而借取龐大之款額，亦須就有關之建築工程籌集大筆資金以完成該項目。於一九九九年二月二十八日，金冕所獲嘉裕提供之股東貸款約為港幣十一億一千六百萬元，另有一筆由一位獨立第三者提供之款項約港幣一億零九百萬元及其他負債約港幣一億元。金冕於一九九九年二月二十八日之未經審核資產負債淨值約為港幣九十八萬三千元。按上文所述之資產淨值及該物業之估值基準，金冕之備考未經審核資產淨值約為港幣二億五百零三萬四千八百四十六元（已調整至計入該物業之估值），其中百份之五十一則相等於港幣一億零四百五十六萬七千七百七十一元。

(iv) 代價

代價港幣一億零五百六十七萬二千元乃由有關各方經過公平磋商及在參考金冕之備考未經審核資產淨值港幣二億五百零三萬四千八百四十六元後議定。代價較 貴公司應佔金冕之備考未經審核資產淨值有溢價約百份之一點零六（或港幣一百一十萬四千二百二十九元）。由於金冕乃一間物業持有公司，吾等認為上述議定代價之基準乃屬合理。各董事已指出，該協議所得之款項淨額約港幣一億零四百萬元將會用作削減銀行貸款及作一般營運資金用途。

(v) **對有形資產淨值之影響**

貴集團於一九九八年三月三十一日之經審核綜合有形資產淨值約為港幣十七億四千七百萬元。代價能實際反映 貴公司於該物業之權益之現時市值。根據該協議所進行之出售較帳面上之資產淨值(即估值前之 貴公司於金冕之投資成本總額)有溢價，因此將為資產淨值帶來帳面上之利益。貴集團在完成時之備考有形資產淨值將增加港幣八千七百萬元，達至約港幣十八億三千四百萬元。吾等認為 貴集團之有形資產淨值增加將會對股東有利。

(vi) **對盈利之影響**

出售將能使帳面值增加約港幣八千七百萬元之盈餘。預期出售所得之溢利將在 貴公司截至二零零零年三月三十一日止年度之業績內列作一項特殊項目。吾等認為該協議能對 貴集團截至二零零零年三月三十一日止年度之盈利產生正面影響，亦符合 貴公司及各股東之利益。

結論及推薦意見

在考慮到該項目之預期發展成本總額及 貴集團之經審核綜合有形資產淨值後，吾等認為該項目乃貴公司之一個較大型及長期之項目。該項目僅於一九九八年八月開始動工，預期將於二零零一年初完成。吾等認為根據該協議而進行之實際出售將能使 貴集團在毋須面對任何風險及進一步之資本承擔之情況下，變現一筆龐大之溢利港幣八千七百萬元(相對 貴公司至今就該項目動用之投資成本總額港幣一千八百萬元而言)。該協議之條款乃由對物業市場(特別對該項目)有深切認識之有關各方在公平磋商後議定。 貴公司應收之代價將使 貴集團之溢利及資產淨值提升。按此基準，吾等認為該協議之條款乃公平及合理，而建議作出之出售亦符合 貴公司及各股東之整體利益。因此，吾等推薦獨立董事委員會應建議獨立股東在股東特別大會上投票贊成為批准該協議而提呈之普通決議案。

此致

獨立董事委員會 台照

代表
新百利有限公司
董事總經理
梁美嫻
謹啟

一九九九年五月二十一日

下文乃簡福飴測量行就彼等於一九九九年二月二十七日為該物業進行估值而編製，以便收錄於本通函之估值函件及估值證書全文：

Knight Frank
簡福飴測量行
香港
北角
電器道183號
友邦廣場
32樓

敬啟者：

有關：位於香港愛秩序灣填海區
筲箕灣內地段839號
之私人機構參建居屋計劃項目
（「該物業」）

茲遵照　閣下指示，對其士國際集團有限公司（「貴公司」）持有之物業權益進行估值。吾等確認曾就該物業進行實地視察，查詢有關情況，並蒐集吾等認為必需之進一步資料，以便向　閣下呈報吾等認為有關物業權益於一九九九年二月二十七日之價值。

吾等已按該物業之公開市值進行估值。所謂公開市值，就吾等所下定義為「某項物業權益於估值當日在下列假定情況下以現金代價無條件完成出售，預期可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值當日前，有一段合理時間（視乎物業之性質及市道而定）適當推銷該權益，就價格及條款達成協議並完成該項銷售；

(c) 在較早前假定之交換合約日期之市道、價值水平及其他情況均與估值當日相同；

(d) 不考慮具有特殊權益買家之追加出價；及

(e) 交易雙方清楚了解並在謹慎及非強逼之情況下進行有關交易。」

吾等之估值乃假定業主將物業權益以其現況在公開市場發售，並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以抬高物業權益之價值。

該物業由 貴公司持有作發展用途，並已按該物業將會根據吾等所獲 貴公司提供之最近期發展建議進行發展及落成之基準估值。吾等假設上述之建議已獲得必須之批准。

吾等在達至該物業之公開市值之意見時，曾參考該物業落成及由政府購買之住宅部份所收取之銷售所得款項。就該物業之非住宅部份而言，吾等亦已參考同區之類似樓宇之銷售交易。吾等在估值時，亦已考慮到尚需動用之建築工程成本、融資成本、專業費用及為使項目落成而必須動用之其他開支。

所謂「落成時之資本值」，乃指吾等對有關發展工程之總售價(假設其在估值日期已落成及可作發售用途)之見解。

吾等在頗大程度上依賴 貴公司所提供之資料，並接納吾等就此獲提供之有關法定通告、地役權、城市規劃規定、年期、發展建議、建築成本、發展計劃、地盤及樓面面積及其他有關之資料。

吾等並未獲提供該物業之業權文件副本，惟已就此於土地註冊處進行查冊。然而，吾等並無查閱有關文件之正本以核實業權或查明是否有任何修訂內容並無呈示於呈交吾等之副本內。所有文件及契約均僅供參考之用，而所有尺寸、量度及面積均為約數。吾等並無進行任何實地量度。

吾等並無進行地盤查察以確定地盤狀況及有關設備是否適合發展。吾等假設上述各項情況均為合格，而在建築期間毋須動用額外日常經費，亦不會因此延誤有關工程進度。

吾等之估值並無考慮有關物業之任何抵押、按揭或拖欠之債項，以及出售時可能須承擔之任何開支或稅項。除另有說明者外，吾等假定物業權益概無附帶可影響價值之繁重負擔，限制及支銷。

隨函附奉吾等之估值證書。

此致

香港
九龍
九龍灣宏開道八號
其士商業中心
二十二樓
其士國際集團有限公司

列位董事 台照

代表
簡福飴測量行
董事
劉振權
AHKIS ARICS RPS (GP)
謹啟

一九九九年五月二十一日

估值證書

物業	概況及年期	佔用詳情	於一九九九年二月二十七日現況下之資本值
位於香港愛秩序灣填海區筲箕灣內地段839號之私人機構參建居屋計劃項目 筲箕灣內地段839號	該物業包括一幅長方型之地盤，其登記面積約為23,414平方米(252,026平方呎)，現時正在地盤上進行私人機構參建居屋計劃之有關工程。 上述建議發展之項目將包括十幢由21至34層不等之住宅樓宇，提供2,972個單位，附設零售、泊車位及康樂設施。 該物業落成後之建築面積(不包括泊車位)將約為如下： 住宅　175,320平方米　(1,887,127平方呎) 零售　2,800平方米　(30,139平方呎) 幼稚園　555平方米　(5,974平方呎) 總計　178,675平方米　(1,923,240平方呎) 此外，在上述之建議發展項目內，亦將會提供679個泊車位(包括62個摩托車之泊車位)及上落貨地區。 該物業根據賣地章程第12525號持有，由一九九八年八月十三日起計，為期五十年。 該物業每年應付之地租款額相等於該物業現時應課差餉值之百份之三。	該物業之建築工程仍在進行中，預期將於二零零一年初落成。	港幣1,530,000,000元

附註：

(1) 該物業之登記業主為金冕有限公司。

(2) 根據 貴公司所提供之資料，截至一九九九年二月二十七日為止已動用之估計建築成本總額約共港幣165,000,000元，而截至該發展項目完成前之尚須動用建築成本則約共港幣1,246,000,000元。該等款項已計入吾等之估值內。

(3) 於一九九九年二月二十七日，建議發展項目之落成後資本值約共港幣3,405,000,000元。

1. 責任聲明

本通函乃為遵照上市規則提供有關本公司之資料而編製。各董事願就本通函內所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確實據彼等所深知及確信，本通函概無遺漏其他事實，以致其所載有關之內容有所誤導。

2. 權益披露

於最後可行日期，各董事擁有本公司或其聯營公司之權益(依據公開權益條例)而遵照條例第28條向本公司及聯交所申報(包括根據公開權益條例第31條或附表第一部份視作或計作擁有之權益為各董事之權益)或遵照公開權益條例第29條須登記本公司存置之登記冊內，或須遵照上市公司董事進行證券交易標準守則之規定由上市公司董事向本公司及聯交所申報如下：

(甲) 本公司權益

(i) *股份*

	股份數目		
董事	個人權益	家族權益	總數
周亦卿	543,571,227*	—	543,571,227
郭海生	491,083	—	491,083
馮伯坤	433,984	—	433,984
簡嘉翰	145,200	—	145,200
譚國榮	803,483	154,374	957,857
Iain Leonard DALE	42,016	—	42,016

* *周亦卿博士實益擁有本公司股份543,571,227股，佔本公司已發行股份約百份之四十八點七四。該等股份已在下段「主要股東」中重述。*

(ii) *認購股權*

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	尚未行使認購股權可認購股份之數目
			港元	*港元*	
周亦卿	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	18,000,000
郭海生	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	10,000,000
馮伯坤	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	8,000,000
馮和順	4/2/1998	3/9/1998 – 2/9/2001	1	0.5376	2,200,000
簡嘉翰	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	2,200,000
黃奇岳	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	1,200,000
譚國榮	4/2/1998	4/9/1998 – 3/9/2001	1	0.5376	1,700,000

（乙）聯營公司權益

(i) *股份*

董事	聯營公司	股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士發展國際有限公司（「其士發展」）	44,583,816	235,229,813*	–	279,813,629
	其士（商業系統）國際有限公司（「其士商業」）	32,000,000	497,754,666*	–	529,754,666
	其士新加坡控股有限公司（「其士新加坡」）	4,375,000	80,000,000*	–	84,375,000
	其士建築集團有限公司（「其士建築」）	41,036,489	85,377,444*	–	126,413,933
郭海生	其士發展	1,000,950	–	–	1,000,950
	其士商業	5,000,000	–	–	5,000,000
	其士建築	1,326,437	–	–	1,326,437
馮伯坤	其士發展	316,000	–	–	316,000
	其士商業	2,600,000	–	–	2,600,000
	其士建築	77,000	–	–	77,000
馮和順	其士發展	548,000	–	–	548,000
	其士商業	300,000	–	–	300,000
	其士建築	295,600	–	–	295,600
簡嘉翰	其士商業	100,000	–	–	100,000
譚國榮	其士發展	691,005	–	–	691,005
	其士商業	2,000,000	–	52,000	2,052,000
	其士建築	625,796	–	7,142	632,938

* *周亦卿博士實益擁有本公司股份543,571,227股，佔本公司已發行股份約百份之四十八點七四，而本公司則持有其士發展股份235,229,813股、其士商業股份497,754,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士商業、其士新加坡及其士建築。*

(ii) *認購股權*

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	尚未行使認購股權可認購股份之數目
				港元	*港元*	
周亦卿	其士商業	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	14,000,000
	其士建築	4/2/1998	3/9/1998 – 2/9/2001	1	0.3248	4,400,000
郭海生	其士商業	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	11,300,000
	其士建築	4/2/1998	3/9/1998 – 2/9/2001	1	0.3248	4,000,000
馮伯坤	其士商業	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	13,300,000
馮和順	其士商業	4/2/1998	3/9/1998 – 2/9/2001	1	0.3376	2,300,000
簡嘉翰	其士商業	4/2/1998	4/9/1998 – 3/9/2001	1	0.3376	2,300,000

除上述外，於最後可行日期，概無董事擁有本公司或其聯營公司之實益或非實益權益，需遵照公開權益條例第28條向本公司及聯交所申報（包括根據公開權益條例第31條或附表第一部份視作或計作擁有之權益為各董事之權益）或須登記於遵照公開權益條例第29條由本公司存置之登記冊或須遵照上市公司董事進行證券交易標準守則之規定向本公司及聯交所申報。

3. 主要股東

於最後可行日期，根據公開權益條例第16(1)條記錄在登記冊中，持有本公司已發行股本百份之十或以上權益之股東如下：

名稱	股份數目
周亦卿	543,571,227

除上文披露之董事及其控制之公司權益外，於最後可行日期，就董事所知並無其他人士直接或間接擁有本公司已發行股本百份之十或以上或根據公開權益條例第16(1)條之任何權益而存置之登記冊中。

4. 專業人士

新百利乃根據證券條例（香港法例第333章）之註冊投資顧問及獲豁免交易商。簡福貽測量行為專業估值師。

新百利及簡福貽測量行已就本通函之刊載發出同意書，同意以本通函之形式及涵義引述彼等之名稱及轉載其函件及估值證書（按情況而定），且迄今並無撤回彼等之同意書。

5. 服務合約

各董事與本集團並無訂立任何服務合約，亦無建議訂立於一年內無須作出賠償（法定賠償除外）之服務合約。

6. 其他事項

(a) 就董事所知，自一九九八年三月三十一日（本集團最近期公佈之經審核財務報告之日期）以來，本集團之財務及業務狀況概無重大逆轉。

(b) 除上述及本公司截至一九九八年三月三十一日止年度之年報所披露外，各董事於本通函刊印日期仍然有效，並無簽署與本集團業務有重大關係及對其董事有重大權益的合約或安排。

(c) 新百利及簡福飴測量行並無直接或間接持有本公司或其附屬公司之股權，亦無可認購或提供其他人士認購本公司或其附屬公司之證券（無論是否具法定效力）。

(d) 除本文所披露者外，新百利、簡福飴測量行及各董事於本公司或其附屬公司自一九九八年三月三十一日後（本公司最近期公佈之經審核財務報告結算日期）已買賣或租賃或本集團建議買賣或租賃之資產中概無擁有任何直接或間接權益。

7. 備查文件

以下各文件可於即日至一九九九年六月七日一般辦公時間在香港九龍灣宏開道八號其士商業中心二十二樓本公司之主要營業地點查閱：

(a) 本公司組織章程大綱及細則；

(b) 本公司分別截至一九九七及一九九八年三月三十一日止兩年度之年報；

(c) 本通函第八至十頁所載之新百利意見書；

(d) 本通函附錄一所載之簡福飴測量行發出之函件及估值證書；及

(e) 本附錄「專業人士」一節所述由新百利及簡福飴測量行發出之同意書。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

茲通告Chevalier International Holdings Limited(其士國際集團有限公司)(「本公司」)訂於一九九九年六月七日星期一上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會,藉以考慮並酌情通過下列決議案為普通決議案:

普通決議案

「**動議**確認及批准由本公司與嘉裕發展有限公司於一九九九年五月七日就金冕有限公司之股本重組而訂立之該協議(定義見一九九九年五月二十一日刊發之通函)。註有「A」字樣之該協議副本已提呈本大會,並由大會主席簡簽以資識別。」

承董事會命
主席兼董事總經理
周亦卿

一九九九年五月二十一日

主要營業地點
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

附註:

1. 凡根據該通告有權出席會議及表決之股東,均有權委派一位或多位代表出席及於需要投票表決時表決,該代表毋須為本公司股東。

2. 代表委任表格已附載於本通告。代表委任表格連同授權書或其他授權文件(如有)或由公證人簽署證明之授權文件之驗證副件,須於股東特別大會舉行前四十八小時,交回本公司之主要營業地點(地址已載列於上文),方為有效。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

10th February, 1999

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1998

PARTICULARS OF THE INTERIM DIVIDEND

It was announced on Tuesday, 29th December, 1998 that the Board of Directors of the Company resolved to pay an interim dividend of HK$0.02 per share for the six months ended 30th September, 1998 to shareholders whose names appear on the Register of Members on Friday, 29th January, 1999 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 25th January, 1999 to Friday, 29th January, 1999, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.02 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or

(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the interim dividend; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.507 per Share of the Company for the five consecutive trading days from Monday, 25th January,1999 to Friday, 29th January, 1999 less a discount of five per cent and which was fixed at HK$0.482 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholding on Friday, 29th January, 1999 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Friday, 29th January, 1999 for which share election is made} \times \frac{\text{HK\$0.02}}{\text{HK\$0.482}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the interim dividend for the six months ended 30th September, 1998. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the interim dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the interim dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Friday, 5th March, 1999. No acknowledgement of receipt of the Form of Election will be issued.

***Shareholders who wish to receive the whole of the interim dividend in cash need* NOT *complete the* Form of Election.**

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Forms of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the interim dividend for the period in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Friday, 12th March, 1999.

GENERAL

Whether or not it is to your advantage to elect to receive your interim dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the interim dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示不會就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

非執行董事
Iain Leonard DALE O.B.E.
鄭明訓太平紳士

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至一九九八年九月三十日止六個月之中期股息以股代息計劃

中期股息詳情

本公司董事會於一九九八年十二月二十九日星期二宣佈派發截至一九九八年九月三十日止六個月之中期股息每股港幣0.02元，予在一九九九年一月二十九日星期五(「記錄日期」)名列於股東名冊內之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股份(「新股份」)以替代該現金股息(「以股代息計劃」)。本公司已於一九九九年一月二十五日星期一至一九九九年一月二十九日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之已發行股份(「股份」)收取現金股息每股港幣0.02元；或

(乙) 獲配發按面值繳足之新股份，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該中期股息；或

(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由一九九九年一月二十五日星期一至一九九九年一月二十九日星期五止五個連續交易日之每股平均收市價每股港幣0.507元計算，經百份之五折讓後，每股市值港幣0.482元。因此，股東按以股代息計劃而就其於一九九九年一月二十九日星期五持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於一九九九年一月二十九日星期五所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.02元}}{\text{港幣0.482元}}$$

即將發行之新股份將在各方面均與現已發行股份享有同等權益，惟不得享有截至一九九八年九月三十日止六個月之中期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會配發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本通函附上一份選擇表格，以供股東就中期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替將來所得之現金股息。

有意收取新股份替代全部或部份現金中期股息之股東，應依照選擇表格上指示填寫及簽署，並於一九九九年三月五日星期五下午四時前將填妥之表格送抵香港干諾道中一一一號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部中期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時，毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，而無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部中期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股份，請填寫選擇表格內之丁欄。已選擇將來收取新股份替代全部股息並欲繼續以新股份收取全部股息之股東，則不會寄予選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取是期之中期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於一九九九年三月十二日星期五寄予各應得之股東，如有郵誤，概由收件人承擔責任。

一般事項

就此項中期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為中期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九九年二月十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Non-Executive Directors
Iain Leonard DALE O.B.E.
CHENG Ming Fun, Paul J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

5th October, 1998

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 1998

PARTICULARS OF THE FINAL DIVIDEND

It was approved by the shareholders of the Company at the Annual General Meeting held on Wednesday, 23rd September, 1998 that a final dividend of HK$0.05 per share for the year ended 31st March, 1998 will be paid to shareholders whose names appear on the Register of Members of the Company on Wednesday, 23rd September, 1998 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.05 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or
(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the final dividend; or
(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.52 per Share of the Company for the five consecutive trading days from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998 less a discount of five per cent and which was fixed at HK$0.494 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholding on Wednesday, 23rd September, 1998 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Wednesday, 23rd September, 1998 for which share election is made} \times \frac{HK\$0.05}{HK\$0.494}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 1998. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong before 4:00 p.m. on Friday, 23rd October, 1998. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holder.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Form of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Monday, 2nd November, 1998. Dealings of the New Shares will commence on Tuesday, 3rd November, 1998.

GENERAL

Whether or not it is to your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the final dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本函件任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

非執行董事
Iain Leonard DALE O.B.E.
鄭明訓 太平紳士

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至一九九八年三月三十一日止年度之末期股息以股代息計劃

末期股息詳情

本公司股東於一九九八年九月二十三日星期三之股東週年大會上，通過派發截至一九九八年三月三十一日止年度之末期股息每股港幣0.05元予於一九九八年九月二十三日星期三(「記錄日期」)名列於本公司股東名冊上之股東。股東可選擇收取配發每股面值港幣0.25元之新股份(「新股份」)以替代該現金股息(「以股代息計劃」)。本公司已於一九九八年九月十七日星期四至一九九八年九月二十三日星期三(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之已發行股份(「股份」)收取現金股息每股港幣0.05元；或

(乙) 獲配發按面值繳足之新股份，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該末期股息；或

(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由一九九八年九月十七日星期四至一九九八年九月二十三日星期三止五個連續交易日之每股平均收市價每股港幣0.52元計算，經百份之五折讓後，每股市值港幣0.494元。因此，股東按以股代息計劃而就其於一九九八年九月二十三日星期三持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於一九九八年九月二十三日星期三所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.05元}}{\text{港幣0.494元}}$$

即將發行之新股份將在各方面均與現已發行股份享有同等權益，惟不得享有截至一九九八年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本函件附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替一切現金股息。

有意收取新股份替代全部或部份現金末期股息之股東，應依照選擇表格上指示填寫及簽署，並於一九九八年十月二十三日星期五下午四時前將填妥之表格送抵香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部末期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時，毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，而無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部末期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股份，請填寫選擇表格內之丁欄。已選擇將來收取新股份替代全部股息並欲繼續以新股份收取全部股息之股東，則不會寄予選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取本年度之末期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於一九九八年十一月二日星期一或左右寄予各應得之股東，如有郵誤，概由收件人承擔責任。新股份將可於一九九八年十一月三日星期二進行買賣。

一般事項

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九八年十月五日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Non-Executive Directors
LEE Tung Hai, Leo Cavaliere Gr. Cr., O.B.E.,
Chev. Leg. D'Hon., Comm. Leopold II, J.P.
Iain Leonard DALE O.B.E.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

24th August, 1998

To the shareholders

Dear Sir/Madam,

03 MAY 19 AM 7:21

PROPOSALS RELATING TO AN INCREASE IN AUTHORISED SHARE CAPITAL AND GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to increase the authorised share capital of the Company and to obtain a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.25 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution(s)"). The Ordinary Resolutions regarding the said increase in authorised share capital and repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 11:00 a.m. ("the 1998 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions proposed.

INCREASE IN AUTHORISED SHARE CAPITAL

At the 1998 Annual General Meeting, resolution will be proposed to increase the authorised share capital of the Company from HK$325,000,000 to HK$425,000,000 by the creation of an additional 400,000,000 new Shares of HK$0.25 each to rank pari passu with the existing shares in all respects.

The Directors do not have any present intention of issuing any part of that capital save to the extent that it is necessary for the Company to do so for the purpose of issuing shares upon exercise by the Directors of any share issue mandate granted from time to time by shareholders whenever the Directors consider it to be in the interests of the Company and its shareholders.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) *Dealing restrictions*

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant share certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 7 to be proposed at the 1998 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 24th August, 1998, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 1,024,642,824 Shares in issue. Therefore, subject to the passing of the proposed Resolution 7 at the 1998 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate repurchase a maximum of 102,464,282 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 1998, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 7 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 1998 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 1998 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr. CHOW Yei Ching beneficially held 473,944,881 Shares in aggregate representing approximately 46.25 per cent of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. To the best knowledge and belief of the Directors, Dr. Chow is the only person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholding of Dr. Chow in the Company would increase to approximately 51.39 per cent of the issued share capital of the Company. The Directors consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	**Lowest** *HK$*
August 1997	2.591	1.691
September 1997	1.955	1.518
October 1997	1.610	0.760
November 1997	1.180	0.950
December 1997	1.100	0.920
January 1998	0.980	0.590
February 1998	0.890	0.660
March 1998	0.880	0.750
April 1998	0.900	0.790
May 1998	0.850	0.720
June 1998	0.750	0.610
July 1998	0.690	0.600

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 1998 ANNUAL GENERAL MEETING

The form of proxy for use at the 1998 Annual General Meeting is enclosed in the Annual Report 1997/98 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 1998 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Increase in Authorised Share Capital and the Repurchase Proposal are in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolutions to be proposed at the 1998 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本通函任可方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

非執行董事
李東海 Cavaliere Gr. Cr., O.B.E.,
Chev. Leg. D'Hon., Comm. Leopold II, J.P.
Iain Leonard DALE O.B.E.

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關增加法定股本
及
一般授權以購回本公司股份之建議

緒言

董事會欲尋求股東批准增加本公司之法定股本及授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.25元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百份之十(「普通決議案」)。有關增加法定股本及一般授權之建議將於一九九八年九月二十三日星期三上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「一九九八年度股東週年大會」)上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

增加法定股本

在一九九八年股東週年大會上，將提呈一項決議案，建議增加400,000,000股每股面值港幣0.25元本公司股本中之新股份，將本公司之法定股本由港幣325,000,000元增至港幣425,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。

董事會認為除本公司有需要發行股本外，現階段並無意發行任何股本。本公司股東不時授予董事一般授權以發行本公司股本，董事認為其發行之目的乃符合本公司及其股東之利益。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則(「上市規則」)之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准(不論以一般授權或有關某項交易之持定批准之方式)。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司(已修定)所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意在聯交所向關連人士購回其本身之股份，而關連人士(按上市規則之定義)亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，公司不得在聯交所購回其股份(除特別情況外)。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五(或少於聯交所規定之百份率)，則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份(不論是在聯交所或以其他方式進行)之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份(不論是在聯交所或以其他方式進行)後之三十日內不得進行或宣佈發行新股份(公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之證券則除外)。

(f) 呈報規定

所有股份購回事宜(不論是在聯交所或以其他方式進行)之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，説明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

一九九八年度股東週年大會上將予提呈之第(七)項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百份之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於一九九八年八月二十四日(本文年付印前之最後實際可行日期(「最後實際可行日期」))，本公司共有已發行股份為1,024,642,824股。因此，在一九九八年度股東週年大會上提呈之第(七)項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達102,464,282股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至一九九八年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第(七)項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於一九九八年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於一九九八年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，周亦卿博士實益持有本公司股份473,944,881股，約相等於本公司已發行股本百份之四十六點二五並控制超過三份之一本公司投票權。董事會就其所知並相信，周博士為唯一實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通決議案授予之購回股份全部權力，(如現有持股情況保持不變下)周博士所持有本公司股權將約增加至本公司已發行股本百份之五十一點三九。董事會認為此項股權增加將會導致必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任可影響。

市價

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九七年八月	2.591	1.691
一九九七年九月	1.955	1.518
一九九七年十月	1.610	0.760
一九九七年十一月	1.180	0.950
一九九七年十二月	1.100	0.920
一九九八年一月	0.980	0.590
一九九八年二月	0.890	0.660
一九九八年三月	0.880	0.750
一九九八年四月	0.900	0.790
一九九八年五月	0.850	0.720
一九九八年六月	0.750	0.610
一九九八年七月	0.690	0.600

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

一九九八年度股東週年大會

本文件連同本公司一九九七／九八年度年報寄予各股東，並隨附一九九八年股東週年大會之代表委任表格。無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室。填妥及交回代表委任表格後，閣下仍可出席一九九八年度股東週年大會，並於會上投票。

推薦意見

董事會認為增加法定股本及購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於一九九八年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier International Holdings Limited
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九八年八月二十四日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F) *(Chairman and Managing Director)*
KUOK Hoi Sang *(Deputy Managing Director)*
FUNG Pak Kwan
FUNG Wo Shun
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Non-Executive Directors
LEE Tung Hai, Leo Cavaliere di Gr. Cr., O.B.E., Chev. Leg.d' Hon., Comm. Leopold II, J.P.
Iain Leonard DALE O.B.E.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Kowloon,
Hong Kong

21st January, 1998

03 MAY 19 AM 8:21

To the shareholders

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1997

PARTICULARS OF THE INTERIM DIVIDEND

It was announced on Friday, 12th December, 1997 that the Board of Directors of the Company resolved to pay an interim dividend of HK$0.04 per share for the six months ended 30th September, 1997 to shareholders whose names appear on the Register of Members on Friday, 16th January, 1998 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.25 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Monday, 12th January, 1998 to Friday, 16th January, 1998, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.04 per share of HK$0.25 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or

(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the interim dividend; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.69 per Share of the Company for the five consecutive trading days from Monday, 12th January, 1998 to Friday, 16th January, 1998 less a discount of five per cent and which was fixed at HK$0.6555 per Share. Accordingly, the number of New

Shares which shareholders will receive in respect of their shareholding on Friday, 16th January, 1998 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Friday, 16th January, 1998 for which share election is made} \times \frac{HK\$0.04}{HK\$0.6555}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the interim dividend for the six months ended 30th September, 1997. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

FORM OF ELECTION

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the interim dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the interim dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited, at Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong before 4:00 p.m. on Friday, 13th February, 1998. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the interim dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Forms of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Forms of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the interim dividend for the period in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Wednesday, 18th February, 1998. Dealings of the New Shares will commence on that date.

GENERAL

Whether or not it is to your advantage to elect to receive your interim dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the interim dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully
For and on behalf of
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

此乃要件　請即處理

閣下如對本函件任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示不會就因本函件全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F)
(主席兼董事總經理)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍
九龍灣宏開道八號
其士商業中心二十二樓

非執行董事
李東海Cavaliere di Gr. Cr., O.B.E.,
Chev. Leg.d' Hon., Comm. Leopold II, J.P.
Iain Leonard DALE O.B.E.

敬啟者：

有關截至一九九七年九月三十日止六個月之中期股息之以股代息計劃

中期股息詳情

本公司董事會於一九九七年十二月十二日星期五宣佈派發截至一九九七年九月三十日止六個月之中期股息每股港幣0.04元，予於一九九八年一月十六日星期五（「記錄日期」）名列股東名冊上之股東。股東可選擇收取配發每股面值港幣0.25元之已繳足新股（「新股」）以替代該現金股息（「以股代息計劃」）。本公司已於一九九八年一月十二日星期一至一九九八年一月十六日星期五（首尾兩天包括在內），暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.25元之股份（「股份」）收取現金股息每股港幣0.04元；或

(乙) 獲配發按面值繳足之新股，其市值總額（定義見下文）除就零碎股份而作出調整外，相等於該中期股息；或

(丙) 部份現金及部份新股。

依據以股代息計劃配發予股東之新股數目乃參照由一九九八年一月十二日星期一至一九九八年一月十六日星期五止五個連續交易日之每股平均收市價每股港幣0.69元計算，經百份之五折讓後，每股市值港幣

0.6555元。因此，股東按以股代息計劃而就其於一九九八年一月十六日星期五持有股份可收取之新股數目之計算方式如下：

$$\text{應獲配發新股數目} = \text{於一九九八年一月十六日星期五所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.04元}}{\text{港幣0.6555元}}$$

即將發行之新股將在各方面均與現已發行股份享有同等權益，惟不得享有截至一九九七年九月三十日止六個月之中期股息。每位股東所獲配發之新股數目將被向下調整至最接近之整數，而零碎新股將不會發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股後，原本應派予股東之現金將由本公司保留作營運資本。

選擇表格

隨本函件附上一份選擇表格，以供股東就中期股息選擇全部收取新股或選擇部份收取新股及部份收取現金，或固定選擇長期收取股份代替一切現金股息。

有意收取新股替代全部或部份現金中期股息之股東，應依照選擇表格上指示填寫及簽署，並於一九九八年二月十三日星期五下午四時前將填妥之表格送抵香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部中期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股之股息時，毋須再寄發選擇表格之股東，則應填寫簽署選擇表格背面之通告。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股替代全部中期股息之股東及將來以現金派發股息而股東可選擇收取股息時全部收取新股，請填寫選擇表格內之丁欄。已選擇將來收取新股替代全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取是期之中期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股股票及／或股息支票將約於一九九八年二月十八日星期三寄予各應得之股東，如有郵誤，概由收件人承擔責任。新股將可於同日進行買賣。

一般事項

就此項中期股息選擇全部收取新股或全部收取現金，或選擇部份收取新股及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為中期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
其士國際集團有限公司
董事會命
主席兼董事總經理
周亦卿
謹啟

一九九八年一月二十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

03 MAY 22 AM 7:21

PROPOSED CONSOLIDATION OF SHARES

A notice convening a special general meeting of Chevalier International Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, on Thursday, 5 June, 2003, at 10:00 a.m. is set out on pages 9 to 10 of this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you are able to attend the special general meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting, or any adjournment thereof, to Chevalier International Holdings Limited's Hong Kong branch share registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting should you so wish.

20 May, 2003

CONTENTS

EXPECTED TIMETABLE

Latest time for return of form of proxy in respect of the SGM	10:00 a.m. on Tuesday, 3 June, 2003
Date and time of the SGM	10:00 a.m. on Thursday, 5 June, 2003
Effective date of the Consolidation	Friday, 6 June, 2003
Original counter for trading in Existing Shares in the form of existing *pink* share certificates in board lots of 2,000 Existing Shares temporarily closes	9:30 a.m. on Friday, 6 June, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares in the form of existing *pink* share certificates opens	9:30 a.m. on Friday, 6 June, 2003
Original counter for trading in New Shares in board lots of 2,000 New Shares in the form of new *red* share certificates reopens	9:30 a.m. on Friday, 20 June, 2003
Parallel trading in New Shares in the form of existing *pink* share certificates and new *red* share certificates commences	9:30 a.m. on Friday, 20 June, 2003
Parallel trading in New Shares in the form of existing *pink* share certificates and new *red* share certificates ends	4:00 p.m. on Monday, 14 July, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares in the form of existing *pink* share certificates closes	Monday, 14 July, 2003
Matching service for the sale and purchase of odd lots of New Shares	from Friday, 20 June to Monday, 14 July, 2003
Free exchange of existing *pink* share certificates for new *red* share certificates for New Shares	from Friday, 6 June to Thursday, 17 July, 2003

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"ADR(s)"	the Company's securities are listed on the New York Stock Exchange in the form of American Depositary Receipts
"Board"	the board of Directors
"Business Day(s)"	a day, other than a Saturday or a Sunday, on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for the business of dealing in securities
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Consolidation"	the proposed consolidation of every five issued and unissued Existing Shares of HK$0.25 each in the share capital of the Company into one New Share of HK$1.25 as described herein
"Director(s)"	the director(s) of the Company from time to time
"Existing Share(s)"	existing share(s) of HK$0.25 each in the share capital of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16 May, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	share(s) of HK$1.25 each in the share capital of the Company on completion of the Consolidation
"SGM"	the special general meeting of the Company to be held on Thursday, 5 June, 2003 at 10:00 a.m., notice of which is set out on pages 9 and 10 of this circular and any adjournment thereof

"Share Registrars"	Standard Registrars Limited, the Company's Hong Kong branch share registrars
"Shareholders"	holders of Shares (or New Shares after completion of the Consolidation)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

20 May, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED CONSOLIDATION OF SHARES

INTRODUCTION

The Board announced on 30 April, 2003 that it proposes to effect the Consolidation by consolidating every five issued and unissued Existing Shares of HK$0.25 each in the share capital of the Company into one New Share of HK$1.25 each in the share capital of the Company.

The purpose of this circular is to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution as mentioned herein and which, inter alia, will be dealt with at the SGM to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 5 June, 2003 at 10:00 a.m..

PROPOSED CONSOLIDATION OF SHARES

Pursuant to the proposal, every five existing issued and unissued ordinary shares of HK$0.25 each in the share capital of the Company will be consolidated into one new ordinary share of HK$1.25 each in the share capital of the Company.

As at the Latest Practicable Date, the authorised and issued share capital of the Company are as follows:

	HK$	*No. of Existing Shares*
Authorised share capital	425,000,000	1,700,000,000
Issued share capital	327,307,966	1,309,231,865
Colour of share certificates		pink
Board lot size		2,000

Immediately after the Consolidation becoming effective, it is expected that the authorised and issued share capital of the Company are as follows:

	HK$	*No. of New Shares*
Authorised share capital	425,000,000	340,000,000
Issued share capital*	327,307,966	261,846,373
Colour of share certificates		red
Board lot size		2,000

* Such figures will be adjusted for any shares issued or repurchased between the Latest Practicable Date and the effective date of the Consolidation. The New Shares will rank pari passu with each other.

As at the Latest Practicable Date, the Company had no outstanding warrants or convertible or exchangeable securities. As at the Latest Practicable Date, there were options entitling holders thereof to subscribe for 34,150,000 Existing Shares at an exercise price of HK$0.488 per Existing Share pursuant to the Company's share option scheme. The Company's auditors has confirmed that upon the Consolidation becoming effective, the options will entitle the holders thereof to subscribe for 6,830,000 New Shares at an adjusted exercise price of HK$2.44 per New Share.

The existing board lot of shares of the Company for trading on the Stock Exchange will remain unchanged upon the Consolidation becomes effective.

Fractions of New Shares arising upon the Consolidation will be aggregated and sold for the benefit of the Company. The Consolidation will not, of itself, alter the underlying assets, business, management or financial position of the Company, nor will the proportionate interests of the Shareholders be changed as a result of the Consolidation, save as regards, the *de-minimis* impact arising out of the treatment of fractional entitlements as referred to above.

Reasons for the Consolidation

The Directors considered that it is appropriate that the traded value of the Company's board lots be commensurate with other companies of a similar market capitalisation. In addition, the proposed Consolidation will reduce the number of board lots in the market and, as a result, the handling costs and transaction charges for the Company and for those whose interests in the Company are held through CCASS will be reduced, which the Directors considered it in the interests of the Company and the Shareholders as a whole.

As at the Latest Practicable Date, the Company does not have any intention of raising funds upon the Consolidation becoming effective.

Conditions of the Consolidation

The proposed Consolidation is conditional on the following conditions:

(a) the passing of an ordinary resolution by the Shareholders at the SGM to approve the Consolidation; and

(b) the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the New Shares.

Listing and dealing

Application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares.

Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests in the Company are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange and without any need on the part of such persons to deposit new share certificates in respect of the New Shares with HKSCC.

Free exchange of share certificates

Subject to fulfilment of the conditions and the Consolidation taking effect, it is expected that, as from 6 June, 2003, new share certificates will be issued in board lots of 2,000 New Shares. Certificates in respect of the Existing Shares can be submitted to the Share Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the pink share certificates for the Existing Shares will remain effective as documents of title, on the basis of five Existing Shares for one New Share, and may be exchanged for new red share certificates for the New Shares at any time on payment of a prescribed fee not exceeding the permitted levels under the Listing Rules. It is expected that the share certificates for New Shares will be available for collection within a period of 10 Business Days after the submission of the existing share certificates to the Share Registrars for exchange.

Trading arrangements for New Shares

Subject to the Consolidation becoming effective:

(i) From 6 June, 2003, the original counter for trading in the Existing Shares in board lots of 2,000 shares will be temporarily closed. A temporary counter will be established for trading in the New Shares in board lots of 400 New Shares. Certificates for Existing Shares may only be traded at this temporary counter.

(ii) With effect from 20 June, 2003, the original counter will be reopened for trading in the New Shares in board lots of 2,000 New Shares.

(iii) From 20 June, 2003 to 14 July, 2003, both days inclusive, there will be parallel trading at the above two counters.

(iv) The temporary counter for trading in the New Shares in board lots of 400 New Shares will be removed after 4:00 p.m. on 14 July, 2003. Thereafter, trading will only be in the form of the red share certificates for New Shares.

The pink share certificates for Existing Shares will cease to be marketable and will not be acceptable for delivery and settlement purposes, albeit that they will remain effective as documents of title, as referred to above.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots of New Shares as a result of the Consolidation, the Company has appointed BNP Paribas Peregrine Securities Limited at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong (Telephone number: (852) 2825 1888) to act as agent in providing a "matching service" to those Shareholders who wish to top-up or sell their holdings of odd lots of the New Shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact Mr Hugo Leung of BNP Paribas Peregrine Securities Limited during such period.

Shareholders should note that successful matching of the sale and purchase of odd lots of New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of New Shares available for such matching. Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

Arrangement in respect of American Depositary Receipts

The Company has securities in the form of ADRs listed on The New York Stock Exchange. Each ADR represents 25 Existing Shares. As at the Latest Practicable Date, there is no outstanding ADRs. It is also proposed that upon the Consolidation becoming effective, new ADR will represent 25 New Shares.

SPECIAL GENERAL MEETING

The notice convening the SGM is set out on pages 9 and 10 of this circular.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Share Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event by no later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you wish.

RECOMMENDATION

The Board considers that the Consolidation is in the interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders should vote in favour of the resolution to be proposed at the SGM.

Yours faithfully,
For and on behalf of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Special General Meeting of Chevalier International Holdings Limited (the "Company") will be held on Thursday, 5 June, 2003 at 10:00 a.m. at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the new shares of the Company in issue and the shares of the Company to be issued upon exercise of the options granted under the share option scheme of the Company:

(i) the 1,700,000,000 shares of HK$0.25 each in the authorised share capital of the Company be consolidated into 340,000,000 shares of HK$1.25 each and every five existing issued and unissued shares of HK$0.25 each in the share capital of the Company be consolidated into one new share of HK$1.25 in the share capital of the Company ("Consolidated Shares") with effect from June 6, 2003 (Hong Kong time);

(ii) all fractions of the Consolidated Shares to which holders of issued shares of HK$1.25 each would otherwise be entitled be aggregated and sold for the benefit of the Company and that a broker be appointed by the Company to transfer the shares so sold to the purchasers thereof; and

(iii) the board of directors of the Company be authorised to do all things and execute all documents as appropriate to effect and implement any of the foregoing."

By Order of the Board
Kan Ka Hon
Company Secretary

Hong Kong, 20 May, 2003

Registered office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's branch share registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting or any adjourned meeting. Completion of the form of proxy will not preclude members of the Company from attending and voting in person at the Special General Meeting or any adjourned meeting should they so wish.

(c) Where there are joint registered holders of any share, any one of such persons may vote at the Special General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之其士國際集團有限公司股份，應立即將本通函及隨附代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

建議合併股份

其士國際集團有限公司謹訂於二零零三年六月五日星期四上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，股東特別大會通告載於本通函第9頁至第10頁。隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請按隨附之代表委任表格所列印指示將其填妥，並於任何情況下在大會或其任何續會指定舉行時間最少四十八小時前盡快交回其士國際集團有限公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會，並於會上投票。

二零零三年五月二十日

目　錄

交回有關股東特別大會之代表委任表格之最後時限	二零零三年六月三日星期二上午十時正
股東特別大會舉行日期及時間	二零零三年六月五日星期四上午十時正
合併之生效日期	二零零三年六月六日星期五
暫時關閉以現有*粉紅*色股票買賣每手買賣單位為2,000股現有股份之原有櫃位	二零零三年六月六日星期五 上午九時三十分
開放以現有*粉紅*色股票買賣每手買賣單位為400股新股之臨時櫃位	二零零三年六月六日星期五 上午九時三十分
重新開放以新*紅*色股票買賣每手買賣單位為2,000股新股之原有櫃位	二零零三年六月二十日星期五 上午九時三十分
開始以現有*粉紅*色股票及新*紅*色股票並行買賣新股	二零零三年六月二十日星期五 上午九時三十分
終止以現有*粉紅*色股票及新*紅*色股票並行買賣新股	二零零三年七月十四日星期一 下午四時正
關閉以現有*粉紅*色股票買賣每手買賣單位為400股新股之臨時櫃位	二零零三年七月十四日星期一
提供買賣零碎新股之對盤服務	二零零三年六月二十日星期五 至七月十四日星期一
將現有*粉紅*色股票免費換領新*紅*色股票之新股	二零零三年六月六日星期五 至七月十七日星期四

釋　義

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「美國預託証券」	指	本公司之証券以美國預託証券之形式在紐約証券交易所上市
「董事會」	指	董事會
「營業日」	指	香港持牌銀行營業及聯交所開市進行證券買賣之日子(星期六或星期日除外)
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「合併」	指	建議將本公司股本中每5股每股面值0.25港元之已發行及尚未發行之現有股份合併為1股面值1.25港元之新股，詳情載於本通函內
「董事」	指	本公司不時之董事
「現有股份」	指	本公司股本中每股面值0.25港元之現有股份
「香港結算」	指	香港中央結算有限公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年五月十六日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新股」	指	合併完成後本公司股本中每股面值1.25港元之股份
「股東特別大會」	指	本公司將於二零零三年六月五日星期四上午十時正舉行之股東特別大會(其通告載於本通函第9頁及第10頁)及其任何續會

「股份過戶登記處」	指	標準証券登記有限公司，本公司之香港股份過戶登記分處
「股東」	指	股份或於合併完成後之新股持有人
「聯交所」	指	香港聯合交易所有限公司

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

建議合併股份

緒言

董事會於二零零三年四月三十日宣佈將本公司股本中每5股每股面值0.25港元已發行及尚未發行之現有股份合併為本公司股本中1股每股面值1.25港元之新股，以令合併生效。

本通函旨在向股東提供彼等合理需要之一切資料，以便彼等就是否投票贊成或反對本通函所載之決議案作出知情決定，有關決議案(其中包括)將於二零零三年六月五日星期四上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東特別大會上處理。

建議合併股份

根據建議，本公司股本中每5股每股面值0.25港元已發行及尚未發行之現有普通股股份合併為本公司股本中1股每股面值1.25港元之新普通股股份。

於最後實際可行日期，本公司之法定及已發行股本如下：

	港元	*現有股份數目*
法定股本	425,000,000	1,700,000,000
已發行股本	327,307,966	1,309,231,865
股票顏色		粉紅
買賣單位(每手)		2,000

緊隨合併生效後，預計本公司之法定及已發行股本如下：

	港元	*新股數目*
法定股本	425,000,000	340,000,000
已發行股本*	327,307,966	261,846,373
股票顏色		紅
買賣單位(每手)		2,000

* 該等數字將會就最後實際可行日期及合併生效日期期間所發行或回購之任何股份予以調整。新股將享有同等權利。

於最後實際可行日期，本公司並無尚未行使之認股權證或可換股或可兑換証券。於最後實際可行日期，根據本公司購股權計劃，購股權持有人可以每股現有股份之行使價0.488港元認購購股權涉及之現有股份數目為34,150,000股。本公司之核數師確認，於合併生效後，購股權持有人可以每股新股經調整之行使價2.44港元認購購股權涉及之新股數目為6,830,000股。

於合併生效後，本公司現時在聯交所以每手進行買賣之買賣單位將維持不變。

因合併而產生之零碎新股將予以彙集並出售，利益撥歸本公司所有。合併本身將不會改變本公司之基本資產、業務、管理或財政狀況，股東之權益比例亦不會因合併而有所轉變，惟因上文所述處理零碎股權利而產生之輕微影響除外。

進行合併之原因

董事相信將本公司每手買賣單位之買賣價調整至近乎其他市值相若之公司，實屬合宜之舉。此外，合併將可減少股份在市場上之每手買賣單位數目，本公司透過中央結算系統持有本公司權益之人士所支付之手續費及交易徵費亦會相應減少，而董事相信此項建議乃符合本公司及其股東之利益。

於最後實際可行日期，本公司並無意在合併生效後籌集資金。

合併之條件

建議合併須待下列條件達成後，方可作實：

(a) 股東於股東特別大會上通過一項普通決議案批准合併；及

(b) 聯交所上市委員會批准新股上市及買賣。

上市及買賣

本公司已向聯交所上市委員會申請批准新股上市及買賣。

倘新股獲批准在聯交所上市及買賣，新股將獲香港結算接納為合資格證券，自新股開始在聯交所買賣當日或由香港結算可能指定之其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間進行之交易須於任何交易日後第二個交易日在中央結算系統內進行交收。所有中央結算系統之活動均須依據不時有效之一般規則及運作程序進行。

就現時透過中央結算系統持有本公司權益之人士而言，新股買賣預期可自新股開始在聯交所買賣當日起透過中央結算系統交收，而有關人士毋須將新股之新股票寄存於香港結算。

免費換領股票

待上述條件達成及合併生效後，預期新股票將於二零零三年六月六日起以每手買賣單位為2,000股新股發行。股東可於二零零三年六月六日至二零零三年七月十七日(首尾兩日包括在內)上午九時正至下午四時正內，將現有股份之股票送交股份過戶登記處，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，免費換領新股票。其後，現有股份之粉紅色股票仍屬股份擁有權之有效文件，基準為每5股現有股份相當於1股新股，並可在支付不超過上市規則批准限額下的規定費用後隨時換領新股之紅色新股票。預期股東將現有股票送交股份過戶登記處以換領新股票後之十個營業日內，將可領取新股之股票。

買賣新股之安排

待合併生效後：

(i) 由二零零三年六月六日起，以每手買賣單位為2,000股現有股份之原有櫃位將暫時關閉。以每手買賣單位為400股新股之臨時櫃位將會設立。現有股份之股票的買賣僅會在此臨時櫃位進行。

(ii) 由二零零三年六月二十日起，以每手買賣單位為2,000股新股之原有櫃位將重新開放。

(iii) 由二零零三年六月二十日至二零零三年七月十四日(首尾兩日包括在內)期間內，上述兩個櫃位將會進行並行買賣。

(iv) 以每手買賣單位為400股新股之臨時櫃位將於二零零三年七月十四日下午四時後關閉，其後新股買賣僅會以紅色股票進行。

現有股份之粉紅色股票將不再在市場流通，亦不會獲接納作送達及交收用途。惟如上文所述，該等股票仍屬股份擁有權之有效文件。

買賣零碎股份之安排

為方便買賣因合併而產生之新股的零碎股份，本公司已委任法國巴黎百富勤證券有限公司，地址為香港中環花園道三號亞太金融大廈三十六樓，(電話號碼為(852) 2825 1888)出任代理，於二零零三年六月二十日至二零零三年七月十四日(首尾兩日包括在內)期間內，為有意補足或出售所持零碎新股之股東提供「對盤服務」。有意使用是項服務之零碎新股持有人，可於上述期間自行或透過其經紀聯絡法國巴黎百富勤證券有限公司梁栢瀚先生，藉以將其零碎新股出售或補足至每手之完整買賣單位。

股東務請留意，本公司或代理人概不保證可成功配對所有新股的零碎股份之買賣，買賣成功與否須視乎市場是否有足夠之零碎新股可供該等對盤而定。股東如對上述對盤安排有任何疑問，敬請諮詢其專業顧問之意見。

美國預託証券之安排

本公司之証券以美國預託証券之形式在紐約証券交易所上市，每份美國預託証券相等於25股現有股份。於最後實際可行日期，並沒有已發行之美國預託証券。本公司建議於合併生效後，每份新美國預託証券相等於25股新股。

股東特別大會

召開股東特別大會之通告載於本通函第9頁及第10頁。

隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回股份過戶登記處，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會，並於會上投票。

推薦意見

董事會認為，合併乃符合本公司及股東之利益。因此，董事會建議股東投票贊成將於股東特別大會上提呈之決議案。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

香港，二零零三年五月二十日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
(於百慕達註冊成立之有限公司)

茲通告其士國際集團有限公司(「本公司」)謹訂於二零零三年六月五日星期四上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，以考慮並酌情通過下列普通決議案：

普通決議案

「**動議**待香港聯合交易所有限公司上市委員會批准本公司新股及根據本公司購股權計劃行使購股權而發行之股份上市及買賣：

(i) 自二零零三年六月六日(香港時間)起生效，本公司法定股本中1,700,000,000股每股面值0.25港元之股份合併為340,000,000股每股面值1.25港元之股份及本公司股本中每5股每股面值0.25港元之現有已發行及尚未發行股份合併為本公司股本中1股面值1.25港元之新股(「合併股份」)；

(ii) 每股1.25港元已發行股份持有人之零碎合併股份將予以彙集並出售，利益歸本公司所有。本公司將委任一名經紀將售出之股份轉讓給買家；及

(iii) 本公司董事會獲授權作出及簽署與上述合併相關或附帶之所有事宜及文件。」

承董事會命
公司秘書
簡嘉翰

香港，二零零三年五月二十日

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

附註：

1. 凡有權出席上述通告所召開的會議並於會上投票的股東，均可委任一位或多位代表出席會議，及倘有書面表決進行時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東特別大會(或其任何續會)指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效，否則代表委任表格將視作無效。填妥及交還代表委任表格後，本公司之股東仍可親自出席股東特別大會(或其任何續會)，並於會上投票。

3. 如屬股份之聯名登記持有人，其中任何一位股東均可親身或委派代表於大會上就有關股份投票，猶如彼為唯一有權投票者。惟倘有一位以上聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就有關股份排名首位之持有人，方有權就該等股份投票。